Form 20-F
period 2002-12-31
COLT TELECOM GROUP PLC
filed 2003-06-27
CIK 1026733

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

                                   (Mark One)

       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

  X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended 31 December 2002
                                       OR

       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the transition period from to

                         Commission file number 0-28970

                             COLT TELECOM GROUP plc
             (Exact name of Registrant as specified in its charter)

                                     England
                 (Jurisdiction of incorporation or organization)

         Beaufort House, 15 St. Botolph Street, London EC3A 7QN, England
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares, each representing the right to receive four Ordinary Shares, nominal value 2.5p each; Ordinary Shares, nominal value 2.5p each; Warrants to purchase Ordinary Shares, nominal value 2.5p each; Units consisting of 12% Senior Discount Notes due 2006 and Warrants to purchase Ordinary Shares, nominal value 2.5p each; and 2% Senior Convertible Notes due 2005.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value 2.5p each:              1,507,536,535


Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                      Yes  X          No

Indicate by check mark which financial statement item the registrant has elected to follow

                     Item 17                  Item 18  X

                      PRESENTATION OF FINANCIAL INFORMATION



            Our Financial Statements, incorporated herein by reference from the 2002 Annual Report of COLT Telecom Group plc (the "2002 Annual Report"), are presented in British pounds sterling. In this report, references to "U.S. dollars," or "$" are to the currency of the United States, references to "pounds sterling," "pounds," "(pound)," "pence" or "p" are to the currency of the United Kingdom, and references to "(euro)" are to Euros. Solely for your convenience, this report contains translations of certain pounds sterling amounts into U.S. dollars at specified rates. These translations should not be read as representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $ 1.6095 per (pound)1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on 31 December 2002. See "Exchange Rates" in Item 3 of this report for additional exchange rate information. On 2 June 2003, the Noon Buying Rate was 1.6372 per (pound)1.00.

            We prepare our financial statements using accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between U.K. GAAP and U.S. GAAP are summarised in "Summary of Differences Between U.K. Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles ("GAAP")" included in note 25 to the Financial Statements referred to above.

            References in this report to the following companies and organisations include their subsidiaries and affiliates: ABN-AMRO Bank ("ABN AMRO"); Albacom Ltd. ("Albacom"); Arcor Mannesmann Telecommunications ("Arcor"), a consortium with Vodafone Group plc, Deutsche Bahn AG and Deutsche Bank; Belgacom S.A. ("Belgacom"); Berlin Stock Exchange ("Berlin Stock Exchange"); Bloomberg L.P. ("Bloomberg"); BT Group plc ("BT"); BT Ignite ("BT Ignite"), part of BT Group plc; Bull S.A. ("Bull"); Cable & Wireless Communications plc ("Cable & Wireless"); Cadbury Schweppes plc, ("Cadbury Schweppes"); Canon Communication & Image France ("Canon Communication & Image"); CEGEDIM Group S.A. ("CEGEDIM Group"); Group Cegetel, a joint venture between Vivendi Universal, Vodafone Group plc, BT and SBC Communications Inc. ("Cegetel"); CIENA Corporation ("CIENA"); Cisco Systems Inc. ("Cisco"); CompleTel Europe N.V. ("Completel"); Corning, Inc. ("Corning"); DAT va ("DAT"); Deutsche Bank AG ("Deutsche Bank"); Deutsche Bundesbank ("Bundesbank"); Deutsche Telekom AG ("Deutsche Telecom"); e.Biscom S.p.A. ("eBiscom"); Energis Communications Limited ("Energis"); Europcar International a subsidiary of Volkswagen A.G. ("Europcar"); Fitec SAS ("Fitec"); France Telecom; Global Crossing Ltd. ("Global Crossing"); Exane S.A."(Group Exane"); HVB Info, a subsidiary of Hypo-und-vereinsbank A.G ("HVB Info"); Independent Technology Systems Limited ("Independent Technology Systems"); JazzTel plc ("JazzTel"); Jean Paul Gaultier ("Jean Paul Gaultier organisation"); KPN Telecom B.V. ("KPN"); KPN Qwest, a joint venture between KPN and Qwest Communications International, Inc. ("KPNQwest"); LDCommunications SA ("LDCom"); Level 3 Communications, Inc. ("Level 3"); La Banque Federale des Banques Populaires ("La Banque Federale des Banques Populaires"); London Stock
Exchange Limited ("London Stock Exchange"); Marconi plc ("Marconi"); McCann-Erikson Worldgroup ("McCann-Erikson"); McDonalds Corporation ("McDonalds"); MCI Inc.

("MCI"); Northern Telecom Limited ("Nortel"); Novis Telecom SA ("Novis"); NetDoktor.dk ("NetDoktor"); Oracle Corporation ("Oracle"); Pernod Ricard S.A. ("Pernod Ricard Europe"); Pirelli Spaelectrica ("Pirelli"); Priority Telecom NV ("Priority Telecom"); PT Comunicacoes, S.A. and PT Prime-Solucoes Empresariais de Telecomunicacoes e Sistemas, S.A. ("PT Comunicacoes/PT Prime"); Rabobank Group ("Rabobank"); Retevision S.A. ("Retevision"); Radio Telefis Eireann ("RTE") Siemens A.G. ("Siemens"); Skyguide ("Skyguide"); Swisscom AG ("Swisscom"); T-Systems International GmbH ("T-Systems"); TDC Switzerland AG ("TDSunrise"); Telekom Austria; Telecom Italia S.p.A. ("Telecom Italia");
Telefonaktiebolaget LM Ericsson ("Ericsson"); Telefonica de Espana S.A. ("Telefonica"); Telenet AG ("Telenet"); Universal Music Group, ("Universal Music") Van Doome Partnership ("Van Doome"); Versatel Telecom International N.V. ("Versatel"); Wind-Infostrada ("Wind-Infostrada"), a joint venture between ENEL and France Telecom.

            References in this report to "we," "our," "us," "COLT" or the "Company" refer to COLT Telecom Group plc and, where appropriate, its subsidiaries and to its predecessors and, where appropriate, their subsidiaries.

                           FORWARD-LOOKING STATEMENTS

            This report, including the documents that are incorporated by reference, contains statements, which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. Federal Securities laws. These forward-looking statements appear in a number of places in this report and include, among other things, statements concerning:

            o     our strategies,

            o     beliefs or current expectations of our management,

            o the business plan, its advantages and our strategy for implementing the business plan,

            o anticipated growth of the communications and information services industry,

            o expectations as to our future revenues, margins, expenses and capital requirements,

            o anticipated dates on which we will begin providing certain services or reach specific milestones in the business plan, and

            o other statements of expectations, beliefs, trends, future plans and strategies, anticipated developments and other matters that are not historical facts.

            You should be aware that these forward-looking statements are subject to risks and uncertainties, including those Risk Factors described in
Item 3(D) of this report, financial, regulatory, environmental, industry growth and trends, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to:

            o the adverse effects of a highly competitive market for our products and services,

            o our vulnerability to adverse general economic and industry conditions because of leverage,

            o our ability to obtain future financing on acceptable terms and to sufficiently fund the business plan,

            o     changes in our key management professionals, and

            o     adverse changes in laws or regulations.

            The information contained in this report and the documents that are incorporated by reference, including information under the headings "Information on the Company" and "Operating and Financial Review and Prospects" identify other important factors that could cause such differences. We have no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

            Not Applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

            Not Applicable.

ITEM 3.     KEY INFORMATION

     A.     Selected Financial Data

            The selected financial data below is derived from the Financial Statements, incorporated herein by reference from our 2002 Annual Report. The audited financial statements at 31 December, 2000, 2001 and 2002 and for the three fiscal years then ended have been audited by PricewaterhouseCoopers LLP, Independent Chartered Accountants, as indicated in their report which is filed as an exhibit to this report. The selected financial data should be read in conjunction with the Financial Statements and related notes, as referred to above, as well as Item 5 - "Operating and Financial Review and Prospects."


Profit and Loss Account Data

Amounts in accordance
with U.K. GAAP                                                       Year ended 31 December
                                 --------------------------------------------------------------------------------------------------
                                         1998              1999              2000             2001             2002            2002
                                  (pound)'000       (pound)'000       (pound)'000      (pound)'000      (pound)'000           $'000
Turnover                              215,052           401,552           686,977          905,687        1,027,258       1,653,372
Gross profit (loss)                    42,701            77,947           120,073          (35,983)        (424,686)       (683,532)
Operating loss                        (34,130)          (65,321)          (84,913)        (359,931)        (778,594)     (1,253,147)
Loss on ordinary activities
before taxation                       (55,602)         (101,261)         (116,860)        (360,369)        (718,282)     (1,156,075)
Loss for year                         (55,602)         (101,261)         (116,860)        (360,369)        (718,282)     (1,156,075)
Basic and diluted loss per
share                            (pound)(0.10)     (pound)(0.16)     (pound)(0.17)    (pound)(0.48)    (pound)(0.48)     $    (0.77)
Dividends declared per
share                            (pound) 0.00      (pound) 0.00      (pound) 0.00     (pound) 0.00     (pound) 0.00      $     0.00
Weighted average number
of Ordinary Shares (`000)             542,706           631,816           693,385          745,550        1,507,164       1,507,164
Basic and diluted loss per
ADS                              (pound)(0.41)     (pound)(0.64)     (pound)(0.67)    (pound)(1.93)    (pound)(1.91)     $    (3.07)
Dividends declared per ADS       (pound) 0.00      (pound) 0.00      (pound) 0.00     (pound) 0.00     (pound) 0.00      $     0.00
Weighted average number
of ADSs (`000)                        135,677           157,954           173,346          186,388          376,791         376,791



Amounts in accordance
with U.S. GAAP                                                       Year ended 31 December
                                 --------------------------------------------------------------------------------------------------
                                        1998             1999              2000              2001              2002            2002
                                 (pound)'000      (pound)'000       (pound)'000       (pound)'000       (pound)'000           $'000

Turnover                             215,052          401,552           621,263           878,225         1,026,721       1,652,507
Gross profit (loss)                   42,701           77,947            90,133           (49,538)         (320,864)       (516,430)
Operating loss                       (36,312)         (69,024)         (104,532)         (362,586)         (674,098)     (1,084,961)
Loss on ordinary activities
before taxation                      (55,688)         (99,052)         (121,924)         (344,841)         (611,130)       (983,614)


Loss for year                        (55,688)         (99,052)         (121,924)         (344,841)         (611,130)       (983,614)

Basic and diluted loss per
share                           (pound)(0.11)    (pound)(0.16)     (pound)(0.18)     (pound)(0.54)     (pound)(0.41)     $    (0.65)
Dividends declared per share    (pound) 0.00     (pound) 0.00      (pound) 0.00      (pound) 0.00      (pound) 0.00      $     0.00
Weighted average number
of Ordinary Shares (`000)            499,528          631,816           693,385           745,550         1,507,164       1,507,164
Basic and diluted loss per
ADS                             (pound)(0.45)    (pound)(0.63)     (pound)(0.70)     (pound)(2.16)     (pound)(1.62)     $    (2.61)
Dividends declared per ADS      (pound) 0.00     (pound) 0.00      (pound) 0.00      (pound) 0.00      (pound) 0.00      $     0.00
Weighted average number
of ADSs (`000)                       124,882          157,954           173,346           186,388           376,791         376,791


Balance Sheet Data

Amounts in accordance
with U.K. GAAP                                                       At 31 December
                                  --------------------------------------------------------------------------------------------------
                                         1998              1999              2000             2001             2002            2002
                                  (pound)'000       (pound)'000       (pound)'000      (pound)'000      (pound)'000           $'000
Total assets                        1,176,430         2,442,181         3,352,188        3,427,792        2,588,930       4,166,882
Creditors falling due after
more than one year
(including convertible debt)          671,522         1,205,321         1,426,307        1,318,025        1,193,899       1,921,581
Shareholders' equity                  387,068         1,000,875         1,501,857        1,624,359          955,010       1,537,088

Amounts in accordance
with U.S. GAAP                                                       At 31 December
                                  --------------------------------------------------------------------------------------------------
                                         1998              1999              2000             2001             2002            2002
                                  (pound)'000       (pound)'000       (pound)'000      (pound)'000      (pound)'000           $'000
Total assets                        1,177,581         2,441,518         3,382,231        3,475,302        2,738,745       4,408,008
Creditors falling due after
more than one year
(including convertible debt)          671,522         1,205,321         1,426,307        1,318,025        1,193,899       1,921,581
Shareholders' equity                  387,074           997,260         1,513,668        1,652,127        1,086,058       1,748,010


Exchange Rates

            Solely for your convenience, this report contains translations of certain pounds sterling amounts into U.S. dollars at specified rates. These translations should not be read as representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $ 1.6095 per (pound)1.00, the Noon Buying Rate on 31 December 2002.

            The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for British pounds sterling expressed in U.S. dollars per pound. On 2 June 2003, the Noon Buying Rate was $1.6372 per (pound)1.00.

                                                       Period
Period                  High          Low            Average(1)      Period End

  1998                  1.72         1.61              1.66              1.66
  1999                  1.68         1.55              1.61              1.61
  2000                  1.65         1.40              1.51              1.50
  2001                  1.50         1.37              1.44              1.45
  2002                  1.61         1.41              1.51              1.61
  2003 to (2 June)      1.65         1.55              1.61              1.64

(1) The average of the Noon Buying Rates on the last day of each full month during the period.

            The high and low exchange rate for each of the last 6 months was as follows:

           Month                            High              Low

           December 2002                    1.61              1.56
           January 2003                     1.65              1.60
           February 2003                    1.65              1.57
           March 2003                       1.61              1.56
           April 2003                       1.60              1.55
           May 2003                         1.65              1.59

     B. Capitalisation and Indebtedness

            Not Applicable.

     C. Reason for the Offer and Use of Proceeds

            Not Applicable.

     D. Risk Factors

            In addition to the other information contained in this report, you should carefully consider the following risk factors. If any of the possible events described below occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected.

To Maintain a Competitive Position Within Our Industry, We Must Continually Develop And Adapt Our Networks And Our Products To Meet Our Customers Needs

            Although we have completed the main phase of our city and long distance network builds, to be successful, we must continue to further develop and adapt our networks and the products and services that we offer. We must be prepared to provide new categories of telecommunications services in response to changing customer needs. Failure to successfully deliver products and services desired by our customers (due to operating or technical problems or otherwise), could have a material adverse effect on our business, financial condition and operating results.

If We Do Not Effectively Continue To Provide A High Level Of Customer Service, Our Business Prospects Could Be Harmed And Our Financial Performance Adversely Affected

            We have grown rapidly in the last few years as our assets have been developed. We expect the growth in revenues to continue, but the rate of that growth to decline, as we gain greater utilisation of our assets. Our growth is likely to place a significant strain on our administrative, operational and financial resources and systems as we expand the scope of our services. To continue to manage our growth successfully, we will have to further enhance our operational, management, financial and information systems and controls and to expand, train and manage our employee base. In addition, as we increase our service offerings and expand our targeted markets, we will have to cope with the additional demands on our customer support, sales, marketing and administrative resources, whilst reducing our cost base.

            We cannot ensure that we will be able to manage our growth effectively. If we are unable to manage our expansion or cope with unforeseen difficulties, we could lose customers, suffer damage to our reputation and incur significant expenses. This could have a material adverse effect on our business, financial condition and operating results.

We Are Subject To Uncertain And Changing Regulation That Could Change In A Manner Adverse To Our Business

            The telecommunications industry is highly regulated in all the countries where we provide services. We are reliant on regulatory compliance to engage in our business. We need licences or similar permits to carry on our business in each of these countries. Our ability to establish and develop our networks depends on obtaining and retaining appropriate licences, which in some cases will require adopting and implementing a new regulatory regime. Our ability to continue to provide services depends on our licences remaining in force. In some cases these licences have expiry dates. We cannot ensure that we will be able to obtain, maintain or renew licences for our services, or that these licences will be issued or renewed on terms or with fees that are commercially viable. If we were to lose our licences, if we have substantial limitations imposed upon our licence terms, or if there are any changes in the regulatory environment, it could have a material adverse effect on our business, financial condition and operating results.

            The European Commission has issued a series of Directives which will completely overhaul the regulatory regime in all European Union ("E.U.") Member States (the "new regulatory package"). Our business may suffer because of regulatory uncertainties and possible delays, inconsistencies and adverse changes relating to the implementation of the new regulatory package. If the new regulatory package is not implemented by the deadline of 25 July 2003 in a particular country, the regulatory authority in that country may not have power to enforce regulation until it is implemented.

            We may also be the subject of burdensome regulatory requirements imposed on us by regulators, including an obligation to pay money into universal service funds.

Our Industry Is Highly Competitive With Participants That Have Greater Resources Which Could Intensify Price Competition And Limit Our Ability to Increase Our Market Share

            The telecommunications industry is highly competitive. Competition in the industry is based upon:

            o     price,

            o     customer service,

            o     network quality,

            o     products and services, and

            o     customer relationships.

            We compete with the dominant national telephone companies that for many years have provided local, long-distance and international services to their customers. Their historically established networks, substantially greater resources, closer ties to governmental authorities and longer operating histories give them a competitive advantage over younger companies like ours. We expect that we will encounter greater competition as we expand our network, and we may suffer increased price competition and or be unable to expand our market share as competitive pressures increase.

            Our principal competitor in each market is the dominant national, public telephone operator. We also face competition from other operators in each market, some of which, such as MCI, operate internationally.

            The financial failure of many of the alternative operators, although reducing competitive pressures, also represents a short-term risk, as these companies are our wholesale customers as well as competitors, so cancellation of their business reduces revenues. These failures also represent an enhanced credit risk exposure.

            There is also the risk that increased competition will materialise from those carriers that emerge from Chapter 11, or having gone through other forms of debt restructuring, have beneficial financial structures and assets acquired at low cost.

We May Not Be Able To Obtain And Maintain Government Approvals And Rights-of-Way To Successfully Operate Our Business

            Much of our business development, expansion and operation depend on our ability to obtain licences and permits from central and local government authorities and acceptable agreements for public and private rights-of-way. We cannot ensure that we will be able to maintain our existing approvals and rights-of-way or that we will be able to obtain the approvals and rights-of-way required to connect new customers and enter new markets as needed. If our existing approvals or rights-of-way were cancelled or not renewed, or if we were unable to obtain the approvals or rights-of-way to expand in accordance with our plans, then these events could have a material adverse effect on our business, financial condition and operating results.

We May Not See A Return On Our Investment In Our Network

            The development and construction costs of our networks has been substantial, and as the demand for our network services is uncertain, we may not make an economic return on our investment. In some locations, the investment may prove not to be commercially justifiable. We cannot give an assurance that we will make an economic return from investments in our networks nor as to the timing of our doing so. In the event that we fail to generate significant revenue from our network services or fail to do so in the time scale we envisage, our business, financial condition and results of operations may suffer.

Rapid Technological Changes Can Lead To Equipment Obsolescence

            The telecommunications industry is subject to rapid and significant changes in technology. In addition, the introduction of new products or technologies may reduce the cost or increase the supply of certain services similar to those that we provide. As a result, our competitors in the future may be new entrants to the telecommunications industry. We cannot predict the effect of technological changes on our business, such as changes relating to emerging wireline and wireless transmission technologies. Technological changes and the resulting competition could have a material adverse effect on our business, financial condition and results of operations.

            The telecommunications industry is a rapidly changing sector, and as a result, we are exposed to changes in the depreciation rates we use to write down equipment. This risk ranges from the life of some of our equipment being shortened to the extreme whereby a current technology is deemed obsolete, requiring a substantial write-down.

Physical Loss Or Damage To One Of Our Major Sites Could Disrupt Our Business

            We depend on electronic equipment, which is inherently susceptible to fire, smoke and water damage. This means that a significant incident at one of our major sites could cause disruption to the business. Fire and security systems mitigate these risks, while business continuity / crisis management plans and insurance should mitigate any impact. However, the withdrawal of insurance coverage (for example on account of terrorism risks) may limit the effectiveness of our protection mechanisms.

Electronic Attack From Hackers Or Computer Viruses Could Disrupt Our Business

            Although our systems are protected by firewalls, there is a risk that the business could be disrupted by hackers or viruses gaining access to our systems. Our exposure to liabilities from our customers, particularly on Internet services, where case law is developing quickly, is risk managed through contract conditions and insurance. However, the latter is limited with regard to disruption caused by viruses or hackers.

We May Be Unable To Hire And Retain Qualified Personnel

            We compete with other telecommunications operators for highly qualified sales, marketing, administrative, operating and technical personnel. Our success depends on our ability to attract, hire and retain enough qualified personnel, and we cannot ensure that we will be able to do so. In addition, a small number of management and operating personnel manage our business. The loss of certain of these individuals could have a material adverse impact on our business, financial condition and operating results.

Onerous Contract Conditions Could Damage Our Competitiveness

            Contract management is undertaken using both in-house lawyers and external legal advisors. However, unduly onerous contracts with suppliers, customers, or employees could adversely impact the business, making achievement of our business plan more difficult.

Failure Of Key Suppliers Could Affect Our Ability To Operate Our Business

            We are reliant on a consistent and effective supply chain to meet our business plan commitments. The current economic scenario that both telecommunications equipment suppliers and information technology software suppliers presently face has led to the risk of:

            o delays to new products and features from suppliers, impacting our product development programs,

            o products being discontinued, impacting supply of existing products,

            o     deteriorating  support  quality,   affecting  operational  and
                  customer service, and

            o higher volatility with regard to our demands on suppliers, and in stock levels affected by customer returned equipment.

We May Not Be Able To Deliver Sales Expectations And Revenue Mix

            We have adopted an infrastructure-based strategy entailing significant investment based on the expectation of future sales and resulting revenues and profits. Over the long term to the extent that we cannot deliver on these expectations, whether as a result of our failure or as a result of a material change in the environment, then the business may be unprofitable and returns on investment may not materialise. In the short term, if we are unable to deliver on quarterly results expectations, both in terms of total revenue and the mix between 'switched' and 'non-switched' revenue, it could have a material impact on our market valuation.

            We regularly review revenue expectations as part of our reporting processes. Revenue trends and mix are quickly identified and to the extent possible, remedial action is taken. As the majority of capital investment is now made to grow our business, to the extent that revenues do not develop as expected, the capital investment is scaled back accordingly.

There  Are  Potential   Conflicts  Of  Interest   Related  To  Our   Controlling
Shareholders Which Could Be Resolved In A Manner Unfavorable To Us

            FMR Corp. ("Fidelity") and certain other related persons (the "Fidelity Group") have voting control of approximately 56.0% of our issued Ordinary Shares. As a result of the level of the Fidelity Group's ownership, it is able to exercise control and purchase additional Ordinary Shares without making a general offer for all of our Ordinary Shares under Rule 9 of the U.K. Takeover Code.

            As long as the Fidelity Group owns, or has voting control of, at least 50% of our Ordinary Shares, the terms of the relationship agreement among COLT and certain members of the Fidelity Group restrict us from issuing any Ordinary Shares or other equity securities (including securities convertible into Ordinary Shares), subject to certain exceptions, without the prior written consent of Fidelity. The concentration of stock ownership could have the effect of delaying or preventing a change of control of our company or the removal of existing management and may discourage attempts to do so, which could be contrary to our interests. The relationship agreement, which continues in effect so long as the Fidelity Group holds at least 30% of our share capital, also provides that the Fidelity Group will not acquire more of our Ordinary Shares if, as a result of doing so, less than 25% of our Ordinary Shares would be held by members of the public.

We Have A History Of Operating Losses And Expect These Losses To Continue

            We have incurred operating losses and negative cash flows while installing, developing and expanding our telecommunications network and building our customer base. For the year ended 31 December 2002, these operating losses totalled (pound)190.3 million, before exceptional items of (pound)588.2 million.

            In addition, we had net cash outflows from returns on investments and servicing of finance, capital expenditure, financial investment and acquisitions and disposals of (pound)780.8 million in 2001 and (pound)439.3 million in 2002. The decrease in net cash outflows was primarily as a result of reduced purchases of tangible fixed assets, which decreased from (pound)804.3 million in 2001 to (pound)412.1 million in 2002.

            We expect these operating losses and negative cash flows to continue while we expand our business. We cannot guarantee that our operations will become profitable or that we will have positive cash flows in the future. If we cannot sustain profitability or positive cash flows, we probably will not be able to meet our capital requirements or make our required debt payments. If this happens, then our Ordinary Shares will have little or no value.

Failure To Finance Our High Capital Requirements Could Adversely Affect Our Business Plan

            We may depend on additional capital to finance our continuing capital requirements. The extent of our future capital requirements will depend on many factors, including:

            o     the success of our business,

            o     the rate at which we expand our networks,

            o     the types of services we offer,

            o     staffing levels,

            o     acquisitions, and

            o     the growth of our customer base.

            Our capital requirements also depend on factors beyond our control, such as:

            o     competition,

            o     government regulations, and

            o     capital costs.

            We are currently undertaking a cost reduction programme, which if not successfully implemented will threaten the cash flow expectations within our business plan.

            Our business plan involves significant capital expenditures in addition to funding operating and financing costs. Capital expenditures, for example, are expected to total between (pound)220 million and (pound)270 million during 2003. Under the current business plan, current cash balances are expected to be sufficient to fund us to the point where the company is free cash flow positive (net cash inflow from the total of operating activities, returns on investments and servicing of finance and outflow from capital expenditure and financial investment). However, if cash flow expectations on the existing business plan are not accurate, we could require additional funding.

            We may require additional funds, if:

            o     we enlarge the scope of our expansion plans,

            o     our plans or assumptions change or prove to be inaccurate, or

            o     we make any significant acquisitions.

            Additional   sources  of  financing  may  include   equity,   hybrid
debt/equity and debt financings or other arrangements, such as vendor financing. We cannot be sure that we will be able to obtain additional financing on acceptable terms when it is required. In addition, for as long as Fidelity and certain related parties own or have voting control over at least 50% of our Ordinary Shares, we would need Fidelity's consent to sell any additional equity securities under the relationship agreement. If Fidelity's consent were necessary and we were unable to obtain this consent, we would be unable to raise additional equity capital. At 2 June 2003, Fidelity had voting control of approximately 56.0% of our Ordinary Shares.

            If we are unable at any time to obtain any necessary financing, we may have to postpone or abandon some or all of our expansion or spending plans. This may limit our ability to make payments on our debt and may cause the prices of our Ordinary Shares and American Depositary Shares ("ADSs") to fall.

Currency Fluctuations May Adversely Affect Our Results

            Our international operations expose us to fluctuations in foreign currencies, particularly the Euro, and as we expand into new markets, we will be increasingly exposed to such fluctuations. A majority of our revenues, costs, assets and liabilities are denominated in foreign currencies, but our financial condition and results of operations are reported in British pounds sterling. As a result, fluctuations in the value of these foreign currencies will affect our financial and operational results.

            Some of our notes also expose us to exchange rate fluctuations because payments of principal and interest will be made in U.S. dollars, British pounds sterling and Euros, but a substantial part of our future cash flow used to service these payments will be denominated in Euros and other local currencies. We may be required to maintain financial hedging instruments to offset any exchange rate risk with respect to some of our notes. We do not currently intend to use other financial hedging instruments to offset exchange rate risk.

Our Substantial Level of Debt May Inhibit Future Results

            At 31 December 2002, our total indebtedness was approximately (pound)1,193.9 million ($1,921.6 million), and our capital and reserves were (pound)955.0 million ($1,537.1 million) and on 31 May 2003 and after the purchase of part of our debt our total indebtedness was approximately (pound)1,273.9 million ($2,088.3 million) and our capital and reserves were (pound)942.6 million ($1,545.3 million).

            Our level of indebtedness could affect us in materially adverse ways, such as:

            o limiting our ability to obtain additional financing for our capital expenditures, acquisitions, working capital or other general requirements,

            o requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which means that this cash flow will not be available to fund capital expenditures or other corporate purposes,

            o limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry,

            o placing us at a competitive disadvantage to competitors with less debt,

            o making us more vulnerable to economic downturns, which could weaken our ability to compete effectively and could reduce our flexibility in responding to changing economic conditions, and

            o limiting our ability to take advantage of new business opportunities.

Our Ability To Make Our Debt Payments In The Future May Necessitate Refinancing Which May Not Be Available

            Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, legal and technical factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flows from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our debt. Cash flows from our operations may be insufficient to repay in full at maturity our outstanding notes, and some of our notes may need to be refinanced. If that happens, our ability to refinance the notes will depend on, among other things:

            o     our financial condition at the time,

            o     restrictions in agreements governing our debt, and

            o     other factors, including market conditions.

            We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing were not possible or if additional financing were not available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including our notes, which would permit the holders of our notes to accelerate their maturity dates.

Our Debt Covenants Limit Our Financing Activity

            Our indentures (except for the indentures for the four series of our senior convertible notes) contain restrictive covenants that affect, and in some cases significantly limit or prohibit, among other things, our ability to:

            o     incur indebtedness,

            o     make prepayments of certain indebtedness,

            o     pay dividends,

            o     make investments,

            o     engage in transactions with stockholders and affiliates,

            o     issue capital stock,

            o     create liens,

            o     sell assets, and

            o     engage in mergers and consolidations.

            If we fail to comply with the restrictive covenants in these indentures our obligations to repay our notes may be accelerated.

            The indentures for the four series of our senior convertible notes do not contain restrictive covenants, other than a limitation on liens and a limitation on sale-leaseback transactions.

Unavailability of Cash Flows Could Affect our Ability to Service our Debt

            Generally. We are a holding company for our subsidiaries and have no material business operations, sources of income or assets other than the stock of our subsidiaries. Because we conduct our operations through subsidiaries, our cash flow and our ability to meet our obligations under our notes, including payment of principal, premium, if any, and interest, depends upon the cash flow of our subsidiaries and their dividends, fees, loans and other payments to us. Our subsidiaries will have no obligations to make any payments under our notes or to make funds available to us so that we can make these payments.

            Restrictions on Distributions. Some of our subsidiaries may be governed by local laws regarding how much they may pay in dividends or in what situations they may pay dividends. For example, these laws may prohibit dividend payments when net assets would fall below subscribed share capital, when the subsidiary lacks available profits or when the subsidiary fails to meet certain capital and reserve requirements. In addition, some of our financing arrangements also limit the situations where our subsidiaries may pay us dividends or make loans or other distributions.

            Subordination to our Subsidiaries' Creditors. Our subsidiaries do not guarantee payment of our obligations under our notes. Thus, our right to receive the assets of any subsidiary upon its liquidation or reorganisation is subordinated to the claims of the subsidiary's creditors, except where we are a creditor of the subsidiary. If we were a creditor of a subsidiary, our right to be paid back would be subordinated to any indebtedness of the subsidiary that was either:

            o     secured by a security interest in that subsidiary's assets, or

            o     senior to that subsidiary's indebtedness to us.

The Price Of Our Securities May Be Volatile And You May Not Be Able to Resell Your Shares At Or Above The Price You Paid For Them

            The market price for our Ordinary Shares and ADSs may vary greatly from time to time, both up and down and you may not be able to resell your shares at or above the price you paid for them. This may be due to a number of factors, including:

            o the depth and liquidity of the market for our Ordinary Shares and ADSs,

            o     investor  perceptions of our company  (including our financial
                  condition    and    results   of    operations)    and   other
                  telecommunications companies,

            o     competition,   regulatory   conditions   and  the   status  of
                  telecommunications liberalisation in Europe, and

            o     fluctuations in foreign exchange rates.

            In  addition,   broad  market   fluctuations  and  general  economic
conditions may adversely affect the market price of our Ordinary Shares and ADSs, regardless of our actual performance.

There Are A Substantial Number Of Shares Eligible For Future Sale Which If Issued Could Adversely Affect The Market Price For Our Securities

            Future sales of substantial amounts of Ordinary Shares in the public market, or even a perception that such sales may occur, could have an adverse effect on the market price for the Ordinary Shares and ADSs or on our ability to raise capital through a public offering of equity securities. At 2 June 2003, there were approximately 1,507 million Ordinary Shares issued of which approximately 843.4 million were held by our affiliates and therefore are not freely tradeable without restriction under the Securities Act of 1933. Additional Ordinary Shares will be issued from time to time upon:

            o     the conversion of our convertible notes, and

            o     the exercise of our stock options and warrants.

We Do Not Intend To Pay Dividends

            We have never paid dividends on our Ordinary Shares, and we do not expect to pay dividends in the foreseeable future. Instead, we intend to retain all our earnings for use in our business. Furthermore, the terms of some of our financing arrangements restrict us from paying dividends.

If You Hold Shares Through American Depositary Shares, You May Have Less Access To Information About Our Company And Less Opportunity To Exercise Your Rights As A Shareholder

            There are risks associated with holding our shares in the form of ADSs since we are a public company organised under the laws of England and Wales. The depositary will appear in our records as the holder of all shares represented by the ADSs and your rights as a holder of ADSs will be contained in the deposit agreement. Your rights as a holder of ADSs will differ in various ways from a shareholder's rights, and you may be affected in other ways, including:

            o you may not be able to vote if we do not ask the depositary to ask for your instructions or if you do not receive the voting materials either in time to instruct the depositary or at all,

            o you may not be able to participate in rights offers or dividend alternatives if, in the discretion of the depositary, after consultation with us, it is unlawful or not feasible to do so,

            o the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, each within thirty days notice to you and without your consent in a manner that could prejudice your rights, and

            o the deposit agreement limits our obligations and liabilities and those of the depositary.

We Might Have Been A Passive Foreign Investment Company For 2002, And Might Be One For 2003

            Based on an analysis of current law and of our financial position, discussed in more detail below under "Taxation - U.S. Federal Income Tax Consequences - Passive Foreign Investment Company," we believe that we might have been a passive foreign investment company for U.S. federal income tax purposes for 2002, and that we might be such a passive foreign investment company for 2003. We do not believe we have been one for any year prior to 2002. These are factual determinations made separately for each calendar year, and we cannot guarantee that the IRS will agree with our methodology for ascertaining passive foreign investment company status or with our ultimate determination. In addition, because passive foreign investment company status is in part based on facts on and through 31 December of each year, it is not possible to determine whether we will have become a passive foreign investment company for a calendar year until after the close of the year, when we finalise our financial information on and through 31 December. Also, we cannot provide any assurance that the applicable tax law or other relevant circumstances will not change in a manner which affects determinations of our status as a passive foreign investment company.

            If we are a passive foreign investment company for a taxable year and you hold our Ordinary Shares, ADSs, or other of our securities convertible into Ordinary Shares or ADSs at any time during that taxable year, then you could be subject to an increased tax liability, possibly including an interest charge, under the default U.S. federal income tax regime for passive foreign investment companies. Alternatively, you might be subject to some tax liability if you are eligible to elect one of two alternative tax regimes.

            The three different tax regimes for passive foreign investment company shareholders are discussed in more detail below under the heading "Taxation - U.S. Federal Income Tax Consequences - Passive Foreign Investment Company." They are extremely complicated and the most appropriate regime for you is dependent on your personal tax situation. Accordingly, you should consult your personal tax advisor as to which of the three tax regimes would be best for you.

It May Be Difficult For Investors To Effect Service Of Process And Enforce Legal Process Against Our Directors And Executive Officers Outside The United States

            We are incorporated under the laws of England and Wales, and most of our directors and executive officers and certain of the experts named in this report are residents of the United Kingdom or other countries outside the United States. Substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons, or to enforce against us or against such persons in courts inside or outside the United States judgements of courts inside the United States based upon the civil liability provisions of United States securities laws or to enforce, in an original action brought outside the United States, rights based on such provisions.

There Is A Limit To The Payments That Can Be Made In Case Of A Liquidation

            If we go into liquidation in England the claim of a noteholder for amounts owing under our notes may be limited to the issue price of the notes. Any cash interest accruing under our notes for any period after we go into liquidation would not be recoverable by noteholders in a liquidation. However, U.K. insolvency law provides for any surplus remaining after payment of all other debts provided in a liquidation to be available for paying interest accrued on debts in respect of any period after the start of the liquidation.

The Loss Of Large Customers Or Changes In Their Purchasing Patterns Could Adversely Affect Our Results

            The loss of purchases from our larger customers, including resale carriers, for any reason, including downturns in the economy, decisions by them to cut back on staff or services, or loss of confidence arising from quality issues, would undermine one of our important competitive strengths and could have an adverse impact on our results. As occurred in 2001 and 2002, termination of contracts for the provision of wholesale products and services to other carriers could result in a substantial loss of revenue.

The Current Economic Downturn May Worsen Or Last Longer Than Anticipated Which Could Adversely Affect Our Results And Our Ability to Remain In Compliance With Our Debt Covenants

            The current downturn in the global economy is adversely affecting our business. While we cannot predict the depth or duration of these effects, we have made plans assuming that the current economic conditions will remain unchanged and will adversely affect our order flow and results through to at least the end of 2003. We continue to take actions to reduce costs in light of the downturn. However, if the downturn is more severe or longer in duration than expected, our financial condition could worsen, and we could fail to remain in compliance with our financial covenants under our debt obligations.

Competitive Pricing Pressures Could Reduce Our Results And Cash Flow

            In our business, competition is based on product features, service quality, reliability, breadth of product offerings, customer relationships and price. We expect the competitive environment in which we operate to remain difficult for the foreseeable future. We have a number of competitors, each offering the same or similar services in geographic regions in which we operate some of which have greater financial and marketing resources than we do. Price is a very important competitive factor in our industry. Sustained competition on price would decrease our margins on sales and would therefore impact our results and cash flow.

ITEM 4.     INFORMATION ON THE COMPANY

     A.     History and Development of the Company

            COLT Telecom Group plc, commercially known as COLT, was organised as a public limited company under the laws of England and Wales in 1996 as a holding company for operations already commenced in the U.K. in 1993 and Germany in 1996.

            We own and operate modern fibre-optic networks in many of the major financial and business centres of Europe. At 31 December 2002, we operated an integrated international digital fibre optic network of approximately 20,000 route kilometres (12,420 route miles) providing long distance international network facilities, linking 32 major cities in 13 countries augmented by a further 27 points of presence and 11 Internet solution centres, across Europe, and providing service to customers in 9,238 buildings.

            We initiated service in London in October 1993, in Frankfurt in March 1996, in Paris in June 1997, in Munich in August 1997, in Hamburg in September 1997, in Berlin in December 1997, in Zurich in June 1998, in Amsterdam and Brussels in July 1998, in Madrid in August 1998, in Dusseldorf in September 1998, in Stuttgart in March 1999, in Milan in April 1999, in Geneva in May 1999, in Lyon, Vienna, Cologne and Barcelona in June 1999, in Rotterdam and Marseilles in December 1999, in Turin in March 2000, in Hanover in May 2000, in Antwerp and Rome in September 2000, in Stockholm in October 2000, in Birmingham and Dublin in December 2000, in Copenhagen and The Hague in September 2001, in Lisbon and Valencia in November 2001 and in Manchester in December 2001.

            Capital expenditure was (pound)412.1  million in 2002, compared with
(pound)804.3 million for 2001, a reduction of 49%, and (pound)639.0 million in 2000. Capital expenditure paid for in 2002 also included approximately (pound)125 million in respect of prior year's infrastructure investment. Importantly, this substantial reduction reflects the completion of the infrastructure construction phase of the business plan at the end of 2001. We anticipate further reductions in capital expenditure during 2003 to an approximate level of between (pound)220 million and (pound)270 million, as a result of our change of emphasis from the network build phase to exploitation of the assets.

            Our registered address is Beaufort House, 15 St. Botolph Street, London EC3A 7QN , England and our phone number is +44 20 7863 5000.

   B.       Business Overview

            We are a leading provider of high bandwidth data, Internet, voice and advanced business communications services. We have constructed, own and operate modern, competitive local and international telecommunications networks that employ optical transport technologies with dual path architectures being the accepted industry standards for high quality fibre-optic transmissions. In order to optimise performance across a range of services a mix of synchronous digital hierarchy ("SDH") transmission technology, asynchronous transfer mode ("ATM") cell switched technology and Internet protocol ("IP") technology is used. These technologies enable communication for fixed bandwidth traffic, traffic of variable speeds and Internet based traffic, respectively, regardless of the hardware, software or protocol used by our customers.

            Our fibre optic local city-networks and our Internet Solution Centres are inter-linked to form a single IP-based pan-European network. Monitoring and maintenance of each of these networks is centralised. Our advanced networks, combined with our superior customer service, allow us to provide telecommunications-intensive customers with uniform, reliable, high quality services which are competitive with services provided by dominant local public telephone operators ("PTOs") and other providers.

            Our focus is on the financial and business centres of Europe and our customers are primarily large corporate, business and government end users, many of whom have operations in more than one city in which we operate. Therefore, we provide services to many of our customers in more than one city. We also provide a range of services to other telecommunications carriers. Our goal is to be the most successful European provider of business communication services.

            We offer a broad range of high bandwidth data, Internet, voice and advanced telecommunications services including: (i) private wire services; (ii) switched telephony services for directly connected customers; (iii) local area network interconnect services; (iv) intercity network end-to-end pan-European connectivity ("Euro-LAN"); (v) video transmission services; (vi) switched telephony services for customers indirectly connected to our network and (vii) Internet access, web hosting and other value added services.

            We are able to provide, through our local access to major businesses and high bandwidth inter-city links, the backbone transmission capacity needed for transaction based services on the Internet. We also provide value added services including application service provider enabling, content distribution and web hosting services.

            In  response  to  increasing  customer  demand  and the  significant bandwidth and end-to-end connectivity requirements of current and future enhanced products and services, we have constructed our Euro-LAN inter-city network infrastructure to form a network of national and international facilities linking our local city-networks. The Euro-LAN enables us to reach a broader target market and to provide unique, end to end European products and services. Wavelength services, for example, provide extremely high capacity from building to building on the network. Customers are able to rapidly transmit large volumes of information from end to end over a single network.

            The construction of the Euro-LAN, linking together our local networks, commenced during 2000 and was completed during 2002. It now comprises approximately 15,000 route kilometres of long distance capability inter-linking not only our major network cities, but also a further 27 cities where we have established points-of-presence. The Euro-LAN is entirely operational now that we have completed the final section in Spain between Barcelona and Valencia, which became operational during 2002. We are also exploring the possibility of acquiring additional transatlantic capacity.

            During 2002 we continued to grow our Digital Subscriber Line ("DSL") business and at the end of the year had approximately 5,000 DSL lines in service. DSL technology enhances local copper loops to enable high-speed digital connections for carrying data. The use of DSL allows us to extend the range of services we can offer to large corporate customers, as well as to expand the addressable market for services to small and medium sized companies and broaden penetration of target markets in cities where our networks are already operating. The deployment of DSL enables us to offer a range of voice and data products to customers who do not have the volume of business to justify a direct fibre optic connection but wish, for example, to connect their branch offices and remote locations. Services that are available over DSL include voice services, virtual private networks, e-mail, web hosting, security and storage services. Customers are able to tailor their own package from a menu of services. COLT Internet offers high quality, high speed data rates while providing users with the benefits of both an ATM transatlantic backbone network as well as our local SDH access network. We have eleven Internet Solution Centres ("ISCs") in service, each one integrated into one of our fibre optic networks, in: London (2), Frankfurt, Paris (2), Amsterdam, Milan, Madrid, Berlin, Barcelona and Turin.

            Our ISCs offer customers a managed environment for outsourcing their web infrastructure and other services. More significantly, they are the enabling platforms for a range of communications intensive products and services that we expect will create incremental network revenue opportunities.

            Internet Protocol Virtual Private Network ("IPVPN") services were initially launched in France and Germany during 2000. We have since extended our IPVPN offering and have continued to expand our IPVPN customer base. At 31 December 2002, we had 433 customers utilising IPVPN services at 1,989 sites across Europe.

            These services simulate private networks while the purchaser only actually leases lines to the local operator and the rest of the service is handled on the operator's network to mimic a fully leased network. IPVPNs mirror the speed, security and configuration flexibility of private wire networks. They allow businesses to create communications networks tailored to their specific business requirements, but, because they are "virtual" rather than hardwired, they can be created quickly, cost effectively and with more potential for mobility and remote connection.

            Eventually, we expect our IPVPN offering to comprise a suite of products, ranging from basic connectivity through to security, authentication and accreditation, dial up access and other value added services. In 2001, we introduced a remote access service, offering customers true roaming capability so that they can link their users, branches and offices with an IPVPN over our network and Internet facilities. In 2002, we launched a high level encryption capability to strengthen remote access security.

            We intend to make continued and significant additional investments in both advanced telecommunications and Internet-related services. The development of intranet services is expected to continue, providing connectivity for corporations on a local, national and international scale, establishing Internet points of presence ("POPs"), as well as creating an overlay network directly connecting major Internet service providers.

            During 2002, we continued to expand our service range. We launched our media streaming service. This service, directed at the corporate, Internet service provider and the Small to Medium Enterprise markets, allows companies to store and deliver rich content and multimedia (video, audio or both) across our entire network. In addition, as we own the network, we have a high level of control over the quality and security of the service.

            During 2002, we also continued to expand our presence in the metropolitan markets in Europe and, by the end of 2002, operated metropolitan area networks in a total of 32 European cities across 13 countries with a further 27 other network cities connected by establishing POPs, and 11 ISCs. We may continue to widen our geographical coverage further, in selected markets, by establishing POPs in smaller cities without building networks.

            We remain uniquely positioned across Europe with local, national and international fibre infrastructure, an extensive hosting footprint and the technology and service partnership foundations to significantly expand our product and service range as we grow in 2003.

            Based in London, we currently operate networks in 32 cities: London, Frankfurt, Paris, Munich, Hamburg, Berlin, Stuttgart, Dusseldorf, Zurich, Amsterdam, Brussels, Madrid, Milan, Geneva, Vienna, Lyon, Cologne, Barcelona, Rotterdam, Marseilles, Turin, Hanover, Antwerp, Rome, Stockholm, Birmingham, Dublin, Copenhagen, The Hague, Lisbon, Valencia and Manchester.

North Region

            The North Region comprises the countries of Belgium, Denmark, Ireland, The Netherlands, Sweden and the United Kingdom. Our revenues in the region reached (pound)331.5 million in 2002. The total telecommunications market in our North Region countries is approximately 35.49% of the total telecommunications market of the E.U. plus Norway and Switzerland1

            At 31 December 2002 we had 11 city-networks operational: Amsterdam, Antwerp, Birmingham, Brussels, Copenhagen, Dublin, London, Manchester, The Hague, Rotterdam and Stockholm. A further 343 buildings were added during the year, bringing the total at 31 December 2002 to 2,730. DSL based services were available from 106 central offices at the end of the year, compared with 59 at the end of 2001.




--------
            1 Market data in this section is derived from the "European Information Technology Observatory 2003" (11th edition, ISSN 0947-4862), pages 349 and following. Please refer to the source for details.

Central Region

            The Central Region comprises the countries of Austria, Germany and Switzerland. Our revenues in the region reached (pound)429.8 million in 2002. The total telecommunications market in the Central Region countries comprises approximately 26.79% of the telecommunications market of the E.U. plus Norway and Switzerland.

            At 31 December 2002, we had 11 city-networks operational: Berlin, Cologne, Dusseldorf, Frankfurt, Geneva, Hamburg, Hanover, Munich, Stuttgart, Vienna and Zurich. A further 356 buildings were added during the year, bringing the total at 31 December 2002 to 3,784. DSL based services were available from 324 central offices at the end of the year, compared with 247 at the end of 2001.

South Region

            The South Region comprises the countries of France, Italy, Portugal and Spain.

            At 31  December  2002,  there  were  10  city-networks  operational:
Barcelona, Lisbon, Lyon, Madrid, Marseilles, Milan, Paris, Rome, Turin and Valencia. We derived (pound)265.9 million of our revenues from the South Region in 2002. The South Region countries account for approximately 35.86% of the total telecommunications market of the E.U. plus Norway and Switzerland.

            A further 696 buildings were added to our network during the year bringing the total at 31 December 2002 to 2,724. DSL based services were available from 89 central offices at the end of the year compared with 45 at the end of 2001.

New Markets

            We intend to expand our business in our existing metropolitan markets by delivering added value products and services that effectively target specific customer segments, by continuing to leverage our local presence and market knowledge and our reputation for excellent customer service and to build our multi-national customer business via more focused multi-national account management and our ability to offer global connectivity via our fully owned and managed network. We may expand our business in other metropolitan markets in Europe, by establishing POPs rather than building additional networks. We may also take advantage of other market opportunities in cities in Europe, as they become available. These opportunities may be in the form of the acquisition of a company, which has an existing licence or an application for a licence and operating rights. Prior to entering a new market, we conduct an analysis of the demographic, economic, competitive and telecommunications demand characteristics of the market as well as applicable regulations affecting development in the market.

Inter-city Network

            Since the completion in 2002 of the Barcelona to Valencia segment, our Euro-LAN is now complete and entirely operational. Our Euro-LAN joins our local networks across Europe and gives us a high degree of control over service quality on a pan-European basis. The Euro-LAN infrastructure offers us the opportunity to provide unique, end-to-end European products and services. Customers are able to rapidly transmit large volumes of information from end to end over a single network. In total, we now have approximately 20,000 route kilometres of metropolitan and international network in operation serving and inter-linking not only our major network cities but also 27 cities where we have established points-of-presence. These international facilities enable us to meet customer demand for significant bandwidth and end-to-end connectivity requirements.

Breakdown of revenues by segment

Year ended 31 December 2002

                      North Region      Central Region    South Region        Corporate                   Total
                                                                                 and
                                                                             eliminations
Turnover               (pound)'000      (pound)'000       (pound)'000        (pound)'000      (pound)'000            $'000

Switched                  213,025           309,458           164,871           (63,971)          623,383        1,003,335
Non-switched              140,517           142,829            94,218           (27,041)          350,523          564,167
eBusiness                  15,446             8,488            29,209            (1,613)           51,530           82,937
Other                          65             1,330               485               (58)            1,822            2,933
Inter region
Revenue                   (37,543)          (32,300)          (22,840)           92,683                --               --
                        ---------         ---------         ---------         ---------         ---------        ---------
Total                     331,510           429,805           265,943                --         1,027,258        1,653,372
                        =========         =========         =========         =========         =========        =========

Year ended 31 December 2001

                      North Region      Central Region    South Region        Corporate                   Total
                                                                                 and
                                                                             eliminations
Turnover               (pound)'000      (pound)'000       (pound)'000        (pound)'000      (pound)'000            $'000

Switched                  222,670           262,749           125,646           (78,418)          532,647          857,296
Non-switched              121,775           139,098            76,295           (13,741)          323,427          520,556
EBusiness                  11,145             8,445            25,772            (2,084)           43,278           69,656
Other (i)                     158             5,860               456              (139)            6,335           10,196
Inter region
Revenue                   (42,822)          (35,810)          (15,750)           94,382                --               --
                        ---------         ---------         ---------         ---------         ---------        ---------
Total                     312,926           380,342           212,419                --           905,687        1,457,704
                        =========         =========         =========         =========         =========        =========

(i) Central Region "Other" includes infrastructure sales of (pound)3,829,000.

Year ended 31 December 2000

                      North Region      Central Region    South Region        Corporate                   Total
                                                                                 and
                                                                             eliminations
Turnover               (pound)'000      (pound)'000       (pound)'000        (pound)'000      (pound)'000            $'000

Switched                  183,282           196,891            82,469           (57,373)          405,269          652,280
Non-switched               96,588            93,564            50,898            (8,193)          232,857          374,783
Other (i)                     480            47,942               494               (65)           48,851           78,626
Inter region
Revenue                   (17,226)          (34,538)          (13,867)           65,631                --               --
                        ---------         ---------         ---------         ---------         ---------        ---------
Total                     263,124           303,859           119,994                --           686,977        1,105,689
                        =========         =========         =========         =========         =========        =========

(i) Central Region "Other" includes infrastructure sales of (pound)46,212,000.

Services

            We are a leading pan-European provider of business communication services and we operate in a single segment: telecommunications. The services, which we provide, can be broken down into two general categories: switched and non-switched.

            The range of services offered by us in any particular market may vary because of the extent of telecommunications liberalisation in the market and other business considerations.

Switched Services

            Switched services involve the transmission of voice, data or video to locations specified by end users or carriers. We have the technological capability to provide a full range of switched services, including local, national and international calls as well as enhanced services. Switched services include the following:

            COLT Line. Through our switching centres and interconnection arrangements with other carriers, COLT Line switched service offers customers an economical and flexible way to make telephone calls on a local, national or international basis. COLT Line provides several enhanced calling features as well as a choice of digital or analogue connectivity with multiple service options. COLT Line Enhanced provides a variety of additional features normally only available with virtual private network ("VPN") or Centrex services, including desk-to-desk dialling, four-digit dialling and full network monitoring and maintenance. Full customer support is provided, with a dedicated account manager and customer helpdesk.

            COLT Line DualHoming. COLT Line DualHoming is a security solution offering the highest level of security for incoming and outgoing traffic where more than one public exchange is attached. It is especially well suited to customers with any kind of critical applications.

            COLT Line DistributedTraffic. COLT Line DistributedTraffic is a security solution offering the distribution of all incoming traffic to multiple customer locations using the same number range, including the balancing and overflow management of incoming traffic. This solution is best suited to customers, who require traffic management over two or more geographical locations.

            COLT Line DisasterRecovery. COLT Line DisasterRecovery is a security solution offering the diversion of traffic for a specific number range to a definable destination in the case of total system failure. The destination and the duration of the diversion are flexible and are password protected.

            COLT Connect. COLT Connect is an indirect telecommunications service available to business users who are not connected to our network, giving customers an economical and flexible way to make local, national and international calls. Acting as a 'broker' on behalf of the user, we can use our bulk buying power to continually negotiate the most competitive prices for our customers without compromising service or quality. This product allows us to serve markets beyond the reach of our core infrastructure, enabling us to provide service nationally without building a national network.

            COLT BusinessConnect. COLT BusinessConnect is an advanced portfolio of intelligent network (IN) telephone numbers. We supply the service either to on- or off-Net customers. This service is mainly used as a marketing instrument.

Non-Switched Services

            Non-switched services involve a fixed communications link or "pipe" between specific locations. Our non-switched services currently include the following:

            COLT Link. Through our COLT Link services, we offer customers a full range of digital and analogue private wire services, ranging from low-speed voice circuits (64 kilobits per second and lower speeds) to high-speed links of 34, 45, 155 and 622 megabits per second. Broadcast and multiple link services are also available. The resilience of the SDH network provides users with a high level of reliability for critical applications. These are local (within a city) or national (within a country) "private wire" services. We also offer international private wire services.

            COLT LANLink. COLT LANLink offers a high performance connection for geographically distributed local area networks ("LANs"). The communication of data uses the full bandwidth of the respective LAN technologies and is independent of the LAN protocols. Thus, COLT LANLink avoids the delays and compatibility problems of conventional LAN to LAN connecting solutions (e.g. leased lines or Frame Relay). The COLT LANLink solution facilitates the development of innovative solutions with high data transfer rates such as Intranets, distributed client/server environments, server farms and computing centres. Furthermore, COLT LANLink is particularly adapted to real time voice and multimedia transmissions. We provide these services for the three most common LAN protocols - Ethernet, Token Ring and Fibre Distributed Data Interface. Unlike some other LAN interconnection networks which limit LAN speeds to that of the network, COLT LANLink interconnects each type of LAN at its native speed.

            COLT EuroLink. COLT EuroLink is an end-to-end managed SDH private wire service that provides international companies operating throughout Europe with a high quality, cost-effective network. This service supports high volume, secure data links, videoconferencing, corporate LAN interconnect, intranet applications and Internet services exclusively over our local access networks and is connected to our international SDH backbone at several points. COLT EuroLink provides fully redundant SDH protected services in both the local and long-distance sections of a customer connection. SDH technology provides an alternative path locally and internationally for a customer's services should the normal path become unavailable for any reason. This results in very high levels of service availability.

            COLT EuroCell. COLT EuroCell provides transport of ATM traffic over a Permanent Virtual Path. It has different levels of quality of service with variants suitable for a number of applications, including real time/delay sensitive applications such as voice or video, unconstrained delay applications such as LAN interconnection, as well as applications with little requirement for tight delay such as e-mail or over-night back-up. We offer two different customer selectable traffic and Quality of Service types: CBR (Constant Bit
Rate) and VBR-nrt (Variable Bit Rate - non real time). We support access speeds from 2Mbit/s to 155Mbit/s. Global connectivity can also be provided on a case by case basis.

            COLT Euroframe. COLT Euroframe is a Frame Relay service for data networking available via a user network interface ("UNI") connected by Permanent Virtual Circuits ("PVC"). Two additional service options are available to customers: COLT EuroFramePlus, an enhanced service used for delay-sensitive applications, and COLTEuroFrame(2)Cell, where the PVC can be supported through an ATM UNI on one end and a Frame Relay on the other. This service, together with COLT EuroCell, strengthens and enhances our portfolio of high bandwidth pan-European products and complements the existing end-to-end managed private wire service, COLT EuroLink. We support access speeds from 64Kbit/s to 2Mbit/s. Global connectivity can also be provided on a case by case basis.

            COLT Vision. The wide bandwidth and high quality of our network enables us to support a wide range of video applications. COLT Vision allows point-to-point transmission of live broadcast, text, video and images and is usually tailored to meet the specific requirements of particular end users. Current applications of COLT Vision include security monitoring and financial news services.

            COLT Internet. COLT Internet offers high quality, high speed data rates while providing users the benefits of both an ATM transatlantic backbone network as well as our local SDH access network.

            COLT InterAccess. COLT InterAccess enables high bandwidth leased line Internet access utilising our IP Network and worldwide peering agreements.

            COLT InterTransit. COLT InterTransit offers to Internet Service Providers a permanent, fast and secure connectivity to the Internet. The service connects the Internet service provider's ("ISP's") site to our high capacity backbone network. It is specifically designed for high wholesale bandwidth resellers or ISPs.

            COLT ManagedFirewall. COLT ManagedFirewall is a fully managed and dedicated firewall solution. A firewall is a set of hardware and software components used for the protection of a network from unauthorised accesses onto the protected network from users of another network. Firewalls are located in our rack, at the customer's site for COLT InterAccess customers or at the ISC for COLTInterHosting and COLTInterHousing customers.

            COLT InterHousing. COLT InterHousing is a managed co-location service which offers a flexible and cost-effective alternative to an in-house Internet facility. Dedicated full and half racks are offered. COLT InterHousing racks are located in the highly secure and 24 x 7 x 365 monitored COLT Internet Solution Centre.

            COLT InterHosting. COLT InterHosting UNIX is a managed, dedicated web and Internet applications hosting solution for business customers. Such applications could be a web site, an e-business platform or an SAP application. This service is located in our highly secure and 24 x 7 x 365 monitored ISC.

            COLT InterSuite. COLT InterSuite is a service offering a dedicated, secure and private area for customers to house their equipment. It offers unlimited bandwidth, reliability, resilience, flexibility, total security and privacy. It has all the benefits of COLT InterHousing, but with the added advantage of allowing the customer to design and install its own facility. It is specially dedicated for large amounts of hosting equipment.

            COLT Eurowavelength. COLT Eurowavelength is a service offering greater speed, flexibility and more efficient bandwidth utilisation allowing carriers, ISPs and large corporate customers to design and operate their own express networks ranging from a choice of protocols to the ability to set the level of protection.

            COLT Stream. COLT Stream is a media streaming service aimed at the corporate, ISP and SME markets that allows companies to broadcast rich content and multimedia (video, audio or both) across our network. It facilitates a very high speed transfer of content across the Internet, enabling users, regardless of their location, to view the media files as if they were connected locally.

            COLT IP Corporate. COLT IP Corporate is a virtual private network service that allows customers to access private data, such as company information, across a public or shared network. IP Corporate allows this access using a number of transport technologies, such as ATM, IPSec (a collection of IP security measures which support an authentication process used to verify the validity of the originating address from which data is being sent) & MPLS (a method of speeding up IP based data communication over ATM networks).

            COLT IPCorporateConnect. COLT IPCorporateConnect is a connection-orientated VPN service built on proven, widely used Layer 2 transport services, ATM and Frame Relay. As such, traffic flows via PVCs (Permanent Virtual Circuits) are fixed and known for true path determination. Routers are deployed at each site providing feature-rich services that can be applied to application demands. The result is a virtual private network service with a very high degree of flexibility for the customer.

            COLT DSL. As an alternative to some of the fibre connectivity services mentioned earlier, we also have a copper based offering via DSL technology and as a result are able to offer voice or data, subject to the chosen DSL type.

            COLT Consulting. We also offer system integration and consulting services for some of the more complex solutions that our customers expect from us.

New Services

            We intend to continue to expand our service offerings to take advantage of market opportunities and the increasing data and Internet opportunities that exist. We are continuing to develop enhanced voice, data and Internet services to reach new markets, offer additional services to new and existing customers and benefit from the fast expanding market for high bandwidth applications and advanced intelligent network services. Our ability to offer new services will depend upon regulatory conditions and other business considerations.

Sales and Marketing

            Our principal method of selling services to directly connected customers is through our internal sales force. Our directly connected customers consist of end users and carriers.

End users are businesses, government organisations, ISPs and institutions who have high-volume telecommunications requirements. Carriers are both national and international telecommunications service providers. In general, we enter into non-exclusive contracts with our end user customers that typically last from a few months to one year for switched services and one to three years for non-switched services. Interconnection agreements with our carrier customers typically either provide for an initial term of one year, terminable on three months notice after the expiry of the initial period, or are ongoing, terminable on three months notice by either party.

            Many of our directly connected end user customers are among the largest financial, media, corporate and government consumers of telecommunications services. Many have multiple sites and space in multi-tenant buildings. These customers generally require dedicated sales and customer service representatives who understand their demanding requirements. We market our services to these customers on the basis of price, quality, reliability, product diversity and service. We typically offer our services to end users at prices below those offered by the dominant PTOs. In addition, our networks provide reliability which we believe is generally superior to the reliability provided by the dominant PTOs.

            In addition to end users, we also target national and  international carriers. Since carriers have unique needs and buying patterns, marketing to carriers is conducted by account representatives from our internal sales force. We focus on serving carriers in our markets with a view to establishing a European preferred vendor relationship. We believe that we can effectively compete to provide products and services to carriers in the markets in which we operate on the basis of price, quality, reliability, state-of-the-art-technology, route diversity, ease of ordering and customer service. We offer carrier to carrier and carrier to end user non-switched access services and switched access termination and origination services at prices typically below those of the dominant PTOs. We believe that as dominant PTOs expand into other markets, carriers in those markets who provide service in the dominant PTOs' home markets are likely to prefer to use competitive telecommunications providers such as us for local access.

            To complement our direct sales force, we use non-exclusive sales agents and dealers to market our switched services, especially COLT Connect. These sales agents and dealers primarily target small and medium sized businesses outside each network's core infrastructure.

            Through a separate subsidiary, we also own a small number of retail "call shops" in London, which serve as agents for pre-paid switched services.

Customer Service

            We strive to provide superior customer service and believe that the quality of our customer service before, during and after installation is one of our competitive advantages. We have a tailored order entry and project management system to track orders from receipt to installation. During the installation process a dedicated project manager works with large accounts to provide a single point of contact for complex installations across many sites. After installation, our network control centre monitors equipment 24 hours a day, 365 days a year, often resolving problems before any service interruption occurs.

Network Design and Construction

            The main build phase of our city and long distance network is now complete. Before we constructed our network in a particular market, we reviewed the demographic, economic, competitive, regulatory and telecommunications demand characteristics of the market. This included its location, the concentration of potential business, government and institutional end user customers, the economic prospects for the area, available data regarding carrier and end user switched and non-switched services demand and actual and potential competitors.

            In most cases, we have built a network to ensure that we control our network quality in densely populated city centres. Construction and installation services were provided by independent contractors selected through a competitive bidding process. Our personnel provided project management services, including contract negotiation and supervision of construction, testing and certification of all facilities. The construction period of a new network varied depending upon such factors as the number of backbone route metres to be installed, the initial number of buildings targeted for connection to the network and the general deployment of the network. Construction was planned to allow revenue-generating operations to commence prior to the completion of the entire city-network. After installing the network backbone, expansion to other regions of a metropolitan area is evaluated based on detailed assessments of market potential. Once a building is connected to our network, connecting additional tenants requires less investment in infrastructure and therefore generates higher margins. Based upon our experience with our operational networks, we believe that a new competitive local network can be commercially operational within six months after construction commences.

The Networks

            We use the latest technologies and network architecture to develop highly reliable infrastructure for delivering high-speed, quality digital voice, Internet, IP, data and video telecommunications services. The basic transport platform consists primarily of optical fibre, in some cases, equipped with Dense Wave Division Multiplex equipment (DWDM). DWDM systems carry multiple wavelengths over long distances, without the need for intermediate regeneration of signals at the electrical level. It is a mechanism to increase transmission speeds on fibre-optic systems by allowing multiple signals to be encoded into multiple wavelengths and transmitted down the same fibre.

            This DWDM system in turn is overlaid with either high capacity IP (including ATM and Frame Relay) equipment deployed in diverse configurations or high capacity SDH equipment deployed in rings with dual paths, both of which give us the capability of routing customer traffic simultaneously in two directions, eliminating loss of service in the event of a cut cable.

            The network consists of fibre optic rings extending to customer locations, with each ring connecting an average of five to seven customer locations. We extend SDH rings to each customer's premises over our fibre optic cable and transmission facilities. We then place necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link. The combination of IP and SDH technology allows a wide range of customer services to be provided with flexibility and reliability. We own substantially all of the fibre in our networks and the majority of the ducts in which it is laid. Where fibre or ducts are not owned by us they are leased from the owner.

            We serve our customers from one or more nodes or hubs strategically positioned throughout our networks. The node houses the transmission and switching equipment needed to interconnect customers with each other, carriers and other networks. Redundant electronics, with automatic switching to backup equipment in the event of failure, protect against signal deterioration or outages. Continuous monitoring of system components focuses on proactively avoiding problems rather than just reacting upon failure, and permits near real time reporting on the network status to the customer, using web browsers for access to these reports. Network coverage is provided 24 hours a day, 365 days a year, monitoring equipment and facilities and providing customer assistance and support. We use an internal staff of technicians to both install and repair electronics and provide service to customers.

            We own and operate major switches in all of our operational markets for switching local, national and international calls. We add switched, dedicated and routed services to our basic fibre optic transmission platform by installing sophisticated digital electronics at our network nodes and at customer locations. Similarly, we provide router and LAN equipment at the customer's premises and in our nodes to provide high-speed Internet, ATM and LAN interconnection services. We strive to have two major suppliers of services and equipment. If a supplier has the capability to provide services or equipment in several markets, we negotiate a master supply agreement. At the present time, the following companies are major suppliers to us: Nortel and Siemens for switches, Nortel, Marconi and Lucent for transmission, Cisco and Alcatel for IP and ATM services and Pirelli and Corning for fibre optic cable.

            The technology being used in the Long Distance network is also a DWDM system. Initially, this DWDM system has been deployed with a 32-wavelength capacity per fibre - each at 10Gbit/s giving a capacity per fibre of 320Gbit/s. The system may be expanded, in time, to 160 wavelengths giving each fibre a capacity of 1.6 Tbit/s.

            The fibre to be supplied is also of the latest technology, being a development of the Non Zero Dispersion Shifted Fibre. This type of fibre has been used for long distance networks for the past few years, permitting longer distances between repeaters and more wavelengths than conventional fibres, resulting in improved quality and reduced cost.

            Nortel has supplied the DWDM system for the Long Distance network and Corning has supplied its LEAF(R) fibre.

            We use DSL equipment in the offices of the incumbent operators (when permitted by 'unbundling' regulation) to provide multiple IP based services to small and medium sized companies as well as utilising the incumbents' wholesale DSL offers where appropriate.

            We have developed an IP backbone network to support our IPVPN and Internet client base. This largely follows our optical networks, which are used as an underlying infrastructure. To support global connectivity, the IP backbone also extends, through diverse links, to dual points of presence in New York, where we have peering and transit arrangements to provide U.S. and rest-of-world connectivity.

            We have deployed a number of Internet hosting and housing centres, known as "Internet Solution Centres," or ISCs. The ISCs are large-scale equipment rooms. These are constructed with resilient power, networking and managed environmental systems. The ISCs are connected to the IP backbone within the local country networks.

            The ISCs provide a managed environment for customers wishing to host applications, such as web sites and e-commerce platforms.

            Currently we use Cisco equipment within our Internet backbone. Cisco routers and switches are also used within the local country networks and the Internet Solutions Centres. Our IP network is accredited as a "Cisco Powered Network."

Billing and Information Systems

            We believe that effective information and billing systems are key elements for growth and success in the telecommunications industry.

            Maintaining sophisticated and reliable billing and customer service information systems that provide billing, accounts receivable and customer support is a core capability necessary to record and process the data generated by a telecommunications service provider. Accordingly, we use Remedy Corp.'s Action Request System for customer service, project management and fault management in addition to billing systems provided by Ericsson, and Independent Technology Systems. We will continue to make significant investments to upgrade and acquire sophisticated information systems designed to enable us to: (i) monitor and respond to customer needs by developing new and customised services;
(ii) provide customised billing information; (iii) provide high quality customer service; (iv) verify payables to suppliers; (v) rapidly integrate new customers and (vi) improve least-cost routing of traffic on our network. We provide billing in local currency, itemised call detail and electronic output for select accounts. While we believe that our systems are currently sufficient for our operations, our network intelligence, selling and financial reporting systems will require enhancements and ongoing investments to accommodate our growth. A usage-based billing offering for hosting and access customers has been introduced. This expansion of our product and service range gives customers the flexibility to pick their Internet connectivity according to their usage profile and reflects our innovative customer-oriented approach to service. The introduction of a usage based billing solution is another measure of our commitment to maximising the benefit to customers of our continuing infrastructure and service investment. Customers, large and small, can select a billing model that most closely matches their actual usage profile. The new system presents customers with a choice based on usage profiles resulting from the customer's connectivity pattern. It means actual bandwidth use rather than mere availability governs what the customer pays. By offering this new product feature, we strive to ensure that we maintain a lead in servicing our business Internet connectivity customers across Europe.

Competition

            In every region, we compete primarily with the dominant PTOs. We also face competition for customers' switched traffic from a number of smaller service providers. By region, our primary competitors are as follows:

North Region

            We compete primarily with the incumbent operators, i.e., Belgacom in Belgium, TDC in Denmark, Eircom in Ireland, KPN in The Netherlands, Telia in Sweden and BT in the U.K. We also face competition from a number of pan-European operators, including MCI, Cable & Wireless, BT Ignite, Level 3 and others. There are also some local infrastructure competitors, such as Versatel and Priority Telecom in The Netherlands, and Versatel and Telenet in Belgium. In Sweden and Denmark, we also compete with Tele2. In the U.K., domestic competitors include Energis.

Central Region

            We compete primarily with the dominant PTOs, i.e., Telekom Austria, Deutsche Telekom in Germany and Swisscom in Switzerland. In Germany, we also face competition from several other operators, notably Arcor, BT Ignite, MCI and Level 3 who have built-out nation-wide backbone networks, and MCI , along with some city carriers (which are often owned or supported by local governments) who have built local infrastructure in selected geographies. Priority Telecom, in Austria, is a local infrastructure competitor. In Switzerland, TDC-Sunrise and T-Systems each has a strong domestic market position.

South Region

            The principal competitors in the South Region are the incumbent operators, i.e., France Telecom in France, Telecom Italia in Italy, Telefonica in Spain and PT Comunicacoes/PT Prime in Portugal. We also face competition in France from Cegetel, LDCom and Completel. In Italy, we compete with major national new entrants such Wind-Infostrada, e.Biscom and Albacom, and in Spain with major national players such as Retevision, JazzTel and Uni2. In Portugal, competition is relatively limited, but we face some competition from CIENA, Novis and JazzTel.

Regulatory Environment

            We believe we have obtained all national and local government authorities, permits or licences as are required in order to be able to conduct our business as currently contemplated, in each of the jurisdictions in which we operate.

European Union regulatory framework

            The  current  E.U.  regulatory   framework  for   telecommunications
includes the Services Directive/Full Competition Directive which provided for full liberalisation of the telecommunications networks and services sector on 1 January 1998, the Open Network Provision (ONP) Framework Directive, the Revised ONP Leased Lines Directive and the Revised ONP Voice Telephony Directive which guarantee the provision of certain services to end users, the ONP Interconnection Directive which ensures interconnection and interoperability of networks and services, the Licensing Directive which provides for the reasonable availability of licences and authorisations to new entrant operators, and the Numbering Directive which mandates carrier pre-selection and number portability and, a Regulation requiring the incumbent fixed network telecommunications operators to enable local loop unbundling. The implementation of E.U. directives and policy is different in every E.U. Member State, but the intent and spirit of liberalisation has now been broadly adopted. Iceland, Liechtenstein and Norway are bound by the E.U. directives as a consequence of their membership of the European Economic Area. Switzerland is not required to follow the E.U. directives but has implemented a broadly similar national legal and regulatory framework for telecommunications.

            The telecommunications regulatory regimes in each of the countries in which we are currently operating therefore have certain common features. We are not subject to regulatory constraints on the prices we charge to our customers, although the dominant Public Telecommunications Operator is subject to price controls under each national regulatory regime, which result in a price ceiling on the market. In addition, the telecommunications licences granted to us are subject to certain conditions, including, in certain countries, termination in case of a change of control and in some cases, for instance, France and the U.K., in the event of a substantial change of ownership not amounting to a change of control. However, in most countries, licences can be transferred with the consent of the regulatory authority.

            On 5 December  2000, a legally  binding  regulation was published by the European Parliament and Council, which mandated the implementation of local loop unbundling by incumbent operators with significant market power as of 1 January 2001. This change allowed new entrant telecommunication companies access to the local switches of incumbent operators and thus the ability to offer access to customers using their own network. This regulation has been implemented in the national telecommunications legislations, and, while there have been serious delays and difficulties in the past, local loop unbundling is now available in all the E.U. Member States in which we operate (although in some countries we have chosen not to deploy it).

            On 7  March  2002,  the  E.U.  adopted  a set of  Directives,  which constitute a new European regulatory framework for telecommunications (consisting of a Framework Directive, an Authorisations Directive, an Access and Interconnection Directive, a Universal Service and Users' Rights Directive, and a Radio Spectrum Decision. A Consolidated Directive on Competition in the Market for Communications Services was adopted on 16 September 2002 (together, as already defined, the "new regulatory package")). A key feature of the new regulatory package is that it contains a drive towards common market definitions and common regulatory instruments to assess and address the dominance of certain operators in communications markets within the E.U., and is based on concepts that are identical to those employed in general competition law. The new regulatory package also provides for increased co-ordination of the actions of national regulatory authorities in the Member States, and a European Commission veto right over certain key decisions of the national regulatory authorities.

            E.U. Member States are given until 25 July 2003 to implement the new directives into their national law and to regulate the telecommunications sector in accordance with this new legal and regulatory package. Our freedom to determine our own end user pricing will not be affected. The E.U. Member States are at different stages in their preparation for the implementation of these directives. Some may not complete it on time. Details of the progress towards implementation in our major countries is given below.

            On  11   February   2003  the   European   Commission   issued   the
Recommendation on Relevant Markets in the communications sector. The Recommendation sets out individual markets which national regulatory authorities in each Member State must analyse and, depending on the level of competition within each market, to which the regulator must apply regulation.

            We do not anticipate that the implementation of the new regime will result in any material adverse change to our revenues or margins. However, as the process is not finalised in any Member State, it is too early to predict the actual outcome with certainty.

North Region

            Full telecommunications liberalisation was introduced in Belgium on 1 January 1998. We have been granted a public telecommunications network licence in Belgium covering the main areas of economic importance and a nation-wide voice telephony licence. A draft Bill to introduce the new regulatory package has been in intra-Government consultation since February 2003. Due to Parliamentary elections, the legislative process is not expected to be completed before the Fall of 2003.

            In Denmark, no licence, authorisation, registration or other procedure is applicable for conducting fixed network telecommunications activities. Legislation to implement the new regulatory package has been presented to Parliament in May 2003, and is expected to be passed before the deadline of 25 July 2003.

            On 12 June 2000, COLT Telecom Ireland Limited was granted a General Telecommunications Licence which allows it to construct, own and operate a telecommunications network and to offer voice telephony and other services in Ireland. The Republic of Ireland is expected to meet the deadline of 25 July 2003 for the implementation of the new regulatory package.

            Full telecommunications liberalisation was introduced in The Netherlands in 1997. The current Telecommunications Act is dated 15 December 1998. We have registered as a provider of public telecommunications services, as a builder or provider of a public telecommunications network and as a builder or provider of leased lines in The Netherlands. In April 2003, a Bill was introduced to adopt the new regulatory package.

            In Sweden, we have simply had to register with the regulatory authority PTS to enable us to build our network and provide services. Sweden is expected to meet the deadline of 25 July 2003 for the implementation of the new regulatory package.

            The U.K. Telecommunications Act 1984 (the "U.K. Act") provides a licensing and regulatory framework for telecommunications activities in the United Kingdom. The Secretary of State for Trade and Industry at the Department of Trade and Industry is responsible for granting licences under the U.K. Act and for overseeing telecommunications policy, while the Director General of Telecommunications is responsible, inter alia, for enforcing the terms of such licences (through his office, OFTEL). COLT is currently operating under a PTO licence awarded on 9 June 1995 (as amended), which replaced an earlier licence.

            In May 2002 the U.K. government published a draft Communications Bill which will replace the existing regime some time in mid-2003. The major substantive changes will involve the abolition of OFTEL (to be replaced by OFCOM, a body with responsibility for regulating all the communications industries including, for example, TV content, as well as telecommunications) and the implementation of the new regulatory package. If the Bill is not in force as an Act by the deadline of 25 July 2003, the U.K. government intends to implement the new regulatory package on an interim basis by a series of Statutory Instruments issued under the European Communities Act 1972.

            In Norway and Finland, we have registered as a provider of telecommunications services.

Central Region

            In  Austria,  the  Telecommunications  Act (the  "TKG")  provides  a licensing and regulatory framework for telecommunications activities since 1 January 1998. An independent authority has been established, which is responsible for granting licences under the TKG and for overseeing telecommunications policy, to survey the regulatory framework and to decide and to settle disputes between operators and licencees. The authority is created as a tribunal (Telekom Control Kommission) with 3 members (one of them is a judge). Beside the Telekom Control Kommission, there exists another authority, the "Rundfunk und Regulierungs GmbH" (RTR). RTR is the agency for the Telekom Control Kommission and is also responsible for the administration (e.g.
numbering).  The  Ministry  of  Traffic,  Innovation  and  Technology  also  has responsibilities concerning telecommunications. These responsibilities are limited to "telecommunications policing" (e.g., punishment for violations of the TKG) and drafting new acts or directives.

            COLT Telecom Austria is currently operating under a nation-wide concession which allows it to operate a public fixed telecommunications network and to offer leased lines. COLT Telecom Austria is entitled to sell Internet and data services because of a notification to the regulatory authority.

            A revised Telecommunications Act was published by the Ministry of Transport in September 2002, and is expected to be presented to Parliament shortly. The legislation is delayed due to elections in October 2002 and the establishment of a new government.

            The German Telecommunications Act of 25 July 1996 provides a licensing and regulatory framework for telecommunications activities in Germany. The national regulatory authority is responsible for granting licences for all types of telecommunication activities. There are separate licences for the establishment and operation of public telecommunications networks and for the provision of voice telephony services.

            We operate our networks in Germany under a nation-wide fixed network licence and a nation-wide voice telephony licence.

            In April 2003 the Ministry of Economics and Labour published a series of legislative instruments to facilitate adoption of the new regulatory package. The Parliamentary process to enact the new law is expected to begin in June 2003.

            Switzerland is not a member of the E.U., but liberalised its telecommunications market on 1 January 1998 and has broadly followed the E.U. liberalisation policies. We have obtained a concession covering the establishment and operation of our networks and we have registered as a service provider, which allows the provision of voice telephony. The concession grants similar rights and imposes similar obligations as those in other European countries, through the individual licensing system.

            The Swiss Telecommunication Law does not currently require Swisscom to unbundle its local loops, but the Decree on Telecommunications Services (as amended from 7 March 2003) requires full unbundling of the local loop together with bitstream and shared access. This Decree became effective on 1 April 2003. In practice, the Decree may not be successful in enforcing local loop unbundling because its provisions may be the subject of a Court appeal by Swisscom in the absence of a mandate for unbundling derived from primary legislation.

            A complete overhaul of the Telecommunication Law is still under discussion in the national parliament and it is expected that it will not become effective before the end of 2004 / beginning of 2005. Changes in the Decree on Address Elements for Telecommunication (AEFV) became effective on 1 April 2003 with new requirements concerning mainly Value Added Services. A new revision of the Decree on Price Announcements (PBV) was recently published for consultation with 17 April 2003 as the deadline for comments. The changes concern mainly the price aspects of Value Added Services. It is expected to become effective in January 2004.

South Region

            The Code des Postes et Telecommunications was amended by the Law of 26 July 1996 to provide for the immediate and full liberalisation of all telecommunications activities in France, with a partial exception applicable to the provision of telephone service for the public between fixed points. This service, which is the equivalent of the voice telephony service as defined in the E.U. regulatory framework, was liberalized effective 1 January 1998. This legislation has been complemented by decrees clarifying detailed aspects of the telecommunications environment such as the content of authorisations, the regulation of interconnection and the financing of universal service. The French Regulatory Authority for Telecommunications was also created by the Law of 26 July 1996. It participates with the Minister in charge of Telecommunications in the preparation of regulations regarding the rights and obligations of operators, ensures the compliance of operators with applicable legislation, regulations and obligations and clarifies the applicable regulations in areas such as interconnection, number portability, technical specifications of networks and terminal equipment.

            We are entitled to operate a public telecommunications network in all French regions of economic importance and to provide voice telephony services on a nation-wide basis under a combined L.33-1 and L.34-1 licence most recently amended on 5 January 2000.

            On 1 April 2003, the Ministry of Economics and the Ministry of Culture published a draft Bill to implement the new European regulatory package into French law. After consultation by interested bodies, including the telecommunications regulatory authority and the competition authority, the draft bill will then be submitted to the Conseil d'Etat for review, and subsequently introduced in Parliament.

            Full telecommunications liberalisation was introduced in Italy on 1 January 1998, while Spain and Portugal were granted temporary exemptions from the applicability of the E.U. directives by the European Commission, resulting in full market opening in Spain on 1 December 1998 and in Portugal on 1 January 2000.

            In Italy and Spain, there are multiple categories of licences, including separate as well as combined licences for the establishment and operation of public telecommunications networks on the one hand, and for the provision of voice telephony on the other. Consequently, the COLT subsidiaries in these countries have obtained multiple licences (regional network licences in Milan, Turin and Rome, combined licences in Madrid, Barcelona and Valencia, a nation-wide licence for the provision of voice telephony in Italy, and a nation-wide licence for long distance backbone network between the cities in Spain). In Portugal, we have obtained a combined nation-wide licence, but have only launched operations in and around Lisbon at this time.

            In Italy, the Ministry of Communications published a consultation on the implementation of the regulatory package in November 2002. Law n.166 of 1 August 2002 "Provisions related to infrastructure and transport" (art. 41) which calls on the government to adopt, within one year, one or more legislative decrees to transpose the directives.

            In Spain, the Council of Ministers approved a new telecommunications law on 7 March 2003. The Parliament is expected to adopt this Bill before August 2003.

   C.       Organisational structure

            We are the holding company for the following subsidiaries, each of which is a private company registered in its country of incorporation. Each subsidiary operates in its country of incorporation.

                                                                 Date of                          Country of
Name                                                             Incorporation                    Incorporation
----                                                             ---------------------            ------------------------
COLT Telecom Limited (1)                                         18 October 1996                  England and Wales
COLT Telecom Europe Limited (5)                                  28 June 1996                     England and Wales
COLT Telecom Holdings Limited (5)                                6 December 1999                  England and Wales
COLT Telecommunications* (2)(4)                                  15 December 1989                 England and Wales
City of London Telecommunications Limited (1)                    16 August 1985                   England and Wales
COLT Telecom GmbH* (6)                                           17 March 1995                    Germany
COLT Telecommunications France SAS *(10)                         23 October 1995                  France
COLT Telecom U.S. Corp. (10)                                     19 November 1996                 Massachusetts USA
COLT Internet U.S. Corp. (10)                                    27 September 1999                Delaware USA

                                                                 Date of                          Country of
Name                                                             Incorporation                    Incorporation
----                                                             ---------------------            ------------------------
COLT Telecom Espana SA* (10)                                     2 January 1997                   Spain
COLT Telecom AG *(9)                                             30 July 1997                     Switzerland
COLT Telecom SA *(10)                                            16 September 1997                Belgium
COLT Telecom SpA *(10)                                           4 November 1997                  Italy
Callshop etc. Limited *(1)                                       16 October 1995                  England and Wales
COLT Netherlands Holding Limited (10)                            17 April 1988                    England and Wales
COLT Telecom BV *(7)                                             28 May 1998                      The Netherlands
COLT Telecom Holding GmbH (10)                                   9 October 1998                   Germany
COLT Telecom Austria GmbH *(10)                                  28 September 1998                Austria
COLT Telecom AB *(10)                                            11 October 1999                  Sweden
COLT Internet AB *(10)                                           5 July 2000                      Sweden
COLT Telecom Ireland Limited *(10)                               31 March 2000                    Ireland
COLT Telecom QUEST Trustees Limited (1)                          3 February 2000                  England and Wales
COLT Telecom A/S (10)                                            20 November 2000                 Denmark
COLT Telecom Pension Trustees Limited (1)                        16 November 2000                 England and Wales
COLT Telecom Finance Limited (5)                                 20 January 2002                  England and Wales
COLT Telecom Share Scheme Trustees Limited (1)                   2 February 2001                  England and Wales
COLT Telecom ENS GmbH *(6)                                       22 November 2001                 Germany
COLT Telecom A/S *(10)                                           9 January 2001                   Norway
COLTEL-Servicos de Telecomunicacoes Unipessoal Lda *(10)         17 January 2001                  Portugal
COLT eCustomer Solutions France SAS *(5)(13)                     6 October 1992                   France
Apogee Communication SAS *(11)                                   7 May 1997                       France
Asthea Ingenerie SARL *(11)                                      18 May 1998                      France
COLT Telecom Finance Euro (4)(12)                                22 April 2002                    England and Wales
COLT Telecom Finance Switzerland (4) (12)                        22 April 2002                    England and Wales
COLT Telecom Finance Denmark (4)(12)                             22 April 2002                    England and Wales
COLT Telecom Finance Sweden (4)(12)                              22 April 2002                    England and Wales
COLT Telecommunications Nominees Limited (1)                     26 March 2002                    England and Wales
COLT Telecom Finland *(10)                                       19 August 2002                   Finland

Notes:

*     Operating Companies.
(1)   100% owned by COLT Telecom Holdings Limited.
(2)   100% owned by COLT Telecom Limited.
(3)   100% owned by COLT Telecommunications.
(4)   A company incorporated with unlimited liability.
(5)   100% owned by the company.
(6)   100% owned by COLT Telecom Holding GmbH.
(7)   100% owned by COLT Netherlands Holding Limited.
(8)   100% owned by COLT Telecommunications France SA.
(9) 74.5% owned by COLT Telecom Europe Limited and 25.5% by COLT Telecom Holding GmbH.
(10)  100% owned by COLT Telecom Europe Limited.
(11)  100% owned by COLT eCustomer Solutions France SAS.
(12)  99% owned by the company and 1% owned by COLT Telecom Holdings Limited.
(13)  Formerly Fitec SAS


D.   Property, Plant and Equipment

            We lease node sites, office and Internet space and other facility locations and sales administrative offices in each of the cities in which we operate networks. All of the property that we occupy is on a leasehold basis, without major encumbrances, and it is all either in use or in preparation for use in our operations, or it has been identified as being surplus to requirements and the building is being actively marketed either on a part or full basis either by sub-letting or assignment of the lease, as appropriate. We have a 3 year plan to reduce the property that we occupy to approximately
250,000 square metres. We had by 3 June 2003 achieved reductions of approximately 20,000 square metres. We believe that our properties, taken as a whole, are in good operating condition and are suitable and adequate for our business operations. At 31 December 2002, we leased an aggregate of
approximately   321,495  square  metres,   including  the  following   principal
locations:

   LOCATION                               SIZE                                   USE                                STATUS
   --------                               ----                                   ---                                ------
4 Norton Folgate,                  3,390 square metres                 Office, Node and Storage                  Part marketed
London, England

15 Marylebone Road,                2,902 square metres                 Office, Node and Storage                  Part marketed
London, England

16-22 Gervinusstrasse,             6,328 square metres                 Office, Node and Storage                  Part sub-let
Frankfurt, Germany

Bleichstrasse 52,                  6,973 square metres                 Offices                                   Fully marketed
Frankfurt Germany

Eschersheimer Landstrasse 10,      3,638 square metres                 Office, Node and Storage                  Part surrendered
Frankfurt, Germany

Von-der-Tann-Strasse               5,125 square metres                 Office, Node and Storage                  Part marketed
11, Munich, Germany

90 Uerdinger Strausse,             3,060 square metres                 Office, Node and Storage                  Occupied
Dusseldorf, Germany

25 rue de Chazelles,               2,317 square metres                 Office, Node and Storage                  Occupied
Paris, France

12-14 van de Madeweg,              7,000 square metres                 Office, Node and Storage                  Occupied
Amsterdam, The Netherlands

Telemaco 5,                        4,250 square metres                 Office, Node and Storage                  Part marketed
Madrid, Spain

Viale Jennet 56,                   3,162 square metres                 Office, Node and Storage                  Occupied
Milan, Italy

Beaufort House,                    7,480 square metres                 Offices                                   Occupied
15 St. Botolph Street,
London, England

20/22 Wharf Road                   3,470 square metres                 Storage                                   Fully marketed
London, England

Samuel House                       185 square metres                   Node                                      Occupied
St. Albans Street Haymarket,
London, England

One Canada Square, Canary Wharf,   28 square metres                    Node                                      Occupied
Isle Of Dog,
London, England

LOCATION                           SIZE                                USE                                      STATUS
--------                           ----                                ---                                      ------
City Forum, City Road,             2,330 square metres                 Node                                      Occupied
London, England

Drebahn 1, Deutschlandhaus,        2,048 square metres                 Office, Node and Storage                  Occupied
Hamburg, Germany

La Defense 5, Le Lafayette 2,      272 square metres                   Offices                                   Occupied
Place DesVosges, Paris, France

Uhlandstrasse 181 - 183,           1,800 square metres                 Office, Node and Storage                  Part marketed
Berlin, Germany

Rue De La Fontaine Au Roi,         6,131 square metres                 Storage                                   Fully marketed
21 Paris, France

Murtschenstrasse, 27               3,566 square metres                 Office, Node and Storage                  Occupied
Baslerpark, Baslerstrabe
25, Zurich, Switzerland

Murtschenstrasse, 27               3,444 square metres                 Office and Storage                        Fully marketed
Baslerpark, 2
Baslerstrabe 25,
Zurich, Switzerland

Rue De Planeur, 10                 3,665 square metres                 Offices, Storage                          Occupied
Brussels, Belgium

1430 Chaussee De                   1,100 square metres                 Offices                                   Occupied
Haecht, Brussels, Belgium

Rue De Notre Dames Des             1,606 square metres                 Offices                                   Fully marketed
Victoires, 46 129 Rue
Montmartre, Paris, France

Theodor Haus                       3,060 square metres                 Office, Node and Storage                  Occupied
Uerdinger Strasse, 90
Dusseldorf, Germany

Kartner Ring 12,                   2,374 square metres                 Office, Node and Storage                  Occupied
Vienna, Austria

Poplar Business Park,              485 square metres                   Offices                                   Occupied
Poplar High Street,
Aspen Way, Tower
Hamlets England

Magnusstasse 13-15,                1,612 square metres                 Office, Node and Storage                  Part marketed
Cologne, Germany

Kronenstrasse 25,                  1,750 square metres                 Office, Node and Storage                  Occupied
Stuttgart, Germany

Rue Des Teinturiers,               2,523 square metres                 Office, Node and Storage                  Occupied
9 Lyon 3eme, Lyon, France

Sovereign House,                   1,898 square metres                 Office, Node and Storage                  Occupied
1 King John Court,
London, England

LOCATION                           SIZE                                USE                                      STATUS
--------                           ----                                ---                                      ------
Gran Via De Les Corts              1,697 square metres                 Office, Node and Storage                  Occupied
Catalanes, 8-10
Hospitalet De Llobregat,
Barcelona, Spain

Rue Wattignes, 60/62,              4,121 square metres                 Internet Solution Centre                  Part marketed
Paris, France

Rue De Montbrillant 36,            1,481 square metres                 Office, Node and Storage                  Occupied
Geneva, Switzerland

306 Hanuaer                        2,620 square metres                 Internet Solution Centre                  Occupied
Landerstrasser,
Frankfurt, Germany

63 Boulevard Bessieres,            2,941 square metres                 Internet Solution Centre                  Occupied
Paris, France

93 Avenue Du Prado,                870 square metres                   Office, Node and Storage                  Occupied
Marseille, France

Groothandelsgebouw,                2,653 square metres                 Office, Node and Storage                  Occupied
Rotterdam,
The Netherlands

Environment Park, Via              3,386 square metres                 Office, Node and Storage                  Occupied
Livorono 60, Turin, Italy

Princes Court, Wapping Lane,       5,000 square metres                 Internet Solution Centre                  Occupied
London, England

Richard-Nneutra-Gasse 10,          7,000 square metres                 Internet Solution Centre                  Fully marketed
Vienna Austria

Nooderlaan 121,                    1,727 square metres                 Office Node and Storage                   Occupied
Antwerp, Belgium

1930 Zaventem,                     6,850 square metres                 Internet Solution Centre                  Fully marketed
Brussels, Belgium

Paepsemlaan 16-16a,                1,413 square metres                 Internet Solution Centre                  Occupied
Paepsem Business Park,
Anderlecht, Belgium

1430 Chaussee de Haecht,           1,100 square metres                 Office Node and Storage                   Occupied
Brussels, Belgium

St. Stephens Street                1,645 square metres                 Office, Node and Storage                  Occupied
Central Gate, New Town
Road, Birmingham, England

126 Chapman Street,                1,472 square metres                 Storage                                   Occupied
Lehman Street, London,
England

LOCATION                           SIZE                                USE                                      STATUS
--------                           ----                                ---                                      ------

Chase Road, Park                   8,412 square metres                 Internet Solution Centre                  Occupied
Royal, London, England

79 Cavendish Street,               3,344 square metres                 Offices                                   Fully marketed
London, England

152 Avenue du Prado,               330 square metres                   Offices                                   Occupied
Marseille, France

Cap Horn, Les Ulis,                9,130 square metres                 Internet Solution Centre                  Occupied
Cortebeouf, Paris, France

23-27 RuePierre                    11,340 square metres                Office, Node and Storage                  Occupied
Valette, Malakoff,
Paris, France

46-49 Wieberstrasse,               2,693 square metres                 Office, Node and Storage                  Occupied
Berlin, Germany

Wiebestrasse 49 Werk               7,948 square metres                 Internet Solution Centre                  Occupied
3 Berlin, Germany

Walter Klob Strasse 13,            3,687 square metres                 Office, Node and Storage                  Fully marketed
Frankfurt, Germany

4 Heriotstrasse,                   21,275 square metres                Offices                                   Part marketed
Frankfurt, Germany

Langer Kornweg 34,                 12,494 square metres                Internet Solution Centre                  Fully marketed
Kelsterbach,
Frankfurt, Germany

Schmidstrasse 12,                  2,320 square metres                 Offices                                   Occupied
Frankfurt, Germany

ABC Strasse, 19,                   1,239 square metres                 Offices                                   Fully marketed
Hamburg, Germany

LOCATION                           SIZE                                USE                                      STATUS
--------                           ----                                ---                                      ------
Sportalle 72, 22335                5,603 square metres                 Internet Solution Centre                  Fully marketed
Hamburg, Germany

Wendenstrasse 255,                 1,800 square metres                 Office, Node and Storage                  Occupied
Hamburg, Germany

Calenberger Neustadt,              1,760 square metres                 Office, Node and Storage                  Part marketed
Sheet 1389, Hanover, Germany

26 Munchner Strasse,               2,830 square metres                 Office, Node and Storage                  Occupied
Uterfohring, Munich, Germany

11 Nawiasky Strasse,               8,108 square metres                 Internet Solution Centre                  Fully marketed
Munich, Germany

Foxes Property, Long               6,316 square metres                 Internet Solution Centre                  Fully marketed
Mile Road, Walkinstone,
Dublin, Ireland

Seagrave House, 19-20              459 square metres                   Offices                                   Fully marketed
Earlsfort Terrace,
Dublin, Ireland

East Wall Road, Docklands,         1,533 square metres                 Office, Node and Storage                  Occupied
Dublin, Ireland

Via Lancetti, Milan, Italy         6,735 square metres                 Office, Node and Storage                  Occupied

127-129 Via Simone                 4,900 square metres                 Office, Node and Storage                  Occupied
Martini, Rome, Italy

Luchtvaartstraat,                  2,275 square metres                 Internet Solution Centre                  Occupied
Amsterdam,
The Netherlands

Calle Acero 5-9,                   8,850 square metres                 Internet Solution Centre                  Part marketed
Y Motores 83-89,
Barcelona, Spain

Poligono Industrial                5,000 square metres                 Internet Solution Centre                  Occupied
Monoteras,
Madrid, Spain

Borgmester Christiansens           4,963 square metres                 Office, Node and Storage                  Occupied
Gade 55,
Copenhagen, Denmark

Oxen Mindre 33,                    1,906 square metres                 Office, Node and Storage                  Occupied
Luntmakargatan 18,
Stockholm, Sweden

LOCATION                           SIZE                                USE                                      STATUS
--------                           ----                                ---                                      ------
Karlsrogartan 2, Solna,            10,726 square metres                 Internet Solution Centre                 Fully marketed
Stockholm, Sweden

Umbau Bardnerstrasse               7,250 square metres                 Internet Solution Centre                  Occupied
820, Zurich, Switzerland

Bouwery 71-73,                     9,148 square metres                 Internet Solution Centre                  Fully marketed
Amstelveen, Amsterdam
The Netherlands

Coriander Avenue,                  74 square metres                    Storage                                   Occupied
Clifton, Street,
London, England

Estrada Da Outorela,               2,174 square metres                 Office, Node and Storage                  Occupied
Carnaxide, Oeiras,
Lisbon, Portugal

Fully marketed = the whole property is actively being marketed
Part marketed = only a portion of the property is actively being marketed

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A.     Operating Results

            The following discussion and analysis should be read in conjunction with our financial statements and notes thereto, incorporated herein by reference from our 2002 Annual Report. Our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. See note 25 to our financial statements for a summary of the principal differences between U.K. GAAP and U.S. GAAP as they relate to us. Unless otherwise noted, all amounts are presented in British pounds sterling.

            The results for the three years ended 31 December 2002 include the impact of exceptional transactions and provisions. We believe that it is useful for investors to be also provided with an analysis of the underlying financial and operating results of the Company before the impact of these material non-operational amounts. Therefore in the following discussion and analysis, reference is made to both UK GAAP and non UK GAAP measurements. Pursuant to the requirements of Regulation G under the Securities Act, we have provided a reconciliation of non-GAAP financial measurements to the most directly comparable GAAP financial measurement. The table below lists these measurements and starting with UK GAAP identifies the reconciling items to arrive at the non UK GAAP measurement.

KEY FINANCIAL DATA                                                                2002               2001               2000
                                                                             (pound)'m          (pound)'m          (pound)'m
Turnover                                                                       1,027.2              905.7              687.0
Infrastructure sales
                                                                                  --                  3.8               46.2
                                                                               ---------------------------------------------
Turnover excluding infrastructure sales                                        1,027.2              901.9              640.8
                                                                               =============================================
Cost of sales                                                                  1,451.9              941.7              566.9
Exceptional items                                                                526.3              135.8               --
Costs associated with infrastructure sales                                        --                  2.4               27.2
                                                                               ---------------------------------------------
Cost of sales before exceptional items and costs
associated with infrastructure sales                                             925.6              803.5              539.7
                                                                               =============================================
Interconnection and network costs                                                731.9              704.9              478.2
Exceptional items                                                                 18.3               62.4               --
Costs associated with infrastructure sales                                          --                2.4               27.2
                                                                               ---------------------------------------------
Interconnection and network costs before exceptional
items and costs associated with infrastructure sales                             713.6              640.1              451.0
                                                                               =============================================
Network depreciation                                                             720.0              236.8               88.7
Exceptional items                                                                508.0               73.4               --
                                                                               ---------------------------------------------
Network depreciation before exceptional items                                    212.0              163.4               88.7
                                                                               =============================================
Gross profit (loss)                                                             (424.7)             (36.0)             120.1
Margin on infrastructure sales                                                      --               (1.4)             (19.0)
Exceptional interconnect and network costs                                        18.3               62.4               --
Exceptional network depreciation                                                 508.0               73.4               --
                                                                               ---------------------------------------------
Gross profit before margin on infrastructure sales
and excluding exceptional cost of sales                                          101.6               98.4              101.1
                                                                               =============================================
Operating expenses                                                               353.9              323.9              205.0
Exceptional items                                                                 61.9               39.8               --
                                                                               ---------------------------------------------
Operating expenses before exceptional items                                      292.0              284.1              205.0
                                                                               =============================================
Selling, general and administration costs                                        261.1              265.0              181.7
Exceptional items                                                                 19.0               27.9               --
                                                                               ---------------------------------------------
Selling, general and administration costs before
exceptional items                                                                242.1              237.1              181.7
                                                                               =============================================
Other depreciation and amortisation                                               92.9               59.0               23.3
Exceptional items                                                                 43.0               12.0               --
                                                                               ---------------------------------------------
Other depreciation and amortisation before
exceptional items                                                                 49.9               47.0               23.3
                                                                               =============================================
Loss for period                                                                 (718.3)            (360.4)            (116.9)
Gross profit on infrastructure sales                                                --               (1.4)             (19.0)
Exceptional interconnect and network cost of sales                                18.3               62.4               --
Exceptional network depreciation                                                 508.0               73.4               --
Exceptional selling general and administration costs                              19.0               27.9               --
Exceptional other depreciation and amortisation                                   43.0               12.0               --
Exceptional other (income) expense                                              (106.1)             (56.0)              --
                                                                               ---------------------------------------------
Loss for period before margin on infrastructure sales
and exceptional items                                                           (236.1)            (242.1)            (135.9)
                                                                               =============================================

            We are a leading provider of high bandwidth data, Internet and advanced telecommunications services to business and government customers across Europe. We operate fibre-optic networks in the major financial and business centres of Europe with each of our local city-networks and Internet Solution Centres inter-linked to form a single IP-based pan-European network.

            At 31 December 2002, we operated approximately 20,000 route kilometres (12,420 route miles) of integrated international digital fibre optic network, providing long distance international service to customers, linking 32 major cities in 13 countries augmented by a further 27 points of presence and 11 Internet solution centres across Europe to customers in 9,238 buildings. Our revenues for the year ended 31 December 2002 were approximately (pound)1,027.2 million.

            Revenue in 2002 was (pound)1,027.2 million, an increase of 13.4% on 2001. Excluding infrastructure sales made in 2001, as there were no infrastructure sales in 2002, the revenue increase was 13.9% . While the slow down in economic growth across Europe has impacted the level of demand from our customers, particularly those within the wholesale sector, we have still been able to grow our overall revenues by attracting new customers, introducing new services and developing our level of business with existing customers. The gross loss for 2002 was (pound)424.7 million, up (pound)388.7 million from the gross loss reported in 2001. The increase in the loss was caused by an increase in the cost of sales associated with exceptional items.

            Operating expenses increased from (pound)323.9 million in 2001 to (pound)353.9 million in 2002. Operating expenses before exceptional costs also increased from (pound)284.1 million in 2001 to (pound)292.0 million in 2002, but reduced as percentage of turnover before infrastructure sales from 31.5% in 2001 to 28.4% in 2002.

            The loss for 2002 was (pound)718.3 million and included exceptional items of (pound)482.2 million. The loss before exceptional items and infrastructure sales of (pound)236.1 million was down (pound)6.0 million from the corresponding level in 2001.

            Capital expenditure on network, services and systems infrastructure totalled (pound)412.1 million in 2002, a reduction of 49%. Importantly, this reduction is a result of completion of the infrastructure build phase of the business plan at the end of 2001. Capital expenditure paid for in 2002 included approximately (pound)125 million in respect of prior years infrastructure investment.

            At 31 December 2002, we had balances of cash and liquid resources totalling (pound)934.9 million. We also took advantage of the volatile financial markets in 2002 to purchase (pound)198.9 million for our notes for (pound)97.2 million. We will continue to monitor the trading levels of our notes and may take advantage of other such opportunities to enhance shareholder value if they present themselves.

            Reflecting the current economic environment it is prudent to ensure that our asset base remains aligned with the realities of the market. Accordingly, we have written down the book value of certain assets including parts of the network, equipment and electronics and selected IT software developments and goodwill. This action has resulted in an exceptional charge in our 2002 results of (pound)551.0 million. We also announced a further reduction in staff levels of up to 800 people and the combined provisions recorded in 2002, including the provision related to the staff reduction of 500 announced in the 2001 Annual Report, amounted to (pound)37.3 million, which we expect to utilise this year. Following completion of the infrastructure build, and alignment of resources to the harvesting of the opportunities made available by the pan-European network, significant operational efficiencies have been identified and are being implemented.

            We are a holding company for our subsidiaries and have no material business operations, sources of income or assets other than the stock of our subsidiaries. We currently conduct our operations through 38 direct and indirect wholly-owned subsidiaries. All of our obligations under our outstanding senior notes described in note 15 to our financial statements are our own, not those of our subsidiaries. Because we conduct our operations through subsidiaries, our cash flow and our ability to meet our obligations under the notes, including payment of principal, premium, if any, and interest, depends upon the cash flow of our subsidiaries and their dividends, fees, loans, and other payments to us. Our subsidiaries have no obligations to make any payments under the notes or to make funds available to us so that we can make payments.

            Some of our subsidiaries are governed by local laws regarding how much they may pay in dividends or in what situations they may pay dividends. For example, these laws may prohibit dividend payments when net assets fall below subscribed share capital, when the subsidiary lacks available profit or when the subsidiary fails to meet certain capital and reserve requirements. In addition, some of our financing arrangements also limit the situations where our subsidiaries may pay us dividends or make loans or other distributions.

            Our subsidiaries have not guaranteed our payment obligations under the notes. Thus, our right to receive the assets of any subsidiary upon its liquidation or reorganisation is subordinated to the claims of the subsidiary's creditors, except where we are a creditor of the subsidiary. If we were a creditor of a subsidiary, our right to be paid back would be subordinated to any indebtedness of the subsidiary that was either:

      o     secured by a security interest in that subsidiary's assets, or

      o     senior to that subsidiary's indebtedness to us.

            Our telecommunications services are broadly grouped into two categories, switched and non-switched, and include high bandwidth data, Internet and voice services. Internet services include a range of Internet access, transit, hosting, as well as additional ISC related services enabling content distribution and other value added services. We currently offer both non-switched and switched services in all the markets in which we operate. In future markets, we expect we will continue to introduce both switched and non-switched services to the extent that regulatory conditions permit. In addition, we offer DSL based services encompassing a range of high speed access techniques. Internet services offer corporate end users and other ISPs high quality, high speed data rates while providing users the benefits of both an ATM transatlantic backbone network as well as our local SDH access network. The following is a brief description of our services:

Switched services

            Through switching centres in each city, we offer our customers high quality local, national and international switched telecommunications services to the extent permitted by regulation in each country. In each of our markets, we offer a full range of switched services. Customers include end users directly connected to our network, telecommunications carriers and end users, which connect to our network indirectly through the network of the national PTO. Switched service revenue is based on customer minutes of use as well as destination of calls. Most customers utilise our network as one of two or more potential service providers and typically have the ability to increase or decrease their use of our services at little or no cost. We compete based on our ability to offer the best value in terms of quality and price to customers that desire reliable, high quality and cost effective services. Pricing for switched services has decreased as competition has increased, and we believe this trend will continue for the foreseeable future. Price reductions will reduce our gross margins if costs do not decrease at the same rate.

Non-switched services

            We offer a full range of non-switched services including private wire, VPN, LAN interconnection, video and Internet services. Non-switched revenue is based on monthly rates for specific services and does not generally vary with usage levels. Customer contracts generally have one or three-year terms and, upon expiration, are either renegotiated or automatically converted to month-to-month arrangements. Pricing is based on a number of factors, including bandwidth, distance and charges by the dominant local provider, usually the national PTO, for comparable services. Although we are often not the only service provider to our customers, we have been able to increase our share of a customer's non-switched services through service quality, flexibility and the ability to quickly respond to customer requests. Once service is initiated with a particular customer, we seek to expand non-switched services by increasing the number of services installed and the bandwidth of services provided. In addition, we will seek to offer non-switched customers more services including switched services as regulatory conditions permit.

            We offer a portfolio of Internet products including high bandwidth leased line Internet access utilising our IP network and world-wide peering agreements. We also provide a permanent connection for the delivery of IP traffic for customers reselling bandwidth. A co-located server housing service that provides secure rack space enabling customers to locate their own servers and telecommunications equipment in secure sites with a dedicated high-speed Ethernet connection to our Internet backbone is available. Supplementary value-added products and services, including managed access routers, firewalls and content filtering are also offered.

Segmental organisation

            We operate in a single business segment, telecommunications and in geographical areas as discussed below. Country activities and local business are managed by local management teams. These local management teams are co-ordinated through a regional and functional organisational structure.

            In 2001, we reported our segments as UK, Germany, France, South Region and North Region, which reflected our management structure at the time. In February 2002, we announced a new organisational structure consisting of three geographic regions (North, South and Central) and two pan-European businesses, European Network Services and eBusiness. During 2002, a decision was made to integrate eBusiness into each country operation. However, we do monitor eBusiness revenue separately.

            Our organisational structure is now based on geographic regions and we consider our reportable segments to be North, South and Central. Prior years have been restated on that basis. We define our geographic regions as follows:

         Region                    Countries comprising the region
         ------                    -------------------------------

         North Region              Belgium, Denmark, Ireland, The Netherlands,
                                   Sweden and the United Kingdom

         South Region              France, Italy, Portugal and Spain

         Central Region            Austria, Germany and Switzerland

Network operations

            The costs associated with the initial installation and expansion of our existing networks, including development, installation and early operating expenses, have been, and in any new markets would be expected to be, significant and result in negative cash flow. Capital expenditures on network, services and systems infrastructure totalled (pound)412.1 million in 2002 a reduction of 49%. Importantly, this reduction is as a result of the completion of the infrastructure build phase of the business plan. With this phase complete, future capital investment will not only more closely mirror revenue growth but is expected to decline in both absolute terms and as a percent of revenue growth. Capital expenditure paid for in 2002 included approximately (pound)125 million in respect of prior years infrastructure investment.

Critical Accounting Policies

            Our consolidated financial statements are prepared in accordance with U.K. GAAP, which require us to make estimates and assumptions. We believe that of our significant accounting policies, which are described in Note 1 to our consolidated financial statements incorporated herein by reference from our 2002 Annual Report, the following are important to our financial condition and results and involved a higher degree of judgment and complexity, and are therefore considered critical. In the consolidated financial statements, we also provide a reconciliation of our net loss and net equity from the reported U.K. GAAP, to U.S. GAAP.

Revenue Recognition

            Under UK GAAP,  revenue for switched  services,  which are generally billed in arrears, and for non-switch and other services, which are generally billed in advance, are recognised when services are provided. Installation revenue associated with these services is recognised in the month in which the installation takes place and in management's estimation is proportionate to the attributable direct costs. Under U.S. GAAP, in accordance with S.E.C. Staff Accounting Bulletin 101 "Revenue Recognition", installation revenue and attributable direct costs are deferred and recognised over the expected customer relationship period which is estimated based upon our historical experience of customer retention patterns. This requires us to assess the period management believes the customer is expected to maintain a service contract with us, which may exceed the contract term.

            Revenue recognised is adjusted to reflect changes in management's estimates for provisions required for possible billing or service credits.

            Under UK GAAP, revenue attributable to infrastructure sales in the form of indefeasible rights of use agreements ("IRUs") resulting from sale of inventory held for future sale is recognised at the time of delivery and acceptance by the customer. Under U.S. GAAP, these sales are treated as operating leases with the asset retained on our balance sheet and the income deferred over the length of the IRU term. The revenue recognised in 2001 is disclosed in note 2 to the consolidated financial statements incorporated herein by reference from the 2002 Annual Report. There were no infrastructure sales in 2002, hence the adjustment reflects the recognition of revenue previously deferred.

Cost of sales

            Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

            When telephony traffic is carried by other operators, we incur interconnect costs. Some interconnect costs are subject to regulation by local regulatory authorities in the countries in which we operate. A determination may give rise to amendments, most often in the form of reductions, to interconnect costs relating to prior periods.

            We review our interconnect costs on a regular basis and adjust the rate at which these costs are charged in the profit and loss account in accordance with the estimated interconnect costs for the current period. Amendments to costs relating to prior periods are made in the current period, but only when recovery or payment of these amounts is reasonably certain.

Receivables

            We perform ongoing reviews of the bad debt risk within our receivables and make provisions to reflect our views of the financial condition of our customers and their ability to pay in full for amounts owing for services provided. Such reviews, particularly in the current environment of slower economic growth in Europe and turbulence in the telecommunications sector, are difficult and the financial condition of certain customers may be worse than is perceived by management, resulting in the need for additional provisions.

Tangible fixed assets

            Under U.K. GAAP, tangible fixed assets are recorded at historical cost. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour, directly attributable to the cost of construction. Under U.S. GAAP, the interest cost incurred during the period of construction of the network infrastructure is capitalised as part of the cost of the assets.

            The annual depreciation charge is sensitive to the estimated service lives allocated to each asset type. We regularly review these asset lives and change them when it is considered necessary to reflect our current estimates of their remaining lives in light of changes in technology, the actual condition and expected utilisation of the assets concerned.

Impairment

            Under U.K. GAAP, tangible and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value.

            The impairment charge taken in 2002 was computed in accordance with our accounting policy and the requirements of FRS 11 'Impairment of Fixed Assets and Goodwill'. The carrying amounts of the relevant assets were compared to recoverable amounts represented by the present value of the cash flows expected to arise from their use, using a discount rate of 13.7%.

            Under U.S. GAAP, FAS 144 'Accounting for the impairment or disposal of long-lived assets' requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the undiscounted estimated future net cash flows associated with the asset are compared to the assets carrying amount to determine if an impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows.

            Under U.S. GAAP, FAS 142 'Goodwill and other intangible assets' requires that goodwill and intangible assets with indefinite useful lives not be amortised but should be tested for impairment annually. This impairment test has been included in the review detailed above.

            Considerable management judgment is necessary in the preparation of the forecasted cash flows. While the calculation of the discounted future cash flows projected to arise from the use of assets is based upon management's best estimates of such cash flows and the required discount rate, these estimates do contain an amount of uncertainty. Management's estimates may change over time and actual results may differ from those estimates due to the economic, technological and competitive environment in which we operate.

            Resulting from such a review, we recorded for the year ended 31 December 2002 an impairment provision of (pound)551.0 million for certain long-lived assets.

Deferred tax

            In accordance with U.K. GAAP, from time to time we must report an item of income, deduction, gain, or loss for financial accounting purposes in a financial period prior to the financial period in which we must report the same item for tax accounting purposes. When we recognise income for financial accounting purposes before we do for tax purposes, then U.K. GAAP rules state that we should accrue, as a liability, our estimate of the tax to be paid in the future, using the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse (based on the tax laws and rates in effect at the balance sheet date). Similarly, when we recognise a deduction or a loss for financial accounting purposes before we can for tax purposes, we should accrue, as an asset, our estimate of the future tax benefit we will receive where it is more likely than not that there will be suitable taxable profits in the future from which the asset can be recovered. We do not discount these estimated assets or liabilities. See Note 8 to our consolidated financial statements from our 2002 Annual Report, incorporated herein by reference, for disclosure of the amount of our deferred tax asset.

            Under U.S. GAAP rules, we account for deferred tax assets and liabilities on temporary differences between income for financial accounting and tax purposes, and we reduce the value of deferred tax assets (that is, deferred tax benefits) to the amount that we consider likely to be recovered on future tax returns.

Provisions

            Our provisions are established based on our best estimate of the amounts necessary to settle existing obligations or commitments as of the balance sheet date.

            In  2001,  we  made   provision  for  future  rents,   services  and
re-instatement costs associated with certain ISCs being closed or "mothballed" and excess leased space. Management must estimate the financial impact of sustaining contractual commitments, unutilised facilities, exiting certain activities, sublease arrangements and disposal and contractual termination costs. The estimate for the provision required is inherently judgmental and may change based upon actual experience of future void periods and costs associated with dilapidation and costs of re-instatement during the course of the void period and at the conclusion of the lease terms. At 31 December 2002, such provisions amounted to (pound)59.3 million.

            In February 2002, we announced an operational effectiveness review programme to reduce staff levels by approximately 500. On 27 September 2002, we announced a pan-European organisational restructuring following the completion of the construction of our core network infrastructure, which is expected to result in the reduction of our workforce by 800 additional employees over the following twelve months.

            Exceptional charges, amounting to (pound)37.3 million for the twelve months ended 31 December 2002, represent the provisions in respect of the cost of these programmes and are expected to be utilised during 2003.

Year Ended 31 December 2002 compared to Year Ended 31 December 2001

Turnover

           Turnover   increased   from   (pound)905.7   million   in   2001  to
(pound)1,027.2 million in 2002, an increase of 13.4%. Excluding infrastructure sales in 2001 the revenue increase was 13.9%. There were no infrastructure sales in 2002. While the slowdown in economic growth across Europe has impacted the level of demand from our customers, particularly those within the wholesale sector, we have been able to grow overall revenues by attracting new customers, introducing new services and developing the level of business with existing customers. Turnover from switched services increased from (pound)532.6 million in 2001 to (pound)623.4 million in 2002. Growth in switched revenue reflects a change in mix towards higher revenue per minute business. Switched minutes decreased from 20.2 billion in 2001 to 20.0 billion in 2002. Average switched revenue per minute increased by 18% in 2002, compared to 2001. Carrier revenues represented 34% of total switched revenue in 2002 compared with 36% in 2001. Turnover from non-switched services, increased from (pound)366.7 million in 2001 to (pound)402.1 million in 2002. Growth in non-switched and other revenue reflects continuing growth in demand for local, national and international bandwidth from both corporate and wholesale customers, partially offset by circuit cancellations from selected carriers exiting the market or rationalising their networks. Increased turnover also reflects growth in Internet related services including hosting, the introduction of new services including IP-VPN, expansion into new markets and the inclusion of the Fitec results following its acquisition in July 2001. At 31 December 2002 we had over 20 million private wire voice grade equivalents in service, an increase of 33% compared to 31
December 2001 and 2,774 racks installed, an increase of 25% compared to 31 December 2001. Non-switched turnover from retail customers represented 72% of total non-switched turnover in 2002 compared with 62% in 2001. Turnover from other activities was (pound)1.8 million in 2002 and (pound)6.3 million in 2001. Turnover from other activities in 2001 included (pound)3.8 million of infrastructure sales. There were no infrastructure sales during 2002.

North Region

            At 31 December 2002 we had 11 city-networks operational: Amsterdam, Antwerp, Birmingham, Brussels, Copenhagen, Dublin, London, Manchester, The Hague, Rotterdam and Stockholm, which was unchanged from the number of city-networks at the end of 2001. Turnover increased by 6% to (pound)331.5 million compared to 2001. Growth in turnover reflected our expanded geographic reach, expanded product range as well as our success in extending sales to existing and new customers.

            343 buildings were added during the year bringing the total at 31 December 2002 to 2,730. Switched minutes carried during the year decreased by 29.4% to 5,457 million compared to 7,733 million in 2001 as a result of a reduction in low priced switched minute business. Private wire voice grade equivalents at the end of the year totalled 8.749 million, an increase of 45.5% over the position at the end of 2001. There were 966 racks in service at the end of the year compared to 651 racks at the end of 2001 reflecting the continuing growth in demand. DSL based services were available from 106 central offices at the end of the year compared with 59 at the end of 2001, also an indication of greater demand.

            During the year we were chosen as a primary contractor to provide service to Transport for London. This is a minimum (pound)15 million transaction and the partnership will have a term of at least five years. We also won a major contract to provide high bandwidth services to the Belgian government as part of its e-government project, and NASDAQ Europe placed a major IPVPN order covering 30 sites in 6 countries.

            Among other significant new customers were Cadbury Schweppes, RTE, the Irish national television service, Oracle, Siemens and Rabobank.

            In The Netherlands we were selected by the Dutch government to be one of its four providers of web hosting activities and in Germany we won new business with the Federal Bureau of Statistics and the Humboldt University, Berlin. We were also successful in gaining a major contract for IPVPN services with SWIFT, the supplier of secure messaging services to the financial industry and we also provided an IPVPN solution for SwapsWire, creating the world's first IP-based electronic dealing network for the OTC derivatives market.

Central Region

            At 31  December  2002,  there  were  11  city-networks  operational:
Berlin, Cologne, Dusseldorf, Frankfurt, Geneva, Hamburg, Hanover, Munich, Stuttgart, Vienna and Zurich which was unchanged from the number of city-networks at the end of 2001. Turnover increased by 13% to (pound)429.8 million compared to 2001. Growth in turnover reflected our expanded geographic reach, expanded product range as well as our success in extending sales to existing and new customers.

            356 buildings were added during the year bringing the total at 31 December to 3,784. Switched minutes carried during the year, increased by 23.0% to 11,029 million compared to 8,977 million in 2001. Private wire voice grade equivalents at the end of the year totalled 8.541 million, an increase of 18.1% over the position at the end of 2001. There were 726 racks in service at the end of the year compared to 712 racks at the end of 2001. DSL based services were available from 324 central offices at the end of the year compared with 247 at the end of 2001. The growth was due to our success in increasing sales to new and existing customers, as well as introducing new products and expanding our geographic reach.

            During the year we sold network services to Universal Music, Bloomberg, and Deutsche Bank, the United Nations International Fund for Agricultural Development and Switzerland's air traffic control administration, Skyguide. A major customer success for eBusiness was a new order for hosting services worth over (euro)1 million per year from the Berlin Stock Exchange. We also secured The Federal Bureau of Statistics in Germany as a customer and were successful in obtaining a contract for the provision of a 140 site IPVPN, awarded by HVB Info, a subsidiary of Hypovereinsbank, the second largest bank in Germany.

South Region

            At 31  December  2002,  there  were  10  city-networks  operational:
Barcelona, Lisbon, Lyon, Madrid, Marseilles, Milan, Paris, Rome, Turin and Valencia, which was unchanged from the number of city-networks at the end of 2001. Turnover increased by 25% for the year to (pound)265.9 million compared to 2002. Growth in turnover reflected our expanded geographic reach, expanded product range as well as success in extending sales to existing and new customers.

            696 buildings were added during the year bringing the total at 31 December to 2,724. For reasons already stated, Switched minutes carried during the year, increased by 0.48% to 3,554 million compared to 3,538 million in 2001. Private wire voice grade equivalents at the end of the year totalled 3.133 million, an increase of 51.6% over the position at the end of 2001. There were 1,082 racks in service at the end of the year compared to 849 racks at the end of 2001. DSL based services were available from 89 central offices at the end of the year compared with 45 at the end of 2001. The growth was due to our success in increasing sales to new and existing customers, as well as introducing new products and expanding our geographic reach.

            During the year we added Group Exane and Pernod Ricard Europe as new customers and in France we signed a master agreement with La Banque Federale des Banques Populaires which offers the potential to provide IPVPN services to 2,200 branches. Among other significant new business for eBusiness was the Jean Paul Gaultier organisation. We also entered into new contracts with the local government authority of Issy les Moulineaux, Europcar, a car rental company, and McCann-Erikson, a media company. An important new customer for our range of very high bandwidth services, including SDH links from 155Mb/s to 2.5Gb/s and Ethernet links from 10 Mb/s up to 1 Gb/s, was Atos Origin, an IT services provider. The football club FC Barcelona also became a new customer with a 3 year contract to provide their hosting services, including media streaming. Banco de Portugal also became a customer, and we continued to achieve success in the government sector with an important new contract with the French Ministry of Agriculture for video streaming services.

Cost of Sales

            Cost of sales increased from (pound)941.7 million in 2001 to (pound)1,451.9 million in 2002 as a result primarily of an exceptional charge of (pound)526.3 million taken against costs associated with the workforce reduction announced in September 2002 and the impairment provision take to write down the book value of fixed assets.

            Cost of sales, before exceptional items and costs associated with infrastructure sales, increased from (pound)803.5 million in 2001 to (pound)925.6 million in 2002, an increase of (pound)122.1 million or 15.2%. Interconnection and network costs, before exceptional items and excluding costs associated with infrastructure sales, increased from (pound)640.1 million in 2001 to (pound)713.6 million in 2002. The increase was primarily attributable to higher interconnection charges resulting from higher switch revenue, increased network costs associated with the introduction of additional services on our inter-city network and the inclusion of the Fitec results following its acquisition in July 2001.

            Network depreciation increased by (pound)483.2 million from (pound)236.8 million in 2001 to (pound)720.0 million in 2002. Exceptional depreciation accounted for (pound)434.6 million of this increase. The increase in network depreciation before exceptional items, from (pound)163.4 million in 2001 to (pound)212.0 million in 2002, was attributable to the significant capital expenditure during 2001 related to the building of the network and further investment in fixed assets in 2002 to support the growth in demand for existing services and new service developments in existing markets.

            The current nature of the telecommunications market has also led us to re-evaluate the value of our assets. Accordingly, we have written down the book value of certain assets, including parts of our network, equipment and electronics and information technology software assets. In 2002, an impairment charge of (pound)508.0 million was recognised relating to the write down of certain parts of the network, equipment and electronics. Exceptional charges of (pound)18.3 million associated with the announced staff reductions was recorded in 2002. In 2001, an impairment charge of (pound)73.4 million was recognised relating to the "mothballing" of Internet Solution Centres ("ISC") and further charges of (pound)62.4 million were recorded relating to the write down of inventory held for sale and provisions against mothballed ISC rental and other obligations.

Operating Expenses

            During 2002, we repositioned our organisational structure, systems and people to reflect the current nature of the telecommunications market and the completion of our network. The organisation has been changed from one which was appropriate as we entered new geographic markets and built out our network infrastructure to one that is more suited to harvesting that infrastructure, developing our portfolio of advanced services; extending our global reach and growing profitable market share.

            As part of that process, we reviewed our cost structure and identified a number of areas where efficiency could be improved. From our peak staffing levels of approximately 5,700 people, including 355 temporary and contract workers, we reduced our staffing level such that at the end of 2002 we had 4,855 employees, including 171 temporary and contract workers. We expect to further reduce our staffing level to approximately 4,300 during 2003. Overall, the full year savings which we anticipate to realise during 2004 as a result of our review of our cost structure is approximately (pound)60 million.

            Operating expenses increased from (pound)323.9 million in 2001 to (pound)353.9 million in 2002, primarily resulting from an exceptional charge of (pound)61.9 million incurred in connection with our employee reduction programme and a further write down of the book value of fixed assets. Operating expenses, before exceptional items, increased from (pound)284.1 million in 2001 to (pound)292.0 million in 2002, an increase of (pound)7.9 million or 3%.

            Selling, general and administrative expenses (SG&A) decreased from (pound)265.0 million in 2001 to (pound)261.1 million in 2002. SG&A before exceptional items, increased from (pound)237.1 million in 2001 to (pound)242.1 million in 2002, but decreased as a proportion of turnover excluding infrastructure sales from 26.3% in 2001 to 23.6% in 2002.

            Other depreciation and amortisation, increased from (pound)59.0 million in 2001 to (pound)92.9 million in 2002. In 2002, an impairment charge of (pound)43.0 million was recognised compared with (pound)12.0 million in 2001. Other depreciation and amortisation, before exceptional items, increased from (pound)47.0 million in 2001 to (pound)49.9 million in 2002.

            In 2002, an impairment charge of (pound)43.0 million was recognised relating to the write down in net book value of leasehold improvements in excess leased space, selected IT software developments and goodwill. Exceptional charges of (pound)18.9 million associated with the announced staff reductions were also recorded in 2002. In 2001 an impairment charge of (pound)12.0 million was recorded relating to the write down in net book value of leasehold improvements in excess leased space and a further charge of (pound)27.9 million was recognised relating to provisions against future rents in the excess leased space.

Interest receivable, interest payable and similar charges

            Interest receivable decreased from (pound)60.7 million in 2001 to (pound)38.1 million in 2002 due to decreased average balances of cash and investments in liquid resources and lower rates of return.

            Interest payable and similar charges were (pound)112.0 million in 2001 compared with (pound)96.3 million in 2002. The decrease was due primarily to reduced debt levels reflecting the purchase of (pound)198.9 million of our outstanding notes during 2002. In 2001, (pound)143.5 million of debt was purchased.

            Interest payable and similar charges in 2002 included: (pound)36.1 million of interest and accretion on convertible debt; (pound)57.5 million of interest and accretion on non-convertible debt and (pound)2.7 million of interest, bank commitment fees and unwinding of discounts on provisions.

Amounts written off investment in own shares

            In 2002 we recognised a charge of (pound)0.4 million relating to the revaluation of shares held in a trust for certain compensations plans compared to a charge in 2001 of (pound)2.8 million.

Gain on purchase of debt

            We recorded a gain of (pound)101.7 million during 2002 as a result of the purchase of a number of our notes by COLT Telecom Finance Limited, compared to a gain in 2001 of (pound)58.8 million.

Exchange gain (loss)

            In 2002, we had exchange gains of (pound)12.4 million, compared with losses of (pound)5.2 million in 2001. These gains and losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. In 2002, an exceptional exchange gain of (pound)4.8 million was recognised on the cancellation of financial hedge instruments after cancellation of a bank facility whose terms required hedging of foreign currency risk.

Loss for period

            For the twelve months ended 31 December 2001 and 31 December 2002, we generated losses on ordinary activities of (pound)360.4 million and (pound)718.3 million, respectively, and therefore did not incur a tax obligation. The increase of (pound)357.9 million in the level of losses was accounted for by the increase in exceptional items from (pound)119.7 million in 2001 to (pound)482.2 million in 2002.

            Losses on ordinary activities in the North, Central and South regions for the twelve months ended 31 December 2002 were (pound)296.6 million, (pound)146.4 million and (pound)242.2 million, respectively, compared to losses of (pound)131.3 million, (pound)201.9 million and (pound)82.6 million, respectively, for the twelve months ended 31 December 2001. The underlying business performance improved across all regions during 2002, however, all regions incurred exceptional charges during the period. As discussed below, the magnitude of those exceptional charges resulted in increased losses in the North and South regions as compared to 2001.

            The level of exceptional charges incurred within each region for the twelve months ended 31 December 2002 was (pound)258.0 million, (pound)123.6 million and (pound)175.3 million for the North, Central and South regions, respectively, compared to (pound)61.0 million, (pound)108.1 million and (pound)2.8 million, respectively, for the twelve months ended 31 December 2001. The Central region had a margin on infrastructure sales in 2001 of (pound)1.4 million and there were no infrastructure sales in 2002. Write downs of the book value of certain of our assets, including parts of our network, equipment and electronics, selected information technology software assets and goodwill, together with costs relating to our workforce reduction, accounted for the increase in exceptional charges.

            Losses before exceptional charges and excluding the margin on infrastructure sales for the twelve months ended 31 December 2002 were (pound)38.6 million, (pound)22.8 million and (pound)66.9 million for the North, Central and South regions, respectively, compared to (pound)70.3 million, (pound)95.2 million and (pound)79.8 million, respectively, for the twelve months ended 31 December 2001. Improved financial performance in the regions accounted for the decreased loss before exceptional charges.

Year Ended 31 December 2001 compared to Year Ended 31 December 2000

Turnover

            Turnover, excluding infrastructure sales, increased from (pound)640.8 million in 2000 to (pound)901.9 million in 2001, an increase of (pound)261.1 million or 41%. Turnover including infrastructure sales in 2000 and 2001 was (pound)687.0 million and (pound)905.7 million, respectively. In 2001, 72% of turnover excluding infrastructure sales, was generated outside the U.K. compared with 65% during 2000. Increased turnover was driven by continued demand for our services from existing and new customers, new service introductions and the expansion of our addressable market. However, the rate of growth has been affected by the slowdown in economic growth across Europe generally and reduced demand in the wholesale bandwidth market.

            Turnover from switched services increased from (pound)405.3 million in 2000 to (pound)532.6 million in 2001. Growth in switched revenue reflected an increase in the number of markets in which we provided switched services and growth in switched minutes from 15.8 billion in 2000 to 20.2 billion in 2001. Average switched revenue per minute increased by 2% in 2001, compared to 2000 primarily as a result of changes in product mix somewhat offset by price declines. Carrier revenues represented 36% of total switched revenue in 2001 compared with 37% in 2000. Turnover from non-switched and other services, excluding infrastructure sales, increased from (pound)235.5 million in 2000 to (pound)369.2 million in 2001. Growth in non-switched and other revenue reflects continuing growth in demand for local, national and international bandwidth from both corporate and wholesale customers, partially offset by circuit cancellations from selected carriers exiting the market or rationalising their networks. Increased turnover also reflects growth in Internet related services including hosting, the introduction of new services including IP-VPN, expansion into new markets and the inclusion of the Fitec results following its acquisition in July 2001. At 31 December 2001 we had over 15 million private wire voice grade equivalents in service, an increase of 80% compared to 31
December 2000 and 2,212 racks installed, an increase of 95% compared to 31 December 2000. Turnover from non-switched and other services, excluding infrastructure sales, represented 41% of total turnover in 2001 compared with 37% in 2000. Including infrastructure sales, turnover from non-switched and other services increased from (pound)281.7 million in 2000 to (pound)373.0 million in 2001.

North Region

            At 31 December 2001, we had 11 city-networks operational: Amsterdam, Antwerp, Birmingham, Brussels, Copenhagen, Dublin, London, Manchester, The Hague, Rotterdam and Stockholm, compared to 8 city-networks at the end of 2000. Turnover increased by 19% to (pound)312.9 million compared to 2000. Growth in turnover reflected our expanded geographic reach, expanded product range as well as our success in extending sales to existing and new customers.

            438 buildings were added during the year, bringing the total at 31 December 2001 to 2,387. Switched minutes carried during the year increased by 9% to 7,733 million compared to 7,088 million in 2000. Private wire voice grade equivalents at the end of the year totalled 6.0 million, an increase of 87% over the position at the end of 2000. Local network route kilometres increased to 1,359 and there were 651 racks in service at the end of the year compared to 871 route kilometres and 407 racks at the end of 2000. DSL based services were available from 59 central offices at the end of the year compared with 12 at the end of 2000.

            The regional customer base continued to grow, as did business with existing customers. ABN AMRO, Bull, the Antwerp Port Authority and DAT, an airline company were new customers of a range of voice, high bandwidth and intelligent network services in Belgium. In The Netherlands we expanded the services provided to McDonalds, a fast food chain. New customers included Van Doome, a law firm which is now using our IP-VPN, managed router, firewall and voice services and Optiver, a derivatives trader. One of our first customers in Copenhagen was NetDoktor, a medical services portal, for whom we are providing a range of hosting and Internet solution services.

Central Region

            At 31 December 2001 there were 11 city-networks operational: Berlin, Cologne, Dusseldorf, Frankfurt, Geneva, Hamburg, Hanover, Munich, Stuttgart, Vienna and Zurich, compared to 11 city-networks at the end of 2000. Turnover increased by 25% to (pound)380.3 million compared to 2000. Growth in turnover reflected our expanded geographic reach, expanded product range as well as our success in extending sales to existing and new customers. Turnover included infrastructure sales in 2001 of (pound)3.8 million which had associated cost of sales of (pound)2.4 million compared with infrastructure sales of (pound)46.2 million which had associated cost of sales of (pound)27.2 million in 2000. These infrastructure sales took the form of 20-year indefeasible rights-of-use over parts of our network in Germany. These transactions are characterised as outright sales under U.K. GAAP, whereas under U.S. GAAP, these sales are treated as 20-year operating leases.

            783 buildings were added during the year bringing the total at 31 December 2001 to 3,428. Switched minutes carried during the year, increased by 55% to 8,977million compared to 5,788 million in 2000. Private wire voice grade equivalents at the end of the year totalled 7.2 million, an increase of 70% over the position at the end of 2000. Local network route kilometres increased to 1,778 and there were 712 racks in service at the end of the year compared to 1,375 route kilometres and 324 racks at the end of 2000. DSL based services were available from 247 central offices at the end of the year compared with 79 at the end of 2000.

            In Austria, new customers for high bandwidth services included the Technical University of Vienna and among new Internet access and hosting customers was ex-it, a provider of on-line financial solutions. Significant new customers in Germany included the Bundesbank, the Federal Bureau for Foreign Affairs, Berlin Police Headquarters, the City of Hamburg and the University of Munich. In Switzerland we signed a major contract to provide Crossair's data services. We gained significant new business with Geneva Airport and Citibank.

South Region

            At 31  December  2001,  there  were  10  city-networks  operational:
Barcelona, Lisbon, Lyon, Madrid, Marseilles, Milan, Paris, Rome, Turin and Valencia, compared to 8 city-networks at the end of 2000. Turnover for the year increased by 77.0% to (pound)212.4 million compared to 2000. Growth in turnover reflected our expanded geographic reach, expanded product range as well as its success in extending sales to existing and new customers.

            817 buildings were added during 2001 bringing the total at 31 December to 2,028. Switched minutes carried during the year increased by 23% to 3,537 million, compared to 2,882 million in 2000. Private wire voice grade equivalents at the end of the year totalled 2.1 million, an increase of 127% over the position at the end of 2000. Local network route kilometres increased to 1,320 and there were 850 racks in service at the end of the year compared to 819 route kilometres and 407 racks at the end of 2000. DSL based services were available from 45 central offices at the end of the year compared with 20 at the end of 2000.

            In France, significant new customers for hosting services included Canon Communication & Image, a camera manufacturer. TF1, a television channel, extended its business with us by outsourcing the hosting of its staracademy.fr web site. Other new customers included Marseilles Airport and CEGEDIM Group, a leader in the provision of technologies and services dealing with medical information. IP-VPN demand was strong with 60 new customers signed for 175 sites in the fourth quarter. In Italy new customers included Europcar, a car rental company, Pininafaria, a car design and styling specialist, and ICE, a state institute for foreign trade.

Cost of Sales

            Cost of sales increased from (pound)566.9 million in 2000 to (pound)941.7 million in 2001 as a result primarily of an exceptional charge of (pound)135.8 million. In 2001, an impairment charge of (pound)73.4 million was recognised relating to the closing or `mothballing' of Internet Solution Centre capacity and writing down certain equipment and electronics. Additional charges of (pound)28.8 million and (pound)33.6 million were also recognised relating to the write down of ducts on the German section of our inter-city network allocated for sale to other carriers and provisions against future rents, services and reinstatement costs in the Internet Solution Centres, respectively.

            Cost of sales, before exceptional items and excluding costs associated with infrastructure sales, increased from (pound)539.7 million in 2000 to (pound)803.5 million in 2001, an increase of (pound)263.8 million or 49%. Interconnection and network costs, before exceptional items and excluding costs associated with infrastructure sales, increased from (pound)451.0 million in 2000 to (pound)640.1 million in 2001. The increase was primarily attributable to interconnection payments associated with the 28% increase in switched minutes in the year, as well as additional network operating costs related to growth achieved in the 27 city-networks and 10 ISCs in service at 31 December 2000 and the new networks and ISCs brought into service during 2001. In addition, operating costs attributable to the expansion of our inter-city network contributed to the increases in interconnection and network costs.

            Network depreciation increased from (pound)88.7 million in 2000 to (pound)236.8 million in 2001. The increase of (pound)148.1 million included an exceptional charge of (pound)73.4 million. Network depreciation, before exceptional items, increased from (pound)88.7 million in 2000 to (pound)163.4 million in 2001. This increase was attributable to further investment in fixed assets to support the growth in demand for services, new service developments in existing markets, including hosting services, expansion of the inter-city network and entry into new markets.

            In 2001, following a review of the future discounted cash flows from the ISCs and based on current and expected market conditions, an impairment charge of (pound)73.4 million was recognised relating to the closing or `mothballing' of ISC capacity and the writing down of certain equipment and electronics. Associated with the decision to mothball ISCs, provisions of (pound)33.6 million were made for future rents, services and re-instatement costs. In addition, given the depressed market for telecommunications infrastructure assets, a charge of (pound)28.8 million was also recognised relating to the write down of ducts on the German section of our inter-city network allocated for sale to other carriers ("Inventory held for future sale" on the Balance Sheet).

Operating Expenses

            Operating expenses increased from (pound)205.0 million in 2000 to (pound)323.9 million in 2001. In 2001, following a comparison of net book value with fair value, based on expected discounted future cash flows, an impairment charge of (pound)12.0 million was recognised relating to leasehold improvements in excess leased space and selected IT software developments. An additional charge of (pound)27.9 million was also recognised relating to provisions against future rents, services and reinstatement costs in the excess leased space.

            Operating  expenses,   before  exceptional  items,   increased  from
(pound)205.0 million in 2000 to (pound)284.1 million in 2001, an increase of (pound)79.1 million or 39%.

            SG&A expenses increased from (pound)181.7 million in 2000 to (pound)265.0 million in 2001, and decreased as a proportion of turnover from 26.4% in 2000 to 26.3% in 2001. SG&A expenses before exceptional items increased from 181.7 million in 2000 to 237.1 million in 2001 and as a proportion of turnover before infrastructure sales decreased from 28.4% in 2000 to 26.3% in 2001. The increase in the pre-exceptional cost level was primarily due to increased personnel, office space, marketing and information technology expenses associated with the expansion of our customer base, new services development and expansion into new markets.

            Other depreciation and amortisation, before exceptional items, increased from (pound)23.3 million in 2000 to (pound)47.0 million in 2001. The increase was due mainly to depreciation on increased investment in information technology, customer service and support systems and office equipment in existing and new markets.

Interest receivable, interest payable and similar charges

            Interest receivable decreased from (pound)80.5 million in 2000 to (pound)60.7 million in 2001 due to decreased average balances of cash and investments in liquid resources and lower rates of return.

            Interest payable and similar charges were (pound)104.8 million in 2000 compared with (pound)112.0 million in 2001. The increase was due primarily to increased average debt levels reflecting the issuance of senior notes in April 2000 partially offset by the purchase and cancellation of approximately (pound)143 million of our outstanding notes during the third quarter of 2001.

            Interest payable and similar charges in 2001 included: (pound)43.3 million of interest and accretion on convertible debt; (pound)67.7 million of interest and accretion on non-convertible debt and (pound)1.0 million of interest and bank commitment fees.

Amounts written off investment in own shares

            In 2001, we recognised a charge of (pound)2.8 million relating to the revaluation of shares held in a trust for certain compensations plans.

Gain on purchase of debt

            We recorded a gain of (pound)58.8 million as a result of the purchase of a number of our notes by COLT Telecom Finance Limited during the third quarter of 2001. These notes have been cancelled.

Exchange gain (loss)

            In 2001, we had exchange losses of (pound)5.2 million, compared with losses of (pound)7.7 million in 2000. These losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Loss for Period

            For the twelve months ended 31 December 2000 and 31 December 2001, we generated losses on ordinary activities of (pound)116.9 million and (pound)360.4 million, respectively, and therefore did not incur a tax obligation. Losses before exceptional items and excluding the margin on infrastructure sales were (pound)135.9 million in 2000 and (pound)242.1 million in 2001.

            Losses on ordinary activities for the twelve months ended 31 December 2001 in the North, Central and South regions were (pound)131.3 million, (pound)201.9 million and (pound)82.6 million, respectively, compared to losses of (pound)69.4 million, (pound)52.0 million and (pound)49.8 million respectively, for the twelve months ended 31 December 2000. The increase in the losses are accounted for by the exceptional charges incurred in the twelve months ended 31 December 2001, lower infrastructure sales in 2001 and the increase in the volume of activities in the development of the business.

            The level of exceptional charges was (pound)61.0 million, (pound)108.1 million and (pound)2.8 million for the North, Central and South regions, respectively. The Central region also had a margin on infrastructure sales of (pound)1.4 million in 2001 and (pound)19.0 million in 2000. There were no exceptional charges incurred in the twelve months ended 31 December 2000. In 2001, the Company recognised an aggregate exceptional charge of (pound)175.6 million. This charge reflects a provision of (pound)85.3 million for the write down of the book value of certain assets, including Internet Solution Centres capacity, equipment and electronics, selected IT software developments and leasehold improvements in excess leased space, a charge of (pound)28.8 million, reflecting the write down of inventory held for future sale, and a charge of (pound)61.5 million, reflecting reserves against future rents, services and reinstatement costs in the Internet Solution Centres and excess leased space.

            Losses before exceptional charges and margins on infrastructure sales for the twelve months ended 31 December 2001 were (pound)70.3 million, (pound)95.2 million and (pound)79.8 million for the North, Central and South regions, respectively, compared to losses of (pound)69.4 million, (pound)71.0 million and (pound)49.8 million, respectively, for the twelve months ended 31 December 2000. The increase in losses reflects the increase in the volume of activities in the development of the business in each of the regions.

New Accounting Standards

            A number of new US accounting standards were issued during 2001 and 2002 that will have a potential effect on our consolidated financial statements. The detail and the potential effect of our adoption of those accounting standards are discussed in Section f of note 25 of our 2002 Annual Report entitled "Other disclosures."

Transactions with affiliates

            In December 1996, we entered into a Relationship Agreement with FMR Corp., COLT Inc., Fidelity Investors Limited Partnership, FIL Bank and Trust Company Limited and Fidelity International Limited (the "Contracting Parties"). In general, the Relationship Agreement will continue in effect while the

Contracting Parties or their affiliates hold at least 30% of our share capital. The Relationship Agreement contains certain undertakings by the Contracting Parties, including undertakings relating to voting for directors, non-competition, arms length dealings and acquisition of additional Ordinary Shares.

            Both Fidelity Capital Associates Inc. ("FCA") (a wholly owned subsidiary of FMR Corp.) and COLT have entered into separate 10 year agreements with each other to provide to the other certain consultancy services. The consultancy services we have agreed to provide to FCA include, regulatory and economic advice, assistance in applying for licences and advice on FCA network construction (outside Europe). We are entitled to fees for services rendered at prevailing market rates for such services which will only be provided if not detrimental to the business or operations of the Company, as determined by our independent directors. FCA's consultancy services to us include on an as and when needed basis, assistance in establishing and maintaining the Company's relationships with banks and other financial institutions, providing tax planning advice and financial and strategic planning. FCA is entitled to fees at the then prevailing market rates for such services. Both of the above agreements are terminable for material breach. No services were provided by us or to us in 2002.

            The U.K. pension scheme is administered by Fidelity Pensions Management, a subsidiary of Fidelity Investments Management Limited, a wholly owned subsidiary of Fidelity International Limited. The fees for the above services for the year ended 31 December 2002 were approximately (pound)170,000 (2001:(pound) 88,000 2000: (pound)83,000 ).

            Pursuant to a contract with us, certain FMR Corp. ("FMR") employees provide consulting and other services to us at agreed rates. The fees for these services for the year ended 31 December 2002 were approximately (pound)1,377,000 (2001: (pound)110,000, 2000: (pound)295,000) for FMR employees and
(pound)300,000 for Fidelity International Limited employees. FMR also provided additional compensation and benefits to these employees related to services to the Company. For the year ended 31 December 2002 these totalled (pound)Nil (2001:(pound)58,000, 2000:(pound)658,000).

     B.     Liquidity and Capital Resources

            The costs associated with the initial installation and expansion of our networks, and services, including development, installation and initial operating expenses, have resulted in negative cash flows. Capital expenditure was reduced in 2002 and is expected to reduce further in 2003. Negative cash flows are expected to continue in each of our markets until an adequate customer base and related revenue stream have been established. In 2002, net cash inflows from operations were (pound)139.3 million, compared with net cash inflows for the equivalent period in 2001 of (pound)39.7 million. Changes to cash flows from operations include the effect of the timing of stage billings and payments with the telecommunications operators associated with the construction of our inter-city network. Net cash outflows from returns on investments, servicing of finances, capital expenditure, and from financial investment and acquisitions and disposals decreased from (pound)780.8 million in 2001 to (pound)439.3 million in 2002. The decrease in net cash outflows was primarily as a result of reduced purchases of tangible fixed assets, which decreased from (pound)804.3 million in 2001 to (pound)412.1 million in 2002. We also took advantage of the volatile financial markets in 2002 to purchase (pound)198.9 million of our notes for (pound)97.2 million during the year compared with the purchase of
(pound)143.5 million of our notes for (pound)84.7 million in 2001. We will continue to monitor the trading levels of our notes and may take advantage of
other  such   opportunities  to  enhance   shareholder  value  if  they  present
themselves.

            In 2001, proceeds of (pound)498.9 million were raised from our placement of Ordinary Shares. Balances of cash and investments in liquid resources at 31 December 2002 totalled (pound)934.9 million compared with (pound)1,304.5 million at 31 December 2001.

           A portion of direct labour and other compensation related costs attributable to the development, installation and expansion of our networks is capitalised and depreciated in network depreciation cost of sales. In addition to capital expenditures, we incurred direct operating costs upon commencement of the installation phase of a network for such items as salaries and office rent. These expenditures and costs are incurred in advance of receiving any revenue. The exact amounts and timing of these expenditures and costs are subject to a variety of factors, which may vary significantly by geographic market. As network usage rises, we incur increased sales and marketing expenses (including sales commissions), administrative costs and local taxes. Right-of-way costs are also incurred in order to construct our network or connect buildings. Although our revenues have increased substantially, our expenses associated with the expansion and development of our local telecommunications networks have also increased. The most significant portion of cost of sales is the cost of interconnecting to other carriers. The cost of interconnecting is determined on an operator by operator basis. Our operating losses increased with the continued expansion of our networks and a high level of fixed costs and capital investment was required to build the network and add customers. However, after a customer base is established, incremental revenues are added with minimal additional expense, providing significant contributions to operating results.

            As we have now completed the build phase of our business plan, we believe that we are well positioned with the assets, products, services, people and financial resources to achieve the scale required to achieve the profitability necessary in an infrastructure based business such as ours.

            We operate a centralised treasury function, the prime objective of which is to manage both our working capital and capital expenditure requirements. In addition to liquidity risks, the principal financial risks to which we are exposed arise from volatility in foreign currency exchange rates and interest rates. Our Board regularly reviews these risks and approves associated risk management policies, including treasury strategy.

            Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate. Exchange differences arising from the retranslation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between profit and loss accounts translated at average rates and rates ruling at the period end are taken directly to reserves.

            Translation differences on intra-group currency loans and foreign currency borrowings to the extent that they are used to finance or hedge group equity investments in foreign enterprises are taken directly to reserves together with the exchange differences on the carrying value of the related investments.

            Forward exchange contracts are deemed hedges only where they relate to actual foreign currency assets and liabilities or commitments which have been identified and where they involve the same, or similar, currency as the hedged transaction and reduce the risk to our operations arising from foreign currency exchange movements. Gains and losses on forward exchange contracts deemed as hedges are deferred and included in the value of the related foreign currency transaction. We do not use any other derivative instruments.

            All other exchange differences are taken to the profit and loss account.

            We believe that current assets, together with internally generated funds, will provide sufficient funds for us to expand our business as planned and to fund our operating losses. There can be no guarantee that we will not require significant additional funds. Sources of financing may include equity and debt financings and other financing arrangements such as vendor financing. There can be no assurance that additional financing arrangements will be available, or if available, that they can be concluded on terms acceptable to us. Failure to obtain any such financing would result in delay or abandonment of some or all of our development and expansion plans which could have a material adverse effect on our ability to service our debt.

Bond buy back

            During the twelve months ended 31 December 2002 we made purchases in aggregate of (pound)198.9 million (2001: (pound)143.5 million) of our outstanding convertible and non-convertible notes for cash consideration of (pound)97.2 million (2001: (pound)84.7 million). Exceptional gains arising from the purchases were (pound)101.7 million (2001: (pound)58.8 million). We were able to take advantage of the volatile financial markets in 2002 to purchase some of our notes at favourable rates, and we will continue to monitor the trading levels of our notes and may take advantage of other such opportunities to enhance shareholder value if they present themselves.

            See note 15 to our financial statements for a summary of the terms of our debt obligations.

Creditors - Amounts falling due after more than one year.


                                                                          At 31 December
                                                      ------------------------------------------------------
                                                             2001                  2002                 2001
                                                      (pound)'000           (pound)'000                $'000

Repayable between two and three years
   Senior convertible notes                                   --                98,283               158,186
Repayable between three and four years
   Senior convertible notes                               91,867               321,057               516,742
   Senior discount notes                                      --               142,408               229,206
Repayable between four and five years
   Senior convertible notes                              337,403               220,489               354,877
   Senior discount notes                                 201,936                    --                    --
   Senior notes                                               --                79,861               128,536
Repayable in more than five years
   Senior convertible notes                              228,147                    --                    --
   Senior notes                                          458,672               331,801               534,034
                                                       ---------             ---------             ---------
                                                       1,318,025             1,193,899             1,921,581
                                                       ---------             ---------             ---------

Contractual obligations

            The following table summarises the Company's long-term commitments as at 31 December 2002, including commitments pursuant to debt agreements, lease obligations and other long terms contracts.


                                                                                     Payment due by period
                                                (000)       Total            Less than         1-3             4-5       More than 5
                                                                              1 year          years           years         Years
                                                          --------------------------------------------------------------------------
Long-term debt                                             1,193,899              --         561,748         300,350         331,801
Capital lease obligations                                      2,553             482             814             279             978
Operating leases                                             331,085          71,155          86,261          46,956         126,713
                                                          --------------------------------------------------------------------------
Total Contractual Cash                                     1,527,537          71,637         648,823         347,585         459,492
Obligations                                               --------------------------------------------------------------------------


The Company had a Bank
Facility of up to  (pound)75,000,000
which it cancelled in June 2002
No amounts had been drawn under the
facility


Other commercial commitments
Guarantees provided by banks                                      --              --              --              --              --
Standby repurchase obligations                                    --              --              --              --              --
Other commercial commitments                                  47,832          47,832              --              --              --
                                                          --------------------------------------------------------------------------
                                                              47,832          47,832              --              --              --
                                                          --------------------------------------------------------------------------

     C.     Research and Development, Patents and Licences, etc.

            We do not engage in significant research and development activities.

     D.     Trend information

Telecommunications Market

            Whilst we have continued to grow and increase our margins, the economy has continued to slow and the growth in telecommunications demand has remained sluggish, negatively affecting our own growth rate. Throughout Europe, as the economic conditions have continued to deteriorate, we have seen more of our customers, suppliers and competitors withdraw from the market or consolidate activities. We have experienced the continued loss of high margin bandwidth revenue from carriers exiting the market or rationalising their networks as a result of continued economic pressure. These factors made 2002 a difficult year and there are no signs that the market will improve in 2003. We have taken steps in the light of these trends to ensure that our asset base remains aligned with the realities of the market by recognising an impairment charge of (pound)551m this year.

            We do not underestimate the challenges facing us in 2003. However, we have benefited and expect further to benefit from the growth in bandwidth intensive applications and the trend to outsourcing of customer networks and operating environments. Prices in the telecommunications services industry have been declining and are expected to continue to decline. We believe that such declines have been beneficial insofar as they have assisted in the stimulation of demand. Unit costs of the technology we use to provide and support our services have also been declining and are expected to continue to do so. For further discussion of significant recent trends in our financial condition and results of operations, please see Item 5.A "Operating and Financial Review and Prospects--Operating Results" and 5.B "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

Foreign Currency Exchange Rates

            We trade in the local currencies of the countries in which we operate, which are predominantly Euros. Although fluctuations in foreign exchange rates do not affect our ability to trade in those countries, such fluctuations do affect our results.

            In 2002, we had exchange gains of (pound)17.2 million. In 1999, 2000 and 2001, we had exchange losses of (pound)2.5 million, (pound)7.7 million, and (pound)5.2 million, respectively. These gains and losses were due primarily to movements in the British pound relative to the U.S. dollar on cash, investments in liquid resources and debt balances denominated in U.S. dollars.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.     Directors and Senior Management

            Barry R. J. Bateman (57) is Vice Chairman of Fidelity International Limited, having served as President of Fidelity International Limited from 1991 until 2001. Mr. Bateman joined Fidelity in 1981, initially as Marketing Director. From 1989 to 1991, he was Managing Director of Fidelity Investment Management Ltd. and from 1986 to 1989 he served as Managing Director of Fidelity Investment Services Ltd. Prior to joining Fidelity, Mr. Bateman was Marketing Director at Datastream from 1975 until 1981 and prior to this served as Research Director at Hoare Govett Ltd. from 1972 until 1975. Mr. Bateman served as
Chairman of AUTIF from 1991 until 1993 and is currently a Director of the Investment Management Association. He was appointed to the Board of Directors of COLT on 27 September 1996 becoming the non-executive Chairman on 1 January 2003.

            Steven P. Akin (57) was appointed President and Chief Executive Officer of COLT on 25 July 2002. He served as President of Fidelity Capital, the emerging business development arm of Fidelity Investments, between January 1999 and July 2002 and as a member of Fidelity 's Operating Committee. From 1997 to 1999, he was President of Fidelity Investments Systems Company in which position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development. Prior to joining Fidelity in 1992, as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer
Services Group. He also served as Senior Vice President of National Customer Operations of Sprint. In 1987, Mr. Akin was Chief Operations Officer at United Telephone Company Midwest Group. Previously, Mr. Akin served as Chief Operations Officer at United Telephone of Indiana. He was appointed to the Board of Directors of COLT on 23 July 2002.

            Paul W. Chisholm (54) served as our President from 1995 and our Chief Executive Officer from 1996, until January 2001 when he resigned from his executive position. He was appointed to our Board of Directors on 22 September 1996. He served as the first Managing Director of COLT Telecommunications from its inception in 1992 until 1995. From 1988 until 1992, he was the first Vice President and General Manager of Teleport Communications Boston, Inc., one of the first competitive access providers in the U.S. From 1985 until 1988, Mr. Chisholm was the Vice President-Telecommunications of Shawmut Bank in Boston. From 1974 until 1985, he was employed in various management positions at New England Telephone & Telegraph Co. and AT&T Corp. He served as the first Chairman of the Other Licensed Operators Group, a regulatory reform group in the United Kingdom from 1993 to 1995. Mr. Chisholm is also a non-executive director of Sycamore Networks Inc. and Netifice Communications Inc.

            James. C. Curvey (67) is a Director and Vice Chairman of FMR Corp. He was appointed to our Board of Directors on 27 September 1996 and served as non-executive Chairman between May 1999 and December 2002. Mr. Curvey joined Fidelity Investments in June 1982, as Vice President, Human Resources, became Senior Vice President for Administration in January 1983 and President of Fidelity Capital in December 1986. He served as Chief Operating Officer of FMR from May 1997 until September 1998 and as President and Chief Operating Officer of FMR Corp. from September 1998 until July 2000. Prior to joining Fidelity Investments, Mr. Curvey was Vice President, Human Resources for Chase Manhattan Corp. in New York. Before joining Chase Manhattan Corp. in 1976, Mr. Curvey served for six years as Director of Personnel for the Department of Housing and Urban Development in Washington, D.C. Mr. Curvey is a Director of Geerlings & Wade, a wine distribution company.

            Timothy T. Hilton (50) is President of Fidelity Broadband Group. He joined Fidelity in 1996 as Senior Vice President of Fidelity Capital, became a Managing Director and served as President of Fidelity Capital from June 1997 until July 1999 and served as President of Fidelity Ventures from January 1999 until April 2000. Prior to joining Fidelity Mr. Hilton was a senior partner and member of the management and executive committees of the Boston based corporate law firm of Sullivan & Worcester LLP. He was appointed to our Board of Directors on 26 May 1999.

            H.F. van den Hoven (79) served as Chairman of the Supervisory Board of ABN AMRO Bank from 1984 to 1994 and as Chairman of Unilever N.V. from 1976 to 1984. He was appointed to our Board of Directors on 27 September 1996. He is a member of the supervisory board of Hunter Douglas and is a director for a number of funds in the Fidelity Group of International Funds.

            Robert Hawley (66) was Chief Executive of British Energy plc until 1997 and until 1995 he was Chief Executive of Nuclear Electric plc. He is a non-executive director of RockTron plc, Rutland Trust plc and Creative Value Networks(CNV) Ltd. Dr. Hawley is advisor to HSBC Investment Bank plc and is registered with the Securities and Futures Authority. He was the Chairman of Taylor Woodrow plc until the middle of May of 2003, and was Chairman of the Engineering Council and the Particle Physics and Astronomy Research Council and the CBI/UK Korea Economic Co-operation Council. He was appointed to our Board of Directors on 21 August 1998.

            Vincenzo Damiani (63) was, until August 2002, Corporate Vice President, EDS Corporation and a member of the EDS Executive Board for Europe, Middle East and Africa with specific responsibility for the Mediterranean Region and Chairman of the Board of EDS Italy. Before joining EDS in 1997, Mr.Damiani spent 29 years at IBM where he held several management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. Mr. Damiani was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 Mr. Damiani was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is a non-executive Director of Banca di Roma, and is a member of its Executive Committee. Mr. Damiani is also a non executive director of Augeo Holding BV. He was appointed to the Board of Directors of COLT on 23 July 2002.

            Mark A. Jenkins (45) was appointed as our Director of Legal Services and Company Secretary in May 1998 and to our Board of Directors on 23 May 2002. Prior to joining us he was Group Company Secretary and Head of Legal of Peek plc. From 1987 until 1992 he was Company Secretary of SKF (UK) Limited, the U.K. operations of AB SKF, a Swedish multinational rolling bearing manufacturer, and between 1985 and 1987 he was Group Company Secretary's Assistant at M.K. Electric Group plc. From 1981 until 1985, he practised at the Bar.

            Hans Eggerstedt (64) is a former Finance Director of Unilever, having retired from that position in 1999. Prior to being appointed Finance Director he held a range of management positions with Unilever and is currently a member of the Supervisory Board of Unilever Deutschland. He is also a member of the Advisory Council of the ING Group, a member of the Supervisory Board of Rodamco Europe and has non-executive directorships with Jeronimo Martins and bolero.net. He was appointed to the Board of Directors of COLT on 2 June 2003.

            Lakh Jemmett (43) joined us as Regional Director in 1997. Between 1989 and his joining us he worked for Sprint International and subsequently GlobalOne in various capacities including that of Chief Executive Officer and Operations and Engineering Director of GlobalOne UK. From 1982 until 1989, he worked in a number of marketing and technical positions for both BT and Commercial Cable Telecom.

            Andrew J. K. Steward (45) was our Acting Chief Financial Officer between June 2002 and up to and including 31 December 2002, whereupon a permanent Chief Financial Officer took over the role with effect from 1 January 2003. Mr. Steward joined us on assignment from Fidelity International Limited (one of our major shareholders) where he was, and remains Chief Financial Officer, returning there, once his assignment with us concluded in December 2002. The purpose of the assignment was to undertake the responsibilities of Chief Financial Officer after the resignation of our previous Chief Financial Officer and before the appointment of a permanent successor.

            Marina M. Wyatt (39) joined us in November 2002 taking over as Chief Financial Officer from 1 January 2003. Immediately before she joined us, she had been Group Financial Director of Psion plc since 1996. She joined Psion originally as Group Financial Controller in 1994. She is a Chartered Accountant and worked for Arthur Andersen LLP in London and in the U.S. between 1985 and 1994. She is a Non-Executive Director of Blackwell Publishing Ltd.

           Christopher J. Woodman (41) joined us as Managing Director, Human Resources, in January 2003 on assignment from Fidelity International Limited. Following an early career at Ford Motor Company, London Docklands Development Corporation and Cleanaway, a joint venture subsidiary of GKN/Brambles, Mr. Woodman joined Fidelity International Limited in 1995 as Human Resources Manager. In 1997, he was appointed as Human Resources Director for the Investment and Institutional business organisations within Fidelity International Limited. From 2000 through to the end of 2002, he undertook an assignment with Fidelity Management and Research Company in Boston, MA, as Human Resources Director for the Equity Research and Equity Trading organisations. On his return to the U.K. he was appointed as acting Executive Director of Human Resources for Fidelity International Limited before taking up his current duties with us.

            J. William Freeze (48) joined COLT in July 2002 as Regional Director for the North Region. Prior to joining us, he held the position of Vice President-Northern Europe for Dell after which he was Chief Operating Officer of KPNQwest between August 2001 and May 2002. The majority of his telecommunications career was spent with AT&T Corp. in the U.S., where he served in various sales, marketing, product management and operations positions, before leaving the United States in 1996, to become the Chief Operating Officer of AT&T-Unisource.

            Kenneth C. Starkey (47) joined us as Chief Network Officer in 2002, becoming Chief Operations Officer in May 2003 when he took over responsibility for the IT function in addition to Network & Operations. Prior to joining COLT he held the position of Executive Vice President, Telecommunications for Fidelity Investments from 1998 to 2002. From 1987 to 1998 he held various positions with Bear Stearns & Co., including Managing Director of Telecom. Early in his career he was with Executone of New York and MCI Communications Corp.

            Graham N. F. Hanson (51) joined us in 1999 as Group Director, Corporate Development, with responsibility for our business strategy. From 1996-1999, he was President and CEO of GN Comtext Ltd., a global messaging company. Prior to this he spent a year with Arthur Anderson LLP, as Director of European Telecommunications, developing their strategy for professional services support to the telecommunications industry. Additionally, he spent 11 years with BT, holding a number of positions, both within the U.K. and internationally in various marketing and product management, business planning and market development roles, including responsibility for their Payphone business.

            Ronald C. Duff (54) joined us in January 2003 as Managing Director, Corporate Services with responsibility for all internal service delivery including procurement, travel, real estate, security, health and safety. Prior to this position he was Managing Director of Fidelity Broadband Group, the telecommunications venture capital division of Fidelity Investments. Before this he was president of Fidelity's Corporate Real Estate group, the real estate division of Fidelity Investments. Before joining Fidelity in 1994, Mr. Duff was senior vice president of corporate real estate at Bank of America. Before he joined Bank of America in 1983, he managed a variety of facilities functions as well as Security and Telecommunications at Trilogy Systems Corporation in Cupertino, California. He began his career at Amdahl Corporation in Sunnyvale, California.

           Paul I. David (42) joined us in June 2000 to lead our Internet and Hosting business in the UK, becoming our Director of Marketing responsible for implementing our product and service strategy, in 2002. Prior to this he spent 19 years with Cable and Wireless initially specialising in telecommunications pricing. He then had various marketing and product development positions at Cable & Wireless and Mercury, their UK division and in Hong Kong with Hong Kong Telecom, a company majority-owned by Cable & Wireless, where he eventually became General Manager for Corporate Markets. In 1997 he became Vice President of Intranet and Internet Solutions of Omnes a joint venture between Cable & Wireless and Schlumberger, in the USA. In 1999, Mr. David moved back to Cable & Wireless in the UK as Customer Development Director for its global Multi-National Customers division.

     B.     Compensation

            The total aggregate remuneration (including pension contributions) paid or accrued by us to (or for the benefit of) the members of the Board of Directors and the executive officers (who are not directors) taken as a group (23 persons) during the financial year ended 31 December 2002 was (pound)6,027,921. The aggregate compensation paid or accrued by us to all Directors and executive officers as a group during such period included (pound)1,715,987 in bonuses.

                                               Travel                   PPP/Blue                            Other
       Name                Salary/Fee        Allowance       Bonus       Cross      Pension     Housing    Benefits        Total
==================================================================================================================================
Paul Chisholm                 30,000              0             0       9,798          0            0           0           39,798
Werner Klatten *1                  0              0             0           0          0            0           0                0

Catherine Biner Bradley*2     20,877              0             0           0          0            0           0           20,877

H. F. Van Den Hoven*          30,000              0             0           0          0            0           0           30,000
Robert Hawley*                30,000              0             0           0          0            0           0           30,000
Timothy T. Hilton*                 0              0             0           0          0            0           0                0
James Curvey*                      0              0             0           0          0            0           0                0
Barry  Bateman*                    0              0             0           0          0            0           0                0

Vincenzo Damiani*             13,316              0             0           0          0            0           0           13,316

Lawrence  Ingeneri3          216,125              0       252,831       3,763     30,529            0      30,342          533,590
Mark Jenkins                  58,140              0        33,841         673      8,140            0           0          100,794
Horst Enzelmuller4           143,570              0       188,173       1,956        962            0     410,167          744,828
Claude Olier5                141,801          9,750       211,781           0      8,290            0     317,602          689,224
Jonathan Watts6              117,850          2,666       144,000         722     20,664            0     180,465          466,367
Peter  Manning7              322,500              0             0       1,719     46,800            0     915,200        1,286,219
Lakh Jemmett                 125,500            410        76,500       1,116     17,430            0           0          220,956
Hugh  Wilson8                 85,256         25,666        45,000         884     29,167            0     151,666          337,639
Steven Robertson9            151,146            346             0         918     20,527            0           0          172,937
Steve Akin                   103,495              0       269,235           0     14,931       37,382           0          425,043
Kenneth Starkey               82,812              0       159,085           0          0            0      15,743          257,640
J. William Freeze             96,107              0       162,371       4,320        983            0       3,059          266,840
Marina Wyatt                  36,607              0       100,000           0        114            0           0          136,721
Graham Hanson                152,900            424        73,170       1,116     27,522            0           0          255,132
                           -------------------------------------------------------------------------------------------------------
TOTAL                      1,958,002         39,262     1,715,987      26,985    226,059       37,382    2,024,244       6,027,921
                           =======================================================================================================

*   The outside directors do not receive any retirement benefits.
1.  Mr. Klatten resigned on 15 January 2002.
2.  Ms. Biner Bradley resigned on 23 May 2002.
3.  Mr. Ingeneri resigned on 30 June 2002.
4.  Mr. Enzelmuller resigned on 30 September 2002.
5.  Mr. Olier resigned on 31 March 2003.
6.  Mr. Watts resigned on 31 October 2002.
7.  Mr. Manning resigned on 25 July 2002.
8.  Mr. Wilson resigned on 31 October 2002.
9. Mr. Robertson resigned on 18 October 2002.

------------------------------------------------------------------------------------------------------------------------------------
                            Number of Share
                               Options                                                           Usual
                      01-Jan-02  Granted Exercised  Lapsed  1-Apr-03 Date of  Market  Option     Date from
                                                                     Exercise Value   Exercise   Which                     Usual
                                                                                      Price per  Exer-                     Expiry
                                                                                      Share      cisable                   Date
Paul W. Chisholm      5,100,000                             5,100,000                  0.6875    17 Dec 97 to 17 Dec 01    17 Dec 06

                        400,000                               400,000                  1.7000    15 Dec 98 to 15 Dec 02    15 Dec 07
------------------------------------------------------------------------------------------------------------------------------------
                      5,500,000                             5,500,000
------------------------------------------------------------------------------------------------------------------------------------
Werner E. Klatten 1      85,000                      85,000       Nil                 12.7440    14 Aug 00 to 14 Aug 04    14 Aug 09
------------------------------------------------------------------------------------------------------------------------------------
                         85,000                      85,000       Nil
------------------------------------------------------------------------------------------------------------------------------------
H. F. van den Hoven 8    48,000                                48,000                            17 Dec 96 to 17 Dec 00    17 Dec 06
(KBE)                                                                                  0.6875    for 1st 16,000 exercised
                                                                                       1.6590    for 2nd 16,000 exercised
                                                                                       8.5000    for 3rd 16,000 exercised
                                                                                      29.0000    for 4th 16,000 exercised
                                                                                      14.8600    for 5th 16,000 exercised
------------------------------------------------------------------------------------------------------------------------------------
                         48,000                                48,000
------------------------------------------------------------------------------------------------------------------------------------
Catherine Biner          48,000                                48,000                           17 Dec 96 to 17 Dec 00    17 Dec 06
Bradley 8                                                                              0.6875   for 1st 16,000 exercised
                                                                                       1.6590   for 2nd 16,000 exercised
                                                                                       8.5000   for 3rd 16,000 exercised
                                                                                      29.0000   for 4th 16,000 exercised
                                                                                      14.8600   for 5th 16,000 exercised
------------------------------------------------------------------------------------------------------------------------------------
                         48,000                                48,000
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                            Number of Share
                               Options                                                           Usual
                      01-Jan-02  Granted Exercised  Lapsed  1-Apr-03 Date of  Market  Option     Date from
                                                                     Exercise Value   Exercise   Which                     Usual
                                                                                      Price per  Exer-                     Expiry
                                                                                      Share      cisable                   Date
Robert Hawley (CBE)      68,060                                68,060                  7.4940    25 Nov 99 to 25 Nov 03    25 Nov 08
------------------------------------------------------------------------------------------------------------------------------------
                         68,060                                68,060
------------------------------------------------------------------------------------------------------------------------------------
Peter D. Manning 7      850,000                     850,000       Nil                 10.9340    04 Apr 00 to 04 Apr 04    04 Apr 09
                        166,492                     166,492       Nil                 13.3700    27 Feb 02 to 27 Feb 06    27 Feb 11
                        400,000                     400,000       Nil                 20.0550    27 Feb 02 to 27 Feb 06    27 Feb 11
                        750,000                     750,000       Nil                 26.7400    27 Feb 02 to 27 Feb 06    27 Feb 11
                                 1,000,000          500,000   500,000                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
------------------------------------------------------------------------------------------------------------------------------------
                      2,166,492  1,000,000        2,666,492   500,000
------------------------------------------------------------------------------------------------------------------------------------
Timothy T. Hilton           Nil                                   Nil
------------------------------------------------------------------------------------------------------------------------------------
                            Nil                                   Nil
------------------------------------------------------------------------------------------------------------------------------------
James C. Curvey             Nil                                   Nil
------------------------------------------------------------------------------------------------------------------------------------
                            Nil                                   Nil
------------------------------------------------------------------------------------------------------------------------------------
Barry R.J. Bateman          Nil                                   Nil
------------------------------------------------------------------------------------------------------------------------------------
                            Nil                                   Nil
------------------------------------------------------------------------------------------------------------------------------------
Lawrence M. Ingeneri7 2,050,000                             2,050,000                  0.6875    17 Dec 97 to 17 Dec 01    17 Dec 06
                        400,000                               400,000                  1.7000    15 Dec 98 to 15 Dec 02    15 Dec 07
                        120,926                     100,926    20,000                 13.3700    27 Feb 02 to 27 Feb 06    27 Feb 11
                                   300,000          300,000       Nil                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
------------------------------------------------------------------------------------------------------------------------------------
                      2,570,926    300,000          400,926 2,470,000
------------------------------------------------------------------------------------------------------------------------------------
Mark Jenkins 3,4        160,000                               160,000                  6.6000    4 Aug 99 to 4 Aug 03       4 Aug 08
                          5,055                       5,055       Nil                 13.3700    27 Feb 06 (cliff vest)    27 Feb 11
                         20,000                                20,000                 13.3700    27 Feb 02 to 27 Feb 06    27 Feb 11
                                    20,000                     20,000                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
                                    20,000                     20,000                  0.4800    29 Jul 03 to 29 Jul 07    29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                        185,055     40,000            5,055   220,000
------------------------------------------------------------------------------------------------------------------------------------
Steven P. Akin              Nil    500,000                    500,000                  0.4800    29 Jul 03 to 29 Jul 07    29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                                   500,000                    500,000
------------------------------------------------------------------------------------------------------------------------------------
Vincenzo Damiani            Nil     40,000                     40,000                  0.4800    29 Jul 03 to 29 Jul 07    29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                                    40,000                     40,000
------------------------------------------------------------------------------------------------------------------------------------
E.Jonathan Watts 4,5    369,780                     369,780       Nil                  2.7425    23 Feb 99 to 23 Feb 03    23 Feb 08
                         12,035                      12,035       Nil                 13.3700    27 Feb 04 to 27 Feb 06    27 Feb 11
                        100,000                     100,000       Nil                 13.3700    27 Feb 02 to 27 Feb 06    27 Feb 11
------------------------------------------------------------------------------------------------------------------------------------
                        481,815                     481,815       Nil
------------------------------------------------------------------------------------------------------------------------------------
Hugh R.Wilson 4,5        19,200                      19,200       Nil                  0.6875    17 Dec 97 to 17 Dec 01    17 Dec 06
                         32,000                      32,000       Nil                  0.9563     6 Aug 98 to 6 Aug 02     06 Aug 07
                         40,000                      40,000       Nil                 11.3000     5 Mar 00 to 5 Mar 04     05 Mar 09
                          6,441                       6,441       Nil                 13.3700    27 Feb 04 to 27 Feb 06    27 Feb 11
                         75,000                      75,000       Nil                 13.3700    27 Feb 02 to 27 Feb 06    27 Feb 11
------------------------------------------------------------------------------------------------------------------------------------
                        172,641                     172,641       Nil
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                            Number of Share
                               Options                                                           Usual
                      01-Jan-02  Granted Exercised  Lapsed  1-Apr-03 Date of  Market  Option     Date from
                                                                     Exercise Value   Exercise   Which                     Usual
                                                                                      Price per  Exer-                     Expiry
                                                                                      Share      cisable                   Date
Horst Enzelmuller 6     780,000                               780,000                  0.6875    17 Dec 97 to 17 Dec 01    17 Dec 06
                        100,000                               100,000                 13.3700    27 Feb 02 to 27 Feb 06    27 Feb 11
                                 300,000                      300,000                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
------------------------------------------------------------------------------------------------------------------------------------
                        880,000  300,000                    1,180,000
------------------------------------------------------------------------------------------------------------------------------------
Claude Olier 6          850,000                               850,000                  0.6875    17 Dec 97 to 17 Dec 01    17 Dec 06
                        100,000                      60,000    40,000                 13.3700    27 Feb 02 to 27 Feb 06    27 Feb 11
                        250,000                     200,000    50,000                  8.4370    15 May 02 to 15 May 06    15 May 11
                        250,000                     200,000    50,000                 12.6555    15 May 02 to 15 May 06    15 May 11
                        250,000                     200,000    50,000                 16.8740    15 May 02 to 15 May 06    15 May 11
                                 400,000            320,000    80,000                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
------------------------------------------------------------------------------------------------------------------------------------
                      1,700,000  400,000            980,000 1,120,000
------------------------------------------------------------------------------------------------------------------------------------
Lakh Jemmett            594,000                               594,000                  1.7000    15 Dec 98 to 15 Dec 02    15 Dec 97
                          8,565                                 8,565                 13.3700    27 Feb 04 to 27 Feb 06    27 Feb 11
                         75,000                                75,000                 13.3700    27 Feb 02 to 27 Feb 06    27 Feb 11
                                 200,000                      200,000                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
------------------------------------------------------------------------------------------------------------------------------------
                        677,565  200,000                      877,565
------------------------------------------------------------------------------------------------------------------------------------
Steven Robertson 5      250,000                     250,000       Nil                 21.0000    12 Nov 00 to 12 Nov 04    12 Nov 09
                         15,000                      15,000       Nil                 13.3700    27 Feb 06 (cliff vest)    27 Feb 11
                         75,000                      75,000       Nil                  8.4370    15 May 02 to 15 May 06    15 May 11
                         25,000                      25,000       Nil                  7.1000     8 Jun 02 to 8 Jun 06      8 Jun 11
                                 400,000            400,000       Nil                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
------------------------------------------------------------------------------------------------------------------------------------
                        365,000  400,000            765,000       Nil
------------------------------------------------------------------------------------------------------------------------------------
Ronald Duff                 Nil                                   Nil
------------------------------------------------------------------------------------------------------------------------------------
                            Nil                                   Nil
------------------------------------------------------------------------------------------------------------------------------------
J. William Freeze           Nil  400,000                      400,000                  0.4800    29 Jul 03 to 29 Jul 07    29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                            Nil  400,000                      400,000
------------------------------------------------------------------------------------------------------------------------------------
Kenneth Starkey             Nil  250,000                      250,000                  0.5042     6 Aug 03 to 6 Aug 07     06 Aug 12
------------------------------------------------------------------------------------------------------------------------------------
                                 250,000                      250,000
------------------------------------------------------------------------------------------------------------------------------------

Graham Hanson           125,000                               125,000                 24.3940     7 Dec 00 to 7 Dec 04     07 Dec 09
                         15,000                                15,000                 13.3700    27 Feb 06 (cliff vest)    27 Feb 11
                         30,000                                30,000                  7.1000     8 Jun 02 to 8 Jun 06     08 Jun 11
                                  20,000                       20,000                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
                                  20,000                       20,000                  0.4800    29 Jul 03 to 29 Jul 07    29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                        170,000   40,000                      210,000
------------------------------------------------------------------------------------------------------------------------------------
Paul David               40,000                                40,000                 19.1570    11 Aug 01 to 11 Aug 05    11 Aug 10
                         40,000                                40,000                 19.4840    10 Nov 01 to 10 Nov 05    10 Nov 10
                         40,000                                40,000                  7.1000     8 Jun 02 to 8 Jun 06     8 Jun 11
                                  20,000                       20,000                  0.4125    26 Feb 03 to 26 Feb 07    26 Feb 12
                                  25,000                       25,000                  0.4800    29 Jul 03 to 29 Jul 07    29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                        120,000   45,000                      165,000
------------------------------------------------------------------------------------------------------------------------------------
Marina Wyatt                Nil  400,000                      400,000                   0.4359   21 Nov 03 to 21 Nov 07    21 Nov 12
------------------------------------------------------------------------------------------------------------------------------------
                            Nil  400,000                      400,000
------------------------------------------------------------------------------------------------------------------------------------
Christopher Woodman         Nil  200,000                      200,000                   0.4067    3 Mar 04 to 3 Mar 08     3 Mar 13
------------------------------------------------------------------------------------------------------------------------------------
                            Nil  200,000                      200,000
------------------------------------------------------------------------------------------------------------------------------------

1. Mr. Klatten resigned as a director on 15 January 2002, and therefore, all of his options have subsequently lapsed.
2. Ms. Biner Bradley resigned as a director on 23 May 2003, and therefore, all of her options have subsequently lapsed.
3. Mr. Jenkins was appointed director on 23 May 2002.

4. Messrs Jenkins, Watts and Wilson originally held deferred bonus options, which subsequently lapsed.
5. Mr. Robertson resigned on 18 October 2002 and Messrs. Watts & Wilson resigned on 31 October 2002 and consequently their options lapsed.
6. Mr. Olier resigned on 31 March 2003 but retains the ability to exercise any vested options until 31 December 2004 and Mr. Enzelmuller resigned on 30 September 2002 but retains the ability to exercise any vested options until 31 December 2004.
7. Messrs. Ingeneri and Manning resigned as directors on 30 June 2002 and 25 July 2002 respectively. Of the Options over shares granted to Mr. Ingeneri all of those that had vested by 31 December 2002, amounting to an option over 2,050,000 shares at the exercise price of (pound)0.6875, an option over 400,000 shares at the exercise price of (pound)1.700 and an option over 20,000 at the exercise price of (pound)13.370, will remain capable of exercise until 31 December 2003 at which time all those options over shares not exercised will lapse. All other options over shares have lapsed. Of the options over shares granted to Mr. Manning an option over 500,000 shares at the exercise price of (pound)0.4125, will vest on 26 February 2003 and may be exercised at any time up until 31 December 2005, at which time all those options over shares not exercised will lapse. All other options over shares have lapsed.
8. Each of Mr. van den Hoven and Ms. Biner Bradley have been granted options to subscribe for 80,000 Ordinary Shares, 16,000 of which vested and became exercisable upon the closing of the Company's initial public offering on 17 December 1996 and additional amounts of 16,000 each, vested, and became exercisable on 17 December 1997, 1998, 1999 and 2000. The exercise price for the initial 16,000 options over shares is (pound)0.6875 per share and the price for the second, third, fourth and fifth 16,000 options over shares is (pound)1.659 per share, (pound)8.50 per share (pound)29.00 per share and (pound)14.86 per share, respectively. Both Mr. van den Hoven and Ms. Biner Bradley have previously exercised those options over shares that vested in December 1996 and December 1997. Ms. Biner Bradley having resigned as a director on 23 May 2002, her options over shares have lapsed, to the extent they were not exercised by 23 May 2003.

Directors' and Officers Savings-Related Share Options

Name                             Date             Date            Date      Granted        Exercised       Lapsed     Outstanding(1)
                             of grant       of vesting   of expiration

Peter Manning                 Dec-01           Mar-05        Aug-05          4,703               --        4,703               --
Lawrence Ingeneri             Dec-01           Mar-05        Aug-05          4,703               --        4,703               --
Mark Jenkins                  Dec-01           Mar-05        Aug-05          4,703               --        4,703               --
                              Dec-02           Mar-06        Aug-06         18,000               --           --           18,000
Paul Chisholm                     --               --            --             --               --           --               --
Catherine Biner Bradley           --               --            --             --               --           --               --
H.F. van den Hoven                --               --            --             --               --           --               --
Robert Hawley (CBE)               --               --            --             --               --           --               --
Werner Klatten                    --               --            --             --               --           --               --
Timothy Hilton                    --               --            --             --               --           --               --
James C. Curvey                   --               --            --             --               --           --               --
Barry R.J. Bateman                --               --            --             --               --           --               --
Claude Olier                      --               --            --             --               --           --               --
Steve Akin                        --               --            --             --               --           --               --
Vincenzo Damiani                  --               --            --             --               --           --               --
Ronald Duff                       --               --            --             --               --           --               --
Hugh Wilson                   Dec-01           Mar-05        Aug-05          4,703               --        4,703               --
E. Jonathan Watts                 --               --            --             --               --           --               --
Horst Enzelmuller                 --               --            --             --               --           --               --
Lakh Jemmet                   Dec-01           Mar-05        Aug-05          4,703               --           --            4,703
Steven Robertson                  --               --            --             --               --           --               --
William Freeze                    --               --            --             --               --           --               --
Christopher Woodman               --               --            --             --               --           --               --
Marina Wyatt                  Dec-02           Mar-06        Aug-06         18,000               --           --           18,000
Paul David                    Dec-01           Mar-05        Aug-05          4,703               --        4,703               --
Graham Hanson                     --               --            --             --               --           --               --

(1) As at 2 June 2003.

     C.     Board Practices

Directors' Service Agreements

            Messrs. van den Hoven, Hilton, Chisholm, Hawley and Damiani have service contracts with us in which there is no minimum term and no express right to compensation for the termination of such agreement(s). Messrs. Bateman and Curvey have no specific service contracts in respect of their office of directors of the Board. Messrs. Bateman, Curvey and Hilton do not receive any remuneration for their services to the Company. Of the fees paid to Messrs. van den Hoven, Chisholm, Hawley and Damiani under the terms of their appointment, 50% is paid in shares of the Company.

            None of our directors has a notice period of greater than one year, or receives retirement benefit. The non-executive directors are not appointed for specified terms. The Board will review on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Each non-executive director's appointment may be terminated by us at any time. Mr. Jenkins was appointed a director on 23 May 2002 and has an employment relationship with us under which if such arrangement is terminated by us for any reason other than for cause, we will make a severance payment equal to 3 months salary.

            Mr. Akin was appointed as a director on 23 July 2002 and he is an employee of FMR Corp. His services are provided to us on the terms of a secondment agreement dated 31 July 2002 which provides for a secondment period of up to three years with no express rights to compensation from us for the termination of such agreement.

            For further information regarding the period of service of our directors, please see Item 6.A. "Directors and Senior Management."

            Compensation for senior executive officers comprises base salary, annual bonus, pension contributions, benefits and participation in our share and share option plans. Base salary is not normally reviewed annually, but senior executive officers' bonuses (to the extent that any are paid) account for a considerable amount of total consideration, reflecting their performance and the contribution they make to our success. Pension contributions are determined based on employee age and years of service and benefits include, as appropriate, car allowances, housing benefits, private health insurance and other similar benefits.

            The Board, which meets not less than four times each year, is primarily responsible for our strategy and approval of budgets, acquisition and divestment policy. Certain matters may be delegated from time to time to the Sub-Committee of the Board.

            The Board has established four committees as follows:

            The Sub-Committee of the Board: comprising Messrs. Bateman (Chairman), Akin and any other director, as appropriate. The Sub-Committee oversees the management of our business and affairs of the Company generally in accordance with the authority delegated by the Board from time to time.

            The Audit Committee: comprising exclusively the non-executive directors Messrs. van den Hoven (Chairman), Hawley and Damiani. The Audit Committee examines the process of internal control including the scope and work of internal audit and financial reporting, accounts and interim statements. It also reviews the independence, scope, quality and cost effectiveness of the external audit and provides a forum through which both internal and external auditors report to the Board. The Audit Committee meets not less than three times in each year and reports to the Board. The directors are responsible for our system of internal control and for reviewing its effectiveness while the role of management is to implement Board policies on risk and control. The Audit

Committee, in addition to its review of the scope and results of the audit and the activities of the external and internal auditors, has as part of its terms of reference the responsibility for overseeing internal control including operational and financial controls, business ethics, risk management and compliance.

            The Nominating Committee: comprising Messrs. Chisholm (Chairman), Bateman, Curvey and Hawley. The Nominating Committee nominates directors for appointment to stand for election to the Board. The Chairman will propose candidates (although other directors may also do so) and the Committee will meet to ensure the suitability of the candidate and will then put a formal proposal to the Board. Before the nomination is formally made each director will have an opportunity to meet the candidate.

            The Compensation Committee: comprising Messrs Bateman (Chairman), Curvey and Damiani. The Compensation Committee examines and makes recommendations with regard to the compensation of our executive directors and is responsible for approving the grant of options and shares under the COLT Telecom Group Share Plan, the COLT Performance Share Plan and the COLT Deferred Bonus Plan. The Compensation Committee is responsible for ensuring that the remuneration packages of the executive directors are appropriate to attract, retain and motivate individuals of the calibre and quality required by us.

            The Articles of Association require that all directors retire and submit themselves for re-election each year.

            The business address of the Directors is c/o COLT Telecom Group plc, Beaufort House, 15 St. Botolph's House, London, EC3A 7QN, England.

     D.     Employees

            At 31 December 1999, we employed 2,494 employees, at 31 December 2000 we employed 4,012 employees and at 31 December 2001 we employed 5,345 employees.

            At 31 December 2002, we employed 4,684 employees none of whom is represented by a union or covered by a collective bargaining agreement. We believe that our relationship with our employees is good. In connection with the construction and maintenance of our networks and the conduct of our other business operations, we use third party contractors, some of whose employees may be represented by unions or collective bargaining agreements.

            Headcount at 31 December 2002 by geographic region was:

                        North Region(1):                            1,365
                        Central Region(2):                          1,447
                        South Region(3):                              916
                        EBusiness:                                    481
                        ENS:                                          242
                        Group/other:                                  233
                        ------------                                  ---
                        Total:                                      4,684

(1) The North Region comprises the countries of Belgium, Denmark, Ireland, The Netherlands, Sweden and the United Kingdom.
(2) The Central Region comprises the countries of Austria, Germany and Switzerland.
(3)  The South Region  comprises  the countries of France,  Italy,  Portugal and
     Spain.

     E.     Share Ownership

            On 7 November 1996, we established the Share Option Plan1 (the "Option Plan") for the issuance to employees of the Group and consultants to the Group of options to purchase our Ordinary Shares. At 2 June 2003 options to subscribe for our Ordinary Shares under the Option Plan were as follows:

Date of      Exercise         Dates of           Date of                 Number of Ordinary Shares under option
grant        price            vesting            expiration   Granted          Exercised          Lapsed            Outstanding
-----        -------------    ----------------   ----------   ----------       ----------         ---------         -----------
Dec 96       (pound)0.6880    Dec 97 to Dec 01   Dec 06       25,824,000         9,947636         6,025,964         9,850,400
Jan 97       (pound)0.7790    Jan 98 to Jan 02   Jan 07          396,000          178,400           149,600            68,000
Apr 97       (pound)0.7060    Apr 98 to Apr 02   Apr 07        1,280,000          665,400           377,600           237,000
Aug 97       (pound)0.9560    Aug 98 to Aug 02   Aug 07        2,488,000          722,000           759,600         1,006,400
Nov 97       (pound)1.2850    Nov 98 to Nov 02   Nov 07        3,196,000        1,418,362           881,981           895,657
Dec 97       (pound)1.7000    Dec 98 to Dec 02   Dec 07        4,204,000        1,104,400           528,800         2,570,800
Feb 98       (pound)2.7380    Feb 99 to Feb 03   Feb 08          140,000           56,000            73,044            10,956
Feb 98       (pound)2.7430    Feb 99 to Feb 03   Feb 08          900,000          530,220           369,780                --
May 98       (pound)4.7560    May 99 to May 03   May 08          830,000          207,750           136,000           486,250
Aug 98       (pound)6.6000    Aug 99 to Aug 03   Aug 08        2,906,000          591,544         1,398,256           916,200
Nov 98       (pound)7.4940    Nov 99 to Nov 03   Nov 08        1,408,075          113,215           969,167           325,693
Dec 98       (pound)7.8770    Dec 99 to Dec 03   Dec 08          100,000               --           100,000                --
Mar 99       (pound)11.300    Mar 00 to Mar 04   Mar 09          990,000          122,500           505,346           362,154
Apr 99       (pound)10.934    Apr 00 to Apr 04   Apr 09        1,000,000          150,000           850,000                --
May 99       (pound)12.254    May 00 to May 04   May 09          585,000           58,000           240,000           287,000
Aug 99       (pound)12.744    Aug 00 to Aug 04   Aug 09          930,000           15,000           619,292           295,708
Nov 99       (pound)21.000    Nov 00 to Nov 04   Nov 09          800,500               --           517,644           282,856
Dec 99       (pound)24.394    Dec 00 to Dec 04   Dec 09          740,000               --           166,271           573,729
Feb 00       (pound)36.177    Feb 01 to Feb 05   Feb 10          745,000               --           375,000           370,000
May 00       (pound)22.610    May 01 to May 05   May 10          792,500               --           310,000           482,500
Jun 00       (pound)26.660    Jun 01 to Jun 05   Jun 10          846,000               --           298,875           547,125
Aug 00       (pound)19.157    Aug 01 to Aug 05   Aug 10        1,181,500               --           499,802           681,698
Aug 00       (pound)17.727    Aug 01 to Aug 05   Aug 10          317,500               --           126,250           191,250
Nov 00       (pound)19.484    Nov 01 to Nov 05   Nov 10          800,000               --           250,000           550,000
Dec 00       (pound)15.184    Dec 01 to Dec 05   Dec 10          757,441               --           247,900           509,541
Feb 01       (pound)13.370    Feb 02 to Feb 06   Feb 11        2,401,040               --         1,141,749         1,259,291
Feb 01       (pound)20.055    Feb 02 to Feb 06   Feb 11          400,000               --           400,000                --
Feb 01       (pound)26.740    Feb 02 to Feb 06   Feb 11          750,000               --           750,000                --
May 01       (pound) 8.437    May 02 to May 06   May 11          866,500               --           469,890           396,610
May 01       (pound)12.656    May 02 to May 06   May 11          250,000               --           200,000            50,000
May 01       (pound)16.874    May 02 to May 06   May 11          250,000               --           200,000            50,000
Jun 01       (pound) 7.100    Jun 02 to Jun 06   Jun 11        2,688,750               --           857,500         1,831,250
Aug 01       (pound)3.2170    Aug 02 to Aug 06   Aug 11        1,464,500               --           450,340         1,014,160
Nov 01       (pound)1.7240    Nov 02 to Nov 06   Nov 11          231,000               --             3,000           228,000
Dec 01       (pound)1.5610    Dec 02 to Dec 06   Dec 11        1,410,500               --           177,500         1,233,000
Feb 02       (pound)0.4125    Feb 03 to Feb 07   Feb 12        4,688,500            2,000         1,896,000         2,792,500
May 02       (pound)0.4475    May 03 to May 07   May 12           72,500               --            50,000            22,500
Jul 02       (pound)0.4800    Jul 03 to Jul 07   Jul 12        5,602,300               --           379,720         5,222,580
Aug 02       (pound)0.5042    Aug 03 to Aug 07   Aug 12          250,000               --                --           250,000
Oct 02       (pound)0.3234    Oct 03 to Oct 07   Oct 12          250,000               --           180,000            70,000
Nov 02       (pound)0.4359    Nov 03 to Nov 07   Nov 12          400,000               --                --           400,000
Mar 03       (pound)0.4067    Mar 04 to Mar 08   Mar 13          200,000               --                --           200,000
Apr 03       (pound)0.4550    Apr 04 to Apr 08   Apr 13           32,500               --                --            32,500
May 03       (pound)0.4675    May 04 to May 08   May 13          150,000               --                --           150,000
May 03       (pound)0.4925    May 04 to May 08   May 13           50,000               --                --            50,000

                                                              76,565,606       15,882,427        23,931,871        36,751,308

----------
 1    Also known as the COLT Telecom Group Share Plan.

            In addition to options granted under the Option Plan, options to subscribe for 80,000 Ordinary Shares were granted to each of Ms. Biner Bradley and Mr. van den Hoven, 16,000 of which vested on the closing of our initial public offering, 16,000 of which vested on each of 17 December 1997, 1998, 1999 and 2000. The exercise price for the initial 16,000 options is (pound)0.6875; the exercise price for the 16,000 options vesting on 17 December 1997, 1998, 1999 and 2000 is (pound)1.65875, (pound)8.50, (pound)29.00 and (pound)14.86 per share respectively. Mr. van den Hoven exercised 16,000 options with an exercise price of (pound)0.6875 and 16,000 with an exercise price of (pound)1.65875 on 13 August 1999 and 5 June 2000, respectively. On 8 December 2000, Ms. Biner Bradley exercised 16,000 options with an exercise price of (pound)0.6875 and 16,000 with an exercise price of (pound)1.65875. These Options are included in the Directors' and Officers' Share Options table above. For additional information relating to the Option Plan, please refer to our financial statements, incorporated herein by reference from our 2002 Annual Report. On 23 May 2002 Ms. Biner Bradley ceased to be a director of the Company and her remaining options lapsed on 23 May 2003.

Save as You Earn Purchase Plan. The COLT Save as You Earn Purchase Plan2 (the "SAYE Scheme") was approved by our shareholders on 17 June 1997. It is open to all of our U.K. employees and our participating subsidiaries subject to the power of the Board to impose a minimum qualification period, which must not exceed five years (and in the case of any director, who is required to devote not less than 25 hours a week to his duties). We have established a Qualifying Employee Share Ownership Trust ("QUEST") to deliver the shares to U.K. option holders at the time of exercise in the most efficient manner. At 1 June 2003, outstanding options to subscribe for our Ordinary Shares under the SAYE Scheme were as follows:

Date of Grant       Option Price       Date of Vesting  Options        Exercised      Lapsed        Outstanding
-------------       ------------       ---------------  ----------     ---------      -------       -----------

19 Dec. 1997       (pound)   1.19      1 Mar. 2001       2,289,244     1,919,819        369,425             --
18 Dec. 1998       (pound)   6.01      1 Mar. 2002         592,929            --        592,929             --
17 Dec. 1999       (pound) 16.656      1 Mar. 2003         441,124            --        426,652         14,472
15 Dec. 2000       (pound) 11.784      1 Mar. 2004         804,128            --        766,933         37,195
28 Dec. 2001       (pound)  1.615      1 Mar. 2005       6,986,000            --      5,473,625      1,512,375
18 Dec. 2002       (pound)   0.40      1 Mar. 2006      18,409,635            --        203,860     18,205,775
                                                        ----------     ---------      ---------     ----------
                                                        29,523,060     1,919,819      7,833,424     19,769,817

-------
2     Also known as the Savings-Related Share Option Plan.

            Of the options outstanding under the SAYE Scheme on 1 June 2003, 40,703 were held by our officers and directors.

            For additional information relating to the SAYE Scheme, please refer to our financial statements, incorporated herein by reference from our 2002 Annual Report.

Performance Share Plan. The Performance Share Plan was established in 2000. Awards under the Performance Share Plan are granted according to an objective performance target set against demanding Company, financial and individual targets by the Compensation Committee at the time of grant. Vesting of any such grant only occurs if the long term performance criteria are achieved. No awards have been made under the plan to any director, officer or employee other than an award of 20,194 shares made to Mr. Manning in February 2001. When Mr. Manning subsequently resigned as a director of the Company, this award of shares has lapsed. At 31 December 2002, none of these shares had vested and none other than as detailed above had lapsed. If awards are made in the future, they will be made to our Executive Directors or other key executives. It is anticipated that any new grants would have a vesting period of five years and a maximum annual vesting of shares having a value equal to approximately 100% of the participant's basic salary, but the actual amount will depend upon seniority. Participants in the Performance Share Plan will continue to be entitled to receive grants of options under the COLT Telecom Group Share Plan.

Deferred Bonus Plan. The Deferred Bonus Plan was established in 2000. It is intended that selected senior employees will be entitled to receive an award of shares representing a proportion (initially expected to be 50%) of the amount of their annual cash bonus.

Date of Grant             Price           Date of Vesting        No. of Shares       Lapsed      Outstanding
-------------             -----           ---------------        -------------       ------      -----------

27 Feb. 2001       (pound)13.370              Feb 04                24,182           7,319         16,863

            Of the share awards outstanding under this plan 1,685 are held by our officers and directors.

            Participants may also be invited to defer all or a proportion of the annual cash bonuses which they would otherwise have expected to receive. Individuals who do so will be entitled to receive an additional matching award in the form of an option to acquire additional shares with a market value equal to twice the amount of the deferred bonus. These awards are made in accordance with the terms of the Option Plan. Receipt of the matching award may be subject to the achievement of performance targets. Awards will vest after a period set by the Compensation Committee, which is expected normally to be three years.

            Of the options outstanding under this plan 8,565 are held by officers and directors and are included in the Directors' and Officers' Share Options table above.

            The interests of Directors and Officers in our Ordinary Shares (all of which are beneficial interests) at 1 April 2003 are shown below:


            Paul Chisholm                  4,670,582
            Barry Bateman                         --
            James Curvey                          --
            H. F. van den Hoven               70,086
            Robert Hawley                     49,423
            Timothy Hilton                    46,080
            Mark Jenkins(1)                    2,522
            Lakh Jemmett                     272,138
            Steven Akin                           --
            Vincenzo Damiani                  29,834
            Ronald Duff                           --
            J. William Freeze                     --
            Stefan Pattberg                       --
            Graham Hanson                         --
            Paul David                            --
            Marina M. Wyatt                       --
            Christopher Woodman                   --


--------------------------------------------------------------------------------
(1) The number of shares listed for Mr. Jenkins includes 1,685 bonus shares awarded under the terms of the Deferred Bonus Plan, and although such shares do not vest until February 2004, Mr. Jenkins is deemed to have an interest in them for purposes of this disclosure. All interests reflected above represent less than 1% of the Ordinary Shares outstanding. For additional information on share ownership plans, please refer our financial statements, incorporated herein by reference from our 2002 Annual Report.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.     Major Shareholders

            The following table sets forth certain information at 2 June 2003 with respect to the beneficial ownership of our Ordinary Shares by each person or entity known by us to beneficially own more than 5% of the outstanding share capital:

                                                         Ordinary Shares
                                                     ----------------------
        Shareholder                                  Number             %
        -----------                                  ------            ----
        FMR Corp. (1)
        82 Devonshire Street                          449,697,514      29.8
        Boston, Massachusetts 02109

        Fidelity Investors Limited Partnership(2)
        82 Devonshire Street                          313,073,111      20.8
        Boston, Massachusetts 02109

        Amvescap plc (3)                              178,071,972      11.8
        30, Finsbury Square
        London, EC2A 1AG
        England

        Fidelity International Limited (4)             80,634,479      5.3
        Pembroke Hall
        42 Crow Lane
        Pembroke
        Bermuda HM-19
--------------------
(1) FMR Corp.'s holding is through (a) the 203,163,521 Ordinary Shares held by Colt, Inc. which is an indirect wholly owned subsidiary of FMR Corp., which is therefore also interested in the Company's Ordinary Shares, (b) 94,467,409 Ordinary Shares owned beneficially by The COLT, Inc. 2002 Annuity Trust, 86,613,815 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Annuity Trust and 2,321,627 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Charitable Trust (together, the "COLT Trusts"). The Trustee of the COLT Trusts is a wholly-owned subsidiary of FMR Corp, (c) Strategic Advisers, Inc., a wholly-owed subsidiary of FMR Corp., which has sole voting power of 59,787,569 Ordinary Shares beneficially owned by three charitable foundations managed by Strategic Advisers, Inc., Edward
      C. Johnson Fund (9,715,293 Ordinary Shares), Fidelity Foundation (9,810,218 Ordinary Shares), and Fidelity Non-Profit Management Foundation (42,940,431 Ordinary Shares), and (d) 665,200 Ordinary Shares owned beneficially by the COLT Incentive Shares Plan Trust, of which Colt, Inc. is the joint trustee.

(2)   Fidelity Investors Limited Partnership is a Delaware limited partnership.

(3) Amvescap PlC is a fund manager whose interest is a non-beneficial interest held either directly or through its subsidiary companies.

(4)   Fidelity International Limited, a Bermuda company, is related to FMR Corp.

            Between 30 September 1999 and 25 August, 2000, we issued 11,026,827 Ordinary Shares, credited as fully paid upon the exercise of conversion rights attaching to our 2% Senior Convertible Notes due 2005 denominated in deutschmarks.

            On 6 April 2000, we issued 1,536,686 Ordinary Shares, credited as fully paid upon the exercise of conversion rights attaching to our 2% Senior Convertible Notes due March 2006 denominated in Euros.

            As a result of an increase in our issued share capital due primarily to the exercise of employee share options and the exercise of warrants associated with our 12% Senior Discount Notes due 2006, a reduction in the interest in shares of FMR Corp, and its related entities to 49.9985% of our issued share capital, resulted during the year. Since that time Fidelity related entities have sold further shares reducing FMR Corp's interest to approximately 48.5% of the issued share capital.

            On 14 March 2001, Fidelity Investors Partnership Limited disposed of 4,137,050 Ordinary Shares and Fidelity International Limited disposed of 1,157,327 Ordinary Shares.

            On 10 December 2001, we completed the sale of 241,827,007 Ordinary Shares at an issue price of 0.62p to FMR Corp. (which included the sale of 173,813,695 Ordinary Shares at an issue price of 0.62p to COLT, Inc. and the sale of 48,759,510 Ordinary Shares at an issue price of 0.62p to The COLT, Inc. 2001 Annuity Trust.) for the purchase price of approximately(pound)150.0 million.

            On 10 December 2001, we completed the sale of 42,787,125 Ordinary Shares at an issue price of 0.62p to Fidelity International Limited for the purchase price of approximately (pound)26.5 million.

            On 10 December 2001 we completed the sale of 192,822,500 Ordinary Shares of 2.5p each at an issue price of 0.62p to Fidelity Investors Limited Partnership for the purchase price of approximately (pound)119.5 million.

            As a result of the sale of these shares to the Fidelity Group on 10 December 2001 they gained an interest of approximately 54% in our ordinary issued share capital.

            On 31 January, the 2002 COLT, Inc. 2002 Annuity Trust acquired an interest in 120,000,000 Ordinary Shares from COLT, Inc.

            We have a relationship agreement with certain members of the Fidelity Group which provides, among other things, that as long as the Fidelity Group owns, or has voting control of, at least 50% of our Ordinary Shares, we are restricted from issuing any Ordinary Shares or other equity securities (including securities convertible into Ordinary Shares), subject to certain exceptions, without the prior written consent of Fidelity. Other than as provided in the relationship agreement, no shareholder has any special voting rights.

     B.     Related Party Transactions

            Please refer to that portion of Section A of Item 5 "Operating and Financial Review and Prospects" entitled "Transactions with affiliates" and Section A of Item 7 "Major Shareholders."

ITEM 8.     FINANCIAL INFORMATION

Financial Statements

            The Financial Statements are set forth in Item 18.

ITEM 9.     THE OFFER AND LISTING

     A.     Offer and Listing Details

            Our Ordinary Shares are traded on the London Stock Exchange and our ADSs, each representing four of our Ordinary Shares, are included for trading in the Nasdaq National Market System ("Nasdaq"). The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as Depositary under a Deposit Agreement, dated 17 December 1996, as amended, among COLT, the Depositary and the holders from time to time of the ADRs.

            The tables below set forth, for the periods indicated (i) the reported high and low sales prices for Ordinary Shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on Nasdaq.

              The London Stock Exchange                    Nasdaq
              -------------------------            -----------------------
                 (Pounds per Share)                (U.S. Dollars per ADS)
             High                 Low                High             Low
             ----                 ---                ----             ---
1998         9.57                1.54               65.50            10.47
1999        31.84                8.96              210.88            60.06
2000        40.73               12.10              266.88            62.75
2001        19.21                0.62              113.00             3.57
2002         1.33                0.28                8.00             1.63


                           The London Stock Exchange                    Nasdaq
                           -------------------------            -----------------------
                              (Pounds per Share)                (U.S. Dollars per ADS)
                          High                 Low                High             Low
                          ----                 ---                ----             ---
2001
First Quarter             19.21                7.35              113.00           39.94
Second Quarter            10.17                6.28               61.10           24.58
Third Quarter              5.10                0.73               29.06            4.36
Fourth Quarter             1.92                0.62               11.04            3.57

2002
First Quarter              1.33                0.37                8.00            2.06
Second Quarter             0.53                0.32                3.20            1.90
Third Quarter              0.62                0.35                4.10            2.20
Fourth Quarter             0.54                0.28                3.08            1.63

2003
First Quarter              0.46                0.34                2.95            2.03
Second Quarter             0.66                0.32                4.99            2.00
(to 31 May)


                           The London Stock Exchange                    Nasdaq
                           -------------------------            -----------------------
                              (Pounds per Share)                (U.S. Dollars per ADS)
                          High                 Low                High             Low
                          ----                 ---                ----             ---
December, 2002             0.45                0.38                3.04            2.37
January, 2003              0.46                0.35                2.95            2.30
February, 2003             0.42                0.37                2.65            2.41
March, 2003                0.40                0.34                2.61            2.16
April, 2003                0.32                0.47                3.02            2.00
May, 2003                  0.66                0.43                4.54            2.75

            At 2 June 2003, 23,985,140 Ordinary Shares and ADRs evidencing 5,805,956 ADSs (representing 23,223,824 Ordinary Shares) were held of record in the U.S. These Ordinary Shares and ADRs, were held by 11 and 35 record holders, respectively, and represented 1.59% of, and evidenced ADSs representing 1.54% of, respectively, the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

            In 1996, we issued 314,000 units, consisting of 12% Senior Discount Notes due 2006 and warrants to purchase Ordinary Shares. Both the Discount Notes and the Warrants are listed on the London Stock Exchange although we do not believe any active trading market exists for either the Discount Notes or the Warrants. Accordingly, no price information is provided for the Discount Notes or Warrants.

            We issued (pound)50,000,000 principal amount of 10.125% Senior Notes due November 2007 ("Sterling Senior Notes"), DM150,000,000 principal amount of 8.875% Senior Notes due November 2007 ("DM 8.875% Senior Notes"), DM600,000,000 principal amount of 2% Senior Convertible Notes due August 2005 ("DM Senior Convertible Notes"), DM600,000,000 principal amount of 7.625% Senior Notes due July 2008 ("DM 7.625% Senior Notes"), (euro)295,000,000 principal amount of 2% Senior Convertible Notes due March 2006 ("Senior Convertible Notes due March 2006"), (euro)368,000,000 principal amount of 2% Senior Convertible Notes due December 2006 ("Senior Convertible Notes due December 2006"), (euro)320,000,000 principal amount of 7.625% Senior Notes due December 2009 ("(euro)7.625% Senior Notes") and (euro)402,500,000 principal amount of 2% Senior Convertible Notes due April 2007 ("Senior Convertible Notes due 2007") (the Sterling Senior Notes, DM 8.875% Senior Notes, DM Senior Convertible Notes, DM 7.625% Senior Notes, Senior Convertible Notes due March 2006, Senior Convertible Notes due December 2006, (euro)7.625% Senior Notes and the Senior Convertible Notes due 2007 are collectively referred to as the "Senior Notes"). The Senior Notes are listed on the London Stock Exchange although we do not believe any active trading market exists for the Senior Notes. Accordingly, no price information is provided for the Senior Notes.

     B.     Plan of Distribution

            Not Applicable.

     C.     Markets

            See subsection A entitled "Offer and Listing Details," above.

ITEM 10.    ADDITIONAL INFORMATION

     A.     Share Capital

            Not Applicable.

     B.     Memorandum and Articles of Association

            We are registered with the Registrar for Companies for England and Wales under Company No. 3232904.

Object and Purposes

            Our principal objects are to carry on business as a public limited company and to carry on any trade or business whatsoever. We have multiple business objectives and purposes and is authorised to do such things as the board may consider to further the Company's interests, all as provided in its Memorandum of Association at clause 4.

Directors

(A)   Subject to the  provisions of the  Companies  Acts and of paragraph (J) of article 94 of the Articles of Association, no director or proposed or intending director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the Company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

      Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

      (i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings,

      (ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

      (iii) where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate,

      (iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company,

      (v) any contract concerning any other company (not being a company in which the director owns one per cent or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever,

      (vi) any contract concerning the adoption, modification or operation of a pension fund or retirement death or disability benefits scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates,

      (vii) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates, and

      (viii)any contract for the purchase or maintenance for any director or directors of insurance against any liability.

      A company shall be deemed to be one in which a director owns one per cent or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company or of the voting rights available to members of that company. For the purpose of this paragraph of this article there shall be disregarded any shares held by the director or any such person as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his, or any such person's, interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he, or any such person, is interested only as a unit holder.

      Where a company in which a director owns one per cent or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

      If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

      A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

      References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(B) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the Company is interested and the director seeking to vote or be counted in the quorum owns one per cent or more of it.

(C) The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(D) No person shall be disqualified from being appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice or comply with any other special formality in connection with his appointment or election. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for appointment or reappointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or reappointment of that director, at that meeting. At each Annual General Meeting of COLT until the Annual General Meeting in 2001, as nearly as possible, one third of the directors will retire by rotation and be eligible for re-election. At the Annual General Meeting in 2002 and at each annual general meeting thereafter, all directors will retire and be eligible for re-election.

(E)   No shareholding qualification for directors shall be required.

Shares

            COLT's authorised share capital consists of 2,075,000,000 Ordinary Shares.

Ordinary Shares

            Voting Rights. Subject to any special rights or restrictions (including disenfranchisement) as to voting attached by or in accordance with the Articles to any class of shares, every shareholder present in person at a general meeting shall have one vote on a show of hands and on a poll every shareholder present in person or by proxy shall have one vote for each share held.

            An annual general meeting of shareholders must be held once in every year (within a period of not more than 15 months after the holding of the last preceding annual general meeting). The Board of Directors may convene an extraordinary general meeting of shareholders whenever they think fit. General meetings may be held at such time and place as may be determined by the Board of Directors. An annual general meeting may be convened on at least 21 clear days written notice to shareholders entitled to receive notice. Most extraordinary general meetings may be convened on at least 14 clear days written notice, but extraordinary general meetings at which it is proposed to pass certain types of special resolutions must be convened on at least 21 clear days written notice. Except as otherwise provided by the Articles, two shareholders present in person or by proxy and entitled to vote shall constitute a quorum for all purposes at general meetings.

            Voting at any general meeting is by a show of hands unless a poll is properly demanded. A poll may be demanded by (i) the chairman of the meeting,
(ii) not less than five shareholders present in person or by proxy and entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and to vote at such meeting or
(iv) any shareholder or shareholders present in person or by proxy and holding shares in COLT conferring a right to attend and to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Where a poll is not demanded, the interests of beneficial owners of Ordinary Shares who hold through a nominee may not be reflected in votes cast on a show of hands if such nominee does not attend the meeting or receives conflicting voting instructions from different beneficial owners for whom it holds as nominee. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll. COLT's listing arrangements with the Nasdaq National Market require that a poll be taken with respect to any proposed action on which the holders of the American Depositary Receipts (ADRs) have not instructed the depositary to vote the same way.

            Unless otherwise required by law or the Articles of Association, voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares) requires the affirmative vote of a majority of the shareholders entitled to vote and present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate a majority of the votes actually cast on the ordinary resolution, in the case of a vote by poll. A special resolution (e.g., a resolution amending the Memorandum of Association or Articles of Association, changing the name of COLT or waiving the statutory pre-emptive rights) or an extraordinary resolution (e.g., modifying the rights of any class of shares at a meeting of the holders of such class or relating to certain matters concerning the liquidation of COLT) requires the affirmative vote of not less than three-fourths of the shareholders entitled to vote and present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate at least three-fourths of the votes actually cast on the resolution, in the case of a vote by poll. In the case of a tied vote, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast a deciding vote.

            Dividends. COLT may by ordinary resolution of the shareholders declare dividends but no such dividend shall exceed the amount recommended by the directors. If and so far as in the opinion of the directors the financial position of COLT justifies such payments, the directors may also from time to time pay interim dividends of such amounts and on such dates and in respect to such periods as they think fit. Subject to the extent that rights attached to any shares or the terms of issue thereof provide otherwise, all dividends shall (as regards shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid proportionately to the amounts paid up during any portion of the period in respect of which the dividend is paid. No amount paid up on a share in advance of calls shall be treated as paid up on the share.

            No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Companies Act 1985. No dividend or other moneys payable on or in respect of a share shall bear interest against COLT. Any dividend unclaimed after a period of twelve years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to COLT. Dividends may be declared or paid in any currency. Sanctions imposed, in accordance with the Articles of Association, upon certain shareholders may include the withholding of payment of all or any part of any dividends in specified circumstances.

            Distribution of Assets. Upon the winding up of COLT, the remaining assets available for distribution will be paid to the holders of Ordinary Shares.

            If COLT commences liquidation, the liquidator may, with the sanction of a special resolution of COLT and any other sanction required by law: (i) divide amongst the shareholders in kind the whole or any part of the assets of COLT (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out between the shareholders or different classes of shareholders; or (ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator shall think fit; but no shareholder shall be compelled to accept any shares or other assets in respect of which there is any liability.

            Issues of Shares. Subject to the Companies Act 1985 and without prejudice to any special rights previously conferred on the holders of any issued shares or class of shares, any share in COLT may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividends, return of capital, voting or otherwise, as an ordinary resolution of a general meeting of shareholders may from time to time determine (or, in the absence of any such determination, as the Board of Directors may determine). Subject to the provisions of the Companies Act 1985 and the rights conferred on the holders of existing shares, COLT may issue redeemable shares.

            Subject to the provisions of the Companies Act 1985 relating to authority, pre-emptive rights and otherwise and of any resolution of COLT in general meeting, all unissued shares shall be at the disposal of the directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

            Transfer of Shares. The Ordinary Shares are eligible for trading in CREST, a paperless settlement system enabling securities to be evidenced in uncertificated form and transferred otherwise than by a written instrument, which was introduced in the United Kingdom in July 1996. Any holder of certificated shares may transfer all or any of his shares by an instrument of transfer in any usual or in any other form which the directors may approve. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully paid shares), provided that when any such shares are admitted to the Official List of the London Stock Exchange, such discretion may not be exercised to prevent dealings in such shares from taking place on an open and proper basis. The directors may also refuse to register any transfer (whether fully paid or not) to more than four persons jointly. The directors may also refuse to register a transfer of certificated shares unless the instrument of transfer is both (i) in respect of only one class of share, and (ii) lodged with COLT accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make such transfer. Pursuant to the Articles of Association, the Board of Directors may decline to register a transfer of COLT's shares if a restriction notice has been served on the shareholder unless the transfer is shown to the Board of Directors to be pursuant to an arm's length sale (as defined in the Articles of Association). Where the Ordinary Shares are held in uncertificated form the directors may refuse to register the transfer only if such transfer is not in accordance with the regulations relating to CREST or the transfer is in favour of more than four transferees.

Variation of Rights

            Subject to the provisions of the Companies Acts, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the Company shall with any necessary modifications apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, (but so that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class shall be entitled on a poll to one vote for every share of the class held by him and that any holder of shares of the class present in person or by proxy may demand a poll.

General Meetings and Extraordinary General Meetings

            Any general meeting of the Company other than an annual general meeting shall be called an extraordinary general meeting. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act. The board may convene an extraordinary general meeting whenever it thinks fit.


            Two members present in person or by proxy and entitled to vote shall constitute a quorum for all purposes, save as otherwise provided by the Articles of Association. If a quorum is not present within five minutes after the commencement time of the meeting, the meeting will be adjourned to another day, being not less than three and not more than twenty eight days later. At that reconvened meeting, one member present in person or by proxy shall constitute a quorum.

            The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director, the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or to otherwise comply with such security arrangements or restrictions.

Limitations on Rights to own Shares

            Shareholders with registered addresses outside the United Kingdom are not entitled to receive notices from COLT unless they have given COLT an address within the United Kingdom at which such notices may be served. There are no limitations in the Articles of Association on the rights of non United Kingdom citizens or residents to hold or exercise voting rights attached to the Ordinary Shares.

Change in Control

            None.

Notification of Shareholding

            There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Electronic Communications with Shareholders.

            Certain shareholder documents, which the Companies Act 1985 previously required a company to transmit to its members in writing, may be sent (where the shareholder concerned has expressly agreed) to an electronic address nominated by the shareholder for that purpose. We may also post communications on our website where they will be accessible by shareholders and, subject to various safeguards, receive proxies electronically. The procedures are not mandatory - they enable the Company and those of its shareholders who wish to do so to communicate electronically only if both the Company and shareholder concerned expressly agree. Members will not be obliged to receive electronic communications if they do not wish to do so.

Differences from law in host country

            With respect to the items discussed above, applicable U.K. law is not materially different from applicable U.S. law, except that the U.S. threshold for shareholder ownership disclosure is 5% whereas the U.K. threshold for shareholder ownership disclosure is 3%.

Changes in Capital

            The provisions in the Memorandum and Articles of Association in respect of changes in the Company's capital are no more stringent than required by English law. Thus, the Company may by ordinary resolution increase, consolidate, consolidate and then divide, sub-divide its shares or any of them (subject to the Companies Acts), or cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person. The Company may, subject to the Companies Act, by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve.

     C.     Material Contracts

            We have not entered into any material contracts other than in the ordinary course of business in the past two years.

     D.     Exchange Controls

            There are currently no U.K. foreign exchange control restrictions on remittances of dividends on Ordinary Shares or on the conduct of our operations.

            Under English Law persons who are neither residents nor nationals of the U.K. may freely hold, vote and transfer their Ordinary Shares in the same manner as U.K. residents or nationals.

     E.     Taxation

General

            In this section we summarise U.K. tax consequences and U.S. federal income tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of senior notes, units, discount notes, convertible notes, warrants, Ordinary Shares and Ordinary Shares represented by ADSs, or, collectively, the "instruments." This summary is not a comprehensive description of all of the tax consequences that may be relevant to holders of these instruments, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of the instruments. In particular, the summary does not address your tax treatment if you are subject to special tax rules under income tax law, for example, if you are

      o a bank, life insurance company, regulated investment company or other financial institution,

      o     a broker or dealer in securities or foreign currency,

      o     a person that has a functional currency other than the U.S. dollar,

      o a person who acquires an instrument in connection with employment or other performance of services,

      o     a person subject to alternative minimum tax,

      o a person who owns an instrument as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or constructive ownership transaction,

      o     a tax-exempt entity, or

      o     an expatriate of the United States.

If you hold 10% or more in voting power or value of our Ordinary Shares, including through ownership of outstanding ADSs, you could be subject to additional rules for shareholders of controlled foreign corporations that we do not discuss in this summary.

            In addition, the following summary of U.K. tax consequences does not, except where specifically discussed, address the tax consequences to you if you are a U.S. holder

      o that is resident, or, in the case of an individual, ordinarily resident, in the U.K. for U.K. tax purposes,

      o whose holding of any instruments is effectively connected with a permanent establishment in the U.K. through which you carry on business activities or, if you are an individual who performs independent personal services, with a fixed base situated in the U.K., or

      o that is a corporation which, alone or together with one or more associated corporations, directly or indirectly controls 10% or more of COLT.

            For purposes of this summary, a U.S. holder is

      o a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws,

      o a corporation, partnership or other entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organised in or under the laws of the United States, any of its states or the District of Columbia, unless otherwise provided by Treasury regulations,

      o an estate the income of which is subject to U.S. federal income taxation regardless of its source,

      o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations, or

      o any person otherwise subject to U.S. federal income tax on a net income basis in respect of any of the instruments,

and if your status as a U.S. holder is not overridden pursuant to the provisions of an applicable tax treaty.

            This summary applies only to U.S. holders who hold instruments as capital assets, which generally are assets held for investment rather than as inventory or as property used in a trade or business. In addition, except where specifically discussed, this summary applies to you only if you purchased a unit, senior note, discount note, or convertible note pursuant to its initial offering at the applicable issue price described below. Further, with respect to the discount notes and convertible notes, except where we make reference specifically to the book-entry interests or the definitive registered securities, this summary applies to both forms of ownership. This summary is based upon:

      o current U.K. law and current U.S. federal income tax law and the practices of the U.K. Inland Revenue and the U.S. Internal Revenue Service, and is subject to subsequent changes to those laws and practices, which could have retroactive effect,

      o to the extent it is still applicable, the 1975 U.S.-U.K. tax treaty relating to income taxes (the "1975 Treaty")

      o     the New Income Tax Convention (as defined below), and

      o the U.S.-U.K. tax treaty relating to estate and gift taxes that is currently in effect.

            The following summary does not address the tax consequences to holders of instruments under state, local or other (e.g., non-U.S. federal income, non-U.K.) tax laws.

            U.S. holders of ADSs will be treated as owners of the Ordinary Shares underlying the ADSs evidenced by ADRs. Accordingly, unless otherwise noted, the U.S. federal income and U.K. tax consequences discussed below apply commensurately to U.S. holders of ADSs and Ordinary Shares.

            For purposes of discussing the tax consequences of investments in notes, we refer to the (euro) senior convertible notes and the DM senior convertible notes together as convertible notes. In this summary the senior notes are a separate category of notes that do not have a conversion feature.

            Holders of instruments should note that the U.S. and the U.K. signed a new version of the Income Tax Convention on 24 July 2001 (the "New Income Tax Convention") which entered into force on 31 March 2003. For U.K. taxes withheld at source, the New Income Tax Convention is effective from 1 May 2003.

            Holders of instruments should also note that any person who is or would have been entitled to greater benefits under the 1975 Treaty than that person is under the New Income Tax Convention may elect to have the provisions of the 1975 Treaty apply in their entirety for a period of 12 months from the date on which the New Income Tax Convention otherwise would have effect. Holders of Instruments are advised to consult their own tax advisers with respect to the overall tax implications of the New Income Tax Convention, including specifically the implications of making the above mentioned election.

U.K. Tax Consequences

            We are resident in the U.K. for U.K. tax purposes. The statements regarding U.K. tax consequences set forth below relate only to the position of persons who are the absolute beneficial owners of the relevant notes, units, warrants or shares and may not apply to some classes of holders, such as dealers in securities.

            If you are considering the acquisition, ownership or disposition of the instruments, you should consult your own tax advisor concerning the U.K. tax consequences in light of your particular situation.

Taxation of the Senior Notes, the Convertible Notes and the Discount Notes

            Payment on the Notes. Provided the senior notes, the convertible notes and the discount notes continue to be listed on the London Stock Exchange, or some other stock exchange recognised by the U.K. Inland Revenue, payments of interest to you may be made without withholding or deduction for U.K. income tax.

            In other cases, interest will generally be paid after deduction of U.K. income tax at the lower rate, currently 20%. If you reside in a jurisdiction other than the U.K., you may be entitled to a refund of all or part of any tax withheld or to make a claim for interest on your senior notes, convertible notes and discount notes to be paid without, or subject to a reduced rate of, deduction or withholding under the provisions of an applicable tax treaty. A refund of all or part of any tax withheld may also be available, depending on your individual circumstances, if you are a Commonwealth citizen or otherwise entitled to a U.K. personal allowance.

            You will not generally be assessed for U.K. income tax on the discount or interest on the note. If you are, you may be able to make a claim under an appropriate tax treaty for an exemption from, or a reduction of, any U.K. tax liability that would otherwise arise.

            Original Issue Discount. You will be paid original issue discount without withholding for U.K. income tax.

            Sale or Disposal, including Conversion or Redemption. You will not be liable for U.K. tax on gains realised on the sale or other disposal, including conversion or redemption, of your notes.

Taxation of the Warrants

            You will not be liable for U.K. tax on the exercise, disposal or abandonment of your warrants.

Taxation of Ordinary Shares or ADSs

            Taxation of Dividends. We do not currently anticipate paying dividends within the foreseeable future.

            There is no U.K. withholding tax on dividends. A shareholder resident for U.K. tax purposes in the United Kingdom who receives a dividend from us may generally claim a tax credit in an amount equal to one-ninth of the dividend. The 1975 Treaty, if it is still applicable by virtue of any election made under the New Income Tax Convention, provides for you to claim a similar tax credit, but also provides for a deduction to be withheld from it of an amount equal to 15% of the aggregate of the dividend and of the credit; the deduction so withheld accordingly eliminates your tax credit claim.

            Under the New Income Tax Convention, U.S. Holders are no longer entitled to a payment in respect of any U.K. tax credit received, nor are dividends subject to a notional U.K. withholding tax.

            Disposition of the Ordinary Shares or ADSs. You will not be liable for U.K. tax on gains realised on the sale or other disposal of your Ordinary Shares or ADSs.

Inheritance and Gift Taxes

            If you are an individual domiciled in the U.S. for the purposes of the U.S.-U.K. estate tax treaty and you are not a national of the U.K. for the purposes of the U.S.-U.K. estate tax treaty, you will generally not be subject to U.K. inheritance tax in respect of the instruments on your death or upon a gift of any of the instruments during your lifetime provided that you have paid any applicable U.S. federal gift or estate tax liability. If you have placed any instruments you acquired in a trust when you were a U.S. holder, those instruments will generally not be subject to U.K. inheritance tax if, at the time you placed them in a trust, you were domiciled in the U.S. and you were not a U.K. national. In the exceptional case where you are subject to U.K. inheritance tax and U.S. federal gift or estate tax with respect to any of the instruments you hold or previously acquired, the U.S.-U.K. estate tax treaty generally provides that the tax you pay in the U.K. may be credited against federal tax you pay in the U.S. and federal tax you pay in the U.S. may be credited against tax you pay in the U.K. based on priority rules set out in the U.S.-U.K. estate tax treaty.

Stamp Duty and Stamp Duty Reserve Tax

            No U.K. stamp duty or stamp duty reserve tax is payable on the issue, transfer, conversion or redemption of your senior notes, convertible notes or discount notes, or on the issue of warrants.

            There will generally be a liability to stamp duty on a transfer of warrants, or Ordinary Shares acquired upon exercise of the warrants, at the rate of 0.5 percent of the amount or value of the consideration given for the transfer, rounded up to the nearest (pound)5 where necessary. Stamp duty is normally a liability of the purchaser.

            There will also generally be a liability to stamp duty reserve tax on an agreement to transfer your warrants, or Ordinary Shares acquired on exercise of the warrants, at the rate of 0.5 percent of the amount or value of the agreed consideration. However, the stamp duty reserve tax liability is cancelled, and the tax will be refunded if already paid, if the agreement is completed by a duly stamped instrument of transfer within six years of the date on which the agreement was made, or, if the agreement was conditional, the date on which the condition is satisfied.

            You may be charged stamp duty or stamp duty reserve tax at the higher rate of 1.5 percent of the amount or value of the consideration, or in some circumstances, the value of the Ordinary Shares transferred or issued to you, your nominee, or your agent, if you are a person whose business is or includes the provision of clearance services or the issuance of depositary receipts. If your business is or includes clearance services, you may elect, with the U.K. Inland Revenue's approval in some circumstances, to be subject to stamp duty reserve tax at the normal rate on transactions within the service, instead of at the higher rate, on the issue or transfer of shares into the clearance service.

Deposit Agreement

            No stamp duty reserve tax is chargeable on an agreement for the transfer of an ADR or beneficial ownership of an ADR; and no stamp duty is payable on the acquisition or transfer of an ADS evidenced by an ADR or beneficial ownership of an ADR, provided that any instrument of transfer or written agreement to transfer is not executed in or brought into the U.K.

U.S. Federal Income Tax Consequences

            The following summary is based upon the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated and proposed under the Internal Revenue Code, judicial authority and current administrative rulings and practices. All of these are subject to change, possibly with retroactive effect, or different interpretations. We have not sought any ruling from the Internal Revenue Service with respect to any matter described in the following summary, and we cannot provide any assurance that the IRS or a court will agree with the statements we make in this summary.

            For purposes of this summary, the spot rate generally means a rate that reflects a fair market rate of exchange available to the public for currency under a spot contract in a free market and involving representative amounts. A spot contract is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If a spot rate cannot be demonstrated in this manner, the IRS has the authority to determine the spot rate.

Taxation of COLT

            In general, we will be subject to U.S. federal income tax only to the extent we have income which has its source in the U.S. or is effectively connected with a U.S. trade or business. We anticipate that we will derive substantially all of our income from foreign sources and that none of our income will be effectively connected with a U.S. trade or business, except for the modest amounts of income from our two U.S. subsidiaries. In addition, we anticipate that any U.S. source investment income we derive will come from investments the interest on which will be exempt from U.S. federal income taxation. In sum, we should be subject to little or no U.S. federal income taxation.

The Units

            Each unit is comprised of one discount note and one warrant. For U.S. federal income tax purposes, the issue price of a unit is allocated between the discount note and warrant components based on the relative fair market value of each component to the fair market value of both components taken together as a unit. Under the original issue discount regulations provided by the U.S. Treasury, the issue price of the unit is equal to the offering price to the public, not including any bond house, broker or similar person or organisation acting in the capacity of an underwriter, placement agent or wholesaler, at which a substantial number of the units is sold. Based on this method, we have determined that each discount note was originally issued with an issue price of $540.67 per $1,000 principal amount at maturity, and each warrant was originally issued with an issue price of $18.08. This allocation reflects our best judgement as to the relative values of the components at the time of original issuance, but we cannot assure you that the IRS will not challenge our allocation. If the IRS successfully challenges our allocation of the issue price, then the amount of OID accrual, as explained below, and the amount of gain or loss on the taxable disposition of your discount notes or warrants, would be different from that resulting under our allocation.

            Our determination of the issue price allocation between the discount notes and warrants is binding on you, unless you disclose the use of a different issue price allocation on the applicable form attached to your timely filed U.S. federal income tax return for the taxable year that includes your acquisition of the unit. If you acquire a unit at a price different from that on which our allocation is based, you may be treated as having acquired your discount notes for an amount greater or lesser than the amount we allocated to the discount notes, thereby resulting in acquisition premium or market discount, as explained below. If you intend to use an issue price allocation different from our allocation, you should consult your tax advisor as to the consequences.

            One consequence of allocating issue price to the warrant portion of a unit is that the issue price of the discount note is lower than the issue price of the unit. As a result, even though the discount notes have by their own terms already accreted discount to reach their fully accreted principal amount, for U.S. federal income tax purposes there is still additional OID to be accrued, as described below, so that U.S. holders of discount notes will generally continue to accrue OID in excess of cash payments on the discount notes until maturity or earlier redemption.

Taxation of the Senior Notes, the Discount Notes and the Convertible Notes

            Interest on the Senior Notes. If you use the accrual method of accounting for U.S. federal income tax purposes, you generally will be required to include interest in income as the interest accrues on the senior notes. If instead you use the cash basis method of accounting, you generally will be required to include interest in income when you receive interest payments on the senior notes. This interest generally is treated as foreign source passive income or financial services income for U.S. foreign tax credit purposes. Based upon applicable Treasury regulations, the senior notes are not treated as having been issued with OID, as explained below.

            If you are a cash basis holder, the amount you are required to include in income upon receipt of a payment on your senior notes is the U.S. dollar value of the amount paid, determined on the basis of the spot rate on the date you receive the payment, regardless of whether the payment is in fact converted into U.S. dollars. You will not recognise exchange gain or loss upon receipt of the interest payment.

            Unless you have made a spot rate convention election described below, if you are required to accrue interest income on a senior note prior to receipt, then you will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during that year, determined by translating the accrued interest at the average rate of exchange for the period, or partial period if the period spans two taxable years, during which the interest has accrued. The average rate of exchange for an interest accrual period is the simple average of the exchange rates for each business day of that period, or some other average that you have reasonably derived and consistently applied. Upon receipt of an interest payment in foreign currency, you will recognise ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the foreign currency you receive, determined on the basis of the spot rate on the date you receive the payment, and the U.S. dollar value of the interest income that you have previously included in income with respect to that interest payment. Generally, this gain or loss will be treated as ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

            You may make a spot rate convention election to translate accrued interest into U.S. dollars at the spot rate on the last day of an accrual period, or, in the case of an accrual period that spans two taxable years and is thus treated as two partial periods, at the spot rates on the last day of the taxable year and on the last day of the accrual period. Additionally, if you receive a payment of interest within five business days of the last day of the accrual period, you may instead translate the accrued interest into U.S. dollars at the spot rate on the day of receipt. If you make a spot rate convention election, then you must apply it consistently to all debt instruments from year to year, and you cannot change the election without the consent of the IRS. You should consult your tax advisor regarding this election.

            Interest on the Discount Notes and Convertible Notes. For the reasons discussed below, the discount notes and convertible notes are deemed to have been issued with original issue discount (OID) for U.S. federal income tax purposes. Accordingly, if you hold a discount note or convertible note, then, regardless of whether you are a cash or accrual basis taxpayer, you are required to include in income in each taxable year, in advance of your receipt of cash payments on the discount notes or convertible notes, that portion of the OID, computed on a constant interest rate basis, attributable to each day of the year during which you held the discount notes or convertible notes. The amounts of OID are determined in the foreign currency in which the notes are denominated and are then translated into U.S. dollars. The OID generally is treated as foreign source passive income or financial services income for U.S. foreign tax credit purposes.

            The amount of OID with respect to each discount note and convertible note is equal to the excess of its stated redemption price at maturity over its issue price. The issue price for a discount note is the amount of the unit issue price that we allocated to the discount note or another issue price that you determined in the manner discussed above. The issue price for a convertible note is equal to the offering price to the public, not including any bond house, broker or similar person or organisation acting in the capacity of an underwriter, placement agent or wholesaler, at which a substantial number of the convertible notes is sold, which in the case of the July 1998 offering of convertible notes was 1,000DM, and in each of the March 1999, December 1999 and March 2000 offerings was (euro)1,000.

            The stated redemption price at maturity of each discount note and convertible note includes all payments to be made in respect of the note, other than payments of qualified stated interest. Qualified stated interest is interest that is unconditionally payable in cash or property, except additional debt of the debtor, at least annually at a single fixed rate. Because no interest was paid on the discount notes prior to 2002, none of the stated interest actually paid on the discount notes will constitute qualified stated interest unless the discount notes are deemed reissued for purposes of computing OID. Your discount notes are deemed reissued if we exercise our unconditional option to make payments on the discount notes under an alternative schedule or schedules. So, in the absence of a deemed reissuance, the stated redemption price at maturity of a discount note equals the sum of all cash payments required to be made on the discount note, including both principal and stated interest. By contrast, convertible notes pay interest annually at a stated percentage of the issue price, followed by a receipt of a redemption price higher than the issue price. The convertible notes' stated interest constitutes qualified stated interest, and thus their stated redemption price at maturity consists only of the redemption price.

            Taxation of OID. If you hold a debt instrument issued with OID, in each taxable year you are required to include in gross income for federal income tax purposes an amount equal to the sum of the daily portions of the OID for all days during the taxable year on which you hold the debt instrument, including the purchase date but excluding the disposition date. The daily portions of OID required to be included in your gross income in a taxable year are determined on a constant interest rate basis by allocating to each day during the taxable year on which you hold the debt instrument a pro rata portion of the OID on the debt instrument which is attributable to the accrual period in which that day is included. The amount of the OID on your discount note or convertible note attributable to each accrual period is the product of its adjusted issue price at the beginning of the accrual period multiplied by its yield to maturity, less any qualified stated interest for that accrual period. Your discount note's or convertible note's yield to maturity is that discount rate which, when used in computing the present value of all principal and stated interest payments to be made on a discount note or convertible note, produces an amount equal to its issue price. The adjusted issue price of your discount note or convertible note at the beginning of an accrual period is its issue price plus the aggregate amount of OID that accrued in all prior accrual periods, determined without regard to the rules described below concerning acquisition premium and bond premium, less any cash payments you receive on the discount note or convertible note other than qualified stated interest.

            Unless you have made a spot rate convention election, you will be required to include in gross income for each taxable year the U.S. dollar value of the OID that has accrued during that year, determined by translating the accrued OID at the average rate of exchange for the period during which the OID has accrued, or partial period if the OID accrual period spans two taxable years. The average rate of exchange for an accrual period is the simple average of the exchange rates for each business day of the period, or some other average that you have reasonably derived and consistently applied. Upon receipt of a payment of OID in a foreign currency, you will recognise ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the foreign currency you received, determined on the basis of the spot rate on the date the payment is received, and the U.S. dollar value of the OID that you have previously included in income with respect to the payment. Generally, this gain or loss will be treated as ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

            If you have made a spot rate convention election, then you must translate OID into U.S. dollars at the spot rate on the last day of the accrual period for the OID. In the case of an accrual period that straddles the last day of your taxable year and is thus treated as two partial periods, you must translate OID into U.S. dollars at the spot rates on the last day of your taxable year and on the last day of the accrual period. Additionally, if you receive a payment of OID within five business days of the last day of the accrual period, you may instead translate the OID into U.S. dollars at the spot rate on the day of receipt.

            Options Which Affect the Discount Notes' Yield to Maturity. We have unconditional options that, if exercised, would cause payments on the discount notes to be made under an alternative payment schedule or schedules. As a result, we are deemed to exercise or not exercise these options in the manner and in the combinations that minimise the yield to maturity on the discount notes. For purposes of choosing among these alternate calculations, the alternate yields to maturity on the discount note are determined by using any date on which the discount note may be redeemed or repurchased as the maturity date and the applicable amount payable on that date as the principal amount payable at maturity.

            If the exercise of an option actually occurs or does not occur contrary to the baseline assumption described in the preceding paragraph, then, except to the extent that a portion of your discount note is repaid as a result of the change in circumstances, the yield to maturity of your discount note is redetermined, solely for purposes of computing the accrual of OID, by treating your discount note as reissued on the date of the change in circumstances for an amount equal to the discount note's adjusted issue price on that date.

            Election to Treat all Interest as OID. If you hold a discount note, a convertible note or a senior note, then you may be eligible to elect to include in gross income for U.S. federal income tax purposes all interest that accrues on the discount note, the convertible note or the senior note by accruing daily portions of interest on a constant interest rate basis as described above. For purposes of the election, interest includes stated and unstated interest, acquisition discount, OID, de minimis OID, market discount and de minimis market discount, as adjusted by any amortisable bond premium or acquisition premium. If you make this election in respect of a discount note, a convertible note or a senior note with market discount or bond premium, you will be deemed to have made an election to currently include market discount in income or to amortise bond premium, as the case may be. You should consult your tax advisor regarding this election.

            Acquisition Premium. If you acquire a discount note or convertible note and immediately after acquisition your income tax basis in the note, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest,

      o exceeds the discount note's or convertible note's adjusted issue price, but

      o     is less  than or equal  to the sum of all  amounts  that  are  still
            payable  on  the  discount  note  or  convertible   note  after  the
            acquisition date, other than any qualified stated interest,

then the excess over adjusted issue price is acquisition premium. The daily portion of the OID that you are required to include in income will be reduced by an amount equal to the OID multiplied by the fraction obtained by taking the acquisition premium and dividing it by the amount of OID for the period remaining after your purchase to the maturity date of the discount note or convertible note. As with the OID itself, the amount of acquisition premium is determined in the foreign currency in which the note is denominated.

            Market Discount. Generally, the market discount rules discussed below will not apply to the senior notes, discount notes or convertible notes that you acquire in an original issuance of these notes. However, you can acquire a note at market discount if you acquire a note and immediately after acquisition your income tax basis in the note, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest,

      o is less than its stated principal amount, in the case of a senior note, or

      o is less than its revised issue price, as defined below, in the case of a convertible note or a discount note.

For federal income tax purposes you will not be treated as having purchased a note with market discount if the amount of market discount is less than a de minimis threshold amount.

            The revised issue price of a discount note or convertible note generally equals the sum of its issue price, plus the total amount of OID includible in the gross income of all holders for periods before you acquired the discount note or convertible note, without regard to any reduction in that income resulting from acquisition premium or amortisable bond premium, and minus any cash payments on the note in those periods other than qualified stated interest.

            Under the market discount rules, you must treat any gain on the sale, exchange, redemption, or other taxable disposition of a senior note, discount note or convertible note, or any appreciation in a note in the case of a nontaxable disposition such as a gift, as ordinary income to the extent that market discount has accrued on the note. You are also generally required to defer, until the maturity of the note or earlier taxable disposition, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the senior note, discount note or convertible note. The senior notes, the discount notes and the convertible notes provide that they may be redeemed, in whole or in part, before maturity. If some or all of the senior notes, discount notes or convertible notes are redeemed and you have acquired those notes with market discount, then you will be required to treat the principal payment as ordinary income to the extent of accrued market discount on all of your senior notes, discount notes or convertible notes.

            Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue the market discount on a constant interest rate method. You may also elect to include market discount in income currently as it accrues, on either a ratable or constant interest rate method, and your basis in the note will increase by the amounts included in your income. If you make this election, the rules described above regarding ordinary income on dispositions and deferral of interest deductions will not apply. This current inclusion election, once made, applies to all market discount obligations you acquire on or after the first day of the first taxable year to which the election applies, and you may not revoke the election without the consent of the IRS. You should consult your tax advisor regarding these market discount elections.

            In the case of a debt instrument denominated in a foreign currency - for example, the senior notes and the convertible notes - market discount is computed in the applicable foreign currency. If you do not elect current inclusion of market discount, accrued market discount is translated into U.S. dollars at the spot rate on the date of payment or disposition. No part of this accrued market discount is treated as exchange gain or loss. If you elect current inclusion of market discount, the amount of market discount currently includible in income for a taxable year is the U.S. dollar value of the market discount that has accrued during the year, determined by translating the accrued market discount at the average rate of exchange for the accrual period or periods, including, if applicable, the two partial periods in the case of an accrual period that straddles your taxable year. Accordingly, you will recognise exchange gain or loss with respect to this accrued market discount under the same rules that apply to accrued interest you receive on a senior note or convertible note if you are on the accrual basis or to OID you receive on a discount note or convertible note.

            Amortisable Bond Premium. If you acquire a senior note and immediately after acquisition your income tax basis in the note, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest, exceeds its stated principal amount, then you will be considered to have acquired the senior note with bond premium in an amount equal to that excess. Similarly, if you acquire a discount note and immediately after acquisition your income tax basis in the note, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest, is greater than its stated redemption price at maturity, then you will be considered to have acquired the discount note with bond premium in an amount equal to that excess. However, because your discount notes will never pay any qualified stated interest unless deemed reissued with qualified stated interest payments, as discussed above, it is unlikely a discount note would ever be acquired with bond premium. You generally may elect to amortise bond premium over the remaining term of the senior note or discount note on a constant interest rate method, and the amount amortised in any year will be treated as a reduction of your interest income from the note for that year. If the bond premium amortisation would be lower if calculated based on an earlier optional redemption date and price than the amount of amortisation calculated through that date based on the note's maturity date and its stated principal amount, then you must calculate the amount and timing of the bond premium amortisation deductions assuming that the senior note or discount note will be redeemed on that earlier date at the optional redemption price. You may generally recalculate your bond premium amortisation amount and schedule of deductions to the extent your note is not actually redeemed on the optional redemption date. If you elect to amortise bond premium, you must reduce your tax basis in the related senior note or discount note by the aggregate amount of bond premium amortised. If you do not elect to amortise bond premium, then the bond premium on your note will decrease the gain or increase the loss that you otherwise recognise on a disposition of that note. Any election to amortise bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies and that you thereafter acquire. You may not revoke an election to amortise bond premium without the consent of the IRS. You should consult with your tax advisor regarding this election.

            The amortisable bond premium rules also apply to your acquisition of a convertible note, but only after first determining the amount of your income tax basis that is amortisable under these rules. For these purposes, your income tax basis in your convertible note immediately after acquisition, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest, is reduced by any value attributable to your option to convert the note into Ordinary Shares of COLT. If your income tax basis in the note as adjusted is still greater than the convertible note's stated redemption price at maturity, then the excess over the stated redemption price at maturity, if you so elect, is subject to the rules governing the deduction of amortisable bond premium as described above.

            With respect to a discount note or convertible note, if you acquire the note with amortisable bond premium, then you are not required to include any amounts of OID in income with respect to the note because there is no discount between your cost basis and the note's stated redemption price at maturity.

            With respect to your senior notes, discount notes and convertible notes, amortisable bond premium is calculated in the currency in which the note is denominated. The amortisation deduction calculated reduces the interest income received so that the net amount of interest less the amortisation deduction in the applicable foreign currency is the amount translated into U.S. dollars and reported in your gross income. You will recognise ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the amortisation deduction at the time of the deduction and the U.S. dollar value of that portion of the bond premium upon acquisition of the note. This gain or loss generally will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise. Each reduction of your interest income by amortisable bond premium also reduces your income tax basis in the note by the U.S. dollar value of that portion of amortisable bond premium as of your acquisition of the note.

            Additional Amounts. If you receive any additional amounts with respect to your senior notes, discount notes or convertible notes, those payments will be taxed as ordinary income in accordance with your method of accounting. U.K. withholding tax, if any, imposed on payments you receive on your senior notes, discount notes or convertible notes will generally be treated as foreign tax eligible for credit against your U.S. federal income tax. For foreign tax credit purposes, additional amounts should generally be treated as foreign source passive income, or, in the case of some holders, financial services income.

            Disposition. In general, you will recognise gain or loss upon the sale, exchange, redemption or other taxable disposition of a senior note, a discount note, or a convertible note equal to your amount realised in the disposition less your adjusted income tax basis in the note. Your amount realised is the amount of cash and the fair market value of property received, or the U.S. dollar value at the spot rate on the date of the disposition of the amount realised in foreign currency, less any amount attributable to accrued qualified stated interest, which will be taxed as interest in the manner described above. Your adjusted income tax basis in a note will generally be equal to:

      o your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest,

      o plus any amounts of OID that you include in your gross income through the day preceding the day of disposition,

      o plus the accrual of market discount, if any, that you elect to include in gross income on a current basis,

      o minus the amount of any cash payments you receive on the note other than qualified stated interest and

      o minus any reductions in income tax basis related to amortisable bond premium if you elect to deduct it on a current basis.

If you hold a senior note, a discount note or a convertible note purchased with foreign currency, your adjusted income tax basis will be determined by translating the purchase price, excluding any amounts paid for prior accrued qualified stated interest, at the spot rate on the date of purchase.

            Gain or loss recognised upon the sale, exchange, redemption or other taxable disposition of a senior note, discount note, or convertible note will generally be capital gain or loss. The gain or loss will be ordinary and not capital to the extent of any gain or loss attributable to changes in exchange rates, described in the next paragraph, and any gain attributable to any market discount. If you are an individual, then your net capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% if you have held the senior note, discount note or convertible note more than one year on the date you sell or dispose of the note. This maximum rate of 20% has been reduced to 15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2008. Ordinary or capital gain will generally be treated as U.S. source income for U.S. foreign tax credit purposes. You should consult your tax advisor regarding the source of loss recognised on the sale, exchange, redemption or other taxable disposition of a note.

            Gain or loss that you realise on the sale, exchange, redemption or other taxable disposition of a senior note, discount note or convertible note attributable to changes in exchange rates will be treated as ordinary income or loss and generally will not be treated as interest income or expense except as any IRS administrative pronouncements provide otherwise. However, this ordinary gain or loss is only included in gross income to the extent of your total gain or loss on the sale, exchange, redemption or other taxable disposition.

            Your income tax basis in purchased foreign currency generally will be its U.S. dollar value at the spot rate on the date of purchase. Your income tax basis in foreign currency received on the sale, exchange or retirement of a senior note, discount note or convertible note will be the foreign currency's U.S. dollar value at the spot rate at the time the foreign currency is received. The amount of gain or loss you will recognise on a sale, exchange or other disposition of foreign currency will be equal to the difference between the number of U.S. dollars received, the U.S. dollar value at the spot rate of the foreign currency received, or the fair market value in U.S. dollars of the property received, as the case may be, and your income tax basis in the disposed of foreign currency. Accordingly, if you purchase a senior note, discount note or convertible note with foreign currency, you will recognise gain or loss in an amount equal to the difference, if any, between your tax basis in the foreign currency and the U.S. dollar value at the spot rate of the foreign currency on the date of purchase of the note. Generally, this exchange gain or loss will be ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

            Conversion of Convertible Notes in Exchange for Ordinary Shares. You generally will not recognise any income, gain or loss upon conversion of a convertible note into Ordinary Shares except:

      o to the extent the Ordinary Shares you receive are considered attributable to interest and OID accrued but not previously included in income, in which case the value of those shares is taxable as interest and OID, respectively, in the manner described above,

      o to the extent of any accrued market discount which you have not previously included in income, if you have elected to include market discount in gross income on a current basis,

      o with respect to cash, if any, you received in lieu of a fractional share of the Ordinary Shares, and

      o with respect to foreign currency gain or loss you realised upon the conversion, as described below.

Your income tax basis in the Ordinary Shares that you receive on the conversion of your convertible note generally will be the same as your adjusted tax basis in the convertible note just prior to the time of conversion, increased by any qualified stated interest and OID you have accrued but not previously included in income upon conversion to the extent the Ordinary Shares you receive are considered attributable to that accrued interest and OID, increased by any accrued market discount includible in income due to conversion, reduced by any basis allocable to a fractional share interest, and adjusted to take into account the amount of any foreign currency gain or loss realised upon the conversion as described below. Except to the extent of Ordinary Shares treated as received in respect of accrued qualified stated interest you have not previously included in income, your holding period for the Ordinary Shares you receive on conversion will generally include the holding period of the convertible note converted.

            Any cash you receive in lieu of fractional Ordinary Shares upon conversion will be treated as a payment in exchange for the fractional Ordinary Shares. Accordingly, your receipt of cash in lieu of fractional Ordinary Shares generally will result in capital gain or loss, measured by the difference between the cash you receive for the fractional Ordinary Shares and your adjusted tax basis attributable to the fractional Ordinary Shares. Any gain would be ordinary and not capital gain to the extent of any accrued market discount on the notes that you had not previously included in income.

            Upon the conversion of a convertible note into Ordinary Shares, you will recognise foreign currency gain or loss in respect of the convertible note's principal amount and any interest, OID or market discount that you accrued and included in income but have not yet received, but only to the extent of the total gain or loss realised on the conversion of the convertible note. This foreign currency gain or loss will generally be ordinary income or loss and will generally not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

            If you acquired a convertible note at a market discount, did not elect to include that market discount in gross income on a current basis, and have elected to convert the convertible note into Ordinary Shares, then the amount of accrued market discount at the time of conversion is not includible in your income upon conversion, but is transferred as a tax attribute to the Ordinary Shares you receive, except to the extent of any gain on disposition of a fractional share that you report as attributable to accrued market discount. Any gain upon the subsequent disposition of Ordinary Shares or ADSs you receive as a result of the conversion would be ordinary gain to the extent of the accrued market discount transferred to your Ordinary Shares.

            Passive Foreign Investment Company Status. If we were or are a passive foreign investment company for U.S. federal income tax purposes, special rules would apply to holders of convertible notes. These special rules are discussed below.

Tax Treatment of Warrants

            Sale or Redemption. You will recognise gain or loss on a sale or other taxable disposition of a warrant in an amount equal to the difference between the amount realised and your income tax basis in the warrant, which we computed to be equal to $18.08 per warrant for warrants purchased at original issue. A sale or other taxable disposition of a warrant will result in a capital gain or loss, and this capital gain or loss will be long-term capital gain or loss if you have held the warrant for more than one year at the time of disposition. If you are an individual, any long-term capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% (15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2008). Gain on disposition of a warrant will generally be treated as U.S. source income. You should consult your tax advisor regarding the source of loss recognised on the sale, exchange, redemption or other taxable disposition of a warrant.

            Exercise. You will not recognise gain or loss on the purchase of Ordinary Shares or ADSs for cash upon exercise of your warrant, except to the extent you receive cash in lieu of fractional shares less allocable basis from the warrant. Your adjusted initial basis of the Ordinary Shares or ADSs you acquire will be equal to your adjusted basis of the warrant you exercised plus the exercise price, less basis allocable to any cash you receive in lieu of fractional shares. Your holding period in the Ordinary Shares or ADSs you acquire upon the exercise of a warrant will not include the holding period of that warrant.

            Lapse. If you do not exercise your warrant and allow it to expire, the warrant will be deemed to have been sold or exchanged on the expiration date. As a result, you will recognise a capital loss equal to your tax basis in the warrant. That capital loss will be long-term if you have held the warrant for more than one year at the time of the expiration of the warrant.

            Passive Foreign Investment Company Status. If we were or are a passive foreign investment company for U.S. federal income tax purposes, special rules would apply to holders of warrants. These special rules are discussed below.

Tax Treatment of Ordinary Shares or ADSs

            Distributions. Distributions you receive from us with respect to your Ordinary Shares or ADSs, including any related withheld tax by the U.K., will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our available earnings and profits, it will be treated as a nontaxable return of capital to the extent of your adjusted tax basis in the Ordinary Shares or ADSs and thereafter as capital gain. Dividends you receive generally will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to corporate shareholders under the Internal Revenue Code.

            For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after 31 December 2008, qualified dividend income will generally be subject to a maximum U.S. federal income tax rate of 15%. Because our ADSs trade on NASDAQ, any dividends we pay to you during that period should generally constitute qualified dividend income to you, unless we are or become a foreign personal holding company or a passive foreign investment company, which are circumstances described below.

            The amount of any distribution we make to you will equal the fair market value in U.S. dollars of the British pounds sterling or other foreign currency or other property you receive, including the amount of any related withheld tax, on the date of distribution, which, in the case of a distribution paid in British pounds sterling or other foreign currency will be based on the exchange rate on the date of your receipt, or, in the case of the ADSs, the date of receipt by the Depositary. For U.S. federal income tax purposes, you will have a basis in any British pounds sterling or other foreign currency you receive equal to the dollar value of that currency on the date of payment. Any gain or loss that you recognise upon a subsequent disposition of these British pounds sterling or other foreign currency will generally be ordinary income or loss.

            The 15% U.K. withholding tax will generally be treated for U.S. federal income tax purposes as a foreign tax that you may claim as a foreign tax credit against your U.S. federal income tax liability, subject to limitations generally applicable to foreign tax credits. For example, dividends distributed by us will generally be categorised as passive income or, in the case of some holders, as financial services income, for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes. In general, you may not claim a foreign tax credit with respect to a category of income in excess of the U.S. federal income tax otherwise payable with respect to that category of income. For purposes of this determination you would be required to adjust the amount of any qualified dividend income we pay to you, while such dividends are subject to the 15% maximum tax rate described above, to account for the difference between the 15% maximum tax rate and ordinary U.S. federal income tax rates. You may carry back any excess foreign taxes to the two preceding tax years and then carry any remaining excess foreign taxes forward five subsequent tax years to reduce your U.S. federal income tax payable on foreign source income in the same category that is not otherwise offset by a foreign tax credit. The consequences of the separate limitation calculation will depend on the nature and sources of your income and the deductions allocable to that income. You should consult with your tax advisor regarding the use of foreign tax credits.

            In lieu of claiming a credit, you may claim all foreign tax that you paid during a particular taxable year as an itemised deduction. A deduction does not reduce your U.S. federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the category limitations described above regarding foreign tax credits.

            Sale or Other Taxable Disposition of Ordinary Shares or ADSs. Upon the sale, exchange or other taxable disposition of an Ordinary Share or an ADS, you will recognise gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of property you receive in exchange for the Ordinary Share or ADS and your adjusted tax basis in the Ordinary Share or ADS. Except to the extent of any accrued market discount in respect of an Ordinary Share or ADS accounted for upon conversion of a convertible note, this gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if you held the Ordinary Share or ADS for more than one year. If you are an individual, the long-term capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% (15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2008). Under most circumstances, the gain or loss from the sale or exchange of Ordinary Shares or ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

            The surrender of ADSs in exchange for Ordinary Shares will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognise any gain or loss upon that surrender and exchange.

            Passive Foreign Investment Company Status. If we were or are a passive foreign investment company for U.S. federal income tax purposes, special rules would apply to holders of Ordinary Shares or ADSs. These special rules are discussed below.

Constructive Distributions

            Section 305 of the Internal Revenue Code generally treats as a taxable distribution actual or constructive distributions of stock with respect to stock, and for this purpose stock includes warrants to purchase stock or convertible securities. If you hold a convertible note, Treasury regulations will generally treat you as having received a constructive distribution when the conversion price of the notes is adjusted to reflect taxable distributions with respect to the class of stock into which the notes are convertible. Similarly, you may be treated as receiving a taxable constructive distribution with respect to a warrant as a result of an adjustment in the exercise price of your warrant, or in the number of shares of Ordinary Shares or ADSs purchasable upon exercise of that warrant. In addition, our failure to adjust fully the conversion prices of convertible notes or warrants, or the shares purchasable by those warrants, to reflect distributions of stock with respect to Ordinary Shares and ADSs, may give rise to a deemed taxable stock distribution of Ordinary Shares and ADSs. In sum, an adjustment or lack of adjustment in the conversion prices of the convertible notes or warrants may give rise to a deemed taxable stock distribution in respect of either the convertible notes, the warrants, the Ordinary Shares or the ADSs.

Foreign Personal Holding Company

            We believe that neither we nor any of our subsidiaries will be classified as a foreign personal holding company under U.S. federal income tax laws. If we or one of our subsidiaries were so classified, you generally would be required to include in income as a dividend each year your proportionate share of our or our subsidiary's undistributed foreign personal holding company income. We or one of our subsidiaries will be classified as a foreign personal holding company if:

      o Ordinary Shares or ADSs representing more than 50% of the total voting power of all classes of our stock entitled to vote, or more than 50% of the total value of our stock,

      o is owned, directly or indirectly, by five or fewer U.S. citizens or residents, taking into account applicable constructive ownership rules, and

      o at least 60% of our gross income or the gross income of one of our subsidiaries consists of foreign personal holding company income.

Foreign personal holding company income generally includes dividends, interest, rents, royalties and gains from the sale of stocks, securities or commodities. We believe that we and our subsidiaries may meet the above ownership requirement, but that we will fail the above income requirement for the reasons discussed in more detail below. Accordingly, we expect that we and our subsidiaries will not be treated as foreign personal holding companies for U.S. federal income tax purposes.

            Our principal subsidiaries and affiliates that are conducting business operations in the U.K., Germany, France, Austria, the Netherlands, Sweden, Norway, Ireland, Portugal and Finland, as well as intervening holding companies, are classified as branches for U.S. federal income tax purposes. We will thus be treated for U.S. federal income tax purposes as directly recognising 100% of the income of these principal U.K., German, French, Austrian, Dutch, Swedish, Norwegian, Irish, Portuguese and Finnish operating entities, which we believe has consisted and will predominantly consist of active business income. Accordingly, we believe that we will fail to meet the foreign personal holding company income requirement, and so we will not be treated as a foreign personal holding company for U.S. federal income tax purposes.

            Our subsidiaries that are classified as branches for U.S. federal income tax purposes are not classified as corporations and hence cannot be foreign personal holding companies. As to each of our subsidiaries which is not classified as a branch but rather is classified as a corporation for U.S. federal income tax purposes, we believe that each of these subsidiaries has not met the foreign personal holding company income requirement described above, and that each of these subsidiaries will not meet that requirement in the future. However, we cannot provide any assurance that applicable tax law or other relevant circumstances will not change in a manner which adversely affects the determination of foreign personal holding company status.

Passive Foreign Investment Company

Summary

            Special U.S. federal income tax rules apply to U.S. holders that own shares of a passive foreign investment company, commonly known by its acronym, PFIC. We believe that we might have been a PFIC for 2002, and that there is a possibility that we may be classified as a PFIC for 2003. We do not believe we were a PFIC for any period prior to 2002. If we are classified as a PFIC, U.S. holders of our Ordinary Shares, ADSs, warrants and convertible notes at any time during the taxable year could be subject to additional taxes and an interest charge. This adverse consequence of becoming a PFIC could be reduced provided U.S. holders elect one of two alternative tax regimes as described below and we agree to provide the required financial information. However, holders of our warrants and convertible notes are limited in their ability to elect the two alternative tax regimes.

            The PFIC rules are particularly complex and we suggest that you consult your tax advisor regarding the PFIC rules and their U.S. tax consequences to holders of Ordinary Shares, ADSs, warrants and convertible notes.

Discussion

            We will be considered a PFIC for any taxable year in which 75% or more of our gross income is passive income or in which 50% or more of the average value of our assets is attributable to what are considered passive assets. Passive income generally consists of interest, dividends, rents, and royalties. Passive assets are assets that produce passive income or that we hold for the production of passive income. The asset test is applied by determining the percentage of passive assets for each quarter of our tax year and then averaging those percentages. Our tax year is the calendar year. While the U.S. holder ultimately makes the determination concerning our PFIC status, legislative history to the PFIC rules indicates that determining whether we are a PFIC under the asset test can generally be done by assuming the value of our assets equals the market capitalisation of our equity plus the value of our liabilities. However, there are no regulations or other guidance from the IRS on the subject, and we cannot provide any assurance that the IRS will not challenge this method.

            We believe we are at risk of being a PFIC in 2002 and 2003 because the average percentage of our passive assets (cash and short-term investments) might have equalled or exceeded (and might equal or exceed) 50% of the value of all of our assets. If we use the general method described above and value our traded debt at its market price, we believe the average percentage of passive assets would have exceeded 50% and therefore we would have been a PFIC for 2002 and that we might be a PFIC for 2003. However, if we use the book value of our traded debt instead of its market price, we believe we would not have been a PFIC for 2002, and probably would not be one for 2003. It might be proper to use the book value of our traded debt because the value of our common stock has arguably been reduced by the book value and not market value of our liabilities, and because the legislative history that describes the general method does not indicate whether or not to use book value or market price of any traded liabilities.

            Whether or not we have been or will be a PFIC is a factual determination that must be made separately for each calendar year, and we cannot guarantee that the IRS will agree with our methodology for ascertaining PFIC status or with our ultimate determination. In addition, the calculation to determine whether we are classified as a PFIC for the calendar year cannot be made until after the close of the year, when the financial information for the year ended December 31 has been finalised. Also, we cannot provide any assurance that the applicable tax law or other relevant circumstances will not change in a manner which affects our PFIC status determinations.

            If we are a PFIC, then one or more of our subsidiaries could also become a PFIC if the subsidiary is treated as a corporation for U.S. federal income tax purposes, rather than as an entity disregarded from its sole owner, and the subsidiary itself meets either the income or asset test for PFIC status. We believe that none of our current subsidiaries is a PFIC and that none of the subsidiaries we establish in the future will be PFICs. However, if that were to change, additional, special rules would apply, and we would attempt to inform you which of our subsidiaries has in our estimation become a PFIC.

            If we are a PFIC for a taxable year, then each of the direct and certain indirect shareholders holding our Ordinary Shares or ADSs at any time during that taxable year could be subject to an increased tax liability, possibly including an interest charge, under the default U.S. federal income tax regime for PFICs. Alternatively, you might avoid some of the increased tax liability if you elect to be treated under one of two alternative elective tax regimes. These three different tax regimes for PFIC shareholders are discussed in more detail below.

            Under the PFIC rules, holders of our warrants and convertible notes are treated as holders of options to purchase Ordinary Shares or ADSs. Under proposed Treasury regulations, the default tax regime governing PFIC shareholders applies to holders of options to acquire our Ordinary Shares and ADSs with respect to dispositions of options to purchase stock, and to dispositions of stock acquired upon exercise of an option. Treasury regulations deny option holders the ability to use the elective Qualified Electing Fund tax regime discussed below, and it is not clear to what extent option holders could make use of the elective mark to market tax regime discussed below. If you hold our warrants or convertible notes, you should consult your tax advisor about the consequences of holding our warrants or convertible notes if we become a PFIC. The following discussion focuses on the consequences for holders of our Ordinary Shares and ADSs that did not acquire these interests by exercise of a warrant, convertible note, or other option.

            Default Tax Regime. If we are a PFIC and you do not elect out of being taxed under the default tax regime, then you will be subject to a special tax calculation if you sell or dispose of your Ordinary Shares or ADSs at a gain.

            Under the default regime's special tax calculation, you must take your gain and prorate it over every day of your holding period for the disposed Ordinary Shares or ADSs. Then you must sum up the daily portions of prorated gain for each of your taxable years during the holding period. Amounts allocated to the year of disposition and to years prior to the first year in which we became a PFIC would then be taxed as ordinary income in the year of your disposition. For amounts allocated to years prior to the year of disposition and during or after the year we first became a PFIC, the gain would not be taxable as income received in the year of disposition. Instead, you would be required to apply the highest ordinary income tax rate possibly applicable to you in that earlier year to the amount of gain allocated to that year, and then you would accrue interest on that tax amount as if it were an item of unpaid income tax from that prior year. You would then add the tax and interest charge for all of the affected, earlier years to the rest of your income tax for the year of disposition. The interest charge relates to a debt to pay U.S. federal income tax, so if you are not a corporation, your interest expense would be personal interest expense, and not deductible for U.S. federal income tax purposes. This special tax regime also applies to distributions you receive from us with respect to Ordinary Shares or ADSs that exceed a formula threshold amount, but we do not discuss those rules in any detail here because at this time we do not anticipate making any such distributions.

            If we become a PFIC, then under the default tax regime you would be required to continue to treat us as a PFIC even if in a later tax year we no longer met the asset or income test that originally made us a PFIC. To terminate the effect of the default tax regime if we cease to be a PFIC, it would be necessary for you to elect to recognise gain as of the last day of the last year in which we were still a PFIC.

            Through statute and proposed regulations, "disposition" with respect to stock of a PFIC has been defined under the default tax regime to include transactions that are normally not income or gain recognition events for U.S. federal income tax purposes. One rule is that a pledge of your Ordinary Shares or ADSs as collateral for a loan is considered a disposition for the amount of the loan. The rules and exceptions to these PFIC rules are complex, and you would have to consult your tax advisor as to whether you have effected a taxable deemed disposition of our Ordinary Shares or ADSs if we become a PFIC and you do not make either election discussed below.

            Qualified Electing Fund Election. If we are a PFIC, then with our cooperation you can elect, generally with your timely filed income tax return, to treat your investment in our Ordinary Shares or ADSs as an investment in a qualified electing fund, commonly referred to as a QEF, for the year of your election and for all subsequent years. Under a QEF election you must for each of your taxable years report as gross income your pro rata share of our net capital gain (which is the excess of net long-term capital gain over any net short-term capital loss), but not more than our earnings and profits, for our taxable year that ends within or with your taxable year. If our earnings and profits for that taxable year exceed net capital gain, you must also report as gross income your pro rata share of earnings and profits for the year less any net capital gain. You would report any net capital gain as long-term capital gain and any earnings and profits in excess of net capital gain as ordinary income. If we do not have earnings and profits in a given year we are a PFIC, a U.S. holder who has made a timely QEF election would not be required to include any amount in income. If it appears that we will be classified as a PFIC for the year, we will, upon request, provide the annual information statement and provide access to and copies of our financial records in order to establish that we have properly calculated your pro rata shares of ordinary earnings and net capital gain in accordance with U.S. federal income tax principles. You would generally increase your income tax basis in your Ordinary Shares or ADSs by the amounts required to be included in income under the QEF election. A QEF election would remain effective even if we ceased to be a PFIC and then became a PFIC again in a later tax year, although the QEF inclusion rules would not apply for any year in which we were not a PFIC. Once you make a QEF election you can revoke it only with the consent of the IRS.

            In conjunction with your QEF election, you can also elect to defer payment of your resulting marginal federal income tax on the excess of the amounts you must include in income pursuant to the election over the distributions, if any, you receive. You generally must make this election on a timely filed U.S. federal income tax return for the year in which these conditions apply. In addition, there are certain situations where your election with respect to a deferred tax would generally be terminated.

            If you made a timely QEF election with respect to either the first year in which you acquired our Ordinary Shares or ADSs or the first year in which we became a PFIC, then the default tax regime for PFICs discussed above would not apply to a disposition of your Ordinary Shares or ADSs. If for any portion of your holding period we were a PFIC but your QEF election was not yet effective, then the default regime would still apply to any dispositions, and to any distributions, all as discussed above. In addition, you would still be required to treat us as a PFIC in years for which we were not otherwise too passive under the PFIC income and asset tests, whereas a QEF election would otherwise allow you to treat us as a non-PFIC for years in which we did not meet those tests. If you make a QEF election for a taxable year which is not the first year of your holding period and we became a PFIC before the year for which you make this election, then to avoid the default tax regime in the future, you generally must report any gain you have in Ordinary Shares or ADSs under the default tax regime as if you sold them for their fair market value on the first day of the first year in which your QEF election becomes effective.

            Mark  to  Market  Election.  An  alternative  to  the  QEF  election discussed above is an election to recognise gain and, under limited circumstances, loss as if you had disposed of your Ordinary Shares or ADSs on the last day of each taxable year. You can make this election only if our Ordinary Shares and ADSs are considered marketable stock, which is stock regularly traded on a national securities exchange in the United States or in any other exchange which has rules and standards to prevent manipulation of stock prices so that the quoted prices for our Ordinary Shares or ADSs represent a legitimate and sound fair market value. We believe that our Ordinary Shares and ADSs regularly trade on such markets so that they would constitute marketable stock, although we cannot guarantee that the IRS will agree with our determination.

            Under the mark to market election, you would compare the value of your Ordinary Shares or ADSs at the end of your tax year to your adjusted tax basis in the Ordinary Shares or ADSs. If the fair market value exceeds basis, you must include the excess as ordinary income on your U.S. federal income tax return for that year, regardless of whether you received any distributions on or disposed of your Ordinary Shares or ADSs. In addition, if you actually sell or otherwise dispose of your stock during the year, any gain you realise is taxable as ordinary income. "Disposition" for this purpose might include a gift, a transfer by reason of death, or a pledge of the Ordinary Shares or ADSs, and you should consult your tax advisor about whether you have disposed of our Ordinary Shares or ADSs for this purpose. If your tax basis exceeds the value, then you can report that loss as an ordinary loss on your federal income tax return, but limited to any cumulative mark to market gains (net of allowed mark to market losses) reported in prior tax years under this election. Your tax basis in your Ordinary Shares or ADSs is increased by the amount of gain you must report and reduced by losses allowed under this election. Special rules apply if you were to recognise gain or loss on Ordinary Shares or ADSs you own indirectly or if you became a U.S. holder in the year in which you make the election. Your gain or loss allowed would be sourced as domestic or foreign source income as if you had actually sold your Ordinary Shares or ADSs. By electing to mark your Ordinary Shares or ADSs to market, you would avoid being taxed under the default tax regime for PFICs upon an actual disposition of the Ordinary Shares or ADSs or for any distributions received on them, except as discussed below.

            You would make the mark to market election with your U.S. federal income tax return for the first year you desire it to apply to your Ordinary Shares or ADSs. The election would apply to that year and to all subsequent tax years while you hold our Ordinary Shares or ADSs until the earlier of the year in which our Ordinary Shares and ADSs cease to be marketable stock or for which you request to revoke the election, which requires the consent of the IRS. Special rules apply if you make this election for a tax year which is not the first year of your holding period.

Backup Withholding and Information Reporting

            If you hold a senior note, unit, discount note, convertible note, warrant, Ordinary Share or ADS, you may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a 28% rate with respect to cash payments in respect of OID, interest, dividends or the gross proceeds from dispositions. However, you will not be subject to backup withholding if you properly execute, under penalties of perjury, an IRS Form W-9 or a substantially similar form in which you provide your correct taxpayer identification number, certify that it is correct, certify that you are a U.S. person, and certify as to one of the following conditions: (1) you are not subject to backup withholding because you are a corporation or come within another enumerated exempt category, (2) you have not been notified by the IRS that you are subject to backup withholding, or (3) you have been notified by the IRS that you are no longer subject to backup withholding.

            If you do not provide your correct taxpayer identification number on the IRS Form W-9 or a substantially similar form, you may be subject to penalties imposed by the IRS. Unless you have established on a properly executed IRS Form W-9 or a substantially similar form that you are a corporation or come within another enumerated exempt category, interest, dividends and other payments paid to you during the taxable year, and the amount of tax withheld, if any, will be reported to you and to the IRS.

            Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your U.S. federal income tax liability, provided you furnish the required information to the IRS. You should be exempt from backup withholding with respect to cash payments in respect of OID, interest, dividends or the gross proceeds from the disposition of any instruments you hold if, for example, you are a corporation or financial institution. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining that exemption.

     F.     Dividends And Paying Agents

            Not Applicable.

     G.     Statement By Experts

            Not Applicable.

     H.     Documents on Display

            We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by us, without charge, at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330 or visit their web site at www.sec.gov.

     I.     Subsidiary Information

            Not Applicable.


ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

            We operate a centralised treasury function, the prime objective of which is to manage both our working capital and capital expenditure requirements. In addition to liquidity risks, the principal financial risks to which we are exposed arise from volatility in foreign currency exchange rates and interest rates. Our Board regularly reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity Risk

            We have financed our operations through a mixture of issued share capital and long term convertible and non-convertible debt. The proceeds from these issues are placed on short term deposit prior to being invested in the our operating companies to fund operations and expansion. During 2002, we cancelled our (pound)75 million bank facility. In addition to the financial instruments issued to finance our operations and expansion, we hold other financial instruments in the normal course of business such as instruments representing trade debt and trade credit.

             Other than as discussed below, we do not use, and have no current intention to use, any other derivative financial instruments.

Foreign currency risk

             We are exposed to fluctuations in foreign currencies as our revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, our strategy is to raise financing in a combination of British pounds and Euro denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

             In addition to the financing raised in British pounds and Euros, we hold U.S. dollars as a result of issuing shares and senior discount notes in the United States. We remain exposed to currency fluctuations between British pounds and the U.S. dollar on relative balances of outstanding senior discount notes and U.S. dollar denominated cash and liquid resources.

            Under our bank facility agreement, we were required to maintain financial hedging instruments to offset exchange rate risk with respect to payments required on U.S. dollar denominated senior discount notes during the term of the facility. The financial hedge instruments were disposed of following cancellation of this facility. From time to time, we have entered into forward contracts to purchase foreign currencies to fund a portion of our capital expenditure in those currencies. At 31 December 2002, no such contracts were outstanding.

Interest rate risk

             We have managed risks associated with fluctuating interest rates by raising debt at fixed rates. Furthermore, by raising some debt as convertible debt, interest exposure on debt is further reduced. While fixed rate debt removes the cash flow risks associated with changing interest rates it does expose us to a level of market risk if rates alter significantly. As interest is earned on cash deposits and liquid resources at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

Concentration of credit risk

             Financial instruments which potentially subject us to concentration of credit risk consist principally of accounts receivable and cash and investments in liquid resources. Management believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers and different industries and risks associated with our cash are mitigated by the fact that these amounts are placed in what management believes to be high quality financial institutions. We have not experienced any losses to date on our deposited cash.

Sensitivity Analysis

            As a result of the procedures we have implemented to manage foreign currency exchange and interest rate risk as described above, a 10% change in the value of British pounds relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately (pound)3.0 million. A 10% change in interest rates across all maturities would lead to a corresponding change in our earnings of approximately (pound)6.4 million based on the interest bearing assets and liabilities held during 2002.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

            Not applicable.

                                     PART II

ITEM 13.    DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

            Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
            PROCEEDS

            Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

            a) Within the 90 days prior to the date of this report, our management carried out an evaluation, under the supervision and with the participation of our President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 and 15d-14. Based upon that evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

            b) There have been no significant changes in our internal controls or in other factors that could significantly affect those controls since our evaluation of these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.    RESERVED

            Not applicable.

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS

            We have responded to Item 18 in lieu of responding to this Item.

FINANCIAL STATEMENTS

ITEM 18.       Financial Statements


                                                                        2002
                                                                   Annual Report

                                                                         Pages
Incorporated by reference from the 2002 Annual Report
   Group Profit and Loss Account for the years ended 31 December
      2000, 31 December 2001 and 31 December 2002                          47
   Group Balance Sheet at 31 December 2001, and 31 December
      2002                                                                 49
   Group Cash Flow Statement for the years ended 31 December
      2000, 31 December 2001 and 31 December 2002                          50
   Group  Statement of Total  Recognised  Gains and Losses for the
      years ended 31 December  2000,  31 December 2001 and 31
      December 2002                                                        48
   Group Reconciliation of Changes in Equity Shareholders' Funds
      for the years ended 31 December 2000, 31 December 2001
         and 31 December 2002                                              48
   Notes to Financial Statements                                        51 to 84

      The Financial Statements listed in the above index, which are included in the 2002 Annual Report of COLT Telecom Group plc, are hereby incorporated by reference. With the exception of the pages listed in the above index (a subset of which are also incorporated by reference in Items 5 and 6 of this Report), the 2002 Annual Report is not deemed filed as part of this Report.

Financial Statements Schedules



                                   Schedule II - Valuation and Qualifying Accounts
                                           (thousands of pounds sterling)


                                       Balance at         Charged to                                  Balance at
                                       beginning of       costs and                                   end of
Description                            period             expenses            Deduction (a)           period
-------------------------------------------------------------------------------------------------------------------
Year 2002
Allowance for doubtful debts           (pound)22,884      (pound)22,464      (pound)(1,465)           (pound)43,883

Year 2001
Allowance for
Doubtful debts                         (pound)11,558      (pound)12,222      (pound)  (896)           (pound)22,884

Year 2000
Allowances for doubtful debts          (pound) 7,654      (pound) 4,774      (pound)  (870)           (pound)11,558

Year 2002
Deferred tax
valuation allowance                   (pound)206,528     (pound)167,071                 --           (pound)373,599

Year 2001
Deferred tax
valuation allowance                   (pound)101,514     (pound)105,014                 --           (pound)206,528

Year 2000
Deferred tax
valuation allowance                    (pound)55,444      (pound)46,070                 --           (pound)101,514

(a) Amounts written off as uncollectable, net of recoveries

ITEM 19.     EXHIBITS

Exhibit
Number   Exhibit
-------  -------

1.1 Memorandum of Association (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1996.)

1.2      Articles of Association, as amended  (Filed herewith.)

2.1 Indenture, dated December 17, 1996, relating to Senior Discount Notes due 2006, including the Form of 1996 Discount Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1996.)

2.2 Indenture, dated November 26, 1997, relating to the(pound)50,000,000 10 1/8% Senior Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1997.)

2.3 Indenture, dated November 26, 1997, relating to the DM150,000,000 8 7/8% Senior Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1997.)

2.4 Indenture, dated July 28, 1998, relating to the DM600,000,000 7.625% Senior Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1998.)

2.5 Indenture, dated August 6, 1998, relating to the DM600,000,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1998.)

2.6 Indenture, dated March 29, 2003, relating to the(euro)295,000,000 Senior Convertible Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1998.)

2.7 Indenture, dated December 16, 1999, relating to the(euro)368,000,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1999.)

2.8 Indenture relating to the(euro)320,000,000 7.625% Senior Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1999.)

2.9 Indenture, dated April 3, 1999, relating to the(euro)402,500,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1999.)

2.10 Deposit Agreement, dated December 17, 1996, relating to the Senior Discount Notes due 2006 (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1996.)

Exhibit
Number   Exhibit
-------  -------

2.11 Deposit Agreement, dated November 26, 1997, relating to the 10 1/8% and 8 7/8% Senior Notes (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1997.)

2.12 Deposit Agreement, dated December 17, 1996, including Form of American Depository Receipt (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1996.)

2.13 Deposit Agreement, dated July 28, 1998, relating to the DM600,000,000 7.625% Senior Notes (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1998.)

2.14 Deposit Agreement, dated July 28, 1993, relating to the DM600,000,000 2% Senior Convertible Notes (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1998.)

2.15 Deposit Agreement, dated March 29, 2003, relating to the(euro)295,000,000 Senior Convertible Notes (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1998.)

2.16 Deposit Agreement, dated December 16, 1999, relating to the(euro)368,000,000 2% Senior Convertible Notes (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1999.)

2.17 Deposit Agreement relating to the(euro)320,000,000 7.625% Senior Notes (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1999.)

2.18     Deposit    Agreement,    dated    April   13,    2000,    relating   to
         the(euro)402,500,000 2% Senior Convertible Notes (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 1999.)

4.1      Registration  Rights  Agreement,  dated as of December 12, 2001, by and among COLT Telecom Group plc and the Investors named therein (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F (No. 0-28970) for the year ended December 31, 2001.)

Exhibit
Number   Exhibit
-------  -------

4.2      The COLT Performance Share Plan*  (Filed herewith.)

4.3      The COLT Deferred Bonus Plan* (Filed herewith.)

8.1      List of Subsidiaries (Filed herewith.)

12.1     Consent of PricewaterhouseCoopers LLP (Filed herewith.)

12.2     Report of PricewaterhouseCoopers LLP (Filed herewith.)

12.3 COLT's 2002 Annual Report (Incorporated by reference to the Company's Report of Foreign Issuer on Form 6-K filed June 20, 2003, to the limited extent set forth in Items 5, 6 and 18.)

12.4 Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith.)

12.5 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith.)


*  Compensatory plan or arrangement applicable to management and/or employees.

                                   SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorised.

                                              COLT Telecom Group plc
                                                         (Registrant)


Dated: 27 June 2003                           By:   /s/ MARK A.  JENKINS
                                                    Mark A.  Jenkins
                                                    Legal Services Director

                                 CERTIFICATIONS

I, Steven P. Akin, certify that:

1. I have reviewed this annual report on Form 20-F of COLT Telecom Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    25 June 2003

                                          /s/ Steven P. Akin
                                          Steven P. Akin
                                          President and Chief Executive Officer

                                 CERTIFICATIONS

I, Marina M. Wyatt, certify that:

1. I have reviewed this annual report on Form 20-F of COLT Telecom Group plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    27 June 2003

                                            /s/ Marina M. Wyatt
                                            Marina M. Wyatt
                                            Chief Financial Officer