Form 20-F
period 2003-12-31
COLT TELECOM GROUP PLC
filed 2004-04-30
CIK 1026733

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                      OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended 31 December 2003

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from       to

Commission file number 0-28970

                             COLT Telecom Group plc
                             ----------------------
             (Exact name of Registrant as specified in its charter)

                                     England
                                     -------
                 (Jurisdiction of incorporation or organization)

         Beaufort House, 15 St. Botolph Street, London EC3A 7QN, England
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
            American Depositary Shares, each representing the right to receive four Ordinary Shares, nominal value 2.5p each; Ordinary Shares, nominal value 2.5p each
            Warrants to purchase Ordinary Shares, nominal value 2.5p each; and 2% Senior Convertible Notes due 2005.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
            1,510,153,743 Ordinary Shares, nominal value 2.5p each

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such
filing requirements for the past 90 days.               /X/ Yes   / / No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                       / / Item 17  /X/ Item 18

Presentation of financial information

Our Financial Statements included in this report are presented in British pounds sterling. In this report, references to "U.S. dollars," or "$" are to the currency of the United States, references to "pounds sterling," "pounds," "(pound)," "L", "pence" or "p" are to the currency of the United Kingdom, and references to "(euro)" are to Euros. Solely for your convenience, this report contains translations of certain pounds sterling amounts into U.S. dollars at specified rates. These translations should not be read as representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $1.7842 per (pound)1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on 31 December 2003. See "Exchange Rates" in Item 3 of this report for additional exchange rate information. On 16 April 2004, the Noon Buying Rate was $1.8004 per (pound)1.00.

We prepare our Financial Statements using accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between U.K. GAAP and U.S. GAAP are summarised in "Summary of differences between U.K. Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles ("GAAP")" included as Note 25 to the Financial Statements referred to above.

References in this report to "we," "our," "us," "COLT" or the "Company" refer to COLT Telecom Group plc and, where appropriate, its subsidiaries and to its predecessors and, where appropriate, their subsidiaries. References to other companies and organisations in this report include their subsidiaries and affiliates.

Forward looking statements

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

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The selected financial data below is derived from our Financial Statements included in this report. The audited Financial Statements at 31 December, 2001, 2002 and 2003 and for the three fiscal years then ended have been audited by PricewaterhouseCoopers LLP, Independent Chartered Accountants, as indicated in their report which is included in this report. The selected financial data should be read in conjunction with the Financial Statements and related notes, as referred to above, as well as Item 5, Operating and Financial Review and Prospects.

Profit and Loss Account Data
----------------------------
Amounts in accordance with U.K. GAAP
                                                                               Year ended 31 December
                                                          1999        2000          2001          2002          2003         2003
                                                         L'000       L'000         L'000         L'000         L'000         $'000
                                                       --------    ---------     ---------    ----------    ----------    ----------
Turnover                                               401,552      686,977       905,687     1,027,258     1,166,318     2,080,945
Gross profit (loss)                                     77,947      120,073       (35,983)     (424,686)      194,959       347,846
Operating loss                                         (65,321)     (84,913)     (359,931)     (778,594)      (77,047)     (137,467)
Loss on ordinary activities before taxation           (101,261)    (116,860)     (360,369)     (718,282)     (124,647)     (222,395)
Loss for year                                         (101,261)    (116,860)     (360,369)     (718,282)     (124,647)     (222,395)
Basic and diluted loss per share                        L(0.16)      L(0.17)       L(0.48)       L(0.48)       L(0.08)      $(0.15)
Dividends declared per share                             L0.00        L0.00         L0.00         L0.00         L0.00         $0.00
Weighted average number of Ordinary Shares (`000)      631,816      693,385       745,550     1,507,164     1,507,771     1,507,771
Basic and diluted loss per ADS                          L(0.64)      L(0.67)       L(1.93)       L(1.91)       L(0.33)       $(0.59)
Dividends declared per ADS                               L0.00        L0.00         L0.00         L0.00         L0.00         $0.00
Weighted average number of ADSs (`000)                 157,954      173,346       186,388       376,791       376,943       376,943

Amounts in accordance with U.S. GAAP
                                                                               Year ended 31 December
                                                          1999        2000          2001          2002          2003         2003
                                                         L'000       L'000         L'000         L'000         L'000         $'000
                                                       --------    ---------     ---------    ----------    ----------    ----------
Turnover                                               401,552       621,263       878,225     1,026,721     1,172,422    2,091,835
Gross profit (loss)                                     77,947        90,133       (49,538)     (320,864)      201,732      359,930
Operating loss                                         (69,024)     (104,532)     (362,586)     (674,098)      (86,497)    (154,328)
Loss on ordinary activities before taxation            (99,052)     (121,924)     (344,841)     (611,130)     (136,980)    (244,400)
Loss for year                                          (99,052)     (121,924)     (344,841)     (611,130)     (136,980)    (244,400)
Basic and diluted loss per share                        L(0.16)       L(0.18)       L(0.54)       L(0.41)       L(0.09)      $(0.16)
Dividends declared per share                             L0.00         L0.00         L0.00         L0.00         L0.00        $0.00
Weighted average number of Ordinary Shares (`000)      631,816       693,385       745,550     1,507,164     1,507,771    1,507,771
Basic and diluted loss per ADS                          L(0.63)       L(0.70)       L(2.16)       L(1.62)       L(0.36)      $(0.65)
Dividends declared per ADS                               L0.00         L0.00         L0.00         L0.00         L0.00        $0.00
Weighted average number of ADSs (`000)                 157,954       173,346       186,388       376,791       376,943      376,943

Balance Sheet Data
------------------
Amounts in accordance with U.K. GAAP
                                                                                 At 31 December
                                                          1999        2000          2001          2002          2003         2003
                                                         L'000       L'000         L'000         L'000         L'000         $'000
                                                       --------    ---------     ---------    ----------    ----------    ----------
Total assets                                           2,442,181    3,352,188     3,427,792   2,588,930     2,423,038     4,323,184
Creditors falling due after more than one year
(including convertible debt)                           1,205,321    1,426,307     1,318,025   1,193,899     1,144,549     2,042,105
Shareholders' equity                                   1,000,875    1,501,857     1,624,359     955,010       862,893     1,539,575

Amounts in accordance with U.S. GAAP
                                                                                 At 31 December
                                                          1999        2000          2001          2002          2003         2003
                                                         L'000       L'000         L'000         L'000         L'000         $'000
                                                       --------    ---------     ---------    ----------    ----------    ----------
Total assets                                           2,441,518    3,382,231     3,475,302   2,738,745     2,560,195     4,567,900
Creditors falling due after more than one year
(including convertible debt)                           1,205,321    1,426,307     1,318,025   1,193,899     1,144,549     2,042,105
Shareholders' equity                                     997,260    1,513,668     1,652,127   1,086,058       982,713     1,753,537


Exchange Rates

Solely for your convenience, this report contains translations of certain pounds sterling amounts into U.S. dollars at specified rates. These translations should not be read as representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $1.7842 per L1.00, the Noon Buying Rate on 31 December 2003.

The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for British pounds sterling expressed in U.S. dollars per pound. On 16 April 2004, the Noon Buying Rate was $1.8004 per L1.00.

Period                         High          Low            Period Average (1)          Period End
------                         ----          ---            ------------------          ----------
1999                           1.68         1.55                    1.61                   1.61
2000                           1.65         1.40                    1.51                   1.50
2001                           1.50         1.37                    1.44                   1.45
2002                           1.61         1.41                    1.51                   1.61
2003                           1.78         1.55                    1.65                   1.78
2004 (to 16 April)             1.90         1.78                    1.84                   1.80

(1) The average of the Noon Buying Rates on the last day of each full month during the period.

The high and low exchange rate for each of the last 6 months was as follows:

           Month                        High               Low
           -----                        ----               ---

           October 2003                 1.70              1.66
           November 2003                1.72              1.67
           December 2003                1.78              1.72
           January 2004                 1.85              1.79
           February 2004                1.90              1.82
           March 2004                   1.87              1.79

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

To Maintain a Competitive Position Within Our Industry, We Must Continually Develop And Adapt Our Networks And Our Products To Meet Our Customers Needs
--------------------------------------------------------------------------------
Although we have completed the main phase of our city and long distance network builds, to be successful, we must continue to further develop and adapt our networks and the products and services that we offer. We must be prepared to provide new categories of telecommunications services and products in response to changing customer needs. Failure to successfully deliver products and services desired by our customers (due to operating or technical problems or otherwise), could have a material adverse effect on our business, financial condition and operating results.

If We Do Not Effectively Continue To Provide A High Level Of Customer Service, Our Business Prospects Could Be Harmed And Our Financial Performance Adversely Affected
--------------------------------------------------------------------------------
We have grown rapidly since incorporation as our network expanded. We expect the growth in our revenues to continue, but the rate of that growth to decline, as we gain greater utilisation of our existing network. Our growth is likely to place a significant strain on our administrative, operational and financial resources and systems as we expand the scope of our services. To continue to manage our growth successfully, we will have to further enhance our operational, management, financial and information systems and controls and to expand, train and manage our employee base. In addition, as we increase our service offerings and expand our targeted markets, we will have to cope with the additional demands on our customer support, sales, marketing and administrative resources, whilst reducing our cost base.

We cannot ensure that we will be able to manage our growth effectively. If we are unable to manage our expansion or cope with unforeseen difficulties, we could lose customers, suffer damage to our reputation and incur significant expenses. This could have a material adverse effect on our business, financial condition and operating results.

We Are Subject To Uncertain And Changing Regulation That Could Change In A Manner Adverse To Our Business
--------------------------------------------------------------------------------
The telecommunications industry is highly regulated in all the countries where we provide services. We are reliant on appropriate and fair regulation and are required to ensure regulatory compliance to engage in our business. We need licences, similar permits or to comply with certain conditions and requirements to carry on our business in each country. Our ability to establish and develop our networks also depends on such matters. Our ability to continue to provide services depends on our licences or permissions remaining in force. We cannot always ensure appropriate and fair regulation or that we will be able to obtain, maintain or renew licences or permissions to provide our services, or that any licence or pemissions requirements or related fees charged will be commercially viable. We may also be the subject of burdensome regulatory requirements imposed on us by regulators, e.g. including an obligation to pay money into universal service funds. These matters could have a material adverse effect on our business, financial condition and operating results.

Our Industry Is Highly Competitive With Participants That Have Greater Resources Which Could Intensify Price Competition And Limit Our Ability to Increase Our Market Share
--------------------------------------------------------------------------------
The telecommunications industry is highly competitive. Competition in the industry is based upon:
       o    price,
       o    customer service,
       o    network quality,
       o    products and services, and
       o    customer relationships.

We compete with the dominant national telephone companies that for many years have provided local, long-distance and international services to their customers. Their historically established networks, substantially greater resources, closer ties to governmental authorities and longer operating histories give them a competitive advantage over younger companies like ours. We expect that we will encounter greater competition and we may suffer increased price competition and or be unable to expand our market share as competitive pressures increase.

Our principal competitor in each market is the dominant national, public telephone operator. We also face competition from other operators in each market, some of which, such as MCI, operate internationally.

The financial failure of many of the alternative operators, although reducing competitive pressures, also represents a short-term risk, as these companies are our wholesale customers as well as our competitors so cancellation of their business reduces our revenues. These failures also represent an enhanced credit risk exposure.

There is also the risk that increased competition will materialise from those carriers that emerge from Chapter 11, or having gone through other forms of debt restructuring, have beneficial financial structures and assets acquired at low cost.

We May Not Be Able To Obtain And Maintain Government Approvals And Rights-of-Way To Successfully Operate Our Business
--------------------------------------------------------------------------------
Much of our business development, expansion and operation depend on our ability to obtain licences / permits from central and local government authorities and acceptable agreements for public and private rights-of-way. We cannot ensure that we will be able to maintain our existing approvals and rights-of-way or that we will be able to obtain the approvals and rights-of-way required to connect new customers and enter new markets as needed. If our existing approvals or rights-of-way were cancelled or not renewed, or if we were unable to obtain the approvals or rights-of-way to expand in accordance with our plans, then these events could have a material adverse effect on our business, financial condition and operating results.

We May Not See A Return On Our Investment In Our Network
--------------------------------------------------------------------------------
The development and construction costs of our networks has been substantial, and as the demand for our network services is uncertain, we may not make an economic return on our investment. In some locations, the investment may prove not to be commercially justifiable. We cannot give an assurance that we will make an economic return from investments in our networks nor as to the timing of our doing so. In the event that we fail to generate significant revenue from our network services or fail to do so in the time scale we envisage, our business, financial condition and results of operations may suffer.

Rapid Technological Changes Can Lead To Equipment Obsolescence
--------------------------------------------------------------------------------
The telecommunications industry is subject to rapid and significant changes in technology. In addition, the introduction of new products or technologies may reduce the cost or increase the supply of certain services similar to those that we provide. As a result, our competitors in the future may be new entrants to the telecommunications industry. We cannot predict the effect of technological changes on our business, such as changes relating to emerging wireless transmission technologies. Technological changes and the resulting competition could have a material adverse effect on our business, financial condition and results of operations.

The telecommunications industry is a rapidly changing sector, and as a result, we are exposed to changes in the depreciation rates we use to write down equipment. This risk ranges from the life of some of our equipment being shortened to the extreme whereby a current technology is deemed obsolete, requiring a substantial write-down.

If We Fail To Successfully Develop And Implement New Information Technology Systems In Connection With Our Restructuring, Our Business And Operations Would Be Negatively Affected
--------------------------------------------------------------------------------
The telecommunications business in general, and our business in particular, are heavily dependent on information technology systems. Our re-structuring along functional lines requires that we develop and implement a number of new pan-European information technology systems. These systems are required to enable us to effectively manage many aspects of our business. If the development and integration of these systems is not completed on a timely basis or do not meet the needs of our business, our performance, customer service, margin management and ability to generate management information will be negatively affected.

Physical Loss Or Damage To One Of Our Major Sites Could Disrupt Our Business
--------------------------------------------------------------------------------
We depend on electronic equipment, which is inherently susceptible to fire, smoke and water damage. This means that a significant incident at one of our major sites could cause disruption to the business. Fire and security systems mitigate these risks, while business continuity / crisis management plans and insurance should reduce any impact. However, our protection mechanisms may prove ineffective and our insurance may not provide adequate protection in certain circumstances, for example the non-availability of insurance cover on damage caused by terrorism.

Electronic Attack From Hackers Or Computer Viruses Could Disrupt Our Business
--------------------------------------------------------------------------------
Although our systems are protected by firewalls, there is a risk that the business could be disrupted by hackers or viruses gaining access to our systems. Our exposure to liabilities from our customers, particularly on internet services where case law is developing quickly, is risk managed through contract conditions and insurance. However, the latter is limited with regard to disruption caused by viruses or hackers.

We May Be Unable To Hire And Retain Qualified Personnel
--------------------------------------------------------------------------------
We compete with other telecommunications operators for highly qualified sales, marketing, administrative, operating and technical personnel. Our success depends on our ability to attract, hire and retain enough qualified personnel, and we cannot always ensure that we will be able to do so. In addition, a small number of key management and operating personnel manage our business. The loss of certain of these individuals could have a material adverse impact on our business, financial condition and operating results.

Onerous Contract Conditions Could Damage Our Competitiveness
--------------------------------------------------------------------------------
Contract management is undertaken using both in-house lawyers and external legal advisors. However, unduly onerous contracts negotiated with suppliers, customers, or employees could adversely impact the business.

Failure Of Key Suppliers Could Affect Our Ability To Operate Our Business
--------------------------------------------------------------------------------
We are reliant on a consistent and effective supply chain to meet our business plan commitments. Any financial instability of our telecommunications equipment suppliers or our information technology software suppliers could lead to the risk of:

     o delays to new products and features from suppliers, impacting our product development programs,
     o    products being discontinued, impacting supply of existing products,
     o deteriorating support quality, affecting operational and customer service, and
     o higher volatility with regard to our demands on suppliers, and in stock levels affected by customer returned equipment.

We May Not Be Able To Deliver Sales Expectations And Revenue Mix
--------------------------------------------------------------------------------
We have adopted an infrastructure-based strategy entailing significant investment based on the expectation of future sales and resulting revenues and profits. Over the long term to the extent that we cannot deliver on these expectations, whether as a result of our failure or as a result of a material change in the environment, then the business may be unprofitable and returns on investment may not materialise. In the short term, if we are unable to deliver on quarterly results expectations, both in terms of total revenue and the mix between `switched' and `non-switched' revenue, it could have a material impact on our market valuation.

We regularly review revenue expectations as part of our reporting processes. Revenue trends and mix are quickly identified and to the extent possible, remedial action is taken. As the majority of capital investment is now made to grow our business, to the extent that revenues do not develop as expected, the capital investment is scaled back accordingly.

There Are Potential Conflicts Of Interest Related To Our Controlling Shareholders Which Could Be Resolved In A Manner Unfavorable To Us
--------------------------------------------------------------------------------
FMR Corp. ("Fidelity") and certain other related persons (the "Fidelity Group") have voting control of approximately 55.9% of our issued Ordinary Shares. As a result of the level of the Fidelity Group's ownership, it is able to exercise control and purchase additional Ordinary Shares without making a general offer for all of our Ordinary Shares under Rule 9 of the U.K. Takeover Code.

Under the terms of a relationship agreement between us and certain members of the Fidelity Group, while the Fidelity Group owns, or has voting control of, at least 50% of our Ordinary Shares we are restricted from issuing any Ordinary Shares or other equity securities (including securities convertible into Ordinary Shares), subject to certain exceptions, without the prior written consent of Fidelity. The concentration of stock ownership could have the effect of delaying or preventing a change of control of our company or the removal of existing management and may discourage attempts to do so, which could be contrary to our interests and to the interests of our other shareholders. The relationship agreement, which continues in effect so long as the Fidelity Group holds at least 30% of our share capital, also provides that the Fidelity Group will not acquire more of our Ordinary Shares if, as a result of doing so, less than 25% of our Ordinary Shares would be held by members of the public.

We Have A History Of Operating Losses And Cannot Guarantee That These Will Not Continue
--------------------------------------------------------------------------------
We have incurred operating losses and negative cash flows while installing, developing and expanding our telecommunications network and building our customer base. For the year ended 31 December 2003, these operating losses totalled L79.5 million, before an exceptional operating profit of L2.5 million.

In addition, we had net cash outflow from returns on investments and servicing of finance, from capital expenditure and financial investment and from acquisitions and disposals of L439.3 million in 2002 and L180.3 million in 2003. The decrease in net cash outflow was primarily as a result of reduced purchases of tangible fixed assets, which decreased from L412.1 million in 2002 to L141.0 million in 2003.

We cannot guarantee that our operations will become profitable or that we will have positive cash flows in the future. If we cannot sustain profitability or positive cash flows, we may not be able to meet our capital requirements or make our required debt payments. If this happens, then our Ordinary Shares will have little or no value.

Failure To Finance Our Capital Requirements Could Adversely Affect Our Business Plan
--------------------------------------------------------------------------------
We may require additional capital to finance our investment and working capital requirements. The extent of our future capital requirements will depend on many factors, including:
     o    our ability to sustain and grow profitable revenues,

     o    our ability to manage costs and investments effectively,
     o    acquisitions,
     o    competition,
     o    government regulations, and
     o    exchange rate movements.

Additional sources of financing may include equity, hybrid debt/equity and debt financings or other arrangements, such as vendor financing. We cannot be sure that we will be able to obtain additional financing on acceptable terms when it is required.

Under the terms of a relationship agreement between us and certain members of the Fidelity Group, while the Fidelity Group owns, or has voting control of, at least 50% of our Ordinary Shares we are restricted from issuing any Ordinary Shares or other equity securities (including securities convertible into Ordinary Shares), subject to certain exceptions, without the prior written consent of Fidelity. If Fidelity's consent was necessary and we were unable to obtain their consent, we would be unable to raise additional equity capital. At 16 April 2004, Fidelity had voting control of approximately 55.9% of our Ordinary Shares.

If we are unable at any time to obtain any necessary financing, we may have to postpone or abandon some or all of our expansion or spending plans. This may limit our ability to make payments on our debt and may cause the prices of our Ordinary Shares and American Depositary Shares ("ADSs") to fall.

Currency Fluctuations May Adversely Affect Our Results
--------------------------------------------------------------------------------
Our international operations expose us to fluctuations in foreign currencies, particularly the Euro, and as we expand into new markets, we will be increasingly exposed to such fluctuations. A majority of our revenues, costs, assets and liabilities are denominated in foreign currencies, but our financial condition and results of operations are reported in British pounds sterling. As a result, fluctuations in the value of these foreign currencies will affect our financial and operational results.

Some of our debt financing will also expose us to fluctuations because payments of principal and interest will be made in British pounds sterling or Euros, but a substantial part of our future cash flow used to service these payments will be denominated in Euros and other local currencies. We may be required to maintain financial hedging instruments to offset any exchange rate risk with respect to some of our notes. We do not currently intend to use other financial hedging instruments to offset exchange rate risk.

Our Substantial Level of Debt May Inhibit Future Results
--------------------------------------------------------------------------------
At 31 December 2003, our total indebtedness was L1,144.6 million ($2,042.1 million), and our capital and reserves were L862.9 million ($1,540.0 million) and on 31 March 2004 our total indebtedness was approximately L1,091 million ($2,007 million) and our capital and reserves were L822 million ($1,512 million).

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

Our Ability To Make Our Debt Payments In The Future May Necessitate Refinancing Which May Not Be Available
--------------------------------------------------------------------------------

Our ability to meet our debt obligations will depend on the performance of the business, as well as on competitive, legal and technical factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flows from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our debt. Cash flows from our operations may be insufficient to repay in full at maturity our outstanding notes, and some of our notes may need to be refinanced. If that happens, our ability to refinance the notes will depend on, among other things:

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

Our Debt Covenants Limit Our Financing Activity
--------------------------------------------------------------------------------
Our indentures (except for the indentures for the four series of our senior convertible notes) contain restrictive covenants that affect, and in some cases significantly limit or prohibit, among other things, our ability to:
     o    incur indebtedness,
     o    make prepayments of certain indebtedness,
     o    pay dividends,
     o    make investments,
     o    engage in transactions with stockholders and affiliates,
     o    issue capital stock,
     o    create liens,
     o    sell assets, and
     o    engage in mergers and consolidations.

If we fail to comply with the restrictive covenants in these indentures our obligations to repay our notes may be accelerated.

The indentures for the four series of our senior convertible notes (see Note 15 of the Financial Statements) do not contain restrictive covenants, other than a limitation on liens and a limitation on sale-leaseback transactions.

Unavailability of Cash Flows Could Affect our Ability to Service our Debt
--------------------------------------------------------------------------------
Generally. We are a holding company for our subsidiaries and have no material business operations, sources of income or assets other than the stock of our subsidiaries. Because we conduct our operations through subsidiaries, our cash flow and our ability to meet the obligations under our notes, including payment of principal, premium, if any, and interest, depends upon the cash flow of our subsidiaries and their dividends, fees, loans, and other payments to us. Our subsidiaries have no obligations to make any payments under the notes or to make funds available to us so that we can make payments.

Restrictions on Distributions. Some of our subsidiaries are governed by local laws regarding how much they may pay in dividends or in what situations they may pay dividends. For example, these laws may prohibit dividend payments when net assets fall below subscribed share capital, when the subsidiary lacks available profit or when the subsidiary fails to meet certain capital and reserve requirements. In addition, some of our financing arrangements also limit the situations where our subsidiaries may pay us dividends or make loans or other distributions.

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

The Price Of Our Securities May Be Volatile And You May Not Be Able to Resell Your Shares At Or Above The Price You Paid For Them
--------------------------------------------------------------------------------
The market price for our Ordinary Shares and ADSs may vary greatly from time to time, both up and down, and you may not be able to sell your shares at or above the price you paid for them. This may be due to a number of factors, including:
     o the depth and liquidity of the market for our Ordinary Shares and ADSs,
     o investor perceptions of our company (including our financial condition and results of operations) and other telecommunications companies,
     o    investor perception of the telecommunications sector, and
     o    fluctuations in foreign exchange rates.

In addition, broad market fluctuations and general economic conditions may adversely affect the market price of our Ordinary Shares and ADSs, regardless of our actual performance.

There Are A Substantial Number Of Shares Eligible For Future Sale Which, If Issued, Could Adversely Affect The Market Price Of Our Securities
--------------------------------------------------------------------------------
Future sales of substantial amounts of Ordinary Shares in the public market, or even a perception that such sales may occur, could have an adverse effect on the market price for the Ordinary Shares and ADSs or on our ability to raise capital through a public offering of equity securities. At 16 April 2004, there were approximately 1,511 million Ordinary Shares issued of which approximately 844.8 million were held by our affiliates and therefore are not freely tradeable without restriction under the Securities Act of 1933.

Additional Ordinary Shares will be issued from time to time upon:
     o    the conversion of our convertible notes, and
     o    the exercise of our stock options and warrants.

We Do Not Intend To Pay Dividends
--------------------------------------------------------------------------------
We have never paid dividends on our Ordinary Shares, and we do not expect to pay dividends in the foreseeable future. Instead, we intend to retain all our earnings for use in our business. Furthermore, the terms of some of our financing arrangements restrict us from paying dividends.

If You Hold Shares Through American Depositary Shares, You May Have Less Access To Information About Our Company And Less Opportunity To Exercise Your Rights As A Shareholder
--------------------------------------------------------------------------------
There are risks associated with holding our shares in the form of ADSs since we are a public company organised under the laws of England and Wales. The depositary will appear in our records as the holder of all shares represented by the ADSs and your rights as a holder of ADSs will be contained in the deposit agreement. Your rights as a holder of ADSs will differ in various ways from a shareholder's rights, and you may be affected in other ways, including:
     o you may not be able to vote if we do not ask the depositary to ask for your instructions or if you do not receive the voting materials either in time to instruct the depositary or at all,
     o you may not be able to participate in rights offers or dividend alternatives if, in the discretion of the depositary, after consultation with us, it is unlawful or not feasible to do so,
     o the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, each within thirty days notice to you and without your consent in a manner that could prejudice your rights, and
     o the deposit agreement limits our obligations and liabilities and those of the depositary.

We Might Have Become A Passive Foreign Investment Company In 2002
--------------------------------------------------------------------------------
Based on an analysis of current law and of our financial position, discussed in more detail below under "Taxation - U.S. Federal Income Tax Consequences - Passive Foreign Investment Company," we believe that we might have become a passive foreign investment company for U.S. federal income tax purposes in 2002. We believe there is a low probability we could have become a passive foreign investment company in 2003, and we do not believe we will become one under our current financial circumstances. We do not believe we became a passive foreign investment company in any year prior to 2002. These are factual determinations made separately for each calendar year, and we cannot guarantee that the IRS will agree with our methodology for ascertaining passive foreign investment company status or with our ultimate determination. In addition, because passive foreign investment company status is in part based on facts on and through 31 December of each year, it is not possible to determine whether we will have become a passive foreign investment company for a calendar year until after the close of the year, when we finalise our financial information on and through 31 December. Also, we cannot provide any assurance that the applicable tax law or other relevant circumstances will not change in a manner which affects determinations of our status as a passive foreign investment company.

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

It May Be Difficult For Investors To Effect Service Of Process And Enforce Legal Process Against Our Directors And Executive Officers Outside The United States
--------------------------------------------------------------------------------
We are incorporated under the laws of England and Wales, and most of our directors and executive officers and certain of the experts named in this report are residents of the United Kingdom or other countries outside the United States. Substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons, or to enforce against us or against such persons in courts inside or outside the United States judgements of courts inside the United States based upon the civil liability provisions of United States securities laws or to enforce, in an original action brought outside the United States, rights based on such provisions.

There Is A Limit To The Payments That Can Be Made In Case Of A Liquidation
--------------------------------------------------------------------------------
If we go into liquidation in England the claim of a noteholder for amounts owing under our notes may be limited to the issue price of the notes. Any cash interest accruing under our notes for any period after we go into liquidation would not be recoverable by noteholders in a liquidation. However, U.K. insolvency law provides for any surplus remaining after payment of all other debts provided in a liquidation to be available for paying interest accrued on debts in respect of any period after the start of the liquidation.

The Loss Of Large Customers Or Changes In Their Purchasing Patterns Could Adversely Affect Our Results
--------------------------------------------------------------------------------
The loss of purchases from any of our larger customers, for any reason, could have an adverse impact on our results.

The Current Economic Environment May Worsen, Which Could Adversely Affect Our Results And Our Ability to Remain In Compliance With Our Debt Covenants
--------------------------------------------------------------------------------
Any downturn in the global economy may adversely affect our business. While our strategic plans and budgets take account of the expected state of the global economy, the depth or duration of any downturn may be more severe or longer in duration than expected and as a result our financial condition could worsen, and we could fail to remain in compliance with our financial covenants under our debt obligations.

Competitive Pricing Pressures Could Reduce Our Results And Cash Flow
--------------------------------------------------------------------------------
In our business, competition is based on product features, service quality, reliability, breadth of product offerings, customer relationships and price. We expect the competitive environment in which we operate to remain difficult for the foreseeable future. We have a number of competitors, some of whom offer the same or similar services in the geographic regions in which we operate, some of whom have greater financial and marketing resources than we do. Price is a very important competitive factor in our industry. Sustained competition on price would decrease our margins on sales and would therefore impact our results and cash flow.

Item 4. Information on the Company

A. History and Development of the Company

COLT Telecom Group plc, commercially known as COLT, was organised as a public limited company under the laws of England and Wales in 1996 as a holding company for operations already commenced in the U.K. in 1993 and Germany in 1996.

We own and operate modern fibre-optic networks in many of the major financial and business centres of Europe. At 31 December 2003, we operated an integrated international digital fibre optic network of approximately 20,000 route kilometres (12,420 route miles) providing long distance international network facilities, linking 32 major cities in 13 countries augmented by a further 42 network cities and 11 internet solution centres, across Europe.

Capital expenditure was L141.0 million in 2003, compared with L412.1 million in 2002 and L804.3 million in 2001. Approximately 75% of the expenditure in 2003 was directly associated with winning new customers or selling more to existing customers. The balance was invested in our underlying infrastructure and support systems in support of our continued drive to further improve quality and efficiency.

Our registered address is Beaufort House, 15 St. Botolph Street, London EC3A 7QN, England and our telephone number is +44 20 7863 5000.

B. Business Overview

We are a leading pan-European provider of high bandwidth data, internet, voice and advanced business communications services to business and government customers across Europe.

We have constructed, own and operate modern, competitive local and international telecommunications networks that employ optical transport technologies with dual path architectures being the accepted industry standards for high quality fibre-optic transmissions. In order to optimise performance across a range of services, a mix of synchronous digital hierarchy, or SDH, transmission technology, a synchronous transfer mode, or ATM, cell switched technology and internet protocol, or IP, technology is used. These technologies enable communication for fixed bandwidth traffic, traffic of variable speeds and internet based traffic, respectively, regardless of the hardware, software or protocol used by our customers.

Our fibre optic local city-networks and our Internet Solution Centres are inter-linked to form a single IP-based pan-European network. Monitoring and maintenance of each of these networks is centralised. Our advanced networks, combined with our superior customer service, allow us to provide telecommunications-intensive customers with uniform, reliable, high quality services which are competitive with services provided by dominant local public telephone operators, or PTOs, and other providers.

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

We offer a broad range of high bandwidth data, internet, voice and advanced telecommunications services including: (i) private wire services; (ii) switched telephony services for directly connected customers; (iii) local area network interconnect services; (iv) intercity network end-to-end pan-European connectivity over our Euro-LAN network; (v) video transmission services; (vi) switched telephony services for customers indirectly connected to our network and (vii) internet access, web hosting and other value added services.

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

The construction of the Euro-LAN, linking together our local networks, commenced during 2000 and was completed during 2002. It now comprises approximately 15,000 route kilometres of long distance capability inter-linking not only our major network cities, but also a further 42 cities where we have established points-of-presence, or POPs.

Our Digital Subscriber Line, or DSL, technology enhances local copper loops to enable high-speed digital connections for carrying data. The use of DSL allows us to extend the range of services we can offer to large corporate customers, as well as to expand the addressable market for services to small and medium sized companies and broaden penetration of target markets in cities where our networks are already operating. The deployment of DSL enables us to offer a range of voice and data products to customers who do not have the volume of business to justify a direct fibre optic connection but wish, for example, to connect their branch offices and remote locations. Services that are available over DSL include voice services, virtual private networks, e-mail, web hosting, security and storage services. Customers are able to tailor their own package from a menu of services. COLT Internet offers high quality, high speed data rates while providing users with the benefits of both an ATM transatlantic backbone network as well as our local SDH access network. We have eleven Internet Solution Centres, or ISCs, in service, each one integrated into one of our fibre optic networks, in: Amsterdam, Barcelona, Berlin, Frankfurt, London (2), Paris (2), Madrid, Milan and Turin.

Our ISCs offer customers a managed environment for outsourcing their web infrastructure and other services. More significantly, they are the enabling platforms for a range of communications intensive products and services that we expect will create incremental network revenue opportunities.

Internet Protocol Virtual Private Network, or IPVPN, services were initially launched in France and Germany during 2000. We have since extended our IPVPN offering and have continued to expand our IPVPN customer base. At 31 December 2003, we had some 700 customers utilising IPVPN services across Europe.

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

We intend to make continued and significant additional investments in both advanced telecommunications and internet related services. The development of intranet services is expected to continue, providing connectivity for corporations on a local, national and international scale, establishing internet POPs, as well as creating an overlay network directly connecting major Internet Service Providers, or ISPs.

During 2003, we continued to expand our service range. We launched our media streaming service. This service, directed at the corporate, ISP and the Small to Medium Enterprise, or SME, markets allows companies to store and deliver rich content and multimedia (video, audio or both) across our entire network. In addition, as we own the network, we have a high level of control over the quality and security of the service.

During 2003, we also continued to expand our presence in the metropolitan markets in Europe and, by the end of 2003, operated metropolitan area networks in a total of 32 European cities across 13 countries with a further 42 other network cities connected by establishing POPs, and 11 ISCs. We may continue to widen our geographical coverage further, in selected markets, by establishing POPs in smaller cities without building networks.

We are strongly positioned across Europe with local, national and international fibre infrastructure, an extensive hosting footprint and the technology and service partnership foundations to significantly expand our product and service range as we grow in 2004.

Based in London, we currently operate networks in 32 cities: Amsterdam, Antwerp, Barcelona, Berlin, Birmingham, Brussels, Cologne, Copenhagen, Dublin, Dusseldorf, Frankfurt, Geneva, The Hague, Hamburg, Hanover, Lisbon, London, Lyon, Madrid, Manchester, Marseilles, Milan, Munich, Paris, Rome, Stockholm, Stuttgart, Rotterdam, Turin, Valencia, Vienna and Zurich.

Market data in the following sections is derived from the "European Information Technology Observatory 2003" (11th edition, ISSN 0947-4862), pages 349 and following. Please refer to the source for details.

North Region

The North Region comprises the countries of Belgium, Denmark, Ireland, The Netherlands, Sweden and the United Kingdom. Our revenues in the region reached L372.6 million in 2003. The total telecommunications market in our North Region countries is approximately 35.49% of the total telecommunications market of the E.U. plus Norway and Switzerland.

As at 31 December 2003 we had 5,708 customers and carried 10.4 million private-wire Voice-grade equivalents, or VGEs, increases of 25% and 19% over the respective positions at 31 December 2002. During 2003 we carried approximately
1.5 billion switched minutes compared to 1.3 billion in 2002.

Central Region

The Central Region comprises the countries of Austria, Germany and Switzerland. Our revenues in the region reached L494.4 million in 2003. The total telecommunications market in the Central Region countries comprises approximately 26.79% of the telecommunications market of the E.U. plus Norway and Switzerland.

As at 31 December 2003 we had 6,838 customers and carried 11.2 million private-wire VGEs, increases of 20% and 32% over the respective positions at 31 December 2002. During 2003 we carried approximately 3.4 billion switched minutes compared to 2.6 billion in 2002.

South Region

The South Region comprises the countries of France, Italy, Portugal and Spain. Our revenues in the region reached L299.3 million in 2003. The total telecommunications market in our South Region countries is approximately 35.86% of the total telecommunications market of the E.U. plus Norway and Switzerland.

As at 31 December 2003 we had 7,019 customers and carried 4.9 million private-wire VGEs, increases of 34% and 57% over the respective positions at 31 December 2002. During 2003 we carried approximately 1.0 billion switched minutes compared to 0.9 billion in 2002.

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

Inter-city Network

Our Euro-LAN joins our local networks across Europe and gives us a high degree of control over service quality on a pan-European basis. The Euro-LAN infrastructure offers us the opportunity to provide unique, end-to-end European products and services. Customers are able to rapidly transmit large volumes of information from end to end over a single network. In total, we now have approximately 20,000 route kilometres of metropolitan and international network in operation serving and inter-linking not only our major network cities but also 42 cities where we have established points-of-presence. These international facilities enable us to meet customer demand for significant bandwidth and end-to-end connectivity requirements.

Breakdown of revenues by segment

Year ended 31 December 2003
                                                                          Corporate
                 North Region    Central Region      South Region               and                    Total
                                                                       eliminations
Turnover                L'000             L'000             L'000             L'000             L'000            $'000
--------                -----             -----             -----             -----             -----            -----
Switched              234,904           360,592           180,336           (73,194)          702,368        1,253,647
Non-switched          182,526           173,935           144,978           (39,035)          462,404          825,021
Other                      82               742               584              (132)            1,276            2,277
Inter region
turnover              (44,910)          (40,866)          (26,585)          112,361                --               --
                     -------------------------------------------------------------------------------------------------
Total                 372,602           494,403           299,313                --         1,166,318        2,080,945
                     -------------------------------------------------------------------------------------------------
Year ended 31 December 2002
                                                                          Corporate
                 North Region    Central Region      South Region               and                    Total
                                                                       eliminations
Turnover                L'000             L'000             L'000             L'000             L'000            $'000
--------                -----             -----             -----             -----             -----            -----
Switched              213,025           309,458           164,871           (63,971)          623,383        1,112,240
Non-switched          155,963           151,317           123,427           (28,654)          402,053          717,343
Other                      65             1,330               485               (58)            1,822            3,251

Inter region
turnover              (37,543)          (32,300)          (22,840)           92,683                 -                -
                     -------------------------------------------------------------------------------------------------
Total                 331,510           429,805           265,943                 -         1,027,258        1,832,834
                     -------------------------------------------------------------------------------------------------
Year ended 31 December 2001
                                                                          Corporate
                 North Region    Central Region      South Region               and                    Total
                                                                       eliminations
Turnover                L'000             L'000             L'000             L'000             L'000            $'000
--------                -----             -----             -----             -----             -----            -----
Switched              222,670           262,749           125,646           (78,418)          532,647          950,349
Non-switched          132,920           147,543           102,067           (15,825)          366,705          654,275
Other (1)                 158             5,860               456              (139)            6,335           11,303
Inter region
turnover              (42,822)          (35,810)          (15,750)           94,382                 -                -
                     -------------------------------------------------------------------------------------------------
Total                 312,926           380,342           212,419                 -           905,687        1,615,927
                     -------------------------------------------------------------------------------------------------

(1) Central Region "Other" includes infrastructure sales of L3,829,000.

Segmental analysis by customer type

Year ended 31 December 2003

                    Corporate        Wholesale                    Total

                        L'000            L'000            L'000            $'000

Switched              336,980          365,658          702,638        1,253,647

Non-switched          354,794          107,610          462,404          825,021

                    Corporate        Wholesale                    Total

                        L'000            L'000            L'000            $'000

Other                     909              367            1,276            2,278
                    ------------------------------------------------------------

Total                 692,683          473,635        1,166,318        2,080,945
                    ------------------------------------------------------------

Year ended 31 December 2002
                    Corporate        Wholesale                    Total

                        L'000            L'000            L'000            $'000

Switched              294,757          328,626          623,383        1,112,240

Non-switched          288,962          113,091          402,053          717,343

Other                   1,040              782            1,822            3,252
                    ------------------------------------------------------------

Total                 584,759          442,499        1,027,258        1,832,834
                    ------------------------------------------------------------

Year ended 31 December 2001
                    Corporate        Wholesale                    Total

                        L'000            L'000            L'000            $'000

Switched              231,191          301,456          532,647          950,349

Non-switched          225,673          141,032          366,705          654,275

Other                     615            5,720            6,335           11,303
                    ------------------------------------------------------------

Total                 457,479          448,208          905,687        1,615,927
                    ------------------------------------------------------------

Services

We are a leading pan-European provider of business communication services and we operate in a single segment: telecommunications. The services, which we provide, can be broken down into two general categories: switched and non-switched.

The range of services offered by us in any particular market may vary because of the extent of telecommunications liberalisation in the market, regulatory conditions and other business considerations.

Switched Services

Switched services involve the transmission of voice, data or video to locations specified by end users or carriers. We have the technological capability to provide a full range of switched services, including local, national and international calls as well as enhanced services. Switched services include the following:

COLT Line. Through our switching centres and interconnection arrangements with other carriers, COLT Line switched service offers customers an economical and flexible way to make telephone calls on a local, national or international basis. COLT Line provides several enhanced calling features as well as a choice of digital or analogue connectivity with multiple service options. COLT Line Enhanced provides a variety of additional features normally only available with virtual private network, or VPN or Centrex services, including desk-to-desk dialling, four-digit dialling and full network monitoring and maintenance. Full customer support is provided, with a dedicated account manager and customer helpdesk.

COLT Line DualHoming. COLT Line DualHoming is a security solution offering the highest level of security for incoming and outgoing traffic where more than one public exchange is attached. It is especially well suited to customers with any kind of critical applications.

COLT Line DistributedTraffic. COLT Line DistributedTraffic is a security solution offering the distribution of all incoming traffic to multiple customer locations using the same number range, including the balancing and overflow management of incoming traffic. This solution is best suited to customers who require traffic management over two or more geographical locations.

COLT Line DisasterRecovery. COLT Line DisasterRecovery is a security solution offering the diversion of traffic for a specific number range to a definable destination in the case of total system failure. The destination and the duration of the diversion are flexible and are password protected.

COLT Connect. COLT Connect is an indirect telecommunications service available to business users who are not connected to our network, giving customers an economical and flexible way to make local, national and international calls. Acting as a `broker' on behalf of the user, we can use our bulk buying power to continually negotiate the most competitive prices for our customers without compromising service or quality. This product allows us to serve markets beyond the reach of our core infrastructure, enabling us to provide service nationally without building a national network.

COLT BusinessConnect. COLT BusinessConnect is an advanced portfolio of intelligent network (IN) telephone numbers. We supply the service either to on- or off-Net customers. This service is mainly used as a marketing instrument.

Non-Switched Services

Non-switched services involve a fixed communications link between specific locations. Our non-switched services currently include the following:

COLT Link. Through our COLT Link services, we offer customers a full range of digital and analogue private wire services, ranging from low-speed voice circuits (64 kilobits per second and lower speeds) to high-speed links of 34, 45, 155 and 622 megabits per second. Broadcast and multiple link services are also available. The resilience of the SDH network provides users with a high level of reliability for critical applications. These are local (within a city) or national (within a country) private wire services. We also offer international private wire services.

COLT LANLink. COLT LANLink offers a high performance connection for geographically distributed local area networks, or LANs. The communication of data uses the full bandwidth of the respective LAN technologies and is independent of the LAN protocols. Thus, COLT LANLink avoids the delays and compatibility problems of conventional LAN to LAN connecting solutions (e.g. leased lines or Frame Relay). The COLT LANLink solution facilitates the development of innovative solutions with high data transfer rates such as Intranets, distributed client/server environments, server farms and computing centres. Furthermore, COLT LANLink is particularly adapted to real time voice and multimedia transmissions. We provide these services for the three most common LAN protocols - Ethernet, Token Ring and Fibre Distributed Data Interface. Unlike some other LAN interconnection networks which limit LAN speeds to that of the network, COLT LANLink interconnects each type of LAN at its native speed.

COLT EuroLink. COLT EuroLink is an end-to-end managed Synchronous Digital Hierarchy, or SDH, private wire service that provides international companies operating throughout Europe with a high quality, cost-effective network. This service supports high volume, secure data links, videoconferencing, corporate LAN interconnect, intranet applications and internet services exclusively over our local access networks and is connected to our international SDH backbone at several points. COLT EuroLink provides fully redundant SDH protected services in both the local and long-distance sections of a customer connection. SDH technology provides an alternative path locally and internationally for a customer's services should the normal path become unavailable for any reason. This results in very high levels of service availability.

COLT EuroCell. COLT EuroCell provides transport of Asynchronous Transfer Mode, or ATM, traffic over a Permanent Virtual Path. It has different levels of quality of service with variants suitable for a number of applications, including real time/delay sensitive applications such as voice or video, unconstrained delay applications such as LAN interconnection, as well as applications with little requirement for tight delay such as e-mail or over-night back-up. We offer two different customer selectable traffic and Quality of Service types: CBR, or Constant Bit Rate, and VBR-nrt, or Variable Bit Rate - non real time. We support access speeds from 2Mbit/s to 155Mbit/s. Global connectivity can also be provided on a case by case basis.

COLT Euroframe. COLT Euroframe is a Frame Relay service for data networking available via a user network interface, or UNI, connected by Permanent Virtual Circuits, or PVC. Two additional service options are available to customers:
COLT EuroFramePlus, an enhanced service used for delay-sensitive applications, and COLTEuroFrame(2)Cell, where the PVC can be supported through an ATM UNI on one end and a Frame Relay on the other. This service, together with COLT EuroCell, strengthens and enhances our portfolio of high bandwidth pan-European products and complements the existing end-to-end managed private wire service, COLT EuroLink. We support access speeds from 64Kbit/s to 2Mbit/s. Global connectivity can also be provided on a case by case basis.

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

COLT InterAccess. COLT InterAccess enables high bandwidth leased line internet access utilising our Internet Protocol Network, or IPN, and worldwide peering agreements.

COLT InterTransit. COLT InterTransit offers to Internet Service Providers a permanent, fast and secure connectivity to the internet. The service connects the ISP's site to our high capacity backbone network. It is specifically designed for high wholesale bandwidth resellers or ISPs.

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

COLT InterHousing. COLT InterHousing is a managed co-location service which offers a flexible and cost-effective alternative to an in-house internet facility. Dedicated full and half racks are offered. COLT InterHousing racks are located in the highly secure and 24 x 7 x 365 monitored COLT Internet Solution Centre, or ISC.

COLT InterHosting. COLT InterHosting UNIX is a managed, dedicated web and internet applications hosting solution for business customers. Such applications could be a web site, an e-business platform or a Service Access Point, or SAP, application. This service is located in our highly secure and 24 x 7 x 365 monitored ISC.

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

COLT IP Corporate. COLT IP Corporate is a virtual private network service that allows customers to access private data, such as company information, across a public or shared network. IP Corporate allows this access using a number of transport technologies, such as ATM, IPSec (a collection of IP security measures which support an authentication process used to verify the validity of the originating address from which data is being sent) and MPLS (a method of speeding up IP based data communication over ATM networks).

COLT IPCorporateConnect. COLT IPCorporateConnect is a connection-orientated VPN service built on proven, widely used Layer 2 transport services, ATM and Frame Relay. As such, traffic flows via PVCs are fixed and known for true path determination. Routers are deployed at each site providing feature-rich services that can be applied to application demands. The result is a virtual private network service with a very high degree of flexibility for the customer.

COLT DSL. As an alternative to some of the fibre connectivity services mentioned above, we also have a copper based offering via DSL technology and as a result are able to offer voice or data, subject to the chosen DSL type.

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

Customer Service

We strive to provide superior customer service and believe that the quality of our customer service before, during and after installation is one of our competitive advantages. We have a tailored order entry and project management system to track orders from receipt to installation. During the installation process a dedicated project manager works with large accounts to provide a single point of contact for complex installations across many sites. After installation, our network control centre monitors equipment constantly, often resolving problems before any service interruption occurs.

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

The Networks

We use the latest technologies and network architecture to develop highly reliable infrastructure for delivering high-speed, quality digital voice, internet, IP, data and video telecommunications services. The basic transport platform consists primarily of optical fibre, in some cases, equipped with Dense Wave Division Multiplex equipment, or DWDM. DWDM systems carry multiple wavelengths over long distances, without the need for intermediate regeneration of signals at the electrical level. It is a mechanism to increase transmission speeds on fibre-optic systems by allowing multiple signals to be encoded into multiple wavelengths and transmitted down the same fibre.

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

We serve our customers from one or more nodes or hubs strategically positioned throughout our networks. The node houses the transmission and switching equipment needed to interconnect customers with each other, carriers and other networks. Redundant electronics, with automatic switching to backup equipment in the event of failure, protect against signal deterioration or outages. Continuous monitoring of system components focuses on proactively avoiding problems rather than just reacting upon failure, and permits near real time reporting on the network status to the customer, using web browsers for access to these reports. Network coverage is provided constantly, monitoring equipment and facilities and providing customer assistance and support. We use an internal staff of technicians to both install and repair electronics and provide service to customers.

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

We use DSL equipment in the offices of the incumbent operators (when permitted by `unbundling' regulation) to provide multiple IP based services to small and medium sized companies as well as utilising the incumbents' wholesale DSL offers where appropriate.

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

Billing and Information Systems

Maintaining sophisticated and reliable billing and customer service information systems that provide billing, accounts receivable and customer support is a core capability necessary to record and process the data generated by a telecommunications service provider. Accordingly, we use Remedy Corp.'s Action Request System for customer service, project management and fault management in addition to billing systems provided by Ericsson, and Independent Technology Systems. We will continue to make significant investments to upgrade and acquire sophisticated information systems designed to enable us to: (i) monitor and respond to customer needs by developing new and customised services; (ii) provide customised billing information; (iii) provide high quality customer service; (iv) verify payables to suppliers; (v) rapidly integrate new customers; and (vi) improve least-cost routing of traffic on our network. We provide billing in local currency, itemised call detail and electronic output for select accounts. While we believe that our systems are currently sufficient for our operations, our network intelligence, selling and financial reporting systems will require enhancements and ongoing investments to accommodate our growth. A usage-based billing offering for hosting and access customers has been introduced. This expansion of our product and service range gives customers the flexibility to pick their internet connectivity according to their usage profile and reflects our innovative customer-oriented approach to service. The introduction of a usage based billing solution is another measure of our commitment to maximising the benefit to customers of our continuing infrastructure and service investment. Customers, large and small, can select a billing model that most closely matches their actual usage profile. The new system presents customers with a choice based on usage profiles resulting from the customer's connectivity pattern. It means actual bandwidth use rather than mere availability governs what the customer pays. By offering this new product feature, we strive to ensure that we maintain a lead in servicing our business.

Competition

In every region, we compete primarily with the dominant PTOs. We also face competition for customers' switched traffic from a number of smaller service providers. By region, our primary competitors are as follows:

North Region

We compete primarily with the incumbent operators, i.e., Belgacom in Belgium, TDC in Denmark, Eircom in Ireland, KPN in The Netherlands, Telia in Sweden and BT in the U.K. We also face competition from a number of pan-European operators, including MCI, Cable & Wireless, BT, Level 3 and others. There are also some local infrastructure competitors, such as Versatel and Priority Telecom in The Netherlands, and Versatel and Telenet in Belgium. In Sweden and Denmark, we also compete with Tele2. In the U.K., domestic competitors include Energis.

Central Region

We compete primarily with the dominant PTOs, i.e., Telekom Austria, Deutsche Telekom in Germany and Swisscom in Switzerland. In Germany, we also face competition from several other operators, notably Arcor, BT, MCI and Level 3 who have built-out nation-wide backbone networks, and MCI, along with some city carriers (which are often owned or supported by local governments) who have built local infrastructure in selected geographies. Priority Telecom, in Austria, is a local infrastructure competitor. In Switzerland, TDC-Sunrise, MCI WorldCom and SOLPA each has a strong domestic market position.

South Region

The principal competitors in the South Region are the incumbent operators, i.e., France Telecom in France, Telecom Italia in Italy, Telefonica in Spain and PT in Portugal. We also face competition in France from Cegetel, LDCom/Neuf Telecom and Completel. In Italy, we compete with major national new entrants such Wind-Infostrada, e.Biscom and Albacom, and in Spain with major national players such as Auna, JazzTel and Uni2. In Portugal, competition is relatively limited, but we also face competition from entrants, mainly from ONI.

Regulatory Environment

We believe we have obtained all national and local government authorities, permits or licences or comply with all conditions as are required in order to be able to conduct our business as currently contemplated, in each of the jurisdictions in which we operate.

European Union regulatory framework

On 25 July 2003, the European Union, or E.U., regulatory framework for electronic communications (a concept encompassing telecommunications, cable TV and broadcast transmission services) came into force. The new framework represents a complete overhaul of the previous regulatory regime and reduces the previous legal measures from 28 to 8. It aims to create a regime that will reflect the current state of competition and take into account developing markets and technological change. A key feature of the new regulatory package is that it contains a drive towards common market definitions and common regulatory instruments to assess and address the dominance of certain operators on communications markets within the E.U., and is based on concepts that are identical to those employed in general competition law. The main measures include the Authorisation Directive; the Access and Interconnection Directive; the Universal Service Directive; and an over-arching Framework Directive. The Framework Directive identifies the "candidate" markets that the European Commission believe may require specific regulatory attention and introduces the concept of "Significant Market Power", or SMP. It is complimented by a separate Recommendation listing the markets that are considered "relevant", i.e. which the European Commission considers to be candidates for ex-ante sector-specific regulation, on the grounds that there may be structural competition problems ("Recommendation on Relevant Product and Service Markets within the electronic communications sector susceptible to ex ante regulation in accordance with the Framework Directive") and by Guidelines aimed at assisting National Regulatory Authorities, or NRAs, in the Member States in designating SMP operators ("Guidelines on market analysis and the assessment of significant market power under the Community regulatory framework for electronic communications networks and services"). Both instruments are soft law instruments that are not legally binding. In the future, this package will be supplemented by non-binding guidance (soft law) to NRAs on the remedies to impose on SMP operators.

Under the new regulatory framework, NRAs will no longer grant individual licences. Instead, general authorisations will allow any organisation to build networks and offer services, subject only to general conditions that are applicable to all operators.

Moreover, NRAs in each Member State are responsible for reviewing the competitiveness of the markets identified by the Commission, taking utmost account of the Guidelines and the Recommendation. If they find that there is a SMP in a market, and that competition law is not likely to be sufficient to address any problems that result from that SMP, they will be required to impose appropriate and proportionate obligations on the firms identified as having SMP.

In line with the principle of subsidiarity, the implementation of E.U. directives and policy remains different in every E.U. Member State, but the intent and spirit of liberalisation has now been broadly adopted and the new framework has introduced additional features aimed at enhancing harmonisation. These elements are on the one hand the setting up of the European Regulators Group, or ERG, an advisory body bringing together all the NRAs and aiming to consult with the Commission on best practices in implementing the new regulatory framework; and on the other hand the so-called Article 7 Consultation and Transparency mechanism (referring to the procedure set in place by Art. 7 of the Framework Directive), whereby NRAs are required to notify NRAs in other Member States and the European Commission of draft measures relating to market definition, SMP designation and remedies if such draft measures would affect trade between Member States. NRAs and the Commission have the opportunity to comment within one month and the Commission even has the power to issue a veto, where such measures seek to define markets other than those defined in the Recommendation or in relation the designation of operators with SMP, where and when the Commission considers that the measures would affect trade between Member States or if the Commission has serious doubts as to its compatibility with Community law and in particular the policy objectives listed in Article 8 of the Framework Directive.

The telecommunications regulatory regimes in each of the countries in which we are currently operating therefore have increasingly common features. However, although E.U. Member States were given until 25 July 2003 to implement the new directives into their national law and to regulate the telecommunications sector in accordance with this new legal and regulatory package, many Member States did not meet this deadline. Details of the progress towards implementation in our major countries are given below.

Iceland, Liechtenstein and Norway are bound by the E.U. directives as a consequence of their membership of the European Economic Area. Switzerland is not required to follow the E.U. directives but has implemented a broadly similar national legal and regulatory framework for telecommunications.

We are currently not subject to regulatory constraints on the retail prices we charge to our end-user customers, although the dominant PTO may be subject to retail price controls under each national regulatory regime, which result in a price ceiling on the market. We are at present not subject to regulatory constraints on the wholesale prices we charge to other operators, but this may be subject to change, in particular as regards incoming calls on our network and leased line terminating segments (potentially including Ethernet and other non-switched data services). For these activities, we might in the future become the subject of regulatory attention/scrutiny in every E.U. Member State, and potentially obligations to publish terms and conditions, and in some cases possibly requirements of non-discrimination and cost-based pricing. It is however difficult to anticipate if this could result in any material adverse change to our revenues or margins, as the implementation process is not finalised in any Member State. Early indications are that Member States do not intend to impose cost-based pricing on operators such as us for any service.

North Region

Belgium

Full telecommunications liberalisation was introduced in Belgium on 1 January 1998. We have been granted a public telecommunications network licence in Belgium covering the main areas of economic importance and a nationwide voice telephony licence. With the new regime, the Regulator has published two communications to install the new authorisation regime by notification. Currently, our infrastructure and voice telephony licence remain valid.

The Government is considering the activation of the Universal Service Obligation Fund in Belgium.

Denmark

In Denmark, no licence, authorisation, registration or other procedure is applicable for conducting fixed network telecommunications activities. The European package has been implemented by Act No 450 of 10 June 2003 and entered into force on 25 July 2003. Moreover, certain provisions of the Framework Directive (2002/21/EC) and the Authorisations Directive (2002/20/EC) are reflected in Act No 421 of 6 June 2002 on Radio Frequencies, which entered into force on 1 July 2002. The regulator is late in its market analysis process, as it is only in the first stage of data collection in order to analyse the markets. It is therefore difficult to assess the impact in practice of the new regulatory framework on us but little disruption is expected.

Ireland

In Ireland, we are authorised to run our network and provide services pursuant to general conditions of entitlement issued by the Commission for Communications Regulation on 29 August 2003. Ireland has already implemented the European package through the Communications Regulation Act 2002 and by various other instruments. The regulator is in the process of carrying out market reviews to assess the scope of regulation required on players with significant market power.

The Act has created a new regulator, ComReg (Commission for Communications Regulation) a statutory body responsible for the regulation of the electronic communications sector (telecommunications, radiocommunications and broadcasting transmission) and the postal sector in Ireland.

The Netherlands

Full telecommunications liberalisation was introduced in The Netherlands in 1997. We are registered and authorised as a provider of public telecommunications services, as a builder or provider of a public telecommunications network and as a builder or provider of leased lines in The Netherlands. The current Telecommunications Act is dated 15 December 1998. The European package will be implemented by a new Telecom Act, which is expected early in 2004. The market analyses will be used by the Regulator to assess the scope of regulation required on players with SMP.

Sweden

In Sweden, we have had to register with the NRA, PTS, to enable us to build our network and provide services. On 5 June 2003, the Government Bill for the transposition act (Electronic Communications Act (2003:389)) was adopted by the Parliament. It entered into force on 25 July 2003. Data collection for the market analyses has been completed for all markets and PTS is currently carrying out an extensive preliminary consultation covering all markets, except markets 14 (Wholesale trunk segments of leased lines) and 17 (Wholesale international roaming for mobile). At this stage of the process, it is difficult to assess the impact in practice of the new regulatory framework on us. It must however be noted that, at this consultation stage, we have been designated as having SMP in market 9, i.e. call termination on individual public telephone networks provided at a fixed location, but with lighter obligations then those imposed on the incumbent operators. The final decision on this matter is expected to be taken in week 21-23 of the year 2004.

The United Kingdom

In the United Kingdom, the European package has been implemented by the Communications Act 2003 and by various instruments implemented under that act. The regulator has carried out market reviews to assess the scope of regulation required on players with SMP. The results of this have continued many of the important aspects of the old regime resulting in little disruption to our business. Regulation of BT at the retail level, however, is reduced. We are entitled to run our network and provide the full range of services pursuant to general conditions of entitlement issued by the Director General of Telecommunications on 25 July 2003.

The Communications Act 2003 created a new regulator, OFCOM. OFCOM will be responsible for regulating not only the telecoms sector but also all the other media industries - TV, radio (spectrum and content) and so on. In 2004, OFOCM began conducting a strategic review of telecoms regulation. This may involve fundamental change to regulation in the UK, though it is not yet possible to say what any changes might be.

Norway and Finland

In Norway and Finland, we have registered as a provider of telecommunications services.

Central Region

Austria

In Austria, a new Telecommunications Act 2003, or TKG 2003, has been enforced on the 20 August 2003 and transforms the new regulatory framework to national law. The former licence regime has been replaced by a system of authorisations for providing telecommunications services by notifying the providing of telecommunication services to the NRA. Licences and notifications of services under the former regulatory framework remain in force, so that we are entitled to operate a public fixed telecommunications network, to offer leased lines and to provide internet and data services.

Since the enforcement of the TKG 2003, a market delineation ordinance has been issued by the NRA according to the Recommendation on Relevant Markets in the communications sector of the European Commission (bitstream access market has not been published as a separate market, as the NRA has initiated a separate consultation investigating the geographic dimension of this market; is there one nationwide market or several geographic markets?). The market analyses have been initiated in the 2003 four quarter and first results are expected at the end of 2004 first quarter or beginning of 2004 second quarter.

Germany

The German Telecommunications Act of 25 July 1996 provides a licensing and regulatory framework for telecommunications activities in Germany. In 1998, the German telecommunications market was finally liberalised. The NRA, RegTP, is tasked with advancing the development of the postal and telecommunications markets; targets are liberalisation and deregulation. In the future RegTP will also be responsible for energy regulation. In view of the direct impact of the new directives from 25 July 2003, the former need of requiring licences under ss. 6 of the Telecommunications Act is no longer valid. In consequence the licences for the establishment and operation of public telecommunications networks and for the provision of voice telephony services are no longer issued under ss. 6 of the Telecommunications Act. Irrespective of the abolition of the licencing obligation under ss. 6 of the Telecommunications Act frequency assignment is still required for the use of frequencies.

In April 2003, the Ministry of Economics and Labour published a series of legislative instruments to facilitate adoption of the new regulatory package. Germany failed to implement the directives by the deadline. In consequence, the E.U. started a claim against Germany. In 2003, RegTP started several public consultations and market reviews to define the 18 markets of the E.U. directive. Several hearings will follow. On 15 October 2003, the Government adopted the bill of the New Telecommunication Act and the formal legislative procedure started with the first reading in the Bundestag in the middle of January 2004; two further readings will follow.

Several provisions in the bill are in breach of E.U. law and if enacted in their current form will have a highly negative impact on our competitiveness. Some examples are:
     o additional regulatory hurdle with "functioning competition"
     o "double dominance" test for wholesale regulation, and
     o further financial burdens for operators, etc.

Consequently, we have started an alliance with other pan-European operators to influence the current legislative process.

Switzerland

Switzerland is not a member of the E.U., but liberalised its telecommunications market on 1 January 1998 and has broadly followed the E.U. liberalisation policies. We have obtained a concession covering the establishment and operation of our networks and we have the licence as a telecommunication service provider for fixed network, which allows the provision of telecommunication services. The concession grants similar rights and imposes similar obligations as those in other European countries, through the individual licencing system. However the new regulatory framework and the relevant market analysis is not an issue in Switzerland. The Swiss Telecommunication Law does not currently require Swisscom to unbundle its local loops, but the Decree on Telecommunications Services (as amended from 7 March 2003) requires full unbundling of the local loop together with bitstream and shared access. This Decree became effective on 1 April 2003. In practice, the Decree may not be successful in enforcing local loop unbundling because its provisions may be the subject of a Court appeal by Swisscom in the absence of a mandate for unbundling derived from primary legislation.

The revision of the Telecommunication Law is still under discussion in the national parliament and it is expected that it will not become effective before 2005 and currently the trend is against more liberalisation/regulation, e.g. ex-ante is excluded and Unbundled Local Loop is not supported by the majority. Changes in the Decree on Address Elements for Telecommunication, or AEFV, became effective on 1 April 2003 with new requirements concerning mainly Value Added Services. A new revision of the Decree on Price Announcements was published at 4 February 2004 and become effective on 1 June 2004. The changes mainly concern the price announcement aspects of Value Added Services. OFCOM has announced that downloadable web-diallers cannot use the Primary Reference Source numbers (090x) of the content providers anymore; this came into force on 1 April 2004.

The Federal Communication Commission (ComCom) decided in November 2003 that the regulated Interconnection prices of Swisscom for the years 2000 to 2003 were about 25 - 35 % too high. Swisscom has appealed against this decision to the Federal Court.

Swiss fixed to mobile termination rates are the highest in Europe and we have been in negotiation with Swisscom Mobile to halve the rates. If we cannot reach agreement on this issue, we will consider an appeal to ComCom.

South Region

France

France has not yet implemented the new E.U. directives. Legislation was adopted in December 2003 and in January 2004 relating to universal service, retail tariff controls, the status of France Telecom and the right for public entities (municipalities, regional authorities, etc.) to become full-service telecommunications operators, but the most important transposition legislation is still pending before Parliament. On 12 February 2004, the National Assembly adopted a draft Bill transposing the core of the new E.U. level regulatory framework. This Bill will in due course be examined and voted on by the Senate, and a special reconciliation procedure between the

Senate and the Assembly will thereafter be followed, with the objective of finalising a joint text shortly after its adoption by the Senate.

In accordance with the new E.U. directives, the new French legislation will abolish individual licensing (a partial abolishment has already occurred on 25 July 2003, by means of a joint letter of the Minister and the National Regulatory Authority). In the meantime, we remain entitled to operate a public telecommunications network in all French regions of economic importance and to provide voice telephony services on a nation-wide basis under a combined L.33-1 and L.34-1 licence most recently amended on 5 January 2000. Upon the entry into force of the new regime, our licence will be converted into one or several registrations with the NRA, Autorite de Reglementation des Telecommunications, or ART.

The new legislation will also institute a market definition, market analysis and SMP designation system, which will result in the imposition of regulatory obligations on operators found to have SMP, and in the withdrawal of regulatory obligations where no SMP is found. Although the law has not yet been adopted, ART has initiated the data collection exercise which is necessary to conduct these tasks. Current expectations are that the new regime will result, as of Q4 2004, in a tightening of certain interconnection and wholesale broadband access obligations, especially on France Telecom and on mobile operators (who are major suppliers to us), and in a weakening of retail price control on France Telecom. Direct regulation of our business is a possibility under the new regime, but this is not expected to result in major changes compared to the existing situation.

Italy

Full telecommunications liberalisation was introduced in Italy on 1 January 1998. On 16 September 2003, the new "Electronic Communications Code" entered into force which implemented the new E.U. Directives. Compared to the previous Italian regulatory regime, the new Code provides for a lighter market access regime. Under the new Code, in fact, individual licenses are no longer required, while all electronic communications services are subject to general authorisations that are deemed as granted upon filing of the relevant applications. Also, the new Code provides for an allocation of powers and competencies between the Ministry of Communications and the Italian Communications Authority. The Ministry of Communications is mainly in charge of the granting and the administration of the general authorisations while the Italian Communications Authority is mainly dedicated to the adoption of sector specific regulations.

Spain

Spain was granted with temporary exemptions from the applicability of the E.U. directives by the European Commission, resulting in full market opening in Spain on 1 December 1998.

The European package has been implemented by the new Telecommunications Act 32/2003, (Ley General de Telecomunicaciones), published in the Official Gazette on November 3rd and entering into force the following day. Four regulations will develop the 32/2003 Telecommunications Act. The regulator has not carried out market reviews up to now, so therefore, no assessments of SMP/remedies have been made. Due to the large market share of Telefonica in all defined markets (by the Framework Directive), continuation of many important aspects of the old regime is expected. Nevertheless, last November and before the market analysis was ended, the NRA approved an important decrease of Telefonica's price cap applied to retail voice telephony prices and fully liberalised retail ADSL prices.

The new Telecom Act 32/2003 implements the notification system stated by the Authorisation Directive 2002/20/CE. Accordingly, there are only two types of authorisations: authorisation to provide electronic communications networks and authorisation to provide electronic communication services. The new regulation does not distinguish between national and regional authorisations.

In addition, the new act has created a new Radio Spectrum Agency. The Telecommunications Market Commission responsibilities are currently being discussed under a new Regulation developing the new Telecom Act. This new regulation is expected to be enacted next spring. No relevant changes are expected further than implementation of E.U. regulatory framework although the Universal Service Obligation Fund could become an issue during this year.

Portugal

As well as in Spain, Portugal was granted with temporary exemptions from the applicability of the E.U. directives by the European Commission, resulting in full market opening in 1 January 2000.

The European package has been implemented in Portugal by Law no. 5/2004, of 10 February 2004 (Electronic Communications Law). Under this law (which has entered into force immediately), the Portuguese telecom regulator is expected to start carrying out market reviews to assess which are the relevant telecom markets and the players with significant market power in such markets.

In Portugal, we have obtained two licences, one to provide a fixed telephone service and another to establish and provide a public telecommunications network, according to Decree-Law no. 381-A/97, of 30 December 1997. We are also registered with Autoridade Nacional de Comunicacoes, or ANACOM, to provide a wide number of telecommunications services that do not require a licensing procedure (e.g., number translations, internet access, international ATM).

C. Organisational structure

We are the holding company for the following subsidiaries, each of which is a private company registered in its country of incorporation. Each subsidiary operates in its country of incorporation.

Name                                                              Date of Incorporation            Country of Incorporation
                                                                  ---------------------            ------------------------
COLT Telecom Holdings Limited (1)                                 6 December 1999                  England and Wales
COLT Telecom Europe Limited (1)                                   28 June 1996                     England and Wales
Callshop Etc. Limited *(2)                                        16 October 1995                  England and Wales
City of London Telecommunications Limited (2)                       16 August 1985                 England and Wales
COLT Netherlands Holding Limited (3)                              17 April 1988                    England and Wales
COLT Telecom Finance Limited (1)                                  20 January 2002                  England and Wales
COLT Telecom Finance Denmark (4)(5)                               22 April 2002                    England and Wales
COLT Telecom Finance Euro (4)(5)                                  22 April 2002                    England and Wales
COLT Telecom Finance Sweden (4)(5)                                22 April 2002                    England and Wales
COLT Telecom Finance Switzerland (4)(5)                           22 April 2002                    England and Wales
COLT Telecom Limited (2)                                          18 October 1996                  England and Wales
COLT Telecommunications Nominees Limited (6)                      26 March 2002                    England and Wales
COLT Telecommunications *(4)(6)                                   15 December 1989                 England and Wales
COLT Telecom Pension Trustees Limited (2)                         16 November 2000                 England and Wales
COLT Telecom QUEST Trustees Limited (2)                           3 February 2000                  England and Wales
COLT Telecom Share Scheme Trustees Limited (2)                    2 February 2001                  England and Wales
COLT Telecom Austria GmbH *(3)                                    28 September 1998                Austria
COLT Telecom SA *(3)                                              16 September 1997                Belgium
COLT Telecom A/S (3)                                              20 November 2000                 Denmark
COLT Telecom Finland Oy*(3)                                       19 August 2002                   Finland
COLT Telecommunications France SAS *(3)                           23 October 1995                  France
COLT Telecom Holding GmbH *(3)                                    17 March 1995                    Germany
COLT Telecom GmbH *(7)                                            22 November 2001                 Germany
COLT Technology Services India Private Limited (8)                1 April 2004                     India
COLT Telecom Ireland Limited *(3)                                 31 March 2000                    Ireland
COLT Telecom SpA *(3)                                             4 November 1997                  Italy
COLT Telecom BV *(9)                                              28 May 1998                      The Netherlands
COLT Telecom Norway A.S. *(3)                                     9 January 2001                   Norway
COLTEL-Servicos de Telecomunicacoes Unipessoal Lda *(3)           17 January 2001                  Portugal
COLT Telecom Espana SA *(3)                                       2 January 1997                   Spain
COLT Telecom AB *(3)                                              11 October 1999                  Sweden
COLT Telecom AG *(3)                                              30 July 1997                     Switzerland
COLT Telecom U.S. Corp. (3)                                       19 November 1996                 Massachusetts USA
COLT Internet U.S. Corp. (3)                                      27 September 1999                Delaware USA

Notes:


*           Operating Companies.
(1)  100% owned by the company
(2)  100% owned by COLT Telecom Holdings Limited.
(3)  100% owned by COLT Telecom Europe Limited.
(4)  A company incorporated with unlimited liability.
(5)  99% owned by the company and 1% owned by COLT Telecom Holdings Limited.
(6)  100% owned by COLT Telecom Limited.
(7)  100% owned by COLT Telecom Holding GmbH.
(8)  99% owned by COLT Netherlands Holding Limited and 1% by COLT Telecom Europe Limited
(9)  100% owned by COLT Netherlands Holding Limited.

D. Property, Plant and Equipment

We lease node sites, office and internet space and other facility locations and sales administrative offices in each of the cities in which we operate networks. All of the property that we occupy is on a leasehold basis, without major encumbrances, and it is all either in use or in preparation for use in our operations, or it has been identified as being surplus to requirements and the building is being actively marketed either on a part or full basis either by surrender, sub-letting or assignment of the lease, as appropriate. We have a 3 year plan to reduce the property that we occupy to approximately 250,000 square metres. We had by 31 December 2003, achieved reductions of approximately 56,000 square metres. We believe that our properties, taken as a whole, are in good operating condition and are suitable and adequate for our business operations.

At 31 December 2003, we leased an aggregate of approximately 321,495 square metres, including the following principal locations (n.b. the figures stated in "size" relate to the original areas in 2002 as a benchmark; "status" provides an update to that benchmark):

Location                                               Size                     Use                           Status
--------                                               ----                     ---                           ------

Richard-Nneutra-Gasse 10, Vienna, Austria              7,000 square metres      Internet Solution Centre      Fully marketed

Kartner Ring 12, Vienna, Austria                       2,374 square metres      Office, Node and Storage      Part marketed

Paepsemlaan 16-16a, Paepsem Business Park,             1,413 square metres      Internet Solution Centre      Occupied
Anderlecht, Belgium

Nooderlaan 121, Antwerp, Belgium                       1,727 square metres      Office Node and Storage       Occupied

1930 Zaventem, Brussels, Belgium                       6,850 square metres      Internet Solution Centre      Fully marketed

Rue De Planeur, 10 Brussels, Belgium                   3,665 square metres      Offices, Storage              Part disposed

1430 Chaussee De Haecht, Brussels, Belgium             1,100 square metres      Office Node and Storage       Occupied

Borgmester Christiansens Gade 55, Copenhagen,          4,963 square metres      Office, Node and Storage      Occupied
Denmark


Location                                               Size                     Use                           Status
--------                                               ----                     ---                           ------

St. Stephens Street Central Gate, New Town Road,       1,645 square metres      Office, Node and Storage      Occupied
Birmingham, England

Chase Road, Park Royal, London, England                8,412 square metres      Internet Solution Centre      Occupied

Beaufort House,                                        7,480 square metres      Offices                       Occupied
15 St. Botolph Street, London, England

Princes Court, Wapping Lane, London, England           5,000 square metres      Internet Solution Centre      Occupied

Unit F, 20/22 Wharf Road                               3,470 square metres      Offices and Storage           Occupied
London, England

4 Norton Folgate,                                      3,390 square metres      Office, Node and Storage      Part disposed
London, England

79 Cavendish Street, London, England                   3,344 square metres      Offices                       Fully marketed

15 Marylebone Road, London, England                    2,902 square metres      Office, Node and Storage      Part disposed

City Forum, City Road, London, England                 2,330 square metres      Node                          Occupied

Sovereign House, 1 King John Court, London, England    1,898 square metres      Office, Node and Storage      Occupied

126 Chapman Street, Lehman Street, London, England     1,472 square metres      Storage                       Occupied

Poplar Business Park, Poplar High Street, Aspen        485 square metres        Offices                       Occupied
Way, Tower Hamlets, London, England

Samuel House                                           185 square metres        Node                          Occupied
St. Albans Street Haymarket,
London, England

Coriander Avenue, Clifton, Street, London, England     74 square metres         Storage                       Occupied

One Canada Square, Canary Wharf, Isle Of Dogs,         28 square metres         Node                          Occupied
London, England

Rue Des Teinturiers, 9 Lyon 3eme, Lyon, France         2,523 square metres      Office, Node and Storage      Occupied


Location                                               Size                     Use                           Status
--------                                               ----                     ---                           ------
93 Avenue Du Prado, Marseille, France                  870 square metres        Office, Node and Storage      Occupied

152 Avenue du Prado, Marseille, France                 330 square metres        Offices                       Fully marketed

23-27 RuePierre Valette, Malakoff, Paris, France       11,340 square metres     Office, Node and Storage      Occupied

Cap Horn, Les Ulis, Cortebeouf, Paris, France          9,130 square metres      Internet Solution Centre      Occupied

Rue De La Fontaine Au Roi, 21 Paris, France             6,131 square metres     Storage                       Fully disposed

Rue Wattignes, 60/62, Paris, France                    4,121 square metres      Internet Solution Centre      Part marketed and part
                                                                                                              disposed

63 Boulevard Bessieres, Paris, France                  2,941 square metres      Internet Solution Centre      Occupied

25 rue de Chazelles,                                   2,317 square metres      Office, Node and Storage      Occupied
Paris, France

Rue De Notre Dames Des Victoires, 46 129 Rue           1,606 square metres      Offices                       Fully disposed
Montmartre, Paris, France

La Defense 5, Le Lafayette 2, Place Des Vosges,        272 square metres        Offices                       Occupied
Paris, France

Wiebestrasse 49 Werk 3 Berlin, Germany                 7,948 square metres      Internet Solution Centre      Occupied

46-49 Wieberstrasse, Berlin, Germany                   2,693 square metres      Office, Node and Storage      Occupied

Uhlandstrasse 181 - 183, Berlin, Germany               1,800 square metres      Office, Node and Storage      Part marketed

Magnusstasse 13-15, Cologne, Germany                   1,612 square metres      Office, Node and Storage      Part marketed

90 UerdingerStrausse, Dusseldorf, Germany              3,060 square metres      Office, Node and Storage      Occupied

4 Heriotstrasse,                                       21,275 square metres     Offices                       Part marketed and part
Frankfurt, Germany                                                                                            disposed


Location                                               Size                     Use                           Status
--------                                               ----                     ---                           ------
Langer Kornweg 34, Kelsterbach,                        12,494 square metres     Internet Solution Centre      Part marketed and part
Frankfurt, Germany                                                                                            disposed

Bleichstrasse 52,                                      6,973 square metres      Offices                       Fully marketed
Frankfurt Germany

16-22 Gervinusstrasse, Frankfurt, Germany              6,328 square metres      Office, Node and Storage      Part disposed

Walter Klob Strasse 13, Frankfurt, Germany             3,687 square metres      Office, Node and Storage      Part marketed and part
                                                                                                              disposed
Eschersheimer Landstrasse 10, Frankfurt, Germany       3,638 square metres      Office, Node and Storage      Part disposed

306 Hanuaer Landerstrasse,                             2,620 square metres      Internet Solution Centre      Occupied
Frankfurt, Germany

Schmidstrasse 12, Frankfurt, Germany                   2,320 square metres      Offices                       Occupied

Sportalle 72, 22335 Hamburg, Germany                   5,603 square metres      Internet Solution Centre      Part marketed and part
                                                                                                              disposed

Drebahn 1, Deutschlandhaus, Hamburg, Germany           2,048 square metres      Office, Node and Storage      Occupied

Wendenstrasse 255, Hamburg, Germany                    1,800 square metres      Office, Node and Storage      Occupied

ABC Strasse, 19, Hamburg, Germany                      1,239 square metres      Offices                       Fully disposed

Calenberger Neustadt, Sheet 1389, Hanover, Germany     1,760 square metres      Office, Node and Storage      Part marketed

11 Nawiasky Strasse, Munich, Germany                   8,108 square metres      Internet Solution Centre      Fully disposed

Von-der-Tann-Strasse                                   5,125 square metres      Office, Node and Storage      Part marketed
11, Munich, Germany

26 Munchner Strasse, Uterfohring, Munich, Germany      2,830 square metres      Office, Node and Storage      Occupied

Kronenstrasse 25, Stuttgart, Germany                   1,750 square metres      Office, Node and Storage      Occupied

Foxes Property, Long Mile Road, Walkinstone,           6,316 square metres      Internet Solution Centre      Fully disposed
Dublin, Ireland


Location                                               Size                     Use                           Status
--------                                               ----                     ---                           ------
East Wall Road, Docklands, Dublin, Ireland             1,533 square metres      Office, Node and Storage      Occupied

Seagrave House, 19-20 Earlsfort Terrace, Dublin,       459 square metres        Offices                       Fully disposed
Ireland

Via Lancetti, Milan, Italy                             6,735 square metres      Office, Node and Storage      Occupied

Viale Jennet 56,                                       3,162 square metres      Office, Node and Storage      Occupied
Milan, Italy

127-129 Via Simone                                     4,900 square metres      Office, Node and Storage      Occupied
Martini, Rome, Italy

Environment Park, Via Livorono 60, Turin, Italy        3,386 square metres      Office, Node and Storage      Occupied

Bouwery 71-73, Amstelveen, Amsterdam, The              9,148 square metres      Internet Solution Centre      Fully marketed
Netherlands

12-14 van de Madeweg, Amsterdam, The Netherlands       7,000 square metres      Office, Node and Storage      Occupied

Luchtvaartstraat, Amsterdam,                           2,275 square metres      Internet Solution Centre      Occupied
The Netherlands

Groothandelsgebouw, Rotterdam,                         2,653 square metres      Office, Node and Storage      Occupied
The Netherlands

Estrada Da Outorela, Carnaxide, Oeiras,                2,174 square metres      Office, Node and Storage      Occupied
Lisbon, Portugal

Calle Acero 5-9,                                       8,850 square metres      Internet Solution Centre      Part marketed
Y Motores 83-89, Barcelona, Spain

Gran Via De Les Corts Catalanes, 8-10 Hospitalet De    1,697 square metres      Office, Node and Storage      Occupied
Llobregat, Barcelona, Spain

Poligono Industrial Monoteras,                         5,000 square metres      Internet Solution Centre      Occupied
Madrid, Spain

Telemaco 5, Madrid, Spain                              4,250 square metres      Office, Node and Storage      Part marketed

Karlsrogartan 2, Solna, Stockholm, Sweden              10,726 square metres     Internet Solution Centre      Part marketed and part
                                                                                                              disposed


Location                                               Size                     Use                           Status
--------                                               ----                     ---                           ------
Oxen Mindre 33, Luntmakargatan 18, Stockholm, Sweden   1,906 square metres      Office, Node and Storage      Occupied

Rue De Montbrillant 36, Geneva, Switzerland            1,481 square metres      Office, Node and Storage      Occupied

Umbau Bardnerstrasse 820, Zurich, Switzerland          7,250 square metres      Internet Solution Centre      Fully marketed

Murtschenstrasse, 27 Baslerpark, Baslerstrasse 25,     3,566 square metres      Office, Node and Storage      Occupied
Zurich, Switzerland

Murtschenstrasse, 27                                   3,444 square metres      Office and Storage            Fully disposed
Baslerpark, 2
Baslerstrasse 25, Zurich
Switzerland

Fully marketed = the whole property is actively being marketed
Part marketed = only a portion of the property is actively being marketed
Fully disposed = the whole property is has been sub-let / surrendered / assigned Part disposed = only a portion of the marketed space has been sub-let / surrendered / assigned

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following discussion and analysis should be read in conjunction with our Financial Statements and notes thereto included in this report. Our Financial Statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. See Note 25 to our Financial Statements for a summary of the principal differences between U.K. GAAP and U.S. GAAP as they relate to us. Unless otherwise noted, all amounts are presented in British pounds sterling.

The results for the three years ended 31 December 2003 include the impact of exceptional transactions and provisions. We believe that it is useful for investors to be also provided with an analysis of the underlying financial and operating results of the Company before the impact of these material non-operational amounts. Therefore in the following discussion and analysis, reference is made to both UK GAAP and non UK GAAP measurements. Pursuant to the requirements of Item 10(e) of Regulation S-K under the Securities Act, we have provided a reconciliation of non-GAAP financial measurements to the most directly comparable GAAP financial measurement. The table below lists these measurements and starting with UK GAAP identifies the reconciling items to arrive at the non UK GAAP measurement.

Key financial data                                                             2003           2002           2001
------------------
                                                                                L'm            L'm            L'm
                                                                                ---            ---            ---

Turnover                                                                    1,166.3        1,027.2          905.7

Infrastructure sales                                                              -              -          (3.8)
                                                                     ---------------------------------------------

Turnover excluding infrastructure sales                                     1,166.3        1,027.2          901.9
                                                                     =============================================

Cost of sales                                                                 971.4        1,451.9          941.7


Exceptional items                                                                 -        (526.3)        (135.8)

Costs associated with infrastructure sales                                        -              -          (2.4)
                                                                     ---------------------------------------------
Cost of sales before exceptional items and costs associated with
infrastructure sales                                                          971.4          925.6          803.5
                                                                     =============================================

Interconnection and network costs                                             766.9          731.9          704.9

Exceptional items                                                                 -         (18.3)         (62.4)

Costs associated with infrastructure sales                                        -              -          (2.4)
                                                                     ---------------------------------------------
Interconnection and network costs before exceptional items and
costs associated with infrastructure sales                                    766.9          713.6          640.1
                                                                     =============================================

Network depreciation                                                          204.4          720.0          236.8

Exceptional items                                                                 -          508.0           73.4
                                                                     ---------------------------------------------

Network depreciation before exceptional items                                 204.4          212.0          163.4
                                                                     =============================================

Gross profit (loss)                                                           195.0        (424.7)         (36.0)

Margin on infrastructure sales                                                    -              -          (1.4)

Exceptional interconnect and network costs                                        -           18.3           62.4

Exceptional network depreciation                                                  -          508.0           73.4
                                                                     ---------------------------------------------
Gross profit before margin on infrastructure sales and excluding
exceptional cost of sales                                                     195.0          101.6           98.4
                                                                     =============================================

Operating expenses                                                            272.0          353.9          323.9

Exceptional items                                                               2.5         (61.9)         (39.8)
                                                                     ---------------------------------------------

Operating expenses before exceptional items                                   274.5          292.0          284.1
                                                                     =============================================

Selling, general and administration costs                                     233.5          261.0          265.0

Exceptional items                                                               2.5         (18.9)         (27.9)
                                                                     ---------------------------------------------

Selling, general and administration costs before exceptional items            236.0          242.1          237.1
                                                                     =============================================

Other depreciation and amortisation                                            38.5           92.9           59.0

Exceptional items                                                                 -         (43.0)         (12.0)
                                                                     ---------------------------------------------
Other depreciation and amortisation before exceptional items                   38.5           49.9           47.0
                                                                     =============================================

Loss for period                                                             (124.7)        (718.3)        (360.4)

Gross profit on infrastructure sales                                              -              -          (1.4)

Exceptional interconnect and network cost of sales                                -           18.3           62.4


Exceptional network depreciation                                                  -          508.0           73.4

Exceptional selling general and administration costs                            2.5           19.0           27.9

Exceptional other depreciation and amortisation                                   -           43.0           12.0

Exceptional other (income) expense                                            (7.5)        (106.1)         (56.0)
                                                                     ---------------------------------------------
Loss for period before margin on infrastructure sales and
exceptional items                                                           (134.7)        (236.1)        (242.1)
                                                                     =============================================

We are a leading pan-European provider of high bandwidth data, internet, voice and advanced business communications services to business and government customers across Europe. We operate fibre-optic networks in the major financial and business centres of Europe with each of our local city-networks and Internet Solution Centres inter-linked to form a single IP-based pan-European network.

At 31 December 2003, we operated approximately 20,000 route kilometres (12,420 route miles) of integrated international digital fibre optic network, providing long distance international service to customers, linking 32 major cities in 13 countries augmented by a further 42 other network cities and 11 Internet Solution Centres across Europe.

Our revenues for the year ended 31 December 2003 were L1,166.3 million, an increase of 14% on 2002. The increase in turnover was driven by continued demand for our services from existing and new customers and new service introductions. However, the rates of growth were affected by weak economic growth across Europe generally.

Cost of sales decreased from L1,451.9 million in 2002 to L971.4 million in 2003, a decrease of 33%. This decrease was principally due to the fact that the exceptional items relating to impairment and severance that were recognized in 2002 were not repeated in 2003. Cost of sales, before exceptional items, increased from L925.6 million in 2002 to L971.4 million in 2003, an increase of 5%, and this was mainly as a result of revenue growth.

The gross profit for 2003 was L195.0 million compared to the L424.7 million gross profit reported in 2002. This increase was principally due to the fact that the exceptional items relating to impairment and severance that were recognized in 2002 were not repeated in 2003. The gross profit, before exceptional items, for 2003 was L195.0 million compared to the L101.6 million gross profit before exceptional items reported in 2002 reflecting the overall growth of the business, improved mix and the benefits of our ongoing cost containment.

Operating expenses decreased from L353.9 million in 2002 to L272.0 million in 2003, a decrease of 23%. This decrease was principally due to the fact that the exceptional items relating to impairment and severance that were recognized in 2002 were not repeated in 2003. Operating expenses, before exceptional items, decreased from L292.0 million in 2002 to L274.5 million in 2003, mainly as a result of our ongoing cost containment.

In December 2003, an exceptional profit of L2.5 million was recognised on the disposal of COLT eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet).

Gains arising from the purchase of debt during 2003 amounted to L7.5 million, compared to L101.7 million in 2002.

In 2003 we recognized exchange gains of L6.4 million compared with exchange gains in 2002 of L12.4 million. These gains were due primarily to movements in the British Pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. Due to hedging, there were no significant exchange gains or losses resulting from movements in the British Pound relative to the Euro.

In 2002 and 2003, the losses on ordinary activities were L718.3 million and L124.6 million respectively. The difference is due mainly to the exceptional items in 2002, shown in the key financial data table above.

At 31 December 2003, we had balances of cash and investments in liquid resources totalling L802.4 million compared with L934.9 million at 31 December 2002.

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

Non-switched services

We offer a full range of non-switched services including private wire, VPN, LAN interconnection, video and internet services. Non-switched revenue is based on monthly rates for specific services and does not generally vary with usage levels. In general, we enter into non-exclusive contracts with our end user customers that typically last from one to three years and, upon expiration, are either renegotiated or automatically converted to month-to-month arrangements. Pricing is based on a number of factors, including bandwidth, distance and charges by the dominant local provider, usually the national PTO, for comparable services. Although we are often not the only service provider to our customers, we have been able to increase our share of a customer's non-switched services through service quality, flexibility and the ability to quickly respond to customer requests.

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

Segmental organisation

We operate in a single business segment, telecommunications and in geographical areas as discussed below. Country activities and local business are managed by local management teams. These local management teams are co-ordinated through regional and functional organisational structures.

Our organisational structure is based on geographic regions and we consider our reportable segments to be North, South and Central. Prior years have been restated on that basis. We define our geographic regions as follows:

         Region                     Countries comprising the region
         ------                     -------------------------------
         North Region               Belgium, Denmark, Ireland, The Netherlands,
                                    Sweden and the United Kingdom

         South Region               France, Italy, Portugal and Spain

         Central Region             Austria, Germany and Switzerland

Network operations

The costs associated with the initial installation and expansion of our existing networks, including development, installation and early operating expenses, have been, and in any new markets would be expected to be, significant and result in negative cash flow. Capital expenditures on network, services and systems infrastructure totalled approximately L141.0 million in 2003.

Critical Accounting Policies

Our consolidated Financial Statements are prepared in accordance with U.K. GAAP, which require us to make estimates and assumptions. We believe that of our significant accounting policies, which are described in Note 1 to our consolidated Financial Statements included in this report, the following are important to our financial condition and results and involved a higher degree of judgment and complexity, and are therefore considered critical. In the consolidated Financial Statements we also provide a reconciliation of our net loss and net equity from the reported U.K. GAAP to U.S. GAAP.

Revenue Recognition

Under UK GAAP, revenue for switched services, which are generally billed in arrears, and for non-switch and other services, which are generally billed in advance, are recognised when services are provided. Turnover from installation and other up-front activities is recognised in the same period as related costs. Under U.S. GAAP, in accordance with S.E.C. Staff Accounting Bulletin 101 "Revenue Recognition", customer installation revenues together with attributable direct costs, up to the level of the associated revenue, are recognised over the expected customer relationship period, which is estimated based upon our historical experience of customer retention patterns. This requires us to assess the period management believes the customer is expected to maintain a service contract with us, which may exceed the contract term.

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

Impairment

Under U.K. GAAP, tangible and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value, and is computed in accordance with our accounting policy and the requirements of FRS 11 `Impairment of Fixed Assets and Goodwill'.

Under U.S. GAAP, FAS 144 `Accounting for the impairment or disposal of long-lived assets' requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the undiscounted estimated future net cash flows associated with the asset are compared to the assets carrying amount to determine if impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows.

Under U.S. GAAP, FAS 142 `Goodwill and other intangible assets' requires that goodwill and intangible assets with indefinite useful lives not be amortised but should be tested for impairment annually. This impairment test has been included in the review detailed above.

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

Resulting from such a review for the year ended 31 December 2003, we have made no impairment provision for the year.

Deferred tax

In accordance with U.K. GAAP, from time to time we must report an item of income, deduction, gain, or loss for financial accounting purposes in a financial period prior to the financial period in which we must report the same item for tax accounting purposes. When we recognise income for financial accounting purposes before we do for tax purposes, then U.K. GAAP rules state that we should accrue, as a liability, our estimate of the tax to be paid in the future, using the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse (based on the tax laws and rates in effect at the balance sheet date). Similarly, when we recognise a deduction or a loss for financial accounting purposes before we can for tax purposes, we should accrue, as an asset, our estimate of the future tax benefit we will receive where it is more likely than not that there will be suitable taxable profits in the future from which the asset can be recovered. We do not discount these estimated assets or liabilities. See Note 8 to our consolidated Financial Statements included in this report for disclosure of the amount of our deferred tax asset.

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

In 2002, we made provision for future rents, services and re-instatement costs associated with certain ISCs being closed or "mothballed" and excess leased space. Management must estimate the financial impact of sustaining contractual commitments, unutilised facilities, exiting certain activities, sublease arrangements and disposal and contractual termination costs. The estimate for the provision required is inherently judgmental and may change based upon actual experience of future void periods and costs associated with dilapidation and costs of re-instatement during the course of the void period and at the conclusion of the lease terms. At 31 December 2003, such provisions amounted to L50.0 million.

In February 2002, we announced an operational effectiveness review programme to reduce staff levels by approximately 500. On 27 September 2002, we announced a pan-European organisational restructuring following the completion of the construction of our core network infrastructure, which is expected to result in the reduction of our workforce by 800 additional employees over the following twelve months. At 31 December 2003, provisions in respect of the cost of these programmes amounted to L12.9 million and are expected to be utilised during 2004.

Year Ended 31 December 2003 compared to Year Ended 31 December 2002 Turnover

Turnover increased from L1,027.2 million in 2002 to L1,166.3 million in 2003, an increase of L139.1 million or 14%. The increase in turnover was primarily driven by continued demand for our services from existing and new customers and new service introductions. However, the rates of growth have been affected by weak economic growth across Europe generally. Turnover also benefited from the weakness of the British Pound relative to the Euro. At constant exchange rates turnover grew by 6%.

Turnover from corporate customers increased from L584.8 million in 2002 to L692.7 million in 2003, an increase of 18%. Turnover from corporate customers represented 59% of total turnover in 2003 compared with 57% in 2002. Switched turnover from corporate customers in 2003 was L337.0 million, an increase of 14%. Non-switched and other turnover from corporate customers in 2003 was L355.7 million, an increase of 23%.

Turnover from wholesale customers increased from L442.5 million in 2002 to L473.6 million in 2003, an increase of 7% and represented 41% of total turnover compared with 43% in 2002. Switched turnover from wholesale customers in 2003 was L365.7 million, an increase of 11%. Non-switched and other turnover from wholesale customers in 2003 was L108.0 million, a decrease of 5%.

In 2003, 21.9 billion switched minutes were carried compared with 20.0 billion in 2002. Average switched revenue per minute increased by 3% in 2003 over 2002. At 31 December 2003 we had 26.6 million voice grade equivalent private wires in service, an increase of 30% compared to 31 December 2002. Growth in non-switched services reflected the growth in demand for local, national and international bandwidth services, partially offset by circuit cancellations, and to a lesser extent, the disposal of COLT eCustomer Solutions France SAS, or Fitec, towards the end of the year. The growth in non-switched services also reflects the growing success we are achieving in the provision of IPVPN services.

North Region

At 31 December 2003, we had 11 city-networks operational: Amsterdam, Antwerp, Birmingham, Brussels, Copenhagen, Dublin, London, Manchester, The Hague, Rotterdam and Stockholm, which was unchanged from the number of city-networks at the end of 2002. Turnover increased by 12.4% to L372.6 million compared to 2002. Growth in turnover reflected our expanded geographic reach, expanded product range as well as our success in extending sales to existing and new customers.

Central Region

At 31 December 2003, there were 11 city-networks operational: Berlin, Cologne, Dusseldorf, Frankfurt, Geneva, Hamburg, Hanover, Munich, Stuttgart, Vienna and Zurich which was unchanged from the number of city-networks at the end of 2002. Turnover increased by 15.0% to L494.4 million compared to 2002. Growth in turnover reflected our expanded geographic reach, expanded product range as well as our success in extending sales to existing and new customers.

South Region

At 31 December 2002, there were 10 city-networks operational: Barcelona, Lisbon, Lyon, Madrid, Marseilles, Milan, Paris, Rome, Turin and Valencia, which was unchanged from the number of city-networks at the end of 2002. Turnover increased by 12.6% for the year to L299.3 million compared to 2002. Growth in turnover reflected our expanded geographic reach, expanded product range as well as success in extending sales to existing and new customers.

Cost of Sales

Cost of sales decreased from L1,451.9 million in 2002 to L971.4 million in 2003, a decrease of 33%. This decrease was principally due to the fact that the exceptional items relating to impairment and severance that were recognized in 2002 were not repeated in 2003. Cost of sales, before exceptional items, increased from L925.6 million in 2002 to L971.4 million in 2003, an increase of L45.8 million or 5%.

Interconnection and network costs before exceptional items, increased from L713.6 million in 2002 to L766.9 million in 2003 as a result of the overall increase in business partially offset by ongoing cost containment measures.

Network depreciation, before exceptional items, decreased from L212.0 million in 2002 to L204.4 million in 2003. The decrease was primarily attributable to the impairment provisions recorded in September 2002, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

In 2002, an exceptional charge of L18.3 million was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002 and an impairment charge of L508.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. There were no exceptional charges in 2003.

Operating Expenses
Operating expenses decreased from L353.9 million in 2002 to L272.0 million in 2003, a decrease of 23%. This decrease was principally due to the fact that the exceptional items relating to impairment and severance that were recognized in 2002 were not repeated in 2003. Operating expenses, before exceptional items, decreased from L292.0 million in 2002 to L274.5 million in 2003.

Selling, general and administrative expenses, before exceptional items, decreased from L242.1 million in 2002 to L236.0 million in 2003. The reduction in 2003 reflected ongoing cost containment measures. Selling, general and administrative expenses before exceptional items as a proportion of turnover was 20% in 2003 compared with 24% in 2002.

Other depreciation and amortisation, before exceptional items, decreased from L49.9 million in 2002 to L38.5 million in 2003. The reduction in 2003 reflected the effect of the impairment provisions recorded in September 2002 and other assets being fully depreciated, partially offset by increased investment in customer service and support systems.

In 2002, an exceptional charge of L18.9 million was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002 and an impairment charge of L43.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. There were no exceptional charges in 2003.

In December 2003, an exceptional profit of L2.5 million was recognised on disposal of COLT eCustomer Solutions France, or Fitec, and COLT Internet AB (Sweden Internet).

Interest receivable, interest payable and similar charges
Interest receivable decreased from L38.1 million in 2002 to L26.7 million in 2003 due to reduced average balances of cash and investments in liquid resources and lower rates of return during the period.

Interest payable and similar charges decreased from L96.3 million in 2002 to L88.3 million in 2003. The decrease was due primarily to a reduction in debt levels reflecting the purchase and redemption of some of the Company's outstanding notes during 2002 and 2003.

Interest payable and similar charges in 2003 included: L34.4 million (2002:
L36.1 million) of interest and accretion on convertible debt; L51.7 million (2002: L57.5 million) of interest and accretion on non-convertible debt, and L2.2 million (2002: L2.7 million) of interest and unwinding of discounts on provisions.

Gain on purchase of debt

Gains arising on the purchase of debt during 2003 amounted to L7.6 million. Gains arising on the purchase of debt in 2002 were L101.7 million.

Redemption of U.S. Dollar Senior Discount Notes
On 22 December 2003, all of the outstanding U.S. dollar 12% Senior Discount Notes due 2006 were redeemed at the principal amount of the Notes plus accrued interest for a cash consideration of L120.7 million. There was no redemption in 2002.

Exchange gain (loss)

In 2003, there were exchange gains of L6.4 million compared with exchange gains of L12.4 million in 2002. These gains were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. In 2002, there was an exceptional exchange gain of L4.8 million from the unwinding of the British pounds forward contracts previously held as a condition of the bank facility with us terminated in June 2002.

Tax on Loss on Ordinary Activities

In 2002 and 2003, we generated losses on ordinary activities of L718.3 million and L124.6 million respectively and therefore did not incur a tax obligation.

Year Ended 31 December 2002 compared to Year Ended 31 December 2001 Turnover

Turnover increased from L905.7 million in 2001 to L1,027.2 million in 2002, an increase of 13.4%. Excluding infrastructure sales in 2001 the revenue increase was 13.9%. There were no infrastructure sales in 2002. While the slowdown in economic growth across Europe has impacted the level of demand from our customers, particularly those within the wholesale sector, we have been able to grow overall revenues by attracting new customers, introducing new services and developing the level of business with existing customers.

Turnover from switched services increased from L532.6 million in 2001 to L623.4 million in 2002. Growth in switched revenue reflects a change in mix towards higher revenue per minute business. Switched minutes decreased from 20.2 billion in 2001 to 20.0 billion in 2002. Average switched revenue per minute increased by 18% in 2002, compared to 2001. Carrier revenues represented 34% of total switched revenue in 2002 compared with 36% in 2001.

Turnover from non-switched services, increased from L366.7 million in 2001 to L402.1 million in 2002. Growth in non-switched and other revenue reflects continuing growth in demand for local, national and international bandwidth from both corporate and wholesale customers, partially offset by circuit cancellations from selected carriers exiting the market or rationalising their networks. Increased turnover also reflects growth in internet related services including hosting, the introduction of new services including IP-VPN, expansion into new markets and the inclusion of the Fitec results following its acquisition in July 2001.

At 31 December 2002, we had over 20 million private wire voice grade equivalents in service, an increase of 33% compared to 31 December 2001 and 2,774 racks installed, an increase of 25% compared to 31 December 2001. Non-switched turnover from retail customers represented 72% of total non-switched turnover in 2002 compared with 62% in 2001. Turnover from other activities was L1.8 million in 2002 and L6.3 million in 2001.

Turnover from other activities in 2001 included L3.8 million of infrastructure sales. There were no infrastructure sales during 2002.

North Region

At 31 December 2002, we had 11 city-networks operational: Amsterdam, Antwerp, Birmingham, Brussels, Copenhagen, Dublin, London, Manchester, The Hague, Rotterdam and Stockholm, which was unchanged from the number of city-networks at the end of 2001. Turnover increased by 5.9% to L331.5 million compared to 2001. Growth in turnover reflected our expanded geographic reach, expanded product range as well as our success in extending sales to existing and new customers.

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

During the year we were chosen as a primary contractor to provide service to Transport for London. This is a minimum L15 million transaction and the partnership will have a term of at least five years. We also won a major contract to provide high bandwidth services to the Belgian government as part of its e-government project, and NASDAQ Europe placed a major IPVPN order covering 30 sites in 6 countries.

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

Central Region

At 31 December 2002, there were 11 city-networks operational: Berlin, Cologne, Dusseldorf, Frankfurt, Geneva, Hamburg, Hanover, Munich, Stuttgart, Vienna and Zurich which was unchanged from the number of city-networks at the end of 2001. Turnover increased by 13.0% to L429.8 million compared to 2001. Growth in turnover reflected our expanded geographic reach, expanded product range as well as our success in extending sales to existing and new customers.

356 buildings were added during the year bringing the total at 31 December to 3,784. Switched minutes carried during the year, increased by 23.0% to 11,029 million compared to 8,977 million in 2001. Private wire voice grade equivalents at the end of the year totalled 8,541 million, an increase of 18.1% over the position at the end of 2001. There were 726 racks in service at the end of the year compared to 712 racks at the end of 2001. DSL based services were available from 324 central offices at the end of the year compared with 247 at the end of 2001. The growth was due to our success in increasing sales to new and existing customers, as well as introducing new products and expanding our geographic reach.

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

South Region

At 31 December 2002, there were 10 city-networks operational: Barcelona, Lisbon, Lyon, Madrid, Marseilles, Milan, Paris, Rome, Turin and Valencia, which was unchanged from the number of city-networks at the end of 2001. Turnover increased by 25% for the year to L265.9 million compared to 2002. Growth in turnover reflected our expanded geographic reach, expanded product range as well as success in extending sales to existing and new customers.

696 buildings were added during the year bringing the total at 31 December to 2,724. For reasons already stated, switched minutes carried during the year increased by 0.48% to 3,554 million compared to 3,538 million in 2001. Private wire voice grade equivalents at the end of the year totalled 3,133 million, an increase of 51.6% over the position at the end of 2001. There were 1,082 racks in service at the end of the year compared to 849 racks at the end of 2001. DSL based services were available from 89 central offices at the end of the year compared with 45 at the end of 2001. The growth was due to our success in increasing sales to new and existing customers, as well as introducing new products and expanding our geographic reach.

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

Cost of Sales

Cost of sales increased from L941.7 million in 2001 to L1,451.9 million in 2002 as a result primarily of an exceptional charge of L526.3 million taken against costs associated with the workforce reduction announced in September 2002 and the impairment provision taken to write down the book value of fixed assets.

Cost of sales, before exceptional items and costs associated with infrastructure sales, increased from L803.5 million in 2001 to L925.6 million in 2002, an increase of L122.1 million or 15.2%. Interconnection and network costs, before exceptional items and excluding costs associated with infrastructure sales, increased from L640.1 million in 2001 to L713.6 million in 2002. The increase was primarily attributable to higher interconnection charges resulting from higher switch revenue, increased network costs associated with the introduction of additional services on our inter-city network and the inclusion of the Fitec results following its acquisition in July 2001.

Network depreciation increased by L483.2 million from L236.8 million in 2001 to L720.0 million in 2002. Exceptional depreciation accounted for L434.6 million of this increase. The increase in network depreciation before exceptional items, from L163.4 million in 2001 to L212.0 million in 2002, was attributable to the significant capital expenditure during 2001 related to the building of the network and further investment in fixed assets in 2002 to support the growth in demand for existing services and new service developments in existing markets.

The current nature of the telecommunications market has also led us to re-evaluate the value of our assets. Accordingly, we have written down the book value of certain assets, including parts of our network, equipment and electronics and information technology software assets. In 2002, an impairment charge of L508.0 million was recognised relating to the write down of certain parts of the network, equipment and electronics. Exceptional charges of L18.3 million associated with the announced staff reductions was recorded in 2002. In 2001, an impairment charge of L73.4 million was recognised relating to the "mothballing" of Internet Solution Centres ("ISC") and further charges of L62.4 million were recorded relating to the write down of inventory held for sale and provisions against mothballed ISC rental and other obligations.

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

As part of that process, we reviewed our cost structure and identified a number of areas where efficiency could be improved. From our peak staffing levels of approximately 5,700 people, including 355 temporary and contract workers, we reduced our staffing level such that at the end of 2002 we had 4,855 employees, including 171 temporary and contract workers. We expect to further reduce our staffing level to approximately 4,300 during 2003. Overall, the full year savings which we anticipate to realise during 2004 as a result of our review of our cost structure is approximately L60 million.

Operating expenses increased from L323.9 million in 2001 to L353.9 million in 2002, primarily resulting from an exceptional charge of L61.9 million incurred in connection with our employee reduction programme and a further write down of the book value of fixed assets. Operating expenses, before exceptional items, increased from L284.1 million in 2001 to L292.0 million in 2002, an increase of L7.9 million or 3%.

Selling, general and administrative expenses (SG&A) decreased from L265.0 million in 2001 to L261.0 million in 2002. SG&A before exceptional items, increased from L237.1 million in 2001 to L242.1 million in 2002, but decreased as a proportion of turnover excluding infrastructure sales from 26.3% in 2001 to 23.6% in 2002.

Other depreciation and amortisation, increased from L59.0 million in 2001 to L92.9 million in 2002. In 2002, an impairment charge of L43.0 million was recognised compared with L12.0 million in 2001. Other depreciation and amortisation, before exceptional items, increased from L47.0 million in 2001 to L49.9 million in 2002.

In 2002, an impairment charge of L43.0 million was recognised relating to the write down in net book value of leasehold improvements in excess leased space, selected IT software developments and goodwill. Exceptional charges of L18.9 million associated with the announced staff reductions were also recorded in 2002. In 2001 an impairment charge of L12.0 million was recorded relating to the write down in net book value of leasehold improvements in excess leased space and a further charge of L27.9 million was recognised relating to provisions against future rents in the excess leased space.

Interest receivable, interest payable and similar charges

Interest receivable decreased from L60.7 million in 2001 to L38.1 million in 2002 due to decreased average balances of cash and investments in liquid resources and lower rates of return.

Interest payable and similar charges were L112.0 million in 2001 compared with L96.3 million in 2002. The decrease was due primarily to reduced debt levels reflecting the purchase of L198.9 million of our outstanding notes during 2002. In 2001, L143.5 million of debt was purchased.

Interest payable and similar charges in 2002 included: L36.1 million of interest and accretion on convertible debt; L57.5 million of interest and accretion on non-convertible debt and L2.7 million of interest, bank commitment fees and unwinding of discounts on provisions.

Amounts written off investment in own shares

In 2002, we recognised a charge of L0.4 million relating to the revaluation of shares held in a trust for certain compensations plans compared to a charge in 2001 of L2.8 million.

Gain on purchase of debt

We recorded a gain of L101.7 million during 2002 as a result of the purchase of a number of our notes by COLT Telecom Finance Limited, compared to a gain in 2001 of L58.8 million.

Exchange gain (loss)

In 2002, we had exchange gains of L12.4 million, compared with losses of L5.2 million in 2001. These gains and losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. In 2002, an exceptional exchange gain of L4.8 million was recognised on the cancellation of financial hedge instruments after cancellation of a bank facility whose terms required hedging of foreign currency risk.

Loss for period

For the twelve months ended 31 December 2001 and 31 December 2002, we generated losses on ordinary activities of L360.4 million and L718.3 million, respectively, and therefore did not incur a tax obligation. The increase of L357.9 million in the level of losses was accounted for by the increase in exceptional items from L119.6 million in 2001 to L482.2 million in 2002.

Losses on ordinary activities in the North, Central and South regions for the twelve months ended 31 December 2002 were L296.6 million, L146.4 million and L242.2 million, respectively, compared to losses of L131.3 million, L201.9 million and L82.6 million, respectively, for the twelve months ended 31 December 2001. The underlying business performance improved across all regions during 2002, however, all regions incurred exceptional charges during the period. As discussed below, the magnitude of those exceptional charges resulted in increased losses in the North and South regions as compared to 2001.

The level of exceptional charges incurred within each region for the twelve months ended 31 December 2002 was L258.0 million, L123.6 million and L175.3 million for the North, Central and South regions, respectively, compared to L61.0 million, L108.1 million and L2.8 million, respectively, for the twelve months ended 31 December 2001. The Central region had a margin on infrastructure sales in 2001 of L1.4 million and there were no infrastructure sales in 2002. Write downs of the book value of certain of our assets, including parts of our network, equipment and electronics, selected information technology software assets and goodwill, together with costs relating to our workforce reduction, accounted for the increase in exceptional charges.

Losses before exceptional charges and excluding the margin on infrastructure sales for the twelve months ended 31 December 2002 were L38.6 million, L22.8 million and L66.9 million for the North, Central and South regions, respectively, compared to L70.3 million, L95.2 million and L79.8 million, respectively, for the twelve months ended 31 December 2001. Improved financial performance in the regions accounted for the decreased loss before exceptional charges.

New Accounting Standards

A number of new US accounting standards were issued during 2001, 2002 and 2003 that will have a potential effect on our consolidated Financial Statements. The detail and the potential effect of our adoption of those accounting standards are discussed in Section f - Other disclosures of Note 25 in the Financial Statements included as part of this report.

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

We have entered into separate 10 year agreements with Fidelity Capital Associates Inc. ("FCA") (a wholly owned subsidiary of FMR Corp.) under which each of us will provide to the other certain consultancy services. The consultancy services we have agreed to provide to FCA include, regulatory and economic advice, assistance in applying for licences and advice on FCA network construction (outside Europe). We are entitled to fees for services rendered at prevailing market rates for such services which will only be provided if not detrimental to the business or operations of the Company, as determined by our independent directors. FCA's consultancy services to us include on an as and when needed basis, assistance in establishing and maintaining the Company's relationships with banks and other financial institutions, providing tax planning advice and financial and strategic planning. FCA is entitled to fees at the then prevailing market rates for such services. Both of the above agreements are terminable for material breach. No services were provided by us or to us in 2003.

The U.K. pension scheme is administered by Fidelity Pensions Management, a subsidiary of Fidelity Investments Management Limited, a wholly owned subsidiary of Fidelity International Limited. The fees for the above services for the year ended 31 December 2003 were approximately L127,000 (2002: L170,000).

Pursuant to a contract with us, certain FMR Corp. ("FMR") employees provide consulting and other services to us at agreed rates. The fees for these services for the year ended 31 December 2003 were approximately L1,932,000 (2002:
L1,377,000) for FMR employees and L1,095,000 (L300,000) for Fidelity International Limited employees.

An amount of L3,194,000 was billed by us during 2003 to Fidelity International Limited for voice, data and eBusiness services (2002: L3,880,000).

An amount of L916,000 was billed to us during 2003 by Teranua, a 100% owned subsidiary of FMR Corp., for consultancy services (2002; Lnil).

B. Liquidity and capital resources

The costs associated with the construction and expansion of our networks, including development, installation and initial operating expenses, have resulted in cumulative negative cash flows. We do not expect to achieve sustainable positive free cash flow until some time during 2005.

Net cash inflow from operating activities was L139.3 million in 2002 and L147.9 million in 2003. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of our inter-city network and the effects of movements in provisions. Net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment decreased from L439.3 million in 2002 to L178.3 million in 2003.

Free cash flow improved from an outflow of L300.0 million in 2002 to an outflow of L30.4 million in 2003. Free cash flow is a non-GAAP measure but is viewed by management as important as it is the sum of net cash inflow from operating activities less net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment.

The decrease in net cash outflow was primarily a result of reduced purchases of tangible fixed assets, which decreased from L412.1 million in 2002 to L141.0 million in 2003.

Net cash outflow from financing in 2002 was L97.2 million compared with L142.8 million in 2003. The changes were primarily as a result of the redemption of the U.S. dollar 12% Senior Discount Notes on 22 December 2003 for L120.7 million partially offset by reduced bond purchases, which decreased from L97.2 million in 2002 to L23.8 million in 2003.

We had balances of cash and investments in liquid resources at 31 December 2003 of L802.4 million compared with L934.9 million at 31 December 2002.

We operate a centralised treasury function, the prime objective of which is to optimise the return on our cash balances and to manage our working capital requirements. In addition to liquidity risks, the principal financial risks to which we are exposed arise from volatility in foreign currency exchange rates and interest rates. Our Board regularly reviews these risks and approves associated risk management policies, including treasury strategy.

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

Bond buy back

We continued to take advantage of volatile financial markets during 2003 and purchased L31.4 (2002: L198.9 million) of our outstanding convertible and non-convertible notes for cash consideration of L23.8 million (2002: L97.2 million). We also redeemed all of the outstanding U.S. dollar 12% Senior Notes due 2006 for L120.7 million, including accreted interest, resulting in net interest savings of approximately L30 million from 2004 to 2006. We will continue to monitor the trading levels of our notes and may take advantage of other such opportunities to enhance shareholder value if they present themselves.

See Note 15 to our Financial Statements for a summary of the terms of our debt obligations.

Creditors - Amounts falling due after more than one year.

At 31 December                                                  2002                   2003                  2003
                                                               L'000                  L'000                 $'000
                                                               -----                  -----                 -----
Repayable between one and two years
                     Senior convertible notes                      -                107,771               192,285

Repayable between two and three years
                     Senior convertible notes                 98,283                355,732               634,697
Repayable between three and four years
                     Senior convertible notes                321,057                236,628               422,192
                     Senior discount notes                   142,408                      -                     -
                     Senior notes                                  -                 83,328               148,674
Repayable between four and five years
                     Senior convertible notes                220,489                      -                     -
                     Senior notes                             79,861                176,791               315,431
Repayable in more than five years
                     Senior notes                            331,801                184,299               328,826

                                               ---------------------- ---------------------- ---------------------
                                                           1,193,899              1,144,549             2,042,105
                                               ---------------------- ---------------------- ---------------------

There are no material commitments for capital expenditure.

C. Research and development, patents and licences, etc.

We do not engage in significant research and development activities.

D. Trend information

Telecommunications Market

2004 is likely to be another challenging year and, as yet, it is too early to determine whether the improving economic environment will lead to any significant upturn in demand for telecom services across Europe.

Throughout 2004 we will seek revenue growth and further improvements in our cost structure, margins and earnings. This, together with our reputation for excellent customer service, will enable us to take advantage of any upturn in the demand for high bandwidth data, internet and advanced telecommunications services.

For further discussion of significant recent trends in our financial condition and results of operations, please see Item 5.A, Operating and Financial Review and Prospects - Operating Results and Item 5.B, Operating and Financial Review and Prospects - Liquidity and Capital Resources.

Foreign Currency Exchange Rates

We trade in the local currencies of the countries in which we operate, which are predominantly Euros. Although fluctuations in foreign exchange rates do not affect our ability to trade in those countries, such fluctuations do affect our results.

In 2003, there were exchange gains, before exceptional items, of L6.4 million compared with exchange gains of L12.4 million in 2002. These gains were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. In 2002 there was an exceptional exchange gain of L4.8 million from the unwinding of the British pounds forward contracts previously held as a condition of the bank facility which we terminated in June 2002.

E. Off-balance sheet arrangements

There were no off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The following table summarises the Company's long-term commitments as at 31 December 2003, including commitments pursuant to debt agreements, lease obligations and other long terms contracts.

                                                                              Payment due by period
          L'000                                           Total         Less than                 1-3           3-5    more than 5
                                                                           1 year               years         years          years
                                               ------------------------------------------------------------------------------------

          Long-term debt obligations                  1,144,549                 -             783,459       176,791        184,299

          Capital lease obligations                       2,605               523                 852           310            920

          Operating lease obligations                   320,234            35,908              88,106        22,683        173,537

                                               ------------------------------------------------------------------------------------
          Total contractual cash obligations          1,467,388            36,431             872,417       199,784        358,757
          ----------------------------------   ------------------------------------------------------------------------------------

          The Company had a Bank
          Facility of up to L75,000,000
          which it cancelled in June 2002.
          No amounts had been drawn
          under the facility.

          Other commercial commitments
          ----------------------------
          Guarantees provided by banks                        -                 -                   -             -              -

          Standby repurchase obligations                      -                 -                   -             -              -

          Other commercial commitments                        -                 -                   -             -              -
                                               ------------------------------------------------------------------------------------
                                                              -                 -                   -             -              -
                                               ------------------------------------------------------------------------------------

G. Safe harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Chairman

Barry R. J. Bateman (58) is Vice Chairman of Fidelity International Limited, having served as President of Fidelity International Limited from 1991 until 2001. Mr. Bateman joined Fidelity in 1981, initially as Marketing Director. From 1989 to 1991, he was Managing Director of Fidelity Investment Management Ltd. and from 1986 to 1989 he served as Managing Director of Fidelity Investment Services Ltd. Prior to joining Fidelity, Mr. Bateman was Marketing Director at Datastream from 1975 until 1981 and prior to this served as Research Director at Hoare Govett Ltd. from 1972 until 1975. Mr. Bateman served as Chairman of AUTIF from 1991 until 1993 and is currently a Director of the Investment Management Association. He was appointed to the Board of Directors of COLT on 27 September 1996 becoming the non-executive Chairman on 1 January 2003.

Executive Directors

Steven P. Akin - President and Chief Executive Officer. Mr. Akin (58) was appointed President and Chief Executive Officer of COLT on 25 July 2002. He served as President of Fidelity Capital, the emerging business development arm of Fidelity Investments, between January 1999 and July 2002 and as a member of Fidelity's Operating Committee. From 1997 to 1999, he was President of Fidelity Investments Systems Company in which position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development. Prior to joining Fidelity in 1992, as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint. In 1987, Mr. Akin was Chief Operations Officer at United Telephone Company Midwest Group. Previously, Mr. Akin served as Chief Operations Officer at United Telephone of Indiana. He was appointed to the Board of Directors of COLT on 23 July 2002.

On 22 April 2004, we announced that Mr. Akin would return to a new position with Fidelity in the US later in 2004 and that it is intended he be replaced by Jean-Yves Charlier, whose appointment at Fidelity International Limited was announced on the same day. Mr. Charlier will be seconded from Fidelity International Limited which he joins from BT with significant experience in growing and operating telecommunication groups in Europe and internationally. At BT's Global Services division, he held dual roles as Chief of Operations, responsible for sales and marketing on a global basis, as well as President of Europe, responsible for the company's operations in continental Europe. Prior to his 18 months at BT, the majority of his professional career was spent at Equant and Wang.

Non-executive Directors

Andreas Barth (59) is currently a senior adviser to General Atlantic Partners, a private equity investment firm, Chairman of the board of BOG Management GmbH and a member of the supervisory board of TDS Informationstechnologie AG. From 1991 to 1999 he was Senior Vice President and General Manager Europe, Middle East and Africa with Compaq Computer Corporation and had previously held management positions at Thomson-CSF, Texas Instruments and Ford. He was appointed to the Board of Directors of COLT on 1 September 2003.

Paul W. Chisholm (55) served as our President from 1995 and our Chief Executive Officer from 1996, until January 2001 when he resigned from his executive position. He was appointed to our Board of Directors on 22 September 1996. He served as the first Managing Director of COLT Telecommunications from its inception in 1992 until 1995. From 1988 until 1992, he was the first Vice President and General Manager of Teleport Communications Boston, Inc., one of the first competitive access providers in the U.S. From 1985 until 1988, Mr. Chisholm was the Vice President-Telecommunications of Shawmut Bank in Boston. From 1974 until 1985, he was employed in various management positions at New England Telephone & Telegraph Co. and AT&T Corp. He served as the first Chairman of the Other Licensed Operators Group, a regulatory reform group in the United Kingdom from 1993 to 1995. Mr. Chisholm is also a non-executive director of Sycamore Networks Inc. and Netifice Communications Inc. and Chief Executive Officer of Mindshift Inc..

James. C. Curvey (68) is a Director and Vice Chairman of FMR Corp. He was appointed to our Board of Directors on 29 September 1996 and served as non-executive Chairman between May 1999 and December 2002. Mr. Curvey joined Fidelity Investments in June 1982, as Vice President, Human Resources, became Senior Vice President for Administration in January 1983 and President of Fidelity Capital in December 1986. He served as Chief Operating Officer of FMR from May 1997 until September 1998 and as President and Chief Operating Officer of FMR Corp. from September 1998 until July 2000. Prior to joining Fidelity Investments, Mr. Curvey was Vice President, Human Resources for Chase Manhattan Corp. in New York. Before joining Chase Manhattan Corp. in 1976, Mr. Curvey served for six years as Director of Personnel for the Department of Housing and Urban Development in Washington, D.C. Mr. Curvey is a Director of Geerlings & Wade, a wine distribution company.

Vincenzo Damiani (64) was, until August 2002, Corporate Vice President, EDS Corporation and a member of the EDS Executive Board for Europe, Middle East and Africa with specific responsibility for the Mediterranean Region and Chairman of the Board of EDS Italy. Before joining EDS in 1997, Mr. Damiani spent 29 years at IBM where he held several management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. Mr. Damiani was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 Mr. Damiani was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is a non-executive Director of Banca di Roma, and is a member of its Executive Committee. Mr. Damiani is also a non executive director of Augeo Holding BV. He was appointed to the Board of Directors of COLT on 23 July 2002.

Hans Eggerstedt (66) is a former Finance Director of Unilever, having retired from that position in 1999. Prior to being appointed Finance Director he held a range of management positions with Unilever and is currently a member of the Supervisory Board of Unilever Deutschland. He is also a member of the Advisory Council of the ING Group, a member of the Supervisory Board of Rodamco Europe and has non-executive directorships with Jeronimo Martins and bolero.net. He was appointed to the Board of Directors of COLT on 2 June 2003.

Robert Hawley (67) was Chief Executive of British Energy plc until 1997 and before that until 1995 he was Chief Executive of Nuclear Electric plc. He was the Chairman of Taylor Woodrow plc, until May 2003. He is a non-executive director of RockTron plc, Rutland Trust plc and Creative Value Networks (CNV) Ltd. Dr. Hawley is advisor to HSBC Investment Bank plc and is registered with the Securities and Futures Authority. He was the Chairman of the Engineering Council and the Particle Physics and Astronomy Research Council and the CBI/UK Korea Economic Co-operation Council. He was appointed to our Board of Directors on 21 August 1998.

Timothy T. Hilton (51) is President of Fidelity Broadband Group. He joined Fidelity in 1996 as Senior Vice President of Fidelity Capital, became a Managing Director and served as President of Fidelity Capital from June 1997 until July 1999 and served as President of Fidelity Ventures from January 1999 until April 2000. Prior to joining Fidelity Mr. Hilton was a senior partner and member of the management and executive committees of the Boston based corporate law firm of Sullivan & Worcester LLP. He was appointed to our Board of Directors on 26 May 1999.

H.Frans van den Hoven (80) served as Chairman of the Supervisory Board of ABN AMRO Bank from 1984 to 1994 and as Chairman of Unilever N.V. from 1976 to 1984. He was appointed to our Board of Directors on 30 September 1996. He is a member of the supervisory board of Hunter Douglas and is a director for a number of funds managed by Fidelity International Limited.

Senior Management

Antony Bates - Interim Chief Financial Officer until 1 May 2004 when he will be appointed to the Board of Directors and as Chief Administrative Officer. Mr. Bates (47) joined us in November 2003 to cover the maternity leave of Marina Wyatt. Tony is a Chartered Accountant having qualified with Arthur Andersen in London. His early career was spent at Philip Morris and then as Finance Director of Habitat UK Ltd. He worked for the EMI Group between 1990 and 2002, initially as Finance Director of the EMI Records Limited, rising through a number of roles of increasing responsibility, to finally become both Group Finance Director of EMI Group Plc and Executive Vice President of EMI Recorded Music.

Paul I. David - Director of Marketing. Mr. David (43) joined us in June 2000 to lead our internet and hosting business in the UK, becoming our Director of Marketing responsible for implementing our product and service strategy, in 2002. Prior to this he spent 19 years with Cable and Wireless initially specialising in telecommunications pricing. He then had various marketing and product development positions at Cable & Wireless and Mercury, their UK division and in Hong Kong with Hong Kong Telecom, a company majority-owned by Cable & Wireless, where he eventually became General Manager for Corporate Markets. In 1997 he became Vice President of Intranet and Internet Solutions of Omnes a joint venture between Cable & Wireless and Schlumberger, in the USA. In 1999, Mr. David moved back to Cable & Wireless in the UK as Customer Development Director for its global Multi-National Customers division.

J. William Freeze - Managing Director, Multi-National Business. Mr. Freeze (49) joined us in July 2002 as Regional Director for the North Region. Prior to joining us, he held the position of Vice President-Northern Europe for Dell after which he was Chief Operating Officer of KPNQwest between August 2001 and May 2002. The majority of his telecommunications career was spent with AT&T Corp. in the U.S., where he served in various sales, marketing, product management and operations positions, before leaving the United States in 1996, to become the Chief Operating Officer of AT&T-Unisource.

Lakh Jemmett - Managing Director, Retail and Wholesale Business. Mr. Jemmett
(43) joined us in 1997 as Regional Director. Between 1989 and his joining us he worked for Sprint International and subsequently GlobalOne in various capacities including that of Chief Executive Officer and Operations and Engineering Director of GlobalOne UK. From 1982 until 1989, he worked in a number of marketing and technical positions for both BT and Commercial Cable Telecom.

Kenneth C. Starkey - Chief Operations Officer. Mr. Starkey (48) joined us in 2002 as Chief Network Officer, becoming Chief Operations Officer in May 2003 when he took over responsibility for the IT function in addition to Network & Operations. Prior to joining COLT he held the position of Executive Vice President, Telecommunications for Fidelity Investments from 1998 to 2002. From 1987 to 1998 he held various positions with Bear Stearns & Co., including Managing Director of Telecom. Early in his career he was with Executone of New York and MCI Communications Corp.

Christopher J. Woodman - Managing Director, Human Resources. Mr. Woodman (42) joined us as Managing Director, Human Resources, in January 2003. Following an early career at Ford Motor Company, London Docklands Development Corporation and Cleanaway, a joint venture subsidiary of GKN/Brambles, Mr. Woodman joined Fidelity International Limited in 1995 as Human Resources Manager. In 1997, he was appointed as Human Resources Director for the Investment and Institutional business organisations within Fidelity International Limited. From 2000 through to the end of 2002, he undertook an assignment with Fidelity Management and Research Company in Boston, MA, as Human Resources Director for the Equity Research and Equity Trading organisations. On his return to the U.K. he was appointed as acting Executive Director of Human Resources for Fidelity International Limited before taking up his current duties with us.

Marina M. Wyatt (40) joined us in November 2002 taking over as Chief Financial Officer from 1 January 2003. Immediately before she joined us, she had been Group Financial Director of Psion plc since 1996. She joined Psion originally as Group Financial Controller in 1994. She is a Chartered Accountant and worked for Arthur Andersen LLP in London and in the U.S. between 1985 and 1994. She is a Non-Executive Director of Blackwell Publishing Ltd and was a Non-Executive director of Symbian Ltd from 1998 to 2000.

B. Compensation

The total aggregate remuneration (including pension contributions) paid or accrued by us to (or for the benefit of) the members of the Board of Directors and the executive officers (who are not directors) taken as a group (19 persons) during the financial year ended 31 December 2003 was L4,017,552. The aggregate compensation paid or accrued by us to all Directors and executive officers as a group during such period included L1,542,610 in bonuses.

Name                     Salary /         Travel           Bonus      PPP/ Blue     Pension     Housing        Other           Total
----                          Fee      Allowance           -----          Cross     -------     -------     Benefits           -----
                         --------      ---------                      ---------                             --------

Barry Bateman                   -              -               -              -           -           -            -               -

Steven Akin               244,800          6,000         489,700              -      20,100     156,000      179,000       1,095,600

Andreas Barth              10,000              -               -              -           -           -            -          10,000

Paul Chisholm              30,000              -               -          9,600           -           -            -          39,600

James Curvey               15,000              -               -              -           -           -            -          15,000

Vincenzo Damiani           33,750              -               -              -           -           -            -          33,750

Hans Eggerstedt            17,500              -               -              -           -           -            -          17,500

Robert Hawley              33,750              -               -              -           -           -            -          33,750

Timothy Hilton                  -              -               -              -           -           -            -               -

Frans van den Hoven        33,750              -               -              -           -           -            -          33,750

Antony Bates               52,510              -               -              -           -           -            -          52,510

Paul David                135,790              -         136,000          1,237      19,100           -        1,797         293,924

Ronald Duff (1)           171,387              -         122,420          8,067       6,170      24,865            -         332,909

William Freeze            193,053              -         140,119          6,094      18,754      48,000        2,228         408,248

Lakh Jemmett              170,502              -         160,000          1,926      28,800           -        1,832         363,060

Mark Jenkins (2)           96,700              -          43,500            800      15,800           -            -         156,800


Kenneth Starkey           201,992              -         195,871         10,064       6,170      59,388            -         473,485

Christopher Woodman       125,000              -          80,000            970      20,000           -        1,483         227,453

Marina Wyatt              225,517              -         175,000            713      27,000           -        1,983         430,213

Total                   1,791,001          6,000       1,542,610         39,471     161,894     288,253      188,323       4,017,552

(1) Ronald Duff left the Company's employment with effect from 1st April 2004.
(2) Mark Jenkins left the Company's employment with effect from 29 February 2004.

Share options under the Group Share Plan (see Item 6.E for further details)
---------------------------------------------------------------------------
Name              01-Jan-03    Granted   Exercised     Lapsed   16-Apr-04     Date of   Market    Option     Usual date        Usual
----              ---------    -------   ---------     ------   ---------    exercise    value  exercise     from which       expiry
                                                                             --------   ------ price per    exercisable         date
                                                                                                   share    -----------       ------
                                                                                               ---------
------------------------------------------------------------------------------------------------------------------------------------

Barry  Bateman          Nil                                           Nil
                 -------------------------------------------------------------------------------------------------------------------
                        Nil                                           Nil

Steven  Akin        500,000                                       500,000                         0.4800      29 Jul 03    29 Jul 12
                                                                                                              29 Jul 07
                 -------------------------------------------------------------------------------------------------------------------
                               150,000                            150,000                         0.7692      28 Jul 06    28 Jul 13
                                                                                                              28 Jul 08
                                                                  650,000

Andreas Barth           Nil                                           Nil
                 -------------------------------------------------------------------------------------------------------------------
                        Nil                                           Nil

Paul Chisholm     5,100,000                500,000              4,600,000   25 Feb 04     1.13    0.6875   17 Dec 97 to    17 Dec 06
                                                                                                              17 Dec 01
                    400,000                                       400,000                         1.7000   15 Dec 98 to    15 Dec 07
                                                                                                              15 Dec 02
                 -------------------------------------------------------------------------------------------------------------------
                  5,500,000                500,000              5,000,000

James Curvey            Nil                                           Nil
                 -------------------------------------------------------------------------------------------------------------------
                        Nil                                           Nil

Vincenzo Damiani     40,000                                        40,000                         0.4800   29 Jul 03 to    29 Jul 12
                                                                                                              29 Jul 07
                 -------------------------------------------------------------------------------------------------------------------
                     40,000                                        40,000

Hans Eggerstedt         Nil                                           Nil
                 -------------------------------------------------------------------------------------------------------------------
                        Nil                                           Nil

Robert Hawley        68,060                                        68,060                         7.4940   25 Nov 99 to    25 Nov 08
                                                                                                              25 Nov 03
                 -------------------------------------------------------------------------------------------------------------------
                     68,060                                        68,060

Timothy Hilton          Nil                                           Nil
                 -------------------------------------------------------------------------------------------------------------------
                        Nil                                           Nil
------------------------------------------------------------------------------------------------------------------------------------

Name              01-Jan-03    Granted   Exercised     Lapsed   16-Apr-04     Date of   Market    Option     Usual date        Usual
----              ---------    -------   ---------     ------   ---------    exercise    value  exercise     from which       expiry
                                                                             --------   ------ price per    exercisable         date
                                                                                                   share    -----------       ------
                                                                                               ---------
------------------------------------------------------------------------------------------------------------------------------------
Frans van den        48,000                                        48,000                                  17 Dec 96 to    17 Dec 06
Hoven                                                                                                         17 Dec 00
                                                                                                  8.5000       for next
                                                                                                                 16,000
                                                                                                              exercised
                                                                                                 29.0000       for next
                                                                                                                 16,000
                                                                                                              exercised
                                                                                                 14.8600       for next
                                                                                                                 16,000
                                                                                                              exercised
                 -------------------------------------------------------------------------------------------------------------------
                     48,000                                        48,000

Antony Bates            Nil                                           Nil
                 -------------------------------------------------------------------------------------------------------------------
                        Nil                                           Nil

Paul David           40,000                                        40,000                        19.1570   11 Aug 01 to    11 Aug 10
                                                                                                              11 Aug 05
                     40,000                                        40,000                        19.4840   10 Nov 01 to    10 Nov 10
                                                                                                              10 Nov 05
                     40,000                                        40,000                         7.1000    8 Jun 02 to     8 Jun 11
                                                                                                               8 Jun 06
                     20,000                                        20,000                         0.4125   26 Feb 03 to    26 Feb 12
                                                                                                              26 Feb 07
                     25,000                                        25,000                         0.4800   29 Jul 03 to    29 Jul 12
                                                                                                              29 Jul 07
                               150,000                            150,000                         0.7692   28 Jul 06 to    28 Jul 13
                                                                                                              28 Jul 08
                 -------------------------------------------------------------------------------------------------------------------
                    165,000    150,000                            315,000

William Freeze      400,000                                       400,000                         0.4800   29 Jul 03 to    29 Jul 12
                                                                                                              29 Jul 07
                                90,000                             90,000                         0.7692   28 Jul 06 to    28 Jul 13
                                                                                                              28 Jul 08
                 -------------------------------------------------------------------------------------------------------------------
                    400,000     90,000                            490,000

Lakh Jemmett        594,000                                       594,000                         1.7000   15 Dec 98 to    15 Dec 97
                                                                                                              15 Dec 02
                      8,565                             8,565         Nil                        13.3700   27 Feb 04 to    27 Feb 11
                                                                                                              27 Feb 06
                     75,000                                        75,000                        13.3700   27 Feb 02 to    27 Feb 11
                                                                                                              27 Feb 06
                    200,000                                       200,000                         0.4125   26 Feb 03 to    26 Feb 12
                                                                                                              26 Feb 07
                               120,000                            120,000                         0.7692   28 Jul 06 to    28 Jul 13
                                                                                                              28 Jul 08
                 -------------------------------------------------------------------------------------------------------------------
                    877,565    120,000                  8,565     989,000
------------------------------------------------------------------------------------------------------------------------------------

Name              01-Jan-03    Granted   Exercised     Lapsed   16-Apr-04     Date of   Market    Option     Usual date        Usual
----              ---------    -------   ---------     ------   ---------    exercise    value  exercise     from which       expiry
                                                                             --------   ------ price per    exercisable         date
                                                                                                   share    -----------       ------
                                                                                               ---------
------------------------------------------------------------------------------------------------------------------------------------
Mark Jenkins (1)    160,000                           160,000         Nil                         6.6000    4 Aug 99 to     4 Aug 08
                                                                                                               4 Aug 03
                     20,000                            20,000         Nil                        13.3700   27 Feb 02 to    27 Feb 11
                                                                                                             cliff vest
                     20,000                  8,000     12,000         Nil   25 Mar 04   0.9525    0.4125   26 Feb 03 to    26 Feb 12
                                                       16,000                                                 26 Feb 07
                     20,000                  4,000                    Nil   25 Mar 04   0.9525    0.4800   29 Jul 03 to    29 Jul 12
                                                                                                              29 Jul 07
                 -------------------------------------------------------------------------------------------------------------------
                    220,000                 12,000    208,000         Nil

Kenneth Starkey     250,000                                       250,000                         0.5042    6 Aug 03 to     6 Aug 12
                                                                                                               6 Aug 07
                               150,000                            150,000                         0.7692   28 Jul 06 to    28 Jul 13
                                                                                                              28 Jul 08
                 -------------------------------------------------------------------------------------------------------------------
                    250,000    150,000                            400,000

Christopher         200,000                                       200,000                         0.4067    3 Mar 04 to     3 Mar 13
Woodman                                                                                                        3 Mar 08
                                70,000                             70,000                         0.7692   28 Jul 06 to    28 Jul 13
                                                                                                              28 Jul 08
                 -------------------------------------------------------------------------------------------------------------------
                    200,000     70,000                            270,000

Marina Wyatt        400,000                                       400,000                         0.4359   21 Nov 03 to    21 Nov 12
                                                                                                              21 Nov 07
                                70,000                             70,000                         0.7692   28 Jul 06 to    28 Jul 13
                                                                                                              28 Jul 08
                 -------------------------------------------------------------------------------------------------------------------
                    400,000     70,000                            470,000
------------------------------------------------------------------------------------------------------------------------------------

(1) Mr. Jenkins left the Company's employment with effect from 29 February 2004.

Share options under the Save as You Earn Purchase Plan (see Item 6.E for further details)
-----------------------------------------------------------------------------------------
Name                       Date of        Date of        Date of         Granted       Exercised        Lapsed      Outstanding
-----                        grant        vesting     expiration         -------       ---------        ------        16-Apr-04
                           -------        -------     ----------                                                    -----------

Barry Bateman                                                                                                               Nil

Steven Akin                                                                                                                 Nil

Andreas Barth                                                                                                               Nil

Paul Chisholm                                                                                                               Nil

James Curvey                                                                                                                Nil

Vincenzo Damiani                                                                                                            Nil

Hans Eggerstedt                                                                                                             Nil

Robert Hawley                                                                                                               Nil

Timothy Hilton                                                                                                              Nil

Frans van den Hoven                                                                                                         Nil

Antony Bates                                                                                                                Nil


Name                       Date of        Date of        Date of         Granted       Exercised        Lapsed      Outstanding
-----                        grant        vesting     expiration         -------       ---------        ------        16-Apr-04
                           -------        -------     ----------                                                    -----------

Paul David                  Dec-01         Mar-05         Aug-05           4,703                         4,703              Nil

William Freeze                                                                                                              Nil

Lakh Jemmet                 Dec-01         Mar-05         Aug-05           4,703                                          4,703

Mark Jenkins (1)            Dec-02         Mar-06         Aug-06          18,000                        18,000              Nil

Kenneth Starkey                                                                                                             Nil

Christopher Woodman                                                                                                         Nil

Marina Wyatt                Dec-02         Mar-06         Aug-06          18,000                                         18,000

(1) Mr. Jenkins left the Company's employment with effect from 29 February 2004

Share options under the Deferred Bonus Plan (see Item 6.E for further details)
------------------------------------------------------------------------------
Name                       Date of          Bonus        Date of        Matching       Exercised        Lapsed      Outstanding
----                         Grant          award        vesting           award       ---------        ------        16-Apr-04
                           -------          -----        -------        --------                                    -----------

Barry Bateman                                                                                                               Nil

Steven Akin                                                                                                                 Nil

Andreas Barth                                                                                                               Nil

Paul Chisholm                                                                                                               Nil

James Curvey                                                                                                                Nil

Vincenzo Damiani                                                                                                            Nil

Hans Eggerstedt                                                                                                             Nil

Robert Hawley                                                                                                               Nil

Timothy Hilton                                                                                                              Nil

Frans van den Hoven                                                                                                         Nil

Antony Bates                                                                                                                Nil

Paul David                                                                                                                  Nil

William Freeze           25 Feb 04         44,339      25 Feb 07          12,169                                         56,508

Lakh Jemmet                                                                                                                 Nil

Kenneth Starkey                                                                                                             Nil

Christopher Woodman                                                                                                         Nil

Marina Wyatt             25 Feb 04         26,603      25 Feb 07          13,301                                         39,904

C. Board practices

Directors' service agreements

Messrs. van den Hoven, Hilton, Chisholm, Hawley, Damiani, Eggerstedt, Curvey and Barth have service contracts with us that have no minimum term and no express right to compensation for the termination of such agreement(s). Mr. Bateman has no specific service contracts in respect of his office of director of the Board or as Chairman. Messrs. Bateman and Hilton do not receive any remuneration for their services to the Company. Of the fees paid to Messrs. van den Hoven, Chisholm, Hawley, Damiani, Eggerstedt, Curvey and Barth under the terms of their appointment, approximately 50% is paid in shares of the Company. The non-executive directors are not appointed for specified terms. The Board will review on a regular basis (and not less than every three years) whether a non-executive director should continue in office. Each non-executive director's appointment may be terminated by us at any time.

Mr. Akin was appointed as a director on 23 July 2002 and he is an employee of FMR Corp. His services are provided to us on the terms of a secondment agreement dated 31 July 2002 which provides for a secondment period of up to three years with no express rights to compensation from us for the termination of such agreement.

Mr. Bates, who has been appointed a director with effect from 1 May 2004, has a service contract that he can terminate giving six month's notice. Until 30 April 2005, we can terminate the service contract by giving notice of twenty-four month's less the number of completed months since 1 May 2004. From 1 May 2005, we can terminate the service contract by giving twelve month's notice. In the event of termination, he will be entitled to receive, subject to mitigation, an amount equal to his salary and other benefits for the period of notice plus bonus equal to the average bonus percentage of salary achieved during the prior two years or, if termination is before two bonus payments have been made, at 127.5% of his base salary.

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

The business address of the Directors is c/o COLT Telecom Group plc, Beaufort House, 15 St. Botolph's Street, London, EC3A 7QN, England.

Matters reserved for the decision of the Board
The Board, which meets not less than four times each year, has a schedule of matters reserved specifically for the decision by the Board as a whole. These matters include the approval of Group policy, strategic plans and budgets, the sanctioning of the disposal of an investment, asset or business, capital expenditure, acquisition or other investments not contemplated by the Company's strategic plan and budgets, as well as the approval of financial and accounting matters such as the annual report and accounts and interim Financial Statements. The issue of any securities and the adoption of any significant change in the accounting policies or practices of the Company are also matters reserved for the decision by the Board, as is the approval of all circulars and prospectuses including listing arrangements.

The appointment and removal of any person as a Director or Secretary, subject to recommendation of the Nomination Committee, is also a matter reserved for the Board as is the determination of the remuneration or the terms of service of any non-executive Director. Other matters may be delegated from time to time to the Sub-Committee of the Board, or to any other Committee formed for any specifically delegated purpose.

Board committees

The Board has established four committees as follows.

Sub-Committee

The Sub-Committee of the Board: comprising Messrs. Bateman (Chairman) and Akin and any other director, as appropriate. The Sub-Committee oversees the management of the business and affairs of the Company generally in accordance with the authority delegated by the Board from time to time.

Audit Committee

The Audit Committee meets at least four times in each year and reports to the Board. It comprises exclusively of the non-executive directors Messrs. van den Hoven (Chairman), Damiani, Eggerstedt and Hawley. The Audit Committee meets at least once in each year or as frequently as necessary with the external auditors without any Company management being present.

The main duties of the Audit Committee are to keep under review the integrity of the Financial Statements of the Company and any formal announcements relating to the Company's financial performance as well as the effectiveness of the Company's internal control policies and procedures for the identification, assessment and reporting of risks.

The Audit Committee is also responsible for approving the terms of reference of the Internal Audit function, and for reviewing and monitoring its effectiveness. The Head of the Internal Audit function has the right of direct access to the Chairman of the Audit Committee.

The Audit Committee considers and makes recommendations to the Board as regards the appointment and re-appointment of the Company's external auditors and keeps under close review the relationship with external auditors including (but not limited to) their independence and objectivity, the effectiveness of the audit process and the policy on the engagement of the external auditor to supply non-audit services. The Audit Committee will additionally give consideration to the level of audit fees as well as other fees which are payable in respect of non-audit activities.

The Audit Committee keeps under review the consistency of accounting policies, and examines the Company's Financial Statements where reporting decisions require a major element of judgement, or to the extent that they are affected by any unusual transactions. The Audit Committee also considers the clarity of disclosures, significant adjustments resulting from the audit, the going concern assumption, compliance with accounting standards and stock exchange and other legal requirements. It reviews the Company's statement on internal control systems prior to endorsement by the Board and the policies and process for identifying and assessing business risks and the management of those risks.

The Audit Committee is responsible for the co-ordination of both the Disclosure and the Corporate Compliance Committees and reviews the Company's procedures for handling allegations of purported impropriety from whistle blowers.

During 2003, the Audit Committee considered a number of issues, including but not limited to corporate governance compliance, accounting developments, the financial control environment and risk management and control.

Nomination Committee

The Nomination Committee comprises exclusively of the non-executive Directors Messrs. Chisholm (Chairman), Bateman, Curvey and Hawley. The Nomination Committee nominates Directors for appointment to stand for election to the Board, with external advice assisting it in finding candidates with the requisite experience and knowledge. It also reviews the structure, size and composition of each of the other Committees from time to time as part of its responsibilities.

Compensation Committee

The Compensation Committee comprises exclusively of the non-executive Directors Messrs. Bateman (Chairman), Barth, Curvey and Damiani. The Compensation Committee examines and makes recommendations with regard to the compensation of our executive Directors of the Company and for the annual bonuses of the Company's senior management team. It is also responsible for approving the grant of options and shares under the COLT Telecom Group Share Plan, the COLT Performance Share Plan, the COLT Deferred Bonus Plan and the COLT Deferred Bonus Plan.

The Compensation Committee is responsible for ensuring that the remuneration packages of the executive directors are appropriate to attract, retain and motivate individuals of the calibre and quality required by us. No Director is involved in setting their own remuneration.

D. Employees

At 31 December 2000, we employed 4,012 employees, at 31 December 2001 we employed 5,345 employees and at 31 December 2002 we employed 4,684 employees.

At 31 December 2003, we had 3,866 full-time and part-time employees and a further 178 individuals were engaged either on contract, fixed term or on secondment. Although a small number of our employees are members of a union they are not covered by a collective bargaining agreement. Works Councils, which have rights to be consulted on certain employment and business issues, exist in three of the countries in which we operate; France, Germany and The Netherlands. We believe that our relationship with our employees is good. In connection with the construction and maintenance of our networks and the conduct of our other business operations, we use third party contractors, some of whose employees may be represented by unions or collective bargaining agreements.

Employees at 31 December 2003 by geographic region were:
            North Region                            1,236
            Central Region                          1,393
            South Region                              932
            Group / other                             305
                                             -------------
            Total                                   3,866
                                             -------------

The countries in each region are:
North Region - Belgium, Denmark, Ireland, The Netherlands, Sweden and the United
               Kingdom;
Central Region - Austria, Germany and Switzerland; and
South Region - France, Italy, Portugal and Spain.

E. Share ownership

Group Share Plan.

On 7 November 1996, we established the Share Option Plan, also known as the COLT Telecom Group Share Plan, or Option Plan, for the issuance to employees of the Group and consultants to the Group of options to purchase our Ordinary Shares.

At 16 April 2004 options to subscribe for our Ordinary Shares under the Option Plan were as follows:

Date of      Exercise                              Date of                      Number of Ordinary Shares under option
grant         price         Dates of vesting       expiration                   --------------------------------------
                           from       to                             Granted        Exercised        Lapsed             Outstanding
                           ----       --                             -------        ---------        ------             -----------
Dec 96       L0.6880       Dec 97     Dec 01         Dec 06        25,824,000      12,712,036       6,089,964             7,022,000
Jan 97       L0.7790       Jan 98     Jan 02         Jan 07           396,000         226,400         149,600                20,000
Apr 97       L0.7060       Apr 98     Apr 02         Apr 07         1,280,000         675,000         377,600               227,000
Aug 97       L0.9560       Aug 98     Aug 02         Aug 07         2,488,000         726,000         846,000               916,000
Nov 97       L1.2850       Nov 98     Nov 02         Nov 07         3,196,000       1,418,362       1,073,794               703,844
Dec 97       L1.7000       Dec 98     Dec 02         Dec 07         4,204,000       1,104,400       1,128,800             1,970,800
Feb 98       L2.7380       Feb 99     Feb 03         Feb 08           140,000          56,000          84,000                     -
Feb 98       L2.7430       Feb 99     Feb 03         Feb 08           900,000         530,220         369,780                     -
May 98       L4.7560       May 99     May 03         May 08           830,000         207,750         289,696               332,554
Aug 98       L6.6000       Aug 99     Aug 03         Aug 08         2,906,000         591,544       1,663,712               650,744
Nov 98       L7.4940       Nov 99     Nov 03         Nov 08         1,408,075         113,215         980,400               314,460
Dec 98       L7.8770       Dec 99     Dec 03         Dec 08           100,000               -         100,000                     -
Mar 99       L11.300       Mar 00     Mar 04         Mar 09           990,000         122,500         540,692               326,808
Apr 99       L10.934       Apr 00     Apr 04         Apr 09         1,000,000         150,000         850,000                     -


Date of      Exercise                              Date of                      Number of Ordinary Shares under option
grant         price         Dates of vesting       expiration                   --------------------------------------
                           from       to                             Granted        Exercised        Lapsed             Outstanding
                           ----       --                             -------        ---------        ------             -----------
May 99       L12.254       May 00     May 04         May 09           585,000          58,000         295,000               232,000
Aug 99       L12.744       Aug 00     Aug 04         Aug 09           930,000          15,000         654,000               261,000
Nov 99       L21.000       Nov 00     Nov 04         Nov 09           800,500               -         556,572               243,928
Dec 99       L24.394       Dec 00     Dec 04         Dec 09           740,000               -         363,771               376,229
Feb 00       L36.177       Feb 01     Feb 05         Feb 10           745,000               -         422,500               322,500
May 00       L22.610       May 01     May 05         May 10           792,500               -         359,696               432,804
Jun 00       L26.660       Jun 01     Jun 05         Jun 10           846,000               -         361,375               484,625
Aug 00       L19.157       Aug 01     Aug 05         Aug 10         1,181,500               -         637,934               543,566
Aug 00       L17.727       Aug 01     Aug 05         Aug 10           317,500               -         150,000               167,500
Nov 00       L19.484       Nov 01     Nov 05         Nov 10           800,000               -         281,922               518,078
Dec 00       L15.184       Dec 01     Dec 05         Dec 10           757,321               -         300,287               457,034
Feb 01       L13.370       Feb 02     Feb 06         Feb 11         2,401,040               -       1,390,292             1,010,748
Feb 01       L20.055       Feb 02     Feb 06         Feb 11           400,000               -         400,000                     -
Feb 01       L26.740       Feb 02     Feb 06         Feb 11           750,000               -         750,000                     -
May 01       L8.437        May 02     May 06         May 11           866,500               -         520,000               346,500
May 01       L12.656       May 02     May 06         May 11           250,000               -         200,000                50,000
May 01       L16.874       May 02     May 06         May 11           250,000               -         200,000                50,000
Jun 01       L7.100        Jun 02     Jun 06         Jun 11         2,688,750               -       1,065,800             1,622,950
Aug 01       L3.2170       Aug 02     Aug 06         Aug 11         1,464,500               -         832,000               632,500
Nov 01       L1.7240       Nov 02     Nov 06         Nov 11           231,000               -          16,000               215,000
Dec 01       L1.5610       Dec 02     Dec 06         Dec 11         1,410,500               -         296,500             1,114,000
Feb 02       L0.4125       Feb 03     Feb 07         Feb 12         4,688,500          85,000       2,469,000             2,134,500
May 02       L0.4475       May 03     May 07         May 12            72,500           6,000          51,500                15,000
Jul 02       L0.4800       Jul 03     Jul 07         Jul 12         5,602,300         117,260       1,007,000             4,478,040
Aug 02       L0.5042       Aug 03     Aug 07         Aug 12           250,000               -               -               250,000
Oct 02       L0.3234       Oct 03     Oct 07         Oct 12           250,000          50,000         180,000                20,000
Nov 02       L0.4359       Nov 03     Nov 07         Nov 12           400,000               -               -               400,000
Mar 03       L0.4067       Mar 04     Mar 08         Mar 13           200,000               -               -               200,000
Apr 03       L0.4550       Apr 04     Apr 08         Apr 13            32,500               -               -                32,500
May 03       L0.4675       May 04     May 08         May 13           150,000               -               -               150,000
May 03       L0.4925       May 04     May 08         May 13            50,000               -               -                50,000
Jul 03       L0.7690       Jul 06     Jul 08         Jul 13         7,161,000               -         490,000             6,671,000
Oct 03       L1.0120       Oct 06     Oct 08         Oct 13            60,000               -               -                60,000
Feb 04       L1.1283       Feb 07     Feb 09         Feb 14            60,000               -               -                60,000
                                                                   ----------------------------------------------------------------
                                                                   83,846,486      18,964,687      28,795,187            36,086,612
                                                                   ----------------------------------------------------------------

In addition to options granted under the Option Plan, options to subscribe for 80,000 Ordinary Shares were granted to Mr. van den Hoven, 16,000 of which vested on the closing of our initial public offering, 16,000 of which vested on each of 17 December 1997, 1998, 1999 and 2000. The exercise price for the initial 16,000 option was L0.6875; the exercise price for the 16,000 option vesting on 17 December 1997, 1998, 1999 and 2000 is L1.65875, L8.50, L29.00 and L14.86 per
share respectively. He exercised 16,000 options with an exercise price of L0.6875 and 16,000 with an exercise price of L1.65875 on 13 August 1999 and 5 June 2000, respectively. These Options are included in the Group Share Plan options table in Item 6.B above.

For additional information relating to the Option Plan, please refer to our Financial Statements included as part of this report.

Save as You Earn Purchase Plan.

The COLT Save as You Earn Purchase Plan, also known as the Savings-Related Share Option Plan, or SAYE Scheme, was approved by our shareholders on 17 June 1997. It is open to all of our U.K. employees and our participating subsidiaries subject to the power of the Board to impose a minimum qualification period, which must not exceed five years (and in the case of any director, who is required to devote not less than 25 hours a week to his duties). We have established a Qualifying Employee Share Ownership Trust ("QUEST") to deliver the shares to U.K. option holders at the time of exercise in the most efficient manner. At 16 April 2004, outstanding options to subscribe for our Ordinary Shares under the SAYE Scheme were as follows:


Date of Grant    Option Price      Date of Vesting          Options            Exercised              Lapsed         Outstanding
-------------    ------------      ---------------          -------            ---------              ------         -----------
19 Dec. 1997        L  1.1900      1 Mar. 2001            2,289,244            1,919,819             369,425                   -
18 Dec. 1998        L  6.0100      1 Mar. 2002              592,929                    -             592,929                   -
17 Dec. 1999        L 16.6560      1 Mar. 2003              441,124                    -             441,124                   -
15 Dec. 2000        L 11.7840      1 Mar. 2004              804,128                    -             794,578               9,550
28 Dec. 2001        L  1.6150      1 Mar. 2005            6,986,000                    -           6,170,172             815,828
18 Dec. 2002        L  0.4000      1 Mar. 2006           18,409,635              127,104           2,462,517          15,820,014
4 Dec. 2003         L  1.0270      1 Mar. 2007              58,323*                    -                   -              58,323
4 Dec. 2003         L  0.9950      1 Mar. 2007            1,560,919                    -              14,833           1,546,086
                                                         -----------------------------------------------------------------------
                                                         31,142,302            2,046,923          10,845,578          18,249,801
                                                         -----------------------------------------------------------------------


* each option holder entered into a four year savings contract.

Of the options outstanding under the SAYE Scheme on 16 April 2004, 22,703 were held by our directors and senior management and are included in the Save as You Earn Purchase Plan options table in Item 6.B above.

For additional information relating to the SAYE Scheme, please refer to our Financial Statements included within this report.

Performance Share Plan.

The Performance Share Plan was established in 2000. Awards under the Performance Share Plan are granted according to an objective performance target set against demanding Company, financial and individual targets by the Compensation Committee at the time of grant. Vesting of any such grant only occurs if the long term performance criteria are achieved. No awards have been made under the plan to any director, officer or employee other than an award of 20,194 shares made to Mr. Manning in February 2001. When Mr. Manning subsequently resigned as a Director of the Company, this award of shares lapsed. At 31 December 2003, none of these shares had vested and none other than as detailed above had lapsed. If awards are made in the future, they will be made to our Executive Directors or other key executives. It is anticipated that any new grants would have a vesting period of five years and a maximum annual vesting of shares having a value equal to approximately 100% of the participant's basic salary, but the actual amount will depend upon seniority. Participants in the Performance Share Plan will continue to be entitled to receive grants of options under the COLT Telecom Group Share Plan.

Deferred Bonus Plan.

The Deferred Bonus Plan was established in 2000. Under the Plan selected senior employees may be entitled to receive an award of shares representing a proportion of the amount of their annual cash bonus. At 16 April 2004, outstanding options to subscribe for our Ordinary Shares under this part of the Deferred Bonus Plan were as follows:

Date of grant          Price         Date of vesting         Number of shares              Lapsed               Outstanding
-------------          -----         ---------------         ----------------              ------               -----------
27 Feb 2001          L13.370                Feb 2004                   24,182               8,099                       Nil

Employees may also be invited to defer a proportion of the annual cash bonuses which they would otherwise have received by investing in Ordinary Shares. Individuals who do so are entitled to receive an additional matching award in the form of an option to acquire an additional Ordinary Share for every two Ordinary Shares purchased. These awards are made in accordance with the terms of the Option Plan. Receipt of the matching award is subject to the achievement of performance targets. Awards will vest after a period set by the Compensation Committee, normally three years. At 16 April 2004, outstanding options to subscribe for our Ordinary Shares under this part of the Deferred Bonus Plan were as follows:

Date of grant         Date of vesting                 Matching award             Lapsed                 Outstanding
-------------         ---------------                 --------------             -------                -----------
25 Feb 2004                  Feb 2007                        156,519                 Nil                    156,519

Of the share awards outstanding under this plan 25,470 are held by our directors and senior management and are included in the Deferred Bonus options table in
Item 6.B above.

For additional information relating to the Deferred Bonus Plan, please refer to our Financial Statements included within this report.

Shareholdings

The interests of Directors and Officers in our Ordinary Shares (all of which are beneficial interests) at 16 April 2004 are shown below:

      Barry Bateman                                     -
      Steven Akin                                       -
      Andreas Barth                                16,109
      Paul Chisholm                             4,179,813
      James Curvey                                288,338
      Vincenzo Damiani                             42,162
      Hans Eggerstedt                              19,206
      Robert Hawley                                58,654
      Timothy Hilton                               46,080
      H. F. van den Hoven                          82,413
      Antony Bates                                      -
      Paul David                                        -
      Jane Forrest                                      -
      J. William Freeze                                 -
      Lakh Jemmett                                272,138
      Kenneth Starkey                                   -
      Christopher Woodman                               -
      Marina M. Wyatt                                   -

All interests reflected above represent less than 1% of the Ordinary Shares outstanding.

For additional information on share ownership plans, please refer our Financial Statements included as part of this report.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth certain information at 16 April 2004 with respect to the beneficial ownership of our Ordinary Shares by each person or entity known by us to beneficially own more than 5% of the outstanding share capital:


                                                         Ordinary shares
Shareholder                                                Number          %
-----------                                                ------         --
FMR Corp. (1)
82 Devonshire Street                                     450,908,245      29.8
Boston, Massachusetts 02109

Fidelity Investors Limited Partnership (2)
82 Devonshire Street                                     313,073,111      20.7
Boston, Massachusetts 02109

Amvescap plc (3)                                         150,163,486       9.9
30, Finsbury Square
London, EC2A 1AG
England

Fidelity International Limited (4)                        80,807,457       5.3
Pembroke Hall
42 Crow Lane
Pembroke
Bermuda HM-19

(1) FMR Corp.'s holding is through

(a) the holding by Colt, Inc. of 52,402,867 Ordinary Shares, which is an indirect wholly owned subsidiary of FMR Corp., which is therefore also interested in our Ordinary Shares.
(b) 172,215,436 Ordinary Shares owned beneficially by the COLT Inc. 2003 Annuity Trust, 82,723,580 Ordinary Shares owned beneficially by the Colt Inc. 2002 Annuity Trust, 78,113,593 Ordinary Shares owned beneficially by the Colt Inc. 2001 Annuity Trust and 1,575,038 Ordinary Shares owned beneficially by the Colt Inc. 2001 Charitable Trust (together, the "COLT Trusts"). The Trustee of the COLT Trusts is a wholly-owned subsidiary of FMR Corp.
(c) Strategic Advisers, Inc., a wholly-owed subsidiary of FMR Corp., which has sole voting power of 63,212,531 Ordinary Shares beneficially owned by three charitable foundations managed by Strategic Advisers, Inc., Edward C. Johnson Fund (9,715,293 Ordinary Shares), Fidelity Foundation (9,810,218 Ordinary Shares) and Fidelity Non-Profit Management Foundation (43,687,020 Ordinary Shares), and
(d) 665,200 Ordinary Shares owned beneficially by the COLT Incentive Shares Plan Trust, of which Colt Inc. is the joint trustee.

(2) Fidelity Investors Limited Partnership is a Delaware limited partnership.

(3) Amvescap PLC is a fund manager whose interest is a non-beneficial interest held either directly or through its subsidiary companies.

(4) Fidelity International Limited is a Bermuda company.

On 14 March 2001, Fidelity Investors Partnership Limited disposed of 4,137,050 Ordinary Shares and Fidelity International Limited disposed of 1,157,327 Ordinary Shares.

On 10 December 2001, we completed the sale of 241,827,007 Ordinary Shares at an issue price of 0.62p to FMR Corp. (which included the sale of 173,813,695 Ordinary Shares at an issue price of 0.62p to COLT, Inc. and the sale of 48,759,510 Ordinary Shares at an issue price of 0.62p to the COLT Inc. 2001 Annuity Trust) for the purchase price of approximately L150.0 million.

On 10 December 2001, we completed the sale of 42,787,125 Ordinary Shares at an issue price of 0.62p to Fidelity International Limited for the purchase price of approximately L26.5 million.

On 10 December 2001 we completed the sale of 192,822,500 Ordinary Shares of 2.5p each at an issue price of 0.62p to Fidelity Investors Limited Partnership for the purchase price of approximately L119.5 million.

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

            The London Stock Exchange                         Nasdaq
                (Pounds per Share)                    (U.S. Dollars per ADS)
             High               Low                    High            Low
             ----               ---                    ----            ---
1999        31.84              8.96                  210.88          60.06
2000        40.73             12.10                  266.88          62.75
2001        19.21              0.62                  113.00           3.57
2002         1.33              0.28                    8.00           1.63
2003         1.16              0.30                    7.50           2.00

                          The London Stock Exchange               Nasdaq
                              (Pounds per Share)          (U.S. Dollars per ADS)
                           High              Low           High          Low
                           ----              ---           ----          ---
2001
       First Quarter      19.21             7.35         113.00        39.94
       Second Quarter     10.17             6.28          61.10        24.58
       Third Quarter       5.10             0.73          29.06         4.36
       Fourth Quarter      1.92             0.62          11.04         3.57
2002
       First Quarter       1.33             0.37           8.00         2.06
       Second Quarter      0.53             0.32           3.20         1.90
       Third Quarter       0.62             0.35           4.10         2.20
       Fourth Quarter      0.54             0.28           3.08         1.63
2003
       First Quarter       0.46             0.34           2.95         2.03
       Second Quarter      0.77             0.30           4.99         2.00
       Third Quarter       1.16             0.59           7.49         4.18
       Fourth Quarter      1.11             0.89           7.50         6.02
2004
       First Quarter       1.31             0.89          10.00         6.59

                          The London Stock Exchange               Nasdaq
                              (Pounds per Share)          (U.S. Dollars per ADS)
                           High              Low           High          Low
                           ----              ---           ----          ---
October 2003               1.11             0.89           7.50         6.02
November 2003              1.05             0.91           7.04         6.11
December 2003              1.05             0.90           7.26         6.50
January 2004               1.20             0.94           8.60         6.73
February 2004              1.31             1.05          10.00         7.79
March 2004                 1.12             0.89           8.45         6.59

At 16 April 2004, 21,887,186 Ordinary Shares and ADRs evidencing 7,842,099 ADSs (representing 31,368,396 Ordinary Shares) were held of record in the U.S. These Ordinary Shares and ADRs, were held by 15 and 31 record holders, respectively, and represented 1.45% of, and evidenced ADSs representing 2.08% of, respectively, the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and

ADRs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

In 1996, we issued 314,000 units, consisting of 12% Senior Discount Notes due 2006 and warrants to purchase Ordinary Shares. On 22 December 2003 all of the outstanding Discount Notes were redeemed at their principal amount plus accrued interest for a cash consideration of L120.7 million.

Between November 1997 and April 2000 we issued L50,000,000 principal amount of 10.125% Senior Notes due November 2007 ("Sterling Senior Notes"), DM150,000,000 principal amount of 8.875% Senior Notes due November 2007 ("DM 8.875% Senior Notes"), DM600,000,000 principal amount of 2% Senior Convertible Notes due August 2005 ("DM Senior Convertible Notes"), DM600,000,000 principal amount of 7.625% Senior Notes due July 2008 ("DM 7.625% Senior Notes"), (euro)295,000,000 principal amount of 2% Senior Convertible Notes due March 2006 ("Senior Convertible Notes due March 2006"), (euro)368,000,000 principal amount of 2% Senior Convertible Notes due December 2006 ("Senior Convertible Notes due December 2006"), (euro)320,000,000 principal amount of 7.625% Senior Notes due December 2009 ("(euro)7.625% Senior Notes") and (euro)402,500,000 principal amount of 2% Senior Convertible Notes due April 2007 ("Senior Convertible Notes due 2007") (the Sterling Senior Notes, DM 8.875% Senior Notes, DM Senior Convertible Notes, DM 7.625% Senior Notes, Senior Convertible Notes due March 2006, Senior Convertible Notes due December 2006, (euro)7.625% Senior Notes and the Senior Convertible Notes due 2007 are collectively referred to as the "Senior Notes"). The Senior Notes are listed on the London Stock Exchange although we do not believe any active trading market exists for the Senior Notes. Accordingly, no price information is provided for the Senior Notes.

B. Plan of distribution

Not Applicable.

C. Markets

See subsection A entitled "Offer and Listing Details," above.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share capital

Not Applicable.

B. Memorandum and Articles of Association

We are registered with the Registrar for Companies for England and Wales under Company No. 3232904.

Object and Purposes

Our principal objects are to carry on business as a public limited company and to carry on any trade or business whatsoever. We have multiple business objectives and purposes and are authorised to do such things as the board may consider to further the Company's interests, all as provided in its Memorandum of Association at clause 4.

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

Save as otherwise provided by the articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings,

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

(iii) where the Company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate,

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company,

(v) any contract concerning any other company (not being a company in which the director owns one per cent or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever,

(vi) any contract concerning the adoption, modification or operation of a pension fund or retirement death or disability benefits scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates,

(vii) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates, and

(viii) any contract for the purchase or maintenance for any director or directors of insurance against any liability.

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

References in the articles to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

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

(D) No person shall be disqualified from being appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice or comply with any other special formality in connection with his appointment or election. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for appointment or reappointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or reappointment of that director, at that meeting. At each Annual General Meeting of COLT all directors retire and are eligible for re-election.

(E) No shareholding qualification for directors is required.

Shares

COLT's authorised share capital consists of 2,075,000,000 Ordinary Shares.

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

E. Taxation

General

In this section we summarise U.K. tax consequences and U.S. federal income tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of senior notes, convertible notes, warrants, Ordinary Shares and Ordinary Shares represented by ADSs, or, collectively, the "instruments." This summary is not a comprehensive description of all of the tax consequences that may be relevant to holders of these instruments, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of the instruments. In particular, the summary does not address your tax treatment if you are subject to special tax rules under income tax law, for example, if you are
     o a bank, life insurance company, regulated investment company or other financial institution,
     o    a broker or dealer in securities or foreign currency,
     o    a person that has a functional currency other than the U.S. dollar,
     o a person who acquires an instrument in connection with employment or other performance of services,
     o    a person subject to alternative minimum tax,
     o a person who owns an instrument as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or constructive ownership transaction,
     o    a tax-exempt entity, or
     o    an expatriate of the United States.

If you hold directly or indirectly (considering applicable constructive ownership rules) 10% or more in voting power or value of our Ordinary Shares, including through ownership of outstanding ADSs, you could be subject to additional rules for shareholders of controlled foreign corporations that we do not discuss in this summary.

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

For purposes of this summary, a U.S. holder is

     o a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws,
     o a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organised in or under the laws of the United States, any of its states or the District of Columbia,
     o an estate the income of which is subject to U.S. federal income taxation regardless of its source,
     o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations, or
     o any person otherwise subject to U.S. federal income tax on a net income basis in respect of any of the instruments,

whose status as a U.S. holder is not overridden pursuant to the provisions of an applicable tax treaty. If an entity treated as a partnership for U.S. federal income tax purposes holds instruments, the tax treatment of each partner will depend upon the status of the partner and the activities and the status of the partnership under both U.S. and U.K. law. If you are a partner in a partnership that holds instruments, you should consult your tax advisor.

This summary applies only to U.S. holders who hold instruments as capital assets, which generally are assets held for investment rather than as inventory or as property used in a trade or business. In addition, except where specifically discussed, this summary applies to you only if you purchased a senior note or convertible note pursuant to its initial offering at the applicable issue price described below. Further, with respect to the convertible notes, except where we make reference specifically to the book-entry interests or the definitive registered securities, this summary applies to both forms of ownership. This summary is based upon:

     o current U.K. law and current U.S. federal income tax law and the practices of the U.K. Inland Revenue and the U.S. Internal Revenue Service, and is subject to subsequent changes to those laws and practices, which could have retroactive effect,
     o the Income Tax Convention and the Protocol (together, the "Treaty") between the United States and the United Kingdom dated July 24, 2001 and in force as of March 31, 2003,
     o to the extent it is still applicable, the 1975 U.S.-U.K. tax treaty relating to income taxes (the "1975 Treaty"), and
     o the U.S.-U.K. tax treaty relating to estate and gift taxes that is currently in effect.

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

Holders of instruments should note that any person who would have been entitled to greater benefits under the 1975 Treaty than under the Treaty may elect to continue to take advantage of the provisions of the 1975 Treaty for a period of 12 months from the date on which the Treaty otherwise would have effect. With respect to taxes withheld at source, the Treaty applies in both the U.S. and U.K. for amounts paid or credited on or after May 1, 2003. For all other taxes, the effective date for the U.K. is April 6, 2003, and for the U.S., January 1, 2004.

Holders of instruments are advised to consult their own tax advisers with respect to the overall tax implications of the Treaty, including specifically the implications of making the above mentioned election.

U.K. Tax Consequences

We are resident in the U.K. for U.K. tax purposes. The statements regarding U.K. tax consequences set forth below relate only to the position of persons who are the absolute beneficial owners of the relevant notes, warrants or shares and may not apply to some classes of holders, such as dealers in securities.

If you are considering the acquisition, ownership or disposition of the instruments, you should consult your own tax advisor concerning the U.K. tax consequences in light of your particular situation.

Taxation of the Senior Notes and the Convertible Notes

Payment on the Notes. Provided the senior notes and the convertible notes continue to be listed on the London Stock Exchange, or some other stock exchange recognised by the U.K. Inland Revenue, payments of interest to you may be made without withholding or deduction for U.K. income tax.

In other cases, interest will generally be paid after deduction on account of U.K. income tax at the lower rate, currently 20%. If you reside in a jurisdiction other than the U.K., you may be entitled to a refund of all or part of any tax withheld or to make a claim for interest on your senior notes and convertible notes to be paid without, or subject to a reduced rate of, deduction or withholding under the provisions of an applicable tax treaty. A refund of all or part of any tax withheld may also be available, depending on your individual circumstances, if you are a Commonwealth citizen or otherwise entitled to a U.K. personal allowance.

You will not generally be assessed for U.K. income tax on the discount or interest on the note. If you are, you may be able to make a claim under an appropriate tax treaty for an exemption from, or a reduction of, any U.K. tax liability that would otherwise arise.

Original Issue Discount. Original issue discount is not subject to withholding for U.K. income tax.

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

There is no U.K. withholding tax on dividends. A shareholder resident for U.K. tax purposes in the United Kingdom who receives a dividend from us may generally claim a tax credit in an amount equal to one-ninth of the dividend. The 1975 Treaty, if it is still applicable by virtue of any election made under the Treaty, provides for you to claim a similar tax credit, but also provides for a deduction to be withheld from it of an amount equal to 15% of the aggregate of the dividend and of the credit; the deduction so withheld accordingly eliminates your tax credit claim.

Under the Treaty, U.S. holders are no longer entitled to a payment in respect of any U.K. tax credit received, nor are dividends subject to a notional U.K. withholding tax.

Disposition of the Ordinary Shares or ADSs. You will not be liable for U.K. tax on gains realised on the sale or other disposal of your Ordinary Shares or ADSs.

Inheritance and Gift Taxes
If you are an individual domiciled in the U.S. for the purposes of the U.S.-U.K. estate tax treaty and you are not a national of the U.K. for the purposes of the U.S.-U.K. estate tax treaty, you will generally not be subject to U.K. inheritance tax in respect of the instruments on your death or upon a gift of any of the instruments during your lifetime provided that you have paid any applicable U.S. federal gift or estate tax liability. If you have placed any instruments you acquired in a trust when you were a U.S. holder, those instruments will generally not be subject to U.K. inheritance tax if, at the time you placed them in a trust, you were domiciled in the U.S. and you were not a U.K. national. In the exceptional case where you are subject to both U.K. inheritance tax and U.S. federal gift or estate tax with respect to any of the instruments you hold or previously acquired, the U.S.-U.K. estate tax treaty generally provides that the tax you pay in the U.K. may be credited against federal tax you pay in the U.S. and federal tax you pay in the U.S. may be credited against tax you pay in the U.K. based on priority rules set out in the U.S.-U.K. estate tax treaty.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax is payable on the issue, transfer, conversion or redemption of your senior notes or convertible notes, or on the issue of warrants.

There will generally be a liability to stamp duty on a transfer of warrants, or Ordinary Shares acquired upon exercise of the warrants, at the rate of 0.5 percent of the amount or value of the consideration given for the transfer, rounded up to the nearest L5 where necessary. Stamp duty is normally a liability of the purchaser.

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

Deposit Agreement

No stamp duty reserve tax is chargeable on an agreement for the transfer of an ADR or beneficial ownership of an ADR; and no stamp duty is payable on the acquisition or transfer of an ADS evidenced by an ADR or beneficial ownership of an ADR, provided that any instrument of transfer or written agreement to transfer is not executed in, or at any time brought into, the U.K.

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

For purposes of this summary, the "spot rate" generally means a rate that reflects the fair market rate of exchange available to the public for currency under a spot contract in a free market and involving representative amounts. A spot contract is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If a spot rate cannot be demonstrated in this manner, the IRS has the authority to determine the spot rate.

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

Taxation of the Senior Notes and the Convertible Notes

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

If you are a cash basis holder, the amount you are required to include in income upon receipt of a payment on your senior notes is the U.S. dollar value of the amount received, determined on the basis of the spot rate on the date you receive the payment, regardless of whether the payment is in fact converted into U.S. dollars. You will not recognise exchange gain or loss upon receipt of the interest payment.

If you are required to accrue interest income on a senior note prior to receipt, unless you have made a spot rate convention election described below, then you will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during that year, determined by translating the accrued interest at the average rate of exchange for the period, or partial period if the period spans two taxable years, during which the interest has accrued. The average rate of exchange for an interest accrual period is the simple average of the exchange rates for each business day of that period, or some other average that you have reasonably derived and consistently applied. Upon receipt of an interest payment in foreign currency, you will recognise ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the foreign currency you receive, determined on the basis of the spot rate on the date you receive the payment, and the U.S. dollar value of the interest income that you have previously included in income with respect to that interest payment. Generally, this gain or loss will be treated as ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

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

Interest on the Convertible Notes. For the reasons discussed below, the convertible notes are deemed to have been issued with original issue discount
(OID) for U.S. federal income tax purposes. Accordingly, if you hold a convertible note, then, regardless of whether you are a cash or accrual basis taxpayer, you are required to include in income in each taxable year, in advance of your receipt of cash payments on the convertible notes, that portion of the OID, computed on a constant interest rate basis, attributable to each day of the year during which you held the convertible notes. The amounts of OID are determined in the foreign currency in which the notes are denominated and are then translated into U.S. dollars. The OID generally is treated as foreign source passive income or financial services income for U.S. foreign tax credit purposes.

The amount of OID with respect to each convertible note is equal to the excess of its stated redemption price at maturity over its issue price. The issue price for a convertible note is equal to the offering price to the public, not including any bond house, broker or similar person or organisation acting in the capacity of an underwriter, placement agent or wholesaler, at which a substantial number of the convertible notes is sold, which in the case of the July 1998 offering of convertible notes was 1,000DM, and in each of the March 1999, December 1999 and March 2000 offerings was (euro)1,000.

The stated redemption price at maturity of each convertible note includes all payments to be made in respect of the note, other than payments of qualified stated interest. Qualified stated interest is interest that is unconditionally payable in cash or property, except additional debt of the debtor, at least annually at a single fixed rate. Convertible notes pay interest annually at a stated percentage of the issue price, followed by a receipt of a redemption price higher than the issue price. The convertible notes' stated interest constitutes qualified stated interest, and thus their stated redemption price at maturity consists only of the redemption price.

Taxation of OID. If you hold a debt instrument issued with OID, in each taxable year you are required to include in gross income for federal income tax purposes an amount equal to the sum of the daily portions of the OID for all days during the taxable year on which you hold the debt instrument, including the purchase date but excluding the disposition date. The daily portions of OID required to be included in your gross income in a taxable year are determined on a constant interest rate basis by allocating to each day during the taxable year on which you hold the debt instrument a pro rata portion of the OID on the debt instrument which is attributable to the accrual period in which that day is included. The amount of the OID on your convertible note attributable to each accrual period is the product of its adjusted issue price at the beginning of the accrual period multiplied by its yield to maturity, less any qualified stated interest for that accrual period. Your convertible note's yield to maturity is that discount rate which, when used in computing the present value of all principal and stated interest payments to be made on a convertible note, produces an amount equal to its issue price. The adjusted issue price of your convertible note at the beginning of an accrual period is its issue price plus the aggregate amount of OID that accrued in all prior accrual periods, determined without regard to the rules described below concerning acquisition premium and bond premium, less any cash payments you receive on the convertible note other than qualified stated interest.

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

Election to Treat all Interest as OID. If you hold a convertible note or a senior note, then you may be eligible to elect to include in gross income for U.S. federal income tax purposes all interest that accrues on the convertible note or the senior note by accruing daily portions of interest on a constant interest rate basis as described above. For purposes of the election, interest includes stated and unstated interest, acquisition discount, OID, de minimis OID, market discount and de minimis market discount, as adjusted by any amortisable bond premium or acquisition premium. If you make this election in respect of a convertible note or a senior note with market discount or bond premium, you will be deemed to have made an election to currently include market discount in income or to amortise bond premium, as the case may be. You should consult your tax advisor regarding this election.

Acquisition Premium. If you acquire a convertible note and immediately after acquisition your income tax basis in the note, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest,
     o    exceeds the convertible note's adjusted issue price, but
     o is less than or equal to the sum of all amounts that are still payable on the convertible note after the acquisition date, other than any qualified stated interest,

then the excess over adjusted issue price is acquisition premium. The daily portion of the OID that you are required to include in income will be reduced by an amount equal to the OID multiplied by the fraction obtained by taking the acquisition premium and dividing it by the amount of OID for the period remaining after your purchase to the maturity date of the convertible note. As with the OID itself, the amount of acquisition premium is determined in the foreign currency in which the note is denominated.

Market Discount. Generally, the market discount rules discussed below will not apply to the senior notes or convertible notes that you acquire in an original issuance of these notes. However, you can acquire a note at market discount if you acquire a note and immediately after acquisition your income tax basis in the note, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest,
     o is less than its stated principal amount, in the case of a senior note, or
     o is less than its revised issue price, as defined below, in the case of a convertible note.

For federal income tax purposes you will not be treated as having purchased a note with market discount if the amount of market discount is less than a de minimis threshold amount.

The revised issue price of a convertible note generally equals the sum of its issue price, plus the total amount of OID includible in the gross income of all holders for periods before you acquired the convertible note, without regard to any reduction in that income resulting from acquisition premium or amortisable bond premium, and minus any cash payments on the note in those periods other than qualified stated interest.

Under the market discount rules, you must treat any gain on the sale, exchange, redemption, or other taxable disposition of a senior note or convertible note, or any appreciation in a note in the case of a nontaxable disposition such as a gift, as ordinary income to the extent that market discount has accrued on the note. You are also generally required to defer, until the maturity of the note or earlier taxable disposition, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the senior note or convertible note. The senior notes and the convertible notes provide that they may be redeemed, in whole or in part, before maturity. If some or all of the senior notes or convertible notes are redeemed and you have acquired those notes with market discount, then you will be required to treat the principal payment as ordinary income to the extent of accrued market discount on all of your senior notes or convertible notes.

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

In the case of a debt instrument denominated in a foreign currency, such as the senior notes and the convertible notes, market discount is computed in the applicable foreign currency. If you do not elect current inclusion of market discount, accrued market discount is translated into U.S. dollars at the spot rate on the date of payment or disposition. No part of this accrued market discount is treated as exchange gain or loss. If you elect current inclusion of market discount, the amount of market discount currently includible in income for a taxable year is the U.S. dollar value of the market discount that has accrued during the year, determined by translating the accrued market discount at the average rate of exchange for the accrual period or periods, including, if applicable, the two partial periods in the case of an accrual period that straddles your taxable year. Accordingly, you will recognise exchange gain or loss with respect to this accrued market discount under the same rules that apply to accrued interest you receive on a senior note or convertible note if you are on the accrual basis or to OID you receive on a convertible note.

Amortisable Bond Premium. If you acquire a senior note and immediately after acquisition your income tax basis in the note, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest, exceeds its stated principal amount, then you will be considered to have acquired the senior note with bond premium in an amount equal to that excess. You generally may elect to amortise bond premium over the remaining term of the senior note on a constant interest rate method, and the amount amortised in any year will be treated as a reduction of your interest income from the note for that year. If the bond premium amortisation would be lower if calculated based on an earlier optional redemption date and price than the amount of amortisation calculated through that date based on the note's maturity date and its stated principal amount, then you must calculate the amount and timing of the bond premium amortisation deductions assuming that the senior note will be redeemed on that earlier date at the optional redemption price. You may generally recalculate your bond premium amortisation amount and schedule of deductions to the extent your note is not actually redeemed on the optional redemption date. If you elect to amortise bond premium, you must reduce your tax basis in the related senior note by the aggregate amount of bond premium amortised. If you do not elect to amortise bond premium, then the bond premium on your note will decrease the gain or increase the loss that you otherwise recognise on a disposition of that note. Any election to amortise bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies and that you thereafter acquire. You may not revoke an election to amortise bond premium without the consent of the IRS. You should consult with your tax advisor regarding this election.

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

With respect to a convertible note, if you acquire the note with amortisable bond premium, then you are not required to include any amounts of OID in income with respect to the note because there is no discount between your cost basis and the note's stated redemption price at maturity.

With respect to your senior notes and convertible notes, amortisable bond premium is calculated in the currency in which the note is denominated. The amortisation deduction calculated reduces the interest income received so that the net amount of interest less the amortisation deduction in the applicable foreign currency is the amount translated into U.S. dollars and reported in your gross income. You will recognise ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the amortisation deduction at the time of the deduction and the U.S. dollar value of that portion of the bond premium upon acquisition of the note. This gain or loss generally will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise. Each reduction of your interest income by amortisable bond premium also reduces your income tax basis in the note by the U.S. dollar value of that portion of amortisable bond premium as of your acquisition of the note.

Additional Amounts. If you receive any additional amounts with respect to your senior notes or convertible notes, those payments will be taxed as ordinary income in accordance with your method of accounting. U.K. withholding tax, if any, imposed on payments you receive on your senior notes or convertible notes will generally be treated as foreign tax eligible for credit against your U.S. federal income tax. For foreign tax credit purposes, additional amounts should generally be treated as foreign source passive income, or, in the case of some holders, financial services income.

Disposition. In general, you will recognise gain or loss upon the sale, exchange, redemption or other taxable disposition of a senior note or a convertible note equal to your amount realised in the disposition less your adjusted income tax basis in the note. Your amount realised is the amount of cash and the fair market value of property received, or the U.S. dollar value at the spot rate on the date of the disposition of the amount realised in foreign currency, less any amount attributable to accrued qualified stated interest, which will be taxed as interest in the manner described above. Your adjusted income tax basis in a note will generally be equal to:
     o your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest,
     o plus any amounts of OID that you include in your gross income through the day preceding the day of disposition,
     o plus the accrual of market discount, if any, that you elect to include in gross income on a current basis,
     o minus the amount of any cash payments you receive on the note other than qualified stated interest and
     o minus any reductions in income tax basis related to amortisable bond premium if you elect to deduct it on a current basis.

If you hold a senior note or a convertible note purchased with foreign currency, your adjusted income tax basis will be determined by translating the purchase price, excluding any amounts paid for prior accrued qualified stated interest, at the spot rate on the date of purchase.

Gain or loss recognised upon the sale, exchange, redemption or other taxable disposition of a senior note or convertible note will generally be capital gain or loss. The gain or loss will be ordinary and not capital to the extent of any gain or loss attributable to changes in exchange rates, described in the next paragraph, and any gain attributable to any market discount. If you are an individual, then your net capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% if you have held the senior note or convertible note more than one year on the date you sell or dispose of the note; this maximum rate of 20% has been reduced to 15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2008. Ordinary or capital gain will generally be treated as U.S. source income for U.S. foreign tax credit purposes. You should consult your tax advisor regarding the source of loss recognised on the sale, exchange, redemption or other taxable disposition of a note.

Gain or loss that you realise on the sale, exchange, redemption or other taxable disposition of a senior note or convertible note attributable to changes in exchange rates will be treated as ordinary income or loss and generally will not be treated as interest income or expense except as any IRS administrative pronouncements provide otherwise. However, this ordinary gain or loss is only included in gross income to the extent of your total gain or loss on the sale, exchange, redemption or other taxable disposition.

Your income tax basis in purchased foreign currency generally will be its U.S. dollar value at the spot rate on the date of purchase. Your income tax basis in foreign currency received on the sale, exchange or retirement of a senior note or convertible note will be the foreign currency's U.S. dollar value at the spot rate at the time the foreign currency is received. The amount of gain or loss you will recognise on a sale, exchange or other disposition of foreign currency will be equal to the difference between the number of U.S. dollars received, the U.S. dollar value at the spot rate of the foreign currency received, or the fair market value in U.S. dollars of the property received, as the case may be, and your income tax basis in the disposed of foreign currency. Accordingly, if you purchase a senior note or convertible note with foreign currency, you will recognise gain or loss in an amount equal to the difference, if any, between your tax basis in the foreign currency and the U.S. dollar value at the spot rate of the foreign currency on the date of purchase of the note. Generally, this exchange gain or loss will be ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

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

Tax Treatment of Warrants

Original Issue Price. Each warrant was originally issued as part of a unit comprised of one discount note and one warrant. We redeemed the discount notes in December 2003. For U.S. federal income tax purposes, we allocated the issue price of a unit between the discount note and warrant components based on the relative fair market value of each component to the fair market value of both components taken together as a unit. Under the original issue discount regulations provided by the U.S. Treasury, the issue price of the unit is equal to the offering price to the public, not including any bond house, broker or similar person or organisation acting in the capacity of an underwriter, placement agent or wholesaler, at which a substantial number of the units is sold. Based on this method, we determined that each warrant was originally issued with an issue price of $18.08. This allocation reflects our best judgement as to the relative values of the components at the time of original issuance, but we cannot assure you that the IRS will not challenge our allocation. If the IRS successfully challenges our allocation of the issue price, then the amount of gain or loss on the taxable disposition of your warrants would be different from those resulting under our allocation.

Our determination of the issue price of the warrant is binding on you, unless you disclosed the use of a different issue price on the applicable form attached to your timely filed U.S. federal income tax return for the taxable year that includes your acquisition of a unit. If you intend to use an issue price different from what we determined, you should consult your tax advisor as to the consequences.

Sale or Redemption. You will recognise gain or loss on a sale or other taxable disposition of a warrant in an amount equal to the difference between the amount realised and your income tax basis in the warrant. A sale or other taxable disposition of a warrant will result in a capital gain or loss, and this capital gain or loss will be long-term capital gain or loss if you have held the warrant for more than one year at the time of disposition. If you are an individual, any long-term capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% (15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2008). Gain on disposition of a warrant will generally be treated as U.S. source income. You should consult your tax advisor regarding the source of loss recognised on the sale, exchange, redemption or other taxable disposition of a warrant.

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

Tax Treatment of Ordinary Shares or ADSs

Distributions. A distribution you receive from us with respect to your Ordinary Shares or ADSs will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our available earnings and profits, it will be treated as a nontaxable return of capital to the extent of your adjusted tax basis in the Ordinary Shares or ADSs and thereafter as capital gain. Dividends you receive generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to corporate shareholders under the Internal Revenue Code.

For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after 31 December 2008, qualified dividend income will generally be subject to a maximum U.S. federal income tax rate of 15% if you are a noncorporate U.S. holder. Because our ADSs trade on NASDAQ, any dividends we pay to you during that period should constitute qualified dividend income to you, provided that you meet the minimum holding period requirement, unless we are or become a foreign personal holding company or a passive foreign investment company, which are circumstances described below. You generally will meet the holding period requirement if you held the stock for more than 60 days during the 121 day period that begins 60 days before the ex-dividend date; the ex-dividend date is the first date following the declaration of the dividend on which the buyer of the stock will not receive the next dividend payment.

The amount that you must include in income will be the U.S. dollar value of any distribution we make to you in British pounds sterling or other foreign currency, or other property you receive, on the date of distribution. The U.S. dollar value of a distribution paid in British pounds sterling or other foreign currency will be based on the exchange rate on the date of your receipt, or, in the case of the ADSs, on the date of receipt by the Depositary. For U.S. federal income tax purposes, you will have a basis in any British pounds sterling or other foreign currency you receive equal to the dollar value of that currency on the date of payment. Any gain or loss that you recognise upon a subsequent disposition of these British pounds sterling or other foreign currency will generally be ordinary income or loss and will not be a dividend.

For U.S. federal income tax purposes, dividends we distribute will be income from foreign sources, and will generally be categorised as passive income or, in the case of some holders, as financial services income, for purposes of computing allowable foreign tax credits. In general, you may not claim a foreign tax credit with respect to a category of income in excess of the U.S. federal income tax otherwise payable with respect to that category of income. For purposes of this determination you would be required to adjust the amount of any qualified dividend income we pay to you, while such dividends are subject to the 15% maximum tax rate described above, to account for the difference between the 15% maximum tax rate and ordinary U.S. federal income tax rates. You may carry back any excess foreign taxes to the two preceding tax years and then carry any remaining excess foreign taxes forward five subsequent tax years to reduce your U.S. federal income tax payable on foreign source income in the same category that is not otherwise offset by a foreign tax credit. The consequences of the separate limitation calculation will depend on the nature and sources of your income and the deductions allocable to that income. You should consult with your tax advisor regarding the use of foreign tax credits.

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

Foreign Personal Holding Company

We believe that neither we nor any of our subsidiaries will be classified as a foreign personal holding company under U.S. federal income tax laws. If we or one of our subsidiaries were so classified, you generally would be required to include in income as a dividend each year your proportionate share of our or our subsidiary's undistributed foreign personal holding company income. We or one of our subsidiaries will be classified as a foreign personal holding company if Ordinary Shares or ADSs representing more than 50% of the total voting power of all classes of our stock entitled to vote, or more than 50% of the total value of our stock:
     o are owned, directly or indirectly, by five or fewer U.S. citizen or resident individuals, taking into account applicable constructive ownership rules, and
     o at least 60% of our gross income or the gross income of one of our subsidiaries consists of foreign personal holding company income.

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

Our principal subsidiaries and affiliates that are conducting business operations in the U.K., Germany, France, Austria, the Netherlands, Sweden, Norway, Ireland, Portugal, Finland, and India, as well as intervening holding companies, are classified as branches for U.S. federal income tax purposes. We will thus be treated for U.S. federal income tax purposes as directly recognising 100% of the income of these principal U.K., German, French, Austrian, Dutch, Swedish, Norwegian, Irish, Portuguese, Finnish, and Indian operating entities, which income we believe has consisted and will predominantly consist of active business income. Accordingly, we believe that we will fail to meet the foreign personal holding company income requirement, and so we will not be treated as a foreign personal holding company for U.S. federal income tax purposes.

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

Passive Foreign Investment Company

Summary

Special U.S. federal income tax rules apply to U.S. holders that own shares of a passive foreign investment company, commonly known by its acronym, PFIC. We believe that we might have become a PFIC in 2002. We believe there is a low probability we could have become a PFIC in 2003, and we do not believe we will become a PFIC under our current financial circumstances. We do not believe we became a PFIC in any period prior to 2002. If we are classified as a PFIC during your holding period in our Ordinary Shares, ADSs, warrants, or convertible notes, then you could be subject to additional taxes and an interest charge. This adverse consequence of becoming a PFIC could be reduced provided you elect one of two alternative tax regimes as described below and we agree to provide the required financial information. However, holders of our warrants and convertible notes are limited in their ability to elect the two alternative tax regimes.

The PFIC rules are particularly complex and we suggest that you consult your tax advisor regarding the PFIC rules and their U.S. tax consequences to holders of Ordinary Shares, ADSs, warrants and convertible notes.

Discussion

We will be considered a PFIC for any taxable year in which 75% or more of our gross income is passive income or in which 50% or more of the average value of our assets is attributable to what are considered passive assets. Passive income generally consists of interest, dividends, rents, and royalties. Passive assets are assets that produce passive income or that we hold for the production of passive income. The asset test is applied by determining the percentage of passive assets for each quarter of our tax year and then averaging those percentages. Our tax year is the calendar year. While the U.S. holder ultimately makes the determination concerning our PFIC status, legislative history to the PFIC rules indicates that determining whether we are a PFIC under the asset test can generally be done by assuming that the value of our assets equals the market capitalisation of our equity plus the value of our liabilities. However, there are no regulations or other guidance from the IRS on the subject, and we cannot provide any assurance that the IRS will not challenge this method.

We believe we were at risk of having become a PFIC in 2002 because the average percentage of our passive assets (cash and short-term investments) might have equaled or exceeded 50% of the value of all of our assets. If we use the general method described above and value our traded debt at its market price, we believe the average percentage of passive assets would have exceeded 50% and therefore we would have become a PFIC during 2002. However, if our assets were properly valued by considering the company's indebtedness at its book value, we believe we would not have become a PFIC during 2002. Neither U.S. Treasury regulations nor the PFIC statute's legislative history establishes a method of valuing traded debt for this purpose. As a result of increases in our market capitalisation in 2003, we think there is little risk that we became a PFIC during 2003.

Whether or not we have been or will be a PFIC is a factual determination that must be made separately for each calendar year, and we cannot guarantee that the IRS will agree with our methodology for ascertaining PFIC status or with our ultimate determination. In addition, the calculation to determine whether we are classified as a PFIC for the calendar year cannot be made until after the close of the year, when the financial information for the year ended December 31 has been finalised. Also, we cannot provide any assurance that the applicable tax law or other relevant circumstances will not change in a manner which affects our PFIC status determinations, and such changes could be retroactively effective.

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

Under the default regime's special tax calculation, you must prorate your gain over every day of your holding period for the disposed Ordinary Shares or ADSs. Then you must sum the daily portions of prorated gain for each of your taxable years during the holding period. Amounts allocated to the year of disposition and to years prior to the first year in which we became a PFIC would then be taxed as ordinary income in the year of your disposition. For amounts allocated to years prior to the year of disposition and during or after the year we first became a PFIC, the gain would not be taxable as income received in the year of disposition. Instead, you would be required to apply the highest ordinary income tax rate possibly applicable to you in that earlier year to the amount of gain allocated to that year, and then you would accrue interest on that tax amount as if it were an item of unpaid income tax from that prior year. You would then add the tax and interest charge for each of the affected, earlier years to the rest of your income tax for the year of disposition. The interest charge relates to a debt to pay U.S. federal income tax, so if you are not a corporation, your interest expense would be personal interest expense, and not deductible for U.S. federal income tax purposes. This special tax regime also applies to distributions you receive from us with respect to Ordinary Shares or ADSs that exceed a formula threshold amount, but we do not discuss those rules in any detail here because at this time we do not anticipate making any such distributions.

If we become a PFIC during your holding period in our Ordinary Shares, ADSs, warrants, or convertible notes, then under the default tax regime you would be required to continue to treat us as a PFIC even if in a later tax year we no longer met the asset or income test that originally made us a PFIC. To terminate the effect of the default tax regime if we cease to be a PFIC, it would be necessary for you to elect to recognise gain as of the last day of the last year in which we were still a PFIC.

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

Qualified Electing Fund Election. If we are a PFIC, then with our cooperation you can elect, generally with your timely filed income tax return, to treat your investment in our Ordinary Shares or ADSs as an investment in a qualified electing fund, commonly referred to as a QEF, for the year of your election and for all subsequent years. Under a QEF election you must for each of your taxable years report as gross income your pro rata share of our net capital gain (which is the excess of net long-term capital gain over any net short-term capital loss), but not more than our earnings and profits, for our taxable year that ends within or with your taxable year. If our earnings and profits for that taxable year exceed net capital gain, you must also report as gross income your pro rata share of earnings and profits for the year less any net capital gain. You would report any net capital gain as long-term capital gain and any earnings and profits in excess of net capital gain as ordinary income. If we do not have earnings and profits in a year that we are a PFIC, a U.S. holder who has made a timely QEF election would not be required to include any amount in income. If it appears that we will be classified as a PFIC for the year, we will, upon request, provide the annual information statement and provide access to and copies of our financial records in order to establish that we have properly calculated your pro rata shares of ordinary earnings and net capital gain in accordance with U.S. federal income tax principles. You would generally increase your income tax basis in your Ordinary Shares or ADSs by the amounts required to be included in income under the QEF election. A QEF election would remain effective even if we ceased to be a PFIC and then became a PFIC again in a later tax year, although the QEF inclusion rules would not apply for any year in which we were not a PFIC. Once you make a QEF election you can revoke it only with the consent of the IRS.

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

If you made a timely QEF election with respect to either the first year in which you acquired our Ordinary Shares or ADSs or the first year in which we became a PFIC, then the default tax regime for PFICs discussed above would not apply to a disposition of your Ordinary Shares or ADSs. If for any portion of your holding period we were a PFIC but your QEF election was not yet effective, then the default regime would still apply to any dispositions, and to any distributions, all as discussed above. In addition, you would still be required to treat us as a PFIC in years in which we did not qualify as a PFIC under the income and asset tests, whereas a QEF election would otherwise relieve you from having to treat us as a PFIC for years in which we did not meet those tests. If you make a QEF election for a taxable year which is not the first year of your holding period and we became a PFIC before the year for which you make this election, then to avoid the default tax regime in the future, you generally must report any gain you have in Ordinary Shares or ADSs under the default tax regime as if you had sold them for their fair market value on the first day of the first year in which your QEF election becomes effective.

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

Under the mark to market election, you would compare the value of your Ordinary Shares or ADSs at the end of your tax year to your adjusted tax basis in the Ordinary Shares or ADSs. If the fair market value exceeds basis, you must include the excess as ordinary income on your U.S. federal income tax return for that year, regardless of whether you received any distributions on or disposed of your Ordinary Shares or ADSs. In addition, if you actually sell or otherwise dispose of your stock during the year, any gain you realise is taxable as ordinary income. "Disposition" for this purpose might include a gift, a transfer by reason of death, or a pledge of the Ordinary Shares or ADSs, and you should consult your tax advisor about whether you have disposed of our Ordinary Shares or ADSs for this purpose. If your tax basis exceeds the value, then you can report that loss as an ordinary loss on your federal income tax return, but only to the extent of any cumulative mark to market gains (net of allowed mark to market losses) reported in prior tax years under this election. Your tax basis in your Ordinary Shares or ADSs is increased by the amount of gain you must report and reduced by losses allowed under this election. Special rules apply if you were to recognise gain or loss on Ordinary Shares or ADSs you own indirectly or if you became a U.S. holder in the year in which you make the election. Your gain or loss allowed would be sourced as U.S. or foreign source income as if you had actually sold your Ordinary Shares or ADSs. By electing to mark your Ordinary Shares or ADSs to market, you would avoid being taxed under the default tax regime for PFICs upon an actual disposition of the Ordinary Shares or ADSs or for any distributions received on them, except as discussed below.

You would make the mark to market election with your U.S. federal income tax return for the first year you desire it to apply to your Ordinary Shares or ADSs. The election would apply to that year and to all subsequent tax years while you hold our Ordinary Shares or ADSs, until the earlier of the year in which our Ordinary Shares and ADSs cease to be marketable stock or the year for which you request to revoke the election, which requires the consent of the IRS. Special rules apply if you make this election for a tax year which is not the first year of your holding period.

Backup Withholding and Information Reporting

If you hold a senior note, convertible note, warrant, Ordinary Share or ADS, payments to you of interest, OID, dividends, or gross proceeds from dispositions may be subject to information reporting to the IRS and to possible backup withholding of U.S. federal income tax, currently at a 28% rate. However, you will not be subject to backup withholding if you properly execute, under penalties of perjury, an IRS Form W-9 or a substantially similar form in which you provide your correct taxpayer identification number, certify that it is correct, certify that you are a U.S. person, and certify as to one of the following conditions: (1) you are not subject to backup withholding because you are a corporation or come within another enumerated exempt category, (2) you have not been notified by the IRS that you are subject to backup withholding, or (3) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or a substantially similar form, you may be subject to penalties imposed by the IRS. Unless you have established on a properly executed IRS Form W-9 or a substantially similar form that you are a corporation or come within another enumerated exempt category, interest, OID, dividends and other payments paid to you during the taxable year, and the amount of tax withheld, if any, will be reported to you and to the IRS.

Amounts withheld under backup withholding generally may be refunded or credited against your U.S. federal income tax liability, provided you furnish the required information to the IRS. You should be exempt from backup withholding with respect to cash payments in respect of OID, interest, dividends or the gross proceeds from the disposition of any instruments you hold if, for example, you are a corporation or financial institution. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining that exemption.

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

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We operate a centralised treasury function, the prime objective of which is to optimise the return on our cash balances and to manage our working capital requirements. In addition to liquidity risks, the principal financial risks to which we are exposed arise from volatility in foreign currency exchange rates and interest rates. Our Board regularly reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity Risk

We have financed our operations through a mixture of issued share capital and long term convertible and non-convertible debt. The proceeds from these issues are invested in marketable government securities or placed on short-term deposit prior to being invested in our operating companies to fund operations. In addition to the financial instruments issued to finance our operations, we hold other financial instruments in the normal course of business such as instruments representing trade debt and trade credit.

Other than as discussed below, we do not use, and have no current intention to use, any other derivative financial instruments.

Foreign currency risk

We are exposed to fluctuations in foreign currencies as our revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, our strategy is to raise financing in a combination of British pounds and Euro denominated instruments to the extent possible in proportion to our existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

In addition to the financing raised in British pounds and Euros, we were exposed to currency fluctuations between British pounds and the U.S. dollar on relative balances of outstanding senior discount notes and U.S. dollar denominated cash and liquid resources during 2003 but on 22 December 2003 redeemed all of the outstanding U.S. 6% 2006 dollar senior discount notes.

From time to time, we have entered into forward contracts to purchase foreign currencies to fund a portion of our capital expenditure in those currencies. At 31 December 2003, no such contracts were outstanding.

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

Sensitivity Analysis

As a result of the procedures we have implemented to manage foreign currency exchange and interest rate risk as described above, a 10% change in the value of British pounds relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately L50.1 million. A 10% change in interest rates across all maturities would lead to a corresponding change in our earnings of approximately L6.2 million based on the interest bearing assets and liabilities held during 2003.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

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

Item 16A. Audit committee financial expert

The Board has determined that at least one audit committee financial expert serves on our Audit Committee. The named audit committee financial expert is Hans Eggerstedt.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct that applies to the President and Chief Executive Officer, to the Chief Financial Officer and to our principal accounting officer. We expect to extend the code to apply to all employees of the group by the end of July 2004.

The Code of Business Conduct is available free of charge by writing to the Corporate Secretary, COLT Telecom Group plc, Beaufort House, 15 St. Botolph's Street, London, EC3A 7QN, England.

Item 16C. Principal Accountant Fees and Services

The remuneration paid to our auditors during the previous two fiscal years ending 31 December was:

                                          2002              2003
                                          L'000            L'000
                                          -----            -----
      Audit Fees                           878               920
      Audit-Related Fees (1)               123                88
      Tax Fees (2)                         476               854
      All Other Fees (3)                   537                40

    (1) These are services that are outside the agreed scope of the statutory audit but are consistent with the role of auditor and include the statutory audits of our non-UK subsidiaries and services performed in connection with the preparation of this report.
    (2) These are tax based services that the auditors are best placed to provide and include advice on tax return preparation, tax compliance and tax planning.
    (3) These are services undertaken that do not fall into the categories above and which do not impair the independence of the auditor and include advice on International Accounting Standards and the Sarbanes-Oxley Act. In 2002,(pound)520,000 of the fees were in relation to Highberry Limited's (a hedge fund) unsuccessful petition to appoint an administrator.

Our audit committee has established policies and procedures which are intended to control the services provided by our auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by our auditors unless the engagement is specifically approved by our audit committee or the services are included within a category which has been pre approved by our audit committee. The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre approved. Management is required to notify the audit committee of the nature and value of pre approved services undertaken.

Our audit committee will not approve engagements relating to, or pre approve categories of, non-audit services to be provided by our auditors (i) if such services are of a type the performance of which would cause our auditors to cease to be independent within the meaning of applicable SEC or Nasdaq rules, and (ii) without consideration, among other things, of whether our auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

                                    PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The Financial Statements described below are set forth on pages F-1 through F-51 of this report and are incorporated herein by reference.

Index to Financial Statements                                             Page
-----------------------------                                             ----
Report of Independent Accountants                                          F-1

Group Profit and Loss Account                                              F-2
Group Statement of Total Recognised Gains and Losses                       F-3
Group Reconciliation of Changes in Equity Shareholders' Funds              F-3
Group Cash Flow Statement                                                  F-4
Group Balance Sheet                                                        F-5
Note 1   Basis of Presentation and Principal Accounting Policies           F-6
Note 2   Segmental Analysis                                                F-8
Note 3   Loss on Ordinary Activities Before Taxation                      F-12
Note 4   Directors' Emoluments                                            F-13
Note 5   Employee Information                                             F-14
Note 6   Interest Payable and Similar Charges                             F-15
Note 7   Exceptional Items                                                F-16
Note 8   Taxation                                                         F-17
Note 9   Loss per Share                                                   F-18
Note 10  Intangible Fixed Assets                                          F-19
Note 11  Tangible Fixed Assets                                            F-20
Note 12  Debtors - Amounts falling due within one year                    F-22
Note 13  Capital and Reserves                                             F-23
         Reserves                                                         F-23
Note 14  Creditors - Amounts falling due within one year                  F-27
Note 15  Creditors - Amounts falling due after more than one year         F-28
Note 16  Provisions for liabilities and charges                           F-31
Note 17  Cash Flow Reconciliations                                        F-32
Note 18  Analysis of Net Debt                                             F-33
Note 19  Capital Commitments                                              F-34
Note 20  Financial Commitments                                            F-34
Note 21  Financial Instruments                                            F-35
Note 22  Pension Arrangements                                             F-38
Note 23  Transactions with Related Entities                               F-38
Note 24  Company Balance Sheet                                            F-39
Note 25  Summary of differences between U.K. Generally Accepted
         Accounting Principles ("GAAP") and U.S. GAAP
                                                                          F-42
Note 26  Subsidiary Undertakings                                          F-49
2003 Operating Statistics (Unaudited)                                     F-50
2003 Quarterly Group Financial Results (Unaudited)                        F-51
Five Year Summary                                                         F-52

Financial Statements Schedules

Schedule II - Valuation and Qualifying Accounts

L'000                                                Balance at                                                    Balance at
                                                   beginning of      Charged to costs                                  end of
Description                                              period          and expenses           Deduction*             period
-----------                                        ------------      ----------------           ----------         ----------
Allowance for doubtful debts
2003                                                   43,883                5,052              (5,549)              43,386
2002                                                   22,884               22,464              (1,465)              43,883
2001                                                   11,558               12,222                (896)              22,884

Deferred tax valuation allowance
2003                                                  373,599              124,044                    -             497,643
2002                                                  206,528              167,071                    -             373,599
2001                                                  101,514              105,014                    -             206,528

  * Amounts written off as uncollectable, net of recoveries

Item 19. Exhibits

Exhibit
Number   Exhibit
------   -------

1.1 Memorandum of Association (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1996.)
1.2 Articles of Association, as amended (Incorporated by reference to the Company's Annual report on Form 20-F for the year ended December 31,
         2002)
2.1 Indenture, dated November 26, 1997, relating to the L50,000,000 10 1/8% Senior Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1997.)
2.2 Indenture, dated November 26, 1997, relating to the DM150,000,000 8 7/8% Senior Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1997.)
2.3 Indenture, dated July 28, 1998, relating to the DM600,000,000 7.625% Senior Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.4 Indenture, dated August 6, 1998, relating to the DM600,000,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.5 Indenture, dated March 29, 2003, relating to the (euro)295,000,000 Senior Convertible Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.6 Indenture, dated December 16, 1999, relating to the (euro)368,000,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.)
2.7 Indenture, dated December 16, 1999, relating to the(euro)320,000,000 7.625% Senior Notes including the Form of Note (Incorporated by reference to the Company's Registration Statement on Form F-4 filed April 26, 2000.)
2.8 Indenture, dated April 3, 1999, relating to the(euro)402,500,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.)

Exhibit
Number   Exhibit
------   -------

2.9 Deposit Agreement, dated November 26, 1997, relating to the L50,000,000 10 1/8% Senior Notes and the DM150,000,000 8 7/8% Senior Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1997.)
2.10 Deposit Agreement, dated December 17, 1996, including Form of American Depository Receipt (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1996.)
2.11 Deposit Agreement, dated July 28, 1998, relating to the DM600,000,000 7.625% Senior Notes and DM600,000,000 2% Senior Convertible Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.12     Deposit Agreement, dated March 29, 2003, relating to the
         (euro)295,000,000 Senior Convertible Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.13     Deposit Agreement, dated December 16, 1999, relating to the
         (euro)368,000,000 2% Senior Convertible Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.)
2.14     Deposit Agreement, dated December 16, 1999, relating to the
         (euro)320,000,000 7.625% Senior Notes (Incorporated by reference to the Company's Registration Statement on Form F-4 filed April 26, 2000.)
2.15     Deposit Agreement, dated April 3, 2000, relating to the
         (euro)402,500,000 2% Senior Convertible Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.)
4.1 Registration Rights Agreement, dated as of December 12, 2001, by and among COLT Telecom Group plc and the Investors named therein (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.)
4.2 The COLT Performance Share Plan* (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002.)
4.3 The COLT Deferred Bonus Plan* (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002.)
8.1      List of Subsidiaries (Filed herewith.)
11.1     Code of Business Ethics (Filed herewith.)
12.1 Certification Required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
12.2 Certification Required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
13.1 Certification required by 18 U.S.C. Sec. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) (Furnished herewith.)
14.1     Consent of PricewaterhouseCoopers LLP (Filed herewith.)

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

COLT Telecom Group plc
(Registrant)





By: /s/ Jane Forrest
    -----------------------------
    Jane Forrest
    Company Secretary

Dated: 30 April 2004

Report of Independent Accountants

                                                      PricewaterhouseCoopers LLP
                                                              1 Embankment Place
                                                                          London
                                                                         England

To the Directors and Shareholders of COLT Telecom Group plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses, consolidated statements of cash flows, consolidated reconciliations of changes in equity shareholders' funds and the related notes listed in the index appearing under Item 18 on page 93, present fairly, in all material respects, the financial position of COLT Telecom Group plc and its subsidiaries at 31 December 2003 and 31 December 2004, and the results of their operations and their cash flows for the three years ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom. In addition, in our opinion, the financial statement schedules appearing under
Item 18 on page 93 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the loss for the period for each of the three years in the period ended 31 December 2003 and the determination of equity shareholders' funds at 31 December 2003 and 2002 to the extent summarized in Note 25 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
England

24 February 2004

20-F 2004 Financial Statements         -F 1-

Group Profit and Loss Account

                                                            2001         2001         2001          2002         2002        2002
                                                          Before                     After       Before                    After
                                                     Exceptional  Exceptional Exceptional    Exceptional  Exceptional Exceptional
                                                           Items        Items        Items         Items        Items       Items
                                           Notes           L'000        L'000        L'000         L'000        L'000       L'000
                                         --------       --------     --------     --------      --------     --------    --------
Turnover                                     2           905,687           --      905,687     1,027,258           --   1,027,258

Cost of sales
   Interconnect and network                             (642,524)     (62,382)    (704,906)     (713,615)     (18,320)   (731,935)
   Network depreciation                                 (163,393)     (73,371)    (236,764)     (212,009)    (508,000)   (720,009)
                                                        --------     --------     --------      --------     --------    --------
                                                        (805,917)    (135,753)    (941,670)     (925,624)    (526,320) (1,451,944)
                                                        --------     --------     --------      --------     --------    --------
Gross profit (loss)                                       99,770     (135,753)     (35,983)      101,634     (526,320)   (424,686)

Operating expenses
   Selling, general and administrative                  (237,111)     (27,870)    (264,981)     (242,095)     (18,934)   (261,029)
   Other depreciation and amortisation                   (47,012)     (11,955)     (58,967)      (49,879)     (43,000)    (92,879)
                                                        --------     --------     --------      --------     --------    --------
                                                        (284,123)     (39,825)    (323,948)     (291,974)     (61,934)   (353,908)
                                                        --------     --------     --------      --------     --------    --------
Operating loss                                          (184,353)    (175,578)    (359,931)     (190,340)    (588,254)   (778,594)

Other income (expense)
   Interest receivable                                    60,727           --       60,727        38,108           --      38,108
   Gain on purchase of debt                  7                --       58,774       58,774            --      101,668     101,668
   Amounts written off investment
      in own shares                          7                --       (2,757)      (2,757)           --         (409)       (409)
   Interest payable and similar charges      6          (111,952)          --     (111,952)      (96,300)          --     (96,300)
   Exchange gain                                          (5,230)          --       (5,230)       12,401        4,844      17,245
                                                        --------     --------     --------      --------     --------    --------
                                                         (56,455)      56,017         (438)      (45,791)     106,103      60,312
                                                        --------     --------     --------      --------     --------    --------

Profit (loss) on ordinary activities
before taxation                              3          (240,808)    (119,561)    (360,369)     (236,131)    (482,151)   (718,282)
Taxation                                     8                --           --           --            --           --          --
                                                        --------     --------     --------      --------     --------    --------
Profit (loss) for period                                (240,808)    (119,561)    (360,369)     (236,131)    (482,151)   (718,282)
                                                        ========     ========     ========      ========     ========    ========
Basic and diluted profit (loss) per share    9            L(0.32)     L(0.16)       L(0.48)      L(0.16)       L(0.32)     L(0.48)
                                                        ========     ========     ========      ========     ========    ========

                                                                    2003          2003          2003          2003
                                                                  Before                      After         After
                                                             Exceptional   Exceptional   Exceptional   Exceptional
                                                                   Items         Items         Items         Items
                                          Notes                    L'000         L'000         L'000         $'000
                                        --------             -----------   -----------   -----------   -----------
Turnover                                     2                 1,166,318            --     1,166,318     2,080,945

Cost of sales
   Interconnect and network                                     (766,942)           --      (766,942)   (1,368,378)
   Network depreciation                                         (204,417)           --      (204,417)     (364,721)
                                                                --------      --------      --------      --------
                                                                (971,359)           --      (971,359)   (1,733,099)
                                                                --------      --------      --------      --------
Gross profit (loss)                                              194,959            --       194,959       347,846

Operating expenses
   Selling, general and administrative                          (235,928)        2,453      (233,475)     (416,566)
   Other depreciation and amortisation                           (38,531)           --       (38,531)      (68,747)
                                                                --------      --------      --------      --------
                                                                (274,459)        2,453      (272,006)     (485,313)
                                                                --------      --------      --------      --------
Operating loss                                                   (79,500)        2,453       (77,047)     (137,467)

Other income (expense)
   Interest receivable                                            26,718            --        26,718        47,670
   Gain on purchase of debt                  7                        --         7,589         7,589        13,540
   Amounts written off investment
      in own shares                          7                        --            --            --            --
   Interest payable and similar charges      6                   (88,295)           --       (88,295)     (157,536)
   Exchange gain                                                   6,388            --         6,388        11,398
                                                                --------      --------      --------      --------
                                                                 (55,189)        7,589       (47,600)      (84,928)
                                                                --------      --------      --------      --------

Profit (loss) on ordinary activities
before taxation                              3                  (134,689)       10,042      (124,647)     (222,395)
Taxation                                     8                        --            --            --           --
                                                                --------      --------      --------      --------
Profit (loss) for period                                        (134,689)       10,042      (124,647)     (222,395)
                                                                ========      ========      ========      ========
Basic and diluted profit (loss) per share    9                   L(0.09)         L0.01        L(0.08)      $(0.15)
                                                                ========      ========      ========      ========

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above and their historical cost equivalents.
All of the Group's activities are continuing.
Details of exceptional items are provided in note 7.

20-F 2004 Financial Statements         -F 2-

Group Statement of Total Recognised Gains and Losses


                                               Year ended 31 December
                                   ---------------------------------------------
                                    2001        2002        2003        2003
                                    L'000       L'000       L'000       $'000
                                   --------    --------    --------    --------

Loss for period                    (360,369)   (718,282)   (124,647)   (222,395)
Exchange differences                (23,590)     49,030      31,002      55,314
                                   --------    --------    --------    --------
Total recognised losses            (383,959)   (669,252)    (93,645)   (167,081)
                                   ========    ========    ========    ========


Group Reconciliation
of Changes in Equity Shareholders' Funds

                                                              Year ended 31 December
                                              ------------------------------------------------------
                                                  2001          2002           2003          2003
                                                 L'000         L'000          L'000         $'000
                                              -----------   -----------    -----------   -----------
Loss for period                                 (360,369)     (718,282)      (124,647)     (222,395)
Issue of share capital (note 13)                 510,064           170          1,767         3,153
Shares to be issued (note 13)                     (3,565)         (267)          (239)         (426)
Charges related  to share schemes (note 13)          (38)           --             --            --
Exchange differences                             (23,590)       49,030         31,002        55,314
                                              ----------    ----------     ----------    ----------
Net changes in equity shareholders' funds        122,502      (669,349)       (92,117)     (164,354)
Opening equity shareholders' funds             1,501,857     1,624,359        955,010     1,703,929
                                              ----------    ----------     ----------    ----------
Closing equity shareholders' funds             1,624,359       955,010        862,893     1,539,575
                                              ==========    ==========     ==========    ==========

20-F 2004 Financial Statements         -F 3-

Group Cash Flow Statement


                                                                                                Year ended 31 December
                                                                                ----------------------------------------------------
                                                                                   2001          2002           2003          2003
                                                                         Notes     L'000         L'000          L'000         $'000
                                                                         ------ ----------    ----------    ----------    ----------
Net cash inflow from operating activities                                   17     39,682       139,279       147,866       263,823

Returns on investments and servicing of finance
   Interest received                                                               81,020        39,227        26,526        47,328
   Interest paid, finance costs and similar charges                               (54,671)      (71,268)      (63,849)     (113,919)
   Cancellation of forward foreign currency contracts                        7         --         4,844            --            --
                                                                                 --------      --------      --------      --------
Net cash outflow from returns on investments
   and servicing of finance                                                        26,349       (27,197)      (37,323)      (66,591)

Capital expenditure and financial investment
   Purchase of tangible fixed assets                                             (804,251)     (412,115)     (140,973)     (251,524)
                                                                                 --------      --------      --------      --------
Net cash outflow from capital expenditure and financial investment               (804,251)     (412,115)     (140,973)     (251,524)

Acquisitions and disposals
   Sale of subsidiary undertakings                                                 (2,676)           --           912         1,627
Net cash sold with subsidiary undertakings                                           (232)           --        (2,944)       (5,253)
                                                                                 --------      --------      --------      --------
Net cash outflow from acquisitions and disposals                                   (2,908)           --        (2,032)       (3,626)

Management of liquid resources                                              18    330,164       400,390       187,765       335,010

Financing
   Issue of ordinary shares                                                       498,885           110         1,630         2,908
   Purchase of convertible debt                                             18    (59,946)      (55,573)       (9,606)      (17,139)
   Purchase of non-convertible debt                                         18    (24,705)      (41,704)     (134,869)     (240,633)
                                                                                 --------      --------      --------      --------
Net cash outflow from financing                                                   414,234       (97,167)     (142,845)     (254,864)
                                                                                 --------      --------      --------      --------
Increase in cash                                                            18      3,270         3,190        12,458        22,228
                                                                                 ========      ========      ========      ========


20-F 2004 Financial Statements         -F 4-

Group Balance Sheet

                                                                                                    At 31 December
                                                                                ---------------------------------------------------
                                                                                   2002                   2003              2003
                                                          Notes                    L'000                  L'000             $'000
                                                         -------                ----------             ----------        ----------
Fixed assets
    Intangible fixed assets                               10                        10,639                  9,493            16,937
    Tangible fixed assets                                 11                     1,378,809              1,344,285         2,398,473
    Investment in own shares                              13                           206                    195               348
                                                                                ----------             ----------        ----------
Total fixed assets                                                               1,389,654              1,353,973         2,415,758

Current assets
    Trade debtors                                         12                       189,788                199,849           356,571
    Prepaid expenses and other debtors                    12                        74,606                 66,834           119,245
    Investments in liquid resources                       18                       889,590                742,143         1,324,132
    Cash at bank and in hand                              18                        45,292                 60,239           107,478
                                                                                ----------             ----------        ----------
Total current assets                                                             1,199,276              1,069,065         1,907,426
                                                                                ----------             ----------        ----------
Total assets                                                                     2,588,930              2,423,038         4,323,184
                                                                                ==========             ==========        ==========

Capital and reserves                                      13
    Called up share capital                                                         37,688                 37,754            67,361
    Share premium                                                                2,314,335              2,315,904         4,132,036
    Merger reserve                                                                  27,227                 27,359            48,814
    Shares to be issued                                                                454                    215               384
    Profit and loss account                                                     (1,424,694)            (1,518,339)       (2,709,020)
                                                                                ----------             ----------        ----------
Equity shareholders' funds                                                         955,010                862,893         1,539,575

Provisions for liabilities and charges                    16                        87,368                 62,860           112,155

Creditors
    Amounts falling due within one year                   14                       352,653                352,736           629,349
    Amounts falling due after more than one year:         15
       Convertible debt                                                            639,829                700,131         1,249,174
       Non-convertible debt                                                        554,070                444,418           792,931
                                                                                ----------             ----------        ----------
    Total amounts falling due after more than one year                           1,193,899              1,144,549         2,042,105
                                                                                ----------             ----------        ----------
Total creditors                                                                  1,546,552              1,497,285         2,671,454
                                                                                ----------             ----------        ----------
Total liabilities, capital and reserves                                          2,588,930              2,423,038         4,323,184
                                                                                ==========             ==========        ==========

Approved by the Board of Directors on 24 February 2004 and signed on its behalf by:

Barry Bateman, Chairman of the Board of Directors
Steve Akin, President, Chief Executive Officer and Director

20-F 2004 Financial Statements         -F 5-

1. Basis of Presentation and Principal Accounting Policies

COLT Telecom Group plc ("COLT" or the "Company") together with its subsidiaries is referred to as the "Group". The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to 31 December 2003.

Accounting policies

The principal accounting policies, which have been applied consistently for all years, are set out below.

As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the Directors have adapted the prescribed profit and loss format in a manner appropriate to the nature of the Group's business.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2003 and for the year then ended at the rate of $1.7842 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

Basis of accounting

The  financial  statements  have been  prepared in  accordance  with  applicable
Accounting   Standards  in  the  United  Kingdom,   under  the  historical  cost
convention.

The preparation of financial statements requires management to make estimates and assumptions that affect; reported amounts of assets and liabilities, disclosure and valuation of contingent assets and liabilities and the reported amounts of income and expenditure. Estimates are used principally when accounting for provisions for doubtful debts and the lengths of fixed asset lives. These estimates could differ from the actual results.

Turnover

Turnover represents amounts earned for services provided to customers (net of value added tax and inter-company revenue).

Contracted income invoiced in advance for fixed periods is recognised as turnover in the period of actual service provision. Turnover from installation and other up-front set-up activities is recognised in the same period as related costs.

Turnover attributable to infrastructure sales in the form of indefeasible rights-of-use ("IRUs") with characteristics which qualify the transaction as an outright sale, or transfer of title agreements is recognised at the time of delivery and acceptance by the customer. Proceeds from the sale of infrastructure qualify as turnover where the infrastructure was designated as built for resale at the outset and the associated costs of construction have been classified as inventory for future sale. Where the infrastructure was not designated for resale and was classified as tangible fixed assets, the proceeds from these infrastructure sales are recorded net of costs as gains or losses or on the disposals of fixed assets.

Charges to customers attributable to non-telephony services, provided through the Group network where the Group is deemed to be acting as agent, are reported net of the service providers' charges to the Group.

Cost of sales

Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

Operating  leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Goodwill

Goodwill arising on all acquisitions since 1 January 1998 is capitalised in the year in which it arises and is amortised through the profit and loss account on a straight-line basis over its useful economic life.

Goodwill arising on the acquisition of ImagiNet is being amortised over 10 years (see note 10). Goodwill arising on the acquisition of Fitec was fully amortised following an impairment review during 2002.

Goodwill arising on all acquisitions prior to 1 January 1998 remains written off against reserves. This goodwill has been written off as a matter of accounting policy and would be taken to the profit and loss account on disposal of the relevant business.

Tangible fixed assets

Tangible fixed assets are recorded at historical cost. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour which is directly attributable to the cost of construction.

Depreciation is calculated to write off the cost, less estimated residual values of tangible fixed assets, on a straight-line basis over their expected economic lives as follows:

Network infrastructure and equipment                        5%-20% per annum
Office computers, equipment, fixtures
   and fittings and vehicles                               10%-33% per annum

Depreciation of network infrastructure and equipment commences from the date it becomes operational. No depreciation is provided for payments on account and assets under construction.

Impairment

Tangible and intangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value.


20-F 2004 Financial Statements         -F 6-

Investments

The Company's investment in subsidiaries is restated at cost less provision for impairment.

Licences

Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation

Deferred tax is provided on all timing differences which result in an obligation at the balance sheet date, to pay more tax, or a right to pay less tax, at a future date, at rates that are expected to apply when they crystallise, based on current tax rates and laws enacted or substantially enacted at the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets and liabilities are recognised to the extent that it is regarded as more likely than not that they will be recovered in the foreseeable future. Deferred tax is measured on a non-discounted basis.

Property provisions

The group provides for obligations relating to excess leased space in offices and ISCs. The provisions represent the net present value of the future estimated costs and the unwinding of the discount is included within the interest charge for the year.

Finance costs

Costs incurred in raising debt finance are deducted from the amount raised and amortised over the life of the debt facility on a constant yield basis. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

Pension schemes

The Group operates a number of defined contribution pension schemes through its subsidiaries. Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the schemes.

Foreign currencies and derivative financial instruments

Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate. Exchange differences arising from the re-translation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between profit and loss accounts translated at average rates and rates ruling at the period end are taken directly to reserves.

Translation differences on intra-group currency loans and foreign currency borrowings to the extent that they are used to finance or hedge group equity investments in foreign enterprises are taken directly to reserves together with the exchange differences on the carrying value of the related investments.

Forward  exchange  contracts  are deemed hedges only where they relate to actual foreign currency assets and liabilities or commitments which have been identified and where they involve the same, or similar, currency as the hedged transaction and reduce the risk to the Group's operations arising from foreign currency exchange movements. Gains and losses on forward exchange contracts deemed as hedges are deferred and included in the value of the related foreign currency transaction. No other derivative instruments are used by the Group.

All other exchange differences are taken to the profit and loss account.

Liquid resources

Liquid resources include surplus cash which is placed on short term deposit which is disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2003, all of the Group's liquid resources comprised short term money market deposits.

20-F 2004 Financial Statements         -F 7-

2. Segmental Analysis

Factors used to identify reporting segments

The Group operates in a single business segment, telecommunications, and in geographical areas as shown below.

In 2001, the Group reported its segments as UK, Germany, France, South Region and North Region, which reflected the manner in which the Group was managed at the time. In February 2002, the Group announced a new organisational structure consisting of three geographic regions (North, South and Central) and two pan-European businesses, European Network Services and eBusiness. During 2002, a decision was made to integrate eBusiness into each country operation. In 2003 eBusiness ceased to be monitored separately, prior years have been restated on this basis. North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and the U.K. Central Region comprises Austria, Germany and Switzerland and South Region comprises France, Italy, Portugal and Spain. Country activities and local business are managed by local management teams. These local management teams are co-ordinated across the Group through a regional and functional organisational structure.

Products and services within each reportable segment

Turnover from the single business segment is attributed within geographical areas and is classified as Switched, Non-switched, and Other, as shown below. Turnover by destination is not materially different from turnover by origin. Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services and bandwidth services.

Turnover has also been classified by customer type with wholesale turnover comprising services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

Measurement of segment performance

Accounting policies adopted by the single business segment and for each geographical area are described in note 1. Management evaluates performance based upon profit or loss on ordinary activities before taxation and exceptional items.

Segmental analysis for the year ended 31 December 2003:

                                                   North          Central       South      Corporate &
                                                   Region         Region        Region     eliminations           Total
                                                                                                         ------------------------
Turnover                                           L'000          L'000         L'000         L'000         L'000        $'000
                                                 ----------    ----------    ----------    ----------    ----------    ----------
    Switched                                        234,904       360,592       180,336       (73,194)      702,638     1,253,647
    Non-switched                                    182,526       173,935       144,978       (39,035)      462,404       825,021
    Other                                                82           742           584          (132)        1,276         2,277
    Inter region turnover                           (44,910)      (40,866)      (26,585)      112,361            --            --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
                                                    372,602       494,403       299,313            --     1,166,318     2,080,945
                                                 ==========    ==========    ==========    ==========    ==========    ==========
Depreciation and amortisation
    (including impairment charges)                   63,020        86,308        53,679        39,941       242,948       433,468
                                                 ==========    ==========    ==========    ==========    ==========    ==========
Net interest (payable) receivable                   (43,263)      (48,470)      (38,731)       68,887       (61,577)     (109,866)
                                                 ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities
    before taxation and exceptional items           (60,187)      (52,472)      (35,473)       13,443      (134,689)     (240,312)
                                                 ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities before
     taxation and after exceptional items           (43,738)       45,963       (35,456)      (91,416)     (124,647)     (222,395)
                                                 ==========    ==========    ==========    ==========    ==========    ==========
Expenditure on fixed assets                          41,182        43,325        37,392         6,173       128,072       228,506
                                                 ==========    ==========    ==========    ==========    ==========    ==========
Tangible fixed assets                               359,749       564,994       408,349        11,193     1,344,285     2,398,473
                                                 ==========    ==========    ==========    ==========    ==========    ==========
Total assets                                        458,642       674,196       523,144       767,056     2,423,038     4,323,184
                                                 ==========    ==========    ==========    ==========    ==========    ==========
Equity shareholders' funds                          332,810       535,454       404,917      (410,288)      862,893     1,539,575
                                                 ==========    ==========    ==========    ==========    ==========    ==========

20-F 2004 Financial Statements         -F 8-

Segmental analysis for the year ended 31 December 2002:

                                                    North          Central       South      Corporate &
                                                    Region         Region        Region     eliminations           Total
                                                                                                          ------------------------
Turnover                                            L'000          L'000         L'000         L'000         L'000        $'000
                                                  ----------    ----------    ----------    ----------    ----------    ----------
    Switched                                         213,025       309,458       164,871       (63,971)      623,383     1,112,240
    Non-switched                                     155,963       151,317       123,427       (28,654)      402,053       717,343
    Other                                                 65         1,330           485           (58)        1,822         3,251
    Inter region turnover                            (37,543)      (32,300)      (22,840)       92,683            --            --
                                                  ----------    ----------    ----------    ----------    ----------    ----------
                                                     331,510       429,805       265,943            --     1,027,258     1,832,834
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Depreciation and amortisation
    (including impairment charges)                  (279,368)     (190,889)     (216,871)     (125,760)     (812,888)   (1,450,355)
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Net interest (payable) receivable                    (34,286)      (48,718)      (45,469)       70,281       (58,192)     (103,826)
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities
    before taxation and exceptional items            (38,614)      (22,791)      (66,910)     (107,816)     (236,131)     (421,305)
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities
    before taxation and after exceptional items     (296,599)     (146,407)     (242,243)      (33,033)     (718,282)   (1,281,559)
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Expenditure on fixed assets                           93,341        90,327       127,064         3,636       314,368       560,895
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Tangible fixed assets                                384,222       580,701       400,368        13,518     1,378,809     2,460,071
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Total assets                                         476,751       679,445       524,512       908,222     2,588,930     4,619,169
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Equity shareholders' funds                           333,636       550,913       401,526      (331,065)      955,010     1,703,929
                                                  ==========    ==========    ==========    ==========    ==========    ==========


20-F 2004 Financial Statements         -F 9-

Segmental analysis for the year ended 31 December 2001:

                                                    North          Central       South      Corporate &
                                                    Region         Region        Region     eliminations           Total
                                                                                                          ------------------------
Turnover                                            L'000          L'000         L'000         L'000         L'000        $'000
                                                  ----------    ----------    ----------    ----------    ----------    ----------
    Switched                                         222,670       262,749       125,646       (78,418)      532,647       950,349
    Non-switched                                     132,920       147,543       102,067       (15,825)      366,705       654,275
    Other (i)                                            158         5,860           456          (139)        6,335        11,303
    Inter region turnover                            (42,822)      (35,810)      (15,750)       94,382            --            --
                                                  ----------    ----------    ----------    ----------    ----------    ----------
                                                     312,926       380,342       212,419            --       905,687     1,615,927
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Depreciation and amortisation
    (including impairment charges)                  (109,948)     (110,654)      (47,994)      (27,135)     (295,731)     (527,643)
                                                  ==========    ==========    ==========    ==========    ==========    ==========
    Net interest (payable) receivable                (23,527)      (50,782)      (33,380)       56,464       (51,225)      (91,395)
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities
before taxation and exceptional items (i), (ii)      (70,300)      (93,833)      (79,811)        3,136      (240,808)     (429,650)
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Equity Shareholders' funds
before taxation and after exceptional
items (i), (ii)                                     (131,251)     (201,916)      (82,645)       55,443      (360,369)     (642,970)
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Expenditure on fixed assets                          275,079       231,710       271,944        30,532       809,265     1,443,891
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Tangible fixed assets                                618,910       647,981       504,079        22,107     1,793,077     3,199,208
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Total assets                                         712,088       786,323       641,746     1,287,635     3,427,792     6,115,867
                                                  ==========    ==========    ==========    ==========    ==========    ==========
Equity Shareholders' funds                           532,923       618,666       512,817       (40,047)    1,624,359     2,898,181
                                                  ==========    ==========    ==========    ==========    ==========    ==========

(i)  Central  Region  "Other"   turnover   includes   infrastructure   sales  of
L3,829,000 which had associated cost of sales of L2,415,000.
(ii) Results for the North Region include a charge of L2,195,000 under the Company's Share Symmetry Scheme and results for the South Region include a charge of L1,132,840 under the same scheme. These charges are eliminated upon consolidation.

Segmental analysis by customer type for the year ended 31 December 2003:

                                                            Total
                        Corporate     Wholesale     -----------------------
                          L'000         L'000          L'000        $'000
                        ---------     ---------     ---------     ---------
Switched                  336,980       365,658       702,638     1,253,647
Non-switched              354,794       107,610       462,404       825,021
Other                         909           367         1,276         2,277
                        ---------     ---------     ---------     ---------
Total                     692,683       473,635     1,166,318     2,080,945
                        =========     =========     =========     =========


20-F 2004 Financial Statements        -F1 0-

Segmental analysis by customer type for the year ended 31 December 2002:

                                                            Total
                        Corporate     Wholesale     -----------------------
                          L'000         L'000          L'000        $'000
                        ---------     ---------     ---------     ---------
Switched                  294,757       328,626       623,383     1,112,240
Non-switched              288,962       113,091       402,053       717,343
Other                       1,040           782         1,822         3,251
                        ---------     ---------     ---------     ---------
Total                     584,759       442,499     1,027,258     1,832,834
                        =========     =========     =========     =========

Segmental analysis by customer type for the year ended 31 December 2001:

                                                            Total
                        Corporate     Wholesale     -----------------------
                          L'000         L'000          L'000        $'000
                        ---------     ---------     ---------     ---------
Switched                  231,191       301,456       532,647       950,349
Non-switched              225,673       141,032       366,705       654,275
Other                         615         5,720         6,335        11,303
                        ---------     ---------     ---------     ---------
Total                     457,479       448,208       905,687     1,615,927
                        =========     =========     =========     =========






20-F 2004 Financial Statements        -F 11-

3. Loss on Ordinary Activities Before Taxation

Loss on ordinary activities before taxation is stated after charging:

                                                                                            Year ended 31 December
                                                                          --------------------------------------------------------
                                                                             2001          2002             2003            2003
                                                                            L'000         L'000            L'000            $'000
                                                                          --------      --------         --------         --------
Employee costs (note 5)                                                    177,250       205,805          224,085          399,812
Depreciation of tangible fixed assets                                      207,830       259,109          240,832          429,693
Impairment of tangible fixed assets                                         85,326       541,474               --               --
Amortisation and impairment of intangible fixed assets                       2,575        12,305            2,116            3,775
Operating lease rentals-- property                                          32,845        25,716           27,688           49,401
                       -- other                                             42,593        59,406           68,164          121,618
Remuneration of auditors
    Statutory audit - (CompanyL115,000 (2002:L110,000, 2001:L85,000))          620           878              920            1,641
    Non-statutory assurance services                                            48           123               88              157
    Taxation services                                                          311           476              854            1,524
    Other services                                                               7           537               40               71


In addition to the above, the auditors received L145,000 in 2001 for services in connection with the equity and debt offerings described in notes 13 and 15. These costs have been deducted from the proceeds of the offerings.

Other services in 2002 included fees of L520,000 in relation to Highberry Limited's (a hedge fund) unsuccessful petition to appoint an administrator.



20-F 2004 Financial Statements        -F 12-

4. Directors' Emoluments


Aggregate emoluments for Directors of COLT for their period of directorship:

                                                  Year ended 31 December
                                      -----------------------------------------
                                       2001        2002        2003        2003
                                      L'000       L'000       L'000       $'000
                                      -----      ------     -------      ------
Salaries, fees and bonuses              952       1,343       1,049       1,872
Long term incentive plan                 19          38          --          --
Other benefits                           32          84         351         626
                                      -----       -----       -----       -----
Aggregate emoluments                  1,003       1,465       1,400       2,498
Pension contributions                    65         100          36          64
                                      -----       -----       -----       -----
                                      1,068       1,565       1,436       2,562
                                      =====       =====       =====       =====
Gain on exercise of options           3,220          --          --          --
                                      =====       =====       =====       =====
Loss of office                           --         915          --          --
                                      =====       =====       =====       =====




20-F 2004 Financial Statements        -F 13-

5. Employee Information

The average monthly number of persons employed by the Group during the period was:

                                             Year ended 31 December
                                         -----------------------------
                                          2001        2002        2003
                                         -----       -----       -----
By category:
    Engineering and operations           2,669       2,820       2,292
    Sales and marketing                  1,139       1,118       1,141
    Administration                       1,081       1,067         852
                                         -----       -----       -----
                                         4,889       5,005       4,285
                                         =====       =====       =====

                                                                        Year ended 31 December
                                                                ------------------------------------------
                                                  2001             2002             2003             2003
                                                 L'000            L'000            L'000            $'000
                                               --------         --------         --------         --------
Employee costs (for the above persons):
    Wages and salaries                          193,947          203,513          196,593          350,761
    Social security costs                        35,028           34,514           36,643           65,379
    Other pension costs                           8,510           12,477           11,087           19,781
                                               --------         --------         --------         --------
                                                237,485          250,504          244,323          435,921
Less: employee costs capitalised                (60,235)         (44,699)         (20,238)         (36,109)
                                               --------         --------         --------         --------
                                                177,250          205,805          224,085          399,812
                                               ========         ========         ========         ========


Capitalised employee costs are included in fixed asset additions within the appropriate asset category.

Long term Incentive Plan ("Incentive Plan")

COLT Inc. (a wholly owned subsidiary of FMR Corp.) established, effective 1 December 1995, an Incentive Plan providing for the issuance, to key employees of the Group, of incentive deferred compensation in the form of interests in the appreciation in the value of the Company's ordinary shares over a specified base amount ("Incentive Units"). The Incentive Plan was not assumed by COLT in the Group's reorganisation prior to its initial public offering, and remains the obligation of COLT Inc. There have been no additional Incentive Units awarded under the Incentive Plan.

COLT Inc.'s obligations to employees holding Incentive Units have been satisfied by the creation of an irrevocable trust for the benefit of such holders, and the funding by COLT Inc. of the trust with ordinary shares of COLT. As each holder becomes entitled to a payment, the trust sells ordinary shares and transfers an approximately equivalent amount of cash to such holder in retirement of such holder's units. Included in the table above are charges to the extent that the Group continues to be responsible for employer taxes related to Incentive Plan employee payments. For the year ended 31 December 2003 these charges/(credits) were L2,000 (2002: L54,000, 2001: L(175,000)).



20-F 2004 Financial Statements        -F 14-

6. Interest Payable and Similar Charges

                                                                                     Year ended 31 December
                                                                             -----------------------------------
                                                                  2001          2002          2003          2003
                                                                 L'000         L'000         L'000         $'000
                                                               -------       -------       -------       -------
Interest and similar charges on senior convertible notes        43,294        36,132        34,444        61,455
Accretion and similar charges on senior discount notes          26,392        20,631        15,352        27,391
Interest and similar charges on senior notes                    41,266        36,844        36,319        64,800
Charges payable in respect of bank facility                        297           145            --            --
Unwinding of discounts (note 16)                                    --         1,934         1,133         2,021
Other interest payable and similar charges                         703           614         1,047         1,869
                                                               -------       -------       -------       -------
                                                               111,952        96,300        88,295       157,536
                                                               =======       =======       =======       =======



20-F 2004 Financial Statements        -F 15-

7. Exceptional Items

Gain on purchase of debt

During 2003, the Group purchased some of its convertible and non-convertible debt for a cash outlay of L144,475,000 (2002:L97,277,000, 2001:L84,651,000)
resulting in an exceptional gain of L7,589,000 (2002:L101,668,000, 2001:L58,774,000).

Disposal of subsidiaries

In December 2003 the Group sold COLT eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet) for a consideration of L912,000 and L300,000 respectively, which gave rise to a profit on disposal of L2,153,000 on Fitec and L300,000 on Sweden Internet. In the period to December 2003, Fitec's turnover was L9,244,000 and its loss after tax was L3,322,000.

Severance

On 21 February 2002, the Group announced an operational effectiveness review programme to reduce staff levels by approximately 500. On 27 September 2002, the Group further announced a move to a pan-European organisational structure following the completion of the construction of its core network infrastructure enabling the reduction of employee numbers by up to a further 800. The operational exceptional charge of L18,320,000 included in the total interconnect and network charges for the twelve months ended 31 December 2002, together with the operational exceptional charge of L18,934,000 included in the selling, general and administration charges for the same period, represent the provisions in respect of the cost of these programmes.

Impairment

During 2002, the Group announced that given the downturn in the telecommunications industry and overall economic environment it was prudent to take further action to ensure that its asset base remained aligned with the realities of the market. As a result "Network depreciation" included an exceptional charge of L508,000,000 and "Other depreciation and amortisation" included an exceptional charge of L43,000,000, representing an impairment provision to write down the book value of fixed assets (including L9,526,000 relating to intangible assets).

In 2001, the Group made provisions for the write down of the book value of certain assets including Internet Solution Centre capacity, equipment and electronics, selected IT software developments and leasehold improvements in excess leased space. Network depreciation included an exceptional charge of
L73,371,000   and  other   depreciation  and   amortisation   included  an
exceptional charge of L11,955,000 reflecting these write-downs.

These non-cash charges were computed in accordance with the requirements of FRS 11 "Impairment of fixed assets and goodwill".

Investment in own shares

In 2002 the Group recognised a charge of L409,000 relating to the revaluation of
shares  held  in  the  COLT   Qualifying   Share  Ownership  Trust  for  certain
compensation plans as described in note 13.

Foreign exchange gain

In 2002 the Group realised an exceptional exchange gain of L4,844,000 from the unwinding of forward foreign currency contracts previously held as a condition of its bank facility which the Group terminated in June 2002.

Property

During 2001, the Group made provisions against future rents, services and reinstatement costs in the Internet Solution Centres and excess leased space. "Interconnect and network" and "Selling general and administrative" included provisions of L33,536,000 and L27,870,000 respectively, reflecting these provisions, (note 16).

Inventory

In 2001, Interconnect and network included a charge of L28,846,000 reflecting the write down of inventory held for future sale to nil.

20-F 2004 Financial Statements        -F 16-

8. Taxation

There is no tax charge arising in the years ended 31 December 2001, 2002 and 2003 as the Group had no taxable profits.

Net tax losses carried forward amounted to:

                                        At 31 December
                     ---------------------------------------------------------
                        2001            2002            2003            2003
                        L'000           L'000           L'000           $'000
                     ---------       ---------       ---------       ---------
North region           274,761         369,544         457,894         816,974
Central region         179,061         271,498         448,453         800,130
South region           100,547          79,140         112,812         201,279
                     ---------       ---------       ---------       ---------
                       554,369         720,182       1,019,159       1,818,383
                     =========       =========       =========       =========

These amounts are not time limited, but must be utilised in the country in which they arose. The losses carried forward remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the Group operates.


No deferred tax asset has been recognised in the financial statements. The unprovided potential deferred tax asset is as follows:

                                                                                     At 31 December
                                                                -------------------------------------------------------
                                                                   2001           2002           2003            2003
                                                                   L'000          L'000         L'000           $'000
                                                                ---------       ---------      ---------     ---------
Capital allowances less depreciation                                4,786       (101,265)      (126,591)      (225,864)
Short term timing differences                                     (15,164)       (22,972)       (22,971)       (40,985)
                                                                 --------       --------       --------       --------
Potential deferred tax asset                                      (10,378)      (124,237)      (149,562)      (266,849)
Add losses available                                             (196,150)      (249,362)      (348,081)      (621,046)
                                                                 --------       --------       --------       --------
Total potential deferred tax asset after addition of losses      (206,528)      (373,599)      (497,643)      (887,895)
                                                                 ========       ========       ========       ========


At the end of 2002 there was a further potential deferred tax asset of L4,382,000 (2001: 4,382,000) which related to timing differences on the accretion of the senior discount notes. These notes were redeemed in December 2003 and the tax losses have been crystallised.


20-F 2004 Financial Statements        -F 17-

9. Loss per Share

Basic loss per share is based upon the loss after tax for each period and the weighted average ordinary shares issued for the period. All potential ordinary shares issuable have an anti-dilutive effect on basic loss per share for each financial year presented and therefore these potential shares have been excluded in the calculation of diluted loss per share.

                                                                                    Year ended 31 December
                                                               -----------------------------------------------------------
                                                                  2001           2002            2003             2003
                                                                 L'000          L'000            L'000            $'000
                                                              ---------       ---------        ---------        ----------
Loss for period                                                (360,369)       (718,282)        (124,647)         (222,395)
                                                              =========       =========        =========        ==========
Weighted average ordinary shares issued (`000)                  745,550       1,507,164        1,507,771         1,507,771
                                                              =========       =========        =========        ==========
Basic and diluted loss per share                                L(0.48)         L(0.48)          L(0.08)        $    (0.15)
                                                              =========       =========        =========        ==========








20-F 2004 Financial Statements        -F 18-

10. Intangible Fixed Assets

                                                        Total             Total
                                                        L'000             $'000
                                                      -------           -------
Cost
    At 1 January 2001                                  19,219            34,291
    Addition                                           10,945            19,528
    Exchange differences                                 (488)             (871)
                                                      -------           -------
    At 31 December 2001                                29,676            52,948
    Disposal                                             (174)             (311)
    Exchange differences                                1,187             2,118
                                                      -------           -------
    At 31 December 2002                                30,689            54,755
    Disposal                                          (11,053)          (19,720)
    Exchange differences                                1,762             3,143
                                                      -------           -------
    At 31 December 2003                                21,398            38,178
                                                      =======           =======

Accumulated amortisation
    At 1 January 2001                                   4,828             8,614
    Charge for the year                                 2,575             4,594
    Exchange differences                                 (144)             (256)
                                                      -------           -------
    At 31 December 2001                                 7,259            12,952
    Charge for the year                                 2,779             4,958
    Impairment charge                                   9,526            16,996
    Exchange differences                                  486               867
                                                      -------           -------
    At 31 December 2002                                20,050            35,773
    Charge for the year                                 2,116             3,775
    Disposal                                          (11,053)          (19,720)
    Exchange differences                                  792             1,413
                                                      -------           -------
    At 31 December 2003                                11,905            21,241
                                                      =======           =======

Net book value
    At 31 December 2001                                22,417            39,996
                                                      =======           =======
    At 31 December 2002                                10,639            18,982
                                                      =======           =======
    At 31 December 2003                                 9,493            16,937
                                                      =======           =======

Intangible fixed assets as at 31 December 2003 comprise purchased goodwill arising on the acquisition of Planet SA and its subsidiary Imaginet SA (together "ImagiNet") on 15 July 1998. Purchased goodwill is being amortised over 10 years for ImagiNet. The goodwill is attributable to the market position and business development of ImagiNet at the date of acquisition and the amortisation term reflects the period during which the Directors estimate the value of the underlying business will exceed the value of the underlying assets.

Goodwill has also arisen on the purchase of Fitec SA and its subsidiaries Apogee Communications SA and Asthea Ingenerie SARL (together "Fitec"). The total purchase price of Fitec was L11,252,000 and included some deferred shares to be issued and deferred consideration to be paid over the 2 years ending 3 July 2003 subject to certain criteria being met. In July 2003 the final tranche of 182,228 deferred shares was issued. The issue of these ordinary shares during the year represents a non-cash transaction.

The Fitec goodwill was being amortised over 10 years up to September 2002, at which point the remaining goodwill was considered fully impaired. In December 2003 the Group sold its interest in Fitec, resulting in the disposal of goodwill and accumulated amortisation of L11,053,000.



20-F 2004 Financial Statements        -F 19-

11. Tangible Fixed Assets

                                                Computers,
                              Network           equipment,
                              infrastructure    fixtures &
                              and               fittings and
                              equipment         vehicles          Total           Total
                              L'000             L'000             L'000           $'000
                             ----------        ----------        ----------      ----------
Cost
    At 31 January 2001        1,366,975           155,771         1,522,746       2,716,883
    Additions                   739,996            69,269           809,265       1,443,891
    Disposals                    (6,150)           (8,123)          (14,273)        (25,466)
    Exchange differences        (30,191)           (2,818)          (33,009)        (58,895)
                             ----------        ----------        ----------      ----------
    At 31 December 2001       2,070,630           214,099         2,284,729       4,076,413
    Additions                   271,824            42,544           314,368         560,895
    Disposals                   (24,759)             (726)          (25,485)        (45,470)
    Exchange differences        116,185             5,702           121,887         217,471
                             ----------        ----------        ----------      ----------
    At 31 December 2002       2,433,880           261,619         2,695,499       4,809,309
    Additions                   113,595            14,477           128,072         228,506
    Disposals                   (39,998)          (11,286)          (51,284)        (91,500)
    Exchange differences        149,412            12,804           162,216         289,425
                             ----------        ----------        ----------      ----------
    At 31 December 2003       2,656,889           277,614         2,934,503       5,235,740
                             ==========        ==========        ==========      ==========
Accumulated depreciation
    At 31 January 2001          175,008            38,213           213,221         380,429
    For the year                163,393            44,437           207,830         370,810
    Disposals                    (5,067)           (5,274)          (10,341)        (18,450)
    Impairment charge            73,371            11,955            85,326         152,238
    Exchange differences         (3,350)           (1,034)           (4,384)         (7,822)
                             ----------        ----------        ----------      ----------
    At 31 December 2001         403,355            88,297           491,652         877,205
    For the year                212,009            47,100           259,109         462,302
    Disposals                   (10,967)             (673)          (11,640)        (20,768)
    Impairment charge           508,000            33,474           541,474         966,098
    Exchange differences         31,058             5,037            36,095          64,401
                             ----------        ----------        ----------      ----------
    At 31 December 2002       1,143,455           173,235         1,316,690       2,349,238
    Charge for the year         204,417            36,415           240,832         429,693
    Disposals                   (39,447)           (9,674)          (49,121)        (87,642)
    Exchange differences         71,774            10,043            81,817         145,978
                             ----------        ----------        ----------      ----------
    At 31 December 2003       1,380,199           210,019         1,590,218       2,837,267
                             ==========        ==========        ==========      ==========
Net book value
    At 31 December 2001       1,667,275           125,802         1,793,077       3,199,208
                             ==========        ==========        ==========      ==========
    At 31 December 2002       1,290,425            88,384         1,378,809       2,460,071
                             ==========        ==========        ==========      ==========
    At 31 December 2003       1,276,690            67,595         1,344,285       2,398,473
                             ==========        ==========        ==========      ==========


20-F 2004 Financial Statements        -F 20-

Included in network infrastructure and equipment are payments on account and assets under construction ofL30,072,000 at 31 December 2003 (2002:L39,603,000, 2001:L124,188,000).

The impairment charges taken in 2001 and 2002 are described in note 7.








20-F 2004 Financial Statements        -F 21-

12. Debtors - Amounts falling due within one year




Trade debtors:                                         At 31 December
                                             ----------------------------------
                                               2002          2003         2003
                                              L'000         L'000        $'000
                                             --------     --------     --------

Trade debtors                                 233,671      245,235      437,549
Provision against doubtful accounts           (43,883)     (45,386)     (80,978)
                                             --------     --------     --------
                                              189,788      199,849      356,571
                                             ========     ========     ========



Prepaid expenses and other debtors:                    At 31 December
                                             ----------------------------------
                                               2002          2003         2003
                                              L'000         L'000        $'000
                                             --------     --------     --------

Other debtors                                  27,922       34,468       61,498
Prepayments and accrued income                 21,755       13,493       24,074
VAT recoverable                                24,929       18,873       33,673
                                             --------     --------     --------
                                               74,606       66,834      119,245
                                             ========     ========     ========





20-F 2004 Financial Statements        -F 22-

13. Capital and Reserves


Capital
                                                    Ordinary shares of 2.5p each
                                                      No'000              L'000
                                                     ---------         ---------

Authorised share capital                             2,075,000            51,875
                                                     =========         =========

Called up share capital:
At 31 December 2000                                    700,951            17,524
Issued in 2001                                         804,174            20,104
Shares issued upon acquisition (see note 10)             1,816                45
Exercise of warrants                                       300                 8
                                                     ---------         ---------

At 31 December 2001                                  1,507,241            37,681
Issued in 2002                                             160                 4
Shares issued upon acquisition (see note 10)               136                 3
                                                     ---------         ---------

At 31 December 2002                                  1,507,537            37,688
Issued in 2003                                           2,435                61
Shares issued upon acquisition (see note 10)               182                 5
                                                     ---------         ---------
At 31 December 2003                                  1,510,154            37,754
                                                     =========         =========
At 31 December 2003 ($'000)                                               67,361
                                                     =========         =========

Warrants

In December 1996, the Company issued US$314,000,000 aggregate principal amount at maturity of senior discount notes in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase 31.2 ordinary shares from the Company at an exercise price of L0.7563 per share. The warrants may be exercised at any time prior to the close of business on 31 December 2006. Warrants that are not exercised by such date will expire. In accordance with the terms of the warrants, following the completion of the Company's sale of ordinary shares in December 2001, the number of shares underlying each outstanding warrant and the warrant exercise price were adjusted to 45.323 ordinary shares and L0.5206 per ordinary share, respectively. At
31 December 2003, warrants to purchase 881,770 (2002:881,770) ordinary shares were outstanding. The Company has authorised and has reserved for issuance such number of ordinary shares as will be issuable upon the exercise of all outstanding warrants.

COLT Telecom Group Share Plan ("Option Plan")

The Option Plan was adopted on 7 November 1996, for the issuance to key employees of the Group of incentive compensation related to the public market performance of the Company's ordinary shares. The Option Plan is divided into two parts; the "Approved Part" approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part" which is not so approved. Options may be granted by the Compensation Committee to Directors and employees of the Group under either part of the Option Plan. Individuals who provide services to COLT may also be permitted to participate in the Unapproved Part.

Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. Options may be exercised early on death (or in certain other limited circumstances). Unless the Compensation Committee agrees otherwise, options lapse when an option holder ceases to be an employee. The Compensation Committee, at its discretion, may determine in connection with each grant of options, the terms of vesting and whether or not vesting will be accelerated upon a change of control event. Options are not transferable.

Option Plan awards are based on an employee's level of responsibility, performance and term of service. Options will be granted at an option price which is not less than the market value of the ordinary shares on the date of grant and will normally only be granted within six weeks of the announcement of COLT's results for any period. The grant of options to subscribe for new shares under each of the plans is limited so that new shares in respect of which options to subscribe are granted may not, when added to the shares issued or remaining issuable under any share option scheme, or issued under any share incentive scheme, in the previous 10 years, exceed 10% of the then issued equity share capital of the Company.



20-F 2004 Financial Statements        -F 23-

At 31 December 2003, options outstanding under the Option Plan, together with their exercise prices and dates, were as follows:

Date of     Exercise         Dates of          Date of                     Number of ordinary shares under option
grant       price             vesting          expiration       Granted        Exercised            Lapsed           Outstanding
--------    --------      ----------------     ----------     -----------      -----------       -----------         -----------
Dec-96        L0.688      Dec 97 to Dec 01      Dec-06         25,824,000       12,148,036         6,089,964           7,586,000
Jan-97        L0.779      Jan 98 to Jan 02      Jan-07            396,000          226,400           149,600              20,000
Apr-97        L0.706      Apr 98 to Apr 02      Apr-07          1,280,000          675,000           377,600             227,400
Aug-97        L0.956      Aug 98 to Aug 02      Aug-07          2,488,000          722,000           798,000             968,000
Nov-97        L1.285      Nov 98 to Nov 02      Nov-07          3,196,000        1,418,362         1,067,869             709,769
Dec-97        L1.700      Dec 98 to Dec 02      Dec-07          4,204,000        1,104,400           728,800           2,370,800
Feb-98        L2.738      Feb 99 to Feb 03      Feb-08            140,000           56,000            84,000                   -
Feb-98        L2.743      Feb 99 to Feb 03      Feb-08            900,000          530,220           369,780                   -
May-98        L4.756      May 99 to May 03      May-08            830,000          207,750           136,000             486,250
Aug-98        L6.600      Aug 99 to Aug 03      Aug-08          2,906,000          591,544         1,473,712             840,744
Nov-98        L7.494      Nov 99 to Nov 03      Nov-08          1,408,075          113,215           973,200             321,660
Dec-98        L7.877      Dec 99 to Dec 03      Dec-08            100,000                -           100,000                   -
Mar-99       L11.300      Mar 00 to Mar 04      Mar-09            990,000          122,500           533,346             334,154
Apr-99       L10.934      Apr 00 to Apr 04      Apr-09          1,000,000          150,000           850,000                   -
May-99       L12.254      May 00 to May 04      May-09            585,000           58,000           255,000             272,000
Aug-99       L12.744      Aug 00 to Aug 04      Aug-09            930,000           15,000           644,000             271,000
Nov-99       L21.000      Nov 00 to Nov 04      Nov-09            800,500                -           539,072             261,428
Dec-99       L24.394      Dec 00 to Dec 04      Dec-09            740,000                -           338,771             401,229
Feb-00       L36.177      Feb 01 to Feb 05      Feb-10            745,000                -           415,000             330,000
May-00       L22.610      May 01 to May 05      May-10            792,500                -           345,870             446,630
Jun-00       L26.660      Jun 01 to Jun 05      Jun-10            846,000                -           320,000             526,000
Aug-00       L19.157      Aug 01 to Aug 05      Aug-10          1,181,500                -           625,434             556,066
Aug-00       L17.727      Aug 01 to Aug 05      Aug-10            317,500                -           146,250             171,250
Nov-00       L19.484      Nov 01 to Nov 05      Nov-10            800,000                -           270,961             529,039
Dec-00       L15.184      Dec 01 to Dec 05      Dec-10            757,321                -           284,310             473,011
Feb-01       L13.370      Feb 02 to Feb 06      Feb-11          2,401,040                -         1,326,292           1,074,748
Feb-01       L20.055      Feb 02 to Feb 06      Feb-11            400,000                -           400,000                   -
Feb-01       L26.740      Feb 02 to Feb 06      Feb-11            750,000                -           750,000                   -
May-01        L8.437      May 02 to May 06      May-11            866,500                -           509,500             357,000
May-01       L12.656      May 02 to May 06      May-11            250,000                -           200,000              50,000
May-01       L16.874      May 02 to May 06      May-11            250,000                -           200,000              50,000
Jun-01        L7.100      Jun 02 to Jun 06      Jun-11          2,688,750                -           997,300           1,691,450
Aug-01        L3.217      Aug 02 to Aug 06      Aug-11          1,464,500                -           576,435             888,065
Nov-01        L1.724      Nov 02 to Nov 06      Nov-11            231,000                -            16,000             215,000
Dec-01        L1.561      Dec 02 to Dec 06      Dec-11          1,410,500                -           259,500           1,151,000
Feb-02        L0.413      Feb 03 to Feb 07      Feb-12          4,688,500           42,000         2,397,000           2,249,500
May-02        L0.448      May 03 to May 07      May-12             72,500            6,000            51,500              15,000
Jul-02        L0.480      Jul 03 to Jul 07      Jul-12          5,602,300           56,460           712,900           4,832,940
Aug-02        L0.504      Aug 03 to Aug 07      Aug-12            250,000                -                 -             250,000
Oct-02        L0.323      Oct 03 to Oct 07      Oct-12            250,000           50,000           180,000              20,000
Nov-02        L0.436      Nov 03 to Nov 07      Nov-12            400,000                -                 -             400,000
Mar-03        L0.407      Mar 04 to Mar 08      Mar-13            200,000                -                 -             200,000
Apr-03        L0.455      Apr 04 to Apr 08      Apr-13             32,500                -                 -              32,500
May-03        L0.468      May 04 to May 08      May-13            150,000                -                 -             150,000
May-03        L0.493      May 04 to May 08      May-13             50,000                -                 -              50,000
Jul-03        L0.769      Jul 06 to Jul 08      Jul-13          7,161,000                -           190,000           6,971,000
Oct-03        L1.012      Oct 06 to Oct 08      Oct-13             60,000                -                 -              60,000
                                                               -----------------------------------------------------------------
                                                    Total      83,786,486       18,292,887        26,682,966          38,810,633
                                                               =================================================================

In addition to options granted under the Option Plan, options to subscribe for 160,000 ordinary shares were granted to certain Directors of the Company, 32,000 of which vested on each of 17 December 1996, 1997, 1998, 1999 and 2000. The exercise price for the options which vested in 1996, 1997, 1998, 1999 and 2000 were L0.6875, L1.65875, L8.50, L29.00 and L14.86 per share, respectively. At 31 December 2003, 96,000 options had been exercised.

COLT Savings-Related Share Option Scheme ("SAYE Scheme")

The SAYE Scheme was adopted on 17 June 1997, allowing for eligible employees to apply for an option to acquire ordinary shares under a three or four year savings contract. The aggregate monthly contribution payable by an employee under the savings contract may not exceed an amount established by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, currently L250 or the local currency equivalent. The option exercise price per ordinary share may not be less than the higher of (a) 80% of the average of the middle market quotations of an ordinary share for either three consecutive dealing days in the period of 30 days prior to the date of grant or the dealing day prior to the date on which the exercise price is set and (b) the nominal value of an ordinary share on the date of grant.

The Group has taken advantage of the exemption, provided by UITF 17 "Employee Share Schemes", from charging the profit and loss account with the differences between fair value of the options on the date of grant and any consideration payable by the employees on exercise.

In normal circumstances, an option may only be exercised while the participant remains employed within the Group and then only during the six months starting at the date on which the savings contract matures. At the expiry of that period, the option will lapse. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of change of control, reorganisation or amalgamation of the


20-F 2004 Financial Statements        -F 24-

Company. During the year ended 31 December 2003, 25,520 shares with a maturity date of 1 March 2006 were exercised early. No other options were exercised during the year.

Options outstanding under the SAYE Scheme are as follows:

                                                                   Number of options at 31 December 2003
                          Exercise price
Date of grant         (L per ordinary share)     Date of Vesting          Granted            Outstanding
-------------         ----------------------     ---------------        -----------          -----------

December 2000                 11.784              1 March 2004              804,000               17,563
December 2001                  1.615              1 March 2005            6,986,000              922,860
December 2002                  0.40               1 March 2006           18,410,000           16,783,378
December 2003                  1.027              1 March 2007               58,323*              58,323
December 2003                  0.995              1 March 2007            1,560,919            1,560,919
                                                                        -----------          -----------
                                                                         27,819,242           19,343,043
                                                                        ===========          ===========

*each option holder entered into a four year savings contract.

COLT Qualifying Share Ownership Trust ("QUEST")

In March 2000, the Group established a QUEST to acquire, inter alia, shares in the Company to satisfy existing options granted under the Group's SAYE Scheme. The shares held by the trust are reported as "Investments in own shares" at a carrying value based on their exercise price. The difference between the market price of the shares, on their date of issue, and the exercise price of the options reflected in an increase in share premium is offset by a corresponding transfer from the profit and loss account. The remaining shares held in the QUEST will be utilised in full to part satisfy the options granted in December 2003 under the SAYE Scheme. At 31 December 2003, the QUEST held 270,559 shares (2002: 297,059) with a carrying value of L0.40 per share, being the price at which the options are expected to be exercised. The shares had a market value of L256,355 (2002: L135,162).

COLT Free Share Scheme ("Free Share Scheme")

The Free Share Scheme was adopted on 17 June 1997, allowing for eligible individuals who started employment with the Group before 1 September 1998 and remained an employee of the Group for two years from the date of grant, to receive 400 ordinary shares in the Company. Eligible individuals who started employment after 1 September 1998 and remain an employee of the Group for two years from the date of grant have or will receive 100 ordinary shares in the Company. Individuals who received options under the Option Plan or cash incentive awards at the time of the Company's initial public offering or thereafter were generally not awarded shares under the Free Share Scheme. No payment is required from the employee.

On 22 March 1999 an Employee Benefit Trust ("EBT") was established to purchase and hold shares due for distribution under the Free Share Scheme. On 26 March 1999 the EBT purchased 440,000 ordinary shares at their nominal value of 2.5p each. On 13 December 2001, the EBT subscribed for its pro rata share of the Company's offering, purchasing 104,144 ordinary shares at L0.62 per share. This investment is recorded within investment in own shares. At 31 December 2003 the EBT held 217,344 shares (2002: 217,344) with a carrying value of L0.40 per share, being the price at which the options are expected to be exercised. The shares had a market value of L205,933 (2002: L98,892).

Deferred Bonus Plan

A Deferred Bonus Plan was adopted on 25 May 2000. Under this plan, selected senior employees will be entitled to receive an award of shares representing a proportion (initially expected to be 50%) of the amount of their annual cash bonus.

At 31 December 2003, share awards outstanding under the Deferred Bonus Plan, together with dates, were as follows:

                                                                         Number of ordinary shares
                                                             ---------------------------------------------------
Date of Grant     Date of vesting     Date of expiration     Granted     Exercised      Lapsed       Outstanding
-------------     ----------------    ------------------     -------     ---------      ------       -----------
Feb-01            Feb-04 to Feb-06    Feb-11                  24,182            --       8,099            16,083

In addition participants may also be invited to defer all or a portion of their annual cash bonus and receive a matching award in the form of an option to acquire shares with a market value equal to twice the amount of the deferred bonus. Receipt of the matching award may be subject to the achievement of performance targets. Options awarded under this plan are included in the totals in Option Plan above.



20-F 2004 Financial Statements      - F 25 -

Reserves

                                                              Share               Merger              Shares to          Profit and
                                                              premium             reserve             be issued          loss
                                                              L'000               L'000               L'000              L'000
                                                              --------            --------            --------           --------
At 31 December 2000 (i)                                       1,833,320           14,845              4,286              (368,118)
    Premium on shares issued (iv)                             480,909             12,325              --                 --
    Shares to be issued (see note 10)                         --                  --                  (3,565)            --
    Charges related to the Free Share Scheme (iii)            --                  --                  --                 (38)
    Loss for period                                           --                  --                  --                 (360,369)
    Loss on share symmetry arrangements                       --                  --                  --                 (3,327)
    Exchange differences (includingL5,294,000 profit on
    net foreign currency borrowings)                          --                  --                  --                 (23,590)
                                                              --------            --------            --------           --------
At 31 December 2001 (i)                                       2,314,229           27,170              721                (755,442)
    Premium on shares issued (iv)                             106                 57                  --                 --
    Shares to be issued (see note 10)                         --                  --                  (267)              --
    Loss for period                                           --                  --                  --                 (718,282)
    Exchange differences (includingL28,359,000 profit on
    net foreign currency borrowings)                          --                  --                  --                 49,030
                                                              --------            --------            --------           --------
At 31 December 2002                                           2,314,335           27,227              454                (1,424,694)
    Premium on shares issued (ii)                             1,569               132                 --                 --
    Shares to be issued (see note 10)                         --                  --                  (239)              --
    Loss for period                                           --                  --                  --                 (124,647)
    Exchange differences (includingL86,465,000 loss on
       net foreign currency borrowings)                       --                  --                  --                 31,002
                                                              --------            --------            --------           --------
At 31 December 2003                                           2,315,904           27,359              215                (1,518,339)
                                                              ========            ========            ========           ========
At 31 December 2003 ($'000)                                   4,132,036           48,814              384                (2,709,020)
                                                              ========            ========            ========           ========

(i)     Cumulative  goodwill  relating to acquisitions  made prior to 1 January 1998,  which has been eliminated  against  reserves, amounted toL38,401,000 (2002:L38,401,000).
(ii)    The Group has taken merger relief under the  provisions of section 131 of the Companies Act 1985 on shares issued in respect of the  acquisition of ImagiNet and Fitec (see note 10). All premium on the issue of those shares has been taken directly to the merger reserve.
(iii)   The Company operates a Free Share Scheme as a method of remunerating  certain  employees.  The difference between the market price of the shares at the date of the grant and any price paid is  charged to the profit and loss  account  over the period over which the shares are earned, with the credit taken directly to the profit and loss reserve.
(iv)    The Company has taken merger  relief  under the  provisions  of section 131 of the  Companies  Act 1985 on shares  issued in respect of the  acquisition  of ImagiNet  and Fitec (see note 10).  All premium on the issue of those  shares has been taken directly to the merger reserve.


20-F 2004 Financial Statements     - F 26 -

14. Creditors - Amounts falling due within one year

                                                                                At 31 December
                                                              -----------------------------------------------------
                                                              2002                   2003                  2003
                                                              L'000                  L'000                 L'000
                                                              --------               --------              --------
Trade creditors                                               96,834                 89,621                159,902
Amounts due to related parties (note 23)                      1,677                  1,563                 2,789
Other taxation and social security                            47,658                 37,229                66,424
Other creditors                                               15,769                 29,303                52,281
Accruals and deferred income                                  163,885                171,004               305,105
Interest accrual                                              12,511                 12,592                22,466
Network infrastructure                                        14,319                 11,424                20,382
                                                              --------               --------              --------
                                                              352,653                352,736               629,349
                                                              ========               ========              ========


20-F 2004 Financial Statements     - F 27 -

15. Creditors - Amounts falling due after more than one year

                                                                                  At 31 December
                                                               ------------------------------------------------------
                                                               2002                   2003                  2003
                                                               L'000                  L'000                 $'000
                                                               ---------              ---------             ---------
Repayable between one and two years
    Senior convertible notes                                   --                     107,771               192,285
Repayable between two and three years
    Senior convertible notes                                   98,283                 355,732               634,697
Repayable between three and four years
    Senior convertible notes                                   321,057                236,628               422,192
    Senior discount notes                                      142,408                --                    --
    Senior notes                                               --                     83,328                148,674
Repayable between four and five years
    Senior convertible notes                                   220,489                --                    --
    Senior notes                                               79,861                 176,791               315,431
Repayable in more than five years
    Senior notes                                               331,801                184,299               328,826
                                                               ---------              ---------             ---------
                                                               1,193,899              1,144,549             2,042,105
                                                               =========              =========             =========

Senior convertible notes

In August 1998, COLT issued  Deutschmark  denominated  senior  convertible notes
("1998 Senior Convertible Notes") in the initial principal amount of DM 600,000,000. A total of L204,332,000 was raised before issuance costs of L5,232,000. These costs have been deducted from the principal amount of the 1998 Senior Convertible Notes and have been charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The 1998 Senior Convertible Notes mature on 6 August 2005 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 6 August 2001 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The 1998 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was L9.3438 per ordinary share with a fixed exchange rate of DM2.9392 per L1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to L7.9039 per ordinary share with a fixed exchange rate of DM 2.9392 per L1.00. During 2003, DM 3,300,000 aggregate initial principal amount of the notes was  purchased  (2002:  DM  5,000,000).  At 31 December  2003,  11,336,506
ordinary shares are reserved for issuance upon conversion of the remaining 1998 Senior Convertible Notes (2002: 11,478,557). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. On 31 December 2001, the 1998 Senior Convertible Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per (euro)1.00.

In March 1999, COLT issued Euro denominated senior convertible notes ("March 1999 Senior Convertible Notes") in the initial principal amount of
(euro)295,000,000. A total of L199,594,000 was raised before issuance costs of L5,094,000. These costs have been deducted from the principal amount of the March 1999 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 29 March 2000. The March 1999 Senior Convertible Notes mature on 29 March 2006 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 29 March 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The March 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was L14.6460 per ordinary share with a fixed exchange rate of (euro)1.4780 per L1.00.
In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to L12.2351 per ordinary share with a fixed exchange rate of (euro)1.4780 per L1.00. During 2003, no initial principal amount of the notes was purchased (2002: (euro)25,350,000). At 31 December 2003, 9,210,009 ordinary shares are reserved for issuance upon conversion of the March 1999 Senior Convertible Notes (2002: 9,210,009). The notes rank pari passu in right of payment to all unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In December 1999, COLT issued Euro denominated senior convertible notes ("December 1999 Senior Convertible Notes") in the initial principal amount of
(euro)368,000,000. A total of L230,389,000 was raised before issuance costs of L9,289,000. These costs have been deducted from the principal amount of the December 1999 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 16 December 2000. The December 1999 Senior Convertible Notes mature on 16 December 2006 and any outstanding notes will then be redeemed at a price of 126.664% of the initial


20-F 2004 Financial Statements     - F 28 -
principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 16 December 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.25%. The December 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was L35.5550 per ordinary share with a fixed exchange rate of (euro)1.5974 per L1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to L30.0760 per ordinary share with a fixed exchange rate of (euro)1.5974 per L1.00. During 2003, (euro)3,560,000 aggregate initial principal amount of the notes was purchased (2002: (euro)47,595,000). At 31 December 2003, 5,788,412 ordinary shares are reserved for issuance upon conversion of the December 1999 Senior Convertible Notes (2002: 5,862,512). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In April 2000, COLT issued Euro denominated senior convertible notes ("2000 Senior Convertible Notes") in the initial principal amount of (euro)402,500,000.
A  total  of   L245,696,000   was   raised   before   issuance   costs  of
L5,596,000. These costs have been deducted from the principal amount of the 2000 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The 2000 Senior Convertible Notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The 2000 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was L50.076 per ordinary share with a fixed exchange rate of (euro)1.6372 per L1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to L42.3593 per ordinary share with a fixed exchange rate of (euro)1.6372 per L1.00. During 2003, (euro)15,000,000 aggregate initial principal amount of the notes was purchased (2002: (euro)46,599,000). At 31 December 2003, 4,195,217 ordinary shares are reserved for issuance upon conversion of the 2000 Senior Convertible Notes (2002: 4,411,509). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

Senior discount notes

In December 1996, COLT issued US$314,000,000 aggregate principal amount at maturity of senior discount notes due 15 December 2006. The senior discount notes were issued in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase ordinary shares. The units had an initial accreted amount at the date of issue of US$175,446,000 allocated US$169,769,000 to the senior discount notes and US$5,677,000 to the warrants. Issuance costs of L4,432,000 have been deducted from the initial accreted amount of the senior discount notes and charged to the profit and loss account over the accretion period. The senior discount notes accrued from the initial accreted amount (after deducting expenses) of US$162,476,000 to US$314,000,000 on 15 December 2001 at an effective rate of 13.636% per annum compounded semi-annually. Beginning 15 June 2002, interest on the senior discount notes will be paid semi-annually in cash at a rate of 12% per annum. During 2002, US$64,470,000 aggregate initial principal amount of the notes was purchased (2001: US$20,325,000).

The senior discount notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after 15 December 2001, at 106% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2003. On 22 December 2003 all of the outstanding U.S. dollar 12% Senior Discount Notes due 2006 were redeemed early at the principal amount of the Notes for a cash consideration of L120.7 million.

Senior notes

In November 1997, COLT issued Sterling and Deutschmark denominated senior notes ("1997 Senior Notes") with aggregate principal amounts at maturity of
L50,000,000    and   DM    150,000,000,    respectively.    A   total   of
L100,661,000 was raised before issuance costs of L3,300,000. These costs have been deducted from the principal amount of the 1997 Senior Notes and are charged to the profit and loss account over five years. The British pound notes bear interest at the rate of 10.125% per annum and the Deutschmark notes bear interest at 8.875% per annum, both payable semi-annually beginning 31 May 1998. The 1997 Senior Notes mature on 30 November 2007. The 1997 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1997 Senior Notes are redeemable at the option of the Group, in whole or in part, at any time on or after 30 November 2002, initially at 105.0625% of their principal amount at maturity, plus accrued interest, in the case of the British pound notes and 104.4375% of their principal amount at maturity, plus accrued interest, in the case of the Deutschmark notes, declining in each case to 100% of their principal amount at maturity, plus accrued interest, on or after 30 November 2004. During 2003, no initial principal amount of the notes was purchased (2002: DM18,955,000 and L11,812,000). On 31 December 2001, the Deutschmark denominated 1997 Senior
Notes were  redenominated  from Deutschmarks to Euros at a rate of DM1.95583 per
(euro)1.00.

In July 1998, COLT issued Deutschmark denominated senior notes ("1998 Senior Notes") with aggregate principal amount at maturity of DM 600,000,000. A total of L204,332,000 was raised before issuance costs of L5,875,000.
These costs have been deducted from the principal amount of the 1998 Senior Notes and are charged to the profit and loss account over five years. The 1998 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 31 January 1999. The 1998 Senior Notes mature on 28 July 2008. The 1998 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1998 Senior Notes are redeemable at the option of the Group, in whole or in part, at any time on or after 31 July 2003, initially at 103.8125% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after 31 July 2005. During 2003, no initial principal amount of the notes was repurchased (2002: DM83,755,000). On 31 December 2001, the 1998 Senior Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per (euro)1.00.


20-F 2004 Financial Statements     - F 29 -

In December 1999, COLT issued Euro denominated senior notes ("1999 Senior Notes") with aggregate principal amount at maturity of (euro)320,000,000. A
total   of   L200,338,000    was   raised   before   issuance   costs   of
L4,838,000.  These costs have been deducted  from the principal  amount of the 1999 Senior Notes and are charged to the profit and loss account over five years. The 1999 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 15 June 2000. The 1999 Senior Notes mature on 15 December 2009. The 1999 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1999 Senior Notes are redeemable at the option of the Group, in whole or in part, at any time on or after 15 December 2004, initially at 103.8125% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2007. During 2003, no initial principal amount of the notes was repurchased (2002:
(euro)46,750,000).

Fair value of financial instruments

The fair values of the Group's financial instruments noted above are disclosed in note 21.


20-F 2004 Financial Statements     - F 30 -

16. Provisions for liabilities and charges

                                     Property               Severance              Total                 Total
                                     L'000                  L'000                  L'000                 $'000
                                     --------               --------               --------              --------
At 1 January 2003                    59,268                 28,100                 87,368                155,883
Unwinding of discount                1,133                  --                     1,133                 2,021
Utilised in the year                 (14,066)               (13,121)               (27,187)              (48,507)
Sale of subsidiary                   --                     (2,567)                (2,567)               (4,580)
Exchange difference                  3,647                  466                    4,113                 7,338
                                     --------               --------               --------              --------
At 31 December 2003                  49,982                 12,878                 62,860                112,155
                                     ========               ========               ========              ========

In 2001, the Group made provision against future rents, services, and reinstatement costs associated with ISCs being closed or "mothballed" and excess lease pace. Such provisions will be utilised over the next 13 years and represent the net present value of the future estimated costs.

In 2002, the Group made provision for staff reduction programmes, which is expected to be utilised over the next 12 months.

                                                                              At 31 December
                                                          -----------------------------------------------------
Maturity profile of property provision                    2002                   2003                  2003
                                                          L'000                  L'000                 $'000
                                                          --------               --------              --------
Payable in less than one year                             18,274                 13,356                23,830
Payable between one and two years                         8,975                  9,580                 17,093
Payable between two and five years                        16,436                 14,447                25,776
Payable in more than five years                           15,583                 12,599                22,479
                                                          --------               --------              --------
                                                          59,268                 49,982                89,178
                                                          ========               ========              ========


20-F 2004 Financial Statements      - F 31 -

17. Cash Flow Reconciliations

Reconciliation of operating loss to net cash inflow from operating activities

                                                                                     Year ended 31 December
                                                                   -------------------------------------------------------------
                                                                   2001              2002              2003             2003
                                                                   L'000             L'000             L'000            $'000
                                                                   --------          --------          --------         --------
Operating loss                                                     (359,931)         (778,594)         (77,047)         (137,467)
Depreciation of tangible fixed assets                              293,156           800,583           240,832          429,693
Amortisation of goodwill                                           2,575             12,305            2,116            3,775
Profit on sale of subsidiaries                                     --                --                (2,453)          (4,377)
Exchange differences                                               (962)             540               387              691
Decrease in inventories                                            31,051            --                --               --
Decrease in debtors                                                10,243            56,881            20,681           36,899
Increase (decrease) in creditors                                   2,144             24,948            (9,463)          (16,884)
Movement in provision for liabilities and charges (note 16)        61,406            22,616            (27,187)         (48,507)
                                                                   --------          --------          --------         --------
Net cash inflow from operating activities                          39,682            139,279           147,866          263,823
                                                                   ========          ========          ========         ========


20-F 2004 Financial Statements      - F 32 -

18. Analysis of Net Debt

                                                                              Accretion and
                                                                              amortisation  Gain on
                                     At 31                       Exchange     of finance    purchase
                                     December      Cash flow     gain (loss)  on notes      of debt           At 31 December
                                     --------      --------      --------     --------      --------      --------      --------
                                     2002                                                                 2003          2003
                                     L'000         L'000         L'000        L'000         L'000         L'000         $'000
                                     --------      --------      --------     --------      --------      --------      --------
Investments in liquid resources      889,590       (187,765)     40,318       --            --            742,143       1,324,132
Cash at bank and in hand             45,292        12,458        2,489        --            --            60,239        107,478
Senior convertible notes             (639,829)     9,606         (54,049)     (22,047)      6,188         (700,131)     (1,249,174)
Senior discount notes                (142,408)     134,869       6,138        --            1,401         --            --
Senior notes                         (411,662)     --            (31,324)     (1,432)       --            (444,418)     (792,931)
                                     --------      --------      --------     --------      --------      --------      --------
Total net funds (debt)               (259,017)     (30,832)      (36,428)     (23,479)      7,589         (342,167)     (610,495)
                                     ========      ========      ========     ========      ========      ========      ========

Analysed in the Balance Sheet:

Investments in liquid resources      889,590                                                              742,143       1,324,132
Cash at bank and in hand             45,292                                                               60,239        107,478
Creditors amounts falling due
    after more than one year         (1,193,899)                                                          (1,144,549)   (2,042,105)
                                     --------                                                             --------      --------
Total net debt                       (259,017)                                                            (342,167)     (610,495)
                                     ========                                                             ========      ========


                                                                              Accretion and
                                                                              amortisation  Gain on
                                     At 31                       Exchange     of finance    purchase
                                     December      Cash flow     gain (loss)  on notes      of debt           At 31 December
                                     --------      --------      --------     --------      --------      --------      --------
                                     2001                                                                 2002          2002
                                     L'000         L'000         L'000        L'000         L'000         L'000         $'000
                                     --------      --------      --------     --------      --------      --------      --------
Investments in liquid resources      1,259,080     (400,390)     30,900       --            --            889,590       1,587,206
Cash at bank and in hand             45,397        3,190         (3,295)      --            --            45,292        80,810
Senior convertible notes             (657,417)     31,811        (39,849)     (24,380)      50,006        (639,829)     (1,141,583)
Senior discount notes                (201,936)     27,138        15,901       --            16,489        (142,408)     (254,084)
Senior notes                         (458,672)     38,328        (24,063)     (2,428)       35,173        (411,662)     (734,487)
                                     --------      --------      --------     --------      --------      --------      --------
Total net funds (debt)               (13,548)      (299,923)     (20,406)     (26,808)      101,668       (259,017)     (462,138)
                                     ========      ========      ========     ========      ========      ========      ========

Analysed in the Balance Sheet:

Investments in liquid resources      1,259,080                                                            889,590       1,587,206
Cash at bank and in hand             45,397                                                               45,292        80,810
Creditors amounts falling due
    after more than one year         (1,318,025)                                                          (1,193,899)   (2,130,154)
                                     --------                                                             --------      --------
Total net debt                       (13,548)                                                             (259,017)     (462,138)
                                     ========                                                             ========      ========


20-F 2004 Financial Statements      - F 33 -

Management of liquid resources
Cash  inflows  from  liquid  resources  for the year  were  L189,395,000  (2002:
L400,500,000),  while cash outflows to liquid  resources were L1,630,000  (2002:
L110,000).
Finance costs
There were no costs of issue of ordinary shares in the Group Cash Flow Statement in 2003 and 2002 (2001:L3,217,000).

19. Capital Commitments

                                                                                  At 31 December
                                                               -----------------------------------------------------
                                                               2002                   2003                  2003
                                                               L'000                  L'000                 $'000
                                                               --------               --------              --------
Future capital expenditure contracted but not provided for     47,832                 23,371                41,700
                                                               ========               ========              ========



20. Financial Commitments

The Group has annual commitments under non-cancellable operating leases as follows:

                                                                                  At 31 December
                                                               -----------------------------------------------------
                                                               2002                   2003                  2003
                                                               L'000                  L'000                 $'000
                                                               --------               --------              --------
Land and buildings
Expiring within one year                                       1,437                  1,305                 2,328
Expiring between two and five years                            6,906                  12,530                22,356
Expiring in over five years                                    29,492                 20,340                36,291
                                                               --------               --------              --------
                                                               37,835                 34,175                60,975
                                                               ========               ========              ========

Other
Expiring within one year                                       1,552                  535                   955
Expiring between two and five years                            1,966                  1,162                 2,073
Expiring in over five years                                    92                     37                    66
                                                               --------               --------              --------
                                                               3,610                  1,734                 3,094
                                                               ========               ========              ========

Forward currency contracts
In 2002, COLT terminated its bank facility and its conditional requirement to hold a series of British pound forward contracts to purchase U.S. $94,200,000. The Group had no outstanding contracts at 31 December 2003.


20-F 2004 Financial Statements      - F 34 -

21. Financial Instruments

The Group's treasury objectives, policies and strategies are outlined within the Financial Review on pages 22 and 23 of the Annual Report under the heading "Treasury Policy" excluding the paragraph titled "Sensitivity analysis". Except for disclosures under currency exposure below, the following financial information excludes the Group's short term debtors and creditors.

Interest rate and currency profile of financial liabilities

                                                                        At 31 December 2003
                                        ----------------------------------------------------------------------------
                                        Weighted               Weighted               Total                 Total
                                        average                average                financial             financial
                                        interest               period for             liabilities           liabilities
                                        rate                   which rate
                                                               is fixed

Currency:                               %                      Years                  L'000                 $'000
                                        --------               --------               --------              --------
Non-convertible debt
British pound                           10.1                   4                      38,188                68,135
Euro                                    7.8                    5                      406,230               724,796
                                        --------               --------               --------              --------
Total                                   7.9                    5                      444,418               792,931
                                        ========               ========               ========              ========
Convertible debt
Euro                                    5.1                    3                      700,131               1,249,174
                                        ========               ========               ========              ========


                                                                        At 31 December 2002
                                        ----------------------------------------------------------------------------
                                        Weighted               Weighted               Total                 Total
                                        average                average                financial             financial
                                        interest               period for             liabilities           liabilities
                                        rate                   which rate
                                                               is fixed

Currency:                               %                      Years                  L'000                 $'000
                                        --------               --------               --------              --------
Non-convertible debt
British pound                           10.1                   5                      38,211                68,176
Euro                                    7.8                    6                      373,451               666,311
U.S. dollar                             13.6                   4                      142,408               254,084
                                        --------               --------               --------              --------
Total                                   9.4                    6                      554,070               988,571
                                        ========               ========               ========              ========
Convertible debt
Euro                                    5.1                    4                      639,829               1,141,583
                                        ========               ========               ========              ========

Additional details, including a maturity profile, of the financial liabilities are set out in note 15. All financial liabilities shown in the table are at fixed rates of interest.

Provisions
All financial assets as at 31 December 2003 are floating rate assets bearing interest at market rates, fixed in advance. In addition, the Group's provision of L49,982,000 (2002: L59,268,000) for vacant leasehold properties
(note 16) meet the definition of financial liabilities. These financial liabilities are considered to be floating rate financial liabilities. This is because in establishing the provision the cash flows have been discounted and the discount rate is re-appraised at each half yearly reporting date to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.


20-F 2004 Financial Statements      - F 35 -

Interest rate and currency profile of financial assets

                                                                                     At 31 December
                                                               -----------------------------------------------------
                                                               Total                  Total                 Total
                                                               assets                 assets                assets
                                                               2002                   2003                  2003
Currency:                                                      L'000                  L'000                 $'000
                                                               --------               --------              --------
British pound                                                  389,571                238,514               425,557
Euro                                                           500,771                557,889               995,385
U.S. dollar                                                    39,502                 1,502                 2,680
Other                                                          5,038                  4,477                 7,988
                                                               --------               --------              --------
Total                                                          934,882                802,382               1,431,610
                                                               ========               ========              ========

Currency exposure
The following table shows the Group's net currency exposures that give rise to those exchange gains and losses which are taken to the profit and loss account. Such exposures comprise monetary assets and liabilities of the Group that are not denominated in the operational or functional currency of the operating company involved.

                                              Net foreign currency monetary assets (liabilities)
Functional currency:                                        At 31 December 2003
                       ------------------------------------------------------------------------------------------------
                       British
                       pound             U.S. dollar      Euro              Other             Total            Total
                       L'000             L'000            L'000             L'000             L'000            $'000
                       --------          --------         --------          --------          --------         --------
British pound          --                971              (1,330)           1,197             838              1,495
Euro                   (110)             (5,752)          --                (89)              (5,951)          (10,618)
Other                  (41)              (403)            2,568             (14)              2,110            3,765
                       --------          --------         --------          --------          --------         --------
Total                  (151)             (5,184)          1,238             1,094             (3,003)          (5,358)
                       ========          ========         ========          ========          ========         ========


                                                              Net foreign currency monetary assets (liabilities)
Functional currency:                                                          At 31 December 2002
                                                  --------------------------------------------------------------------------
                       British
                       pound             U.S. dollar      Euro              Other             Total            Total
                       L'000             L'000            L'000             L'000             L'000            $'000
                       --------          --------         --------          --------          --------         --------
British pound          --                (103,612)        (4,815)           11                (108,416)        (193,436)
Euro                   (359)             (1,181)          --                (193)             (1,733)          (3,092)
Other                  (264)             (368)            1,351             7                 726              1,296
                       --------          --------         --------          --------          --------         --------
Total                  (623)             (105,161)        (3,464)           (175)             (109,423)        (195,232)
                       ========          ========         ========          ========          ========         ========


20-F 2004 Financial Statements      - F 36 -

Fair value of financial instruments
The following table shows the carrying amounts and the fair values of the Group's financial instruments at 31 December 2002 and 2003. The carrying amounts of the non-derivatives are included in the Group balance sheet under indicated headings. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale.

                                                          Carrying amount                            Fair value
                                                          At 31 December                           At 31 December
                                               -----------------------------------      ------------------------------------
                                               2002          2003         2003          2002          2003          2003
                                               L'000         L'000        $'000         L'000         L'000         $'000
                                               --------      --------     --------      --------      --------      --------
Non-derivatives
Assets
     Investments in liquid resources (i)       889,590       742,143      1,324,132     889,590       742,143       1,324,132
     Cash at bank and in hand (i)              45,292        60,239       107,478       45,292        60,239        107,478

Liabilities
     Euro senior convertible notes (ii)        639,829       700,131      1,249,174     267,536       660,266       1,178,047
     U.S. dollar senior discount notes (ii)    142,408       --           --            95,413        --            --
     Euro senior notes (ii)                    373,451       406,230      724,796       211,862       404,620       721,923
     British pound senior notes (ii)           38,211        38,188       68,135        23,677        38,570        68,817

Derivatives
     Warrants (iii)                            --            --           --            852           1,051         1,875

(i)     The carrying amount of cash at bank and in hand and investments in liquid resources approximated to their fair values due to the short maturity of the instruments held.
(ii)    The fair values of the Company's  senior  convertible,  senior discount and senior notes have been estimated on the basis of market prices.
(iii)   The Group has received warrants from certain suppliers in the ordinary course of business.


20-F 2004 Financial Statements      - F 37 -

22. Pension Arrangements

The Group operates a number of defined contribution pension schemes in its subsidiaries.

Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the scheme. The pension cost
for  2003  amounted  to  L11,087,000   (2002:   L12,477,000,   2001:
L8,510,000).

COLT Telecom AG, the Group's Swiss operating company, entered into a defined contribution pension scheme in December 2002. Under Swiss law, employees are guaranteed a minimum return on the assets of the scheme. COLT Telecom AG has an arrangement with a Switzerland based insurance company to insure the minimum commitment in full. If the insurance company was unable to meet the minimum guaranteed commitment, then COLT Telecom AG would be required to fund any deficit. The Directors consider the likelihood of such a situation arising as remote. At 31 December 2003, the pension scheme had assets and liabilities of
L7,700,000   (2002:   L11,500,000)   and  prepaid  contributions  of
L30,000 (2002: nil).




23. Transactions with Related Entities

The UK pension scheme is administered by Fidelity Pensions Management Limited, a subsidiary of Fidelity Investments Management Limited ("FIML"), a wholly owned subsidiary of Fidelity International Limited ("FIL"). The fees for the above services for the year ended 31 December 2003 were approximately L127,000 (2002: L170,000, 2001: L88,000).

The Group has certain agreements with Fidelity Capital Associates Inc. ("FCA"), a wholly owned subsidiary of Fidelity Management & Research Corp. ("FMR Corp."), which allow, under certain circumstances, for the Group to obtain consulting services from, or provide consulting services to, FCA. Compensation under the agreements is at prevailing market rates set each year. No services were provided by the Group or to the Group in 2003 or 2002.

Pursuant to a contract with the Group, certain FMR Corp. and FIL employees provide consulting and other services to the Group at agreed rates. The fees for these services for the year ended 31 December 2003 were approximately
L1,932,000,   (2002:  L1,377,000,  2001:  L110,000),  for  FMR
employees and  L1,095,000 for FIL employees (2002:  L300,000,  2001:
Lnil). At 31 December 2003 there were creditor balances outstanding to FMR and FIL of L822,000 and L741,000 respectively.

An amount of L3,194,000 was billed during 2003 to FIL for voice, data and eBusiness services (2002:L3,880,000, 2001:L1,059,000).

An amount of L916,000 was billed during 2003 by Teranua, a 100% owned subsidiary of FMR Corp, for consultancy services (2002:Lnil, 2001:Lnil).


20-F 2004 Financial Statements      - F 38 -

24. Company Balance Sheet

                                                                                                    At 31 December
                                                                               -----------------------------------------------------
                                                                                   2002                   2003                  2003
                                                            Notes                 L'000                  L'000                 $'000
                                                          --------             --------               --------              --------
Fixed assets
    Tangible fixed assets                                     b                  14,044                 17,149                30,597
    Investments                                               c               1,744,330              1,785,331             3,185,388
                                                                               --------               --------              --------
Total fixed assets                                                            1,758,374              1,802,480             3,215,985

Current assets
    Prepaid expenses and other debtors                        d                   6,663                  5,923                10,568
    Investments in liquid resources                                             424,980                237,349               423,478
    Cash at bank and in hand                                                          6                      9                    16
                                                                               --------               --------              --------
Total current assets                                                            431,649                243,281               434,062
                                                                               --------               --------              --------
Total assets                                                                  2,190,023              2,045,761             3,650,047
                                                                               ========               ========              ========

Capital and reserves
    Called up share capital                                                      37,688                 37,754                67,361
    Share premium                                                             2,314,335              2,315,904             4,132,036
    Merger reserve                                                               27,227                 27,359                48,814
    Shares to be issued (note 13)                                                   454                    215                   384
    Profit and loss account                                   e              (1,424,694)           (1,518,339)           (2,709,020)
                                                                               --------               --------              --------
Equity shareholders' funds                                                      955,010                862,893             1,539,575

Provisions for liabilities and charges                                            3,611                 4,401                  7,851

Creditors
    Amounts falling due within one year                       f                  37,503                 33,918                60,516
    Amounts falling due after more than one year:             g
       Convertible debt                                                         639,829                700,131             1,249,174
       Non-convertible debt                                                     554,070                444,418               792,931
                                                                               --------               --------              --------
    Total amounts falling due after more than one year                        1,193,899              1,144,549             2,042,105
                                                                               --------               --------              --------
Total creditors                                                               1,231,402              1,178,467             2,102,621
                                                                               --------               --------              --------
Total liabilities, capital and reserves                                       2,190,023              2,045,761             3,650,047
                                                                               ========               ========              ========

Approved by the Board of Directors on 24 February 2003 and signed on its behalf by:

Barry Bateman, Chairman of the Board of Directors
Steve Akin, President, Chief Executive Officer and Director


Notes to the company balance sheet

a) Profit and Loss account
As permitted by Section 230 of the Companies Act of 1985, the parent company's profit and loss account has not been included in these financial statements. The parent company's loss for the period was L174,697,000 (2002: loss of L1,594,442,000).


20-F 2004 Financial Statements      - F 39 -

b) Tangible fixed assets                                Computers,
                                                        equipment,
                                                        fixtures &            Systems
                                                        fittings and          under
                                                        vehicles              development           Total                Total
                                                        L'000                 L'000                 L'000                $'000
                                                        --------              --------              --------             --------
Cost
    At 1 January 2002                                   11,496                22,878                34,374               61,330
    Additions                                           326                   20,682                21,008               37,482
    Transfers                                           13,145                (30,514)              (17,369)             (30,990)
                                                        --------              --------              --------             --------
    At 31 December 2002                                 24,967                13,046                38,013               67,822
    Additions                                           50                    12,728                12,778               22,799
    Transfers                                           10,876                (14,573)              (3,697)              (6,596)
                                                        --------              --------              --------             --------
    At 31 December 2003                                 35,893                11,201                47,094               84,025
                                                        ========              ========              ========             ========

Accumulated depreciation
    At 1 January 2002                                   7,764                 5,343                 13,107               23,386
    For the year                                        4,129                 --                    4,129                7,367
    Transfers                                           5,110                 (5,343)               (233)                (416)
    Impairment charge                                   6,966                 --                    6,966                12,429
                                                        --------              --------              --------             --------
    At 31 December 2002                                 23,969                --                    23,969               42,766
    For the year                                        5,976                 --                    5,976                10,662
                                                        --------              --------              --------             --------
    At 31 December 2003                                 29,945                --                    29,945               53,428
                                                        ========              ========              ========             ========

Net book value
    At 31 December 2002                                 998                   13,046                14,044               25,057
                                                        ========              ========              ========             ========
    At 31 December 2003                                 5,948                 11,201                17,149               30,597
                                                        ========              ========              ========             ========


c) Investments                                                                                      L'000                $'000
                                                                                                    --------             --------
At 1 January 2002                                                                                   330,717              590,065
Reclassified loans to subsidiary undertakings                                                       1,322,994            2,360,486
Additions                                                                                           1,763,431            3,146,314
Impairment                                                                                          (1,773,758)          (3,164,739)
Foreign exchange difference                                                                         100,946              180,108
                                                                                                    --------             --------
At 31 December 2002                                                                                 1,744,330            3,112,234
Additions                                                                                           193,974              346,088
Disposals                                                                                           (15,068)             (26,884)
Impairment                                                                                          (305,422)            (544,934)
Foreign exchange difference                                                                         167,517              298,884
                                                                                                    --------             --------
At 31 December 2003                                                                                 1,785,331            3,185,388
                                                                                                    ========             ========

See note 26 for additional subsidiary information.


20-F 2004 Financial Statements      - F 40 -

d) Prepaid expenses and other debtors                                                              At 31 December
                                                                                     -------------------------------------------
                                                                                     2002              2003             2003
                                                                                     L'000             L'000            $'000
                                                                                     --------          --------         --------
Other debtors                                                                        5,305             4,628            8,258
Prepayments                                                                          1,358             1,295            2,310
                                                                                     --------          --------         --------
                                                                                     6,663             5,923            10,568
                                                                                     ========          ========         ========

e) Profit and loss account
                                                                                                       L'000            $'000
                                                                                                       --------         --------
At 1 January 2002                                                                                      102,256          182,445
Retained profit (loss) for the period                                                                  (1,594,442)      (2,844,803)
Exchange differences (includingL33,453,000 loss on net foreign currency borrowings)                    67,492           120,419
                                                                                                       --------         --------
At 31 December 2002                                                                                    (1,424,694)      (2,541,939)
Retained profit (loss) for the period                                                                  (174,697)        (311,694)
Exchange differences (includingL86,465,000 loss on net foreign currency borrowings)                    81,052           144,613
                                                                                                       --------         --------
At 31 December 2003                                                                                    (1,518,339)      (2,709,020)
                                                                                                       ========         ========

f) Creditors - amounts falling due within one year
                                                                                                   At 31 December
                                                                                     -------------------------------------------
                                                                                     2002              2003             2003
                                                                                     L'000             L'000            $'000
                                                                                     --------          --------         --------
Accrued expenses                                                                     35,356            33,918           60,516
Amounts owed to group undertakings                                                   2,147             --               --
                                                                                     --------          --------         --------
                                                                                     37,503            33,918           60,516
                                                                                     ========          ========         ========

g) Creditors - amounts falling due after more than one year
                                                                                                   At 31 December
                                                                                     -------------------------------------------
                                                                                     2002              2003             2003
                                                                                     L'000             L'000            $'000
                                                                                     --------          --------         --------
Repayable between one and two years
    Senior convertible notes                                                         --                107,771          192,285
Repayable between two and three years
    Senior convertible notes                                                         98,283            355,732          634,697
Repayable between three and four years
    Senior convertible notes                                                         321,057           236,628          422,192
    Senior notes                                                                     --                83,328           148,674
    Senior discount notes                                                            142,408           --               --
Repayable between four and five years
    Senior convertible notes                                                         220,489           --               --
    Senior notes                                                                     79,861            176,791          315,431
Repayable in more than five years
    Senior notes                                                                     331,801           184,299          328,826
                                                                                     --------          --------         --------
                                                                                     1,193,899         1,144,549        2,042,105
                                                                                     ========          ========         ========


20-F 2004 Financial Statements      - F 41 -

25. Summary of differences between U.K. Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with U.K. GAAP and on the basis of presentation as set out in Note 1, which differs in certain respects from U.S. GAAP. The main differences between U.K. GAAP and U.S. GAAP which affect the Group's consolidated net losses and net equity are set out below.

a. Effects of conforming to U.S. GAAP - impact on net loss

                                                                                              Year ended 31 December
                                                                               -----------------------------------------------------
                                                                               2001           2002           2003          2003
                                                                               L'000          L'000          L'000         $'000
                                                                               --------       --------       --------      --------
Loss for period under U.K. GAAP                                                (360,369)      (718,282)      (124,647)     (222,395)
U.S. GAAP adjustments:
     Amortisation of intangibles (i) (x)                                       905            1,076          2,116         3,775
     Capitalised interest, net of depreciation (ii)                            13,159         3,662          (3,082)       (5,499)
     Deferred compensation (i) (iii)                                           (1,991)        (1,946)        (1,012)       (1,806)
     Payroll taxes on employee share schemes (iv)                              (611)          (68)           385            687
     Profit on sale of IRUs (v)                                                (900)          1,044          1,044         1,863
     Installation revenue (vi)                                                 (23,436)       (3,172)        3,469         6,189
     Direct costs attributable to installation revenue (vi)                    23,436         3,172          (4,231)       (7,549)
     Warrants (vii)                                                            1,843          (991)          199           355
     Amount written off investment in own shares (viii)                        2,757          409            --            --
     Gain on forward foreign exchange contracts (ix)                           424            (424)          --            --
     Impairment (x) (xi)                                                       --             104,390        (11,221)      (20,020)
     Payments by COLT Inc./FMR Corp (xii)                                      (58)
                                                                               --------       --------       --------      --------
Loss for period under U.S. GAAP                                                (344,841)      (611,130)      (136,980)     (244,400)
                                                                               ========       ========       ========      ========
Ordinary shares used in calculation of basic and diluted loss per share (`000) 745,550        1,507,164      1,507,771     1,507,771
                                                                               ========       ========       ========      ========
Basic and diluted loss per share                                               L(0.46)        L(0.41)        L(0.09)       $(0.16)
                                                                               ========       ========       ========      ========

(i)     On 15 July 1998,  the Group  completed the  acquisition  of ImagiNet.  A total of 1,395,292  ordinary  shares were issued at completion. An additional 476,208 remained to be issued during 1999 and 2000 subject to certain criteria being met.

        On 3 July 2001, the Group acquired all the share capital of Fitec. A total of 1,518,792  ordinary shares and 4,040,000 Euros was paid at completion  with an additional  317,784  ordinary shares and 1,200,000 Euros paid over the two year period ended
        June 2003, subject to certain criteria being met.

        Under U.K.  GAAP, the deferred  shares and payments have been included in the purchase  consideration.  The excess  purchase consideration  over the fair value of assets and liabilities  acquired is attributed to goodwill and is being amortised over its estimated economic life.

        Under U.S.  GAAP these  deferred  shares and  payments  are  excluded  from the purchase  consideration  and  recognised  as compensation  expense in the profit and loss accounts  over the period in which the payments  vest.  The total  compensation charge for 2003 was L301,000 (2002:  L1,154,000,  2001: L853,000). The goodwill which arose on acquisition for U.S. purposes was L13,281,000 (2002: L20,594,000, 2001: L20,594,000).

(ii)    Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

(iii)   The Group operates an Inland  Revenue  approved  Savings-Related  Share Option Scheme  ("SAYE"  Scheme).  Under this scheme, options may be granted at a discount of up to 20%.  Under U.K.  GAAP no charge is taken in relation to the  discount.  Under
        U.S. GAAP,  the difference  between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.

        Also under U.S. GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable  accounting for all existing awards subject to the offer.  Variable accounting commences for all existing awards when the offer is made, and for those awards that are  retained by


20-F 2004 Financial Statements      - F 42 -


        employees because the offer is declined,  variable accounting  continues until the awards are exercised,  are forfeited,  or expire  unexercised.  New awards are accounted for as variable to the extent that the  previous,  higher priced  options are cancelled.

        The total expected  compensation cost is recorded within equity shareholders' funds as unearned  compensation and additional paid in share  capital  respectively,  with the  compensation  being charged to the profit and loss account over the vesting period.  The  charge  for the year ended 31  December  2003  under the SAYE  scheme  was  L711,000  (2002:  L792,000,  2001:
        L1,138,000). At 31 December 2003 there were 3,097,000 variable SAYE options outstanding.

(iv)    The Group operates a number of employee share schemes on which it incurs employer  payroll taxes.  Under U.K. GAAP, the cost of the employer taxes is recognised over the period from the date of grant to the end of the performance period.  Under U.S.
        GAAP, the cost is recognised when the tax obligation arises.

(v)     In 2000 and 2001 the Group  concluded a number of  infrastructure  sales in the form of 20-year  indefeasible  rights-of-use
        ("IRU") with characteristics, which qualify the transaction as outright sales for U.K. GAAP. Under U.S. GAAP these sales are treated as a 20 year operating lease. There were no infrastructure sales in 2003 or 2002 hence the adjustment represents the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.

(vi)    In accordance  with SAB 101 "Revenue  Recognition in Financial  Statements",  for the year ended 31 December 2003,  customer installation  revenues together with attributable  direct costs, up to the level of the associated  revenue,  are recognised over the expected customer  relationship  period. The relationship  period for wholesale  customers was reduced from five to three years during 2002 and resulted in additional  release of L11.4  million under U.S. GAAP in 2002. At 31 December  2003, the cumulative impact on net losses under SAB 101 was L0.8 million,  representing  cumulative deferred installation revenues of L54.2 million and costs of L53.4 million.

(vii)   The Group has received  warrants from certain  suppliers in the ordinary course of business.  Under U.K. GAAP,  warrants are treated as financial assets and recorded at the lower of cost or fair value.  Hence for U.K. GAAP purposes the warrants have been recognised at nil.

        At 31 December 2000,  under U.S. GAAP, the warrants were recorded at fair value with  unrecognised  gains included in "Other
        Comprehensive  Income" within equity  shareholders'  funds. As required by FAS 133  "Accounting for Derivative  Instruments"
        ("FAS 133"), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at 31 December
        2000 and subsequent changes in fair value are reflected in the profit and loss account.

(viii)  Under U.K. GAAP,  shares held by a QUEST and similar employee share trusts,  are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP,  these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds.

(ix)    The Group entered into forward  foreign  exchange  contracts for payments  relating to its U.S.  dollar  denominated  senior discount  notes,  a portion of which were  purchased  during the 12 months ended 31 December  2001.  As a result,  the Group recognised an unrealised gain on that ineffective  portion of the hedge  attributable to the purchased notes. The adjustment of L424,000 in 2002 is to reverse the unrealised gain recognised in 2001. There were no open forward contracts at the end of
        2003.

(x)     The Group has adopted FAS 141 Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 142 requires that goodwill and intangible assets with indefinite  useful lives not be amortised but should be tested for impairment  annually.
        Goodwill on acquisitions  made before 1 July 2001 continued to be amortised until 31 December 2001. Hence prior to 1 January
        2002, the Group  amortised the goodwill  arising on the  acquisition of ImagiNet over its useful  economic life of 10 years.
        Other intangibles assets of L2.5 million were identified by management upon the acquisition of Fitec on 3 July 2001.

        At 30 September 2002, as set out in note (xi), the Group completed an impairment  review of its reporting units. As a result the goodwill and other  intangible  assets  attributable to Fitec were considered fully impaired and written off. These were also written off in full for U.K. GAAP purposes. In December 2003 the Group disposed of its interest in Fitec.

        The Group had unamortised  goodwill of L8.5 million at December 2003,  which is no longer amortised under U.S. GAAP but will be assessed for impairment annually in accordance with FAS 142.  Amortisation expense related to goodwill,  under U.K. GAAP, was L2.1 million in 2003. The adjustment represents the writeback of this amortisation.

(xi)    FAS 144 requires long-lived assets be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived  asset is not recoverable.  On a regular basis,  the undiscounted  estimated future net cash flows associated with the asset are compared to the asset's  carrying amount to determine if an impairment has occurred.  If such assets are deemed impaired,  an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised.  If quoted market prices for the assets are not available,  the fair value is calculated  using the present value of estimated  expected future net cash flows. The cash flow  calculations  are based on management's  best estimates, using appropriate assumptions and projections at the time.

        During the third quarter of 2002, the Group recorded  charges of L443.8 million under U.S. GAAP to reflect the impairment of goodwill,  other intangible assets, network and non-network fixed assets,  resulting in a GAAP difference of L107.2 million.
        The charge for the year ended 31 December 2003, represents the charge for depreciation in respect of the assets that had not been impaired for U.S. GAAP purposes.  The adjustment  for the year ended 31 December  2002,  reflects the lower  impairment charge for U.S. GAAP purposes, net of associated depreciation.

(xii)   On 27 December 1996,  COLT Inc. sold 7,200,000  ordinary  shares it owned in COLT to James P. Hynes and Paul W. Chisholm for total consideration of US$1,867,500. COLT Inc made no payments relating to this transaction during 2003, 2002 and 2001.

        Pursuant to a contract with the Company,  certain FMR Corp.  employees provided consulting and other services to the Company at agreed rates. FMR Corp. also provided additional  compensation and benefits to these employees related to services to the
        Company. No payments were made in 2003 (2002: nil, 2001: L58,000).


20-F 2004 Financial Statements      - F 43 -


        Under U.K. GAAP, the payments are recorded as related party  transactions  while under U.S. GAAP, the payments are reflected as an expense and a capital contribution by the relevant entity.


20-F 2004 Financial Statements      - F 44 -

b. Effects of conforming to U.S. GAAP - impact on net equity


                                                                                              At 31 December
                                                                           -----------------------------------------------------
                                                                           2002                   2003                  2003
                                                                           L'000                  L'000                 $'000
                                                                           --------               --------              --------
Equity shareholders' funds under U.K. GAAP                                 955,010                862,893               1,539,575
U.S. GAAP adjustments:
     Shares to be issued (i)                                               (82)                   _                     _
     Deferred compensation (i) (iii)                                       (9,754)                (10,766)              (19,209)
     Unearned compensation (i) (iii)                                       (3,667)                (1,510)               (2,694)
     Additional paid in share capital (i) (iii)                            13,421                 12,276                21,903
     Amortisation of intangibles (i) (x)                                   3,900                  6,016                 10,734
     Own shares held in trust (xii) (see note 13)                          (206)                  (195)                 (348)
     Warrants (vii)                                                        852                    1,051                 1,875
     Deferred profit on sale of IRUs (v)                                   (18,767)               (17,723)              (31,621)
     Capitalised interest, net of depreciation (ii)                        40,961                 37,879                67,584
     Impairment (xi)                                                       104,390                93,169                166,231
     Deferred profit on installations (vi)                                 --                     (762)                 (1,360)
     Payroll taxes on employee share schemes (iv)                          --                     385                   687
                                                                           --------               --------              --------
Approximate equity shareholders' funds under U.S. GAAP                     1,086,058              982,713               1,753,357
                                                                           ========               ========              ========

(i) to (xii) see note (a) for description of adjustments.
(xiii) Under UK. GAAP,  shares held by a QUEST and similar  employee  schemes are recorded as fixed asset  investments  at cost less amounts written off.
Under U.S. GAAP,  these shares are recorded at historical  cost in the balance sheet as a deduction from  shareholders'  funds.  The adjustment reflects the net impact on U.S. GAAP equity after the U.K. GAAP write-off recorded in 2002.


c. Income taxes
Under U.K. GAAP, deferred income taxes are accounted for to the extent that it is considered probable that a liability or asset will materialise in the foreseeable future.

Under U.S. GAAP, deferred taxes are accounted for on all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amount which are more likely than not to be realised in future tax returns.

The deferred tax asset is reconciled to the U.S. GAAP net deferred tax asset as follows:

                                                                                              At 31 December
                                                                           -----------------------------------------------------
                                                                           2002                   2003                  2003
                                                                           L'000                  L'000                 $'000
                                                                           --------               --------              --------
Deferred tax asset in financial statements (U.K. GAAP)                     --                     --                    --
Tax effects of timing differences:
    Tax losses:
       North region                                                        117,147                127,617               227,694
       Central region                                                      104,352                182,468               325,559
       South region                                                        27,863                 37,996                67,793
    Capital allowances and other timing differences                        124,237                149,562               266,849
                                                                           --------               --------              --------
Gross deferred tax assets under U.S. GAAP                                  373,599                497,643               887,895
Deferred tax valuation allowance                                           (373,599)              (497,643)             (887,895)
                                                                           --------               --------              --------
Net deferred tax assets under U.S. GAAP                                    --                     --                    --
                                                                           ========               ========              ========

d. Cash flow statement
The Group's financial statements present cash flow statements prepared using the principles of U.K. Accounting Standards FRS 1 (Revised), "Cash Flow Statements". The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 ("FAS 95"). Under FRS 1 (Revised) cash flows are presented for
(i) operating activities;  (ii) returns on investments and servicing of finance;
(iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii)


20-F 2004 Financial Statements      - F 45 -
management of liquid resources; and (viii) financing. FAS 95 requires presentation of cash flows from operating, investing and financing activities. The following statements summarise the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP.


20-F 2004 Financial Statements      - F 46 -

                                                                                       Year ended 31 December
                                                                     -----------------------------------------------------------
                                                                     2001              2002             2003            2003
                                                                     L'000             L'000            L'000           $'000
                                                                     --------          --------         --------        --------
Net cash inflow from operating activities                            66,031            112,082          110,543         197,231
Net cash used in investing activities                                (476,995)         846,965          (143,005)       (255,150)
Net cash provided by financing activities                            414,234           (97,167)         (142,845)       (254,864)
Effects of exchange differences on cash and cash equivalents         (1,434)           27,605           42,807          76,376
                                                                     --------          --------         --------        --------
Net increase in cash and cash equivalents                            1,836             889,485          (132,500)       (236,407)
Cash and cash equivalents at beginning of period                     43,561            45,397           934,882         1,668,017
                                                                     --------          --------         --------        --------
Cash and cash equivalents at end of period                           45,397            934,882          802,382         1,431,610
                                                                     ========          ========         ========        ========
Cash and cash equivalents at end of period                           45,397            934,882          802,381         1,431,609
Liquid resources                                                     1,259,080         --               --              --
                                                                     --------          --------         --------        --------
                                                                     1,304,477         934,882          802,381         1,431,609
                                                                     ========          ========         ========        ========

e. Equity shareholders' funds
The significant components of equity shareholders' funds under U.S. GAAP are as follows:

                                      Ordinary shares
                                   ---------------------                                        Total
                                                            Paid in      Retained               shareholders'
                                   Shares       Par         capital      earnings    Other      funds
                                   No'000       L'000       L'000        L'000       L'000      L'000
                                   --------     --------    --------     --------    --------   --------
At 1 January 2001                  700,951      17,524      1,836,202    (352,821)   12,763     1,513,668
Loss for period                                                          (344,841)              (344,841)
Stock issuance                     806,290      20,157      489,907                             510,064
Additional paid in capital                                  3,430                               3,430
Unearned compensation                                                    (1,118)                (1,118)
Capital contribution                                        58                                  58
Shares held in trust                                        1,121                               1,121
Warrants                                                                             (12,763)   (12,763)
Forward foreign exchange contracts                                                   6,098      6,098
Exchange differences                                                     (23,590)               (23,590)
                                   --------     --------    --------     --------    --------   --------
At 31 December 2001                1,507,241    37,681      2,330,718    (722,370)   6,098      1,652,127
Loss for period                    --           --          --           (611,130)   --         (611,130)
Stock issuance                     296          7           163          --          --         170
Additional paid in capital         --           --          1,031        --          --         1,031
Unearned compensation              --           --          --           928         --         928
Forward foreign exchange contracts --           --          --           --          (6,098)    (6,098)
Exchange differences               --           --          --           49,030      --         49,030
                                   --------     --------    --------     --------    --------   --------
At 31 December 2002                1,507,537    37,688      2,331,912    (1,283,542) --         1,086,058
Loss for period                    --           --          --           (136,980)   --         (136,980)
Stock issuance                     2,617        66          1,701        --          --         1,767
Additional paid in capital         --           --          (1,145)      --          --         (1,145)
Unearned compensation              --           --          --           2,011       --         2,011
Exchange differences               --           --          --           31,002      --         31,002
                                   --------     --------    --------     --------    --------   --------
At 31 December 2003                1,510,154    37,754      2,332,468    (1,387,509) --         982,713
                                   ========     ========    ========     ========    ========   ========
At 31 December 2003 ($'000)                     67,361      4,161,589    (2,475,593) --         1,753,357
                                                ========    ========     ========    ========   ========


20-F 2004 Financial Statements      - F 47 -

f. Other disclosures
New accounting standards
FAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets, was issued in July 2001. This standard was effective for the Group's fiscal year  beginning 1 January  2003.  The standard  provides  the  accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. Management has assessed the impact of the adoption of SFAS 143 on its consolidated financial statements and believes the impact is not material.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after 15 June 2003. Management has assessed the impact of adoption of EITF 00-21 on its consolidated financial statements and believes the impact is not material.



In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This standard requires the classification of certain freestanding financial instruments as liabilities measured at their fair value. Financial instruments within the scope of this standard include mandatorily redeemable shares, instruments that constitute an obligation to repurchase equity shares, or certain instruments that constitute an obligation that may be settled by issuing a variable number of equity shares. SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, or otherwise at the beginning of the first interim period beginning after 15 June 2003. Management has assessed the impact of adoption of SFAS No. 150 on its consolidated financial statements and believes the impact is not material.

FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, was issued in November 2002. The primary objective of FIN 45 is to elaborate in the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002. The provisions of the disclosure requirements are effective for financial years ending after 15 December 2002. Management has assessed the impact of the adoption of FIN 45 on its consolidated financial statements and believes the impact will not be material.

FASB Interpretation No. 46 ("FIN 46" or the "Interpretation"), Consolidation of Variable Interest Entities, an interpretation of ARB 51 was issued in January 2003. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For any variable interest entities created after 31 January 2003, FIN 46 is effective immediately. This Interpretation will be effective for the Group's fiscal year beginning 1 January 2004. Management believes the adoption of FIN 46 will have no impact on its consolidated financial statements.

g. Share option plans
At 31 December 2003, the Group had certain options outstanding under its share plans. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its share options and awards. Had compensation expense for share options and awards been determined in accordance with SFAS No.123, the Group's loss for period and basic and diluted loss per share would have been as follows:

                                                                                               Year ended 31 December
                                                                                    ---------------------------------------------
                                                                 2001               2002               2003              2003
                                                                 L'000              L'000              L'000             $'000
                                                                 --------           --------           --------          --------
Loss for period after exceptional items:
     As reported                                                 (344,841)          (611,130)          (136,980)         (244,400)
Add compensation charge in respect of SAYE scheme charged
    to the profit and loss account                               1,138              792                711               1,269
Less: Share based compensation charge
    calculated under the Black-Scholes model                     (27,654)           (16,870)           (16,777)          (29,932)
                                                                 --------           --------           --------          --------
Adjusted pro forma loss for the period                           (371,357)          (627,208)          (153,046)         (273,063)
                                                                 ========           ========           ========          ========
Basic and diluted loss per share
     As reported                                                 L(0.46)            L(0.41)            L(0.09)           $(0.16)
     As adjusted                                                 L(0.50)            L(0.42)            L(0.10)           $(0.18)

Solely for the purposes of providing the disclosures required by SFAS No. 123, the fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: volatility 40%, risk free interest rate prevailing at the time of grant (2.7% - 6.7%), expected lives of options 6 years and dividend yield 0%.


20-F 2004 Financial Statements      - F 48 -

26. Subsidiary Undertakings

The Company is the holding company of the Group and has the following principal operating subsidiary undertakings, each of which is a private company registered in its country of operation. The Company holds 100% of the allotted capital of all of its operating subsidiaries through intermediate holding companies and their results are included in the consolidated financial statements.

Name                                              Country of operation          Principal activities
--------------------------------------            ------------------            ----------------------------------------

COLT Telecommunications (unlimited company)       United Kingdom                Telecommunications and internet services provider
COLT Telecom GmbH                                 Germany                       Telecommunications and internet services provider
COLT Telecommunications France SAS                France                        Telecommunications and internet services provider
COLT Telecom AG                                   Switzerland                   Telecommunications and internet services provider
COLT Telecom SpA                                  Italy                         Telecommunications and internet services provider
COLT Telecom Espana SA                            Spain                         Telecommunications and internet services provider
COLT Telecom BV                                   The Netherlands               Telecommunications and internet services provider
COLT Telecom SA                                   Belgium                       Telecommunications and internet services provider
COLT Telecom Austria GmbH                         Austria                       Telecommunications and internet services provider
COLT Telecom AB                                   Sweden                        Telecommunications services provider
COLT Internet U.S. Corp.                          USA                           Intragroup internet services provider
COLT Telecom U.S. Corp.                           USA                           Intragroup telecommunications services provider
COLT Telecom A/S                                  Denmark                       Telecommunications and internet services provider
COLT Telecom A/S                                  Norway                        Telecommunications and internet services provider
COLTEL - Servicos de Telecommunicoes,             Portugal                      Telecommunications and internet services provider
                Unipessoal Lda
COLT Telecom Ireland Limited                      Ireland                       Telecommunications and internet services provider
COLT Telecom Finland OY                           Finland                       Telecommunications and internet services provider


20-F 2004 Financial Statements      - F 49 -

2003 Operating Statistics (Unaudited)

                                                        Q1                     Q2                     Q3                    Q4
                                                        --------               --------               --------              --------
Customers (at end of period) (i)
    North Region                                        4,799                  5,287                  5,334                 5,708
    Central Region                                      6,070                  6,385                  6,466                 6,838
    South Region                                        5,447                  5,662                  5,605                 7,019
                                                        --------               --------               --------              --------
       Total                                            16,316                 17,334                 17,405                19,565

Customers (at end of period) (i)
    Corporate                                           15,387                 16,363                 16,410                18,581
    Wholesale                                           929                    971                    995                   984
                                                        --------               --------               --------              --------
       Total                                            16,316                 17,334                 17,405                19,565

Switched minutes (million) (for quarter)
    North Region                                        1,444                  1,490                  1,519                 1,541
    Central Region                                      2,717                  2,784                  2,969                 3,480
    South Region                                        931                    971                    1,010                 1,041
                                                        --------               --------               --------              --------
       Total                                            5,092                  5,245                  5,498                 6,062

Private wire VGEs (000) (at end of quarter) (ii)
    North Region                                        9,104                  9,526                  10,125                10,433
    Central Region                                      9,012                  9,964                  10,621                11,274
    South Region                                        3,643                  3,857                  4,432                 4,906
                                                        --------               --------               --------              --------
       Total                                            21,759                 23,347                 25,178                26,613

Headcount (at end of quarter) (iii)
    North Region                                        1,398                  1,356                  1,282                 1,236
    Central Region                                      1,550                  1,519                  1,461                 1,393
    South Region                                        1,198                  1,150                  1,114                 932
    Group/Other                                         296                    292                    315                   305
                                                        --------               --------               --------              --------
       Total                                            4,442                  4,317                  4,172                 3,866


South Region comprises France, Italy, Portugal and Spain. North Region comprises U.K., Ireland, The Netherlands,  Belgium,  Denmark,
and Sweden. Central Region comprises Germany, Austria and Switzerland

(i)     Customers  represent the number of customers who purchase network and data solutions  products.  The  categorisation of some customers between corporate and wholesale is reviewed  periodically and may change.  Where possible changes are reflected in prior period comparatives.

(ii)    Non-switched  circuits are measured in Voice Grade Equivalents (VGEs). VGEs are the comparable number of voice circuits,  of
        64 kilobits per second, each approximately equivalent in capacity to the non-switched circuit being measured.

(iii)   Headcount comprises active employees excluding temporary and contract workers.


20-F 2004 Financial Statements      - F 50 -

2003 Quarterly Group Financial Results (Unaudited)

Group Profit and Loss Account
(after exceptional items)                               Q1              Q2               Q3               Q4              Total
                                                        L'000           L'000            L'000            L'000           L'000
                                                        --------        --------         --------         --------        --------
Turnover                                                271,720         292,967          295,368          306,263         1,166,318

Cost of sales
     Interconnect and network                           (180,466)       (195,477)        (193,322)        (197,677)       (766,942)
     Network depreciation                               (48,446)        (51,616)         (53,977)         (50,378)        (204,417)
                                                        --------        --------         --------         --------        --------
                                                        (228,912)       (247,093)        (247,299)        (248,055)       (971,359)
                                                        --------        --------         --------         --------        --------
Gross profit                                            42,808          45,874           48,069           58,208          194,959

Operating expenses
     Selling, general and administrative                (57,235)        (59,564)         (58,790)         (57,886)        (233,475)
     Other depreciation and amortisation                (9,594)         (9,897)          (9,756)          (9,284)         (38,531)
                                                        --------        --------         --------         --------        --------
                                                        (66,829)        (69,461)         (68,546)         (67,170)        (272,006)
                                                        --------        --------         --------         --------        --------
Operating loss                                          (24,021)        (23,587)         (20,477)         (8,962)         (77,047)

Other income (expense)
     Interest receivable                                7,471           6,705            6,010            6,532           26,718
     Gain on purchase of debt                           349             7,240            --               --              7,589
     Interest payable and similar charges               (22,444)        (22,724)         (22,139)         (20,988)        (88,295)
     Exchange gain (loss)                               (1,936)         5,115            880              2,329           6,388
                                                        --------        --------         --------         --------        --------
                                                        (16,560)        (3,664)          (15,249)         (12,127)        (47,600)
                                                        --------        --------         --------         --------        --------
Loss on ordinary activities before taxation             (40,581)        (27,251)         (35,726)         (21,089)        (124,647)
Taxation                                                --              --               --               --              --
                                                        --------        --------         --------         --------        --------
Loss for period                                         (40,581)        (27,251)         (35,726)         (21,089)        (124,647)
                                                        --------        --------         --------         --------        --------
Basic and diluted loss per share                        L(0.03)         L(0.02)          L(0.02)          L(0.01)         L(0.08)
                                                        ========        ========         ========         ========        ========



Other data:

Turnover growth
     Year-to-year                                       10%             13%              14%              16%             14%
     Quarter-to-quarter                                 3%              8%               1%               4%              n/a

Gross profit (loss) margin (i)                          16%             16%              16%              19%             17%


(i) Gross profit (loss) includes exceptional charges and provisions.

For further information on exceptional items see note 7.


20-F 2004 Financial Statements      - F 51 -

Five Year Summary

                                                                              Year Ended 31 December
                                                    --------------------------------------------------------------------------
Group Profit and Loss Account
(after exceptional items)                           1999            2000             2001             2002            2003
                                                    L'000           L'000            L'000            L'000           L'000
                                                    --------        --------         --------         --------        --------
Turnover (i)                                        401,552         686,977          905,687          1,027,258       1,166,318
Cost of sales
     Interconnect and network                       (273,166)       (478,215)        (704,906)        (713,935)       (766,942)
     Network depreciation                           (50,439)        (88,689)         (236,764)        (720,009)       (204,417)
                                                    --------        --------         --------         --------        --------
                                                    (323,605)       (566,904)        (941,670)        (1,451,944)     (971,359)
                                                    --------        --------         --------         --------        --------
Gross profit (loss)                                 77,947          120,073          (35,983)         (424,686)       194,959
Operating expenses
     Selling, general and administrative            (129,072)       (181,674)        (264,981)        (261,029)       (233,475)
     Other depreciation and amortisation            (14,196)        (23,312)         (58,967)         (92,879)        (38,531)
                                                    --------        --------         --------         --------        --------
                                                    (143,268)       (204,986)        (323,948)        (353,908)       (272,006)
                                                    --------        --------         --------         --------        --------
Operating loss                                      (65,321)        (84,913)         (359,931)        (778,594)       (77,047)
Other income (expense)
     Interest receivable                            32,649          80,500           60,727           38,108          26,718
     Gain on purchase of debt                       --              --               58,774           101,668         7,589
     Amounts written off investment in own shares   --              --               (2,757)          (409)           --
     Interest payable and similar charges           (66,055)        (104,794)        (111,952)        (96,300)        (88,295)
     Exchange gain (loss)                           (2,534)         (7,653)          (5,230)          17,245          6,388
                                                    --------        --------         --------         --------        --------
                                                    (35,940)        (31,947)         (438)            60,312          (47,600)
                                                    --------        --------         --------         --------        --------
Loss on ordinary activities before taxation         (101,261)       (116,860)        (360,369)        (718,282)       (124,647)
Taxation                                            --              --               --               --              --
                                                    --------        --------         --------         --------        --------
Loss for period                                     (101,261)       (116,860)        (360,369)        (718,282)       (124,647)
                                                    ========        ========         ========         ========        ========
Basic and diluted loss per share                    L(0.16)         L(0.17)          L(0.48)          L(0.48)         L(0.08)
                                                    ========        ========         ========         ========        ========
Operating loss after exceptional items              (65,321)        (84,913)         (359,931)        (778,594)      (77,047)
Exceptional items:
Interconnect and network                            --              --               62,382           18,320          --
    Network depreciation                            --              --               73,371           508,000         --
    Selling, general and administrative             --              --               27,870           18,934          (2,453)
    Other depreciation and amortisation             --              --               11,955           43,000          --
                                                    --------        --------         --------         --------        --------
Operating loss before exceptional items             (65,321)        (84,913)         (184,353)        (190,340)       (79,500)
Gross profit on infrastructure sales (i)            --              (18,990)         (1,414)          --              --
Operating loss before exceptional items             ________        ________         ________         ________        ________
and infrastructure sales                            (65,321)        (103,903)        (185,767)        (190,340)       (79,500)
                                                    ========        ========         ========         ========        ========

(i)     Turnover  in 2001  includes  infrastructure  sales  ofL3,829,000,  (2000:L46,212,000)  which  had  associated  cost of sales
        ofL2,415,000, (2000:L27,222,000). There were no infrastructure sales in 2002 or 2003.


20-F 2004 Financial Statements      - F 52 -

Group Balance Sheet                                                              At 31 December
                                                  --------------------------------------------------------------------------------
                                                  1999             2000              2001               2002              2003
                                                  L'000            L'000             L'000              L'000             L'000
                                                  --------         --------          --------           --------          --------
Fixed assets                                      723,594          1,328,408         1,816,109          1,389,654         1,353,973
Current assets                                    1,718,587        2,023,780         1,611,683          1,199,276         1,069,065
                                                  --------         --------          --------           --------          --------
Total assets                                      2,442,181        3,352,188         3,427,792          2,588,930         2,423,038
                                                  ========         ========          ========           ========          ========

Equity shareholders' funds                        1,000,875        1,501,857         1,624,359          955,010           862,893
Creditors                                         1,441,306        1,850,331         1,742,027          1,546,552         1,497,285
Provisions for liabilities and charges            --               --                61,406             87,368            62,860
                                                  --------         --------          --------           --------          --------
Total liabilities, capital and reserves           2,442,181        3,352,188         3,427,792          2,588,930         2,423,038
                                                  ========         ========          ========           ========          ========

Operating Statistics (unaudited)                  2000             2001              2001               2002              2003
                                                  --------         --------          --------           --------          --------
Customers (at end of year)                        4,264            7,388             11,386             15,523            19,565
Switched minutes for year (M)                     7,837            15,758            20,248             20,040            21,897
Private wire VGEs (at end of year) (`000)         3,661            8,486             15,312             20,423            26,613
Headcount (at end of year)                        2,494            4,012             5,345              4,684             3,866


20-F 2004 Financial Statements      - F 53 -