Form 20-F/A
period 2003-12-31
COLT TELECOM GROUP PLC
filed 2004-07-22
CIK 1026733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,510,153,743 Ordinary Shares, nominal value 2.5p each

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   X  Yes     / / No

Indicate by check mark which financial statement item the registrant has elected to follow.   / / Item 17      X   Item 18

Explanatory Note

This Form 20-F/A has been filed to amend and restate Exhibits 12.1 and 12.2 to our Form 20-F filed on April 30, 2004 in order to make certain corrections in the certifications required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended. This Form 20-F/A consists of a cover page, this explanatory note and the above described exhibits. This Form 20-F/A does not update or restate any information in our Form 20-F filed on April 30, 2004 other than Exhibits 12.1 and 12.2 or reflect any events that have occurred after the Form 20-F was filed.

Item 19.   Exhibits

Exhibit Number	Exhibit
12.1	Certification Required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
12.2	Certification Required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned thereunto duly authorised.

COLT Telecom Group plc
(Registrant)

By:  /s/  Jane Forrest
Jane Forrest
Company Secretary

Dated: 22 July 2004