Form 20-F
period 2004-12-31
COLT TELECOM GROUP PLC
filed 2005-04-20
CIK 1026733

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

| | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 December 2004

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from      to

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:
     American Depositary Shares, each representing the right to receive four Ordinary Shares, nominal value 2.5p each;
     Ordinary Shares, nominal value 2.5p each; and Warrants to purchase Ordinary Shares, nominal value 2.5p each


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
     1,511,128,701 Ordinary Shares, nominal value 2.5p each

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such
filing requirements for the past 90 days. |X| Yes   | | No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                       | | Item 17   |X| Item 18

Presentation of financial information

Our Financial Statements included in this report are presented in pounds sterling. In this report, references to "U.S. dollars," or "$" are to the currency of the United States, references to "pounds sterling," "pounds," "L," "pence" or "p" are to the currency of the United Kingdom, and references to "(euro)" are to Euros. Solely for your convenience, this report contains conversions of certain pounds sterling amounts into U.S. dollars at specified rates. These conversions should not be read as representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the conversions of pounds sterling into U.S. dollars have been made at $1.916 per L1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on 31 December 2004. See "Exchange Rates" in Item 3 of this report for additional exchange rate information. On 18 April 2005, the Noon Buying Rate was $1.9052 per L1.00.

We prepare our Financial Statements using accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between U.K. GAAP and U.S. GAAP are summarised in "Summary of differences between U.K. Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles ("GAAP")" included as Note 26 to the Financial Statements referred to above.

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

You should be aware that these forward-looking statements are subject to risks and uncertainties, including those Risk Factors described in Item 3(D) of this report and other financial, regulatory, environmental and industry risks and trends, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to:
     o the adverse effects of a highly competitive market for our products and services,
     o    our vulnerability to adverse general economic and industry conditions,
     o    our ability to obtain future financing on acceptable terms,
     o    our ability to sufficiently fund the business plan,
     o    changes in our key management professionals, and
     o    adverse changes in laws or regulations.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The selected financial data below is derived from our 2004 Financial Statements as included in this report, see Item 18. The audited Financial Statements at 31 December 2002, 2003 and 2004 and for the three fiscal years then ended 31 December 2002, 2003 and 2004 have been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as indicated in their report which is included in this report. The selected financial data should be read in conjunction with the Financial Statements and related notes, as referred to above, as well as Item 5, Operating and Financial Review and Prospects.

Profit and Loss Account Data
Amounts in accordance with U.K. GAAP

                                                                                    Year ended 31 December
                                                          2000          2001          2002          2003          2004          2004
                                                         L'000         L'000         L'000         L'000         L'000         $'000
                                                         -----         -----         -----         -----         -----         -----
Turnover                                               686,977       905,687     1,027,258     1,166,318     1,214,020     2,326,062
Gross profit (loss)                                    120,073      (35,983)     (424,686)       194,959       208,323       399,147
Operating loss                                        (84,913)     (359,931)     (778,594)      (77,047)      (68,829)     (131,876)
Loss on ordinary activities before taxation          (116,860)     (360,369)     (718,282)     (124,647)     (114,431)     (219,249)
Loss for year                                        (116,860)     (360,369)     (718,282)     (124,647)     (114,431)     (219,249)
Basic and diluted loss per share                     L  (0.17)     L  (0.48)     L  (0.48)     L  (0.08)     L  (0.08)       $(0.15)
Dividends declared per share                           L  0.00       L  0.00       L  0.00       L  0.00       L  0.00         $0.00
Weighted average number of Ordinary Shares (`000)      693,385       745,550     1,507,164     1,507,771     1,510,853     1,510,853
Basic and diluted loss per ADS                       L  (0.67)     L  (1.93)     L  (1.91)     L  (0.33)     L  (0.30)       $(0.58)
Dividends declared per ADS                             L  0.00       L  0.00       L  0.00       L  0.00       L  0.00         $0.00
Weighted average number of ADSs (`000)                 173,346       186,388       376,791       376,943       377,713       377,713

Amounts in accordance with U.S. GAAP

                                                                                    Year ended 31 December
                                                          2000          2001          2002          2003         2004*         2004*
                                                         L'000         L'000         L'000         L'000         L'000         $'000
Turnover                                               621,263       878,225     1,026,721     1,172,422     1,221,282     2,339,976
Gross profit (loss)                                     90,133      (49,538)     (320,864)       201,732       165,586       317,263
Operating loss                                       (104,532)     (362,586)     (674,098)      (86,497)     (144,952)     (277,727)
Loss on ordinary activities before taxation          (121,924)     (344,841)     (611,130)     (136,980)     (194,936)     (373,497)
Loss for year                                        (121,924)     (344,841)     (611,130)     (136,980)     (194,936)     (373,497)
Basic and diluted loss per share                     L  (0.18)     L  (0.54)     L  (0.41)     L  (0.09)      L (0.13)      $ (0.25)
Dividends declared per share                           L  0.00       L  0.00        L 0.00       L  0.00       L  0.00         $0.00
Weighted average number of Ordinary Shares (`000)      693,385       745,550     1,507,164     1,507,771     1,510,853     1,510,853
Basic and diluted loss per ADS                       L  (0.70)     L  (2.16)     L  (1.62)     L  (0.36)     L  (0.52)       $(0.99)
Dividends declared per ADS                             L  0.00       L  0.00       L  0.00       L  0.00       L  0.00         $0.00
Weighted average number of ADSs (`000)                 173,346       186,388       376,791       376,943       377,713       377,713


Balance Sheet Data
Amounts in accordance with U.K. GAAP

                                                                                          At 31 December
                                                                                              Restated**
                                                          2000          2001          2002          2003          2004          2004
                                                         L'000         L'000         L'000         L'000         L'000         $'000
                                                         -----         -----         -----         -----         -----         -----
Total assets                                         3,352,188     3,427,792     2,588,930     2,422,843     1,960,687     3,756,676
Creditors falling due after more than one year
(including convertible debt)                         1,426,307     1,318,025     1,193,899     1,144,549       745,685     1,428,732
Shareholders' equity                                 1,501,857     1,624,359       955,010       862,698       748,094     1,433,348


Amounts in accordance with U.S. GAAP

                                                                                          At 31 December
                                                          2000          2001          2002          2003         2004*         2004*
                                                         L'000         L'000         L'000         L'000         L'000         $'000
                                                         -----         -----         -----         -----         -----         -----
Total assets                                         3,382,231     3,475,302     2,738,745     2,560,195     2,085,226     3,995,293
Creditors falling due after more than one year
(including convertible debt)                         1,426,307     1,318,025     1,193,899     1,144,549       745,685     1,428,732
Shareholders' equity                                 1,513,668     1,652,127     1,086,058       982,713       787,267     1,508,404

* The Group has changed its U.S. GAAP accounting policy in respect of installation costs. Effective 1 January 2004 these costs are expensed as incurred. The cumulative effect of the change on the opening retained earnings was L72.6 million and this has been recorded as a charge to the current year profit and loss account and as a corresponding decrease in net assets.

** Applying UITF 38 "Accounting for ESOP Trusts" has resulted in the cost of own shares, previously reported as a fixed asset investment, being shown as a deduction from shareholders' funds.

Exchange Rates
Solely for your convenience, this report contains conversions of certain pounds sterling amounts into U.S. dollars at specified rates. These conversions should not be read as representations that the pounds sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the conversions of pounds sterling into U.S. dollars have been made at $1.916 per L1.00, the Noon Buying Rate on 31 December 2004.

The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound. On 18 April 2005, the Noon Buying Rate was $1.9052 per L1.00.

Period                      High      Low     Period Average (1)     Period End
------                      ----      ---     ------------------     ----------
2000                        1.65     1.40                   1.51           1.50
2001                        1.50     1.37                   1.44           1.45
2002                        1.61     1.41                   1.51           1.61
2003                        1.78     1.55                   1.65           1.78
2004                        1.95     1.75                   1.84           1.92
2005 (to 18 April)          1.93     1.86                   1.90           1.91
(1) The average of the Noon Buying Rates on the last day of each full month during the period.

The high and low exchange rate for each of the last 6 months was as follows:
Month                      High       Low
-----                      ----       ---
October 2004               1.84      1.78
November 2004              1.91      1.83
December 2004              1.95      1.91
January 2005               1.91      1.86
February 2005              1.92      1.86
March 2005                 1.93      1.87


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

If we are unable to maintain our competitive position within our industry, our business will suffer

The telecommunications industry is highly competitive. Competition in the industry is based upon:

     o    price,
     o    customer service,
     o    network quality,
     o    products and services, and
     o    customer relationships.

Price is a very important competitive factor in our industry, as it may be difficult to differentiate product offerings and because the industry has generally moved towards shorter customer contracts, leading towards more competition for customer renewals. These conditions make it difficult to maintain or improve our margins and cash flow.

In order to maintain our competitiveness and differentiate our products, we must continually adapt our products, and to provide new categories and combinations of telecommunications services and products in response to changing customer needs and competitive offers. This may require extensive and possibly unanticipated new expenditures. Failure to successfully deliver products and services required by our customers could have a material adverse effect on our business, financial condition and operating results.

Our principal competitor in each market is the dominant national, public telephone operator. These companies have provided local, long-distance and international services to their customers for many years. Their historically established networks, substantially greater resources, closer ties to governmental authorities and longer operating histories give them a competitive advantage over younger companies like ours. We also face competition from other operators in each market, some of which operate internationally. We expect that we will continue to encounter severe competition in the future and we may suffer escalating price competition and or be unable to expand our market share as competitive pressures increase.

As a result, we may be unable to increase our revenues and market share, and may suffer adverse effects on our financial condition and results of operation.

Failure to Deliver on our Strategy On Time or At All Would Have An Adverse Effect on Our Business

In October 2004, we launched a new strategic development initiative, "Future in Focus". The strategic direction of this initiative is to accelerate revenue growth, to deliver positive cash flow and profits, and to re-establish us as an innovator and as one of the top three players in each of the metropolitan markets in which we operate across Europe. To achieve this a dedicated management team has been established to transform various aspects of our business. Failure to achieve the transformation on a timely basis or to achieve the transformation more slowly means that our business will perform less well. This could have an adverse impact on our business, financial condition and operating results.

We have adopted a growth and infrastructure-based strategy, under which we have made significant investments on the basis of expected growth in sales and resulting revenues. If this growth does not materialize, then the business may be unprofitable and fail to generate satisfactory cash flows.

Our success also depends on maintaining or improving our margins. We plan to improve our margins by shifting our revenue mix away from switched products (which typically have low margins) to non-switched products (which typically have higher margins). Achieving this improvement requires us to up-sell non-switched products to existing customers for switched products.

Our margins are also dependent on maintaining controls on our costs. We have implemented various initiatives to attempt to reduce our cost base, but these initiatives, including outsourcing of some services to India, require expenditures and we cannot assure you that these initiatives will be successful.

The Telecommunications Industry is Subject to Rapid Technological Changes and We Cannot Predict the Effect of Any Changes on our Business

The telecommunications industry is subject to rapid and significant changes in technology. As a result, the services we provide our customers may become out of date or unprofitable. For example, the development of Voice over Internet Protocol, or VoIP, services may negatively impact our core switching business in that much of the traffic that presently is carried over our network would instead be carried over the internet. In addition, the introduction of new products or technologies may reduce the cost or increase the supply of certain services similar to those that we provide. As a result, our competitors in the future may include new entrants to the telecommunications industry. These changes may also require us to make significant new expenditures to remain competitive.

We cannot predict the effect of technological changes on our business, such as VoIP or changes relating to emerging wireless transmission technologies. Technological changes and the resulting competition could have a material adverse effect on our business, financial condition and results of operations.

The telecommunications industry is a rapidly changing sector, and as a result, we are exposed to changes in the depreciation rates we use to write down assets. This risk ranges from the life of some of our equipment being shortened to the extreme whereby a current technology is deemed obsolete, requiring a substantial write-down.

A Downturn in Economic Conditions Could Adversely Affect Our Results

Any downturn in the global economy may adversely affect our business. Much of our business depends on implementing information technology, or IT, solutions for large corporate customers, and a downturn in economic conditions may cause these potential customers to delay or avoid the purchase of such solutions. This makes us more vulnerable to economic cyclicality than many other businesses, with a corresponding negative impact on our results of operations and our financial condition.

We Have A History Of Operating Losses And Negative Cash Flows And Cannot Guarantee That These Will Not Continue

We have incurred operating losses and negative cash flows while installing, developing and expanding our telecommunications network and building our customer base. For the year ended 31 December 2004, these operating losses totalled L68.8 million.

In addition, we had net cash inflow from operations of L147.9 million in 2003 and L140.6 million in 2004, and a net cash outflow from returns on investments and servicing of finance, from capital expenditure and financial investment and from acquisitions and disposals of L180.3 million in 2003 and L150.1 million in 2004.

The future success of our business requires that we become profitable and that we generate positive cash flows in the future. If we cannot sustain profitability or positive cash flows, we may not be able to meet our capital requirements or make our required debt payments. If this happens, then our Ordinary Shares will have little or no value.


Our Substantial Level of Debt May Adversely Affect Our Financial Condition

At 31 December 2004, our total indebtedness was L827.4 million ($1,585.3 million), and our capital and reserves were L748.1 million ($1,433.3 million) and on 31 March 2005 our total indebtedness was approximately L725.5 million ($1,370.3 million) and our capital and reserves were L709.1 million ($1,339.4 million).

Our level of indebtedness could affect us in materially adverse ways, such as:
     o limiting our ability to obtain additional financing for our capital expenditures, acquisitions, working capital or other general requirements,
     o requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which means that this cash flow will not be available to fund capital expenditures or other corporate purposes,
     o limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry,
     o placing us at a competitive disadvantage to competitors with less debt, including competitors that have emerged from debt restructuring processes,
     o making us more vulnerable to economic downturns, which could weaken our ability to compete effectively and could reduce our flexibility in responding to changing economic conditions, and
     o    limiting our ability to take advantage of new business opportunities.

We Are Subject To Uncertain And Changing Regulation That Could Change In A Manner Adverse To Our Business

The telecommunications industry is highly regulated in all the countries where we provide services. We need licenses or similar permits or to comply with certain conditions and requirements to carry on our business and deliver products and services in each country. We cannot ensure appropriate and fair regulation or that we will be able to obtain, maintain or renew licenses or permissions or conditions to provide our services, or that any license, permissions or conditions requirements or related fees charged will be commercially viable. We may also be the subject of burdensome regulatory requirements imposed on us by regulators, e.g. including an obligation to pay money into universal service funds.

In addition, we do not own all of the telecommunications transmission infrastructure that we presently use. We extensively utilize the infrastructure of our competitors, principally the former incumbent carriers, to carry our traffic, and rely on interconnect agreements with these competitors to connect our customers to our own network. We are reliant on appropriate and fair regulation, and enforcement of this regulation, in order to be able to negotiate interconnect agreements at reasonable prices, and to be given timely and reasonably priced access to the our competitors' networks when needed, for instance in order to have access to co-located facilities. In recent periods we have made greater use of competitors' networks in selected areas, where this reduces investments we would otherwise have to make in network. This strategy increases our need for fair regulations that are promptly enforced.

We May Not Be Able To Obtain And Maintain Government Approvals And Rights-of-Way To Successfully Operate Our Business

Much of our business development, expansion and operation depend on our ability to obtain licenses / permits from central and local government authorities and acceptable agreements for public and private rights-of-way. We cannot ensure that we will be able to maintain our existing approvals and rights-of-way or that we will be able to obtain the approvals and rights-of-way required to connect new customers and enter new markets as needed. If our existing approvals or rights-of-way were cancelled or not renewed, or if we were unable to obtain the approvals or rights-of-way to expand in accordance with our plans, then these events could have a material adverse effect on our business, financial condition and operating results.

Currency Fluctuations May Adversely Affect Our Results

Our international operations expose us to fluctuations in foreign currencies, particularly the Euro. A majority of our revenues, costs, assets and liabilities are denominated in foreign currencies, but our financial condition and results of operations are reported in pounds sterling. As a result, fluctuations in the value of these foreign currencies will affect our financial and operational results.

Some of our debt financing will also expose us to fluctuations because payments of principal and interest will be made in Euros, but part of our future cash flow used to service these payments will be denominated in other currencies. We may be required to maintain financial hedging instruments to offset any exchange rate risk with respect to some of our notes. We do not currently intend to use other financial hedging instruments to offset exchange rate risk.

If We Do Not Effectively Continue To Provide A High Level Of Customer Service, Our Business Prospects Could Be Harmed And Our Financial Performance Adversely Affected

To continue to manage our business successfully against a changing market background, we will have to enhance our operational, management, financial and information systems and controls and to expand, train and manage our employee base. In addition, as we increase our service offerings to our targeted markets, we will have to cope with the additional demands on our customer support, sales, marketing and administrative resources, whilst still reducing our cost base.

We cannot ensure that we will be able to manage our growth effectively. If we are unable to manage our expansion or cope with unforeseen difficulties, we could lose customers, suffer damage to our reputation and incur significant expenses. This could have a material adverse effect on our business, financial condition and operating results.

If We Fail To Develop And Implement New Information Technology Systems Successfully Our Business And Operations Will Be Negatively Affected

The telecommunications business in general, and our business in particular, are heavily dependent on information technology systems. We continue to develop and implement new pan-European information technology systems. These systems are required to enable us to manage effectively many aspects of our business. If the development and integration of these systems is not completed on a timely basis or does not meet the needs of our business, we could lose the value of our investment in these systems. Further, if these systems fail to work properly, this failure could lead to dissatisfied customers or to failure to properly charge and collect revenues. These factors could negatively affect our performance, customer service, margin management and ability to generate management information.

Physical Loss Or Damage To One Of Our Major Sites or Our Networks Could Disrupt Our Business

We depend on electronic equipment, which is inherently susceptible to fire, smoke and water damage. This means that a significant incident at one of our major sites or to our network could cause disruption to the business or our customers' business. Fire and security systems mitigate these risks, and business continuity / crisis management plans and insurance should reduce any impact. However, our protection mechanisms may prove ineffective and our insurance may not provide adequate protection in certain circumstances. This could have an adverse impact on our business, financial condition and operating results.

Electronic Attack From Hackers Or Computer Viruses Could Disrupt Our Business

Although our systems are protected by firewalls, there is a risk that the business could be disrupted by hackers or viruses gaining access to our systems. Our exposure to liabilities from our customers, particularly on internet services where case law is developing quickly, is risk managed through contract conditions and insurance. However, the latter is limited with regard to disruption caused by viruses or hackers. This could have an adverse impact on our business, financial condition and operating results.

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

The Operational Activities Carried Out In India May Be Disrupted And Affect Service To Our Customers

We have established a shared service office in India. For continuous and effective delivery of administrative and operational support processes we are dependent on local circumstances which may be affected by risks specific to the location. Examples of this would be new requirements as business practice and laws develop in India or environmental matters such as extreme weather conditions. Although control processes, business continuity/crisis management plans and insurance may reduce any impact, there could still be an adverse effect on our business if service is disrupted.

Failure Of Key Suppliers Could Affect Our Ability To Operate Our Business

We are reliant on a consistent and effective supply chain to meet our business plan commitments. Any financial instability of our telecommunications equipment or service suppliers or our information technology software suppliers could lead to the risk of:
     o delays to new products and features from suppliers, impacting our product development programs,
     o    products being discontinued, impacting supply of existing products,
     o deteriorating support quality, affecting operational and customer service,
     o    consequential impact on our customers business, and
     o higher volatility with regard to our demands on suppliers, and in stock levels affected by customer returned equipment.

This could have an adverse impact on our business, financial condition and operating results.

Failure To Finance Our Capital Requirements Could Adversely Affect Our Business Plan

We may require additional capital to finance our investment and working capital requirements. The extent of our future capital requirements will depend on many factors, including:

     o    our ability to sustain and grow profitable revenues,
     o    our ability to manage costs and investments effectively,
     o    acquisitions and disposals,
     o    competition,
     o    market conditions, especially pricing,
     o    changes to technology,
     o    government regulations,
     o    cost inflation, and
     o    exchange rate movements.

Additional sources of financing may include equity, hybrid debt/equity and debt financings or other arrangements, such as vendor financing. We cannot be sure that we will be able to obtain additional financing on acceptable terms when it is required.

Under the terms of a relationship agreement between us and certain members of the Fidelity Group, while the Fidelity Group owns, or has voting control of, at least 50% of our Ordinary Shares we are restricted from issuing any Ordinary Shares or other equity securities (including securities convertible into Ordinary Shares), subject to certain exceptions, without the prior written consent of Fidelity. If Fidelity's consent was necessary and we were unable to obtain their consent, we would be unable to raise additional equity capital. At 18 April 2005, Fidelity had voting control of approximately 59% of our Ordinary Shares.

If we are unable at any time to obtain any necessary financing, we may have to postpone or abandon some or all of our spending plans. This may limit our ability to make payments on our debt and may cause the prices of our Ordinary Shares and American Depositary Shares, or ADSs, to fall.

Our Ability To Make Our Debt Payments In The Future May Necessitate Refinancing Which May Not Be Available on Attractive Terms or At All

Our ability to meet our debt obligations will depend on the performance of our business, as well as on competitive, regulatory, legal and technical factors, including some factors that are beyond our control, or our ability to refinance all or part of our debt. Our ability to refinance the debt will depend on, among other things:

     o    our financial condition at the time,
     o    restrictions in agreements governing our debt, and
     o    other factors, including market conditions.

We cannot ensure that any such refinancing would be possible on attractive terms or at all. If refinancing were not possible, we might have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including our notes, which would permit the holders of our notes to accelerate their maturity dates. Refinancing on unattractive terms could lead to higher interest rates and hence a greater use of cash flows to service the refinancing debt, as well as restrictive covenants associated with such debt.
Our Debt Covenants Limit Our Financing and Other Activities

Our indentures contain, and the terms of future indebtedness may also contain, restrictive covenants that significantly limit or prohibit our ability to, among other things:

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

Unavailability of Cash Flows Could Affect our Ability to Service our Debt

Generally. We are a holding company for our subsidiaries and have no material business operations, sources of income or assets other than the stock of our subsidiaries. Because we conduct our operations through subsidiaries, our cash flow and our ability to meet the obligations under our notes, including payment of principal, premium, if any, and interest, depends upon the cash flow of our subsidiaries and their dividends, fees, loans, and other payments to us. Our subsidiaries have no contractual obligations to make any payments under the notes or to make funds available to us so that we can make payments.

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

Subordination to our Subsidiaries' Creditors. Our subsidiaries do not guarantee payment of our obligations under our notes. Thus, our right to receive the assets of any subsidiary upon its liquidation or reorganization is structurally subordinated to the claims of the subsidiary's creditors, except where we are a creditor of the subsidiary. If we were a creditor of a subsidiary, our right to be paid back would be subordinated to any indebtedness of the subsidiary that was either:
     o    secured by a security interest in that subsidiary's assets, or
     o    senior to that subsidiary's indebtedness to us.

In addition, the insolvency laws of some jurisdictions would also subordinate the claims of a creditor who is a shareholder to claims of those who are third parties.

The Price Of Our Securities May Be Volatile And You May Not Be Able to Resell Your Securities At Or Above The Price You Paid For Them

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

There Are A Substantial Number Of Shares Eligible For Future Issue Which, If Issued, Could Adversely Affect The Market Price Of Our Securities

Future issue of substantial amounts of Ordinary Shares in the public market, or even a perception that such issue may occur, could have an adverse effect on the market price for the Ordinary Shares and ADSs or on our ability to raise capital through a public offering of equity securities. At 18 April 2005, there were approximately 1,511.1 million Ordinary Shares issued of which approximately
892.1 million were held by our affiliates and therefore are not freely tradable without restriction under the Securities Act of 1933.

Additional Ordinary Shares will be issued from time to time upon:
     o    the conversion of our convertible notes, and
     o    the exercise of our stock options and warrants.

If You Hold Shares Through American Depositary Shares, You May Have Less Access To Information About Our Company And Less Opportunity To Exercise Your Rights As A Shareholder

There are risks associated with holding our shares in the form of ADSs since we are a public company organized under the laws of England and Wales. The depositary will appear in our records as the holder of all shares represented by the ADSs and your rights as a holder of ADSs will be contained in the deposit agreement. Your rights as a holder of ADSs will differ in various ways from a shareholder's rights, and you may be affected in other ways, including:
     o you may not be able to vote if we do not ask the depositary to ask for your instructions or if you do not receive the voting materials either in time to instruct the depositary or at all,
     o you may not be able to participate in rights offers or dividend alternatives if, in the discretion of the depositary, after consultation with us, it is unlawful or not feasible to do so,
     o the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, each within thirty days notice to you and without your consent in a manner that could prejudice your rights, and
     o the deposit agreement limits our obligations and liabilities and those of the depositary.

We Might Have Become a Passive Foreign Investment Company In 2002

Based on an analysis of current law and of our financial position, discussed in more detail below under "Taxation - U.S. Federal Income Tax Consequences - Passive Foreign Investment Company," we believe that we might have become a passive foreign investment company for U.S. federal income tax purposes in 2002. We believe there is a low probability we could have become a passive foreign investment company in 2003. We do not believe we could have become one during 2004, and we do not believe we will become one under our current financial circumstances. We do not believe we became a passive foreign investment company in any year prior to 2002. These are factual determinations made separately for each calendar year, and we cannot guarantee that the IRS will agree with our methodology for ascertaining passive foreign investment company status or with our ultimate determination. In addition, because passive foreign investment company status is in part based on facts on and through 31 December of each year, it is not possible to determine whether we will have become a passive foreign investment company for a calendar year until after the close of the year, when we finalize our financial information on and through 31 December. Also, we cannot provide any assurance that the applicable tax law or other relevant circumstances will not change in a manner which affects determinations of our status as a passive foreign investment company.

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

It May Be Difficult For Investors To Effect Service Of Process And Enforce Legal Process Against Our Subsidiaries or Directors And Executive Officers Outside The United States We are incorporated under the laws of England and Wales, and most of our subsidiaries and directors and executive officers and certain of the experts named in this report are incorporated in or residents of the United Kingdom or other countries outside the United States. Substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons, or to enforce against us or against such persons in courts inside or outside the United States judgments of courts inside the United States based upon the civil liability provisions of United States securities laws or to enforce, in an original action brought outside the United States, rights based on such provisions.

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

There Are Potential Conflicts Of Interest Related To Our Controlling Shareholders Which Could Be Resolved In A Manner Unfavorable To Us

FMR Corp., or Fidelity, and certain other related persons, or the Fidelity Group, have voting control of approximately 59% of our issued Ordinary Shares. As a result of the level of the Fidelity Group's ownership, it is able to exercise control and purchase additional Ordinary Shares without making a general offer for all of our Ordinary Shares under Rule 9 of the UK Takeover Code.

Under the terms of a relationship agreement between us and certain members of the Fidelity Group, while the Fidelity Group owns, or has voting control of, at least 50% of our Ordinary Shares we are restricted from issuing any Ordinary Shares or other equity securities (including securities convertible into Ordinary Shares), subject to certain exceptions, without the prior written consent of Fidelity. The concentration of stock ownership could have the effect of delaying or preventing a change of control of our company or the removal of existing management and may discourage attempts to do so, which could be contrary to our interests and to the interests of our other shareholders. The relationship agreement, which continues in effect so long as the Fidelity Group holds at least 30% of our share capital, also provides that the Fidelity Group will not acquire more of our Ordinary Shares if, as a result of doing so, less than 25% of our Ordinary Shares would be in public hands.

Item 4. Information on the Company

A. History and Development of the Company

COLT Telecom Group plc, commercially known as COLT, was organized as a public limited company under the laws of England and Wales in 1996 as a holding company for operations already commenced in the U.K. in 1993 and Germany in 1996.

Our registered address is Beaufort House, 15 St. Botolph Street, London EC3A 7QN, England and our telephone number is +44 20 7863 5000.

We are a provider of advanced business communication solutions across Europe. During 2004, we made net capital investments of L124.7 million in our pan-European network, services and systems so that we can continue to offer a fiber network with access in 32 Metropolitan Area Networks and operating across 13 countries in Europe. Our fully owned and managed 20,000 kilometer (12,420 miles) network is IP, or internet protocol, and Ethernet enabled and has a data centre infrastructure with 11 facilities across Europe.

B. Business Overview

Network
At 31 December 2004, we had 19,814 directly connected network customers and we indirectly serve over another 30,000. During 2004, we expanded the number of buildings directly connected to our network from 9,785 to 10,240 and carried
25.3 billion switched minutes over our network compared with 21.9 billion in 2003. Demand for high bandwidth remained strong with private wire voice grade equivalents growing by 37% to 36.4 million. However, despite the improved volume of business much of the volume gain was offset by continued reduction in prices resulting in constant currency revenues growth of 7%, excluding our subsidiary FITEC which was disposed of in 2003.

Products and services
Throughout 2004, we continued to enhance our products and services portfolio to ensure that customers' needs are met.

In March 2004, COLT Conferencing was launched in 11 of the 13 markets in which we operate across Europe. COLT Conferencing allows customers to hold virtual meetings via the phone or web integrating and real-time capabilities around the clock.

We gained more than 200 new customers for our LANLink International and LANLink National Ethernet services in the first year from their launch in 2003. COLT LANLink offers a high performance connection for geographically distributed local area networks, or LANs. Driven by this success and an identified demand for leading high-speed disaster recovery services, in May 2004, we expanded these two services to a 1Gbps capacity. Many companies use the simplicity of Ethernet as a stage to migrating towards IP VPN solutions. Others use high bandwidth Ethernet to provide secure and fast connections as part of a business continuity and disaster recovery solution. Analysts have identified the business continuity and disaster recovery market as a growth area. The market is expected to be fuelled in particular by the financial sector, a traditional area of strength for us, which is obliged to store its data securely under the new Basel II Accord to minimize operational risk.

In June 2004, we launched COLT High Speed Service, or HSS, in the UK, Germany, France, the Netherlands and Belgium. COLT HSS is a metropolitan optical service that enables customers to combine many different protocols and applications on a single, secure, cost-effective platform. It supports all types of IT architecture consolidation projects including disaster recovery, business continuity and server consolidation and clustering.

In support of an initiative to re-establish ourselves as a driving force for innovation, we launched COLT SecureIT for small and medium sized organizations, or SMEs, the first of a portfolio of services to extend our IP management services to the LAN and desktop environment. With COLT SecureIT, SMEs benefit from having their IP infrastructure and devices managed for them and access to the latest functionality and security, charged for on a fixed price per user monthly fee. For the first time, customers will have access to a service desk providing a single point of contact for all services offered, regardless of user location. Features include messaging, managed security with the latest virus and anti-spam software, automated daily back-up, mobility services and proactive monitoring around the clock.

Initially available in the UK, COLT SecureIT will form one of the components of the new bundled communications and IP management service for SMEs, scheduled for launch in all European markets in early 2005. The service offers a menu of voice, data, security and desktop services as required by the customer, based on a fixed monthly price to help the customer manage their costs more predictably.

In November 2004, we developed Ethernet networking with the launch of three new services that support LAN to LAN connectivity across Europe more simply and cost effectively than previously possible. In doing so, we became the first network in Europe to offer a meshed Ethernet VPN; an ultra-high speed, feature rich IP over-Ethernet service that extends across cities and countries.

While it has been possible to extend the speed and simplicity of Ethernet technology into the wide area network on a point-to-point basis, we are making Ethernet technology available in a virtual network topology, modified quickly and easily to accommodate the addition of new operations, applications and related sites such as data centers.

It is also our objective to provide integrated high speed Ethernet and data centre solutions for the corporate market place across Europe. Our Data Centre Solutions portfolio will focus on providing customers with managed hosting, messaging, security, storage and disaster recovery services.

In April 2005, we launched COLT IP Voice, Europe's first fully managed "business class" voice over internet protocol, or VoIP, service, priced on a fixed per user, per month basis. COLT IP Voice combines the power and breadth of our pan-European fiber network with the sophisticated features users would expect of the PABX systems embedded in the network itself, using Siemens' IP technology. The service responds to the pressures on business to drive down their communication costs while delivering greater productivity and supporting changing employment trends, particularly around remote working.

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

Standards
In February 2004, we achieved the internationally recognized BS7799 (ISO17799) standard for Information Security Management and received accreditation from the British Standards Institute, or BSI, for our Powergate and Prince Court Data Solution Centers, or DSCs, based in the UK. In August 2004, that accreditation was extended to include all of our DSCs across Europe and our Network Management, Administration and Support. This demonstrates that the information management system relating to end to end services is of a recognized and measurable standard. We achieved this accreditation with zero non-compliance to the standard. By achieving these standards, we became the first telecommunications company to achieve across Europe the internationally recognized BS7799 (ISO17799) and ISO9001:2000 standards for managing information security and service assistance.

Our billing and metering system has also received the British Standards Institute recommended approval under the Total Metering and Billing systems, or TMBS, initiative.

Customers
We are a customer-centric organization serving over 50,000 customers. In the course of 2004 we continued to gain new customers while winning renewal business from existing customers.

Our success is geared towards meeting the requirements of our current and future customers and whether that is providing simple connectivity or complex data solutions. By listening to the market and understanding our customers, we provide services they value.

We have built a strong customer base over the years. Notable new wins and significant extensions to existing contracts during 2004 include such well known names as Rentokil Initial, Deutsche bank, BNP Paribas, Dell Computer Corporation, SONY, ACL Europe, lastminute.com, Genesys, LIFFE and Commerzbank.

We have a strong wholesale customer base serving other telecoms operators and service providers across Europe. In 2004, the number of wholesale customers grew by more than 20 percent from just under 1,000 to 1,200 by the end of 2004.

Shared Services
Early in 2004, we stated that we would set up an operation in India to help increase profitable revenue growth as well as control operating costs and capital expenditure. That operation was officially opened in September 2004 in Gurgaon, outside New Delhi, and by the end of 2004 had 201 employees. COLT India is a key part of our strategy aimed at reducing costs and providing new services that would be uneconomic to provide from Europe.

A broad range of work will be done in India across many different business areas and functions, including, a unit to handle fault calls related to our internal desktop and system problems, a Security Operations Centre which monitors customer networks for intrusion violations and takes remedial action to protect network boundaries, a Data Cleansing unit that is cleaning our systems of redundant or duplicated information and correcting inaccurate records, some billing operations, processing invoices for payment in the country of origin, design and updates to our websites, some network management tasks such as monitoring utilization of the network and recommending upgrades or optimization projects to ensure optimum use of assets, and designing bespoke network configurations in support of Sales and Change Management - coordinating and scheduling changes within the network.

Through 2005, the aim is to expand operations in India to support the business in Europe.

Breakdown of Revenues by Segment
We operate in a single business segment, telecommunications, and in geographical areas as shown below.

Country activities and local businesses are managed by local management teams. In 2004, these local management teams were coordinated across the Group through a regional and functional organizational structure. During 2004, we considered our reportable segments to be North, Central and South, defined as follows:

Region               Countries comprising the region
North Region         Belgium, Denmark, Ireland, The Netherlands, Sweden and the
                     United Kingdom
Central Region       Austria, Germany and Switzerland
South Region         France, Italy, Portugal and Spain

These reported segments are expected to change during 2005, as a result of the reorganization which was announced in late 2004.

Turnover from the single business segment is attributed within geographical areas and is classified as switched, Non-switched and Other. Turnover by destination is not materially different from turnover by origin. Switched turnover comprises services including the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network and bandwidth services.

Turnover has also been classified by customer type with wholesale turnover comprising services to other telecommunication carriers, resellers and internet service providers, or ISPs. Corporate turnover comprises services to corporations and governments.

Year ended 31 December 2004

                                   North        Central          South     Corporate and                 Total
                                  Region         Region         Region      eliminations
Turnover                           L'000          L'000          L'000             L'000          L'000             $'000
                                   -----          -----          -----             -----          -----             -----
Carrier                          102,677        179,242         67,307          (85,135)        264,091           505,998
Non-carrier                      134,377        244,040        104,595                 -        483,012           925,451
                               -------------------------------------------------------------------------------------------
Total switched                   237,054        423,282        171,902          (85,135)        747,103         1,431,449
Non-switched                     181,177        184,116        142,547          (43,999)        463,841           888,719
Other                                457          1,647            972                 -          3,076             5,894
Inter region turnover           (45,250)       (54,868)       (29,016)           129,134              -                 -
                               -------------------------------------------------------------------------------------------
Total                            373,438        554,177        286,405                 -      1,214,020         2,326,062
                               -------------------------------------------------------------------------------------------

Year ended 31 December 2003

                                   North        Central          South     Corporate and                 Total
                                  Region         Region         Region      eliminations
Turnover                           L'000          L'000          L'000             L'000          L'000             $'000
                                   -----          -----          -----             -----          -----             -----
Carrier                           96,473        146,500         69,134          (73,194)        238,913          457,757
Non-carrier                      138,431        214,092        111,202                 -        463,725          888,497
                               ------------------------------------------------------------------------------------------
Total switched                   234,904        360,592        180,336          (73,194)        702,638        1,346,254
Non-switched                     182,526        173,935        144,978          (39,035)        462,404          885,966
Other                                 82            742            584             (132)          1,276            2,445
Inter region turnover           (44,910)       (40,866)       (26,585)           112,361              -                -
                               ------------------------------------------------------------------------------------------
Total                            372,602        494,403        299,313                 -      1,166,318        2,234,665
                               ------------------------------------------------------------------------------------------

Year ended 31 December 2002

                                   North        Central          South     Corporate and                 Total
                                  Region         Region         Region      eliminations
Turnover                           L'000          L'000          L'000             L'000          L'000             $'000
                                   -----          -----          -----             -----          -----             -----
Carrier                           86,198        127,761          60,567         (63,971)        210,555           403,423
Non-carrier                      126,827        181,697         104,304                -        412,828           790,978
                               -------------------------------------------------------------------------------------------
Total switched                   213,025        309,458         164,871         (63,971)        623,383         1,194,401
Non-switched                     155,963        151,317         123,427         (28,654)        402,053           770,334
Other                                 65          1,330             485             (58)          1,822             3,490
Inter region turnover           (37,543)       (32,300)        (22,840)           92,683              -                 -
                               -------------------------------------------------------------------------------------------
Total                            331,510        429,805         265,943                -      1,027,258         1,968,225
                               -------------------------------------------------------------------------------------------

Segmental analysis by customer type
Year ended 31 December 2004

                                            Corporate                Wholesale                          Total
                                                L'000                    L'000                 L'000                  $'000
                                                -----                    -----                 -----                  -----
Carrier                                             -                  264,091               264,091                505,998
Non-carrier                                   336,064                  146,948               483,012                925,451
                                ---------------------- ------------------------ --------------------- ----------------------
Total switched                                336,064                  411,039               747,103              1,431,449
Non-switched                                  359,314                  104,527               463,841                888,719
Other                                           2,963                      113                 3,076                  5,894
                                ---------------------- ------------------------ --------------------- ----------------------
Total                                         698,341                  515,679             1,214,020              2,326,062
                                ---------------------- ------------------------ --------------------- ----------------------

Year ended 31 December 2003

                                            Corporate                Wholesale                          Total
                                                L'000                    L'000                 L'000                  $'000
                                                -----                    -----                 -----                  -----
Carrier                                             -                  238,913               238,913                457,757
Non-carrier                                   336,980                  126,745               463,725                888,497
                                ---------------------- ------------------------ --------------------- ----------------------
Total switched                                336,980                  365,658               702,638              1,346,254
Non-switched                                  354,794                  107,610               462,404                885,966
Other                                             909                      367                 1,276                  2,445
                                ---------------------- ------------------------ --------------------- ----------------------
Total                                         692,683                  473,635             1,166,318              2,234,665
                                ---------------------- ------------------------ --------------------- ----------------------

Year ended 31 December 2002

                                            Corporate                Wholesale                          Total
                                                L'000                    L'000                 L'000                  $'000
                                                -----                    -----                 -----                  -----
Carrier                                             -                  210,555               210,555                403,423
Non-carrier                                   294,757                  118,071               412,828                790,978
                                ---------------------- ------------------------ --------------------- ----------------------
Total switched                                294,757                  328,626               623,383              1,194,401
Non-switched                                  288,962                  113,091               402,053                770,334
Other                                           1,040                      782                 1,822                  3,490
                                ---------------------- ------------------------ --------------------- ----------------------
Total                                         584,759                  442,499             1,027,258              1,968,225
                                ---------------------- ------------------------ --------------------- ----------------------

Competition
In every country, we compete primarily with the dominant Public Telecommunications Operators, or PTOs. We also face competition from a number of pan-European operators, including MCI, Cable & Wireless, BT, Level 3 and others and face competition for customers' switched traffic from a number of smaller service providers. We also compete with the mobile operators for our voice traffic throughout Europe, such competitors include Vodaphone, Orange, T-mobile and O2. Competition in addition to the pan-European operators in each of the countries we operate is as follows.

France - France Telecom (PTO), Cegetel, LDCom/Neuf Telecom and Completel.

Germany - Deutsche Telekom (PTO), Arcor, BT, MCI and Level 3 who have built-out nation-wide backbone networks, and MCI, along with some city carriers (which are often owned or supported by local governments), who have built local infrastructure in selected locations.

The United Kingdom - BT (PTO), Cable & Wireless and Energis.

Austria - Telekom Austria (PTO), Priority Telecom, a local infrastructure competitor, and various subsidiaries of international telecom operators like MCI, Tele2, eTel and UTA, an Austrian telecom company that merged with the local Tele2 subsidiary in Q4 2004.

Belgium - Belgacom (PTO) and local infrastructure competitors Versatel and Telenet.

Denmark - TDC (PTO) and Tele2.

Ireland - Eircom (PTO).

Italy - Telecom Italia (PTO) and major national new entrants such as Wind, Tiscali, Eutelia, Fastweb and Albacom.

The Netherlands - KPN (PTO) and some local infrastructure competitors such as Versatel and Priority Telecom. Portugal - PT (PTO), other competition is relatively limited but do face competition from entrants, mainly from ONI.

Spain - Telefonica (PTO) and with major national players such as Auna, JazzTel and Uni2.

Sweden - Telia (PTO) and Tele2.

Switzerland - Swisscom (PTO), TDC-Sunrise, MCI WorldCom and SOLPA each of which has a strong domestic market position.

Regulatory Environment

Impact of Regulatory Developments
The telecommunications sector is a market characterized by the presence of various types of regulation. Regulatory developments in any country can therefore impact costs for the Company, revenues, margins, the viability of the Company's products, and the competitive marketplace in any country, which in turn could materially affect the Company's business in an adverse manner.

Licenses and Permissions
We believe we have obtained all national and local government authorities, permits or licences or comply with all conditions as are required in order to be able to conduct our business as currently contemplated, in each of the jurisdictions in which we operate.

European Union Regulatory Framework
Framework Currently in Place
On 25 July 2003, the European Union or E.U. regulatory framework for electronic communications (a concept encompassing telecommunications, cable TV and broadcast transmission services) came into force. This new framework represents a complete overhaul of the previous regulatory regime and reduces the previous legal measures and directives from 28 to 8. It aims to create a regime to reflect the current state of competition and take into account developing markets and technological change. A key feature of the new regulatory framework package is that it contains a drive towards common market definitions and common regulatory instruments to assess and address the issue of the dominance of certain operators on communications markets within the E.U., and is based on concepts that are identical to those employed in general competition law. The main measures include the Authorisation Directive; the Access and Interconnection Directive; the Universal Service Directive; and an over-arching Framework Directive. The Framework Directive identifies the "candidate" markets that the European Commission believes may require specific regulatory attention and introduces the concept of "Significant Market Power", or SMP. It is complemented by a separate Recommendation listing the markets that are considered "relevant", i.e. which the European Commission considers to be candidates for ex-ante sector-specific regulation, on the grounds that there may be structural competition problems ("Recommendation on Relevant Product and Service Markets within the electronic communications sector susceptible to ex ante regulation in accordance with the Framework Directive" ("Recommendation")) and by Guidelines aimed at assisting National Regulatory Authorities, or NRAs, in the Member States in designating SMP operators ("Guidelines on market analysis and the assessment of significant market power under the Community regulatory framework for electronic communications networks and services" (Guidelines")). Both instruments are soft law instruments that are not legally binding. In the future, this package will be supplemented by non-binding guidance (soft law) to NRAs on the remedies to impose on SMP operators.

Under the new regulatory framework, NRAs no longer grant individual licences. Instead, general authorisations allow any organisation to build networks and offer services, subject only to general conditions that are applicable to all operators.

Moreover, NRAs in each Member State are responsible for reviewing the competitiveness of the markets identified by the Commission, taking account of the Guidelines and the Recommendation. If they find that there is a SMP operator in a market and that competition law is not likely to be sufficient to address any problems that result from that SMP, they will be required to impose appropriate and proportionate obligations on the entities identified as having SMP.

In line with the principle of subsidiarity, the implementation of E.U. directives and policy remains different in every E.U. Member State, but the intent and spirit of liberalisation has now been broadly adopted and the new framework has introduced additional features aimed at enhancing harmonisation. These elements are on the one hand the setting up of the European Regulators Group (ERG) which is an advisory body bringing together all the NRAs and aiming to consult with the Commission on best practices in implementing the new regulatory framework; and on the other hand the so-called Article 7 Consultation and Transparency mechanism (referring to the procedure set in place by Art. 7 of the Framework Directive) whereby NRAs are required to notify NRAs in other Member States and the European Commission of draft measures relating to market definition, SMP designation and remedies if such draft measures would affect trade between Member States. NRAs and the Commission have the opportunity to comment within one month. The Commission has the power to issue a veto where such measures seek to define markets other than those defined in the Recommendation, or in relation the designation of operators with SMP, where and when the Commission considers that the measures would affect trade between Member States or if the Commission has serious doubts as to its compatibility with Community law and in particular the policy objectives listed in Article 8 of the Framework Directive.

The telecommunications regulatory regimes in each of the countries in which we are currently operating therefore have increasingly common features. However, although E.U. Member States were given until 25 July 2003 to implement the new framework directives into their national law and to regulate the telecommunications sector in their countries accordingly, many Member States did not meet this deadline. Details of the progress towards implementation in the major countries in which we carry on business are given below.

Iceland, Liechtenstein and Norway are bound by the E.U. directives as a consequence of their membership of the European Economic Area. Switzerland is not required to follow the E.U. directives but has implemented a broadly similar national legal and regulatory framework for telecommunications.

We are currently not subject to regulatory constraints on the retail prices we charge to our end-user customers, although the dominant PTO may be subject to retail price controls under each national regulatory regime, which results in a price ceiling on the market. As regards the wholesale prices we charge to other operators, we are subject in some countries to a system of delayed reciprocity as regards calls terminated on our network, whereby the regulators have recognized that our cost-base is not the same as that of the dominant PTO which benefits from economies of scope and scale, but has requested that the alternative operators that do not charge reciprocal termination fees to the fees charged by the PTO adopt a gliding path leading over in general three to five years to such reciprocity. This should not considerably affect us as we have adopted a reciprocal charge system in all COLT countries to date. We are at present not subject to regulatory constraints on the other wholesale prices we charge to other operators, but this may be subject to change, in particular as regards incoming calls on our network and leased line terminating segments (potentially including Ethernet and other non-switched data services). For these activities, we might in the future become subject to regulation which could require obligations to publish terms and conditions, and requirements of non-discrimination and cost-based pricing. It is however difficult to anticipate if this could result in any material adverse change to our revenues or margins, as the implementation process is not finalised in most Member States but it could do so.

Major Developments
The EU legislative process is shared between three institutions, namely the Council, the European Parliament and the European Commission. In November 2004, a new set of Commissioners was appointed (due to the end of the five-year term held by their predecessors) and Mrs Viviane Reding received the Information Society portfolio, which encompasses telecommunications regulation.

From a regulatory perspective, the European Regulators Group (ERG) (which comprises the national regulatory authorities (NRA's) of all the member states) have issued a common statement on VoIP which states that a "one-size-fits-all" approach is not suitable at the present time for VoIP but proposes principles for national regulators to apply when regulating VoIP services and two specific statements to clarify the Group's position on numbering and access to emergency services. Although these statements propose a pragmatic and encouraging approach as regards the regulatory treatment of these services, it is non binding upon national regulators, leaving them the possibility to adopt other measures at a national level.


It must be noted that the regulatory framework adopted in 2003 is up for review in 2006, and that the specific issue of the scope of the Universal Service Directive is already scheduled for review in 2005. It is not expected that the latter will induce substantial changes to the existing framework.


COLT Countries

On the section "Key Regulatory Issues" for each country, note this sets out only the key regulatory issues in each country which could materially impact on business in these countries as best as can be determined at the date hereof. It is not an exhaustive list of all regulatory matters in that country.

Austria
National Regulatory Authority
The Telecommunications Act of 2003 and the Communications Authority Act establish the legal basis for the existing regulatory bodies in the telecommunications (Telekom-Control-Kommission) and the broadcasting media sector (Communications Authority). The Rundfunk und Telekom Regulierungs-GmbH ("RTR") acts as administrative office for these authorities. The "Telekom-Control-Kommission" and "Rundfunk und Telekom Regulierungs-GmbH" are together the "national regulatory authority", the differences are based on their competencies.

In addition, the Ministry of Traffic, Innovation and Technology (which includes also the Telecommunications Offices and the Office for Radio Installations and Telecommunications Facilities) is an authority that is empowered to take all measures requiring the exercise of administrative power in the area of telecommunications with regard to Austrian telecommunications law.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
In Austria, a new Telecommunications Act 2003, or TKG 2003, came into force on 20 August 2003 and transposes the new regulatory framework into national law.

One of the first and most important steps towards the implementation of the new regulatory framework was the implementation of the "market delineation ordinance" by the Rundfunk und Telekom Regulierungs-GmbH issued on October 17, 2003: under the 2002 EU Directives, the former sector-specific concept of market dominance, now called "significant market power" has been aligned with the concept of market dominance as used in European Union and Austrian competition law. At present, the Austrian regulator has completed the market analyses of all eighteen markets identified in the EU Recommendation on Relevant Markets, except for the market on wholesale bitstream access, for which the regulator still needs to assess the geographical dimension. The outcome of this discussion could have an impact on our business. So far, the European Commission has only issued a veto regarding the regulator's assessment of the market for transit services in the fixed public telephone network.

The Austrian incumbent has been designated as having SMP in all markets except the market for wholesale trunk segments of leased lines and the market for publicly available international telephone services provided at a fixed location for residential customers.

(ii) Other Relevant Regulations in Force:
Due to the increase of consumer complaints against value added service numbers the national regulator has issued an ordinance to create the framework for offering value added services under special consideration of consumer protection aspects called the "Communications parameters, prices and value added services ordinance" (12 May 2004). This ordinance covers all aspects of numbering and advertising and offering of value added services.

The other legislative measures in place in Austria that are relevant to electronic communications providers include: the Mobile Number Portability Ordinance, the Ordinance on Itemized Billing, and the Ordinance on Lawful interception: this ordinance was issued on the 1st of December 2001 and details the (technical) circumstances for legal interception.

Key Regulatory Issues
The Austrian regulator has designated COLT as having SMP in market 9, i.e. call termination on individual public telephone networks provided at a fixed location, but with lighter obligations than those imposed on the incumbent operator. This designation derives from the very narrow definition of that market, which implies that every fixed operator has a 100% market share on its own termination, and that all the fixed operators are therefore designated as having SMP. The imposed remedy is to offer termination rates in line with benchmark prices according to the regional termination charges offered by the incumbent. Differing charges are possible if we deliver evidence for other costs than the benchmark. In practice at present this means de facto no change for the current market situation.

Licences/Permissions
The former licence regime has been replaced by a system of authorisations for providing telecommunications services requiring notification of the NRA. Licences and notifications of services under the former regulatory framework remain in force, so that COLT Telecom Austria GmbH is entitled to operate a public fixed telecommunications network, to offer leased lines and to provide internet and data services.

Other Major Regulatory Developments
Aside from the current finalisation of the market analyses procedure, no major developments are foreseen at the moment.

Belgium
National Regulatory Authority
The Belgian National Regulatory Authority for telecommunications is the Belgisch Instituut voor postdiensten en telecommunicatie / Institut Belge des services postaux et des telecommunications (Belgian Institute for Postal services and Telecommunications ("BIPT/IBPT")). The Institute has a general advisory competence with respect to the policy that the federal government wishes to pursue in the postal and telecommunications sectors. The Institute has general regulatory and monitoring tasks on those markets and is responsible for the preparation of Belgian legislation regarding the two sectors that fall within its competence.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
Belgium has not yet transposed the EU directives. At this stage, the proposal for the new telecommunications law was approved by the government in July 2004. The Council of State has provided comments and the adapted text has been presented to the federal Parliament for discussion. Approval of the new law is expected by July 2005.

In the meantime, data collection for the analyses of the relevant markets has already commenced.

(ii) Other Relevant Regulations in Force:
The other legislative measures in place in Belgium that are relevant to electronic communications providers include a Royal Decree on lawful interception.

Key Regulatory Issues
The Belgian incumbent, Belgacom, has asked the activation of the Universal Service Fund in 2002. This request entails that all telecommunications operators active on the Belgian market contribute to this fund, a contribution which for COLT could amount to (euro) 400,000 per year. The decision has been delayed and the activation will be carried out under the new telecommunications law.

Licences/Permissions
COLT Telecom NV/SA has been granted a public telecommunications network licence in Belgium covering the main areas of economic importance and a nationwide voice telephony licence. Once the transposition of the EU regulatory framework is completed, a regime by simple notification will enter into force, in line with the general authorisation system put in place by EU legislation. In the meantime, COLT Telecom NV/SA's infrastructure and voice telephony licences remain valid.

Denmark
National Regulatory Authority
The National IT and Telecom Agency (NITA - IT og Telestyrelsen) is the independent agency responsible for information technology and electronic communications regulation and administration of the relevant legislation.

The National Regulatory Authority for telecommunications in Denmark was first established in 1991 under the name of National Telecom Agency in response to the liberalization process and the creation of Tele Danmark (TDC). On April 1, 2002 NITA in its present form was created by joining the National Telecom Agency together with the Central Information Bureau of the public administration (Statens Information) and extending the scope of its activities to cover electronic communications and information technology.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
The European telecommunications regulatory package was implemented by Act No 450 on 10 June 2003 which came into force on 25 July 2003. The national consultation on market analysis findings has been completed for most of the eighteen relevant markets designated by the EU Recommendation on Relevant Markets. However, the outcome of these consultations has not yet been notified to the European Commission at this stage.

 (ii) Other Relevant Regulations in Force:
The other legislative measures in place in Denmark that are relevant to electronic communications providers include the Act on Competitive Conditions and Consumer Interests in the Electronic Communications Market, which provides for consumer protection measures, the Act on Radio Frequencies and the Competition Act.

Key Regulatory Issues
The Danish regulator has proposed to designate COLT as having SMP in market 9, i.e. call termination on individual public telephone networks provided at a fixed location, but expected to be with lighter obligations than those imposed on the incumbent operator. This designation derives from the very narrow definition of that market, which implies that every fixed operator has a 100% market share on its own termination, and that all the fixed operators are therefore designated as having SMP. Remedies are not covered in the current consultation on remedies to date. The effects of the usually applied remedy - the charging of `fair and reasonable' termination charges - is expected to be limited for COLT Denmark as termination charge reciprocity is practiced in Denmark.

Licences/Permissions
In Denmark, COLT Telecom A/S is authorised to run its network and provide services under the general authorisations' regime put in place by Act No 450 of 10 June 2003, in line with the general authorisation system put in place by EU legislation.

Finland
National Regulatory Authority
The Finnish Communications Regulatory Authority (FICORA) is the general administrative authority for electronic communications and information society services. Its mission is to promote development of the information society in Finland. It is administered by the Ministry of Transport and Communications.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
The European telecommunications regulatory package was implemented by Communications Market Act 393/2003 of May 23, 2003 and came into force on 25 July 2003. The market analysis has been completed for most of the eighteen relevant markets designated by the EU Recommendation on Relevant Markets. However, in the process of notification of these markets to the European Commission, the European commission has vetoed the analysis of markets 4 and 6 and new analyses by FICORA are pending.

(ii) Other Relevant Regulations in Force:
     o    Communications Market Act 393/2003 of May 23, 2003
     o Act 516/2004 of June 16, 2004 on Data Protection in Electronic Communications
     o    Act 625/2001 of June 29, 2001 on Communications Administration
     o    Act 480/1992 of May 27, 1992 on Competition Restrictions
     o    Act 711/1988 of July 29, 1988 on the Finnish Competition Authority
     o    The Market Court Act 1527/2001 of December 28, 2001
     o    Administrative Judicial Procedure Act (586/1996)

Licences/Permissions
COLT Telecom Finland Oy provides telecommunications services to local organisations but is managed by our Swedish business unit COLT Telecom AB. Accountable revenues for Finland are below the reporting threshold and therefore COLT Finland Oy is neither authorised as telecommunications network or service provider.

France
National Regulatory Authority
The French National Regulatory Authority, Autorite de Reglementation des Telecommunications (or ART) was created by the Telecom Act of July 1996. ART's decision making body is the 5 member college, irrevocably designated by the President of the Republic and the Prime Minister (3 members) and by the President of the two Chambers of the Parliament (1 member each).

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
France has implemented the new E.U. Directives. Legislation was adopted in December 2003 and in January 2004 relating to universal service, retail tariff controls and the status of France Telecom, and in June 2004, regarding the right for public entities (municipalities, regional authorities, etc.) to become full-service telecommunications operators. On 9 July 2004, the act transposing the core of the new EU level regulatory framework was published.

The new legislation does institute a market definition, market analysis and SMP designation system, which will result in the imposition of regulatory obligations on operators found to have SMP, and in the withdrawal of regulatory obligations where no SMP is found. ART has initiated the public consultation exercise which is necessary to conduct these analyses. The new regime will result, as of 2005, in a tightening of certain interconnection and wholesale broadband access obligations, especially on the incumbent France Telecom and on mobile operators (who are major suppliers to us), and in a weakening of retail price control on France Telecom. Direct regulation of COLT is a possibility under the new regime, but this is not expected to result in major changes compared to the existing situation.

(ii) Other Relevant Regulations in Force:
The other legislative measures in place in France that are relevant to electronic communications providers include the Law on Confidence in Digital Economy 2004; the Law on Electronic Communications and on Broadcast Services 2004; the Law on the Liberty of Communication (Consolidated) "Leotard Law" 1986; and the Law on the Protection of Individuals from Data Processing of Personal Data 2004.

Key Regulatory Issues
Wholesale broadband access services by France Telecom are cost-oriented for providing residential broadband services, but commercially priced for providing business broadband services. This is detrimental to us and we are lobbying for cost-orientation of such services during the market analysis process. A positive decision on such a principle is expected from ART in 2005. Its effective implementation by France Telecom could however take a significant time.

Unlike most European cities, Paris has had its fibre telecom networks built in the city's sewers. However the price for such right of way is extremely high, which is detrimental to the profitability of alternative networks, including us. The Telecom Act of 2004 has introduced the principle of a ceiling of the fees for the right of way in the sewers. However the secondary legislation setting this ceiling has not been passed yet.

Local authorities are now being authorised to invest in networks, which could represent a threat to us if such networks were developed in areas where we have developed a local loop fibre network. Presently this is the case in one departement only, the Yvelines (the area around Versailles, 20 km west of Paris). 40 km out of a total of 800 km of the fibre local loop network of COLT in France are concerned.

Licences/Permissions
In accordance with the new EU directives, the new French legislation has abolished individual licensing (a partial abolishment already occurred on 25 July 2003, by means of a joint letter of the Minister and the National Regulatory Authority). Whilst awaiting the full transposition of the EU Directives into French law, COLT Telecommunications France SAS remains entitled to operate a public telecommunications network in all French regions of economic importance and to provide voice telephony services on a nation-wide basis under a combined L.33-1 (network operator) and L.34-1 (telephony service provider) licenses. Upon the entry into force of the new regime, COLT Telecommunications France SAS's license will be converted into one or several registrations with the regulator.

Germany
National Regulatory Authority
The German National Regulatory Authority for telecommunications is the Regulatory Authority for Telecommunications and Posts, or RegTP, which took up its work on 1 January 1998, and is tasked with promoting the development of the postal and telecommunications markets through liberalisation and deregulation. RegTP has various powers under the new German Telecommunications Act, including the authority to control network access and interconnection, and to approve or review the tariffs and tariff-related general business terms and conditions of providers with significant market power. It also has the authority to assign and supervise frequencies and to impose universal service obligations. In the future, RegTP will also be responsible for energy and gas regulation.

RegTP has started the market reviews to assess the markets recommended by the EU Commission. It has to examine whether one or more undertakings must be designated as operators with significant market power and if therefore obligations have to be imposed, amended, maintained or withdrawn. Although direct regulation of our business in Germany is possible under the new regime it is not expected to result in major changes compared to the current situation.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
In 1998, the German telecommunications market was finally liberalised. On 26 June 2004, the new German Telecommunications Act ("TKG") came into force. The main objectives of the TKG are to promote competition in the telecommunications sector through regulatory measures, to guarantee appropriate and adequate telecommunications services throughout Germany and to provide for the regulation of frequencies. The TKG aims to achieve these objectives principally by allocating frequencies, securing universal service and subjecting, in particular telecommunications markets, providers with "significant market power" to a special regulatory framework. There are several discrepancies between the new German Telecoms Act TKG compared with the EU Directives, the consequences of which on the German market will not be clear until regulations relating to the new regulatory framework have been enacted and interpreted by RegTP and the courts.

In February 2005, the German Government published the first secondary legislation draft bill required to effectively implement the new TKG, covering provisions on customer protection and numbering. Furthermore, based on the TKG, the German Ministry of Economics and Labour published several draft ordinances relating to numbering, interception and emergency calls. It is intended that most of the draft bill and the ordinances will become effective in 2005.

(ii) Other Relevant Regulations in Force:
Section 43(a) and (b), section 96(1) para. 9 a) to 9 f) in conjunction with subsection (2) sentence 1 and section 97(6) and (7) of the German Telecommunications Act of 25 July 1996 remain applicable in the version valid until the entry into force of the new TKG until such time as the ordinance according to section 66(4) of this Act has been issued. These provision contain regulations against the abuse of 0190-/0900 value added service numbers. The Ordinance concerning the Technical and Organisational Implementation of Measures for the Interception of Telecommunications 2002 is still valid until it will be replaced by a new ordinance. On 8 July 2004 the new Act against Unfair Trade came into force.

Key Regulatory Issues
As regards the interconnections charges (charges for the traffic between telecommunications networks) these charges were previously billed on a reciprocal basis, i.e., at the termination rate approved by the German telecommunications regulator for Deutsche Telekom. On 12 November 2004, RegTP stipulated a mark-up of EUR 0.0017/minute on termination charges that Deutsche Telekom and other carriers have to pay for calls that terminate on our network. This mark-up is applicable from 25 November 2004 to 31 May 2006.

Deutsche Telekom and the German mobile network operators have concluded agreements on the reduction of national termination rates: as regards the termination the the networks of T-Mobile and Vodafone from EUR 0.1432 to EUR
0.132 as of 15 December 2004, and a further reduction from EUR 0.132 to EUR 0.11 as of 15 December 2005. As regards O2 and E-Plus Deutsche Telekom agreed a reduction from EUR 0.179 to EUR 0.149 cent as of 15 December 2004, and a further reduction from EUR 0.149 to EUR 0.124 as of 15 December 2005. COLT Telecom GmbH is re-negotiating its interconnection charges with all German mobile network operators as well. However, the outcome of these negotiations cannot be predicted.

As of 18 November 2004, Deutsche Telekom applied for new digital leased line tariffs. With its decision of 27 January 2005, RegTP approved this applications for new tariffs and also accepted a new pricing scheme for digital leased lines. This approval is valid from 1 April 2005 to 1 November 2006. Deutsche Telekom has taken legal actions against that RegTP decision (proceeding for injunctive relief). Thus the precise effects of the new pricing scheme will not be clear until the Administrative Court - Cologne has made a decision in this proceeding for injunctive relief.

Licences/Permissions
COLT Telecom GmbH in Germany still holds licenses class 3 (operation of transmission lines for telecommunications services for the public) and class 4 (voice telephony on the basis of self-operated telecommunications networks) that were needed for its business under the regime of the old Telecommunication Act TKG. Since 25 June 2003 the previous license requirement was replaced by a notice requirement.

Ireland
National Regulatory Authority
The Irish National Regulatory Authority for telecommunications is the Commission for Communications Regulation (ComReg), which was established by the Communications Regulation Act 2002. It became operational on December 1, 2002 with the Communications Regulation Act 2002 (Establishment Day) Order 2002.

ComReg is the statutory body responsible for the regulation of electronic communications (telecommunications, radio communications and broadcasting transmission). In broadcasting, ComReg is the regulator for infrastructure (including cable) but not for content.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
Ireland has implemented the European telecommunications regulatory package through the Communications Regulation Act 2002 and by various other secondary instruments. The regulator is in the process of carrying out market reviews to assess the scope of regulation required on players with significant market power. Data Collection, national consultation and approval from the Commission is completed for seventeen out of the eighteen markets designated in the EU Recommendation on Relevant Markets.

(ii) Other Relevant Regulations in Force:
The other legislative measures in place in Ireland that are relevant to electronic communications providers include the Wireless Telegraphy Act and the Interception of Postal Packets and Telecommunications Messages (Regulation) Act.

Key Regulatory Issues
The Irish regulator has designated COLT as having SMP in market 9, i.e. call termination on individual public telephone networks provided at a fixed location, but with lighter obligations than those imposed on the incumbent operator. This designation derives from the very narrow definition of that market, which implies that every fixed operator has a 100% market share on its own termination, and that all the fixed operators are therefore designated as having SMP. As part of this ComReg requires COLT to make public, in detail the termination rates applicable to all other operators in the Irish market.

Licences/Permissions
In Ireland, COLT Telecom Ireland Ltd is authorised to run its network and provide services pursuant to general conditions of entitlement issued by the Commission for Communications Regulation on 29 August 2003, in line with the general authorisation system put in place by EU legislation.

Italy
National Regulatory Authority
The Italian National Regulatory Authority AGCOM was created by Law No. 249 of 31 July 1997 and is composed by nine members (appointed by the Italian Parliament) including a Chairman (to be appointed upon the proposal of the Prime Minister in consultation with the Minister of Communications). Legislative Decree No. 259 of 1 August 2003 (the so-called "Electronic Communications Code" which enacted the new EU Telecoms Regulatory Framework in Italy, with the only exclusion of Directive 2002/58/ECE on Privacy and Electronic Communications -"Code") provides for an allocation of powers and competences between the Ministry of Communications ("Ministry") and the NRA. The Ministry is mainly in charge of the granting and administration of the general authorisations while the NRA is mainly dedicated to the adoption of sector specific regulations.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
Italy has implemented the new EU Directives through the adoption of the Code, which came into force on 16 September 2003. The Code institutes a market definition, market analysis and SMP designation system. Under such system, the NRA is required to conduct a market analysis in accordance with the Recommendation on relevant markets and Guidelines on market analysis issued by the European Commission.

The NRA has initiated the public consultation exercise which is necessary to conduct these analyses. The NRA should complete such procedure in 2005. The new regime could result in a confirmation of interconnection and wholesale broadband access obligations upon Telecom Italia S.p.A. ("TI") in the fixed telephony markets and in the extension of regulatory obligations upon mobile operators Wind Telecomunicazioni S.p.A. ("Wind") and H3G S.p.A. ("H3G"). Direct regulation for us is a possibility under the new regime, but this is not expected to result in major changes compared to the existing situation.

NRA resolutions on access and interconnection obligations adopted under the previous regulatory framework will be valid until completion of the above market analysis procedure. Accordingly, all NRA resolutions containing obligations on TI in relation, inter alia, to interconnection, local loop unbundling, carrier preselction, and number portability are still in force. Such regulations are relevant for us in so far as they result, inter alia, in non discrimination, and cost orientation obligations which TI must comply with in the negotiation of wholesale agreements with other electronic communications operators such as COLT.

(ii) Other Relevant Regulations in Force:
The other legislative measures in place in Italy that are relevant to electronic communications providers include the Legislative Decree No. 196 of 20 June 2003 instituting the "Code of Personal Data Protection", which entered into force on 1 January 2004 ("Privacy Act"). The Privacy Act contains, inter alia, provisions on (i) traffic data retention and (ii) unsolicited communications.

Key Regulatory Issues
The NRA recently launched a market analysis on voice call termination on individual mobile networks. Under such consultation, the NRA identified one relevant market in relation to every mobile network covering calls originated from both mobile and fixed networks and regardless of the technology used by the mobile operator (whether GSM or UMTS). The NRA, therefore, identified Telecom Italia Mobile ("TIM"), Vodafone Omnitel ("VO"), Wind and H3G as having dominant position in the identified markets and proposed to impose upon such operators non discrimination, transparency, and cost orientation obligations. The latter is particularly important since it could result in a decrease of mobile termination rates applied by Wind and H3G which are current free to set their termination rates on a commercial basis.

In addition, the Italian Competition Authority recently started an investigation against TIM, VO and Wind in relation to abuse of dominant position in the market of access to mobile network infrastructures and termination on mobile networks. The investigation also refers to the possible agreements restrictive of competition into the above-mentioned access market as well as in the markets of retail mobile communications services and commercial offer to business customers.

Licences/Permissions
In Italy COLT Telecom SpA holds two individual licences respectively for (i) the installation and provision of public telecommunications networks (Milan, Turin and Rome) and (ii) the provision of voice telephony services (throughout the Italian territory), both obtained in 1998. COLT Telecom SpA also holds a general authorisation for the provision of internet and data transmission services obtained in 2000. Such licences and authorisation, although granted under the previous regulatory framework, will be valid until their natural expiration date and subject to the provision contained in the Code. The latter abolished individual licenses as the regulatory permits required under the previous regulatory framework. It only requires a general authorisation for the provision of all electronic communications services. Such authorisations are deemed as granted by the Ministry immediately upon filing of the relevant applications. This principle does not apply to frequencies and numbering resources which are still subject to individual rights of use.

The Netherlands
National Regulatory Authority
The regulator OPTA ("De Onafhankelijke Post en Telecommunicatie Autoriteit" or "Independent Post and Telecommunications Authority") was established on 1 August 1997. The tasks and responsibilities of OPTA are laid out in the so-called OPTA wet ("OPTA law"). OPTA is a independent agency and as such operates at a distance of the Ministry of Economic Affairs. DGTP ("The Directorate General Telecommunications and Post") is politically responsible for a number of OPTA's tasks but does not have direct authority over the decisions by the OPTA's College (effectively the "Board"). The College consists of three independent experts from varying fields of expertise who are appointed by the Crown on recommendation by the Minister of Economic Affairs.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
Full telecommunications liberalisation was introduced in The Netherlands in 1997. The current Telecommunications Act, which implements the European regulatory package, was introduced on 19 May 2004. The market analyses which will be used by the Regulator to assess the scope of regulation required on players with SMP are currently being carried out.

(ii) Other Relevant Regulations in Force:
The other legislative measures in place in the Netherlands that are relevant to electronic communications providers include the Data protection Laws and general Competition law.

Key Regulatory Issues
Although taxation of empty ducts is currently not included in the telecoms law, it is debated to include a possibility to levy a tax on ducts that are not in use. The current proposals for a revised chapter 5 of the Telecom Law, which deals with Rights of Ways, do include this possibility albeit with a tax free period of 4 years for new ducts and until 2018 for existing ducts.

Presently the regulator is performing the market analysis process, leading to designations of operators benefiting from Significant Market Power, and subsequential remedies. The final outcome of this will have an impact on the regulatory environment in which we operate, but is difficult to predict at such an early stage.

Licences/Permissions
In accordance with the new EU directives, the new Dutch legislation has abolished registrations as a prerequisite to being allowed to offer telecommunications services and building and operating a telecommunications network. COLT Telecom B.V. has notified the regulator OPTA of its activities. COLT Telecom B.V. is entitled to build and operate a fixed telecommunications network and provide telecommunication services. Licenses for radio Spectra are dealt with by the Agentschap Telecom. COLT Telecom B.V. has no licence to provide wireless services.

Norway
National Regulatory Authority
The Norwegian telecommunications regulator is the NPT, an autonomous administrative agency under the Ministry of Transport and Communications, with monitoring and regulatory responsibilities for the telecommunications markets in Norway

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
On 25 July 2003, the EU Framework was implemented through the Electronic Communications Act No 83 (of July 4, 2003). Although the NPT has completed the national market consultations (except for market 17) none of the market analysis have been finalised yet.

(ii) Other Relevant Regulations in Force:
The other legislative measures in place in Norway that are relevant to electronic communications providers include the Competition Act No 12 of March 5, 2004 and the Public Administration Act of February 10, 1967.

Licences/Permissions
In Norway COLT Telecom Norway A/S is registered as a provider of telecommunications services.

Portugal
National Regulatory Authority
The Portuguese National Regulatory Authority is Communications Institute (Instituto das Comunicacoes de Portugal - Autoridade Nacional de Comunicacoes (ICP-ANACOM)). ICP-ANACOM was initially established in 1989. Its current status (from January 6, 2002), as a public corporation with administrative and financial autonomy and its own assets, was approved by Decree-Law no. 309/2001. It is responsible for electronic communications, postal and broadcasting regulation, but not the regulation of content. ICP-ANACOM is also the national authority responsible for electronic commerce matters.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
The European telecommunications package has been implemented in Portugal by Law no. 5/2004, of 10 February 2004 (Electronic Communications Law). Under this law, the Portuguese telecoms regulator is required to carry out market reviews to assess which are the relevant telecom markets and the players with significant market power in such markets. In the meantime the market analyses for most of the market identified in the EU Recommendation on Relevant Markets have been completed.

(ii) Other Relevant Regulations in Force:
The other legislative measures in place in Portugal that are relevant to electronic communications providers include Law 41/2004 of Aug. 18, 2004; Law 6/2003 of March 6, 2003 and Decree Law 31/2003 of Feb. 17, 2003.

Key Regulatory Issues
The Portuguese regulator has designated COLT as having SMP (Significant Market Power) in market 9, i.e. call termination on individual public telephone networks provided at a fixed location, but with lighter obligations then those imposed on the incumbent operator. This designation derives from the very narrow definition of that market, which implies that every fixed operator has a 100% market share on its own termination, and that all the fixed operators are therefore designated as having SMP. This designation entails that COLT must meet all reasonable requests for access to, and use of, specific network elements and associated facilities. Moreover, there is a measure of price control whereby a maximum difference of 20% between the incumbent's and competitors' termination prices is allowed.

Licences/Permissions
In Portugal, COLTEL Servicos de Telecomunicacoes, Unipessoal, LDA has obtained two authorisations, one to provide a fixed telephone service and another to establish and provide a public telecommunications network. COLTEL Servicos de Telecomunicacoes, Unipessoal, LDA is also registered with Autoridade Nacional de Comunicacoes, or ANACOM, to provide a wide number of telecommunications services that do not require authorisation procedure (e.g., number translations, internet access, international ATM).

Spain
National Regulatory Authority
The competences to regulate the telecoms sector in Spain are split between various public bodies, namely:
(i) Telecommunications Market Commission (the "CMT"): is an independent Agency and its competencies are (a) arbitrating conflicts between operators, (b) number assignment for the provision of services, (c) safeguarding competition, avoiding discrimination, and assigning numbers, (d) overseeing some aspects of the universal service obligations, (e) resolving interconnection conflicts between operators, (f) adopting all measures to promote competition, in particular regarding network interconnection/access, price policy, and any issues involving the restriction of competition, (g) controlling mergers, changes of control and agreements between operators, (h) defining relevant markets for ex ante regulation purpose (i) advising and informing the Government and the Minister of Science and Technology on issues affecting the telecommunications market, (j) requesting the intervention of the Minister of Science and Technology (Radio communications State Agency) for inspection of telecommunications equipment in order to grant compliance with radio-electric emission limits, (k) imposing fines, (l) overseeing the register of operators, and (m) any other competence granted by the Government or the Minister of Science and Technology.

The CMT's responsibilities are currently being discussed under a new Regulation developing the new Telecom Act. A political decision forcing the Telecommunications Market Commission to move from Madrid to Barcelona has caused several strikes, has generated dissatisfaction in the staff and also could delay the market analysis process.

(ii) The Ministry of Industry (MI): is charged with defining telecommunications and "information society" policy, supervising technical specifications, regulating on consumer protection matters (IN, notification of telephony, contracts with consumers, consumer arbitration, etc). Investigation and Imposing fines on infringements that are under its competencies.

(iii) Radio Spectrum Agency: is integrated in the above mentioned MI: attribution of frequencies and management of radio spectrum. Investigation and Imposing fines on infringements that are under its competencies.

(iv) The Ministry of Economy: is charged with settling SMP retail tariffs (approves bonds, discounts and every special offer of the incumbent).

(v) The Government.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
The European regulatory package was partially implemented by the new Telecommunications Act 32/2003, (Ley General de Telecomunicaciones), published on 3 November 2004 and came into force on 4 November 2004. Four regulations need to be enacted for the full implementation of the 32/2003 Telecommunications Act, and so far only Regulation 2296/2004 on market analysis and access, published in the Official Gazette on 30 December 2004 has been adopted.

The regulator has not yet carried out any market reviews, aside from informal pre-consultations.

(ii) Other Relevant Regulations in Force: Market analysis and access Regulation.

Key Regulatory Issues
Until full implementation and market analysis are completed, the "old" regulatory framework is transitorily in force.

On November 2003, the NRA approved an important decrease of Telefonica's price cap applied to retail voice telephony prices and fully liberalised retail ADSL prices. It is even expected that the price caps applying to retail voice telephony could be abrogated by the Ministry in the future, therefore allowing the incumbent to sets its tariffs freely.

In Spain, fixed telecoms operators are very much concerned about the financial burden that they must bear as a combination of a series of different central and local taxes. Recently, this financial burden of the sector has significantly increased by a new tax (rights of way) issued by the Minister of Infrastructures (Roads DG). This tax is being challenged before the Courts and, if it is upheld, will apply to us.

Licences/Permissions
The new Telecom Act 32/2003 implements the notification system stated by the Authorisation Directive 2002/20/CE. There are only two types of authorisations: authorisation to provide electronic communications networks and authorisation to provide electronic communication services. The new regulation does not distinguish between national and regional authorisations. COLT Telecom Espana SA holds both kind of authorisations.

Sweden
National Regulatory Authority
Electronic communications policy is executed by the National Post and Telecom Agency (Post och Telestyrelsen - PTS), which was established as a telecommunications authority in 1992 with responsibility for postal services added in 1994. Currently PTS is the main administrative body responsible for regulation of the electronic communications sector (telecommunications, radio and IT) and the postal sector.

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
On 5 June 2003 the new EU Framework was implemented through the Government Bill for the transposition act (Electronic Communications Act (2003:389)), which came into force on 25 July 2003. Data collection for the market analyses has been completed for all markets. European Commission and other NRAs were notified under Art 7 Framework Directive of PTS's market assessment for most of the markets defined under the Recommendation on Relevant Markets. Commission approval is still pending at this stage.

(ii) Other Relevant Regulations in Force:
The other legislative measures in place in Sweden that are relevant to electronic communications providers include the Competition Act (1993:20) of Jan. 14, 1993 (with amendments up to July 4, 2004), the Marketing Act (1995:450) of Apr. 27, 1997 (with amendments up to April 1, 2004), the Personal Data Act (1998:204) of Apr. 29, 1998 (with amendments up to Jan. 1, 2004) and the Terminal Equipment Act (2000:121) of March 30, 2000.

Key Regulatory Issues
The Swedish regulator has designated COLT as having SMP (Significant Market Power) in market 9, i.e. call termination on individual public telephone networks provided at a fixed location, but with lighter obligations than those imposed on the incumbent operator. This designation derives from the very narrow definition of that market, which implies that every fixed operator has a 100% market share on its own termination, and that all the fixed operators are therefore designated as having SMP. While the proposed SMP obligations for the Swedish incumbent TeliaSonera involve cost orientation and LRIC based termination charges, all alternative operators would be subject to the obligation of `fair and reasonable' termination charges. Such `fair and reasonable' prices are to be set at the same level as prices of the incumbent (TeliaSonera) subject to the cost orientation and LRIC cost accounting obligations. In practice, this would result in reciprocal call termination.

Licences/Permissions
COLT Telecom AB is registered as a telecommunications network and service provider in Sweden.

Switzerland
National Regulatory Authority
The National Regulatory Authority in Switzerland is the Federal Office of Communications (OFCOM) and the Federal Communication Commission (ComCom), which consists of seven members and a president. The director of OFCOM, the members of ComCom and the president are appointed by the Federal Council. The designation of an operator as holding Significant Market Power (SMP) on a specific market falls under the competence of the Competition Commission, as well as issues related to price squeeze and price agreements (antitrust law).

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
As Switzerland is not a member of the EU the implementation of the EU framework and its directives do not directly apply. The Swiss regulatory system is characterized by an ex-post approach to regulation, whereby the regulator only intervenes after an abuse has been committed, and not through ex-ante measures as is the case under the EU regulatory package. This also implies that the market analyses of the eighteen markets identified under the Recommendation on Relevant markets will not be conducted in Switzerland.

Nevertheless Switzerland has liberalised its telecommunications market on 1 January 1998 and has broadly followed the EU liberalisation policies.

(ii) Other Relevant Regulations in Force:
The Swiss Telecommunication Law does currently not require the unbundling of the local loops, but the Decree on Telecommunications Services (as amended from 7 March 2003) requires full unbundling of the local loop together with bitstream and shared access. This Decree came into force on 1 April 2003. However, in practice, this Decree is not applicable at present following a decision of the Federal Court on an appeal by the incumbent Swisscom whereby the Court decided not to apply the Decree pending the revision of the Telecommunications Law.

This revision is currently ongoing: the revised law was approved by the national parliament and must now be approved by the Upper House. It is expected that it will not become effective in 2006 and the current revision contains: full unbundling, bitstream access (limited for 2 years), leased lines, third party billing and access to the cable ducts. Ex-ante regulation is however excluded.

Changes in the Decree on Address Elements for Telecommunication, or AEFV, came into force on 1 February 2005 with new requirements concerning the barring of access to Value Added Services or to international numbers with diallers. A new revision of the Decree on Telecommunication Services became also effective on 1 February 2005 with the requirement for all foreign Telecommunication Service Providers to have a postal address in Switzerland.

Key Regulatory Issues
The Federal Communication Commission (ComCom) decided in November 2003 that the regulated Interconnection prices of the Swiss incumbent, Swisscom, for the years 2000 to 2003 were about 25 - 35 % too high. Swisscom has appealed against this decision to the Federal Court. The Court has decided about some shortcomings in the procedure of the Communication Commission (ComCom) but has in principle approved the substantial decisions of ComCom. COLT has cancelled its interconnection contract with Swisscom at 30 June 2005 and has sent the application for interconnection regarding prices and contractual conditions. The NRA OFCOM has informed COLT that this proceeding will be postponed until the ongoing pilot proceeding of Swisscom delivers a legally binding decision.

Swiss fixed to mobile termination rates (FTM) are the highest in Europe.

Licences/Permissions
Colt Telecom AG, 8048 Zurich has obtained a concession covering the establishment and operation of our networks and we have the licence as a telecommunication service provider for fixed network, which allows the provision of telecommunication services. The concession grants similar rights and imposes similar obligations as those that existed in other European countries under the former individual licensing system.

The United Kingdom
National Regulatory Authority
The UK National Regulatory Authority for telecoms is Ofcom which was created by the Communications Act 2003. Ofcom is responsible for regulating not only the telecoms sector but also all the other media industries - TV and radio (spectrum and content).

Applicable Regulations
(i) Status of the Implementation of the EU Framework:
In the United Kingdom, the European regulatory package has been implemented by the Communications Act 2003 and by various instruments implemented under that Act. Ofcom has carried out a series of market reviews to assess the scope of regulation required on telecoms operators with significant market power ("SMP"). This has resulted in some changes to regulated products in the market e.g. on new products made available, some existing products becoming de-regulated (particularly at the retail level) and revised pricing on existing products. We have been deemed to have SMP in just one of the markets analysed (along with the majority of our competitors). This is on the market for fixed geographic call termination. As a result we are required to supply call termination on our network to other telecoms providers and to provide this service on fair and reasonable terms. In other markets it is mainly the UK incumbent, BT, that has been regulated. To date, all the markets in the UK have been reviewed apart from one. All the reviews will next be re-analysed in approximately two years time although it is at Ofcom's discretion when this will happen.

(ii) Other Relevant Regulations in Force:
In the UK the main provisions applying to electronic communications are contained in the Communications Act 2003. The Act covers functions of Ofcom, networks, services and the radio spectrum, advance notification to Ofcom, administrative charges, general conditions (customer interests, numbering, must-carry obligations), universal service conditions, access-related conditions, privileged supplier conditions (communications providers enjoying special or exclusive rights in any non-communications services), significant market power (SMP) conditions, electronic communications code, premium rate services, spectrum use, disputes and appeals, and competition in communications markets.

The other legislative measures in place in the UK that are relevant to electronic communications providers include: the Wireless Telegraphy Acts (1949 and 1998) which cover Radio licensing; the Office of Communications Act which covers the creation of Ofcom; the Competition Act 1998 which covers anti-competitive agreements, exemptions, notifications and abuses of dominant position; the Enterprise Act 2002 which covers Office of Fair Trading, Competition Appeal Tribunal, Merger control, Market investigations and Cartel offences; the Anti-terrorism Crime and Security Act 2001 and the Regulation of Investigatory Powers Act 2000 which deal with data retention and access to data. Certain areas have their own very specific regulations such as premium rates services which are governed by their own Code of Practice which is implemented and policed by a separate regulatory body (which falls under the auspices of Ofcom) called ICSTIS (The Independent Committee for the Supervision of Standards of Telephone Information Services).

Key Regulatory Issues
Deregulation of markets: Ofcom's key aim as part of the current UK Telecoms Strategic Review (see "Other Major Regulatory Developments" below) is to try and lift regulation of products. This should, in theory, occur if the market place becomes competitive and should be triggered by achieving "equivalent" access by telecoms operators to certain aspects of BT's network. De-regulation could take place at a geographic level (e.g. certain markets such as Central London may be considered competitive at an earlier stage to other parts of the UK) or on a product basis (e.g. certain products becoming competitive earlier). Deregulation may result in us competing in a different economic environment than at present.

Designation of Significant Market Power status: There is an ongoing risk that any operator, including us could be assessed in any market review as having SMP. This might result in an additional regulatory burden being imposed which might again alter the way we could provide services in that market in the UK.

Licences/Permissions
COLT Telecommunications is entitled to run its network and provide the full range of services pursuant to the General Conditions of Entitlement issued by Ofcom (the Director General of Telecommunications) on 25 July 2003. These General Conditions replaced the old regime of individual licences and now every provider of communications networks in the UK is authorised to supply services subject to these conditions. COLT Telecommunications is classified as a Provider of Publicly Available Telephone Services (PATS) and therefore must comply with the widest range of these conditions which includes, inter alia, general access and interconnection obligations, emergency call numbers, codes of practice and number portability in order to provide services.

Other Major Regulatory Developments
The UK regulatory environment is undergoing different reviews currently, namely:
     o Telecoms Strategic Review: In 2004, Ofcom began conducting a strategic review of telecoms regulation. This may involve fundamental change to the way regulation in the UK is carried out including suggesting radical structural changes to the UK incumbent, BT. An initial decision is expected in June 2005 but until then the implications are difficult to evaluate.
     o 21CN: BT is planning to roll-out a new IP based network over which upgraded services will be provisioned. The roll-out is scheduled for end 2005 and may impact us on a competitive level and as a purchaser of BT services. The implications of this change can only be clearly assessed on details of the upgrade being released.

C. Organizational structure

We are the holding company for the subsidiaries shown in exhibit 8.1. Each subsidiary is a private company registered and operating in its country of incorporation.

D. Property, Plant and Equipment

We lease node sites, office, internet space and sales administrative offices within the cities in which we operate networks. All of the property that we occupy is on a leasehold basis, without major encumbrances. It is all either in use or in preparation for use in our operations, or it has been identified as being surplus to requirements and the building is being actively marketed either on a part or full basis either by surrender, sub-letting or assignment of the lease, as appropriate. In 2002, we developed a 3 year plan to reduce the property that we occupy to approximately 250,000 square meters. We had by 31 December 2004, achieved reductions of approximately 68,000 square meters. We believe that our properties, taken as a whole, are in good operating condition and are suitable and adequate for our business operations.

In 2004, we established an offshore operation in India in a leased office of 2,946 square meters. In December 2004, the Board resolved to acquire an additional 4,991 square meters of office space to facilitate further expansion in India in 2005.

At 31 December 2004, we leased an aggregate of approximately 285,000 square meters, including the following principal locations (n.b. the figures stated in "size" relate to the original areas in 2002 as a benchmark; "status" provides an update to that benchmark).

Location                                               Size                   Use                         Status
--------                                               ----                   ---                         ------

Richard-Neutra-Gasse 10, Vienna, Austria               7,000 square meters    Internet Solution Centre    Occupied and part disposed

Kartner Ring 12, Vienna, Austria                       2,374 square meters    Office, Node and Storage    Occupied and part disposed

Paepsemlaan 16-16a, Paepsem Business Park,             1,413 square meters    Node and Office             Occupied
Anderlecht, Belgium

Nooderlaan 121, Antwerp, Belgium                       1,727 square meters    Office Node and Storage     Occupied

1930 Zaventem, Brussels, Belgium                       6,850 square meters    Internet Solution Centre    Occupied and part marketed

Rue De Planeur, 10 Brussels, Belgium                   3,665 square meters    Offices, Storage            Occupied and part disposed

1430 Chaussee De Haecht, Brussels, Belgium             1,100 square meters    Office Node and Storage     Occupied
Borgmester Christiansens Gade 55, Copenhagen,          4,963 square meters    Office, Node and Storage    Occupied
Denmark

St. Stephens Street Central Gate, New Town Road,       1,645 square meters    Office, Node and Storage    Occupied
Birmingham, England

Chase Road, Park Royal, London, England                8,412 square meters    Internet Solution Centre    Occupied

Beaufort House,15 St. Botolph Street, London,          7,480 square meters    Offices                     Occupied
England

Princes Court, Wapping Lane, London, England           5,000 square meters    Internet Solution Centre    Occupied

Unit F, 20/22 Wharf Road, London, England              3,470 square meters    Offices and Storage         Occupied

4 Norton Folgate, London, England                      3,390 square meters    Office, Node and Storage    Occupied and part disposed

79 Cavendish Street, London, England                   3,344 square meters    Offices                     Part disposed and part
                                                                                                          marketed

15 Marylebone Road, London, England                    2,902 square meters    Office, Node and Storage    Occupied and part disposed

Location                                               Size                   Use                         Status
--------                                               ----                   ---                         ------

City Forum, City Road, London, England                 2,330 square meters    Node                        Occupied

Sovereign House, 1 King John Court, London, England    1,898 square meters    Office, Node and Storage    Occupied

Poplar Business Park, Poplar High Street, Aspen        485 square meters      Node and storage            Occupied
Way, Tower Hamlets, London, England

Samuel House, St. Albans Street Haymarket, London,     185 square meters      Node                        Occupied
England

Rue Des Teinturiers, 9 Lyon 3eme, Lyon, France         2,523 square meters    Office, Node and Storage    Occupied

93 Avenue du Prado, Marseille, France                  870 square meters      Office, Node and Storage    Occupied

152 Avenue du Prado, Marseille, France                 330 square meters      Offices                     Occupied

23-27 RuePierre Valette, Malakoff, Paris, France       11,340 square meters   Office, Node and Storage    Occupied

Cap Horn, Les Ulis, Cortebeouf, Paris, France          9,130 square meters    Internet Solution Centre    Occupied and part disposed

Rue Wattignes, 60/62, Paris, France                    4,121 square meters    Internet Solution Centre    Occupied, part marketed
                                                                                                          and part disposed

63 Boulevard Bessieres, Paris, France                  2,941 square meters    Internet Solution Centre    Occupied

25 rue de Chazelles, Paris, France                     2,317 square meters    Office, Node and Storage    Occupied

La Defense 5, Le Lafayette 2, Place Des Vosges,        272 square meters      Offices                     Occupied
Paris, France

Wiebestrasse 49 Werk 3 Berlin, Germany                 7,948 square meters    Internet Solution Centre    Occupied

46-49 Wieberstrasse, Berlin, Germany                   2,693 square meters    Office, Node and Storage    Occupied

Uhlandstrasse 181 - 183, Berlin, Germany               1,800 square meters    Office, Node and Storage    Occupied, part marketed
                                                                                                          and part disposed

Magnusstasse 13-15, Cologne, Germany                   1,612 square meters    Office, Node and Storage    Occupied, part marketed
                                                                                                          and part disposed

90 UerdingerStrausse, Dusseldorf, Germany              3,060 square meters    Office, Node and Storage    Occupied and part disposed

Location                                               Size                   Use                         Status
--------                                               ----                   ---                         ------

4 Heriotstrasse, Frankfurt, Germany                    21,275 square meters   Offices                     Occupied, part marketed
                                                                                                          and part disposed

Langer Kornweg 34, Kelsterbach, Frankfurt, Germany     12,494 square meters   Internet Solution Centre    Part marketed and part
                                                                                                          disposed

Bleichstrasse 52, Frankfurt Germany                    6,973 square meters    Offices                     Fully disposed with effect
                                                                                                          from July 2005

16-22 Gervinusstrasse, Frankfurt, Germany              6,328 square meters    Office, Node and Storage    Occupied, part disposed
                                                                                                          and part marketed

Walter Klob Strasse 13, Frankfurt, Germany             3,687 square meters    Office, Node and Storage    Fully disposed

Eschersheimer Landstrasse 10, Frankfurt, Germany       3,638 square meters    Office, Node and Storage    Occupied, part disposed
                                                                                                          and part marketed

306 Hanuaer Landerstrasse, Frankfurt, Germany          2,620 square meters    Internet Solution Centre    Occupied

Schmidstrasse 12, Frankfurt, Germany                   2,320 square meters    Offices                     Occupied

Sportalle 72, 22335 Hamburg, Germany                   5,603 square meters    Internet Solution Centre    Re-occupied, part marketed
                                                                                                          and part disposed

Drebahn 1, Deutschlandhaus, Hamburg, Germany           2,048 square meters    Office, Node and Storage    Occupied

Wendenstrasse 255, Hamburg, Germany                    1,800 square meters    Office, Node and Storage    Occupied

ABC Strasse, 19, Hamburg, Germany                      1,239 square meters    Offices                     Fully disposed

Calenberger Neustadt, Sheet 1389, Hanover, Germany     1,760 square meters    Office, Node and Storage    Occupied, part disposed
                                                                                                          and part marketed

Von-der-Tann-Strasse 11, Munich, Germany               5,125 square meters    Office, Node and Storage    Occupied and part marketed

26 Munchner Strasse, Uterfohring, Munich, Germany      2,830 square meters    Office, Node and Storage    Occupied

Kronenstrasse 25, Stuttgart, Germany                   1,750 square meters    Office, Node and Storage    Occupied

Unitech Business Park Tower B, Gurgaon, India          2,946 square meters    Office                      Occupied

Foxes Property, Long Mile Road, Walkinstone,           6,316 square meters    Internet Solution Centre    Fully disposed
Dublin, Ireland

Location                                               Size                   Use                         Status
--------                                               ----                   ---                         ------

East Wall Road, Docklands, Dublin, Ireland             1,533 square meters    Office, Node and Storage    Occupied

Seagrave House, 19-20 Earlsfort Terrace, Dublin,       459 square meters      Offices                     Fully marketed
Ireland

Via Lancetti, Milan, Italy                             6,735 square meters    Office, Node and Storage    Occupied

Viale Jennet 56, Milan, Italy                          3,162 square meters    Office, Node and Storage    Occupied

127-129 Via Simone Martini, Rome, Italy                4,900 square meters    Office, Node and Storage    Occupied

Environment Park, Via Livorono 60, Turin, Italy        3,386 square meters    Office, Node and Storage    Occupied

Bouwery 71-73, Amstelveen, Amsterdam, The              9,148 square meters    Internet Solution Centre    Fully disposed with effect
Netherlands                                                                                               from December 2005

12-14 van de Madeweg, Amsterdam, The Netherlands       7,000 square meters    Office, Node and Storage    Occupied

Luchtvaartstraat, Amsterdam, The Netherlands           2,275 square meters    Internet Solution Centre    Occupied

Groothandelsgebouw, Rotterdam, The Netherlands         2,653 square meters    Office, Node and Storage    Occupied, part disposed

Estrada Da Outorela, Carnaxide, Oeiras, Lisbon,        2,174 square meters    Office, Node and Storage    Occupied
Portugal

Calle Acero 5-9, Y Motores 83-89, Barcelona, Spain     8,850 square meters    Internet Solution Centre    Part occupied and part
                                                                                                          marketed

Gran Via De Les Corts Catalanes, 8-10 Hospitalet De    1,697 square meters    Office, Node and Storage    Occupied
Llobregat, Barcelona, Spain

Poligono Industrial Monoteras, Madrid, Spain           5,000 square meters    Internet Solution Centre    Occupied

Telemaco 5, Madrid, Spain                              4,250 square meters    Office, Node and Storage    Occupied

Karlsrogartan 2, Solna, Stockholm, Sweden              10,726 square meters   Internet Solution Centre    Part marketed and part
                                                                                                          disposed

Oxen Mindre 33, Luntmakargatan 18, Stockholm, Sweden   1,906 square meters    Office, Node and Storage    Occupied and part disposed

Rue De Montbrillant 36, Geneva, Switzerland            1,481 square meters    Office, Node and Storage    Occupied

Umbau Bardnerstrasse 820, Zurich, Switzerland          7,250 square meters    Internet Solution Centre    Occupied

Location                                               Size                   Use                         Status
--------                                               ----                   ---                         ------

Murtschenstrasse, 27 Baslerpark, Baslerstrasse 25,     3,566 square meters    Office, Node and Storage    Occupied
Zurich, Switzerland

  Fully marketed = the whole property is actively being marketed
  Part marketed = only a portion of the property is actively being marketed Fully disposed = the whole property is sub-let / surrendered / assigned Part disposed = only a portion of the marketed space has been sub-let / surrendered / assigned

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following discussion and analysis should be read in conjunction with our Financial Statements and notes thereto included in this report at Item 18. Our Financial Statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. See Note 26 to our Financial Statements for a summary of the principal differences between U.K. GAAP and U.S. GAAP as they relate to us. Unless otherwise noted, all amounts are presented in pounds sterling.

The results for the three years ended 31 December 2004 include the impact of exceptional transactions and provisions. We believe that it is useful for investors to also be provided with an analysis of the underlying financial and operating results of the Company before the impact of these material non-operational amounts. Therefore in the following information and analysis, reference is made to both U.K. GAAP and non U.K. GAAP measurements. Pursuant to the requirements of Item 10(e) of Regulation S-K under the Securities Act, we have provided a reconciliation of non-GAAP financial measurements to the most directly comparable GAAP financial measurement. The table below lists these measurements and starting with U.K. GAAP identifies the reconciling items to arrive at the non U.K. GAAP measurement.

                                                                               2002           2003           2004
                                                                                L'm            L'm            L'm
                                                                                ---            ---            ---
Turnover                                                                    1,027.2        1,166.3        1,214.0
                                                                     ---------------------------------------------
Cost of sales                                                               1,451.9          971.4        1,005.7
Exceptional items                                                           (526.3)              -              -
                                                                     ---------------------------------------------
Cost of sales before exceptional items                                        925.6          971.4        1,005.7
                                                                     ---------------------------------------------
Interconnection and network costs                                             731.9          766.9          813.7
Exceptional items                                                            (18.3)              -              -
                                                                     ---------------------------------------------
Interconnection and network costs before exceptional items                    713.6          766.9          813.7
                                                                     ---------------------------------------------
Network depreciation                                                          720.0          204.4          192.0
Exceptional items                                                           (508.0)              -              -
                                                                     ---------------------------------------------
Network depreciation before exceptional items                                 212.0          204.4          192.0
                                                                     ---------------------------------------------
Gross profit (loss)                                                         (424.7)          195.0          208.3
Exceptional interconnect and network costs                                     18.3              -              -
Exceptional network depreciation                                              508.0              -              -
                                                                     ---------------------------------------------
Gross profit before exceptional items                                         101.6          195.0          208.3
                                                                     ---------------------------------------------
Operating expenses                                                            353.9          272.0          277.1
Exceptional items                                                            (61.9)            2.5              -
                                                                     ---------------------------------------------
Operating expenses before exceptional items                                   292.0          274.5          277.1
                                                                     ---------------------------------------------

Selling, general and administration costs                                     261.0          233.5          246.6
Exceptional items                                                            (18.9)            2.5              -
                                                                     ---------------------------------------------
Selling, general and administration costs before exceptional items            242.1          236.0          246.6
                                                                     ---------------------------------------------
Other depreciation and amortisation                                            92.9           38.5           30.5
Exceptional items                                                            (43.0)              -              -
                                                                     ---------------------------------------------
Other depreciation and amortisation before exceptional items                   49.9           38.5           30.5
                                                                     ---------------------------------------------
Loss for period                                                             (718.3)        (124.7)        (114.4)
Exceptional interconnect and network cost of sales                             18.3              -              -
Exceptional network depreciation                                              508.0              -              -
Exceptional selling general and administration costs                           19.0          (2.5)              -
Exceptional other depreciation and amortisation                                43.0              -              -
Exceptional other (income) expense                                          (106.1)          (7.5)          (0.2)
                                                                     ---------------------------------------------
Loss for period before exceptional items                                    (236.1)        (134.7)        (114.6)
                                                                     ---------------------------------------------

EBITDA (earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items) is viewed by management as an operating cash flow measure. Refer to the table below for a reconciliation from EBITDA to net cash flow from operating activities:

                                                                                          Year ended 31 December
                                                                           2002           2003             2004            2004
                                                                          L'000          L'000            L'000           $'000
                                                                          -----          -----            -----           -----
                                                                   ------------- --------------  ---------------  --------------
Net cash inflow from operating activities                               139,279        147,866          140,638         269,463
Adjust for:
  Exchange differences                                                    (540)          (387)              162             310

  Decrease in debtors                                                  (56,881)       (20,681)         (20,871)        (39,988)
  (Increase) Decrease in creditors                                     (24,948)          9,463           16,843          32,271
                                                                   ------------- --------------  ---------------  --------------
Total working capital adjustments                                      (81,829)       (11,218)          (4,028)         (7,717)


(Increase) Decrease in provisions for liabilities and charges          (22,616)         27,187           16,887          32,355

Add back:
  Exceptional interconnect and network charges                           18,320              -                -               -
  Exceptional selling and administrative charges                         18,934              -                -               -

                                                                   ------------- --------------  ---------------  --------------
EBITDA                                                                   71,548        163,448          153,659         294,411
                                                                   ============= ==============  ===============  ==============

Turnover increased from L1,166.3 million in 2003 to L1,214.0 million in 2004, an increase of 4%. This was an increase of 7% on a constant currency basis and excluding the turnover contributed by Fitec which was disposed of in December 2003. Gross margin before depreciation declined slightly from 34.2% in 2003 to 33.0% in 2004 and earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items, or EBITDA, was down from L163.4 million in 2003 to L153.7 million in 2004 reflecting a weaker revenue mix and declining prices. However, the combination of reduced depreciation and lower interest costs resulted in a 15% reduction in losses before exceptional items from L134.7 million to L114.6 million. There was a cash outflow of L9.5 million in 2004 compared with L30.4 million in 2003 and net capital expenditure was L124.7 million compared with L141.0 million in 2003.

Pre-depreciation gross profit at L400.3 million was essentially flat compared with 2003 despite the overall growth in turnover. The margin performance reflected the tough pricing environment in which we have been operating combined with a deterioration in the revenue mix with lower margin wholesale switched services accounting for 34% of turnover in 2004 compared with 31% in 2003.

Selling, general and administration costs in 2004 were L246.6 million compared with L235.9 million in 2003, excluding exceptional items. In the main, the increase reflected the start-up costs associated with the establishment of our new off-shoring capability in India, increased personnel costs and costs associated with Sarbanes-Oxley compliance.

Net interest costs declined from L61.6 million in 2003 to L45.8 million in 2004 as a result of the early redemption and buyback of a number of bonds in 2003 and 2004.

2004 is the third year in succession that we have reduced our losses before exceptional items with a further reduction of 15% to L114.6 million. We continued to invest in growth with net capital expenditure in 2004 of L124.7 million of which approximately 76% was directly associated with winning new customers or selling more to existing customers. The balance was invested in the underlying infrastructure and support systems in support of the continued drive to further improve quality and efficiency. A conservative balance sheet and a strong cash position have always been part of our strategy and have stood us well in the tough market conditions of the past few years. At 31 December 2004, we had balances of cash and liquid resources of L452.7 million. During the year we redeemed early L335.3 million of our bonds. A further L80.9 million of bonds have been redeemed for cash since 31 December 2004. The early bond redemptions undertaken in 2004 and since will result in net interest savings over the next three years of approximately L31.1 million.

We are a holding company for our subsidiaries and have no material business operations, sources of income or assets other than the stock of our subsidiaries. Because we conduct our operations through subsidiaries, our cash flow and our ability to meet our obligations under our notes, including payment of principal, premium, if any, and interest, depends upon the cash flow of our subsidiaries and their dividends, fees, loans, and other payments to us. Our subsidiaries have no obligations to make any payments under our notes or to make funds available to us so that we can make payments.

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

Our subsidiaries have not guaranteed our payment obligations under our notes. Thus, our right to receive the assets of any subsidiary upon its liquidation or reorganization is subordinated to the claims of the subsidiary's creditors, except where we are a creditor of the subsidiary. If we were a creditor of a subsidiary, our right to be paid back would be subordinated to any indebtedness of the subsidiary that was either:
     o    secured by a security interest in that subsidiary's assets, or
     o    senior to that subsidiary's indebtedness to us.

Critical Accounting Policies
Our consolidated Financial Statements are prepared in accordance with U.K. GAAP, which require us to make estimates and assumptions. We believe that of our significant accounting policies, which are described in Note 1 to our consolidated Financial Statements, included in this report, the following are important to our financial condition and results and involved a higher degree of judgment and complexity, and are therefore considered critical. In the consolidated Financial Statements we also provide a reconciliation of our net loss and net equity from the reported U.K. GAAP to U.S. GAAP.

Revenue Recognition
Under U.K. GAAP, revenue for switched services, which are generally billed in arrears, and for non-switch and other services, which are generally billed in advance, are recognized when services are provided. Turnover from installation and other up-front activities is recognized in the same period as related costs. Under U.S. GAAP, in accordance with S.E.C. Staff Accounting Bulletin 104 "Revenue Recognition", customer installation revenues are recognized over the expected customer relationship period, which is estimated based upon our historical experience of customer retention patterns. This requires us to assess the period management believes the customer is expected to maintain a service contract with us, which may exceed the contract term.

Under U.S. GAAP, we have historically applied a policy of also deferring attributable direct costs up to the level of associated installation revenue and recognizing them over the customer relationship period. Effective 1 January 2004, we changed our accounting policy under U.S. GAAP to expensing these costs as incurred.

We have decided to change this accounting policy to reflect the way that the business is now being monitored and run by senior management. Additionally, we will be adopting International Financial Reporting Standards, or IFRS, from 1 January 2005. Under IFRS, only certain attributable direct costs are allowed to be deferred and we have elected that the best representation of its current business is to expense such costs.

The cumulative effect of the change on the opening retained earnings of L72.6 million has been recorded as a charge to the current year loss for the period under U.S. GAAP. The effect of the change in accounting policy for the current year is to increase the loss for the period under U.S. GAAP by L68.1 million (being the net of the impact on opening retained earnings of L72.6 million and the reduction in the amount of costs which would have been deferred under the old policy in 2004 of L4.5 million). The disclosure below reflects the pro forma impact on loss for the period, under U.S. GAAP, of the change in accounting policy assuming it had been applied retroactively in 2002, 2003 and 2004:


                                                                 Year ended 31 December
                                      -----------------------------------------------------------------------------
                                                  2002               2003                 2004                2004
                                                 L'000              L'000                L'000               $'000
                                                 -----              -----                -----               -----
                                      ----------------- ------------------  -------------------  ------------------
Loss for period under U.S. GAAP              (614,302)          (132,749)            (122,384)           (234,487)
                                      ================= ==================  ===================  ==================
Basic and diluted loss per share              L (0.41)           L (0.09)             L (0.08)            $ (0.16)
                                      ================= ==================  ===================  ==================



Revenue recognized is adjusted to reflect changes in management's estimates for provisions required for possible billing or service credits.

Cost of sales
Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

When telephony traffic is carried by other operators, we incur interconnect costs. Some interconnect costs are subject to regulation by local regulatory authorities in the countries in which we operate. A determination may give rise to amendments, most often in the form of reductions, to interconnect costs. The changes in regulated interconnect costs may or may not be in line with the change in market selling prices for telephony traffic, margins may therefore be eroded where selling prices fall faster than regulated interconnect costs.

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

Tangible fixed assets
Under U.K. GAAP, tangible fixed assets are recorded at historical cost. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalized labor, directly attributable to the cost of construction. Under U.S. GAAP, the interest cost incurred during the period of construction of the network infrastructure is capitalized as part of the cost of the assets.

The annual depreciation charge is sensitive to the estimated service lives allocated to each asset type. We regularly review these asset lives and change them when it is considered necessary to reflect our current estimates of their remaining lives in light of changes in technology, the actual condition and expected utilization of the assets concerned.

Impairment
Under U.K. GAAP, tangible and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition. An impairment loss is recognized to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realizable value, and is computed in accordance with our accounting policy and the requirements of FRS 11 `Impairment of Fixed Assets and Goodwill'.

Under U.S. GAAP, FAS 144 `Accounting for the impairment or disposal of long-lived assets' requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the undiscounted estimated future net cash flows associated with the asset are compared to the assets carrying amount to determine if impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognized. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows.

Under U.S. GAAP, FAS 142 `Goodwill and other intangible assets' requires that goodwill and intangible assets with indefinite useful lives not be amortised but should be tested for impairment annually. The fair value of the intangible asset is compared with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. This impairment test has been included in the review detailed above.

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

Resulting from such a review for the year ended 31 December 2004, we have made no impairment provision for the year.

Deferred tax
In accordance with U.K. GAAP, from time to time we must report an item of income, deduction, gain, or loss for financial accounting purposes in a financial period prior to the financial period in which we must report the same item for tax accounting purposes. When we recognize income for financial accounting purposes before we do for tax purposes, then U.K. GAAP rules state that we should accrue, as a liability, our estimate of the tax to be paid in the future, using the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse (based on the tax laws and rates in effect at the balance sheet date). Similarly, when we recognize a deduction or a loss for financial accounting purposes before we can for tax purposes, we should accrue, as an asset, our estimate of the future tax benefit we will receive where it is more likely than not that there will be suitable taxable profits in the future from which the asset can be recovered. We do not discount these estimated assets or liabilities. See Note 8 to our consolidated Financial Statements included in this report for disclosure of the amount of our deferred tax asset.

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

In 2001, we made provision for future rents, services and re-instatement costs associated with certain ISCs being closed or "mothballed" and excess leased space. Management must estimate the financial impact of sustaining contractual commitments, unutilized facilities, exiting certain activities, sublease arrangements and disposal and contractual termination costs. The estimate for the provision required is inherently judgmental and may change based upon actual experience of future void periods and costs associated with dilapidation and costs of re-instatement during the course of the void period and at the conclusion of the lease terms. At 31 December 2004, such provisions amounted to L44.2 million.

In February 2002, we announced an operational effectiveness review program to reduce staff levels by approximately 500. On 27 September 2002, we announced a pan-European organizational restructuring following the completion of the construction of our core network infrastructure, which is expected to result in the reduction of our workforce by 800 additional employees over the following twelve months. At 31 December 2004, provisions in respect of the cost of these programs amounted to L4.5 million and are expected to be utilized during 2005.

Year Ended 31 December 2004 compared to Year Ended 31 December 2003
Turnover
Turnover increased from L1,166.3 million in 2003 to L1,214.0 million in 2004, an increase of 4%. This was an increase of 7% on a constant currency basis and excluding the turnover contributed by Fitec which was disposed of in December 2003. The increase in turnover was driven by demand for our services from existing and new customers and new service introductions.

Turnover from corporate customers increased by 1% to L698.3 million (2003:
L692.7 million). Turnover from corporate customers represented 58% of total turnover (2003: 59%). Switched turnover from corporate customers was marginally down at L336.1 million (2003: L337.0 million). Non-switched turnover from corporate customers increased by 1% to L359.3 million (2203: L354.8 million).

Turnover from wholesale customers increased by 9% to L515.7 million (2003:
L473.6 million). Turnover from wholesale customers represented 42% of total turnover (2003: 41%). Switched turnover from wholesale customers increased by 12% to L411.0 million (2003: L365.7 million). Non-switched turnover from wholesale customers decreased by 3% to L104.5 million (2003: L107.6 million).

North Region
At 31 December 2004, we had 11 city-networks operational: Amsterdam, Antwerp, Birmingham, Brussels, Copenhagen, Dublin, London, Manchester, The Hague, Rotterdam and Stockholm, which was unchanged from the number of city-networks at the end of 2003. Turnover was stable, increasing by only 0.2% to L373.4 million compared to 2003.

Central Region
At 31 December 2004, there were 11 city-networks operational: Berlin, Cologne, Dusseldorf, Frankfurt, Geneva, Hamburg, Hanover, Munich, Stuttgart, Vienna and Zurich which was unchanged from the number of city-networks at the end of 2003. Turnover increased by 12.1% to L554.2 million compared to 2003. Growth in turnover reflected our expanded product range as well as our success in extending sales to existing and new customers.

South Region
At 31 December 2004, there were 10 city-networks operational: Barcelona, Lisbon, Lyon, Madrid, Marseilles, Milan, Paris, Rome, Turin and Valencia, which was unchanged from the number of city-networks at the end of 2003. Turnover decreased by 4.3% for the year to L286.4 million compared to 2003. This reflected a decrease in switched revenue of L8.4 million and a decrease in non-switched revenue of L2.4 million.

Cost of Sales
Cost of sales increased by 4% to L1,005.7 million (2003: L971.4 million).

Interconnection and network costs increased by 6% to L813.7 million (2003:
L766.9 million) driven mainly by the increase in switched minutes.

Network depreciation decreased by 6% to L192.0 million (2003: L204.4 million). The decrease reflected the effect of some assets being fully depreciated, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

Operating Expenses
Operating expenses before exceptional items increased by 1% to L277.2 million (2003: L274.5 million).

Selling, general and administrative, or SG&A, expenses increased by 5% to L246.6 million (2003: L235.9 million). SG&A expenses as a proportion of turnover was 20% (2003: 20%). The increase in SG&A expenses reflected the initial costs associated with the establishment of our presence in India, increased personnel costs and costs associated with Sarbanes-Oxley compliance.

Other depreciation and amortisation decreased by 21% to L30.5 million (2003:
L38.5 million). The reductions reflected the effect of some assets being fully depreciated, partially offset by increased investment in customer service and other support systems.

Interest receivable, Interest payable and Similar Charges
Interest receivable decreased by 21% to L21.0 million (2003: L26.7 million). The decrease was as a result of reduced average balances of cash and investments in liquid resources following the redemption of some of our outstanding notes during 2003 and 2004 partially offset by higher interest rates and an improvement in currency mix.

Interest payable and similar charges decreased by 24% to L66.8 million (2003:
L88.3 million). These decreases were due primarily to the reduction in debt levels following the redemption of some of our outstanding notes during 2003 and 2004.

Interest payable and similar charges included L30.2 million (2003: L34.4 million) of interest and accretion on convertible debt and L35.0 million (2003:
L51.7 million) of interest and expense accretion on non-convertible debt. There was also L1.6 million of other interest and unwinding of discounts on provisions.

Gain on Redemption of Debt
Gains arising on the early redemption of L335.3 million of debt were L0.2 million (2003: L7.6 million).

Exchange Gains
There were no net exchange gains or losses (2003: gain of L6.4 million). The exchange gains in 2003 were due primarily to movements in the British Pound relative to the U.S. Dollar on cash and debt balances denominated in U.S. Dollars.

Tax on Loss on Ordinary Activities
We had no taxable profits in either 2003 or 2004.

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

In 2003, 21.9 billion switched minutes were carried compared with 20.0 billion in 2002. Average switched revenue per minute increased by 3% in 2003 over 2002. At 31 December 2003, we had 26.6 million voice grade equivalent private wires in service, an increase of 30% compared to 31 December 2002. Growth in non-switched services reflected the growth in demand for local, national and international bandwidth services, partially offset by circuit cancellations, and to a lesser extent, the disposal of COLT eCustomer Solutions France SAS, or Fitec, towards the end of the year. The growth in non-switched services also reflects the growing success we are achieving in the provision of Internet Protocol Virtual Private Network, or IPVPN, services.

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

South Region
At 31 December 2003, there were 10 city-networks operational: Barcelona, Lisbon, Lyon, Madrid, Marseilles, Milan, Paris, Rome, Turin and Valencia, which was unchanged from the number of city-networks at the end of 2002. Turnover increased by 12.6% for the year to L299.3 million compared to 2002. Growth in turnover reflected our expanded geographic reach, expanded product range as well as success in extending sales to existing and new customers.

Cost of Sales
Cost of sales after exceptional items decreased from L1,451.9 million in 2002 to L971.4 million in 2003, a decrease of 33%. This decrease was principally due to the fact that the exceptional items relating to impairment and severance that were recognized in 2002 were not repeated in 2003. Cost of sales, before exceptional items, increased from L925.6 million in 2002 to L971.4 million in 2003, an increase of L45.8 million or 5%.

Interconnection and network costs before exceptional items increased from L713.6 million in 2002 to L766.9 million in 2003 as a result of the overall increase in business partially offset by ongoing cost containment measures.

Network depreciation, before exceptional items, decreased from L212.0 million in 2002 to L204.4 million in 2003. The decrease was primarily attributable to the impairment provisions recorded in September 2002, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

In 2002, an exceptional charge of L18.3 million was recognized for severance provisions related to the staff reduction programs announced in February and September 2002 and an impairment charge of L508.0 million was recognized to ensure that the asset base remained aligned with the realities of the market place. There were no exceptional charges in 2003.

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

Selling, general and administrative expenses, before exceptional items, decreased from L242.1 million in 2002 to L235.9 million in 2003. The reduction in 2003 reflected ongoing cost containment measures. Selling, general and administrative expenses, before exceptional items, as a proportion of turnover was 20% in 2003 compared with 24% in 2002.

Other depreciation and amortisation, before exceptional items, decreased from L49.9 million in 2002 to L38.5 million in 2003. The reduction in 2003 reflected the effect of the impairment provisions recorded in September 2002 and other assets being fully depreciated, partially offset by increased investment in customer service and support systems.

In 2002, an exceptional charge of L18.9 million was recognized for severance provisions related to the staff reduction programs announced in February and September 2002 and an impairment charge of L43.0 million was recognized to ensure that the asset base remained aligned with the realities of the market place. There were no exceptional charges in 2003.

In December 2003, an exceptional profit of L2.5 million was recognized on disposal of COLT eCustomer Solutions France, or Fitec, and COLT Internet AB (Sweden Internet).

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

Interest payable and similar charges in 2003 included: L34.4 million (2002:
L36.1 million) of interest and accretion on convertible debt; L51.7 million (2002: L57.5 million) of interest and accretion on non-convertible debt, and L2.2 million (2002: L2.7 million) of other interest and unwinding of discounts on provisions.

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

New Accounting Standards
U.S. GAAP
In November 2004, the Financial Accounts Standards Board, or FASB, issued Statement of Financial Accounting Standards ("SFAS") 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", or SFAS 151, which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153 "Exchanges of Non-Monetary Assets - An Amendment to APB 29", or SFAS 153. APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (Revised) "Share Based Payments", or SFAS 123(R), which required companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use APB 25's intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123 (R) is effective for public companies for the interim period beginning after June 15, 2005. Under the revised standard there are three transition methods available, the modified prospective model, the modified prospective model with restatement of prior interim results or the modified prospective model. Management is currently assessing the impact of this standard on the financial position, results of operations or cash flows.


In November 2004, the Task Force issued EITF Issue No, 03-13, "Applying the conditions in Paragraph 42 of SFAS 144 in Determining Whether to Report Discontinued Operations", or EITF 03-13, which provides an approach for evaluating whether the criteria in paragraph 42 of FAS 144 have been met for classifying as a discontinued operations a component of an entity that either has been disposed of or is classified as held for sale. EITF 03-13 is effective for fiscal periods beginning after December 15, 2004. Management does not believe that the implementation will have a material impact on the financial position, results of operations or cash flows.

In October 2004, the EITF issued EITF 04-10 "Determining whether to Aggregate Operating Segments that do not meet the Quantitative Thresholds", or EITF 04-10. EITF 04-10 states that operating segments, as defined by

SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", or SFAS 131, that do not meet the quantitative thresholds within SFAS 131, can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS 131, that the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in SFAS
131. EITF 04-10 will be effective when a new FASB Statement of Position being discussed on a related issue that will provide guidance in determining whether two or more operating segments have similar economic characteristics becomes effective, although early adoption is permitted. Management has assessed the impact of EITF 04-10 and believes the impact is not material.

U.K. GAAP
The following Financial Reporting Standards have recently been issued by the ASB. These accounting standards all mirror International Financial Reporting Standards and will be adopted by the Group as part of the transition to IFRS:
FRS 21 (IAS 10) "Events after the balance sheet date"; FRS 22 (IAS 33) "Earnings per share"; FRS 23 (IAS 21) "The effects of changes in foreign exchange rates"; FRS 24 (IAS 29) "Financial reporting in hyperinflationary economies"; FRS 25 (IAS 32) "Financial instruments: presentation and disclosure"; and FRS 26 (IAS
39) "Financial instruments: measurement".

IFRS
COLT will be required to report under IFRS for quarterly reporting from the quarter ending 31 March 2005 and in the 2005 Annual Report. The Group has undertaken a project to manage the transition from existing U.K. GAAP to IFRS.

Transactions with affiliates
In December 1996, FMR Corp., COLT Inc., Fidelity Investors Limited Partnership, FIL Bank and Trust Company Limited (now FIL Trust Company Limited) and Fidelity International Limited ("Fidelity") entered into a Relationship Agreement with the Company. Under the agreement, Fidelity, and where appropriate their affiliates, agree that more than half of the Directors of the Company will be non-Fidelity related Directors, that Fidelity will not compete with the Group without the consent of the non-Fidelity related Directors, that any agreements between Fidelity and the Group will be on an arms-length basis and subject to the consent of the non-Fidelity related Directors, and that Fidelity will not acquire ordinary shares of the Company if less than 25% of the shares will be in public hands as a result. The Fidelity related Directors under the agreement are Barry Bateman, Jean-Yves Charlier, Timothy Hilton and John Remondi. The agreement will continue in force while Fidelity or their affiliates hold at least 30% of the issued ordinary shares of the Company.

We have entered into separate 10 year agreements with Fidelity Capital Associates Inc., or FCA, (a wholly owned subsidiary of FMR Corp.) under which each of us will provide to the other certain consultancy services. The consultancy services we have agreed to provide to FCA include, regulatory and economic advice, assistance in applying for licenses and advice on FCA network construction (outside Europe). We are entitled to fees for services rendered at prevailing market rates for such services which will only be provided if not detrimental to the business or operations of the Company, as determined by our independent directors. FCA's consultancy services to us include on an as and when needed basis, assistance in establishing and maintaining the Company's relationships with banks and other financial institutions, providing tax planning advice and financial and strategic planning. FCA is entitled to fees at the then prevailing market rates for such services. Both of the above agreements are terminable for material breach. No services were provided by us or to us in 2004.

The U.K. pension scheme is administered by Fidelity Pensions Management, a subsidiary of Fidelity Investments Management Limited, a wholly owned subsidiary of Fidelity International Limited. The fees for the above services for the year ended 31 December 2004 were L0.1 million (2003: L0.1 million).

Pursuant to a contract with us, certain FMR Corp. and FIL employees provide consulting and other services to us at agreed rates. The fees for these services for the year ended 31 December 2004 were approximately L1.9 million (2003: L1.9 million) for FMR employees and L1.1 million (2003: L1.1 million) for FIL employees. At 31 December 2004, there were creditor balances outstanding to FMR and FIC of L1.6 million (2003: L0.8 million) and L0.4 million (2003: L0.7 million) respectively.

An amount of L2.9 million was billed by us during 2004 to FIL for voice, data and eBusiness services (2003: L3.2 million). At 31 December 2004 there were balances outstanding from FIL of L0.6 million (2003: L0.7 million).

An amount of L2.9 million was billed to us during 2004 by Teranua, a 100% owned subsidiary of FMR Corp., for consultancy services (2003: L0.9 million). No balances were due to Teranua at 31 December 2004 (2003: Lnil).

B. Liquidity and capital resources

There was a free cash outflow of L9.5 million (2003: outflow of L30.4 million). Free cash flow is net cash inflow from operating activities less net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment. The improvement in free cash flow for the twelve months was driven by reduced capital expenditure, reduced interest payments and lower payments against provisions. We do not expect to achieve sustainable positive free cash flow until some time during 2005.

Net cash outflow from financing was L334.7 million (2003: L142.8 million) and net cash inflow from management of liquid resources was L343.3 million (2003:
L187.8 million).

We had balances of cash and investments in liquid resources at 31 December 2004 of L452.7 million compared with L802.4 million at 31 December 2003. On 19 October 2004 all of the outstanding DM600 million 2% Senior Convertible Notes due August 2005 and the (euro)368 million 2% Senior Convertible Notes due December 2006 were redeemed. The redemptions were at the accreted principal amount of the Notes and were funded out of cash and liquid resources. The aggregate amount payable was L335.3 million.

On 21 January 2005 all of the outstanding L50 million 10.125% Senior Notes due 2007 and the DM150 million 8.875% Senior Notes due 2007 were redeemed. The redemptions were at the principal amount of the Notes and were funded out of our cash and liquid resources. The aggregate amount payable was L80.9 million.

It is the company's opinion that is has sufficient working capital for its present requirements.

Treasury Policy
We operate a centralized treasury function, the prime objective of which is to optimize the return on our cash balances and to manage our working capital requirements. In addition to liquidity risks, the principal financial risks to which we are exposed arise from volatility in foreign currency exchange rates and interest rates.

Liquidity Risk
We have financed our operations through a mixture of issued share capital and long-term convertible and non-convertible debt. The proceeds from these issues are invested in marketable government securities or placed on short-term deposit prior to being invested in our operations. In addition to the financial instruments issued to finance our operations, we hold other financial instruments in the normal course of business such as trade debtors and trade creditors.

Foreign Currency Risk
We are exposed to fluctuations in foreign currencies as our revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, our strategy is to raise our financing in a combination of Euro denominated instruments to the extent possible in proportion to our existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similar denominated borrowings. From time to time, we have entered into forward contracts to purchase foreign currencies to fund a portion of our capital expenditure in those currencies. At 31 December 2004, no such contracts were outstanding.

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

C. Research and development, patents and licenses, etc.

We do not engage in significant research and development activities.

D. Trend information

The telecommunications market remains tough with no signs of improvement.

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

F. Tabular disclosure of contractual obligations

The following table summarizes the Company's long-term commitments as at 31 December 2004, including commitments pursuant to debt agreements, lease obligations and other long terms contracts.

                                                                     Payment due by period
L'000                                            Total         Less than                 1-3           3-5    more than 5
                                                                  1 year               years         years          years
                                         ---------------------------------------------------------------------------------
Long-term debt obligations                     827,377            81,692             382,320       363,365              -

Capital lease obligations                        2,156               523                 501           347            785

Operating lease obligations                    271,515            38,066              52,007        38,715        142,727

                                         ---------------------------------------------------------------------------------
Total contractual cash obligations           1,101,048           120,281             434,828       402,427        143,512
                                         ---------------------------------------------------------------------------------

Other commercial commitments

Guarantees provided by banks                         -                 -                   -             -              -

Standby repurchase obligations                       -                 -                   -             -              -

Other commercial commitments                         -                 -                   -             -              -

                                         ---------------------------------------------------------------------------------
                                                     -                 -                   -             -              -
                                         ---------------------------------------------------------------------------------

G. Safe harbor

Not applicable.


Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Chairman
Barry Bateman, 60, was appointed to the Board on 27 September 1996 and as Chairman on 1 January 2003. Barry is vice-chairman of Fidelity International and a director of the Investment Management Association. Barry has previously held a number of directorships within the Fidelity International group and has also worked for Datastream and Hoare Govett.

Executive Directors
Jean-Yves Charlier, Chief Executive Officer, 41, is on secondment from Fidelity International and was appointed to the Board on 30 August 2004. Jean-Yves was previously chief of operations of the Global Services division of BT Group and has also worked for Equant and Wang.

Antony Bates, Chief Administrative and Financial Officer, 48, is a Chartered Accountant and was appointed to the Board on 1 May 2004, having joined us in November 2003 as interim Chief Financial Officer. Antony was previously group finance director of EMI and has also worked for Habitat, Phillip Morris (now Altria) and Arthur Andersen.

Non-executive Directors
Andreas Barth, 60, was appointed to the Board on 1 September 2003. Andreas is chairman of the board of BOG Management and a member of the supervisory board of TDS Informationstechnologie. Andreas was previously senior vice-president of Compaq Computer Corporation and has also worked for Thomson-CSF, Texas Instruments and Ford.

Vincenzo Damiani, 65, was appointed to the Board on 23 July 2002. Vincenzo is a non-executive director of Banca di Roma and of Data Services SpA. Vincenzo was previously corporate vice-president of EDS Corporation and has also worked for Digital Equipment Europe and IBM.

Hans Eggerstedt, 67, was appointed to the Board on 2 June 2003. Hans is a member of the advisory council of the ING Group, a member of the supervisory board of Rodamco Europe, a member of the supervisory board of Unilever Deutschland and a non-executive director of Jeronimo Martins. Hans was previously finance director of Unilever.

Gene Gabbard, 64, was appointed to the Board on 6 January 2005. Gene is a member of the board of Trillion Partners, a member of the board of PRE Holdings, a member of the board of Knology, a special limited partner of Ballast Point Ventures and a review committee member for Dali Hook Partners. Gene was previously executive vice president and chief financial officer of MCI Communications and has also been an advisor to The Walt Disney Company and worked for Telecom*USA, Digital Communications (now Hughes Network Systems) and COMSAT Laboratories.

Robert Hawley, 68, was appointed to the Board on 21 August 1998. Robert is a non-executive director of Rutland Trust. Robert was previously chief executive of British Energy and of Nuclear Electric and was also an advisor to HSBC Bank.

Timothy Hilton, 52, was appointed to the Board on 26 May 1999. Timothy is president of Fidelity Broadband Group. Timothy was previously president of Fidelity Capital and was also a partner of the U.S. corporate law firm Sullivan & Worcester.

John Remondi, 68, was appointed to the Board on 31 December 2004. John is senior vice president and managing director of FMR Corp. John is a director of Asia Telecom Group, MetroRED Telecom Group, The Strober Organisation, W.R. Hambrecht and Geerlings & Wade. John has previously held a number of senior positions within the Fidelity organization.

H. Frans van den Hoven, 81, was appointed to the Board on 30 September 1996. Frans is a member of the board of Hunter Douglas and a non-executive director of three funds managed by Fidelity International. Frans was previously chairman of ABN Amro Bank and of Unilever.

Senior Management
Richard Blaustein, Managing Director France, joined us in September 2004. Richard was previously vice president Global transformation for BT Global Services and has also worked for Equant, Gartner Group, Cap Gemini Sogeti, Becton Dikinson and Price Waterhouse France.

Wolfgang Essig, Managing Director Germany, joined us in July 2003. Wolfgang was previously head of Central and Eastern Europe for British Telecom and has also worked for Siemens and Deutsche Bundespost (now Deutsche Telekom).

Lakh Jemmett, Managing Director Strategic Markets, joined us in December 1997. Lakh has previously worked for Commercial Cable Telecom, British Telecom, Global One UK and Sprint International.

Bruce King, Managing Director Human Resources, joined us in December 2004. Bruce was previously director Human Resources International for EMC Corporation and has also worked for Getronics NV, Wang Global and Unisys.

Tanuja Randery, Managing Director Business Transformation, joined us in September 2004. Tanuja was previously vice president of Global Strategic Initiatives and of the Software Group of EMC Corporation and has also worked for McKinsey.

Detlef Spang, Managing Director Sales and Marketing, joined us in September 2004. Detlef was previously senior vice president EMEA for Equant and has also worked for Global One US, Deutsche Telekom, Sprint Germany and Cable and Wireless Germany.

Ken Starkey, Chief Operations Officer, is on secondment from FMR Corp. and joined us in August 2002. Ken was previously executive vice president for the Telecommunications Group of Fidelity Investments Systems Company and has also worked for Bear Stearns, MCI Telecommunications.

Tim Wort, Managing Director UK, joined us in September 2004. Tim was previously general manager EMEA for Vignettte Corporation and has also worked for Siebel Systems and IBM.

B. Compensation

The total aggregate remuneration paid or accrued by us during the financial year ended 31 December 2004 to or for the benefit of directors during the period and those listed as senior management in Item 6.A was L3,803,203, of which L1,481,143 was paid as bonuses and L188,276 was pension contributions.

Included in the above figures is the remuneration of individual directors as follows:

Name                                 Salary / Fee            Bonus      Other Cash       Benefits         Pension              Total
----                                 ------------            -----      ----------       --------         -------              -----
Steven Akin                   (1)         145,200          217,900               -        110,900          10,800            484,800
Andreas Barth                              30,000                -               -              -               -             30,000
Barry Bateman                                   -                -               -              -               -                  -
Antony Bates                  (2)         216,600          340,000         200,000          1,600          39,000            797,200
Jean-Yves Charlier            (3)         133,300          195,000               -          1,600          18,700            348,600
Paul Chisholm                 (4)          30,000                -               -              -               -             30,000
James Curvey                  (4)          30,000                -               -              -               -             30,000
Vincenzo Damiani                           35,000                -               -              -               -             35,000
Hans Eggerstedt                            34,300                -               -              -               -             34,300
Gene Gabbard                  (7)             n/a                -               -              -               -                n/a
Robert Hawley                              35,000                -               -              -               -             35,000
Timothy Hilton                                  -                -               -              -               -                  -
Mark Jenkins                  (5)          15,900                -               -            700           2,800             19,400
John Remondi                  (6)               -                -               -              -               -                  -
Frans van den Hoven                        35,000                -               -              -               -             35,000
-------------------------- ------- --------------- ---------------- --------------- -------------- --------------- -----------------
Total                                     740,300          752,900         200,000        114,800          71,300          1,879,300
-------------------------- ------- --------------- ---------------- --------------- -------------- --------------- -----------------

(1) Was Chief Executive Officer until 30 August 2004 and left 31 December 2004
(2) Appointed 1 May 2004
(3) Appointed 30 August 2004
(4) Left 31 December 2004
(5) Left 29 February 2004
(6) Appointed 31 December 2004
(7) Appointed 6 January 2005

In addition to the remuneration above, the directors listed above have been granted share options as follows; further details of the share option plans are given in Item 6.E:

COLT Telecom Group Share Plan

Name                    01-Jan-04     Granted  Exercised    Lapsed   18-Apr-05     Date of  Market   Option    Usual date      Usual
----                    ---------     -------  ---------    ------   ---------    exercise   value exercise    from which     expiry
                                                                                  --------   -----    price         first       date
                                                                                                        per   exercisable       ----
                                                                                                      share   -----------
                                                                                                      -----
Steven Akin               500,000          -           -         -     500,000                       0.4800  29-Jul-03 to  29-Jul-12
                                                                                                                29-Jul-07
                          150,000          -           -   150,000         Nil                       0.7692  28-Jul-06 to  28-Jul-13
                                                                                                                28-Jul-08
                  -------------------------------------------------------------
                          650,000          -           -   150,000     500,000
------------------------------------------------------------------------------------------------------------------------------------
Andreas Barth                 Nil          -           -         -         Nil
------------------------------------------------------------------------------------------------------------------------------------

Name                    01-Jan-04     Granted  Exercised    Lapsed   18-Apr-05     Date of  Market   Option    Usual date      Usual
----                    ---------     -------  ---------    ------   ---------    exercise   value exercise    from which     expiry
                                                                                  --------   -----    price         first       date
                                                                                                        per   exercisable       ----
                                                                                                      share   -----------
                                                                                                      -----
------------------------------------------------------------------------------------------------------------------------------------
Barry Bateman                 Nil          -           -         -         Nil

------------------------------------------------------------------------------------------------------------------------------------
Antony Bates                  Nil    500,000           -         -     500,000                       0.7667   4-May-07 to   4-May-14
                                                                                                                 4-May-09
                              Nil  4,000,000           -         -   4,000,000                        0.495     24-Mar-08  24-Mar-15
                  -------------------------------------------------------------
                              Nil  4,500,000           -         -   4,500,000
------------------------------------------------------------------------------------------------------------------------------------
Jean-Yves                     Nil    800,000           -         -     800,000                       0.3800  31-Aug-07 to  31-Aug-14
Charlier                                                                                                        31-Aug-09
                              Nil  6,000,000           -         -   6,000,000                        0.495     24-Mar-08  24-Mar-15
                  -------------------------------------------------------------
                              Nil  6,800,000           -         -   6,800,000
------------------------------------------------------------------------------------------------------------------------------------
Paul Chisholm           5,100,000          -     500,000         -   4,600,000   25-Feb-04  1.1300   0.6875  17-Dec-97 to  17-Dec-06
                                                                                                                17-Dec-01
                          400,000          -           -         -     400,000                       1.7000  15-Dec-98 to  15-Dec-07
                                                                                                                15-Dec-02
                  -------------------------------------------------------------
                        5,500,000          -     500,000         -   5,000,000
------------------------------------------------------------------------------------------------------------------------------------
James Curvey                  Nil          -           -         -         Nil
------------------------------------------------------------------------------------------------------------------------------------
Vincenzo Damiani           40,000          -           -         -      40,000                       0.4800  29-Jul-03 to  29-Jul-12
                                                                                                                29-Jul-07
------------------------------------------------------------------------------------------------------------------------------------
Hans Eggerstedt               Nil          -           -         -         Nil
------------------------------------------------------------------------------------------------------------------------------------
Gene Gabbard                  Nil          -           -         -         Nil
------------------------------------------------------------------------------------------------------------------------------------
Robert Hawley              68,060          -           -         -      68,060                       7.4940  25-Nov-99 to  25-Nov-08
                                                                                                                25-Nov-03
------------------------------------------------------------------------------------------------------------------------------------
Timothy Hilton                Nil          -           -         -         Nil
-------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Mark Jenkins              160,000          -           -   160,000         Nil                       6.6000   4-Aug-99 to   4-Aug-08
                                                                                                                 4-Aug-03

                           20,000          -           -    20,000         Nil                      13.3700  27-Feb-02 to  27-Feb-11
                                                                                                               cliff vest

                           20,000          -       8,000    12,000         Nil   25-Mar-04  0.9525   0.4125  26-Feb-03 to  26-Feb-12
                                                                                                                26-Feb-07

                           20,000          -       4,000    16,000         Nil   25-Mar-04  0.9525   0.4800  29-Jul-03 to  29-Jul-12
                                                                                                                29-Jul-07
                  -------------------------------------------------------------
                          220,000          -      12,000   208,000         Nil
------------------------------------------------------------------------------------------------------------------------------------
John Remondi                  Nil          -           -         -         Nil
------------------------------------------------------------------------------------------------------------------------------------
Frans van den              16,000          -           -         -      16,000                       8.5000       All 17-        All
Hoven                                                                                                           Dec-96 to  17-Dec-06
                                                                                                                17-Dec-00
                           16,000          -           -         -      16,000                      29.0000
                           16,000          -           -         -      16,000                      14.8600
                  -------------------------------------------------------------
                           48,000          -           -         -      48,000
------------------------------------------------------------------------------------------------------------------------------------

COLT Deferred Bonus Plan

Name                         01-Jan-04        Granted         Exercised         Lapsed           18-Apr-05        Date of vesting
-----                        ---------        -------         ---------         -------          ---------        ---------------
Steven Akin                        Nil              -                 -               -                Nil
Andreas Barth                      Nil              -                 -               -                Nil
Barry Bateman                      Nil              -                 -               -                Nil
Antony Bates                       Nil         50,000                 -               -             50,000              26-Oct-07
Jean-Yves Charlier                 Nil        250,000                 -               -            250,000              31-Aug-07
Paul Chisholm                      Nil              -                 -               -                Nil
James Curvey                       Nil              -                 -               -                Nil
Vincenzo Damiani                   Nil              -                 -               -                Nil
Hans Eggerstedt                    Nil              -                 -               -                Nil
Gene Gabbard                       Nil              -                 -               -                Nil
Robert Hawley                      Nil              -                 -               -                Nil
Timothy Hilton                     Nil              -                 -               -                Nil
Mark Jenkins                     1,685              -                 -           1,685                Nil              27-Feb-04
John Remondi                       Nil              -                 -               -                Nil
Frans van den Hoven                Nil              -                 -               -                Nil


COLT Savings Related Share Option Scheme

Name                         01-Jan-04    Granted    Exercised    Lapsed     18-Apr-05         Option        Usual date       Usual
-----                        ---------    -------    ---------    -------    ---------        exercise       from which      expiry
                                                                                             price per            first        date
                                                                                                 share      exercisable        ----
                                                                                                 -----      -----------
Steven Akin                        Nil          -            -          -          Nil
Andreas Barth                      Nil          -            -          -          Nil
Barry Bateman                      Nil          -            -          -          Nil
Antony Bates                       Nil          -            -          -          Nil
Jean-Yves Charlier                 Nil          -            -          -          Nil
Paul Chisholm                      Nil          -            -          -          Nil
James Curvey                       Nil          -            -          -          Nil
Vincenzo Damiani                   Nil          -            -          -          Nil
Hans Eggerstedt                    Nil          -            -          -          Nil
Gene Gabbard                       Nil          -            -          -          Nil
Robert Hawley                      Nil          -            -          -          Nil
Timothy Hilton                     Nil          -            -          -          Nil
Mark Jenkins                    18,000          -            -     18,000          Nil          0.4000         1-Mar-06    1-Aug-06
John Remondi                       Nil          -            -          -          Nil
Frans van den Hoven                Nil          -            -          -          Nil

C. Board practices

Directors' Service Agreements
Jean-Yves Charlier's services are provided under a secondment agreement with Fidelity International Limited. The secondment is for three years from 1 September 2004 but can be terminated by Fidelity International Limited or by the Company at any time. In the event of termination there is no right to compensation

Antony Bates has a service contract that can be terminated by him giving notice of six months. Until 30 April 2005, the service contract can be terminated by the Company giving notice of twenty-four months less the number of completed months since 1 May 2004. From 1 May 2005, the service contract can be terminated by the Company giving notice of twelve months. In the event of termination, he has the right to receive an amount which, subject to mitigation, is equal to his salary and other benefits for the period of notice plus bonus equal to the average bonus percentage of salary achieved during the previous two years or, if termination is before two bonus payments have been made, at 127.5% of his base salary.

Barry Bateman, Gene Gabbard and John Remondi have service contracts which can be terminated by them or by the Company by giving notice of three months. In the event of termination no compensation is due.

Andreas Barth, Hans Eggerstedt, Vincenzo Damiani, Robert Hawley, Timothy Hilton and Frans van den Hoven have service contracts which can be terminated by them or by the Company at any time. In the event of termination there is no right to compensation.

For information on the period of service of our directors, please see Item 6.A. "Directors and Senior Management." The Articles of Association require that all directors retire and submit themselves for re-election each year.

Audit Committee
Hans Eggerstedt is the chairman of the Audit Committee and is also the committee member identified as having recent and relevant financial experience. The other members of the committee are Vincenzo Damiani, Robert Hawley and Frans van den Hoven. Hans Eggerstedt was appointed to the committee on 23 February 2004 and as committee chairman on 20 October 2004, replacing Frans van den Hoven.

Normally attending meetings of the committee in advisory capacities are the Chief Administrative and Financial Officer, the Group Financial Controller, the Senior Director of Audit, Risk and Security and representatives from the external auditors.

During 2004, the committee met the external auditors without any Company management present and it is intended that this will happen at least once in 2005.

The duties of the committee are to review the integrity of the financial statements, to review the effectiveness of the internal control policies, to review the procedures for managing risks, to oversee the internal audit function, to consider the appointment and relationship with the external auditors, and to review procedures for handling allegations from whistleblowers.

During 2004, the committee considered, among other matters, compliance with the provisions of the Combined Code and with the requirements of the US Sarbanes-Oxley Act of 2002, accounting developments, the financial control environment, and risk management and control.

To guard against the objectivity and independence of the external auditor being compromised, the committee has adopted a policy under which it is required to pre-approve non-audit services performed by the external auditor.

Compensation Committee
Robert Hawley is the chairman of the Compensation Committee and the other members are Andreas Barth, Barry Bateman and Vincenzo Damiani. Andreas Barth was appointed to the committee on 24 February 2004 and Robert Hawley was appointed to the committee and as committee chairman on 31 December 2004, replacing Barry Bateman. James Curvey was a member of the committee until 31 December 2004.

Normally attending meetings of the committee in an advisory capacity is the Managing Director, Human Resources.

The duties of the committee are to review the compensation policy, to determine the remuneration of executive Directors, and to exercise discretions on behalf of the Board in relation to employee benefit schemes.

D. Employees

At 31 December 2004, we had 3,869 full-time and part-time employees and a further 218 individuals were engaged either on contract, fixed term or on secondment. Although a small number of our employees are members of a union they are not covered by a collective bargaining agreement. Works Councils, which have rights to be consulted on certain employment and business issues, exist in three of the countries in which we operate, namely France, Germany and The Netherlands. In connection with the construction and maintenance of our networks and the conduct of our other business operations, we use third party contractors, some of whose employees may be represented by unions or collective bargaining agreements.

Employees at 31 December 2004 by geographic region were:
 North Region                            1,489
 Central Region                          1,271
 South Region                              908
 India                                     201
                                 -------------
 Total                                   3,869
                                 -------------

The countries in each region are:
 Region              Countries comprising the region
 North Region        Belgium, Denmark, Ireland, The Netherlands, Sweden and the
                     United Kingdom
 Central Region      Austria, Germany and Switzerland
 South Region        France, Italy, Portugal and Spain

E. Share ownership

COLT Telecom Group Share Plan.
The COLT Telecom Group Share Plan was adopted on 7 November 1996, for the issuance to our key employees and consultants of options to purchase our Ordinary Shares.

At 18 April 2005 options to subscribe for our Ordinary Shares under the Share Option Plan were as follows:

Date of grant  Exercise price     Dates of vesting     Date of                      Number of Ordinary Shares under option
-------------  --------------     ----------------     expiration                   --------------------------------------
                                from               to  ----------            Granted      Exercised         Lapsed    Outstanding
                                ----               --                        -------      ---------         ------    -----------
Dec 96                L0.6880   Dec 97         Dec 01  Dec 06             25,824,000     12,744,036      7,776,964      5,303,000
Jan 97                L0.7790   Jan 98         Jan 02  Jan 07                396,000        226,400        149,600         20,000
Apr 97                L0.7060   Apr 98         Apr 02  Apr 07              1,280,000        675,000        377,600        227,400
Aug 97                L0.9560   Aug 98         Aug 02  Aug 07              2,488,000        726,000        923,600        838,400
Nov 97                L1.2850   Nov 98         Nov 02  Nov 07              3,196,000      1,418,362      1,286,038        491,600
Dec 97                L1.7000   Dec 98         Dec 02  Dec 07              4,204,000      1,104,400      1,148,000      1,951,600
Feb 98                L2.7380   Feb 99         Feb 03  Feb 08                140,000         56,000         84,000              -
Feb 98                L2.7430   Feb 99         Feb 03  Feb 08                900,000        530,220        369,780              -
May 98                L4.7560   May 99         May 03  May 08                830,000        207,750        340,000        282,250
Aug 98                L6.6000   Aug 99         Aug 03  Aug 08              2,906,000        591,544      1,695,712        618,744
Nov 98                L7.4940   Nov 99         Nov 03  Nov 08              1,408,075        113,215        980,400        314,460
Dec 98                L7.8770   Dec 99         Dec 03  Dec 08                100,000              -        100,000              -
Mar 99                L11.300   Mar 00         Mar 04  Mar 09                990,000        122,500        597,000        270,500
Apr 99                L10.934   Apr 00         Apr 04  Apr 09              1,000,000        150,000        850,000              -
May 99                L12.254   May 00         May 04  May 09                585,000         58,000        390,000        137,000
Aug 99                L12.744   Aug 00         Aug 04  Aug 09                930,000         15,000        659,000        256,000
Nov 99                L21.000   Nov 00         Nov 04  Nov 09                800,500              -        587,500        213,000
Dec 99                L24.394   Dec 00         Dec 04  Dec 09                740,000              -        470,000        270,000
Feb 00                L36.177   Feb 01         Feb 05  Feb 10                745,000              -        440,000        305,000
May 00                L22.610   May 01         May 05  May 10                792,500              -        396,174        396,326
Jun 00                L26.660   Jun 01         Jun 05  Jun 10                846,000              -        455,500        390,500
Aug 00                L19.157   Aug 01         Aug 05  Aug 10              1,181,500              -        690,434        491,066
Aug 00                L17.727   Aug 01         Aug 05  Aug 10                317,500              -        161,250        156,250
Nov 00                L19.484   Nov 01         Nov 05  Nov 10                800,000              -        330,000        470,000
Dec 00                L15.184   Dec 01         Dec 05  Dec 10                757,321              -        334,001        423,320
Feb 01                L13.370   Feb 02         Feb 06  Feb 11              2,401,040              -      1,616,292        784,748
Feb 01                L20.055   Feb 02         Feb 06  Feb 11                400,000              -        400,000              -
Feb 01                L26.740   Feb 02         Feb 06  Feb 11                750,000              -        750,000              -
May 01                L8.4370   May 02         May 06  May 11                866,500              -        588,500        278,000
May 01                L12.656   May 02         May 06  May 11                250,000              -        250,000              -
May 01                L16.874   May 02         May 06  May 11                250,000              -        250,000              -
Jun 01                L7.1000   Jun 02         Jun 06  Jun 11              2,688,750              -      1,193,000      1,495,750

Date of grant  Exercise price     Dates of vesting     Date of                      Number of Ordinary Shares under option
-------------  --------------     ----------------     expiration                   --------------------------------------
                                from               to  ----------            Granted      Exercised         Lapsed    Outstanding
                                ----               --                        -------      ---------         ------    -----------
Aug 01                L3.2170   Aug 02         Aug 06  Aug 11              1,464,500              -        972,500        492,000
Nov 01                L1.7240   Nov 02         Nov 06  Nov 11                231,000              -         26,000        205,000
Dec 01                L1.5610   Dec 02         Dec 06  Dec 11              1,410,500              -        408,100      1,002,400
Feb 02                L0.4125   Feb 03         Feb 07  Feb 12              4,688,500        180,000      2,638,000      1,870,500
May 02                L0.4475   May 03         May 07  May 12                 72,500          6,000         51,500         15,000
Jul 02                L0.4800   Jul 03         Jul 07  Jul 12              5,602,300        128,360      1,380,900      4,093,040
Aug 02                L0.5042   Aug 03         Aug 07  Aug 12                250,000              -              -        250,000
Oct 02                L0.3234   Oct 03         Oct 07  Oct 12                250,000         70,000        180,000              0
Nov 02                L0.4359   Nov 03         Nov 07  Nov 12                400,000              -              -        400,000
Mar 03                L0.4067   Mar 04         Mar 08  Mar 13                200,000              -              -        200,000
Apr 03                L0.4550   Apr 04         Apr 08  Apr 13                 32,500              -         22,500         10,000
May 03                L0.4675   May 04         May 08  May 13                150,000              -              -        150,000
May 03                L0.4925   May 04         May 08  May 13                 50,000              -              -         50,000
Jul 03                L0.7690   Jul 06         Jul 08  Jul 13              7,161,000              -      1,317,000      5,844,000
Oct 03                L1.0120   Oct 06         Oct 08  Oct 13                 60,000              -              -         60,000
Feb 04                L1.1283   Feb 07         Feb 09  Feb 14                 60,000              -              -         60,000
Apr 04                L0.8400   Apr 07         Apr 09  Apr 14                 20,000              -              -         20,000
May 04                L0.7700   May 07         May 09  May 14                500,000              -              -        500,000
Jul 04                L0.4200   Jul 07         Jul 09  Jul 14                165,000              -              -        165,000
Aug 04                L0.3800          Aug 07          Aug 14              6,392,500              -        139,700      6,252,800
Aug 04                L0.3800   Aug 07         Aug 09  Aug 14                800,000              -              -        800,000
Oct 04                L0.4100   Oct 07         Oct 09  Oct 14              1,210,000              -              -      1,210,000
Mar 05                L0.5500   Mar 08         Mar 10  Mar 15                770,000              -              -        770,000
Mar 05                L0.4950          Mar 08          Mar 15             32,000,000              -              -     32,000,000
                                                                       -------------  -------------  -------------  -------------
                                                                         125,703,986     19,122,787     33,776,545     72,804,654
                                                                       -------------  -------------  -------------  -------------

In addition to options granted under the COLT Telecom Group Share Plan, options to subscribe for 80,000 Ordinary Shares were granted to Frans van den Hoven, 16,000 of which vested on the closing of our initial public offering, 16,000 of which vested on each of 17 December 1997, 1998, 1999 and 2000. The exercise price for the initial 16,000 option was L0.6875; the exercise price for the 16,000 option vesting on 17 December 1997, 1998, 1999 and 2000 is L1.65875,
L8.50, L29.00 and L14.86 per share respectively. He exercised 16,000 options with an exercise price of L0.6875 and 16,000 with an exercise price of L1.65875 on 13 August 1999 and 5 June 2000, respectively. These Options are included in the COLT Telecom Group Share Plan table in Item 6.B above.

Of the share options outstanding under this plan, 12,456,060 are held by our directors as set out in the COLT Telecom Group Share Plan table in Item 6.B. This figure is inclusive of the options for Frans van den Hoven set out in the paragraph above,

For additional information relating to the COLT Telecom Group Share Plan, please refer to our Financial Statements included as part of this report.

COLT Deferred Bonus Plan.
The COLT Deferred Bonus Plan was adopted on 25 May 2000. Under this plan, selected senior employees may be entitled to receive an award of shares representing a proportion of the amount of their annual cash bonus. In October 2003 the rules were amended so that selected senior employees may be invited to defer all or a portion of their annual cash bonus and receive a matching award in the form of an option to acquire shares with a market value equal to half the amount of the deferred bonus.

At 18 April 2005, outstanding options to subscribe for our Ordinary Shares under this part of the Deferred Bonus Plan were as follows:

                                                                                Number of Ordinary Shares
                                                                                -------------------------
Date of grant       Date of vesting                         Granted           Exercised             Lapsed        Outstanding
-------------       ---------------                         -------           ---------             ------        -----------
Feb 01              Feb 2004 to Feb 06                       24,182              15,722              8,460                  -
Feb 04              Feb 07                                  156,519                   -             34,581            121,938
Aug 04              Aug 07                                  250,000                   -                  -            250,000
Oct 04              Oct 07                                   50,000                   -                  -             50,000
Mar 05              Mar 08                                   66,678                   -                  -             66,678
                                                     ---------------    ---------------    ---------------    ---------------
                                                            547,379              15,722             43,041            488,616
                                                     ---------------    ---------------    ---------------    ---------------

Of the share awards outstanding under this plan, 300,000 are held by our directors as set out in the COLT Deferred Bonus Plan table in Item 6.B.

For additional information relating to the COLT Deferred Bonus Plan, please refer to our Financial Statements included within this report.

COLT Savings Related Share Option Scheme
The Savings Related Share Option Plan was approved by our shareholders on 17 June 1997. It is open to all of our U.K. employees and our participating subsidiaries subject to the power of the Board to impose a minimum qualification period, which must not exceed five years (and in the case of any director, who is required to devote not less than 25 hours a week to his duties). We have established a Qualifying Employee Share Ownership Trust ("QUEST") to deliver the shares to U.K. option holders at the time of exercise in the most efficient manner.

At 18 April 2005, outstanding options to subscribe for our Ordinary Shares under the Savings Related Share Option Plan were as follows:

Date of Grant       Option Price  Date of Vesting                 Options         Exercised           Lapsed         Outstanding
-------------       ------------  ---------------                 -------         ---------           ------         -----------
Dec 01                  L 1.6150  1 Mar 05                      6,986,000                 -        6,602,132             383,868
Dec 02                  L 0.4000  1 Mar 06                     18,410,000           342,141        4,962,743          13,105,116
Dec 03                  L 1.0270  1 Mar 07                        58,323*                 -                -              58,323
Dec 03                  L 0.9950  1 Mar 07                      1,560,919                 -          845,782             715,137
Dec 04                  L 0.4300  1 Mar 09                       202,330*                 -                -             202,330
Dec 04                  L 0.4650  1 Mar 08                      3,737,658                 -           85,589           3,652,069
                                                          ----------------   --------------   --------------   -----------------
                                                               30,955,230           342,141       12,496,246          18,116,843
                                                          ----------------   --------------   --------------   -----------------

* each option holder entered into a four year savings contract.

Of the options outstanding under this scheme, there were none held by our directors.

For additional information relating to the Savings Related Share Option Plan, please refer to our Financial Statements included within this report.

Shareholdings
The interests of directors in our Ordinary Shares at 18 April 2005 are as follows:
 Andreas Barth                                      41,961
 Barry Bateman                                           -
 Antony Bates                                      100,000
 Jean-Yves Charlier                                500,000
 Vincenzo Damiani                                  166,866
 Hans Eggerstedt                                    39,094
 Gene Gabbard                                       23,282
 Robert Hawley                                      96,865
 Timothy Hilton                                     46,080
 John Remondi                                      200,000
 Frans van den Hoven                               107,116

All interests reflected above represent less than 1% of the Ordinary Shares outstanding.

For additional information on share ownership plans, please refer to our Financial Statements included as part of this report.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets out at 18 April 2005 the beneficial ownership of our Ordinary Shares by each person or entity known by us to beneficially own more than 5% of the outstanding share capital:

Shareholder                                                                Number of Ordinary            %
                                                                                       Shares
FMR Corp.                                                     (1)                 471,089,421          31.2
82 Devonshire Street
Boston, Massachusetts 02109

Fidelity Investors Limited Partnership                        (2)                 313,073,111          20.7
82 Devonshire Street
Boston, Massachusetts 02109

Amvescap plc                                                  (3)                 150,163,486           9.9
30, Finsbury Square
London, EC2A 1AG
England

Fidelity International Limited                                (4)                 107,906,957           7.1
Pembroke Hall
42 Crow Lane
Pembroke
Bermuda HM-19

(1) 1. FMR Corp.'s holding is held through:
(a) FMR Corp directly holds 61,884,335 ordinary shares;
(b) a wholly owned subsidiary, that as trustee holds 70,852,670 ordinary shares for The Colt, Inc. 2004 Annuity Trust, 157,739,775 ordinary shares for The Colt, Inc. 2003 Annuity Trust, 55,235,694 ordinary shares for The Colt, Inc. 2002 Annuity Trust, 57,882,702 ordinary shares for The Colt, Inc. 2001 Annuity Trust and 119,767 ordinary shares for The Colt, Inc. 2001 Charitable Trust; and
(c) a wholly-owned subsidiary, Strategic Advisers, Inc., that as manager of three charitable foundations has sole voting power over 9,715,293 ordinary shares for the Edward C. Johnson Fund, 9,810,218 ordinary shares for the Fidelity Foundation and 45,142,291 ordinary shares for the Fidelity Non-Profit Management Foundation

(2) Fidelity Investors Limited Partnership is a Delaware limited partnership.

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

Item 8. Financial Information

The Financial Statements are set out in Item 18.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Ordinary Shares are traded on the London Stock Exchange and our ADSs, each representing four of our Ordinary Shares, are included for trading in the Nasdaq National Market System, or Nasdaq. The ADSs are evidenced by American Depositary Receipts, or ADRs issued by The Bank of New York, as Depositary under a Deposit Agreement, dated 17 December 1996, as amended, among COLT, the Depositary and the holders from time to time of the ADRs.

The tables below set forth, for the periods indicated (i) the reported high and low sales prices for Ordinary Shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on Nasdaq.

                              The London Stock Exchange                                  NASDAQ
                                  (Pounds per Share)                             (U.S. Dollars per ADS)
                                        High                     Low                    High                    Low
2000                                   40.73                   12.10                  266.88                  62.75
2001                                   19.21                    0.62                  113.00                   3.57
2002                                    1.33                    0.28                    8.00                   1.63
2003                                    1.16                    0.30                    7.50                   2.00
2004                                    1.31                    0.36                   10.00                   2.73

                              The London Stock Exchange                                  NASDAQ
                                  (Pounds per Share)                             (U.S. Dollars per ADS)
                                        High                     Low                    High                    Low
2003
          First Quarter                 0.46                    0.34                    2.95                   2.03
          Second Quarter                0.77                    0.30                    4.99                   2.00
          Third Quarter                 1.16                    0.59                    7.49                   4.18
          Fourth Quarter                1.11                    0.89                    7.50                   6.02
2004
          First Quarter                 1.31                    0.89                   10.00                   6.59
          Second Quarter                0.97                    0.69                    7.13                   4.80
          Third Quarter                 0.53                    0.36                    3.95                   2.73
          Fourth Quarter                0.48                    0.40                    3.71                   3.00
2005
          First Quarter                 0.62                    0.46                    4.67                   3.45

                              The London Stock Exchange                                  NASDAQ
                                  (Pounds per Share)                             (U.S. Dollars per ADS)
                                        High                     Low                    High                    Low
October 2004                            0.45                    0.40                    3.26                   3.00
November 2004                           0.48                    0.43                    3.69                   3.15
December 2004                           0.47                    0.44                    3.71                   3.33
January 2005                            0.57                    0.46                    4.35                   3.45
February 2005                           0.62                    0.54                    4.67                   4.10
March 2005                              0.55                    0.49                    4.26                   3.66

At 18 April 2005, 21,907,679 Ordinary Shares and ADRs evidencing 7,554,068 ADSs (representing 30,216,272 Ordinary Shares) were held of record in the U.S. These Ordinary Shares and ADRs, were held by 15 and 32 record holders, respectively, and represented 1.5% of, and evidenced ADSs representing 0.5% of, respectively, the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Between November 1997 and April 2000 we issued L50,000,000 principal amount of 10.125% Senior Notes due November 2007 ("2007 Sterling 10.125% Note"), DM150,000,000 principal amount of 8.875% Senior Notes due November 2007; ("2007 DM 8.875% Note"), DM600,000,000 principal amount of 7.625% Senior Notes due July 2008 ("2008 DM 7.625% Note"), DM600,000,000 principal amount of 2% Senior
Convertible Notes due August 2005 ("2005 DM Convertible Note"),
(euro)295,000,000 principal amount of 2% Senior Convertible Notes due March 2006 ("March 2006 Euro Convertible Note"), (euro)368,000,000 principal amount of 2% Senior Convertible Notes due December 2006 ("December 2006 Euro Convertible Note"), (euro)320,000,000 principal amount of 7.625% Senior Notes due December 2009 ("2009 DM 7.625% Note") and (euro)402,500,000 principal amount of 2% Senior Convertible Notes due April 2007 ("2007 Euro Convertible Note").

The 2005 DM Convertible Note and December 2006 Euro Convertible Note were redeemed in full by us on 19 October 2004. The 2007 Sterling 10.125% Note and 2007 DM 8.875% Note were redeemed in full by us on 21 January 2005.

The 2008 DM 7.625% Note, March 2006 Euro Convertible Note, 2009 DM 7.625% Note and 2007 Euro Convertible Note (collectively referred to as the "Senior Notes") are listed on the London Stock Exchange. However, because little or no active trading market exists for the Senior Notes, no price information is provided for them.

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

Object and Purposes
Our principal objects are to carry on business as a public limited company and to carry on any trade or business whatsoever. We have multiple business objectives and purposes and are authorised to do such things as the Board may consider to further our interests, all as provided in our Memorandum of Association at clause 4.

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

Transfer of Shares. The Ordinary Shares are eligible for trading in CREST, a paperless settlement system enabling securities to be evidenced in uncertificated form and transferred otherwise than by a written instrument, which was introduced in the United Kingdom in July 1996. Any holder of certificated shares may transfer all or any of his shares by an instrument of transfer in any usual or in any other form which the directors may approve. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The directors may in their absolute discretion and without assigning any reason therefore refuse to register any transfer of shares (not being fully paid shares), provided that when any such shares are admitted to the Official List of the London Stock Exchange, such discretion may not be exercised to prevent dealings in such shares from taking place on an open and proper basis. The directors may also refuse to register any transfer (whether fully paid or not) to more than four persons jointly. The directors may also refuse to register a transfer of certificated shares unless the instrument of transfer is both (i) in respect of only one class of share, and (ii) lodged with COLT accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make such transfer. Pursuant to the Articles of Association, the Board of Directors may decline to register a transfer of COLT's shares if a restriction notice has been served on the shareholder unless the transfer is shown to the Board of Directors to be pursuant to an arm's length sale (as defined in the Articles of Association). Where the Ordinary Shares are held in uncertificated form the directors may refuse to register the transfer only if such transfer is not in accordance with the regulations relating to CREST or the transfer is in favor of more than four transferees.

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

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorize some one or more persons who shall include a director, the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or to otherwise comply with such security arrangements or restrictions.

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

E. Taxation

General
In this section we summarize U.K. tax consequences and U.S. federal income tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of senior notes, convertible notes, warrants, Ordinary Shares and Ordinary Shares represented by ADSs, or, collectively, the "instruments." This summary is not a comprehensive description of all of the tax consequences that may be relevant to holders of these instruments, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of the instruments. In particular, the summary does not address your tax treatment if you are subject to special tax rules under income tax law, for example, if you are
     o a bank, life insurance company, regulated investment company or other financial institution,
     o    a broker or dealer in securities or foreign currency,
     o    a person that has a functional currency other than the U.S. dollar,
     o a person who acquires an instrument in connection with employment or other performance of services,
     o    a person subject to alternative minimum tax,
     o a person who owns an instrument as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or constructive ownership transaction,
     o    a tax-exempt entity, or
     o    an expatriate of the United States.

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

For purposes of this summary, a U.S. holder is
     o a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws,
     o a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any of its states or the District of Columbia,
     o an estate the income of which is subject to U.S. federal income taxation regardless of its source,
     o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations, or
     o any person otherwise subject to U.S. federal income tax on a net income basis in respect of any of the instruments,

whose status as a U.S. holder is not overridden pursuant to the provisions of an applicable tax treaty. If an entity treated as a partnership for U.S. federal income tax purposes holds instruments, the tax treatment of each partner will depend upon the status of the partner and the activities and the status of the partnership under both U.S. and U.K. law. If you are a partner in a partnership that holds instruments, you should consult your tax advisor.

This summary applies only to U.S. holders who hold instruments as capital assets, which generally are assets held for investment rather than as inventory or as property used in a trade or business. In addition, except where specifically discussed, this summary applies to you only if you purchased a senior note or convertible note pursuant to its initial offering at the applicable issue price described below. Further, with respect to the convertible notes, except where we make reference specifically to the book-entry interests or the definitive registered securities, this summary applies to both forms of ownership. This summary is based upon:

     o current U.K. law and current U.S. federal income tax law and the practices of the U.K. Inland Revenue and the U.S. Internal Revenue Service, and is subject to subsequent changes to those laws and practices, which could have retroactive effect,
     o the Income Tax Convention and the Protocol (together, the "Treaty") between the United States and the United Kingdom dated July 24, 2001 and in force as of March 31, 2003, and
     o the U.S.-U.K. tax treaty relating to estate and gift taxes that is currently in effect.

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

Holders of instruments are advised to consult their own tax advisers with respect to the overall tax implications of the Treaty.

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

Taxation of the Senior Notes and the Convertible Notes
Payment on the Notes. Provided the senior notes and the convertible notes continue to be listed on the London Stock Exchange, or some other stock exchange recognized by the U.K. Inland Revenue, payments of interest to you may be made without withholding or deduction for U.K. income tax.

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

Taxation of the Warrants
You will not be liable for U.K. tax on gains on the exercise, disposal or abandonment of your warrants.

Taxation of Ordinary Shares or ADSs
Taxation of Dividends. We do not currently anticipate paying dividends within the foreseeable future.

There is no U.K. withholding tax on dividends. A shareholder resident for U.K. tax purposes in the United Kingdom who receives a dividend from us may generally claim a tax credit in an amount equal to one-ninth of the dividend.

Under the Treaty, U.S. holders are not entitled to a payment in respect of any U.K. tax credit received, nor are dividends subject to a notional U.K. withholding tax.

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

Stamp Duty and Stamp Duty Reserve Tax
No U.K. stamp duty or stamp duty reserve tax is payable on the issue, transfer, conversion or redemption of your senior notes or convertible bearer notes, or on the issue of warrants.

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

We redeemed the DM Senior Convertible Notes and the Senior Convertible Notes due December 2006 during 2004.

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

Taxation of the Senior Notes and the Convertible Notes
Acquisition of a Senior Note or a Convertible Note. If you acquire a senior note or a convertible note with foreign currency, your initial adjusted income tax basis in the note will generally be determined by translating into U.S. dollars the purchase price, excluding any amounts paid for prior accrued interest, at the spot rate on the date of purchase. If the notes are traded on an established securities market and you are a cash basis taxpayer (or an electing accrual basis taxpayer), you will determine the U.S. dollar value of the cost of a note you purchase by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The special election available to accrual basis taxpayers in regard to the purchase of notes traded on an established securities market must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Your income tax basis in purchased foreign currency generally will be its U.S. dollar value at the spot rate on the date of purchase of the currency. The amount of gain or loss you will recognize on a sale, exchange or other disposition of foreign currency will be equal to the difference between the number of U.S. dollars received, the U.S. dollar value at the spot rate of a different foreign currency received, or the fair market value in U.S. dollars of the property received, as the case may be, and your income tax basis in the disposed of foreign currency. Accordingly, if you purchase a note with foreign currency, you will generally recognize exchange gain or loss on the foreign currency in an amount equal to the difference, if any, between your tax basis in the foreign currency and the U.S. dollar value at the spot rate of the foreign currency on the date of purchase of the note. If the notes are traded on an established securities market and you are a cash basis taxpayer (or an electing accrual basis taxpayer), you will determine the U.S. dollar value of the currency used to purchase a note by translating the amount paid at the spot rate of exchange on the settlement date of the purchase, as discussed above. Generally, exchange gain or loss will be ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

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

If you are a cash basis holder, the amount you are required to include in income upon receipt of a payment on your senior notes is the U.S. dollar value of the amount received, determined on the basis of the spot rate on the date you receive the payment, regardless of whether the payment is in fact converted into U.S. dollars. You will not recognize exchange gain or loss upon receipt of the interest payment.

If you are required to accrue interest income on a senior note prior to receipt, unless you have made a spot rate convention election described below, then you will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during that year, determined by translating the accrued interest at the average rate of exchange for the period, or partial period if the period spans two taxable years, during which the interest has accrued. The average rate of exchange for an interest accrual period is the simple average of the exchange rates for each business day of that period, or some other average that you have reasonably derived and consistently applied. Upon receipt of an interest payment in foreign currency, you will recognize ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the foreign currency you receive, determined on the basis of the spot rate on the date you receive the payment, and the U.S. dollar value of the interest income that you have previously included in income with respect to that interest payment. Generally, this gain or loss will be treated as ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

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

The amount of OID with respect to each convertible note is equal to the excess of its stated redemption price at maturity over its issue price. The issue price for a convertible note is equal to the offering price to the public, not including any bond house, broker or similar person or organization acting in the capacity of an underwriter, placement agent or wholesaler, at which a substantial number of the convertible notes is sold, which in the case of the July 1998 offering of convertible notes was 1,000DM, and in each of the March 1999, December 1999 and March 2000 offerings was (euro)1,000.

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

Unless you have made a spot rate convention election, you will be required to include in gross income for each taxable year the U.S. dollar value of the OID that has accrued during that year, determined by translating the accrued OID at the average rate of exchange for the period during which the OID has accrued, or partial period if the OID accrual period spans two taxable years. The average rate of exchange for an accrual period is the simple average of the exchange rates for each business day of the period, or some other average that you have reasonably derived and consistently applied. Upon receipt of a payment of OID in a foreign currency, you will recognize ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the foreign currency you received, determined on the basis of the spot rate on the date the payment is received, and the U.S. dollar value of the OID that you have previously included in income with respect to the payment. Generally, this gain or loss will be treated as ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

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

Election to Treat all Interest as OID. If you hold a convertible note or a senior note, then you may be eligible to elect to include in gross income for U.S. federal income tax purposes all interest that accrues on the convertible note or the senior note by accruing daily portions of interest on a constant interest rate basis as described above. For purposes of the election, interest includes stated and unstated interest, acquisition discount, OID, de minimis OID, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium. If you make this election in respect of a convertible note or a senior note with market discount or bond premium, you will be deemed to have made an election to currently include market discount in income or to amortize bond premium, as the case may be. You should consult your tax advisor regarding this election.

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

The revised issue price of a convertible note generally equals the sum of its issue price, plus the total amount of OID includible in the gross income of all holders for periods before you acquired the convertible note, without regard to any reduction in that income resulting from acquisition premium or amortizable bond premium, and minus any cash payments on the note in those periods other than qualified stated interest.

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

In the case of a debt instrument denominated in a foreign currency, such as the senior notes and the convertible notes, market discount is computed in the applicable foreign currency. If you do not elect current inclusion of market discount, accrued market discount is translated into U.S. dollars at the spot rate on the date of payment or disposition. No part of this accrued market discount is treated as exchange gain or loss. If you elect current inclusion of market discount, the amount of market discount currently includible in income for a taxable year is the U.S. dollar value of the market discount that has accrued during the year, determined by translating the accrued market discount at the average rate of exchange for the accrual period or periods, including, if applicable, the two partial periods in the case of an accrual period that straddles your taxable year. Accordingly, you will recognize exchange gain or loss with respect to this accrued market discount under the same rules that apply to accrued interest you receive on a senior note or convertible note if you are on the accrual basis or to OID you receive on a convertible note.

Amortizable Bond Premium. If you acquire a senior note and immediately after acquisition your income tax basis in the note, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest, exceeds its stated principal amount, then you will be considered to have acquired the senior note with bond premium in an amount equal to that excess. You generally may elect to amortize bond premium over the remaining term of the senior note on a constant interest rate method, and the amount amortised in any year will be treated as a reduction of your interest income from the note for that year. If the bond premium amortisation would be lower if calculated based on an earlier optional redemption date and price than the amount of amortisation calculated through that date based on the note's maturity date and its stated principal amount, then you must calculate the amount and timing of the bond premium amortisation deductions assuming that the senior note will be redeemed on that earlier date at the optional redemption price. You may generally recalculate your bond premium amortisation amount and schedule of deductions to the extent your note is not actually redeemed on the optional redemption date. If you elect to amortize bond premium, you must reduce your tax basis in the related senior note by the aggregate amount of bond premium amortised. If you do not elect to amortize bond premium, then the bond premium on your note will decrease the gain or increase the loss that you otherwise recognize on a disposition of that note. Any election to amortize bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies and that you thereafter acquire. You may not revoke an election to amortize bond premium without the consent of the IRS. You should consult with your tax advisor regarding this election.

The amortizable bond premium rules also apply to your acquisition of a convertible note, but only after first determining the amount of your income tax basis that is amortizable under these rules. For these purposes, your income tax basis in your convertible note immediately after acquisition, usually your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest, is reduced by any value attributable to your option to convert the note into Ordinary Shares of COLT. If your income tax basis in the note as adjusted is still greater than the convertible note's stated redemption price at maturity, then the excess over the stated redemption price at maturity, if you so elect, is subject to the rules governing the deduction of amortizable bond premium as described above.

With respect to a convertible note, if you acquire the note with amortizable bond premium, then you are not required to include any amounts of OID in income with respect to the note because there is no discount between your cost basis and the note's stated redemption price at maturity.

With respect to your senior notes and convertible notes, amortizable bond premium is calculated in the currency in which the note is denominated. The amortisation deduction calculated reduces the interest income received so that the net amount of interest less the amortisation deduction in the applicable foreign currency is the amount translated into U.S. dollars and reported in your gross income. You will recognize ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the amortisation deduction at the time of the deduction and the U.S. dollar value of that portion of the bond premium upon acquisition of the note. This gain or loss generally will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise. Each reduction of your interest income by amortizable bond premium also reduces your income tax basis in the note by the U.S. dollar value of that portion of amortizable bond premium as of your acquisition of the note.

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

Disposition. In general, you will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a senior note or a convertible note equal to your amount realised in the disposition less your adjusted income tax basis in the note. Your amount realised is the amount of cash and the fair market value of property received, or the U.S. dollar value of the amount realised in foreign currency on the date you receive payment from us or you dispose of (or are deemed to dispose of) the note, as applicable, less any amount attributable to accrued qualified stated interest, which will be taxed as interest in the manner described above. If the notes are traded on an established securities market and you are a cash basis taxpayer (or an electing accrual basis taxpayer), you will determine the U.S. dollar value of your amount realised in a sale by translating the amount received at the spot rate of exchange on the settlement date of the sale. The special election available to accrual basis taxpayers in regard to the sale of notes traded on an established securities market must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Your adjusted income tax basis in a note will generally be equal to:
     o your purchase price for the note exclusive of any amounts paid allocable to prior accrued qualified stated interest,
     o plus any amounts of OID that you include in your gross income through the day preceding the day of disposition,
     o plus the accrual of market discount, if any, that you elect to include in gross income on a current basis,
     o minus the amount of any cash payments you receive on the note other than qualified stated interest and
     o minus any reductions in income tax basis related to amortizable bond premium if you elect to deduct it on a current basis.

Gain or loss recognized upon the sale, exchange, redemption or other taxable disposition of a senior note or convertible note will generally be capital gain or loss. The gain or loss will be ordinary and not capital to the extent of any gain or loss attributable to changes in exchange rates, described in the next paragraph, and any gain attributable to any market discount. If you are not a corporation, then your net capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% if you have held the senior note or convertible note more than one year on the date you sell or dispose of the note; this maximum rate of 20% has been reduced to 15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2008. Ordinary or capital gain will generally be treated as U.S. source income for U.S. foreign tax credit purposes. You should consult your tax advisor regarding the source of loss recognized on the sale, exchange, redemption or other taxable disposition of a note.

Gain or loss that you realize on the sale, exchange, redemption or other taxable disposition of a senior note or convertible note attributable to changes in exchange rates will be treated as ordinary income or loss and generally will not be treated as interest income or expense except as any IRS administrative pronouncements provide otherwise. However, this ordinary gain or loss is only included in gross income to the extent of your total gain or loss on the sale, exchange, redemption or other taxable disposition.

Your income tax basis in foreign currency received on the sale, exchange redemption, retirement or other taxable disposition of a note will generally be the foreign currency's U.S. dollar value at the spot rate at the time the foreign currency is received. If the notes are traded on an established securities market and you are a cash basis taxpayer (or an electing accrual basis taxpayer), upon a sale you will translate the foreign currency using the U.S. dollar value at the spot rate of exchange on the settlement date of the sale, which should be the date it is received. The special election available to accrual basis taxpayers in regard to the sale of notes traded on an established securities market must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS. Otherwise, if you do not receive the foreign currency on the date of disposition, you will recognize exchange gain or loss on any difference between the U.S. dollar values of the foreign currency on the dates of disposition and receipt. The amount of gain or loss you will recognize on a sale, exchange or other disposition of foreign currency will be equal to the difference between the number of U.S. dollars received, the U.S. dollar value at the spot rate of the foreign currency received, or the fair market value in U.S. dollars of the property received, as the case may be, and your income tax basis in the disposed of foreign currency. Generally, this exchange gain or loss will be ordinary income or loss and will not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

Conversion of Convertible Notes in Exchange for Ordinary Shares. You generally will not recognize any income, gain or loss upon conversion of a convertible note into Ordinary Shares except:
     o to the extent the Ordinary Shares you receive are considered attributable to interest and OID accrued but not previously included in income, in which case the value of those shares is taxable as interest and OID, respectively, in the manner described above,
     o to the extent of any accrued market discount which you have not previously included in income, if you have elected to include market discount in gross income on a current basis,
     o with respect to cash, if any, you received in lieu of a fractional share of the Ordinary Shares, and
     o with respect to foreign currency gain or loss you realised upon the conversion, as described below.

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

Upon the conversion of a convertible note into Ordinary Shares, you will recognize foreign currency gain or loss in respect of the convertible note's principal amount and any interest, OID or market discount that you accrued and included in income but have not yet received, but only to the extent of the total gain or loss realised on the conversion of the convertible note. This foreign currency gain or loss will generally be ordinary income or loss and will generally not be treated as interest income or expense, except as any IRS administrative pronouncements provide otherwise.

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

Tax Treatment of Warrants
Original Issue Price. Each warrant was originally issued as part of a unit comprised of one discount note and one warrant. We redeemed the discount notes in December 2003. For U.S. federal income tax purposes, we allocated the issue price of a unit between the discount note and warrant components based on the relative fair market value of each component to the fair market value of both components taken together as a unit. Under the original issue discount regulations provided by the U.S. Treasury, the issue price of the unit is equal to the offering price to the public, not including any bond house, broker or similar person or organization acting in the capacity of an underwriter, placement agent or wholesaler, at which a substantial number of the units is sold. Based on this method, we determined that each warrant was originally issued with an issue price of $18.08. This allocation reflects our best judgment as to the relative values of the components at the time of original issuance, but we cannot assure you that the IRS will not challenge our allocation. If the IRS successfully challenges our allocation of the issue price, then the amount of gain or loss on the taxable disposition of your warrants would be different from those resulting under our allocation.

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

Sale or Redemption. You will recognize gain or loss on a sale or other taxable disposition of a warrant in an amount equal to the difference between the amount realised and your income tax basis in the warrant. A sale or other taxable disposition of a warrant will result in a capital gain or loss, and this capital gain or loss will be long-term capital gain or loss if you have held the warrant for more than one year at the time of disposition. If you are an individual, any long-term capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% (15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2008). Gain on disposition of a warrant will generally be treated as U.S. source income. You should consult your tax advisor regarding the source of loss recognized on the sale, exchange, redemption or other taxable disposition of a warrant.

Exercise. You will not recognize gain or loss on the purchase of Ordinary Shares or ADSs for cash upon exercise of your warrant, except to the extent you receive cash in lieu of fractional shares less allocable basis from the warrant. Your adjusted initial basis of the Ordinary Shares or ADSs you acquire will be equal to your adjusted basis of the warrant you exercised plus the exercise price, less basis allocable to any cash you receive in lieu of fractional shares. Your holding period in the Ordinary Shares or ADSs you acquire upon the exercise of a warrant will not include the holding period of that warrant.

Lapse. If you do not exercise your warrant and allow it to expire, the warrant will be deemed to have been sold or exchanged on the expiration date. As a result, you will recognize a capital loss equal to your tax basis in the warrant. That capital loss will be long-term if you have held the warrant for more than one year at the time of the expiration of the warrant.

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

For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after 31 December 2008, qualified dividend income will generally be subject to a maximum U.S. federal income tax rate of 15% if you are a non-corporate U.S. holder. Because our ADSs trade on NASDAQ, any dividends we pay to you during that period should constitute qualified dividend income to you, provided that you meet the minimum holding period requirement, unless we are or become a passive foreign investment company, which is a circumstances described below. You generally will meet the holding period requirement if you held the stock for more than 60 days during the 121 day period that begins 60 days before the ex-dividend date; the ex-dividend date is the first date following the declaration of the dividend on which the buyer of the stock will not receive the next dividend payment.

The amount that you must include in income will be the U.S. dollar value of any distribution we make to you in pounds sterling or other foreign currency, or other property you receive, on the date of distribution. The U.S. dollar value of a distribution paid in pounds sterling or other foreign currency will be based on the exchange rate on the date of your receipt, or, in the case of the ADSs, on the date of receipt by the Depositary. For U.S. federal income tax purposes, you will have a basis in any pounds sterling or other foreign currency you receive equal to the dollar value of that currency on the date of payment. Any gain or loss that you recognize upon a subsequent disposition of these pounds sterling or other foreign currency will generally be ordinary income or loss and will not be a dividend.

For U.S. federal income tax purposes, dividends we distribute will generally be income from foreign sources, and will generally be categorized as passive income or, in the case of some holders, as financial services income, for purposes of computing allowable foreign tax credits. In general, you may not claim a foreign tax credit with respect to a category of income in excess of the U.S. federal income tax otherwise payable with respect to that category of income. For purposes of this determination you would be required to adjust the amount of any qualified dividend income we pay to you, while such dividends are subject to the 15% maximum tax rate described above, to account for the difference between the 15% maximum tax rate and ordinary U.S. federal income tax rates. You generally may carry back any excess foreign taxes to the preceding tax year and then carry any remaining excess foreign taxes forward ten subsequent tax years to reduce your U.S. federal income tax payable on foreign source income in the same category that is not otherwise offset by a foreign tax credit. The consequences of the separate limitation calculation will depend on the nature and sources of your income and the deductions allocable to that income. You should consult with your tax advisor regarding the use of foreign tax credits.

In lieu of claiming a credit, you may claim all foreign tax that you paid during a particular taxable year as an itemized deduction. A deduction does not reduce your U.S. federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the category limitations described above regarding foreign tax credits.

Sale or Other Taxable Disposition of Ordinary Shares or ADSs. Upon the sale, exchange or other taxable disposition of an Ordinary Share or an ADS, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the fair market value of property you receive in exchange for the Ordinary Share or ADS and your adjusted tax basis in the Ordinary Share or ADS. Except to the extent of any accrued market discount in respect of an Ordinary Share or ADS accounted for upon conversion of a convertible note, this gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if you held the Ordinary Share or ADS for more than one year. If you are not a corporation, the long-term capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% (15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2008). Under most circumstances, the gain or loss from the sale or exchange of Ordinary Shares or ADSs will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

The surrender of ADSs in exchange for Ordinary Shares will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon that surrender and exchange.

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

Foreign Personal Holding Company
The separate income tax regime for foreign personal holding companies has been repealed for tax years of foreign corporations beginning after 31 December 2004. But even for our prior tax years, we believe that neither we nor any of our subsidiaries have been classified as a foreign personal holding company under U.S. federal income tax laws. If we or one of our subsidiaries had been so classified, you generally would have been required to include in income as a dividend in a year your proportionate share of our or our subsidiary's undistributed foreign personal holding company income. We or one of our subsidiaries would have been classified as a foreign personal holding company if:
     o Ordinary Shares or ADSs representing more than 50% of the total voting power of all classes of our stock entitled to vote, or more than 50% of the total value of our stock were owned, directly or indirectly, by five or fewer U.S. citizen or resident individuals, taking into account applicable constructive ownership rules, and
     o at least 60% of our gross income or the gross income of one of our subsidiaries consisted of foreign personal holding company income.

Foreign personal holding company income generally included dividends, interest, rents, royalties and gains from the sale of stocks, securities or commodities. We believe that we and our subsidiaries may have met the above ownership requirement, but that we have failed the above income requirement for the reasons discussed in more detail below. Accordingly, we expect that we and our subsidiaries were not treated as foreign personal holding companies for U.S. federal income tax purposes.

Our principal subsidiaries and affiliates that are conducting business operations in the U.K., Germany, France, Austria, the Netherlands, Sweden, Norway, Ireland, Portugal, Finland, and India, as well as intervening holding companies, are classified as branches for U.S. federal income tax purposes. We would thus be treated for U.S. federal income tax purposes as directly recognizing 100% of the income of these principal U.K., German, French, Austrian, Dutch, Swedish, Norwegian, Irish, Portuguese, Finnish, and Indian operating entities, which income we believe has consisted of active business income. Accordingly, we believe that we would fail to meet the foreign personal holding company income requirement, and so we would not be treated as a foreign personal holding company for U.S. federal income tax purposes.

Our subsidiaries that are classified as branches for U.S. federal income tax purposes are not classified as corporations and hence cannot be foreign personal holding companies. As to each of our subsidiaries which is not classified as a branch but rather is classified as a corporation for U.S. federal income tax purposes, we believe that each of these subsidiaries has not met the foreign personal holding company income requirement described above. However, we cannot provide any assurance that applicable tax law or other relevant circumstances will not result in an adverse determination of foreign personal holding company status.

Passive Foreign Investment Company

Summary
Special U.S. federal income tax rules apply to U.S. holders that own shares of a passive foreign investment company, commonly known by its acronym, PFIC. We believe that we might have become a PFIC in 2002. We believe, however, there is a low probability we could have become a PFIC in 2003, that we could not have become a PFIC during 2004, and we do not believe we will become a PFIC under our current financial circumstances. We do not believe we became a PFIC in any period prior to 2002. If we are classified as a PFIC during your holding period in our Ordinary Shares, ADSs, warrants, or convertible notes, then you could be subject to additional taxes and an interest charge. This adverse consequence of becoming a PFIC could be reduced provided you elect one of two alternative tax regimes as described below and we agree to provide the required financial information. However, holders of our warrants and convertible notes are limited in their ability to elect the two alternative tax regimes.

The PFIC rules are particularly complex and we suggest that you consult your tax advisor regarding the PFIC rules and their U.S. tax consequences to holders of Ordinary Shares, ADSs, warrants and convertible notes.

Discussion
We will be considered a PFIC for any taxable year in which 75% or more of our gross income is passive income or in which 50% or more of the average value of our assets is attributable to what are considered passive assets. Passive income generally consists of interest, dividends, rents, and royalties. Passive assets are assets that produce passive income or that we hold for the production of passive income. The asset test is applied by determining the percentage of passive assets for each quarter of our tax year and then averaging those percentages. Our tax year is the calendar year. While the U.S. holder ultimately makes the determination concerning our PFIC status, legislative history to the PFIC rules indicates that determining whether we are a PFIC under the asset test can generally be done by assuming that the value of our assets equals the market capitalization of our equity plus the value of our liabilities. However, there are no regulations or other guidance from the IRS on the subject, and we cannot provide any assurance that the IRS will not challenge this method.

We believe we were at risk of having become a PFIC in 2002 because the average percentage of our passive assets (cash and short-term investments) might have equaled or exceeded 50% of the value of all of our assets. If we use the general method described above and value our traded debt at its market price, we believe the average percentage of passive assets would have exceeded 50% and therefore we would have become a PFIC during 2002. However, if our assets were properly valued by considering the company's indebtedness at its book value, we believe we would not have become a PFIC during 2002. Neither U.S. Treasury regulations nor the PFIC statute's legislative history establishes a method of valuing traded debt for this purpose. As a result of increases in our market capitalization in 2003, we think there is little risk that we became a PFIC during 2003. Further, as a result of a combination of decreases in our passive assets and increases in the market price of our traded debt, we think we could not have become a PFIC in 2004.

Whether or not we have been or will be a PFIC is a factual determination that must be made separately for each calendar year, and we cannot guarantee that the IRS will agree with our methodology for ascertaining PFIC status or with our ultimate determination. In addition, the calculation to determine whether we are classified as a PFIC for the calendar year cannot be made until after the close of the year, when the financial information for the year ended December 31 has been finalized. Also, we cannot provide any assurance that the applicable tax law or other relevant circumstances will not change in a manner which affects our PFIC status determinations, and such changes could be retroactively effective.

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

If we become a PFIC during your holding period in our Ordinary Shares, ADSs, warrants, or convertible notes, then under the default tax regime you would be required to continue to treat us as a PFIC even if in a later tax year we no longer met the asset or income test that originally made us a PFIC. To terminate the effect of the default tax regime if we cease to be a PFIC, it would be necessary for you to elect to recognize gain as of the last day of the last year in which we were still a PFIC.

Through statute and proposed regulations, "disposition" with respect to stock of a PFIC has been defined under the default tax regime to include transactions that are normally not income or gain recognition events for U.S. federal income tax purposes. One rule is that a pledge of your Ordinary Shares or ADSs as collateral for a loan is considered a disposition for the amount of the loan. The rules and exceptions to these PFIC rules are complex, and you would have to consult your tax advisor as to whether you have effected a taxable deemed disposition of our Ordinary Shares or ADSs if we are or become a PFIC and you do not make either election discussed below.

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

Mark to Market Election. An alternative to the QEF election discussed above is an election to recognize gain and, under limited circumstances, loss as if you had disposed of your Ordinary Shares or ADSs on the last day of each taxable year. You can make this election only if our Ordinary Shares and ADSs are considered marketable stock, which is stock regularly traded on a national securities exchange in the United States or in any other exchange which has rules and standards to prevent manipulation of stock prices so that the quoted prices for our Ordinary Shares or ADSs represent a legitimate and sound fair market value. We believe that our Ordinary Shares and ADSs regularly trade on such markets so that they would constitute marketable stock, although we cannot guarantee that the IRS will agree with our determination.

Under the mark to market election, you would compare the value of your Ordinary Shares or ADSs at the end of your tax year to your adjusted tax basis in the Ordinary Shares or ADSs. If the fair market value exceeds basis, you must include the excess as ordinary income on your U.S. federal income tax return for that year, regardless of whether you received any distributions on or disposed of your Ordinary Shares or ADSs. In addition, if you actually sell or otherwise dispose of your stock during the year, any gain you realize is taxable as ordinary income. "Disposition" for this purpose might include a gift, a transfer by reason of death, or a pledge of the Ordinary Shares or ADSs, and you should consult your tax advisor about whether you have disposed of our Ordinary Shares or ADSs for this purpose. If your tax basis exceeds the value, then you can report that loss as an ordinary loss on your federal income tax return, but only to the extent of any cumulative mark to market gains (net of allowed mark to market losses) reported in prior tax years under this election. Your tax basis in your Ordinary Shares or ADSs is increased by the amount of gain you must report and reduced by losses allowed under this election. Special rules apply if you were to recognize gain or loss on Ordinary Shares or ADSs you own indirectly or if you became a U.S. holder in the year in which you make the election. Your gain or loss allowed would be sourced as U.S. or foreign source income as if you had actually sold your Ordinary Shares or ADSs. By electing to mark your Ordinary Shares or ADSs to market, you would avoid being taxed under the default tax regime for PFICs upon an actual disposition of the Ordinary Shares or ADSs or for any distributions received on them, except as discussed below.

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

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Please refer to that portion of Section B of Item 5 "Operating and Financial Review and Prospects" entitled "Liquidity and capital resources" for details of the liquidity, foreign currency, interest rate and concentration of credit risk.

Sensitivity Analysis
As a result of the procedures we have implemented to manage foreign currency exchange and interest rate risk as described above, a 10% change in the value of British Pounds relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately L53.7 million. A 10% change in interest rates across all maturities would lead to a corresponding change in our earnings of approximately L4.6 million based on the interest bearing assets and liabilities held during 2004.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Within the 90 days prior to the date of this report, our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 and 15d-14. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our officers and employees, including the Chief Executive Officer, the Chief Financial Officer and our principal accounting officer.

The Code of Business Conduct is available free of charge by writing to the Corporate Secretary, COLT Telecom Group plc, Beaufort House, 15 St. Botolph's Street, London, EC3A 7QN, England.

Item 16C. Principal Accountant Fees and Services

The remuneration paid to the auditors during the previous two fiscal years ending 31 December was:
                                                        2003              2004
                                                       L'000             L'000
                                                       -----             -----
Audit Fees                                               920               906
Audit-Related Fees                    (1)                 88               235
Tax Fees                              (2)                854               632
All Other Fees                        (3)                 40               189

(1) These are services that are outside the agreed scope of the statutory audit but are consistent with the role of auditor and include the statutory audits of our non-UK subsidiaries and services performed in connection with the preparation of this report.
(2) These are tax based services that the auditors are best placed to provide and include advice on tax return preparation, tax compliance and tax planning.
(3) These are services undertaken that do not fall into the categories above and which do not impair the independence of the auditor and include advice on our Total Cost of Ownership Project.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended 31 December 2004 we had the requisite authority of our shareholders to purchase up to 150 million of our Ordinary Shares but the Board did not exercise this authority.

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

Item 18. Financial Statements

The Financial Statements described below are set forth on pages F-1 through F-51 of this report and are incorporated herein by reference.

Index to Financial Statements                                                       Page
-----------------------------                                                       ----
Report of Independent Accountants                                                    F-1
Group Profit and Loss Account                                                        F-2
Group Statement of Total Recognized Gains and Losses                                 F-3
Group Reconciliation of Changes in Equity Shareholders' Funds                        F-3
Group Balance Sheet                                                                  F-4
Group Cash Flow Statement                                                            F-5
Note 1      Basis of Presentation and Principal Accounting Policies                  F-6
Note 2      Segmental Analysis                                                       F-8
Note 3      Loss on Ordinary Activities Before Taxation                             F-13
Note 4      Directors' Emoluments                                                   F-13
Note 5      Employee Information                                                    F-14
Note 6      Interest Payable and Similar Charges                                    F-15
Note 7      Exceptional Items                                                       F-15
Note 8      Taxation                                                                F-16
Note 9      Loss per Share                                                          F-17
Note 10     Intangible Fixed Assets                                                 F-18
Note 11     Tangible Fixed Assets                                                   F-19
Note 12     Debtors - Amounts falling due within one year                           F-20
Note 13     Capital and Reserves                                                    F-21
Note 14     Creditors - Amounts falling due within one year                         F-25
Note 15     Creditors - Amounts falling due after more than one year                F-26
Note 16     Provisions for liabilities and charges                                  F-29
Note 17     Cash Flow Reconciliations                                               F-29
Note 18     Analysis of Net Debt                                                    F-30
Note 19     Capital Commitments                                                     F-31
Note 20     Financial Commitments                                                   F-31
Note 21     Financial Instruments                                                   F-32
Note 22     Pension Arrangements                                                    F-35
Note 23     Transactions with Related Entities                                      F-35
Note 24     Post Balance Sheet Events                                               F-35
Note 25     Company Balance Sheet                                                   F-36
Note 26     Summary of differences between U.K. Generally Accepted
            Accounting Principles ("GAAP") and U.S. GAAP                            F-40
Note 27     Subsidiary Undertakings                                                 F-47
2004 Quarterly Group Financial Results (Unaudited)                                  F-48
2004 Operating Statistics (Unaudited)                                               F-49
Five Year Summary                                                                   F-51

Financial Statements Schedules
Schedule II - Valuation and Qualifying Accounts

        L'000                                             Balance at
                                                        beginning of     Charged to costs                           Balance at end
        Description                                           period         and expenses           Deduction*           of period
        -----------                                           ------         ------------           ----------           ---------
        Allowance for doubtful debts
        2004                                                  45,386                7,418             (16,180)              36,624
        2003                                                  43,883                7,052              (5,549)              45,386
        2002                                                  22,884               22,464              (1,465)              43,883

        Deferred tax valuation allowance
        2004                                                 497,643               23,695                    -             521,338
        2003                                                 373,599              124,044                    -             497,643
        2002                                                 206,528              167,071                    -             373,599

          * Amounts written off as uncollectable, net of recoveries

Item 19. Exhibits

Exhibit
Number   Exhibit
------   -------
1.1 Memorandum of Association (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1996.)
1.2 Articles of Association, as amended (Incorporated by reference to the Company's Annual report on Form 20-F for the year ended December 31,
         2002)
2.1 Indenture, dated November 26, 1997, relating to the L50,000,000 10 1/8% Senior Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1997.)
2.2 Indenture, dated November 26, 1997, relating to the DM150,000,000 8 7/8% Senior Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1997.)
2.3 Indenture, dated July 28, 1998, relating to the DM600,000,000 7.625% Senior Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.4 Indenture, dated August 6, 1998, relating to the DM600,000,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Exhibits to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.5 Indenture, dated March 29, 2003, relating to the (euro)295,000,000 Senior Convertible Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.6 Indenture, dated December 16, 1999, relating to the (euro)368,000,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.)
2.7 Indenture, dated December 16, 1999, relating to the (euro)320,000,000 7.625% Senior Notes including the Form of Note (Incorporated by reference to the Company's Registration Statement on Form F-4 filed April 26, 2000.)
2.8 Indenture, dated April 3, 1999, relating to the (euro)402,500,000 2% Senior Convertible Notes including the Form of Note (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.)

Exhibit
Number   Exhibit
------   -------
2.9 Deposit Agreement, dated November 26, 1997, relating to the L50,000,000 10 1/8% Senior Notes and the DM150,000,000 8 7/8% Senior Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1997.)
2.10 Deposit Agreement, dated December 17, 1996, including Form of American Depository Receipt (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1996.)
2.11 Deposit Agreement, dated July 28, 1998, relating to the DM600,000,000 7.625% Senior Notes and DM600,000,000 2% Senior Convertible Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.12     Deposit Agreement, dated March 29, 2003, relating to the
         (euro)295,000,000 Senior Convertible Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.)
2.13     Deposit Agreement, dated December 16, 1999, relating to the
         (euro)368,000,000 2% Senior Convertible Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.)
2.14     Deposit Agreement, dated December 16, 1999, relating to the
         (euro)320,000,000 7.625% Senior Notes (Incorporated by reference to the Company's Registration Statement on Form F-4 filed April 26, 2000.)
2.15     Deposit Agreement, dated April 3, 2000, relating to the
         (euro)402,500,000 2% Senior Convertible Notes (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.)
4.1 Registration Rights Agreement, dated as of December 12, 2001, by and among COLT Telecom Group plc and the Investors named therein (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.)
4.2 The COLT Performance Share Plan* (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002.)
4.3 The COLT Deferred Bonus Plan* (Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002.)
8.1      List of Subsidiaries (Filed herewith.)
11.1 Code of Business Ethics (Incorporated by reference to the Company's Annual report on Form 20-F for the year ended December 31, 2003)
12.1 Certification Required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
12.2 Certification Required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Furnished herewith.)
13.1 Certification required by 18 U.S.C. Sec. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) (Furnished herewith.)
15.1     Consent of PricewaterhouseCoopers LLP (Filed herewith.)

* Compensatory plan or arrangement applicable to management and/or employees.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

COLT Telecom Group plc
(Registrant)





By: /s/ Caroline Griffin Pain
Caroline Griffin Pain
Company Secretary

Dated: 20 April 2005

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of COLT Telecom Group plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated cash flow statements, statements of total recognised gains and losses and consolidated reconciliations of changes in equity shareholders' funds present fairly, in all material respects, the financial position of COLT Telecom Group plc and its subsidiaries at 31 December, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 December, 2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1, Basis of presentation and principal accounting policies, to the consolidated financial statements the Company changed its method of accounting for employee share ownership trusts, in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 31 December, 2003 and for the years then ended.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 26, Summary of differences between UK and US generally accepted accounting principles, to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

London, England
23 February, 2005



                                                                              F1

Group profit and loss account



                                                                  Year ended 31 December
                            --------------------------------------------------------------------------------------------------------
                                2002      2002        2002      2003     2003      2003        2004     2004        2004        2004
                              Before                 After    Before              After      Before                After       After
                              Excep-    Excep-      Excep-    Excep-   Excep-    Excep-      Excep-   Excep-      Excep-      Excep-
                              tional    tional      tional    tional   tional    tional      tional   tional      tional      tional
                               Items     Items       Items     Items    Items     Items       Items    Items       Items       Items
                     Notes     L'000     L'000       L'000     L'000    L'000     L'000       L'000    L'000       L'000       $'000
                    ------- --------  --------    --------  -------- --------  --------    -------- --------    --------    --------
Turnover               2   1,027,258        --   1,027,258 1,166,318       -- 1,166,318   1,214,020       --   1,214,020   2,326,062

Cost of sales
Interconnect and
  network                  (713,615)  (18,320)   (731,935) (766,942)       -- (766,942)   (813,728)       --   (813,728) (1,559,102)
Network depreciation       (212,009) (508,000)   (720,009) (204,417)       -- (204,417)   (191,969)       --   (191,969)   (367,813)
                            --------  --------    --------  -------- --------  --------    -------- --------    --------    --------
                           (925,624) (526,320) (1,451,944) (971,359)       -- (971,359) (1,005,697)       -- (1,005,697) (1,926,915)
                            --------  --------    --------  -------- --------  --------    -------- --------    --------    --------
Gross profit (loss)          101,634 (526,320)   (424,686)   194,959       --   194,959     208,323       --     208,323    399,147

Operating expenses
Selling, general and
  administrative           (242,095)  (18,934)   (261,029) (235,928)    2,453 (233,475)   (246,633)       --   (246,633)   (472,549)
Other depreciation
  and amortisation          (49,879)  (43,000)    (92,879)  (38,531)       --  (38,531)    (30,519)       --    (30,519)    (58,474)
                            --------  --------    --------  -------- --------  --------    -------- --------    --------    --------
                           (291,974)  (61,934)   (353,908) (274,459)    2,453 (272,006)   (277,152)       --   (277,152)   (531,023)
                            --------  --------    --------  -------- --------  --------    -------- --------    --------    --------
Operating loss             (190,340) (588,254)   (778,594)  (79,500)    2,453  (77,047)    (68,829)       --    (68,829)   (131,876)
Other income (expense)
Interest receivable           38,108        --      38,108    26,718       --    26,718      21,001       --      21,001     40,238
Gain on redemption of
  debt                 7          --   101,668     101,668        --    7,589     7,589          --      205         205        393
Amounts written off
  investment in own
  shares               7          --     (409)       (409)        --       --        --          --       --          --          --

Interest payable and
  similar  charges     6    (96,300)        --    (96,300)  (88,295)       --  (88,295)    (66,812)       --    (66,812)   (128,012)
Exchange gain                 12,401     4,844      17,245     6,388       --     6,388           4       --           4          8
                            --------  --------    --------  -------- --------  --------    -------- --------    --------    --------
                            (45,791)   106,103      60,312  (55,189)    7,589  (47,600)    (45,807)      205    (45,602)    (87,373)
                            --------  --------    --------  -------- --------  --------    -------- --------    --------    --------
Loss on ordinary
  activities before
  taxation             3   (236,131) (482,151)   (718,282) (134,689)   10,042 (124,647)   (114,636)      205   (114,431)   (219,249)
Taxation               8          --        --          --        --       --        --          --       --          --          --
                            --------  --------    --------  -------- --------  --------    -------- --------    --------    --------
Loss for period            (236,131) (482,151)   (718,282) (134,689)   10,042 (124,647)   (114,636)      205   (114,431)   (219,249)
                            ========  ========    ========  ======== ========  ========    ======== ========    ========    ========
Basic and diluted
  loss per share       9     L(0.16)   L(0.32)     L(0.48)   L(0.09)    L0.01   L(0.08)     L(0.08)    L0.00     L(0.08)     $(0.15)
                            ========  ========    ========  ======== ========  ========    ======== ========    ========    ========

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above and their historical cost equivalents.

All of the Group's activities are continuing.

Details of exceptional items are provided in note 7.




                                                                              F2

Group statement of total recognised
gains and losses




                                                                                          Year ended 31 December
                                                                        ---------------------------------------------------------
                                                                        2002             2003             2004           2004
                                                                        L'000            L'000            L'000          $'000
                                                                        --------         --------         --------       --------
Loss for period                                                         (718,282)        (124,647)        (114,431)      (219,249)
Exchange differences                                                    49,030           31,002           (798)          (1,529)
                                                                        --------         --------         --------       --------
Total recognised losses                                                 (669,252)        (93,645)         (115,229)      (220,778)
Prior year adjustment in respect of the adoption of UITF 38 (note 1)    --               --               910            1,744
                                                                        --------         --------         --------       --------
Total recognised losses since previously reported                       (669,252)        (93,645)         (114,319)      (219,034)
                                                                        ========         ========         ========       ========








Group reconciliation of changes in equity shareholders' funds



                                                                                                     Year ended 31 December
                                                                                          ---------------------------------------
                                                                                          2003              2004         2004
                                                                                          L'000            L'000         $'000
                                                                                          --------       --------        --------
Opening equity shareholders' funds as previously reported                                  955,010        862,698         1,652,929
Prior year adjustment in respect of the adoption of UITF 38 (note 1)                       (206)          --              --
                                                                                          --------       --------        --------
Opening equity shareholders' funds as restated                                             954,804        862,698         1,652,929
Loss for period                                                                            (124,647)      (114,431)       (219,249)
Issue of share capital (note 13)                                                           1,767          570             1,092
Shares to be issued (note 13)                                                              (239)          --              --
Grant of shares from Group Quest (note 13)                                                 11             55              105
Exchange differences                                                                       31,002         (798)           (1,529)
                                                                                          --------       --------        --------
Closing equity shareholders' funds                                                         862,698        748,094         1,433,348
                                                                                          ========       ========        ========


                                                                              F3

Group balance sheet


                                                                                                      At 31 December
                                                                                   ----------------------------------------------
                                                                                  Restated*
                                                                                       2003               2004           2004
                                                             Notes                    L'000              L'000           $'000
                                                           --------                --------           --------           --------
Fixed assets
   Intangible fixed assets                                    10                      9,493              7,317           14,019
   Tangible fixed assets                                      11                  1,344,285          1,253,502           2,401,710
                                                                                   --------           --------           --------
Total fixed assets                                                                1,353,778          1,260,819           2,415,729

Current assets
   Trade debtors                                              12                    199,849            199,074           381,426
   Prepaid expenses and other debtors                         12                     66,834             48,078           92,117
   Investments in liquid resources                            18                    742,143            393,312           753,586
   Cash at bank and in hand                                   18                     60,239             59,404           113,818
                                                                                   --------           --------           --------
Total current assets                                                              1,069,065            699,868           1,340,947
                                                                                   --------           --------           --------
Total assets                                                                      2,422,843          1,960,687           3,756,676
                                                                                   ========           ========           ========

Capital and reserves                                          13
   Called up share capital                                                           37,754             37,778           72,383
   Share premium                                                                  2,315,904          2,316,665           4,438,730
   Merger reserve                                                                    27,359             27,359           52,420
   Shares to be issued                                                                  215                 --           --
   Profit and loss account                                                       (1,518,534)        (1,633,708)          (3,130,185)
                                                                                   --------           --------           --------
Equity shareholders' funds                                                          862,698            748,094           1,433,348


Provisions for liabilities and charges                        16                     62,860             48,708           93,325

Creditors
   Amounts falling due within one year:
   Non-convertible debt                                       18                         --             81,692           156,522
   Other                                                      14                    352,736            336,508           644,749
                                                                                   --------           --------           --------
   Total amounts falling due within one year                                        352,736            418,200           801,271
                                                                                   --------           --------           --------
   Amounts falling due after more than one year:              15
   Convertible debt                                                                 700,131            382,320           732,525
   Non-convertible debt                                                             444,418            363,365           696,207
                                                                                   --------           --------           --------
   Total amounts falling due after more than one year                             1,144,549            745,685           1,428,732
                                                                                   --------           --------           --------
Total creditors                                                                   1,497,285          1,163,885           2,230,003
                                                                                   --------           --------           --------
Total liabilities, capital and reserves                                           2,422,843          1,960,687           3,756,676
                                                                                   ========           ========           ========

* Restated as a result of the adoption of UITF 38 "Accounting for ESOP trusts" as disclosed in note 1

Approved by the Board of Directors on 23 February 2005 and signed on its behalf by:

Antony Bates, Chief Administrative and Financial Officer

                                                                              F4

Group cash flow statement


                                                                                               Year ended 31 December
                                                                                   ------------------------------------------------
                                                                                   2002         2003          2004         2004
                                                                      Notes        L'000        L'000         L'000        $'000
                                                                    --------       --------     --------      --------     --------
Net cash inflow from operating activities                              17          139,279      147,866       140,638      269,463

Returns on investments and servicing of finance
   Interest received                                                               39,227       26,526        20,530       39,335
   Interest paid, finance costs and similar charges                                (71,268)     (63,849)      (45,965)     (88,069)
   Cancellation of forward foreign currency contracts                              4,844        --            --           --
                                                                                   --------     --------      --------     --------
Net cash outflow from returns on investments
and servicing of finance                                                           (27,197)     (37,323)      (25,435)     (48,734)
Capital expenditure and financial investment
   Purchase of tangible fixed assets                                               (412,115)    (140,973)     (129,417)    (247,963)
   Sale of fixed assets                                                            --           --            4,721        9,045
                                                                                   --------     --------      --------     --------
Net cash outflow from capital expenditure and financial investment                 (412,115)    (140,973)     (124,696)    (238,918)

Acquisitions and disposals
    Sale of subsidiary undertakings                                                --           912           --           --
    Net cash sold with subsidiary undertakings                                     --           (2,944)       --           --
                                                                                   --------     --------      --------     --------
Net cash outflow from acquisitions and disposals                                   --           (2,032)       --           --

Management of liquid resources                                         18          400,390      187,765       343,297      657,756

Financing
   Issue of ordinary shares                                            13          110          1,630         570          1,092
   Purchase of convertible debt                                        18          (55,573)     (9,606)       (333,659)    (639,291)
   Purchase of non-convertible debt                                    18          (41,704)     (134,869)     (1,635)      (3,133)
                                                                                   --------     --------      --------     --------
Net cash outflow from financing                                                    (97,167)     (142,845)     (334,724)    (641,332)
                                                                                   --------     --------      --------     --------
Increase (decrease) in cash                                            18          3,190        12,458        (920)        (1,765)
                                                                                   ========     ========      ========     ========

                                                                              F5

1. Basis of presentation and principal accounting policies



COLT Telecom Group plc ("COLT" or the "Company") together with its subsidiaries is referred to as the "Group". The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to 31 December 2004.

Accounting policies

The accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2003 except for the adoption of UITF 38 "Accounting for ESOP trusts". Applying the UITF has resulted in the cost of own shares, previously reported as a fixed asset investment, being shown as a deduction from shareholders' funds. A prior year adjustment has been made to reflect this change. The aggregate impact of this adjustment on the previously reported Balance Sheet as at 31 December 2002 and 2003 is to reduce Equity Shareholders' funds by L0.2 million. In addition, L0.9 million has been included in the Statement of Total Recognised Gains and Losses being the amount charged to the Profit and Loss Account in prior years to write-down the carrying value of these shares. The adoption of UITF 38 has had no impact on the Profit and Loss Account in either 2003 or 2004.

As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the Directors have adapted the prescribed profit and loss format in a manner appropriate to the nature of the Group's business.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2004 and for the year then ended at the rate of $1.916 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

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

Contracted income invoiced in advance for fixed periods is recognised as turnover in the period of actual service provision. Turnover from installation and other up-front set-up activities is recognised in the same period as the related costs.

Turnover attributable to infrastructure sales in the form of indefeasible rights-of-use ("IRUs") with characteristics which qualify the transaction as an outright sale, or transfer of title agreements, are recognised at the time of delivery and acceptance by the customer. Proceeds from the sale of infrastructure qualify as turnover where the infrastructure was designated as built for resale at the outset and where the associated costs of construction have been classified as inventory for future sale. Where the infrastructure was not designated for resale and was classified as tangible fixed assets, the proceeds from these infrastructure sales are recorded net of costs as a gain or loss on the disposal of a fixed asset.

Charges to customers for services provided through the Group network where the Group is deemed to be acting as agent are reported net of service providers' charges to the Group.

Cost of sales

Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

Operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Goodwill

Goodwill arises on the purchase of subsidiary undertakings and represents the excess of the fair value of purchase consideration over the fair value of assets acquired. Goodwill arising on all acquisitions prior to 1 January 1998 was written off against reserves. Goodwill arising on all acquisitions since 1 January 1998 is capitalised in the year in which it arises and is amortised through the profit and loss account on a straight line basis over its useful economic life. Goodwill arising on the acquisition of ImagiNet is being amortised over 10 years (see note 10).

Tangible fixed assets

Tangible fixed assets are recorded at historical cost. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour which is directly attributable to the cost of construction.

Depreciation is calculated to write off the cost, less estimated residual values, of tangible fixed assets on a straight-line basis over their expected economic lives as follows:

    Network infrastructure and equipment                                 5% - 20% per annum
    Office computers, equipment, fixtures and fittings and vehicles      10% - 33% per annum

Depreciation of network infrastructure and equipment commences from the date it becomes operational.

Impairment

                                                                              F6

Tangible and intangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount (being the higher of its value in use and net realisable value).

Investments

The Company's investments in subsidiaries are stated at cost less provision for impairment.

Licences

Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation

Deferred tax is provided on all timing differences which result in an obligation at the balance sheet date, to pay more tax, or a right to pay less tax, at a future date, at rates that are expected to apply when the obligation crystallises, based on current tax rates and laws enacted or substantially enacted at the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets and liabilities are recognised to the extent that it is regarded as more likely than not that they will be recovered in the foreseeable future. Deferred tax is measured on a non-discounted basis.

Property provisions

The Group provides for obligations relating to excess leased space in offices and ISCs. The provisions represent the net present value of the future estimated costs and the unwinding of the discount is included within the interest charge for the year.

Finance costs

Costs incurred raising debt finance are deducted from the amount raised and amortised over the life of the debt facility on a constant yield basis. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

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

Liquid resources

Liquid resources include surplus cash which is placed on short-term deposit which is disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2004 and 31 December 2003, all of the Group's liquid resources comprised short-term money market deposits.

                                                                              F7

2. Segmental analysis

Factors used to identify reporting segments

The Group operates in a single business segment, telecommunications, and in geographical areas as shown below. Country activities and local business are managed by local management teams. These local management teams are co-ordinated across the Group through a regional and functional organisational structure. During the year, the Directors considered the Group's reportable segments to be North, South and Central. North Region comprised Belgium, Denmark, Ireland, The Netherlands, Sweden and the U.K. The Central Region comprised Austria, Germany and Switzerland. The South Region comprised France, Italy, Portugal and Spain. These reportable segments are expected to change during 2005 as a result of the reorganisation which was announced in late 2004.

Products and services within each reportable segment

Turnover from the single business segment is attributed within geographical areas and is classified as Switched, Non-switched, and Other. Turnover by destination is not materially different from turnover by origin. Switched turnover comprises services including the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network and bandwidth services. Turnover has also been classified by customer type with wholesale turnover comprising services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover comprises services to corporates and governments. Measurement of segment performance

Accounting policies adopted by the single business segment and for each geographical area are described in note 1. Management evaluates performance based upon profit or loss on ordinary activities before taxation and exceptional items.

Segmental analysis for the year ended 31 December 2004:

                                              North          Central        South          Corporate &
                                              Region         Region         Region         eliminations           Total
                                                                                                          -----------------------
Turnover                                      L'000          L'000          L'000          L'000          L'000          $'000
                                              --------       --------       --------       --------       --------       --------
   Carrier                                    102,677        179,242        67,307         (85,135)       264,091        505,998
   Non-carrier                                134,377        244,040        104,595        --             483,012        925,451
                                              --------       --------       --------       --------       --------       -------
   Total switched                             237,054        423,282        171,902        (85,135)       747,103        1,431,449
   Non-switched                               181,177        184,116        142,547        (43,999)       463,841        888,719
   Other                                      457            1,647          972            --             3,076          5,894
   Inter region turnover                      (45,250)       (54,868)       (29,016)       129,134        --             --
                                              --------       --------       --------       --------       --------       --------
                                              373,438        554,177        286,405        --             1,214,020      2,326,062
                                              ========       ========       ========       ========       ========       ========
Depreciation and amortisation                 59,168         73,618         47,190         42,512         222,488        426,287
                                              ========       ========       ========       ========       ========       ========
Net interest (payable) receivable             (60,487)       (44,927)       (24,713)       84,316         (45,811)       (87,774)
                                              ========       ========       ========       ========       ========       ========
Profit (loss) on ordinary activities before
   taxation and exceptional items             (83,646)       (34,308)       (22,210)       25,528         (114,636)      (219,643)
                                              ========       ========       ========       ========       ========       ========
Profit (loss) on ordinary activities before
   taxation and after exceptional items       (83,646)       (34,308)       (22,210)       25,733         (114,431)      (219,249)
                                              ========       ========       ========       ========       ========       ========
Expenditure on fixed assets                   42,778         38,630         36,163         15,564         133,135        255,087
                                              ========       ========       ========       ========       ========       ========
Tangible fixed assets                         334,312        517,565        388,848        12,777         1,253,502      2,401,710
                                              ========       ========       ========       ========       ========       ========
Total assets                                  424,641        630,368        486,458        419,220        1,960,687      3,756,676
                                              ========       ========       ========       ========       ========       ========
Equity shareholders' funds                    299,200        495,250        374,500        (420,856)      748,094        1,433,348
                                              ========       ========       ========       ========       ========       ========

                                                                              F8

Segmental analysis for the year ended 31 December 2003:

                                              North          Central        South          Corporate &
                                              Region         Region         Region         eliminations           Total
                                                                                                          -----------------------
Turnover                                      L'000          L'000          L'000          L'000          L'000          $'000
                                              --------       --------       --------       --------       --------       --------
   Carrier                                    96,473         146,500        69,134         (73,194)       238,913        457,757
   Non-carrier                                138,431        214,092        111,202        --             463,725        888,497
                                              --------       --------       --------       --------       --------       --------
   Total switched                             234,904        360,592        180,336        (73,194)       702,638        1,346,254
   Non-switched                               182,526        173,935        144,978        (39,035)       462,404        885,966
   Other                                      82             742            584            (132)          1,276          2,445
   Inter region turnover                      (44,910)       (40,866)       (26,585)       112,361        --             --
                                              --------       --------       --------       --------       --------       --------
                                              372,602        494,403        299,313        --             1,166,318      2,234,665
                                              ========       ========       ========       ========       ========       ========
Depreciation and amortisation                 63,020         86,308         53,679         39,941         242,948        465,488
                                              ========       ========       ========       ========       ========       ========
Net interest (payable) receivable             (43,263)       (48,470)       (38,731)       68,887         (61,577)       (117,982)
                                              ========       ========       ========       ========       ========       ========
Profit (loss) on ordinary activities before
   taxation and exceptional items             (60,187)       (52,472)       (35,473)       13,443         (134,689)      (258,064)
                                              ========       ========       ========       ========       ========       ========
Profit (loss) on ordinary activities before
   taxation and after exceptional items       (43,738)       45,963         (35,456)       (91,416)       (124,647)      (238,823)
                                              ========       ========       ========       ========       ========       ========
Expenditure on fixed assets                   41,182         43,325         37,392         6,173          128,072        245,386
                                              ========       ========       ========       ========       ========       ========
Tangible fixed assets                         359,749        564,994        408,349        11,193         1,344,285      2,575,650
                                              ========       ========       ========       ========       ========       ========
Total assets                                  458,642        674,196        523,144        766,861        2,422,843      4,642,167
                                              --------       --------       --------       --------       --------       -------
                                              --------       --------       --------       --------       --------       --------
Equity shareholders' funds                    332,810        535,454        404,917        (410,483)      862,698        1,652,929
                                              ========       ========       ========       ========       ========       ========


Segmental analysis for the year ended 31 December 2002:

                                              North          Central        South          Corporate &
                                              Region         Region         Region         eliminations          Total
                                                                                                          -----------------------
Turnover                                      L'000          L'000          L'000          L'000          L'000          $'000
                                              --------       --------       --------       --------       --------       --------
   Carrier                                    86,198         127,761        60,567         (63,971)       210,555        403,423
   Non-carrier                                126,827        181,697        104,304        --             412,828        790,978
                                              --------       --------       --------       --------       --------       --------
   Total switched                             213,025        309,458        164,871        (63,971)       623,383        1,194,401
   Non-switched                               155,963        151,317        123,427        (28,654)       402,053        770,334
   Other                                      65             1,330          485            (58)           1,822          3,490
   Inter region turnover                      (37,543)       (32,300)       (22,840)       92,683         --             --
                                              --------       --------       --------       --------       --------       --------
                                              331,510        429,805        265,943        --             1,027,258      1,968,225
                                              ========       ========       ========       ========       ========       ========
Depreciation and amortisation
   (including impairment charges)             (279,368)      (190,889)      (216,871)      (125,760)      (812,888)      (1,557,493)
                                              ========       ========       ========       ========       ========       ========
Net interest (payable) receivable             (34,286)       (48,718)       (45,469)       70,281         (58,192)       (111,496)
                                              ========       ========       ========       ========       ========       ========
Profit (loss) on ordinary activities before
   taxation and exceptional items             (38,614)       (22,791)       (66,910)       (107,816)      (236,131)      (452,427)
                                              ========       ========       ========       ========       ========       ========
Profit (loss) on ordinary activities before
   taxation and after exceptional items       (296,599)      (146,407)      (242,243)      (33,033)       (718,282)      (1,376,229)
                                              ========       ========       ========       ========       ========       ========
 Expenditure on fixed assets                  93,341         90,327         127,064        3,636          314,368        602,329
                                              ========       ========       ========       ========       ========       ========
 Tangible fixed assets                        384,222        580,701        400,368        13,518         1,378,809      2,641,798
                                              ========       ========       ========       ========       ========       ========
 Total assets                                 476,751        679,445        524,512        908,016        2,588,724      4,959,996
                                              ========       ========       ========       ========       ========       ========
 Equity shareholders' funds                   333,636        550,913        401,526        (331,271)      954,804        1,829,404
                                              ========       ========       ========       ========       ========       ========

Segmental analysis by customer type for the year ended 31 December 2004:

                                              Corporate      Wholesale              Total
                                                                            -----------------------
                                              L'000          L'000          L'000          $'000
                                              --------       --------       --------       --------
   Carrier                                    --             264,091        264,091        505,998
   Non-carrier                                336,064        146,948        483,012        925,451
                                              --------       --------       --------       --------
   Total switched                             336,064        411,039        747,103        1,431,449
   Non-switched                               359,314        104,527        463,841        888,719
   Other                                      2,963          113            3,076          5,894
                                              --------       --------       --------       --------
Total                                         698,341        515,679        1,214,020      2,326,062
                                              ========       ========       ========       ========


Segmental analysis by customer type for the year ended 31 December 2003:

                                              Corporate      Wholesale              Total
                                                                            -----------------------
                                              L'000          L'000          L'000          $'000
                                              --------       --------       --------       --------
   Carrier                                    --             238,913        238,913        457,757
   Non-carrier                                336,980        126,745        463,725        888,497
                                              --------       --------       --------       --------
   Total switched                             336,980        365,658        702,638        1,346,254
   Non-switched                               354,794        107,610        462,404        885,966
   Other                                      909            367            1,276          2,445
                                              --------       --------       --------       --------
Total                                         692,683        473,635        1,166,318      2,234,665
                                              ========       ========       ========       ========






Segmental analysis by customer type for the year ended 31 December 2002:

                                              Corporate      Wholesale              Total
                                                                            -----------------------
                                              L'000          L'000          L'000          $'000
                                              --------       --------       --------       --------
   Carrier                                    --             210,555        210,555        403,423
   Non-carrier                                294,757        118,071        412,828        790,978
                                              --------       --------       --------       --------
   Total switched                             294,757        328,626        623,383        1,194,401
   Non-switched                               288,962        113,091        402,053        770,334
   Other                                      1,040          782            1,822          3,490
                                              --------       --------       --------       --------
Total                                         584,759        442,499        1,027,258      1,968,225
                                              ========       ========       ========       ========

                                                                              F9

3. Loss on ordinary activities before taxation


Loss on ordinary activities before taxation is stated after charging:

                                                                                             Year ended 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Employee costs (note 5)                                                         205,805       224,085       208,496      399,478
Depreciation of tangible fixed assets                                           259,109       240,832       220,461      422,403
Impairment of tangible fixed assets                                             541,474       --            --           --
Amortisation of intangible fixed assets                                         12,305        2,116         2,027        3,884
Operating lease rentals          - property                                     25,716        27,688        29,679       56,864
                                 - other                                        59,406        68,164        73,045       139,954
Remuneration of auditors
   Statutory audit (Company L0.1 million (2003 and 2002: L0.1 million))         878           920           906          1,736
   Non-statutory assurance services                                             123           88            235          451
   Taxation services             - compliance                                   108           194           176          337
                                 - advisory                                     368           660           456          874
   Other services                                                               537           40            189          362

Other services in 2002 included fees of L520,000 in relation to Highberry Limited's (a hedge fund) unsuccessful petition to appoint an administrator.


4. Directors' emoluments


Aggregate emoluments for Directors of COLT in the year were:

                                                                                             Year ended 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Salaries, fees and bonuses                                                      1,343         1,049         1,493        2,861
Long term incentive plan                                                        38            --            --           --
Other benefits                                                                  84            351           315          604
                                                                                --------      --------      --------     --------
Aggregate emoluments                                                            1,465         1,400         1,808        3,465
Pension contributions                                                           100           36            71           136
                                                                                --------      --------      --------     --------
                                                                                1,565         1,436         1,879        3,601
                                                                                ========      ========      ========     ========
Loss of office                                                                  915           --            --           --
                                                                                ========      ========      ========     ========

                                                                             F10

5. Employee information

The average monthly number of persons employed by the Group during the period was:

                                                                                                        Year ended 31 December
                                                                                               ----------------------------------
                                                                                                   2002         2003         2004
                                                                                               --------     --------     --------
By category:
   Operations and technology                                                                      2,820        2,561        2,392
   Sales and marketing                                                                            1,118        1,141          992
   Administration                                                                                 1,067          583          485
                                                                                               --------     --------     --------
                                                                                                  5,005        4,285        3,869
                                                                                               ========     ========     ========


                                                                                                 At 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Employee costs (for the above persons):
   Wages and salaries                                                           203,513       196,593       185,512      355,441
   Social security costs                                                        34,514        36,643        31,334       60,036
   Other pension costs                                                          12,477        11,087        9,666        18,520
                                                                                --------      --------      --------     --------
                                                                                250,504       244,323       226,512      433,997
Less: employee costs capitalised                                                (44,699)      (20,238)      (18,016)     (34,519)
                                                                                --------      --------      --------     --------
                                                                                205,805       224,085       208,496      399,478
                                                                                ========      ========      ========     ========

Capitalised employee costs are included in fixed asset additions within the appropriate asset category.


Long-Term Incentive Plan ("Incentive Plan")

COLT Inc. (a wholly owned subsidiary of FMR Corp.) established, effective 1 December 1995 , an Incentive Plan providing for the issuance, to key employees of the Group, of incentive deferred compensation in the form of interests in the appreciation in the value of the Company's ordinary shares over a specified base amount ("Incentive Units"). The Incentive Plan was not assumed by COLT in the Group's reorganisation prior to its initial public offering, and remains the obligation of COLT Inc. There have been no additional Incentive Units awarded under the Incentive Plan.


COLT Inc.'s obligations to employees holding Incentive Units have been satisfied by the creation of an irrevocable trust for the benefit of such holders, and the funding by COLT Inc. of the trust with ordinary shares of COLT. As each holder becomes entitled to a payment, the trust sells ordinary shares and transfers an approximately equivalent amount of cash to such holder in retirement of such holder's units. Included in the table above are charges to the extent that the Group continues to be responsible for employer taxes related to Incentive Plan employee payments. For the year ended 31 December 2004 these charges were Lnil (2003: Lnil, 2002: L0.1 million).

                                                                             F11

6. Interest payable and similar charges

                                                                                             Year ended 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Interest and similar charges on senior convertible notes                        36,132        34,444        30,257       57,972
Accretion and similar charges on senior discount notes                          20,631        15,352        --           --
Interest and similar charges on senior notes                                    36,844        36,319        34,998       67,056
Charges payable in respect of bank facility                                     145           --            --           --
Other interest payable and similar charges                                      2,548         2,180         1,557        2,984
                                                                                --------      --------      --------     --------
                                                                                96,300        88,295        66,812       128,012
                                                                                ========      ========      ========     ========



7. Exceptional items



Gain on redemption of debt

During 2004, the Group redeemed some of its debt for a cash outlay of L335.3 million (2003: L144.5 million, 2002: L97.3 million) resulting in an exceptional gain of L0.2 million (2003: L7.6 million, 2002: L101.7 million).

Disposal of subsidiaries

In December 2003 the Group sold COLT eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet) for consideration of L0.9 million and L0.3 million respectively, which gave rise to a profit on disposal of L2.2 million on Fitec and L0.3 million on Sweden Internet. In the period to December 2003, Fitec's turnover was L9.2 million and its loss after tax was L3.3 million.


Severance

On 21 February 2002, the Group announced an operational effectiveness review programme to reduce staff levels by approximately 500. On 27 September 2002, the Group further announced a move to a pan-European organisational structure following the completion of the construction of its core network infrastructure enabling the reduction of employee numbers by up to a further 800. The operational exceptional charge of L18.3 million included in the total interconnect and network charges for the twelve months ended 31 December 2002 together with the operational exceptional charge of L18.9 million included in the selling, general and administration charges for the same period, represent the provisions in respect of the cost of these programmes.


Impairment

During 2002, the Group announced that given the downturn in the telecommunications industry and overall economic environment it was prudent to take further action to ensure that its asset base remained aligned with the realities of the market. As a result "Network depreciation" includes an exceptional charge of L508.0 million and "Other depreciation and amortisation" included an exceptional charge of L43.0 million, representing an impairment provision to write down the book value of fixed assets (including L9.5 million relating to intangible assets). These non-cash charges were computed in accordance with the requirements of FRS 11 "Impairment of fixed assets and goodwill".

Investment in own shares

In 2002 the Group recognised a charge of L0.4 million relating to the revaluation of shares held in the COLT Qualifying Share Ownership Trust for certain compensation plans as described in note 13.

Foreign exchange gain

In 2002 the Group realised an exceptional exchange gain of L4.8 million from the unwinding of forward foreign currency contracts previously held as a condition of its bank facility which the Group terminated in June 2002.

                                                                             F12

8. Taxation

There is no tax charge arising in the years ended 31 December 2002, 2003 and 2004 as the Group had no taxable profits.

Net tax losses carried forward amounted to:

                                                                                                 At 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'00
                                                                                --------      --------      --------     --------
North Region                                                                    369,544       457,894       444,261      851,204
Central Region                                                                  271,498       448,453       290,148      555,924
South Region                                                                    79,140        112,812       123,728      237,063
                                                                                --------      --------      --------     --------
                                                                                720,182       1,019,159     858,137      1,644,191
                                                                                ========      ========      ========     ========

These amounts are not time limited, but must be utilised in the country in which they arose. The losses carried forward remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the Group operates.

The tax losses in the Central region were reduced in 2004 as a result of a reorganisation of the Group's German operations. The reorganisation generated a profit of L196.0 million which utilised existing tax losses in Germany. However, the reorganisation increased, for German tax purposes, the value of assets that are depreciable and will generate future tax deductions of a similar amount. This is reflected in the potential deferred tax asset "capital allowances less depreciation" below.

No deferred tax asset has been recognised in the financial statements. The unprovided potential deferred tax asset is as follows:

                                                                                                 At 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Capital allowances less depreciation                                            (101,265)     (126,591)     (201,271)    (385,635)
Short-term timing differences                                                   (22,972)      (22,971)      (20,810)     (39,872)
                                                                                --------      --------      --------     --------
Potential deferred tax asset                                                    (124,237)     (149,562)     (222,081)    (425,507)
Add losses available                                                            (249,362)     (348,081)     (299,257)    (573,376)
                                                                                --------      --------      --------     --------
Total potential deferred tax asset after addition of losses                     (373,599)     (497,643)     (521,338)    (998,883)
                                                                                ========      ========      ========     ========

At the end of 2002 there was a further potential deferred tax asset of L4.4 million which related to timing differences on the accretion of the senior discount notes. These notes were redeemed in December 2003 and the tax losses have now crystallised.

                                                                             F13

9. Loss per share









Basic loss per share is based upon the loss after tax for each period and the weighted average ordinary shares in issue in the period. All potential ordinary shares issuable have an anti-dilutive effect on basic loss per share for each financial year presented and therefore these potential shares have been excluded in the calculation of diluted loss per share.

                                                                                                 At 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Loss for period                                                                 (718,282)     (124,647)     (114,431)    (219,249)
                                                                                ========      ========      ========     ========
Weighted average ordinary shares issued (`000)                                  (1,507,164)   1,507,771     1,510,853    1,510,853
                                                                                ========      ========      ========     ========
Basic and diluted loss per share                                                L(0.48)       L(0.08)       L(0.08)      $(0.15)
                                                                                ========      ========      ========     ========




                                                                             F14

10. Intangible fixed assets

                                                                                                            Total        Total
                                                                                                            L'000        $'000
                                                                                                            --------     --------
Cost
   At 1 January 2003                                                                                        30,689       58,800
   Disposal                                                                                                 (11,053)     (21,178)
   Exchange differences                                                                                     1,762        3,376
                                                                                                            --------     --------
   At 31 December 2003                                                                                      21,398       40,999
   Exchange differences                                                                                     (12)         (23)
                                                                                                            --------     --------
   At 31 December 2004                                                                                       21,386      40,976
                                                                                                            ========     ========


Accumulated amortisation
   At 1 January 2003                                                                                        20,050       38,416
   Charge for the year                                                                                      2,116        4,054
   Disposal                                                                                                 (11,053)     (21,178)
   Exchange differences                                                                                     792          1,517
                                                                                                            --------     --------
   At 31 December 2003                                                                                      11,905       22,810
   Charge for the year                                                                                      2,027        3,884
   Exchange differences                                                                                     137          263
                                                                                                            --------     --------
   At 31 December 2004                                                                                      14,069       26,957
                                                                                                            ========     ========

Net book value

 At 1 January 2003                                                                                          10,639       20,384
                                                                                                            ========     ========
 At 31 December 2003                                                                                        9,493        18,189
                                                                                                            ========     ========
 At 31 December 2004                                                                                        7,317        14,019
                                                                                                            ========     ========

Intangible fixed assets as at 31 December 2004 comprise purchased goodwill arising on the acquisition of Planet SA and its subsidiary Imaginet SA (together "ImagiNet") on 15 July 1998. The goodwill is attributable to the market position and business development of ImagiNet at the date of acquisition and the amortisation term of 10 years reflects the period during which the Directors estimate the value of the underlying business will exceed the value of the underlying assets.

Goodwill has also arisen on the purchase of Fitec SA and its subsidiaries Apogee Communications SA and Asthea Ingenerie SARL (together "Fitec"). The total purchase price of Fitec was L11.3 million and included some deferred shares to be issued and deferred consideration to be paid over the 2 years ending 3 July 2003 subject to certain criteria being met. In July 2003 the final tranche of 182,228 deferred shares was issued. The issue of these ordinary shares represented a non-cash transaction. The Fitec goodwill was being amortised over 10 years up to September 2002, at which point the remaining goodwill was considered fully impaired. In December 2003 the Group sold its interest in Fitec, resulting in the disposal of the goodwill and accumulated amortisation of L11.1 million.

                                                                             F15

11. Tangible fixed assets

                                                                                              Computers,
                                                                               Network        equipment,
                                                                               infrastructure fixtures &
                                                                               and            fittings and
                                                                               equipment      vehicles
                                                                                                            Total        Total
                                                                               --------       --------      --------     --------
                                                                               L'000          L'000         L'000        $'000
                                                                               --------       --------      --------     --------
Cost
   At 1 January 2003                                                           2,433,880      261,619       2,695,499    5,164,575
   Additions                                                                   113,595        14,477        128,072      245,386
   Disposals                                                                   (39,998)       (11,286)      (51,284)     (98,260)
   Exchange differences                                                        149,412        12,804        162,216      310,806
                                                                               --------       --------      --------     --------
   At 31 December 2003                                                         2,656,889      277,614       2,934,503    5,622,507
   Additions                                                                   100,212        32,923        133,135      255,087
   Disposals                                                                   (13,602)       (15,601)      (29,203)     (55,953)
   Exchange differences                                                        12,833         463           13,296       25,476
                                                                               --------       --------      --------     --------
   At 31 December 2004                                                         2,756,332      295,399       3,051,731    5,847,117
                                                                               ========       ========      ========     ========

Accumulated depreciation
   At 1 January 2003                                                           1,143,455      173,235       1,316,690    2,522,778
   Charge for the year                                                         204,417        36,415        240,832      461,434
   Disposals                                                                   (39,447)       (9,674)       (49,121)     (94,116)
   Exchange differences                                                        71,774         10,043        81,817       156,761
                                                                               --------       --------      --------     --------
   At 31 December 2003                                                         1,380,199      210,019       1,590,218    3,046,857
   Charge for the year                                                         191,969        28,492        220,461      422,403
   Disposals                                                                   (8,731)        (15,339)      (24,070)     (46,117)
   Exchange differences                                                        11,087         533           11,620       22,264
                                                                               --------       --------      --------     --------
   At 31 December 2004                                                         1,574,524      223,705       1,798,229    3,445,407
                                                                               ========       ========      ========     ========

Net book value
   At 1 January 2003                                                           1,290,425      88,384        1,378,809    2,641,797
                                                                               --------       --------      --------     --------
   At 31 December 2003                                                         1,276,690      67,595        1,344,285    2,575,650
                                                                               --------       --------      --------     --------
   At 31 December 2004                                                         1,181,808      71,694        1,253,502    2,401,710
                                                                               ========       ========      ========     ========

Included in network infrastructure and equipment are payments on account and assets under construction of L32.1 million at 31 December 2004 (2003: L30.1 million, 2002: L39.6 million).

                                                                             F16

12. Debtors - amounts falling due within one year

Trade debtors:

                                                                                                          At 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Trade debtors                                                                                 245,235       235,698      451,598
Provision against doubtful debts                                                              (45,386)      (36,624)     (70,172)
                                                                                              --------      --------     --------
                                                                                              199,849       199,074      381,426
                                                                                              ========      ========     ========


Prepaid expenses and other debtors:

                                                                                                          At 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Other debtors                                                                                 34,468        14,785       28,328
Prepayments and accrued income                                                                13,493        18,724       35,875
VAT recoverable                                                                               18,873        14,569       27,914
                                                                                              --------      --------     --------
                                                                                              66,834        48,078       92,117
                                                                                              ========      ========     ========

                                                                             F17

13. Capital and reserves

                                                                                                       Restated
                                                                                          Shares       Profit          Total
                                      Ordinary     Share       Share        Merger        to be        and loss        shareholders'
                                      shares (i)   capital     premium      reserve (ii)  issued       reserve (iii)   funds
                                      No'000       L'000       L'000        L'000         L'000        L'000           L'000
                                      --------     --------    --------     --------      --------     --------        --------
 At 1 January 2003                    1,507,537    37,688      2,314,335    27,227        454          (1,424,900)     954,804
    Shares issued in the year         2,617        66          1,569        132           --           --              1,767
    Shares to be issued               --           --          --           --            (239)        --              (239)
    Loss for period                   --           --          --           --            --           (124,647)       (124,647)
    Exchange differences              --           --          --           --            --           31,002          31,002
    Grant of shares from Group Quest  --           --          --           --            --           11              11
                                      --------     --------    --------     --------      --------     --------        --------
 At 31 December 2003                  1,510,154    37,754      2,315,904    27,359        215          (1,518,534)     862,698
    Shares issued in the year         975          24          546          --            --           --              570
    Shares to be issued               --           --          215          --            (215)        --              --
    Loss for period                   --           --          --           --            --           (114,431)       (114,431)
    Exchange differences              --           --          --           --            --           (798)           (798)
    Grant of shares from Group Quest  --           --          --           --            --           55              55
                                      --------     --------    --------     --------      --------     --------        --------
 At 31 December 2004                  1,511,129    37,778      2,316,665    27,359        --           (1,633,708)     748,094
                                      ========     ========    ========     ========      ========     ========        ========
 At 31 December 2004 ($'000)                       72,383      4,438,730    52,420        --           (3,130,185)     1,433,348
                                                   ========    ========     ========      ========     ========        ========

(i)   Authorised share capital comprises 2,075,000,000 shares of 2.5p each.

(ii)  The Group has taken merger relief under the provisions of section 131 of the Companies Act 1985 on shares issued in respect of prior year acquisitions. All premium on the issue of those shares has been taken directly to the merger reserve.

(iii) Cumulative goodwill relating to acquisitions made prior to 1 January 1998, which has been eliminated against reserves, amounted to L38.4 million (2003: L38.4 million, 2002: L38.4 million).


Warrants

In December 1996, the Company issued US$314 million aggregate principal amount at maturity of senior discount notes in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase 31.2 ordinary shares from the Company at an exercise price of L0.7563 per share. The warrants may be exercised at any time prior to the close of business on 31 December 2006. Warrants that are not exercised by such date will expire. In accordance with the terms of the warrants, following the completion of the Company's sale of ordinary shares in December 2001, the number of shares underlying each outstanding warrant and the warrant exercise price were adjusted to 45.323 ordinary shares and L0.5206 per ordinary share, respectively. At 31 December 2004, warrants to purchase 881,770 (2003: 881,770) ordinary shares were outstanding. The Company has authorised and has reserved for issuance such number of ordinary shares as will be issuable upon the exercise of all outstanding warrants.


COLT Telecom Group Share Plan

The COLT Telecom Group Share Plan (the "Option Plan") was adopted on 7 November 1996, for the issuance to key employees of the Group incentive compensation related to the public market performance of the Company's ordinary shares. The Option Plan is divided into two parts; the "Approved Part" which is approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part" which is not so approved. Options may be granted by the Compensation Committee to Directors and employees of the Group under either part of the Option Plan. Individuals who provide services to COLT may also be permitted to participate in the Unapproved Part.

Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. Options may be exercised early in certain circumstances, including on cessation of employment under special circumstances and on death. Otherwise, unless the Compensation Committee agrees otherwise, options lapse when an option holder ceases to be an employee. The Compensation Committee, at its discretion, may determine in connection with each grant of options, the terms of vesting and whether or not vesting will be accelerated upon a change of control event. Options are not transferable.


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

                                                                             F18

At 31 December 2004, options outstanding under the Option Plan, together with their exercise prices and dates, were as follows:

Date of        Exercise           Dates of                 Date of                     Number of ordinary shares under option
                                                                        ------------------------------------------------------------
grant             price            vesting              expiration          Granted       Exercised           Lapsed     Outstanding
--------       --------        --------------          -----------      -----------     -----------      -----------     -----------
Dec-96            L0.69       Dec 97 to Dec 01              Dec-06       25,824,000      12,744,036        6,939,964       6,140,000
Jan-97            L0.78       Jan 98 to Jan 02              Jan-07          396,000         226,400          149,600          20,000
Apr-97            L0.71       Apr 98 to Apr 02              Apr-07        1,280,000         675,000          377,600         227,400
Aug-97            L0.96       Aug 98 to Aug 02              Aug-07        2,488,000         726,000          933,200         828,800
Nov-97            L1.29       Nov 98 to Nov 02              Nov-07        3,196,000       1,418,362        1,158,038         619,600
Dec-97            L1.70       Dec 98 to Dec 02              Dec-07        4,204,000       1,104,400        1,148,000       1,951,600
Feb-98            L2.74       Feb 99 to Feb 03              Feb-08          140,000          56,000           84,000              --
Feb-98            L2.74       Feb 99 to Feb 03              Feb-08          900,000         530,220          369,780              --
May-98            L4.76       May 99 to May 03              May-08          830,000         207,750          340,000         282,250
Aug-98            L6.60       Aug 99 to Aug 03              Aug-08        2,906,000         591,544        1,695,712         618,744
Nov-98            L7.49       Nov 99 to Nov 03              Nov-08        1,408,075         113,215          980,400         314,460
Dec-98            L7.88       Dec 99 to Dec 03              Dec-08          100,000              --          100,000              --
Mar-99           L11.30       Mar 00 to Mar 04              Mar-09          990,000         122,500          597,000         270,500
Apr-99           L10.93       Apr 00 to Apr 04              Apr-09        1,000,000         150,000          850,000              --
May-99           L12.25       May 00 to May 04              May-09          585,000          58,000          390,000         137,000
Aug-99           L12.74       Aug 00 to Aug 04              Aug-09          930,000          15,000          659,000         256,000
Nov-99           L21.00       Nov 00 to Nov 04              Nov-09          800,500              --          587,500         213,000
Dec-99           L24.39       Dec 00 to Dec 04              Dec-09          740,000              --          460,000         280,000
Feb-00           L36.18       Feb 01 to Feb 05              Feb-10          745,000              --          440,000         305,000
May-00           L22.61       May 01 to May 05              May-10          792,500              --          378,674         413,826
Jun-00           L26.66       Jun 01 to Jun 05              Jun-10          846,000              --          450,500         395,500
Aug-00           L19.16       Aug 01 to Aug 05              Aug-10        1,181,500              --          685,434         496,066
Aug-00           L17.73       Aug 01 to Aug 05              Aug-10          317,500              --          161,250         156,250
Nov-00           L19.48       Nov 01 to Nov 05              Nov-10          800,000              --          327,500         472,500
Dec-00           L15.18       Dec 01 to Dec 05              Dec-10          757,321              --          327,702         429,619
Feb-01           L13.37       Feb 02 to Feb 06              Feb-11        2,401,040              --        1,568,792         832,248
Feb-01           L20.06       Feb 02 to Feb 06              Feb-11          400,000              --          400,000              --
Feb-01           L26.74       Feb 02 to Feb 06              Feb-11          750,000              --          750,000              --
May-01            L8.44       May 02 to May 06              May-11          866,500              --          588,500         278,000
May-01           L12.66       May 02 to May 06              May-11          250,000              --          250,000              --
May-01           L16.87       May 02 to May 06              May-11          250,000              --          250,000              --
Jun-01            L7.10       Jun 02 to Jun 06              Jun-11        2,688,750              --        1,179,000       1,509,750
Aug-01            L3.22       Aug 02 to Aug 06              Aug-11        1,464,500              --          953,500         511,000
Nov-01            L1.72       Nov 02 to Nov 06              Nov-11          231,000              --           26,000         205,000
Dec-01            L1.56       Dec 02 to Dec 06              Dec-11        1,410,500              --          390,500       1,020,000
Feb-02            L0.41       Feb 03 to Feb 07              Feb-12        4,688,500         180,000        2,628,000       1,880,500
May-02            L0.45       May 03 to May 07              May-12           72,500           6,000           51,500          15,000
Jul-02            L0.48       Jul 03 to Jul 07              Jul-12        5,602,300         127,360        1,312,100       4,162,840
Aug-02            L0.50       Aug 03 to Aug 07              Aug-12          250,000              --               --         250,000
Oct-02            L0.32       Oct 03 to Oct 07              Oct-12          250,000          50,000          180,000          20,000
Nov-02            L0.44       Nov 03 to Nov 07              Nov-12          400,000              --               --         400,000
Mar-03            L0.41       Mar 04 to Mar 08              Mar-13          200,000              --               --         200,000
Apr-03            L0.46       Apr 04 to Apr 08              Apr-13           32,500              --           20,000          12,500
May-03            L0.47       May 04 to May 08              May-13          150,000              --               --         150,000
May-03            L0.49       May 04 to May 08              May-13           50,000              --               --          50,000
Jul-03            L0.77       Jul 06 to Jul 08              Jul-13        7,161,000              --        1,107,000       6,054,000
Oct-03            L1.01       Oct 06 to Oct 08              Oct-13           60,000              --               --          60,000
Feb-04            L1.13       Feb 07 to Feb 09              Feb-14           60,000              --               --          60,000
Apr-04            L0.84       Apr 07 to Apr 09              Apr-14           20,000              --               --          20,000
May-04            L0.77       May 07 to May 09              May-14          500,000              --               --         500,000
Jul-04            L0.42       Jul 07 to July 09             Jul-14          165,000              --               --         165,000
Aug-04            L0.38            Aug 07                   Aug-14        6,392,500              --           78,700       6,313,800
Aug-04            L0.38       Aug 07 to Aug 09              Aug-14          800,000              --               --         800,000
Oct-04            L0.41       Oct 07 to Oct 09              Oct-14        1,210,000              --               --       1,210,000
                                                                        ------------------------------------------------------------
                                                             Total       92,933,986      19,101,787       32,324,446      41,507,753
                                                                        ============================================================


The weighted average exercise price of options granted, exercised, lapsed and outstanding at the beginning and end of the year was L0.44, L0.62, L4.98, L4.11 and L3.25 respectively.


In addition to options granted under the Option Plan, further options to subscribe for 160,000 ordinary shares have been granted to certain Directors of the Company. At 31 December 2004 64,000 options had been exercised, 48,000 had lapsed and 48,000 remained exercisable. The outstanding options at 31 December 2004 vested in three tranches of 16,000 shares with exercise prices of L14.86, L29.00 and L8.50.


                                                                             F19

COLT Savings-Related Share Option Scheme

The COLT Savings-Related Share Option Scheme (the "SAYE Scheme") was adopted on 17 June 1997, allowing for eligible employees to apply for an option to acquire ordinary shares under a three or four year savings contract. The aggregate monthly contribution payable by an employee under the savings contract may not exceed an amount established by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, currently L250 or the local currency equivalent. The option exercise price per ordinary share may not be less than the higher of (a) 80% of the average of the middle market quotations of an ordinary share for either three consecutive dealing days in the period of 30 days prior to the date of grant or the dealing day prior to the date on which the exercise price is set and (b) the nominal value of an ordinary share on the date of grant.

The Group has taken advantage of the exemption, provided by UITF 17 "Employee Share Schemes", from charging the profit and loss account with the differences between fair value of the options on the date of grant and any consideration payable by the employees on exercise.

In normal circumstances, an option may only be exercised while the participant remains employed within the Group and then only during the six months starting at the date on which the savings contract matures. At the expiry of that period, the option will lapse. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of change of control, reorganisation or amalgamation of the Company. During the year ended 31 December 2004, 260,728 options with a maturity date of 1 March 2006 were exercised early. No other options were exercised during the year.

Options outstanding under the SAYE Scheme were as follows:

                                                                                            Number of options at 31 December 2004
                                                                                            -------------------------------------
                               Exercise price
Date of grant              (L per ordinary share)                  Date of Vesting                Granted             Outstanding
--------------               ------------------                     --------------            -----------             -----------
December 2001                       1.615                            March 2005                 6,986,000                 666,262
December 2002                       0.40                             March 2006                18,410,000              13,759,505
December 2003                       1.027                            March 2008                   58,323*                  58,323
December 2003                       0.995                            March 2007                 1,560,919                 924,847
December 2004                       0.43                             March 2009                  202,330*                 202,330
December 2004                       0.465                            March 2008                 3,737,658               3,737,658
                                                                                              -----------             -----------
                                                                                               30,955,230              19,348,925
                                                                                              ===========             ===========

*Each option holder entered into a four year savings contract.

In March 2000, the Group established a QUEST to acquire, inter alia, shares in the Company to satisfy existing options granted under the Group's SAYE Scheme. The shares held in the QUEST are expected to be utilised in full to part-satisfy the options granted in December 2002 under the SAYE Scheme. At 31 December 2004, the QUEST held 138,435 shares (2003: 270,559).

COLT Deferred Bonus Plan

The COLT Deferred Bonus Plan (the "Deferred Bonus Plan") was adopted on 25 May 2000. Under this plan, selected senior employees will be entitled to receive an award of shares representing a proportion (initially expected to be 50%) of the amount of their annual cash bonus.

In October 2003, the rules were amended so that selected senior employees may be invited to defer all or a portion of their annual cash bonus and receive a matching award in the form of an option to acquire shares with a market value equal to half the amount of the deferred bonus. Receipt of the matching award is subject to the achievement of performance targets.

At 31 December 2004, share awards outstanding under the Deferred Bonus Plan, together with dates, were as follows:


                                                                     Number of ordinary shares
                                                ------------------------------------------------------------------
Date of grant          Date of vesting             Granted          Exercised           Lapsed         Outstanding
----------------       ----------------         ----------         ----------       ----------          ----------
Feb 01                 Feb 04 to Feb 06             24,182             15,722            8,460                  --
Feb 04                 Feb 07                      156,519                 --            7,535             148,984
Aug 04                 Aug 07                      250,000                 --               --             250,000
Oct 04                 Oct 07                       50,000                 --               --              50,000


On 22 March 1999, an Employee Benefit Trust ("EBT") was established. On 26 March 1999, the EBT purchased 440,000 ordinary shares at their nominal value of 2.5p each. On 13 December 2001, the EBT subscribed for its pro rata share of the Company's offering, purchasing 104,144 ordinary shares at L0.62 per share. At 31 December 2004, the EBT held 211,380 shares (2003: 217,344).

                                                                             F20

14. Creditors - amounts falling due within one year

                                                                                                         At 31 December
                                                                                              -----------------------------------

                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Trade creditors                                                                               91,184        86,136       165,037
Other taxation and social security                                                            37,229        28,355       54,328
Other creditors                                                                               29,303        13,648       26,150
Accruals and deferred income                                                                  171,004       183,356      351,310
Interest accrual                                                                              12,592        11,709       22,434
Network infrastructure                                                                        11,424        13,304       25,490
                                                                                              --------      --------     --------
                                                                                              352,736       336,508      644,749
                                                                                              ========      ========     ========



                                                                             F21

15. Creditors - amounts falling due after more than one year

                                                                                                         At 31 December
                                                                                              -----------------------------------

                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Repayable between one and two years
   Senior convertible notes                                                                   107,771       135,230      259,101
Repayable between two and three years
   Senior convertible notes                                                                   355,732       247,090      473,424
Repayable between three and four years
   Senior convertible notes                                                                   236,628       --           --
   Senior notes                                                                               83,328        177,484      340,059
Repayable between four and five years
   Senior notes                                                                               176,791       185,881      356,148
Repayable in more than five years
   Senior notes                                                                               184,299       --           --
                                                                                              --------      --------     --------
                                                                                              1,144,549     745,685      1,428,732
                                                                                              ========      ========     ========


Senior Convertible Notes

1998 Senior Convertible Notes

In August 1998, COLT issued Deutschmark denominated senior convertible notes ("1998 Senior Convertible Notes") in the initial principal amount of DM600.0 million. A total of L204.3 million was raised before issuance costs of L5.2 million. These costs were deducted from the principal amount of the 1998 Senior Convertible Notes and were charged to the profit and loss account over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The 1998 Senior Convertible Notes would have matured on 6 August 2005 and any outstanding notes would then have been redeemed at a price of 117.907% of the initial principal amount. The notes were also redeemable at the option of the Company, in whole or in part, at any time on or after 6 August 2001 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The 1998 Senior Convertible Notes were convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was L9.3438 per ordinary share with a fixed exchange rate of DM2.9392 per L1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to L7.9039 per ordinary share with a fixed exchange rate of DM2.9392 per L1.00. The notes ranked pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and were

                                                                             F22
senior in right of payment to all subordinated indebtedness of the Company. On 31 December 2001, the 1998 Senior Convertible Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per (euro)1.00. During 2004, DM32.0 million (2003: DM3.3 million) aggregate initial principal amount of the notes was purchased. On 19 October 2004, all of the outstanding 1998 Senior Convertible Notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of L95.3 million.

March 1999 Senior Convertible Notes
In March 1999, COLT issued Euro denominated senior convertible notes ("March 1999 Senior Convertible Notes") in the initial principal amount of (euro)295.0 million. A total of L199.6 million was raised before issuance costs of L5.1 million. These costs were deducted from the principal amount of the March 1999 Senior Convertible Notes and were charged to the profit and loss account over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 29 March 2000. The March 1999 Senior Convertible Notes mature on 29 March 2006 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 29 March 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The March 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was L14.6460 per ordinary share with a fixed exchange rate of (euro)1.4780 per L1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to L12.2351 per ordinary share with a fixed exchange rate of (euro)1.4780 per L1.00. At 31 December 2004, 9,210,009 ordinary shares are reserved for issuance upon conversion of the March 1999 Senior Convertible Notes (2003: 9,210,009). The notes rank pari passu in right of payment to all unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

December 1999 Senior Convertible Notes
In December 1999, COLT issued Euro denominated senior convertible notes ("December 1999 Senior Convertible Notes") in the initial principal amount of
(euro)368.0 million. A total of L230.4 million was raised before issuance costs of L9.3 million. These costs were deducted from the principal amount of the December 1999 Senior Convertible Notes and were charged to the profit and loss account over three years. The notes bore interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 16 December 2000. The December 1999 Senior Convertible Notes would have matured on 16 December 2006 and any outstanding notes would then have been redeemed at a price of 126.664% of the initial principal amount. The notes were also redeemable at the option of the Company, in whole or in part, at any time on or after 16 December 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.25%. The December 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was L35.5550 per ordinary share with a fixed exchange rate of (euro)1.5974 per L1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to L30.0760 per ordinary share with a fixed exchange rate of (euro)1.5974 per L1.00. The notes ranked pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and were senior in right of payment to all subordinated indebtedness of the Company. During 2004, (euro)2.0 million aggregate initial principal amount of the notes was purchased (2003: (euro)3.6 million). On 19 October 2004, all of the outstanding December 1999 Senior Convertible Notes were redeemed early at the accreted principal amount of the notes plus accrued coupon interest for a cash consideration of L228.3 million.

2000 Senior Convertible Notes
In April 2000, COLT issued Euro denominated senior convertible notes ("2000 Senior Convertible Notes") in the initial principal amount of (euro)402.5 million. A total of L245.7 million was raised before issuance costs of L5.6 million. These costs were deducted from the principal amount of the 2000 Senior Convertible Notes and were charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The 2000 Senior Convertible Notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The 2000 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was L50.076 per ordinary share with a fixed exchange rate of (euro)1.6372 per L1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to L42.3593 per ordinary share with a fixed exchange rate of (euro)1.6372 per L1.00. During 2004, no initial principal amount of the notes was purchased (2003: (euro)15.0 million). At 31 December 2004, 4,195,217 ordinary shares are reserved for issuance upon conversion of the 2000 Senior Convertible Notes (2003: 4,195,217). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. Senior notes

                                                                             F23

1997 Senior Notes
In November 1997, COLT issued Sterling and Deutschmark denominated senior notes ("1997 Senior Notes") with aggregate principal amounts at maturity of L50.0 million and DM 150.0 million respectively. A total of L100.7 million was raised before issuance costs of L3.3 million. These costs were deducted from the principal amount of the 1997 Senior Notes and were charged to the profit and loss account over five years. The British pound notes bear interest at the rate of 10.125% per annum and the Deutschmark notes bear interest at 8.875% per annum, both payable semi-annually beginning 31 May 1998. The 1997 Senior Notes mature on 30 November 2007. The 1997 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1997 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 30 November 2002, initially at 105.0625% of their principal amount at maturity, plus accrued interest, in the case of the British pound notes and 104.4375% of their principal amount at maturity, plus accrued interest, in the case of the Deutschmark notes, declining in each case to 100% of their principal amount at maturity, plus accrued interest, on or after 30 November 2004. On 31 December 2001, the Deutschmark denominated 1997 Senior Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per (euro)1.00. During 2004, DM 5,000,000 aggregate initial principal amount of the notes was purchased (2003: none purchased). At 31 December 2004, the 1997 Senior Notes were reclassified to "Creditors - Amounts falling due within one year" following the early redemption announcement on 14 December 2004. On 21 January 2005, all of the outstanding 1997 Notes were redeemed early at the principal amount of the notes of L80.9 million, plus accrued coupon interest of L1.1 million.

1998 Senior Notes
In July 1998, COLT issued Deutschmark denominated senior notes ("1998 Senior Notes") with aggregate principal amount at maturity of DM600.0 million. A total of L204.3 million was raised before issuance costs of L5.9 million. These costs were deducted from the principal amount of the 1998 Senior Notes and were charged to the profit and loss account over five years. The 1998 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 31 January 1999. The 1998 Senior Notes mature on 28 July 2008. The 1998 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1998 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 31 July 2003, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 31 July 2005. On 31 December 2001, the 1998 Senior Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per
(euro)1.00.

1999 Senior Notes
In December 1999, COLT issued Euro denominated senior notes ("1999 Senior Notes") with aggregate principal amount at maturity of (euro)320.0 million. A total of L200.3 million was raised before issuance costs of L4.8 million. These costs were deducted from the principal amount of the 1999 Senior Notes and are being charged to the profit and loss account over five years. The 1999 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 15 June 2000. The 1999 Senior Notes mature on 15 December 2009. The 1999 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1999 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 15 December 2004, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2007.
Fair value of financial instruments.
The fair values of the Group's financial instruments outstanding at 31 December 2004 are disclosed in note 21.


                                                                             F24

16. Provisions for liabilities and charges

                                                                                Property      Severance     Total        Total
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
 At 1 January 2003                                                              59,268        28,100        87,368       167,396
 Unwinding of discount                                                          1,133         --            1,133        2,171
 Utilised in the year                                                           (14,066)      (13,121)      (27,187)     (52,090)
 Sale of subsidiary                                                             --            (2,567)       (2,567)      (4,918)
 Exchange difference                                                            3,647         466           4,113        7,881
                                                                                --------      --------      --------     --------
 At 31 December 2003                                                            49,982        12,878        62,860       120,440
 Unwinding of discount                                                          1,510         --            1,510        2,893
 Utilised in the year                                                           (7,180)       (8,252)       (15,432)     (29,568)
 Exchange difference                                                            (76)          (154)         (230)        (440)
                                                                                --------      --------      --------     --------
 At 31 December 2004                                                            44,236        4,472         48,708       93,325
                                                                                ========      ========      ========     ========


In 2001, the Group made provision against future rents, services, and re-instatement costs associated with Internet Service Centres being closed or "mothballed" and excess leased property. Such provisions will be utilised over the next 12 years and represent the net present value of the future estimated costs.

The provision for staff reduction programmes is expected to be utilised over the next 12 months.

                                                                                                        At 31 December
                                                                                              -----------------------------------

Maturity profile of property provision                                                        2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Payable in less than one year                                                                 13,356        10,119       19,388
Payable between one and two years                                                             9,580         12,076       23,138
Payable between two and five years                                                            14,447        10,786       20,666
Payable in more than five years                                                               12,599        11,255       21,563
                                                                                              --------      --------     --------
                                                                                              49,982        44,236       84,755
                                                                                              ========      ========     ========

17. Cash flow reconciliations

Reconciliation of operating loss to net cash inflow from operating activities

                                                                                                 Year ended 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Operating loss                                                                  (778,594)     (77,047)      (68,829)     (131,876)
Depreciation and amortisation                                                   812,888       242,948       222,488      426,287
Profit on sale of subsidiaries                                                  --            (2,453)       --           --
Exchange differences                                                            540           387           (162)        (310)
Decrease in debtors                                                             56,881        20,681        20,871       39,988
Decrease in creditors                                                           24,948        (9,463)       (16,843)     (32,271)
Increase (decrease) in provision for liabilities and charges                    22,616        (27,187)      (16,887)     (32,355)
                                                                                --------      --------      --------     --------
Net cash inflow from operating activities                                       139,279       147,866       140,638      269,463
                                                                                ========      ========      ========     ========

                                                                             F25

18. Analysis of net debt

                                                                          Accretion and
                                                                        amortisation of       Gain on
                                       At 31                 Exchange     finance costs      purchase
                                    December    Cash flow gain (loss)          on notes       of debt            At 31 December
                                    --------     --------    --------          --------      --------        --------       --------
                                        2003                                                                     2004           2004
                                       L'000        L'000       L'000             L'000         L'000           L'000          $'000
                                    --------     --------    --------          --------      --------        --------       --------
Investments in liquid resources    742,143      (343,297)     (5,534)                --            --         393,312        753,586
Cash at bank and in hand           60,239           (920)          85                --            --          59,404        113,818
Senior convertible notes           (700,131)      333,659       4,082          (20,135)           205       (382,320)      (732,525)
Senior notes                       (444,418)        1,635     (1,451)             (823)            --       (445,057)      (852,729)
                                    --------     --------    --------          --------      --------        --------       --------
Total net debt                     (342,167)      (8,923)     (2,818)          (20,958)           205       (374,661)      (717,850)
                                    ========     ========    ========          ========      ========        ========       ========

Analysed in the Balance Sheet:
Investments in liquid resources    742,143                                                                    393,312        753,586
Cash at bank and in hand           60,239                                                                      59,404        113,818
Creditors: amounts falling due
   within one year                 --                                                                        (81,692)      (156,522)
Creditors: amounts falling due
   after more than one year        (1,144,549)                                                              (745,685)    (1,428,732)
                                    --------                                                                 --------       --------
Total net debt                     (342,167)                                                                (374,661)      (717,850)
                                    ========                                                                 ========       ========


                                                                          Accretion and
                                                                        amortisation of       Gain on
                                       At 31                 Exchange     finance costs      purchase
                                    December    Cash flow gain (loss)          on notes       of debt            At 31 December
                                    --------     --------    --------          --------      --------        --------       --------
                                        2003                                                                     2004           2004
                                       L'000        L'000       L'000             L'000         L'000           L'000          $'000
                                    --------     --------    --------          --------      --------        --------       --------
 Investments in liquid resources   889,590      (187,765)      40,318                --            --         742,143      1,421,946
 Cash at bank and in hand          45,292          12,458       2,489                --            --          60,239        115,418
 Senior convertible notes          (639,829)        9,606    (54,049)          (22,047)         6,188       (700,131)    (1,341,451)
 Senior discount notes             (142,408)      134,869       6,138                --         1,401              --             --
 Senior notes                      (411,662)           --    (31,324)           (1,432)            --       (444,418)      (851,505)
                                    --------     --------    --------          --------      --------        --------       --------
 Total net debt                    (259,017)     (30,832)    (36,428)          (23,479)         7,589       (342,167)      (655,592)
                                    ========     ========    ========          ========      ========        ========       ========
Analysed in the Balance Sheet:
 Investments in liquid resources   889,590                                                                    742,143      1,421,946
 Cash at bank and in hand          45,292                                                                      60,239        115,418
 Creditors: amounts falling
 due after more than one year      (1,193,899)                                                            (1,144,549)    (2,192,956)
                                    --------                                                                 --------       --------
 Total net debt                    (259,017)                                                                (342,167)      (655,592)
                                    ========                                                                 ========       ========

                                                                             F26

19. Capital commitments

                                                                                                         At 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Future capital expenditure contracted but not provided for                                    23,371        23,889       45,771
                                                                                              ========      ========     ========



20. Financial commitments



The Group has annual commitments under non-cancellable operating leases as follows:

                                                                                                         At 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Land and buildings
Expiring within one year                                                                      1,305         4,264        8,170
Expiring between two and five years                                                           12,530        11,653       22,327
Expiring in over five years                                                                   20,340        19,645       37,640
                                                                                              --------      --------     --------
                                                                                              34,175        35,562       68,137
                                                                                              ========      ========     ========
Other
Expiring within one year                                                                      535           1,030        1,975
Expiring between two and five years                                                           1,162         1,435        2,750
Expiring in over five years                                                                   37            38           72
                                                                                              --------      --------     --------
                                                                                              1,734         2,503        4,797
                                                                                              ========      ========     ========

                                                                             F27

21. Financial instruments

The Group's treasury objectives, policies and strategies are outlined within the Financial Review on pages 22 to 24 of the Annual Report under the heading "Treasury Policy" excluding the paragraph titled "Sensitivity analysis". Except for disclosures under currency exposure below, the following financial information excludes the Group's short-term debtors and creditors.

Interest rate and currency profile of financial liabilities

                                                                                                At 31 December 2004
                                                                                -------------------------------------------------
                                                                                Weighted      Weighted      Total        Total
                                                                                average       average       financial    financial
                                                                                interest      period for    liabilities  liabilities
                                                                                rate          which rate
                                                                                              is fixed
Currency:                                                                       %             Years         L'000        $'000
                                                                                --------      --------      --------     --------
Non-convertible debt
British pound                                                                   10.1          3             38,188       73,168
Euro                                                                            7.8           4             406,869      779,561
                                                                                --------      --------      --------     --------
Total                                                                           8.0           4             445,057      852,729
                                                                                ========      ========      ========     ========

Convertible debt
Euro                                                                            5.2           2             382,320      732,525
                                                                                ========      ========      ========     ========


                                                                                                At 31 December 2003
                                                                                -------------------------------------------------
                                                                                Weighted      Weighted      Total        Total
                                                                                average       average       financial    financial
                                                                                interest      period for    liabilities  liabilities
                                                                                rate          which rate
                                                                                              is fixed
Currency:                                                                       %             Years         L'000        $'000
                                                                                --------      --------      --------     --------
Non-convertible debt
British pound                                                                   10.1          4             38,188       73,168
Euro                                                                            7.8           5             406,230      778,337
                                                                                --------      --------      --------     --------
Total                                                                           7.9           5             444,418      851,505
                                                                                ========      ========      ========     ========

Convertible debt
Euro                                                                            5.1           3             700,131      1,341,451
                                                                                ========      ========      ========     ========


Further details, including a maturity profile, of the financial liabilities are set out in note 15. All financial liabilities shown in the table are at fixed rates of interest. In addition, the Group's provision of L44.2 million
(2003: L50.0 million) for vacant leasehold properties (note 16) meets the definition of a financial liability. This financial liability is considered to be a floating rate financial liability. This is because in establishing the provision the cash flows have been discounted and the discount rate is re-appraised to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

                                                                             F28

Interest rate and currency profile of financial assets

                                                                                                         At 31 December
                                                                                              -----------------------------------
                                                                                              Total         Total        Total
                                                                                              assets        assets       assets
                                                                                              2003          2004         2004
Currency:                                                                                     L'000         L'000        $'000
                                                                                              --------      --------     --------
British pound                                                                                 238,514       208,321      399,143
Euro                                                                                          557,889       236,902      453,904
U.S. dollar                                                                                   1,502         1,526        2,924
Other                                                                                         4,477         5,967        11,433
                                                                                              --------      --------     --------
Total                                                                                         802,382       452,716      867,404
                                                                                              ========      ========     ========

Substantially all financial assets as at 31 December 2004 are floating rate assets bearing interest at market rates.


Currency exposure

The following table shows the Group's net currency exposures that give rise to those exchange gains and losses which are taken to the profit and loss account. Such exposures comprise monetary assets and liabilities of the Group that are not denominated in the operational or functional currency of the operating company involved.



                                                       Net foreign currency monetary assets (liabilities)
Functional currency:                                                   At 31 December 2004
                             ---------------------------------------------------------------------------------------------------
                             British           U.S.
                             pound             dollar             Euro               Other              Total           Total
                             L'000             L'000              L'000              L'000              L'000           $'000
                             --------          --------           --------           --------           --------        --------
British pound                --                (391)              (3,236)            284                (3,343)         (6,405)
Euro                         (113)             (1,279)            --                 --                 (1,392)         (2,667)
Other                        78                (380)              2,776              (61)               2,413           4,623
                             --------          --------           --------           --------           --------        --------
Total                        (35)              (2,050)            (460)              223                (2,322)         (4,449)
                             ========          ========           ========           ========           ========        ========




                                                       Net foreign currency monetary assets (liabilities)
Functional currency:                                                   At 31 December 2003
                             ---------------------------------------------------------------------------------------------------
                             British           U.S.
                             pound             dollar             Euro               Other              Total           Total
                             L'000             L'000              L'000              L'000              L'000           $'000
                             --------          --------           --------           --------           --------        --------
British pound                --                971                (1,330)            1,197              838             1,605
Euro                         (110)             (5,752)            --                 (89)               (5,951)         (11,402)
Other                        (41)              (403)              2,568              (14)               2,110           4,043
                             --------          --------           --------           --------           --------        --------
Total                        (151)             (5,184)            1,238              1,094              (3,003)         (5,754)
                             ========          ========           ========           ========           ========        ========


                                                                             F29

Fair value of financial instruments

The following table shows the carrying amounts and the fair values of the Group's financial instruments at 31 December 2003 and 2004. The carrying amounts of the non-derivatives are included in the Group balance sheet under the headings indicated. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale.

                                                  Carrying amount                                    Fair value
                                                   At 31 December                                  At 31 December
                                        ---------------------------------------        ----------------------------------------
                                        2003           2004            2004            2003            2004            2004
                                        L'000          L'000           $'000           L'000           L'000           $'000
                                        --------       --------        --------        --------        --------        --------
Non-derivatives

Assets

   Investments in liquid resources (i)  742,143        393,312         753,586         742,143         393,312         753,586
   Cash at bank and in hand (i)         60,239         59,404          113,818         60,239          59,404          113,818

Liabilities

   Euro senior convertible notes (ii)   700,131        382,320         732,525         660,266         375,850         720,129
   Euro senior notes (ii)               406,230        406,869         779,561         404,620         405,876         777,658
   British pound senior notes (ii)      38,188         38,188          73,168          38,570          38,188          73,168

Derivatives

   Warrants (iii)                       --             --              --              1,051           381             730

(i)   The fair value of cash at bank and in hand and investments in liquid resources has been approximated to their carrying amounts due to the short maturity of the instruments held.

(ii)  The fair values of the Company's senior convertible, senior discount and senior notes have been estimated on the basis of market prices.

(iii) The Group has received warrants from certain suppliers in the ordinary course of business.

                                                                             F30

22. Pension arrangements

The Group operates a number of defined contribution pension schemes in its subsidiaries.

Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the scheme. The pension cost for 2004 amounted to L9.7 million (2003: L11.1 million, 2002: L12.5 million).

COLT Telecom AG, the Group's Swiss operating company, entered into a pension scheme in December 2002. Under Swiss law, employees are guaranteed a minimum return on the assets of the scheme. COLT Telecom AG has an arrangement with a Switzerland based insurance company to insure the minimum commitment in full. If the insurance company was unable to meet the minimum guaranteed commitment, then COLT Telecom AG would be required to fund any deficit. The Directors consider the likelihood of such a situation arising as remote. At 31 December 2004, the pension scheme had assets and liabilities of L8.8 million (2003: L7.7 million) and prepaid contributions of L19,000 (2003: L30,000).




23. Transactions with related entities




The UK pension scheme is administered by Fidelity Pensions Management, a subsidiary of Fidelity Investments Management Limited ("FIML"), a wholly owned subsidiary of Fidelity International Limited ("FIL"). The fees for the above services for the year ended 31 December 2004 were L0.1 million (2003: L0.1 million, 2002: L0.2 million).

The Group has certain agreements with Fidelity Capital Associates Inc. ("FCA"), a wholly owned subsidiary of FMR Corp., which allow under certain circumstances, for the Group to obtain consulting services from, or provide consulting services to, FCA. Compensation under the agreements is at prevailing market rates set each year.

Pursuant to a contract with the Group, certain FMR Corp. and FIL employees provide consulting and other services to the Group at agreed rates. The fees for these services for the year ended 31 December 2004 were approximately L1.9 million (2003: L1.9 million, 2002: L1.4 million) for FMR employees and L1.1 million (2003: L1.1 million, 2002: L0.3 million) for FIL employees. At 31 December 2004, there were creditor balances outstanding to FMR Corp. and FIC of L1.6 million (2003: L0.8 million), and L0.4 million (2003: L0.7 million) respectively.

An amount of L2.9 million was billed during 2004 to FIL for voice, data and eBusiness services (2003: L3.2 million, 2002: L3.9 million). At 31 December 2004, there were balances outstanding from FIL of L0.6 million (2003: L0.7 million).

An amount of L2.9 million was billed during 2004 by Teranua, a 100% owned subsidiary of FMR Corp., for consultancy services (2003: L0.9 million, 2002:
Lnil). No balances were due to Teranua at 31 December 2004 (2003: Lnil).




24. Post balance sheet events


On 21 January 2005, all of the outstanding L50.0 million 10.125% Senior Notes due 2007 and the DM150 million 8.875% Senior Notes due 2007 were redeemed. The redemptions were at the principal amount of the Notes and were funded out of COLT's cash and liquid resources. The principal amount payable was L80.9 million.






                                                                             F31

25. Company balance sheet

                                                                                                           At 31 December
                                                                                                ---------------------------------
                                                                                                    2003         2004    2004
                                                                                  Notes            L'000        L'000    $'000
                                                                                --------        --------     --------    --------
Fixed assets
   Tangible fixed assets                                                            b             17,149       24,977    47,856
   Investments                                                                      c          1,785,331    1,526,598    2,924,962
                                                                                                --------     --------    --------
Total fixed assets                                                                             1,802,480    1,551,575    2,972,818

Current assets
   Prepaid expenses and other debtors                                               d              5,923        3,592    6,882
   Investments in liquid resources                                                               237,349      204,085    391,027
   Cash at bank and in hand                                                                            9          100    192
                                                                                                --------     --------    --------
Total current assets                                                                             243,281      207,777    398,101
                                                                                                --------     --------    --------
Total assets                                                                                   2,045,761    1,759,352    3,370,919
                                                                                                ========     ========    ========

Capital and reserves
   Called up share capital                                                                        37,754       37,778    72,383
   Share premium                                                                               2,315,904    2,316,665    4,438,730
   Merger reserve                                                                                 27,359       27,359    52,420
   Shares to be issued                                                                               215           --    --
   Profit and loss account                                                          e         (1,518,339)  (1,483,469)   (2,842,327)
                                                                                                --------     --------    --------
Equity shareholders' funds                                                                       862,893      898,333    1,721,206

Provisions for liabilities and charges                                                             4,401        4,760    9,120

Creditors
   Amounts falling due within one year:
      Non-convertible debt                                                                            --       81,692    156,522
      Other                                                                         f             33,918       28,882    55,339
                                                                                                --------     --------    --------
   Total amounts falling due within one year                                                      33,918      110,574    211,861
                                                                                                --------     --------    --------
   Amounts falling due after more than one year:
      Convertible debt                                                                           700,131      382,320    732,525
      Non-convertible debt                                                                       444,418      363,365    696,207
                                                                                                --------     --------    --------
   Total amounts falling due after more than one year                               g          1,144,549      745,685    1,428,732
                                                                                                --------     --------    --------
Total creditors                                                                                1,178,467      856,259    1,640,593
                                                                                                --------     --------    --------
Total liabilities, capital and reserves                                                        2,045,761    1,759,352    3,370,919
                                                                                                ========     ========    ========

Approved by the Board of Directors on 23 February 2005 and signed on its behalf by:

Antony Bates, Chief Administrative and Financial Officer

                                                                             F32

Notes to the company balance sheet

a) Profit and Loss account

As permitted by Section 230 of the Companies Act of 1985, the parent company's profit and loss account has not been included in these financial statements. The parent company's profit for the period was L29.9 million (2003: loss of L174.7 million, 2002: loss of L1,594.4 million).

b) Tangible fixed assets

                                                                                Computers,
                                                                                equipment,
                                                                                fixtures &    Systems
                                                                                fittings and  under
                                                                                vehicles      development   Total        Total
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Cost
   At 1 January 2003                                                            24,967        13,046        38,013       72,832
   Additions                                                                    50            12,728        12,778       24,483
   Transfers                                                                    10,876        (14,573)      (3,697)      (7,083)
                                                                                --------      --------      --------     --------
   At 31 December 2003                                                          35,893        11,201        47,094       90,232
   Additions                                                                    509           15,100        15,609       29,907
   Transfers                                                                    11,259        (11,259)      --           --
                                                                                --------      --------      --------     --------
   At 31 December 2004                                                          47,661        15,042        62,703       120,139
                                                                                ========      ========      ========     ========

   At 1 January 2003                                                            23,969        --            23,969       45,925
   Charge for the year                                                          5,976         --            5,976        11,450
                                                                                --------      --------      --------     --------
   At 31 December 2003                                                          29,945        --            29,945       57,375
   Charge for the year                                                          7,781         --            7,781        14,908
                                                                                --------      --------      --------     --------
   At 31 December 2004                                                          37,726        --            37,726       72,283
                                                                                ========      ========      ========     ========

Net book value
   At 1 January 2003                                                            998           13,046        14,044       26,907
                                                                                ========      ========      ========     ========
   At 31 December 2003                                                          5,948         11,201        17,149       32,857
                                                                                ========      ========      ========     ========
   At 31 December 2004                                                          9,935         15,042        24,977       47,856
                                                                                ========      ========      ========     ========


                                                                             F33

c) Investments

                                                                                                            L'000        $'000
                                                                                                            --------     --------
 At 1 January 2003                                                                                          1,744,330    3,342,136
 Additions                                                                                                  193,974      371,654
 Disposals                                                                                                  (15,068)     (28,870)
 Impairment                                                                                                 (305,422)    (585,189)
 Foreign exchange difference                                                                                167,517      320,963
                                                                                                            --------     --------
 At 31 December 2003                                                                                        1,785,331    3,420,694
 Additions                                                                                                  61,749       118,311
 Disposals                                                                                                  (6,096)      (11,680)
 Movement in long-term loans to subsidiaries                                                                (317,182)    (607,721)
 Exchange difference                                                                                        2,796        5,358
                                                                                                            --------     --------
 At 31 December 2004                                                                                        1,526,598    2,924,962
                                                                                                            ========     ========


See note 27 for additional subsidiary information.

d) Prepaid expenses and other debtors

                                                                                                           At 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Prepayments                                                                                   1,295         1,645        3,152
Other debtors                                                                                 4,628         1,947        3,730
                                                                                              --------      --------     --------
                                                                                              5,923         3,592        6,882
                                                                                              ========      ========     ========

e) Profit and loss account

                                                                                                            L'000        $'000
                                                                                                            --------     --------
At 1 January 2003                                                                                           (1,424,694)  (2,729,714)
Retained loss for the period                                                                                (174,697)    (334,719)
Exchange differences (including L86.5 million loss on net foreign currency borrowings)                      81,052       155,296
                                                                                                            --------     --------
At 31 December 2003                                                                                         (1,518,339)  (2,909,137)
Retained profit for the period                                                                              29,885       57,260
Exchange differences (including L3.7 million loss on net foreign currency borrowings)                       4,985        9,550
                                                                                                            --------     --------
At 31 December 2004                                                                                         (1,483,469)  (2,842,327)
                                                                                                            ========     ========

f) Creditors - amounts falling due within one year

                                                                                                           At 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Accrued expenses                                                                              33,918        28,882       55,339
                                                                                              ========      ========     ========

g) Creditors - amounts falling due after more than one year

                                                                                                           At 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Repayable between one and two years
   Senior convertible notes                                                                   107,771       135,230      259,101
Repayable between two and three years
   Senior convertible notes                                                                   355,732       247,090      473,424
Repayable between three and four years
   Senior convertible notes                                                                   236,628       --           --
   Senior notes                                                                               83,328        177,484      340,059
Repayable between four and five years
   Senior notes                                                                               176,791       185,881      356,148
Repayable in more than five years
   Senior notes                                                                               184,299       --           --
                                                                                              --------      --------     --------
                                                                                              1,144,549     745,685      1,428,732
                                                                                              ========      ========     ========


                                                                             F34

26. Summary of differences between U.K. generally accepted accounting principles and U.S. generally accepted accounting principles ("GAAP")

The consolidated financial statements have been prepared in accordance with U.K. GAAP and on the basis of presentation as set out in Note 1, which differs in certain respects from U.S. GAAP. The main differences between U.K. GAAP and U.S. GAAP which affect the Group's consolidated net losses and net equity are set out below.

a) Effects of conforming to U.S. GAAP - impact on net loss

                                                                                                 At 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Loss for period under U.K. GAAP                                                 (718,282)     (124,647)     (114,431)    (219,249)
U.S. GAAP adjustments:
     Amortisation of intangibles (i) (viii)                                     1,076         2,116         2,027        3,884
     Capitalised interest, net of depreciation (ii)                             3,662         (3,082)       (3,712)      (7,112)
     Deferred compensation (i) (iii)                                            (1,946)       (1,012)       337          646
     Payroll taxes on employee share schemes (iv)                               (68)          385           (385)        (738)
     Profit on sale of IRUs (v)                                                 1,044         1,044         1,044        2,000
     Installation revenue (vi)                                                  (3,172)       3,469         4,627        8,865
     Direct costs attributable to installation revenue (vi)                     3,172         (4,231)       --           --
     Warrants (vii)                                                             (991)         199           (670)        (1,284)
     Amount written off investment in own shares (xi)                           409           --            --           --
     Gain on forward foreign exchange contracts (ix)                            (424)         --            --           --
     Impairment (viii) (x)                                                      104,390       (11,221)      (11,221)     (21,499)
                                                                                --------      --------      --------     --------
Loss for period under U.S. GAAP before giving effect
to the change in accounting policy                                              (611,130)     (136,980)     (122,384)    (234,487)
Cumulative effect on prior years of change in accounting policy                 --             --           (72,552)     (139,010)
                                                                                --------      --------      --------     --------
Loss for period under U.S. GAAP                                                 (611,130)      (136,980)    (194,936)    (373,497)
                                                                                ========      ========      ========     ========
Ordinary shares used in calculation of basic
and diluted loss per share (`000)                                               1,507,164     1,507,771     1,510,853    1,510,853
                                                                                ========      ========      ========     ========
Basic and diluted loss per share before giving effect
to the change in accounting policy                                              L (0.41)      L (0.09)      L (0.08)     $ (0.16)
Cumulative effect on prior years of change in accounting policy                 L (0.00)      L 0.00        L (0.05)     $ (0.09)
                                                                                --------      --------      --------     --------
Basic and diluted loss per share                                                L (0.41)      L (0.09)      L (0.13)     $ (0.25)
                                                                                ========      ========      ========     ========


(i) On 15 July 1998, the Group completed the acquisition of ImagiNet. A total of 1,395,292 ordinary shares were issued at completion. An additional 476,208 remained to be issued during 1999 and 2000 subject to certain criteria being met.

       On 3 July 2001, the Group acquired all the share capital of Fitec. A total of 1,518,792 ordinary shares and (euro)4.0 million was paid at completion with an additional 317,784 ordinary shares and (euro)1.2 million paid over the two year period ended June 2003, subject to certain criteria being met.

       Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.

       Under U.S. GAAP these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The total compensation charge for 2004 was Lnil (2003: L0.3 million, 2002:
       L1.2 million). The goodwill which arose on acquisition for U.S. purposes was L13.3 million (2003: L13.3 million, 2002: L20.6 million).

                                                                             F35

(ii) Under U.K. GAAP, the Group does not capitalise interest. Under U.S. GAAP, the estimated amount of interest incurred on capital projects is included in fixed assets and depreciated over the lives of the related assets.

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

       Also under U.S. GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled.

       The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital respectively, with the compensation being charged to the profit and loss account over the vesting period. The compensation cost for the year ended 31 December 2004 under the SAYE scheme was a credit of L0.3 million (2003: charge of L0.7 million, 2002: charge of L0.8 million). At 31 December 2004 there were 1,844,978 variable SAYE options outstanding.

(iv) The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of the employer taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.

(v) In 2000 and 2001, the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics, which qualify the transaction as outright sales for U.K. GAAP. Under U.S. GAAP these sales are treated as a 20 year operating lease. There were no infrastructure sales in 2004, 2003 or 2002 hence the adjustment represents the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.

(vi) Under U.K. GAAP, customer installation revenue is recognised in the same period as the related costs. Under U.S. GAAP, such installation revenue is recognised over the expected customer relationship period.

       Under U.S. GAAP, the Group has historically applied a policy of also deferring attributable direct costs up to the level of associated revenue and recognising them over the customer relationship period. Effective 1 January 2004, the Group changed its accounting policy under U.S. GAAP to expensing these costs as incurred.

       The Group has decided to change this accounting policy to reflect the way that the business is now being monitored and run by senior management. Additionally, the Group will be adopting IFRS from 1 January 2005. Under IFRS, only certain attributable directs costs are allowed to be deferred and the Group has elected that the best representation of its current business is to expense such costs.

       The cumulative effect of the change on the opening retained earnings of L72.6 million has been recorded as a charge to the current year loss for the period under U.S. GAAP. The effect of the change in accounting policy for the current year is to increase the loss for the period under U.S. GAAP by L68.1 million (being the net of the impact on opening retained earnings of L72.6 million and the reduction in the amount of costs which would have been deferred under the old policy in 2004 of L4.5 million). The disclosure below reflects the pro forma impact on loss for the period, under U.S. GAAP, of the change in accounting policy assuming it had been applied retroactively in 2002, 2003 and 2004.



                                                                                                 At 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Loss for period under U.S. GAAP                                                 (614,302)     (132,749)     (122,384)    (234,487)
                                                                                ========      ========      ========     ========
Basic and diluted loss per share                                                L(0.41)       L(0.09)       L(0.08)      $(0.16)
                                                                                ========      ========      ========     ========


(vii) The Group has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at Lnil.

       At 31 December 2000, under U.S. GAAP, the warrants were recorded at fair value with unrecognised gains included in "Other Comprehensive Income" within equity shareholders' funds. As required by FAS 133 "Accounting for Derivative Instruments" ("FAS 133"), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at 31 December 2000 and subsequent changes in fair value are now reflected in the profit and loss account.

(viii) The Group has adopted FAS 141 Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 142 states that goodwill and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Goodwill on acquisitions made before 1 July 2001 continued to be amortised until 31 December 2001. Hence prior to 1 January 2002, the Group amortised the goodwill arising on the acquisition of ImagiNet over its useful economic life of 10 years.

       The Group had unamortised goodwill of L8.5 million at December 2004, which is no longer amortised under U.S. GAAP but is assessed for impairment annually. Amortisation expense related to goodwill under U.K. GAAP was L2.0 million in 2004. The adjustment represents the writeback of this amortisation.

(ix) The Group entered into forward foreign exchange contracts for payments relating to its U.S. dollar denominated senior discount notes, a portion of which were purchased during the 12 months ended 31 December 2001. As a result, the Group recognised an unrealised gain on that ineffective portion of the hedge attributable to the purchased notes. The adjustment of L0.4 million in 2002 is to reverse the unrealised gain recognised in 2001. There were no open forward contracts at the end of 2003 or 2004.

(x) Under U.S. GAAP, long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the undiscounted estimated future net cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows. The cash flow calculations are based on management's best estimates, using appropriate assumptions and projections at the time.

       During the third quarter of 2002, the Group recorded charges of L443.8 million under U.S. GAAP to reflect the impairment of goodwill, other intangible assets, network and non-network fixed assets, resulting in a GAAP difference of L107.2 million. The charge for the year ended 31 December 2004, represents the charge for depreciation in respect of the assets that had not been impaired for U.S. GAAP purposes.


                                                                             F36

b) Effects of conforming to U.S. GAAP - impact on net equity

                                                                                                           At 31 December
                                                                                              -----------------------------------
                                                                                              Restated
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Equity shareholders' funds under U.K. GAAP                                                    862,698       748,094      1,433,348
U.S. GAAP adjustments:
     Deferred compensation (i) (iii)                                                          (10,766)      (10,429)     (19,982)
     Unearned compensation (i) (iii)                                                          (1,510)       (39)         (75)
     Additional paid in share capital (i) (iii)                                               12,276        10,468       20,057
     Amortisation of intangibles (i) (viii)                                                   6,016         8,043        15,410
     Warrants (vii)                                                                           1,051         381          730
     Deferred profit on sale of IRUs (v)                                                      (17,723)      (16,679)     (31,957)
     Capitalised interest, net of depreciation (ii)                                           37,879        34,167       65,465
     Impairment (x)                                                                           93,169        81,948       157,012
     Deferred profit on installations (vi)                                                    (762)         --           --
     Deferred installation revenue (vi)                                                       --            (68,687)     (131,604)
     Payroll taxes on employee share schemes (iv)                                             385           --           --
                                                                                              --------      --------     --------
Equity shareholders' funds under U.S. GAAP (xi)                                               982,713       787,267      1,508,404
                                                                                              ========      ========     ========

(i) to (x) see note (a) for description of adjustments.

(xi) Under U.S. GAAP, shares held by employee share trusts are recorded in the balance sheet as a deduction from shareholders' funds. Up to 31 December 2003, under U.K. GAAP, these shares were recorded as fixed asset investments at cost less amounts written off. However, following the adoption of UTIF 38 "Accounting for ESOP Trusts" during 2004, these shares are now being shown as a deduction from shareholders' funds under U.K. GAAP, with a prior year adjustment being made to the 2003 U.K. GAAP Balance Sheet. As a result of the prior year adjustment, the L0.2 million net equity reconciling item relating to shares held by employee share trusts in 2003 is no longer required. The net equity reconciliation at 31 December 2003 has been restated to reflect this.

c) Income taxes

Under U.K. GAAP, deferred income taxes are accounted for to the extent that it is considered probable that a liability or asset will materialise in the foreseeable future.

Under U.S. GAAP, deferred taxes are accounted for on all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amount which is more likely than not to be realised in future tax returns. The deferred tax asset is reconciled to the U.S. GAAP net deferred tax asset as follows:

                                                                                                           At 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Deferred tax asset under U.K. GAAP                                                            --            --           --
Tax effects of timing differences:
   Tax losses:
      North Region                                                                            127,617       139,910      268,068
      Central Region                                                                          182,468       113,039      216,583
      South Region                                                                            37,996        46,308       88,726

   Capital allowances and other timing differences                                            149,562       222,081      425,507
                                                                                              --------      --------     --------
Gross deferred tax asset under U.S. GAAP                                                      497,643       521,338      998,884
Deferred tax valuation allowance                                                              (497,643)     (521,338)    (998,884)
                                                                                              --------      --------     --------
Net deferred tax asset under U.S. GAAP                                                        --            --           --
                                                                                              ========      ========     ========



No deferred tax asset has been recorded and there is no U.S. GAAP tax provision.

                                                                             F37

d) Cash flow statement

The Group's financial statements present cash flow statements prepared using the principles of U.K. Accounting Standards FRS 1 (Revised), "Cash Flow Statements". The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 ("FAS 95"). Under FRS 1 (Revised) cash flows are presented for
(i) operating activities; (ii) returns on investments and servicing of finance;
(iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing. FAS 95 requires presentation of cash flows from operating, investing and financing activities. The following statements summarise the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP.

                                                                                                      Year ended 31 December
                                                                                              -----------------------------------
                                                                                              2003          2004         2004
                                                                                              L'000         L'000        $'000
                                                                                              --------      --------     --------
Net cash inflow from operating activities                                                     110,543       115,203      220,729
Net cash used in investing activities                                                         (143,005)     (124,696)    (238,918)
Net cash provided by financing activities                                                     (142,845)     (334,724)    (641,332)
Effects of exchange differences on cash and cash equivalents                                  42,807        (5,449)      (10,439)
                                                                                              --------      --------     --------
Net decrease in cash and cash equivalents                                                     (132,500)     (349,666)    (669,960)
Cash and cash equivalents at beginning of period                                              934,882       802,382      1,537,364
                                                                                              --------      --------     --------
Cash and cash equivalents at end of period                                                    802,382       452,716      867,404
                                                                                              ========      ========     ========


e) Equity shareholders' funds

The significant components of equity shareholders' funds under U.S. GAAP are as follows:

                                                                                                                         Total
                                                                     Ordinary shares                                     share-
                                                                  ----------------------      Paid in       Retained     holders'
                                                                  Shares        Par           capital       earnings     funds
                                                                  No'000        L'000         L'000         L'000        L'000
                                                                  --------      --------      --------      --------     --------
At 1 January 2003                                                 1,507,537     37,688        2,331,912     (1,283,542)  1,086,058
Loss for period                                                   --            --            --            (136,980)    (136,980)
Stock issuance                                                    2,617         66            1,701         --           1,767
Additional paid in capital                                        --            --            (1,145)       --           (1,145)
Unearned compensation                                             --            --            --            2,011        2,011
Exchange differences                                              --            --            --            31,002       31,002
                                                                  --------      --------      --------      --------     --------
At 31 December 2003                                               1,510,154     37,754        2,332,468     (1,387,509)  982,713
Loss for period                                                   --            --            --            (194,936)    (194,936)
Stock issuance                                                    975           24            546           --           570
Additional paid in capital                                        --            --            (1,808)       --           (1,808)
Unearned compensation                                             --            --            --            1,471        1,471
Grant of shares from Group Quest                                  --            --            --            55           55
Exchange differences                                              --            --            --            (798)        (798)
                                                                  --------      --------      --------      --------     --------
At 31 December 2004                                               1,511,129     37,778        2,331,206     (1,581,717)  787,267
                                                                  ========      ========      ========      ========     ========
At 31 December 2004 ($'000)                                                     72,383        4,466,591     (3,030,570)  1,508,404
                                                                  ========      ========      ========      ========     ========

                                                                             F38

f) New accounting standards

U.S. GAAP

In November 2004 the Financial Accounts Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153 "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("SFAS 153"). APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (Revised) "Share Based Payments" ("SFAS 123(R)"), which required companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use APB 25's intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123 (R) is effective for public companies for the interim period beginning after June 15 2005. Under the revised standard there are three transition methods available, the modified prospective model, the modified prospective model with restatement of prior interim results or the modified prospective model. Management is currently assessing the impact of this standard on the financial position, results of operations or cash flows.

In November 2004, the Task Force issued EITF Issue No, 03-13, "Applying the conditions in Paragraph 42 of SFAS 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"), which provides an approach for evaluating whether the criteria in paragraph 42 of FAS 144 have been met for classifying as a discontinued operations a component of an entity that either has been disposed of or is classified as held for sale. EITF 03-13 is effective for fiscal periods beginning after December 15, 2004. Management does not believe that the implementation will have a material impact on the financial position, results of operations or cash flows.

In October 2004, the EITF issued EITF 04-10 "Determining whether to Aggregate Operating Segments that do not meet the Quantitative Thresholds" ("EITF 04-10"). EITF 04-10 states that operating segments, as defined by SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," (SFAS 131) that do not meet the quantitative thresholds within SFAS 131, can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS 131, that the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in SFAS 131. EITF 04-10 will be effective when a new FASB Statement of Position being discussed on a related issue that will provide guidance in determining whether two or more operating segments have similar economic characteristics becomes effective, although early adoption is permitted. Management has assessed the impact of EITF 04-10 and believes the impact is not material.



U.K. GAAP

The following Financial Reporting Standards have recently been issued by the ASB. These accounting standards all mirror International Financial Reporting Standards and will be adopted by the Group as part of the transition to IFRS:
FRS 21 (IAS 10) "Events after the balance sheet date"; FRS 22 (IAS 33) "Earnings per share"; FRS 23 (IAS 21) "The effects of changes in foreign exchange rates"; FRS 24 (IAS 29) "Financial reporting in hyperinflationary economies"; FRS 25 (IAS 32) "Financial instruments: presentation and disclosure"; and FRS 26 (IAS
39) "Financial instruments: measurement".



IFRS

COLT will be required to report under IFRS for quarterly reporting from the quarter ending 31 March 2005 and in the 2005 Annual Report. The Group has undertaken a project to manage the transition from existing U.K. GAAP to IFRS. The major areas of difference which will impact the Group's profit and loss account or balance sheet are described in the Financial Review.

                                                                             F39

g) Share option plans

At 31 December 2004, the Group had certain options outstanding under its share plans. As permitted by SFAS 123 "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its share options. Had compensation expense for share options and awards been determined in accordance with SFAS 123, the Group's loss for the period and basic and diluted loss per share would have been as follows:

                                                                                                 Year ended 31 December
                                                                                -------------------------------------------------
                                                                                2002          2003          2004         2004
                                                                                L'000         L'000         L'000        $'000
                                                                                --------      --------      --------     --------
Loss for period after exceptional items:
As reported                                                                     (611,130)     (136,980)     (194,936)    (373,497)
Add (less): Compensation charge (credit) in respect
   of SAYE scheme reflected in the profit and loss account                      792           711           (337)        (646)
Less: Share based compensation charge calculated
   under the Black-Scholes model                                                (16,870)      (16,777)      (10,406)     (19,938)
                                                                                --------      --------      --------     --------
Adjusted pro forma loss for the period                                          (627,208)     (153,046)     (205,679)    (394,081)
                                                                                ========      ========      ========     ========
Basic and diluted loss per share
   As reported                                                                  L(0.41)       L(0.09)       L(0.13)      $(0.25)
   As adjusted                                                                  L(0.42)       L(0.10)       L(0.14)      $(0.26)

Solely for the purposes of providing the disclosures required by SFAS No. 123, the fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility 40% - 108%, risk free interest rate prevailing at the time of grant 3.8% - 7.4%, expected lives of options 5 to 7 years and dividend yield 0%.



                                                                             F40

27. Subsidiary undertakings

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

COLT Telecom BV                                     The Netherlands             Telecommunications and internet services provider

COLT Telecom SA                                     Belgium                     Telecommunications and internet services provider

COLT Telecom Austria GmbH                           Austria                     Telecommunications and internet services provider

COLT Telecom AB                                     Sweden                      Telecommunications services provider

COLT Internet U.S Corp.                             USA                         Intragroup internet services provider

COLT Telecom U.S. Corp.                             USA                         Intragroup telecommunications services provider

COLT Telecom A/S                                    Denmark                     Telecommunications and internet services provider

COLT Telecom A/S                                    Norway                      Telecommunications and internet services provider

COLT Telecom - Servicos de Telecommunicoes,         Portugal                    Telecommunications and internet services provider
               Unipessoal Lda

COLT Telecom Ireland Limited                        Ireland                     Telecommunications and internet services provider

COLT Telecom Finland OY                             Finland                     Telecommunications and internet services provider

COLT Technology Services India Private Limited      India                       Intra group support services

                                                                             F41

2004 Quarterly group financial results (unaudited)

Group Profit and Loss Account
(after exceptional items)                                         Q1            Q2            Q3            Q4           Total
                                                                  L'000         L'000         L'000         L'000        L'000
                                                                  --------      --------      --------      --------     --------
Turnover                                                          301,110       301,233       303,710       307,967      1,214,020

Cost of sales
     Interconnect and network                                     (198,090)     (205,028)     (207,813)     (202,797)    (813,728)
     Network depreciation                                         (46,808)      (45,736)      (46,611)      (52,814)     (191,969)
                                                                  --------      --------      --------      --------     --------
                                                                  (244,898)     (250,764)     (254,424)     (255,611)    (1,005,697)
                                                                  --------      --------      --------      --------     --------
Gross profit                                                      56,212        50,469        49,286        52,356       208,323

Operating expenses
     Selling, general and administrative                          (56,555)      (57,946)      (62,522)      (69,610)     (246,633)
     Other depreciation and amortisation                          (7,846)       (6,946)       (7,337)       (8,390)      (30,519)
                                                                  --------      --------      --------      --------     --------
                                                                  (64,401)      (64,892)      (69,859)      (78,000)     (277,152)
                                                                  --------      --------      --------      --------     --------
Operating loss                                                    (8,189)       (14,423)      (20,573)      (25,644)     (68,829)

Other income (expense)
   Interest receivable                                            5,863         5,174         5,600         4,364        21,001
   Interest payable and similar charges                           (17,612)      (16,983)      (16,882)      (15,335)     (66,812)
   Gain on purchase of debt                                       --            --            205           --           205
   Exchange gain (loss)                                           152           (34)          104           (218)        4
                                                                  --------      --------      --------      --------     --------
                                                                  (11,597)      (11,843)      (10,973)      (11,189)     (45,602)
                                                                  --------      --------      --------      --------     --------
Loss on ordinary activities before taxation                       (19,786)      (26,266)      (31,546)      (36,833)     (114,431)
Taxation                                                          --            --            --            --           --
                                                                  --------      --------      --------      --------     --------
Loss for period                                                   (19,786)      (26,266)      (31,546)      (36,833)     (114,431)
                                                                  --------      --------      --------      --------     --------
Basic and diluted loss per share                                  L(0.01)       L(0.02)       L(0.02)       L(0.02)      L(0.08)
                                                                  ========      ========      ========      ========     ========



Other data:

Turnover growth
   Year-to-year                                                   11%           3%            3%            1%           4%
   Quarter-to-quarter                                             -2%           0%            1%            1%           n/a

Gross profit margin (i)                                           19%           17%           16%           17%          17%


(i) Gross profit includes exceptional items.

For further information on exceptional items see note 7.

                                                                             F42

2004 Operating statistics (unaudited)

                                                                                Q1            Q2            Q3           Q4
                                                                                --------      --------      --------     --------
Customers (at end of period) (i)
   North Region                                                                 5,796         5,736         5,724        5,740
   Central Region                                                               7,213         7,929         7,960        7,870
   South Region                                                                 5,813         5,940         6,041        6,204
                                                                                --------      --------      --------     --------
                                                                                18,822        19,605        19,725       19,814
Customers (at end of period)  (i)
   Corporate                                                                    17,841        18,432        18,518       18,614
   Wholesale                                                                    981           1,173         1,207        1,200
                                                                                --------      --------      --------     --------
                                                                                18,822        19,605        19,725       19,814

Switched minutes (million) (for quarter)
   North Region                                                                 1,605         1,489         1,425        1,421
   Central Region                                                               3,752         3,593         3,580        3,875
   South Region                                                                 1,092         1,114         1,060        1,301
                                                                                --------      --------      --------     --------
                                                                                6,449         6,196         6,065        6,597

Private wire VGEs (000) (at end of quarter)  (ii)
   North Region                                                                 11,179        11,737        12,619       12,710
   Central Region                                                               11,993        13,013        15,623       15,795
   South Region                                                                 5,298         5,642         6,431        7,859
                                                                                --------      --------      --------     --------
                                                                                28,470        30,392        34,673       36,364


Headcount (at end of quarter)   (iii)
   North Region                                                                 1,536         1,568         1,544        1,489
   Central Region                                                               1,370         1,361         1,330        1,271
   South Region                                                                 928           928           929          908
   India                                                                        --            --            86           201
                                                                                --------      --------      --------     --------
                                                                                3,834         3,857         3,889        3,869

South Region comprises France, Italy, Portugal and Spain. North Region comprises UK, Ireland, The Netherlands, Belgium, Denmark, and Sweden. Central Region comprises Germany, Austria and Switzerland

(i) Customers represent the number of customers who purchase network and data solutions products.

(ii) Non-switched circuits are measured in Voice Grade Equivalents (VGEs). VGEs are the comparable number of voice circuits, of 64 kilobits per second, each approximately equivalent in capacity to the non-switched circuit being measured.

(iii) Headcount comprises active employees excluding temporary and contract workers.


                                                                             F43

Five year summary

Group Profit and Loss Account
(after exceptional items)                                         2000          2001          2002          2003         2004
                                                                  L'000         L'000         L'000         L'000        L'000
                                                                  --------      --------      --------      --------     --------
Turnover (i)                                                      686,977       905,687       1,027,258     1,166,318    1,214,020

Cost of sales
   Interconnect and network                                       (478,215)     (704,906)     (731,935)     (766,942)    (813,728)
   Network depreciation                                           (88,689)      (236,764)     (720,009)     (204,417)    (191,969)
                                                                  --------      --------      --------      --------     --------
                                                                  (566,904)     (941,670)     (1,451,944)   (971,359)    (1,005,697)
                                                                  --------      --------      --------      --------     --------
Gross profit (loss)                                               120,073       (35,983)      (424,686)     194,959      208,323
Operating expenses
   Selling, general and administrative                            (181,674)     (264,981)     (261,029)     (233,475)    (246,633)
   Other depreciation and amortisation                            (23,312)      (58,967)      (92,879)      (38,531)     (30,519)
                                                                  --------      --------      --------      --------     --------
                                                                  (204,986)     (323,948)     (353,908)     (272,006)    (277,152)
                                                                  --------      --------      --------      --------     --------
Operating loss                                                    (84,913)      (359,931)     (778,594)     (77,047)     (68,829)
Other income (expense)
   Interest receivable                                            80,500        60,727        38,108        26,718       21,001
   Gain on purchase of debt                                       --            58,774        101,668       7,589        205
   Amounts written off investment in own shares                   --            (2,757)       (409)         --           --
   Interest payable and similar charges                           (104,794)     (111,952)     (96,300)      (88,295)     (66,812)
   Exchange gain (loss)                                           (7,653)       (5,230)       17,245        6,388        4
                                                                  --------      --------      --------      --------     --------
                                                                  (31,947)      (438)         60,312        (47,600)     (45,602)
                                                                  --------      --------      --------      --------     --------
Loss on ordinary activities before taxation                       (116,860)     (360,369)     (718,282)     (124,647)    (114,431)
Taxation                                                          --            --            --            --           --
                                                                  --------      --------      --------      --------     --------
Loss for period                                                   (116,860)     (360,369)     (718,282)     (124,647)    (114,431)
                                                                  ========      ========      ========      ========     ========
Basic and diluted loss per share                                  L(0.17)       L(0.48)       L(0.48)       L(0.08)      L(0.08)
                                                                  ========      ========      ========      ========     ========

Operating loss after exceptional items                            (84,913)      (359,931)     (778,594)     (77,047)     (68,829)
Exceptional items:
   Interconnect and network                                       --            62,382        18,320        --           --
   Network depreciation                                           --            73,371        508,000       --           --
   Selling, general and administrative                            --            27,870        18,934        (2,453)      --
   Other depreciation and amortisation                            --            11,955        43,000        --           --
                                                                  --------      --------      --------      --------     --------
Operating loss before exceptional items                           (84,913)      (184,353)     (190,340)     (79,500)     (68,829)
Gross profit on infrastructure sales (i)                          (18,990)      (1,414)       --            --           --
                                                                  --------      --------      --------      --------     --------
Operating loss before exceptional items and
   infrastructure sales                                           (103,903)     (185,767)     (190,340)     (79,500)     (68,829)
                                                                  ========      ========      ========      ========     ========


(i)   Turnover in 2001 includes infrastructure sales of L3.8 million (2000: L46.2 million) which had associated cost of sales of
      L2.4 million (2000: L27.2 million). There were no infrastructure sales in 2002, 2003 or 2004.


                                                                             F44

Five year summary


Group Balance Sheet                                                                           At 31 December
                                                                  ---------------------------------------------------------------
                                                                  2000          2001          2002          2003         2004
                                                                  L'000         L'000         L'000         L'000        L'000
                                                                  --------      --------      --------      --------     --------
Fixed assets                                                      1,328,408     1,816,109     1,389,654     1,353,778    1,260,819
Current assets                                                    2,023,780     1,611,683     1,199,276     1,069,065    699,868
                                                                  --------      --------      --------      --------     --------
Total assets                                                      3,352,188     3,427,792     2,588,930     2,422,843    1,960,687
                                                                  ========      ========      ========      ========     ========

Equity shareholders' funds                                        1,501,857     1,624,359     955,010       862,698      748,094
Creditors                                                         1,850,331     1,742,027     1,546,552     1,497,285    1,163,885
Provisions for liabilities and charges                            --            61,406        87,368        62,860       48,708
                                                                  --------      --------      --------      --------     --------
Total liabilities, capital and reserves                           3,352,188     3,427,792     2,588,930     2,422,843    1,960,687
                                                                  ========      ========      ========      ========     ========


Operating Statistics (unaudited)                                  2000          2001          2002          2003         2004
                                                                  --------      --------      --------      --------     --------
Customers (at end of year)                                        7,388         11,386        15,523        19,565       19,814
Switched minutes for year (M)                                     15,758        20,248        20,040        21,897       25,307
Private wire VGEs (at end of year) (`000)                         8,486         15,312        20,423        26,613       36,364
Headcount (at end of year)                                        4,012         5,345         4,684         3,866        3,869





                                                                             F45